Form 20-F
period 2002-09-30
EPCOS AG
filed 2003-03-24
CIK 1095409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934  ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934  ☒

For the fiscal year ended September 30, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .   ☐

Commission file number: 1-14964

EPCOS AG

(Exact name of Registrant as specified in its charter)

N/A	Federal Republic of Germany
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

St.-Martin Strasse 53, D-81669 Munich, Federal Republic of Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share, no par value, notional value € 1	New York Stock Exchange

Ordinary shares, no par value, notional value € 1*	New York Stock Exchange

*Listed, not for trading or quotation purposes, but only in connection with the trading of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2002: 65,300,000 ordinary shares, no par value, notional value € 1.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                No  ☐                Not applicable  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☒

In this Annual Report on Form 20-F, the terms the “Company,” “we,” “us” and “our” refer to EPCOS AG including its predecessor companies and subsidiaries when the context requires.

As used herein, references to “€” are to euro, references to “dollars,” “USD” or “$” are to U.S. dollars and references to “marks” or “DM” are to German marks. On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including Germany. Beginning with the fiscal year ended September 30, 2000, we have adopted the euro as the reporting currency in our consolidated financial statements and translated all amounts for prior periods at the official fixed exchange rate for German marks to euro of DM 1.95583 = € 1. Although the financial data for such prior periods depict the same trends as would have been shown had we presented them in German marks, the reader should be aware that they may not be directly comparable to the financial data of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the German mark, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial data for such prior periods and the financial data of another company that had historically used a reporting currency other than the German mark that takes into account actual fluctuations in exchange rates could give a much different impression than a comparison of our financial data for such prior periods and the financial data of another company as translated into euro.

For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information – Exchange Rates.” On March 20, 2003, the noon buying rate for the euro was € 1.00 = $ 1.0613, translated from euros at the official fixed exchange rate. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. We discuss the impact of exchange rate fluctuations on our business below under Item 5. “Operating and Financial Review and Prospects” and Item 3. “Key Information.”

The consolidated financial statements for each of the years in the three-year period ended September 30, 2002 (the “Consolidated Financial Statements”) included in this Form 20-F, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our beliefs about our market shares and market growth rates are based on both external and internal market research. External sources include both public sector institutions, such as national and international trade and production institutions, and private organizations, such as independent market research institutions. Internal market research is based on customer communications, review of annual and business reports and press releases of competitors, direct communication with competitors, and information gathered from our former joint venture partners, Siemens and Matsushita.

(i)

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company.

In this annual report, such forward-looking statements include, without limitation, statements relating to:

1.	management goals and objectives,

2.	trends in results of operations or margins,

3.	the development of revenues overall and within specific business areas,

4.	the development of expenses,

5.	the effects of our restructuring and cost-cutting program,

6.	the market risks associated with interest and exchange rates, and

7.	other statements relating to our future business development and economic performance.

The words “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	changes in our customers’ industries,

•	slower growth in significant markets,

•	decline in demand and more pronounced recessionary trends in our markets,

•	changes in our relationships with our principal shareholders,

•	the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations,

•	unforeseen environmental obligations,

•	interest rate levels,

•	currency exchange rates, including the euro – U.S. dollar and euro – Japanese yen exchange rates,

(ii)

•	increasing levels of competition in Europe, North America, Asia and other international markets for our products,

•	changes in laws and regulations,

•	interruption of production due to strikes, and

•	general economic and business conditions and competitive factors, in each case on a global and regional basis.

We disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(iii)

(iv)

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Consolidated Financial and Statistical Data

Our Consolidated Financial Statements and selected consolidated financial data have been prepared in accordance with U.S. GAAP. The historical consolidated financial data set forth below for periods prior to our reorganization on July 1, 1999 reflect the assets and liabilities, results of operations and cash flows of our predecessor, the Siemens Matsushita Components joint venture, combined with the assets and liabilities, results of operations and cash flows of the companies and operations which were transferred to us as part of the reorganization of the group on July 1, 1999. The historical consolidated financial data for fiscal years ended on or before September 30, 1999 do not reflect the many significant changes that have occurred in our operations and funding as a result of our separation from the Siemens group and our initial public offering in October 1999; nor do they reflect what our financial position, results of operations and cash flows would have been had we operated as an independent business during these periods.

The selected consolidated financial data are derived from our Consolidated Financial Statements, which have been audited by the independent auditors KPMG Deutsche Treuhand-Gesellschaft AG. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein and in Item 5. “Operating and Financial Review and Prospects.” We have adopted the euro as reporting currency beginning with the fiscal year ended September 30, 2000. Our selected consolidated financial data for the fiscal years ended September 30, 1998 and 1999 have been restated into euro using the official fixed exchange rate of DM 1.95583 = € 1.

The consolidated financial information presented below may not be indicative of our future performance. We describe some of the relevant risk factors below under “Risk Factors.”

	Fiscal year ended September 30,
	2002	2001	2000	1999	1998
	(euro in millions, except per share amounts)

Consolidated statement of income data:
Net sales	1,311.7	1,905.3	1,855.4	1,140.8	1,007.2
Gross profit	163.5	465.0	534.7	257.4	232.5
Operating income/(loss)	(77.5)	214.0	329.9	115.5	109.6
Net income/(loss)	(38.5)	148.6	240.0	75.8	61.4
Basic and diluted earnings/(loss) per share	(0.59)	2.28	3.68	—	—

	As of September 30,
	2002	2001	2000	1999	1998
	(euro in millions)

Consolidated balance sheet data:
Working capital (deficit)	26.9	59.4	115.6	(5.1)	67.5
Property, plant and equipment, net	737.1	802.8	657.4	438.4	358.5
Total assets	1,343.6	1,417.7	1,316.4	931.7	746.6
Short-term borrowings	126.4	109.8	43.5	63.4	18.1
Long-term debt, excluding current installments	65.5	49.7	58.3	87.2	54.7
Shareholders’ equity	642.2	695.3	624.9	276.6	287.2

	Fiscal Year ended September 30,
	2002	2001		2000	1999	1998
	(euro in millions, except per share amounts)

Other data:
Earnings/(loss) before interest, taxes and minority interest (“EBIT”)	(72.1)	207.9		336.3	115.5	108.6
Capital expenditures	131.5	348.9		351.0	180.5	185.2
Depreciation and amortization	171.6	193.9		139.6	102.5	78.8
Dividends per share	—	1.0	*	—	—	—

* Declared on March 6, 2001 in respect of fiscal year 2000.

At September 30, 2002, we had 65,300,000 ordinary shares outstanding. Our basic earnings per share are calculated on the basis of the weighted average shares outstanding for fiscal year 2002, 2001 and 2000 of 65,288,838, 65,289,526 and 65,155,315, respectively. Due to the restructuring of group companies in fiscal year 1999 in connection with our IPO, the disclosure of historical earnings per share data for periods prior to the restructuring would be misleading and is therefore not presented. For potentially dilutive securities outstanding during the fiscal year ended September 30, 2002, see Note 14 to the Consolidated Financial Statements. Under a stock option plan adopted by our shareholders on September 28, 1999, we granted to our management and some of our employees

•	in October 1999, options to purchase 158,000 shares;

•	in November 2000, options to purchase a further 394,500 shares;

•	in February 2001, options to purchase a further 60,000 shares;

•	in November 2001, options to purchase a further 463,500 shares; and

•	in November 2002, options to purchase a further 698,500 shares.

For further information see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrant or Subsidiaries.” Our dividends per share in respect of fiscal year 2000 amounted to $ 0.9274, based on the noon buying rate for € 1.00 on March 7, 2001, the date of payment. We did not pay any dividends in respect of fiscal years 2001 and 2002.

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the Company as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments.

We calculate EBIT as operating income plus (minus) foreign exchange net gains (losses), other net income (expenses) and the share of net gains (losses) of unconsolidated affiliates. The following table reconciles EBIT figure for each year shown in the table above to the operating income reported for such year.

Reconciliation of EBIT to operating income

	Fiscal Year ended September 30,
	2002	2001	2000	1999	1998
	(euro in millions)
Operating income (loss)	(77.5)	214.0	329.9	115.5	109.6
Share of net gains (losses) of unconsolidated affiliates	(0.4)	(0.1)	0.6	(0.2)	(0.8)
Other income (expense), net	10.1	1.6	0.8	6.1	2.7
Foreign exchange gains (losses), net	(4.2)	(7.6)	5.0	(5.8)	(2.9)
EBIT	(72.1)	207.9	336.3	115.6	108.6

Exchange Rates

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or American Depositary Shares (“ADS”) on conversion of dividends, if any, paid in euro on the shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for periods prior to that date in our audited consolidated financial statements and in the other financial information discussed in this annual report. To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown. For all periods prior to the creation of the euro on January 1, 1999, this information has been calculated using the noon buying rates for the Deutsche Mark per $ 1.00 for each period, as translated into euro at the official fixed rate of € 1.00 = DM 1.95583. The average is computed using the noon buying rate for the Deutsche Mark on the last business day of each month during the period indicated.

Average exchange rates of U.S. dollars per euro

Average
Fiscal year ended September 30, 1998	1.0982
Fiscal year ended September 30, 1999	1.0955
Fiscal year ended September 30, 2000	0.9549
Fiscal year ended September 30, 2001	0.8886
Fiscal year ended September 30, 2002	0.9208

The table below shows the high and low exchange rate of U.S. dollars per euro for each month from September 2002 through February 2003:

Recent exchange rates of U.S. dollars per euro

	High	Low
September 2002	0.9959	0.9685
October 2002	0.9871	0.9708
November 2002	1.0139	0.9895
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708

The noon buying rate for euro on September 30, 2002 was € 1.00 = $ 0.9879. The noon buying rate on March 20, 2003 was € 1.00 = $ 1.0613.

Risk Factors

Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. The risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report. For a summary of statements that may include forward-looking statements and of factors that may influence our actual results, see “Cautionary statement with respect to forward-looking statements” on pages (ii) and (iii) above.

The current decline in demand in the electronic component industry may continue and may become more pronounced if recessionary trends increase.    During the last two years, we and others in the electronic and passive component industry have experienced a decline in product demand on a global basis, resulting in decreased order inflow and intensified price pressure. This decline is primarily attributable to a collapse of the market for telecommunications infrastructure, declining demand for personal computers and stagnation in the cellular telephone product markets. This slowdown may continue and may become more pronounced. It may affect also other areas, such as the market for industrial equipment. The slowdown in demand, as well as recessionary trends in the global economy, make it more difficult for us to predict our future sales, which also makes it more difficult to manage our operations, and could adversely impact our results of operations.

The collapse of the market for telecommunications infrastructure and stagnation in the mobile communications market may continue to hurt our sales and profitability.    Growth in the telecommunications market, including both the market for telecommunications infrastructure and the mobile telecommunications market, has contributed to much of the historic growth in sales of surface acoustic wave (SAW) components, ceramic components and capacitors. After rapid growth until fiscal year 2000, demand for telecommunications infrastructure products collapsed in fiscal year 2001 as a result of the weakened financial situation of many telecommunications services providers, excess network capacity, market saturation and inventory adjustments throughout the entire value-added chain. Significantly lower sales of telecommunications infrastructure products and mobile communication products, caused mainly by price erosion, has harmed sales of ferrites and SAW components, as well as of ceramic components and capacitors, reducing our profitability and the growth of the Company as a whole. We believe full recovery in the mobile communications market can be expected to occur only after a process of consolidation among mobile communications services providers and an increase of demand through the availability of attractive services like multimedia messaging and new handset models. In addition to a decrease in orders, we have experienced pressure from our customers to reduce prices in other industries as well, which in turn has reduced our profitability. It is still unclear when or if this price erosion will moderate to any significant extent or the telecommunications market will recover. Our sales and profitability may be hurt by any failure or delay in the occurrence of these events.

Current recessionary trends could adversely affect our results of operations and may force us to incur additional restructuring costs.    In the past, adverse economic trends that resulted in a slowdown in demand for electronic components have materially and adversely impacted our results of operations. A decrease in demand for our products, or an increase in supply due to the expansion of production capacity by our competitors, could cause a significant drop in our average sales prices, which could, in turn, cause a reduction in our gross margins and operating profits. As a result of our accelerated effort to streamline operations in response to the continued weakness in the electronic components market at the time, we may incur additional restructuring costs during fiscal year 2003.

Our cash flow from operations may not be adequate to finance all of our planned investments.    We have planned capital investments over the next several years to raise productivity, to enable us to develop new products and, in some cases, to expand our capacity. We describe these investments in more detail in Item 5. “Operating and Financial Review and Prospects – Capital Expenditures.” To the extent our cash flow from operations is not adequate to finance these investments, we may rely on debt financing to meet a portion of our remaining investment needs. If we cannot obtain this debt financing on favorable terms, then we may forego or delay some of these investments, which could hinder the development of our business and our competitiveness. Our profitability will suffer if the return on the investments financed through debt is less than the costs of financing these investments.

Cyclical changes in our customers’ industries have resulted, and may in future result, in significant fluctuations in demand for our products, increasing our unit costs and reducing our profitability.    Most of our customers are in cyclical industries. Their requirements for passive components fluctuate significantly as a result of changes in general economic activity and other factors. During periods of increasing demand they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products has peaked and begins to decline, as happened in many cases in fiscal years 2001 and 2002, they tend to rapidly decrease or even cancel orders for our products while they use up accumulated stocks. Business cycles vary somewhat in different geographical regions and customer industries. Significant fluctuations in sales of our products increase our unit costs and reduce our potential profitability by making it more difficult for us to predict our production, raw materials and shipping needs. We are also vulnerable to general economic events or trends beyond our control, and our sales and profits may suffer in periods of weak demand.

We must consistently reduce the total costs of our products to combat the impact of downward price trends.    Our industry is intensely competitive, and prices for existing products tend to decrease steadily over their life cycle. While unusually rapid growth in demand in a number of product families during fiscal year 2000 and the beginning of fiscal year 2001 tended to mitigate this trend, pricing pressure increased later in 2001 and intensified in fiscal year 2002 as demand declined. As a result, there is substantial and continuing pressure from customers to reduce the total cost of using our parts and components. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. For a more complete discussion of the competitive factors affecting our major markets, see Item 4. “Information on the Company – Competition.”

We must continue to develop innovative products and production techniques to combat downward price pressure for our products and to meet market requirements.    Sustaining and improving our profitability depends a great deal on our ability to develop new products quickly and successfully to customer specifications. Pressure on the prices of our products increases with the age of the product. Non-customized commodity products are especially vulnerable to price pressure. We traditionally resist downward pricing trends in part by offering products with new technologies or applications that offer our customers advantages over older products. We also seek to maintain profitability by developing products to our customers’ specifications that are not readily available from competitors’ stocks. Developing and marketing these products requires continuous investment. If we are unable to develop innovative products and production techniques, our competitive position and profitability will suffer.

Our efforts to expand our business in Asia and elsewhere may lead to increased competition with our shareholder Matsushita and harm our growth and our cooperation with them.    Unlike Siemens, which has ended its involvement in the passive components industry, our shareholder Matsushita, which is one of the world’s largest manufacturer of passive components, remains active in this area. We expect to face increased competition with Matsushita as we continue our planned expansion in Asia, where Matsushita has especially strong market positions. As a result of Matsushita’s sale of most of its stake in EPCOS in our initial public offering as well as general market developments, Matsushita may also seek to expand its business in our traditional home markets in Europe. Increased competition with Matsushita may harm our growth. Although we have entered into cross license and technical cooperation agreements to govern our cooperation with Matsushita, its reduced stake in EPCOS and the possibility of more intense competition between the two companies may also hinder cooperation. Difficulties in this relationship may harm our ability to design or sell some of our products.

Exchange rate fluctuations could affect our ability to price our products competitively.    Many of our competitors are based in Japan, the United States and other countries whose currencies fluctuate against the euro. Our business will suffer if we are unable to compensate for any competitive advantage others may derive from having a substantial portion of their costs based in another currency if this currency should weaken vis-à-vis the euro. If our competitors benefit from weakening currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins.

Losing the services of members of our management board or our other highly qualified and experienced employees could harm our competitiveness.    Our success depends upon the continued contributions of members of our management board, who have many years of experience at the Company and would be extremely difficult to replace on short notice. We must also attract and maintain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining these people. If we unexpectedly lose the services of any members of our management board or cannot attract and retain other qualified personnel, our business could suffer through less effective management due to loss of knowledge of our business or through less competitive products due to a reduced ability to design, manufacture and market innovative products.

Shortages and price increases in some of our raw materials may increase our costs and reduce our profitability.    For some of our product lines, we require raw materials that only a limited number of suppliers can provide in sufficient quality or amount to meet our needs. The most significant of these materials include tantalum powder and metal and other films used in capacitors, silver/palladium powder used in ceramic components, and ceramic packaging materials and wafers made of lithium niobate, lithium tantalate and quartz for SAW components. We describe our use of these materials in more detail in Item 4. “Information on the Company – Description of Business – Raw Materials and Sources of Supply.” To reduce the risk of supply interruptions or price increases of our significant raw materials, we generally maintain alternative sources and seek to reduce our needs of those that are expensive or subject to shortages through technical innovation. Despite these measures, we could experience shortages in the availability of these and other raw materials that would increase our costs and hurt our margins.

Environmental laws and regulations may expose us to liability and increase our costs.    Our operations are subject to many environmental laws and regulations wherever we operate governing,

among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In the past, we have incurred some costs in connection with liability for remediation of soil and groundwater contamination. In addition, on February 13, 2003, two directives of the European Union governing waste electrical and electronic equipment and restricting the use of specified hazardous substances in electrical and electronic equipment became effective. These directives require equipment vendors to take back used equipment and ban lead, cadmium, mercury, hexavalent chromium and some flame-retardants in electronic components. These directives could adversely affect our manufacturing costs or product sales because they may force us to change production processes or use more costly materials, such as those that are capable of withstanding the higher temperatures required for lead-free soldering processes. For further details, see Item 8. “Financial Information – Legal Matters – Environment.” As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical manufacturing activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmentally compliant manufacturing facilities. By restricting or prohibiting the distribution of our current products, environmental regulations could also harm our business by forcing us to increase research and development expenditures and by shortening the useful sales lives of our products.

We might be faced with products liability or warranty claims, either directly or indirectly through our customers.    Despite extensive quality assurance measures, there remains a risk that defects may occur in our products. Such defects could, in turn, lead to defects in our customers’ products that incorporate our products. The occurrence of defects in our products could give rise to warranty claims against us or to liability for damages caused by such defects to our customers or to the customers of our customers. Such defects could also lead to liability for consequential damages. Defects in our products could, moreover, impair the market’s acceptance of our products. Any of these events could have a material adverse effect on our business and financial condition.

Our principal shareholders can together block some and influence other major corporate actions, reducing the value of your investment.    Our shareholders Siemens and Matsushita each hold approximately 12.5% plus one share of our share capital and each will have the right until September 2, 2004 to designate one member of our supervisory board. As we describe in more detail under Item 7. “Major Shareholders and Related Party Transactions – Major Shareholders – Shareholders’ agreement between Siemens and Matsushita,” they have agreed to attempt to coordinate their actions at future meetings of our shareholders. They may have the power to influence significantly the outcome of any matter requiring a shareholder vote, including the approval of dividends and the election of members of the supervisory board. If they act together, they could block action on a capital increase that excludes preemptive rights or on a capital decrease, a merger, consolidation, spin-off or sale or other transfer of all or substantially all of our assets, a change in our corporate form or business purpose or the dissolution of EPCOS. The value of your investment in EPCOS may suffer as a result.

A decline in the value of the euro could reduce the value of your investment and any dividends you receive.    Fluctuations in the exchange rate between the dollar and the euro will affect the dollar equivalent of the euro price per share and the dollar value of any cash dividends. If the value of the euro relative to the dollar declines, the market price of the ADSs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the dollar amounts received by ADS holders on the conversion of any cash dividends paid in euro on the shares.

Because U.S. investors may be unable to participate in future rights offerings, your percentage shareholding may be diluted. Except in limited circumstances, German public companies like us must offer preemptive rights to existing shareholders when issuing new shares. For reasons relating to U.S.

securities laws or other factors, U.S. investors may not be able to participate in rights issues we may choose to make and may face dilution as a result.

Because we and most of our directors and officers are located in Germany, it may be difficult for you to sue these persons in the United States or to enforce judgments by U.S. courts against them.    We are a corporation organized under the laws of the Federal Republic of Germany, and most of our directors and executive officers are residents of Germany. In addition, most of our assets owned and those of the aforesaid individuals are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process upon us or any of the aforesaid persons within the United States with respect to matters arising under the U.S. federal securities laws or to enforce against us or any of such persons judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by counsel that it is doubtful as to whether original actions of liabilities predicated on the U.S. federal securities laws may be enforced in Germany and that in Germany both recognition and enforcement of U.S. court judgments with respect to the civil liability provisions of the U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung or ZPO). In some cases, especially when the relevant statutory provisions of German law do not recognize the international jurisdiction of a U.S. court or the judgment conflicts with certain basic principles of German law (e.g., the prohibition against punitive damages and limited pre-trial discovery), a U.S. judgment might not be recognized by a German court. Service of process in U.S. proceedings on persons in Germany, however, is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.

Item 4.	Information on the Company

Description of Business

EPCOS, headquartered in Munich, Germany, is one of the world’s leading producers and suppliers of passive electronic components. Passive electronic components process electrical signals, control power supplies and protect electronic circuitry, among other things. The core of EPCOS was Siemens Matsushita Components, a former fifty-fifty joint venture formed in 1989 between Siemens AG and Matsushita Electronic Components (Europe) GmbH with diverse activities in passive components. EPCOS also includes:

•	a former Brazilian subsidiary of Siemens AG called EPCOS do Brasil Ltda. (formerly ICOTRON-Indústria de Componentes Electrônicos Ltda.) that makes capacitors;

•	a former U.S. subsidiary of Siemens AG that owns our Iselin, New Jersey sales office;

•	Crystal Technology, Inc., the Palo Alto company that mainly makes the lithium niobate crystals we use in our SAW components;

•	Siemens AG’s former surge voltage arresters operations; and

•	the passive electronic activities of a former Singapore subsidiary of Siemens.

We describe the transactions through which EPCOS was created in more detail under Item 10. “Additional Information – Material Contracts – Agreements with Siemens” and “– Agreements with Matsushita.”

The main categories of passive components that we manufacture are capacitors, thermistors and varistors, surge voltage arresters, filters and soft ferrite cores. Passive components are used in every electronic circuit and are found in equipment and systems marketed by all sectors of the electrical and electronics industries. With more than 40,000 different products, we provide customers across a spectrum of industries “one-stop” access to a comprehensive line of passive components for a broad range of applications. We manufacture our products using an extensive array of proprietary processes in advanced facilities in thirteen countries on four continents.

We have assigned our products to the following four segments:

1.	Capacitors: Capacitors store electrical energy. Electromagnetic compatibility (EMC) components, which also belong to this segment, suppress high frequency electromagnetic radiation in electronic devices. Applications for these products range from mobile phones to automotive and industrial electronics to high speed trains.

2.	Surface acoustic wave (SAW) components: SAW components run surface acoustic waves over a piezo ceramic wafer to filter radio frequency signals. Piezo is a shortened term for piezoelectric ceramic crystal, which is a material that has the ability to expand and contract with the application of electric current. Their filtering properties make SAW components an essential part of modern information technology. SAW components are used extensively in today’s mobile and cordless phones, televisions, video recorders and satellite receivers.

3.	Ceramic components: Ceramic components use the properties of ceramic materials to filter electronic signals, regulate temperatures and protect electronic devices. Our products in this segment cover applications in the mobile communications, automotive, industrial consumer and household electronics markets.

4.	Ferrites: Ferrites concentrate electromagnetic energy for beneficial uses in high signal frequency applications. This segment also includes transformers and other finished inductors made by winding ferrite cores with wire, as well as some accessories. Ferrite cores are the heart of inductors used in telecommunication switches, consumer and household electronics and industrial electronics.

We explain the basic function of these different categories of electronics parts and components below under “The Passive Components Industry.” You can find more specific information about the types of products we make and their typical applications below under “Products.”

The following table shows the total sales by segment in each of the last three fiscal years:

Total sales by segment

	Fiscal year ended September 30,
	2002	2001	2000
	(euro in millions)

Capacitors	429.0	641.5	566.0
SAW components	425.1	552.5	625.1
Ceramic components	384.0	556.5	519.4
Ferrites	74.7	157.1	147.6

Our production and design facilities are located throughout Europe, the Asia Pacific region and the Americas, and our sales network covers over 85 countries worldwide, either directly or through partners such as Siemens and agents. The table below shows net sales based on the location of the customer in each of the last three fiscal years:

Total sales by region

	Fiscal year ended September 30,
	2002	2001	2000
	(euro in millions)

Europe	836.5	1,219.6	1,211.5
Asia Pacific	300.4	369.6	352.3
United States	95.3	182.0	200.5
Other	79.5	134.1	91.1

Following a period of moderate and, in fiscal year 2000, exceptional growth, the European market for passive components, which is characterized largely by telecommunications and industrial and automotive electronics, deteriorated substantially in later periods of fiscal year 2001 and especially during fiscal year 2002. We expect that growth in the European market will be moderate in the coming years. Production of mass-market consumer goods and electronic data processing equipment has increasingly shifted to the Asia Pacific region over the last twenty years, with many European companies transferring production to remain competitive with local producers. Passive components markets in the Asia Pacific region witnessed strong growth rates through 2001, a trend we expect to resume when the currently difficult economic environment has passed. The North American market showed very little growth in electronic data processing equipment and automotive electronics in fiscal years 2001 and 2002. In the United States, our net sales fell by approximately 47.6% in fiscal year 2002 due to further production relocations of our customers to low-labor-cost countries. We believe that 2003 will see improved market conditions as compared with 2002, and we are optimistic that we are well-positioned to continue to grow in this region in the next several years.

We structure our product offering to meet the needs of the principal industry groups that we serve: telecommunications, automotive, consumer and industrial electronics and electronic data processing equipment. Most of these industries have a strong presence in our European home market and require increasing amounts of the technologically advanced passive components that form the core of our business. For instance, in industrial electronics, greater use is being made of renewable energy sources such as wind and solar energy, and demand for electronic components for the associated generators and control systems is rising. Our customers comprise equipment manufacturers, as well as other companies that make component modules for equipment manufacturers. To satisfy customers that increasingly seek to reduce the number of their suppliers, we offer one of the most comprehensive product spectra in the industry. Our product line is characterized by quality, technological sophistication and innovative design. We focus our product development efforts on areas of particular importance to our key customers, such as modules (which integrate a variety of components in and on one substrate), high end tantalum chip capacitors, piezo stacks (mainly for advanced fuel injection systems) and SAW components for third-generation telecommunications equipment. We also offer commodity components where we believe we can do so profitably by building on our existing technological know-how.

We sell our products through our own sales network in most of Europe, North America, the Asia Pacific region and Brazil. In fiscal year 2002, we expanded our sales network in Asia by establishing new EPCOS subsidiaries in China and, in October 2002, in Taiwan. Since October 1, 2000, we have assumed from Siemens sales companies the responsibility for sales of our products in China, Finland, France, India, Japan, Sweden and the United Kingdom. In other countries we continue to rely on the Siemens group sales network. Sales to Siemens sales companies for resale have declined, from 38.0% in fiscal year 2000 to 8.0% in fiscal year 2001, and to 2.9% in fiscal year 2002 of our net sales. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 11.1% of our net sales in fiscal year 2002, 10.2% in fiscal year 2001 and 9.1% in fiscal year 2000.

Sales to Siemens for use in its own products accounted for 14.4% of our net sales in fiscal year 2002. Nokia accounted for an additional 14.0% of our net sales in fiscal year 2002. No other customer accounted for more than 10% of our net sales in fiscal year 2002. Our ten largest customers in fiscal year 2002 were Bosch (Germany), Elcoteq (Finland), Ericsson (Sweden), Flextronics (Singapore), Goldstar (Korea), Motorola (U.S.), Nokia (Finland), Philips (Netherlands), Samsung (Korea) and Siemens (Germany). These customers accounted for about 46% of our net sales in fiscal year 2002. For many of our customers, some or even most of our sales are to one or more of their foreign subsidiaries.

The Passive Components Industry

The fundamental categories of passive electronic components include fixed and variable resistors, capacitors, inductors and filters. All of these are devices or combinations of devices that offer resistance to an electric current. The resistance may depend on voltage, as in a varistor, or temperature, as in a thermistor. The resistance of a passive component may also vary with the frequency of alternating current applied to the device. As the frequency increases, the resistance may go down, as in a capacitor, or it may go up, as in an inductor. In a filter, it is lowest (or highest) around a specified frequency and higher (or lower) for other frequencies.

Capacitors consist essentially of two electrically charged surfaces called electrodes separated by an insulating material called a dielectric. Capacitors can be used to store electrical energy and to modify the frequency or phase of electrical signals.

Inductors are coils of wire wrapped around a core, which may be hollow or made of a metal or ferrite or another synthetic material. They can function as electromagnets, or can use the relationship between electric and magnetic fields to couple parts of circuits to each other or to change the voltage of alternating current, as in a transformer.

Filters may be made as discrete devices or by combining one or more capacitors and inductors. Discrete filters include microwave ceramic components, which use ceramics to filter electrical signals in the microwave part of the spectrum, and SAW, or surface acoustic wave components, which use crystals to filter radio frequency signals.

EMC components consist of specialized inductors and capacitors or filters combining inductors and capacitors. EMC components are generally used to enhance the performance of electronic equipment, to reduce electromagnetic interference generated by electronic equipment and to protect electronic equipment and electrical circuits from interference.

Virtually all electrical and electronic equipment contains passive components of several of these types. They are used in large numbers wherever semiconductors are present. As more and more systems, machinery and equipment become ever more sophisticated, the need for passive components is expected to increase. The automobile industry, for example, has steadily increased the amount of electronics used in the average vehicle. The growth in mobile telecommunications has also increased consumption of passive components over the last several years. In the industrial electronics industry, demand is generally increasing for factory automation and measuring, testing, analyzing and process control equipment.

Makers of passive components comprise companies with diverse worldwide operations such as EPCOS and smaller companies that concentrate on a particular geographic region or a particular product family or group. Very few of the other global companies produce a broad range of products covering all or nearly all of the categories mentioned above. Most producers instead focus on a limited range of technologies or component types. Some companies that use passive components in their products produce a portion of their own requirements in-house. Competition among passive components makers is based on many factors, including price, design capabilities, quality and performance, service and ability to satisfy volume requirements on schedule. The most important competitive factor, however, has become total cost of ownership, which means the total cost to the customer of using a particular manufacturer’s products. This concept includes not only the price of the component but also the cost and timeliness of delivery, the impact on customers’ design activities and all other factors that affect customers’ costs relating to the use of the component. Since customers can often reduce their administrative costs by reducing the number of their suppliers, we believe that the breadth of the product range offered by passive components manufacturers is becoming increasingly important as a competitive factor. We also believe that the range of technology available to passive component manufacturers is becoming increasingly important as a competitive factor, as it facilitates the development of new products integrating different technologies.

Customers for passive components mainly comprise manufacturers of electronic equipment for a broad variety of industries ranging from telecommunications to automobiles, consumer goods and industrial equipment. Some products are further processed by third parties before being sold to equipment manufacturers. For example, producers of ferrite cores typically sell most of their output to other companies that process them into transformers and other types of inductors.

Increasingly, electronic equipment vendors are outsourcing all or part of their manufacturing activities to electronic manufacturing service (EMS) providers. Since such vendors typically continue to develop their own products, they rather than the EMS providers still determine the specifications for the passive components these products will contain. The EMS providers then place orders for and receive deliveries of components. We have adapted our sales and logistic processes to this important trend and intend to take further measures in this regard in future.

Although consumption of passive components has been increasing over time, the market has experienced periods of decline, reflecting the cyclicality of the markets for all the types of products that use passive components. In 2002, the passive components industry experienced a downward trend caused by recessionary trends, the collapse in the market for telecommunications infrastructure, stagnation in the mobile communications market and weak consumer demand. This downturn affected the entire electronics industry. As demand begins to fall in a downturn, purchases of passive components tend to decline rapidly because manufacturers wish to reduce their own inventories of parts and components as their needs decline. On the other hand, as equipment manufacturers perceive increases in demand for their own products, they tend to increase their stocks of electronic components rapidly so as not to risk being caught short as their suppliers come under pressure. This cycle is similar to, although less pronounced than, the semiconductor cycle since a significant portion of the demand for passive components is for products that are based on or incorporate semiconductors.

Most of the fundamental technologies used in the passive components industry have been available for a long time. The market is nonetheless typified by rapid changes in product designs and technological advances allowing for better performance. New applications are frequently found for existing technologies, and new technologies occasionally replace existing technologies for some applications or open up new business opportunities in other areas of application. Successful innovation is critical for maintaining profitability in the face of chronic erosion of prices for existing products. Since new generations of electronic equipment demand new and improved passive components, it is common for components and equipment manufacturers to work together on the design of new equipment. Components manufacturers offer these services to promote the sale and use of their products.

One of the most important developments in the passive components industry in the past twenty years has been the shift to surface-mounted devices. This trend has been driven by the semiconductor industry’s dramatic success in reducing chip size while increasing the number of transistors or other devices on a single chip. Their success in miniaturization has put pressure on the passive components industry to make smaller components. Increasing automation in electronic equipment manufacturing at the same time has increased demand for sturdier and more easily mountable products. Advances in materials and manufacturing technologies over the last twenty years have made it possible to produce sturdier and smaller passive components that can be mounted rapidly and at high density directly on printed circuit boards using short electrodes in place of fragile wire leads. These features are especially useful in mobile telephones, laptop computers and other applications that place a premium on small size, mass production and low cost. The increasing functionality of these devices may also call for a larger number of passive components as well as further miniaturization. Therefore, electronic equipment manufacturers are working closely together with electronic component manufacturers to develop integrated passive devices that comprise several single components or component functions in one surface-mounted device.

Strategy

We are a leading global designer and manufacturer of a broad range of passive electronic components. Our business objectives are to maintain and enhance our position as the largest supplier of passive components in Europe and to further improve our position in the Americas and in the expanding markets of the Asia Pacific region. We seek to grow our business profitably at above market rates. To achieve these goals we have implemented an integrated strategy incorporating the following main elements:

Continue to focus on the fastest growing and technologically most demanding sectors within the passive components industry. We intend to build on and further improve our traditional strengths in designing and manufacturing passive components for the automotive, telecommunications, high-end industrial, consumer electronics and electronic data processing industries. We also continuously seek to intensify our customer relationships with electronic manufacturing service (EMS) providers by, for example, offering outstanding logistical services. To gain market share and to take advantage of the further need for miniaturization in the mobile telecommunications industry, we are improving our product offering for SAW components and modules. To capitalize on the trend towards increased use of electronics in the automotive industry, we are increasing the performance of a variety of our capacitors and ceramic components and are offering new solutions, such as for fuel injection and various sensor applications. We are enhancing our product offerings for applications in the evolving markets for digital media and optical communication networks. We intend to continue to identify and exploit opportunities in these and other rapidly growing markets. We explain these products and applications in more detail below under “Products.”

Restructure and relocate manufacturing operations.    As a consequence of the deterioration of business expectations, we have intensified the relocation of manufacturing operations for labor-intensive processes and products to lower-cost countries in Eastern Europe and to Brazil, India, Singapore, Malaysia and China. In our capacitor segment, the main relocations were from Heidenheim, Germany, to Szombathely, Hungary, and Gravataí, Brazil (in aluminum electrolytic capacitors and EMC-Components), and from Málaga, Spain, to Nashik, India, Gravataí, Brazil and Zhuhai, China (in film capacitors). Additionally, the production line for dry core power capacitors was relocated from Germany to the capacitor plant of EPCOS Spain in Málaga. We also completed the transfer of the production of capacitors for radio-frequency interference suppression from Spain to India, which will become an important center of competence and one of our main production plants for these capacitors. In ceramic components, we are relocating parts of our manufacturing operations from Deutschlandsberg, Austria, to Zhuhai, China. In addition, manufacturing capacity was transferred from Germany to Singapore and China (in SAW components) and from Germany and France to the Czech Republic and India (in ferrites).

Accelerate our cost reduction program.    Success in our business requires a continuous focus on cost reduction and productivity improvement. In Spring 2001, in response to deteriorating conditions in our industry, we introduced a cost-cutting program. We intensified this program during fiscal year 2002 as the world economy and electronic equipment market failed to recover. As part of the cost-cutting program, we reduced our initial budget for capital expenditures of approximately € 160 million by approximately € 30 million. The number of our employees in countries with relatively high labor costs continued to decline significantly in fiscal year 2002. Our strategy of working with subcontractors has proven effective permitting us to quickly adapt to changes in demand. We have also extended our purchasing initiative to lower our cost base. In order to guarantee our competitive strength, we plan to continue optimizing our advanced manufacturing processes, intensifying our efforts to reduce the cost of materials and to reduce costs by further increasing the efficiency of our production and logistics processes at all our facilities in order to optimize the supply chain from our customers through to our suppliers. As part of this effort, we have begun to implement a new Enterprise Resource Planning software package that includes supply chain and customer relations management and other functions.

Expand and enhance the development of advanced components.    Our business is characterized by an increasing rate of technological change. The diversity of our product portfolio, the applications and industries we serve, the technologies we master and our close and continuing dialogue with customers help us to identify promising development opportunities and to act on them quickly. For example, we offer ceramic technologies that will allow us to put increasing numbers of passive components on and in a single small module. In fiscal year 2002, we ramped up production of the world’s smallest integrated triple-band front-end module, which integrates the filter and switch functions for GSM mobile telecommunications, as well as production of niobium capacitors, the raw material for which is cheaper and more abundant than tantalum. We believe we are the first company able to provide commercial quantities of niobium capacitors. In addition, we have continued to improve the production of and technology for our ultra capacitors, which bridge the technological gap between batteries and capacitors, and expanded our production of piezo ceramic components for fuel-injection systems. Our product development efforts also include new temperature-sensing systems for automotive applications and new materials for capacitors and ferrites. In spite of the difficult market environment, we kept our research and development expenditures in fiscal year 2002 at approximately the same level, in absolute terms, as the previous year, which represented a substantial increase in research and development expenditures as a percentage of net sales. We intend to continue to focus our research and development efforts to adapt quickly to new technological trends and to ensure that we are well-positioned in high growth markets. We describe the products and technologies that we believe have particularly promising market potential in greater detail under “Research and Development” below.

Continue to deliver customer-oriented innovation and service.    We strive to anticipate our customers’ needs faster than our competition through continuous dialog and close collaboration during all stages of the design and production process. To satisfy the high technical performance requirements of our customers, we focus on innovative products tailored to meet the needs of a particular customer or application. Most of our sales force of more than 700 employees are trained as engineers, and their understanding of our products and customers’ design needs forms a significant part of our close technical cooperation with our customers. As in previous years, we have continued to establish our own sales companies in some of the countries where Siemens’ regional companies used to handle our sales. In fiscal year 2002, we handled substantially all of our worldwide sales through EPCOS companies.

Further globalize production and sales.    We are especially focused on expansion in sales in the Asia Pacific and North American markets. Particularly in the Asia Pacific market, we have been increasing both the size and the level of qualification of our sales force as a means of improving sales growth. In tandem with our customers, we are increasingly globalizing our production by shifting some of our production operations to the Asia-Pacific region, Eastern Europe and other regions with high growth potential. In fiscal year 2002, lower demand followed by lower rates of capacity utilization allowed us to speed up the relocation of product lines to lower cost countries such as Brazil, China, Hungary, India and Spain (for capacitors), to China and Malaysia (for ceramic components), to China and Singapore (for SAW components) and to the Czech Republic and India (for ferrites). In addition to this relocation process, we have continued our efforts to train our personnel, our temporary staff and our subcontractors. In fiscal year 2002, we further expanded our production and sales network in Asia by establishing new EPCOS subsidiaries and production facilities in China, Japan, India and, in October 2002, Taiwan. We plan to expand our global production further through joint ventures and acquisitions when attractive opportunities arise.

Reduce our exposure to demand cycles.    We aim to reduce our exposure to the effects of individual industry business cycles on our operations by increasing our sales efforts in the Asia Pacific region and the Americas. We believe that outsourcing selected labor intensive processes to subcontractors is also reducing our manufacturing costs and increasing our flexibility to react to demand cycles. Through our complementary portfolio of products designed for the telecommunications, automotive, industrial, electronic data processing and household and consumer electronics industries, we serve a wide range of customers, thereby limiting our susceptibility to industry-specific demand cycles.

Products

We offer an extensive line of electronic parts and components, aimed at providing our customers with a “one stop” source for their needs. We design, manufacture and market our products for a wide range of applications across different industries. The following sections describe the main product families for each of our four segments and some of their typical applications. We discuss the major customers and markets for each segment in more detail under “Customers and Markets” and the key manufacturing locations for each segment under “Description of Property.”

Capacitors

Our capacitors segment includes six product families: film capacitors, power capacitors, tantalum capacitors, aluminum electrolytic capacitors, ultra capacitors and EMC components. The various capacitor product families are distinguished mainly by how they are manufactured and the material they use as a dielectric, although power capacitors, which use a variety of dielectrics, differ from other families mainly in their applications.

We believe that we are the world’s largest manufacturer of power capacitors and that we have the largest market share in Europe for film, aluminum electrolytic and tantalum electrolytic capacitors and EMC components. We believe that, during the fiscal year 2002, we strengthened our technology leadership role in the segment of tantalum capacitors by developing a new generation of products for mass production. In 2002, we also established new production capabilities for Tantalum-Polymer and Tantalum-Multianode technologies. In mid-2001, we established new production capability for niobium technology in Heidenheim, Germany, which constitutes an alternative to the tantalum technology for low voltage applications. Capacitors based on niobium can deliver the same amount of energy as conventional components in a fraction of the space. And as their raw material is abundant, niobium capacitors offer a better price/performance ratio and cost savings in comparison with tantalum.

In April 2000, we established our first production line for ultra capacitors. These innovative storage devices possess extremely high capacitance values together with relatively low internal resistances. Thus, they are able to store and deliver much higher electrical energy than aluminum electrolytic capacitors of the same size with a power output significantly higher than batteries. Ultra capacitors are therefore able to fill the performance gap in terms of energy density and power density between capacitors and rechargeable batteries. We believe that the applications for ultra capacitor technology will increase and the market will grow over the next few years.

The following table shows some examples of the industries that use our capacitors and EMC components and typical applications for each product family. Capacitor product families are listed in order of their contribution to our fiscal year 2002 net sales.

Product family	Industries	Applications
Tantalum capacitors	Telecommunications	Mobile telephones, base stations, xDSL, laptops
	Electronic data processing	Servers
	Automotive electronics	Airbags, antilock braking systems, gear and engine management

Aluminum electrolytic capacitors	Industrial and consumer electronics	Switched mode power supplies,
	Lighting	Drives, inverters, Uninterruptible power supplies (UPS)

EMC components	Automotive electronics	Engine management, airbags, antilock braking systems
	Industrial and consumer electronics and appliances	Switched mode power supplies, EMC protection and lighting systems
	Telecommunications	Base stations, xDSL

Film capacitors	Lighting	Energy saving lamps, electronic ballasts, high intensity discharge (HID) lamps, fluorescent lamps
	Consumer electronics	Multimedia
	Automotive electronics	Motor management systems, EMC protection and lighting systems

Power capacitors	Traction systems	Electric locomotives
	Electrical power transmission	Power-factor correction
	Consumer electronics/Home appliances	Air conditioners, washing machines and refrigerators

Ultra capacitors	Automotive electronics Power supply	Electric and hybrid vehicles Energy storage devices, power quality

Our tantalum capacitors have applications in laptop computers, servers, high-speed internet access, mobile telephones and other applications where smaller size, ease and speed of assembly and extreme reliability are high priorities. We offer a complete range of surface-mounted tantalum capacitors. Our tantalum capacitors are also suitable for some high-temperature applications in automotive electronics and other industries.

Our aluminum electrolytic capacitors have many industrial applications in the power supply and power electronics fields. The substantial majority of our aluminum electrolytic capacitors are designed for use in drives and switched mode power supplies for the industrial and consumer electronics industries, as well as for other applications in traction systems and lighting. Aluminum electrolytic capacitors use thin foils of very pure aluminum as their positive electrodes. The electrode surface area is increased by electrochemical etching. This large surface area, combined with an ultra thin aluminum oxide dielectric, enables us to produce smaller, lighter and especially reliable capacitors.

Our EMC components cover a wide range of sizes, running from surface-mounted inductors to large models for high-current applications. They can be used to suppress high-frequency radiation in central electrical systems for automobiles and in starters for fluorescent lighting, color televisions, disk drives, elevators, lasers, telecommunications, electronic data processing equipment and many other systems and devices. EMC components are frequently used to bring electronic equipment into compliance with regulations that limit radio frequency emissions.

Our film capacitors cover a wide variety of applications. They are typically used in certain types of circuits for TV picture tubes and computer monitors, voltage converters and switched mode power supplies. Switched mode power supplies consist mainly of transformers that lower the voltage of the electric current powering electronic equipment. Capacitors enable these devices to use smaller and lighter transformers, saving space and weight. In the lighting area, capacitors are present in nearly all energy saving lamps and are used for energy storage and voltage stabilization in special electronic devices that we call “electronic ballasts.” Another growing field of application is automotive electronics, where film capacitors can be found in motor management systems and ignition circuits for xenon headlight lamps. Film capacitors are also useful for radio interference suppression applications in various kinds of equipment.

Our power capacitors are used mainly in electric locomotives and other traction systems that convert electrical power into mechanical energy on a large scale in industrial equipment. Power capacitors can also be used to improve the quality and reduce the cost of power transmission. AC film capacitors are used for home appliances in air conditioners, washing machines and refrigerators. They are also used in modern high intensity discharge (HID) lamps for street, tunnel and industrial lighting as well as in fluorescent lamps.

Our ultra capacitors can store energy in a very high density compared with other types of capacitors and have applications in power supplies, automotive electronics and industry. We believe that this technology will create many new applications requiring high-energy density with short charge and discharge cycles.

Surface acoustic wave components

SAW components employ acoustic waves to filter radio frequency electrical signals. For many applications, SAW devices offer smaller size, higher frequency selectivity and better stability than alternative signal processing and filtering technologies. Their high selectivity facilitates the efficient utilization of today’s crowded electromagnetic spectrum for applications using radio frequency signals. SAW components use piezoelectric crystals to convert electromagnetic signals into mechanical waves and vice versa. A piezoelectric crystal is a crystal that, when stimulated by an electrical signal, will vibrate at the same frequency as that signal. Through careful design and manufacturing of the crystals and especially of the electrodes carrying current to and from the crystal, SAW components can be made to respond selectively to specific frequencies and act as filters or resonators. We believe that having our own in-house supplier of lithium niobate wafers gives us an important competitive advantage in the SAW components market.

Our SAW components segment is the world market leader in the design and production of SAW devices. We believe that we design and manufacture the broadest range of any company manufacturing SAW devices and that our products cover most price and performance levels for nearly all existing applications. We pioneered the widespread application of SAW technology in consumer electronics. We have generated an increasingly significant portion of our net sales by entering new markets for our products, including keyless automobile lock and alarm systems in 1990, mobile telephones in 1992 and mobile communications base stations in 1996. In fiscal year 2002, we focused on combining our integrated passive circuits with our SAW technology to provide complete solutions, such as front-end modules for mobile phones. Our competitive strength in the area of fast design and our reputation for consistently high technical performance have enabled us to become the market leader in almost all of the applications for which we manufacture SAW devices. With our production and design facilities in Munich and Singapore, we are able to work closely with our customers to quickly design products to their specifications and produce them in locations convenient to their plants. This allows us to customize products and to deliver them more quickly than many of our competitors. We began operations in our Singapore facility in June 1998 to design and deliver SAW components to our customers in the rapidly growing Asian markets. In March 2001, we started production in a second plant in Singapore and in a facility in Wuxi, China.

We have introduced a new type of SAW package in response to the need for miniaturization in applications such as mobile telephones, the chip-sized SAW package, which we call CSSP. The CSSP is nearly as small as the crystal chip itself, allowing our customers to reduce the size of their products and their production costs. The CSSP has rendered the traditional ceramic packaging for a SAW component obsolete and has reduced our dependence on suppliers of these materials. The CSSP has, however, at the same time rendered some of our assembly equipment obsolete. We have also developed surface-mounted SAW filters for a variety of consumer electronics applications. Our switchable SAW filters allow the filter characteristics to be selected to accommodate two or more different transmission standards.

The following table shows some examples of the principal industries and applications that use our SAW components:

Industries	Applications
Telecommunications	Mobile telephones and base stations for cellular networks, cordless telephones and wireless LAN applications

Consumer electronics	Television sets, video recorders and digital set-top boxes

Automotive electronics	Keyless entry devices, tire pressure monitoring systems

We design and manufacture SAW devices for use as filters in mobile and cordless telephones, pagers and short-range radios. Mobile communications base stations are also an important application for our SAW components. Here we can offer price/performance optimized solutions by making application-specific designs and using the mass production technologies we have developed for mobile telephone components.

Our SAW devices for consumer electronics cover the entire range of price and performance for television receivers, video recorders, satellite receivers, multimedia and cable television set-top boxes and television transmitters.

A smaller, but growing, application for our SAW devices is in keyless entry systems for automobiles. These small remote control devices can be attached to a key and use SAW devices to create, transmit and receive a radio frequency signal that allows the user to lock or unlock a car or to turn its alarm system on or off from a distance. We are working to reduce the size of our SAW devices for this market to allow our customers to produce smaller remote control devices at lower cost. A completely new application in the automotive industry is air pressure control in tires.

To support our customers’ efforts toward further miniaturization and functional integration, we have developed devices with multiple filter functions in a single package such as dual-band and triple-band filters and duplexers. Duplexers are combinations of filters which enable mobile phones to transmit and receive simultaneously without a switch. Moreover, the SAW components segment has started mass production of front-end modules for application in mobile telephones that integrate diode switches, radio frequency filters and passive components on multilayer ceramic modules called Low Temperature Co-fired Ceramics (LTCC), which are manufactured in-house by the ceramic components segment.

Ceramic components

The main product types of our ceramic components segment are thermistors, multilayer ceramic capacitors, varistors, microwave ceramics and surge voltage arresters. The first four product families comprise components that make use of the physical properties of ceramics, while our surge voltage arresters are mainly made of gas-filled ceramic tubes. Like varistors, when voltage exceeds a safe level they divert power surges away from electronic equipment to protect it from damage.

Our ceramic components segment is one of the global market leaders in the design and production of ceramic electronic devices. We believe that our ceramic components product line is one of the industry’s most comprehensive, and we cover all of the most significant applications for each of our markets, including the mobile communications and automotive, industrial, consumer and household electronics industries. We believe that in terms of market share we are the leading global manufacturer of thermistors, varistors and gas-filled surge voltage arresters and the leading European manufacturer of microwave ceramics. We support our customers intensively by designing products to meet their specific needs and aiding them with product applications. We believe that our manufacturing processes for ceramic components are among the most advanced in the industry and that our expertise in mixing our own ceramic powders gives us an important advantage over most competitors.

Important recent developments in the ceramic components segment include the development of thermistors that can control evaporation in systems such as automotive air conditioners and of multilayer varistor arrays for applications requiring miniaturization. Using surge voltage arrester technology, we have developed switching spark gaps for use in high-intensity automobile headlights and high-intensity xenon professional projectors. Our surface-mounted product range includes multilayer ceramic capacitors, microwave ceramic filters, thermistors and varistors. We are especially strong in energy varistors, which are used to protect power lines from lightning.

The following table shows some examples of the industries that use our ceramic components and surge voltage arresters and typical applications for each type of product. Our ceramic components product families are listed in order of their contribution to fiscal year 2002 net sales.

Product family	Industries	Applications
Multilayer ceramic capacitors	Automotive electronics	Engine management
	Telecommunications	Mobile telephones

Thermistors	Automotive electronics	Heating systems
	Home appliances	Sensors

Varistors	Automotive electronics	Airbags
	Telecommunications	Telephone line protection
	Power transmission	Lightning protection

Microwave ceramics	Telecommunications	Mobile telephones and base stations

Surge voltage arresters	Automotive electronics	High intensity headlights
	Telecommunications	Telephone exchanges

Piezo Stacks	Automotive electronics	Fuel injection systems

Our multilayer ceramic capacitors, or MLCCs, are high-volume, high-quality commodity products that are manufactured mainly as surface-mounted devices for applications requiring small size, low cost and durability. MLCCs are therefore used in mobile communications and consumer electronics applications requiring miniaturization. In automotive electronics, MLCCs are suitable for high-temperature applications near the engine or transmission. Our customers also use them in large numbers to protect semiconductors and to filter signals for processing by semiconductors.

Our thermistors include both ceramic temperature sensors and heating elements. Ceramic temperature sensors are known as NTCs, which stands for negative temperature coefficient, since their resistance decreases as temperature increases. Heating elements are known as PTCs, which stands for positive temperature coefficient, since the relationship is the opposite to NTCs. Thermistors are used for measuring and controlling temperature in automobile engines and home appliances, to restrict temperature variations in sensitive electronic equipment and to demagnetize color television picture tubes to maintain picture quality. Many thermistors are custom-designed and application-specific.

Our varistors are used mainly to protect electronic devices against power surges or electrostatic discharge. Lightning, uneven power transmission or the startup of heavy equipment can cause damaging power surges. Electrostatic discharge is the sudden discharge of static electricity, and can cause such problems as accidental triggering of airbags or damage to mobile phones.

Our microwave ceramics filter microwave frequency electrical signals to remove unwanted frequencies and suppress noise. They are also used to stabilize the specific frequency that a circuit is designed to generate. We produce microwave ceramics mainly for use in mobile telephones.

Our surge voltage arresters protect people, industrial installations and equipment from injury and damage caused by power surges. Typically used together with PTC thermistors and varistors, surge voltage arresters react more quickly to power surges but divert less current.

Our piezo stacks belong to the family of multilayer ceramic components. If a voltage is applied to a piezoelectric crystal, its dimensions change. Piezo stacks boost the efficiency of modern diesel engine common rail injection systems. They are currently mainly used in injection systems made by Siemens VDO in Regensburg, Germany. We believe that they may become an industry standard within a relatively short period of time. Advantages are improved combustion of fuel, higher efficiency and 15% lower fuel consumption, substantially reduced exhaust emission and reduced noise emission.

Ferrites

Our ferrites segment offers a broad range of standardized and custom-made soft ferrite cores for inductors and transformers. Ferrite is a versatile magnetic material made from iron oxide and other metallic oxides. Ferrite cores concentrate electromagnetic energy and thereby improve efficiency and reduce weight in transformers and other electrical devices using inductors. In contrast to hard ferrites, which are permanent magnets, soft ferrites are magnetic only when exposed to an alternating electric current.

We believe that we are the second-largest soft ferrite core manufacturer worldwide in terms of sales. We emphasize high-performance products that make use of our traditional strengths in materials design. Our high-performance products include cores for telecommunications applications.

The following list provides some examples of the principal industries and applications that use our ferrite cores and inductive ferrite components:

Industries	Applications
Telecommunications	Advanced digital transmission technologies

Industrial electronics	Switched mode power supplies

Lighting equipment	Transformers for electronic ballasts

Automotive electronics	Theft protection systems

Given their versatility, ferrite materials have a large number of industrial and consumer applications. Their efficiency at very high signal frequencies makes inductors with ferrite cores ideal for applications ranging from mobile telephones to digital circuitry. High-frequency applications include advanced digital transmission technologies including asymmetric digital subscriber lines (ADSL), a digital telecommunications standard for voice and data that complements and enhances the integrated services digital network (ISDN). Ferrite is also widely used in transformer cores, power supplies for home and office electronics products, noise filters and many other circuit components, and can be used in inductors for suppressing electromagnetic interference in electronic devices.

For signal, filter and power applications, we are working to reduce the size of our ferrite products while maintaining their performance by improving the shapes of the ferrite cores and the performance of our ferrite materials. This size reduction allows our ADSL-customers, for example, to increase the number of transmission lines per line card.

Sales and Marketing

We sell our products through our own sales network in Germany, Scandinavia, the United Kingdom, France, North America, the Asia Pacific region, Japan, India and Brazil. In other countries in Europe and around the world, we rely on the Siemens group sales network. The portion of our sales handled by Siemens sales companies has, however, been decreasing in recent years. Therefore, sales to Siemens sales companies for resale continued to decline from 8.0% of our net sales in fiscal year 2001 to 2.9% in fiscal year 2002. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 11.1% of our net sales in fiscal year 2002 of our consolidated sales, 10.2% in fiscal year 2001 and 9.1% in fiscal year 2000. The majority of Siemens sales personnel who are responsible for selling our products are dedicated exclusively to this activity.

The majority of our sales force are engineers and have the expertise to understand both our products and processes and those of our customers. Typically, a substantial portion of their compensation is performance-based. We also sell our products to smaller customers and in regions where business volume is limited through independent distributors, agents and representatives. Each of our segments has its own marketing organization, which is responsible for pricing and strategy and identifying trends and innovations. Our headquarters in Munich coordinates all our sales operations, and we provide key account management for large customers with multinational operations.

We strive to develop and strengthen long-term relationships with our customers by providing strong technical support and responding quickly to their needs. Our sales to major customers are typically covered by annual contracts establishing a framework for determining volumes and prices. Many of our largest customers regularly provide us with forecasts so that we can optimize our production schedule and better accommodate their volume and timing needs. In special cases, we offer customers consignment stocks or just-in-time delivery. Customers may obtain information on availability of our products over the Internet. Many customers take advantage of our next-business-day delivery service for small quantities of components they need from time to time for their own research and development activities or to keep their production lines running in emergencies.

Our worldwide sales and marketing network enables our customers to save time and money by consolidating their passive components purchases. Using a single sales network for all our products helps us to identify cross-selling opportunities and develop close customer relationships that help us stay informed of customers’ needs and design products to their specifications. We believe that our reputation for quality service and technical support are important factors for our customers in selecting our products.

For additional information on our segments and the sales allocable to them, see Note 19 to the Consolidated Financial Statements.

Customers and Markets

We sell our products globally to a broad range of industries including telecommunications and automotive, consumer and industrial electronics. In recent years, we have diversified our customer base and expanded the range of and applications for our products. Our segments share many of the same customers and markets, although market conditions and our market share vary to some extent from segment to segment. Most of our customers are manufacturers of electronic equipment, although we sell the majority of our ferrite cores to a number of small, specialized companies that use them to make transformers, inductors and other components for other electronic equipment manufacturers.

Our ten largest customers account for a little less than one-half of our net sales. Purchases by the Siemens group for use in its own products accounted for 14.4% of our net sales for fiscal year 2002. As noted above under “Sales and Marketing,” sales to Siemens sales companies for resale accounted for an additional 2.9% of our net sales in fiscal year 2002. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 11.1% of our net sales in fiscal year 2002, 10.2% in fiscal year 2001 and 9.1% in fiscal year 2000. In addition, sales to Nokia accounted for 14.0% of our net sales in fiscal year 2002. No other customer accounted for more than 10% of our net sales in fiscal year 2002. The following table shows the most significant customers for each segment, although our most significant customers for the capacitors and ceramic components segments vary considerably from product family to product family.

Segment	Principal customers
Capacitors	Bosch (Germany), Nokia (Finland), Sagem (France), Siemens VDO (Germany) and Sony (Japan)

SAW components	Ericsson (Sweden), General Instruments (U.S.), Motorola (U.S.), Nokia (Finland), Philips (Netherlands), Sagem (France), Samsung (Korea), Siemens (Germany) and Sony (Japan)

Ceramic components	Bosch (Germany), Ericsson (Sweden), Nokia (Finland), Philips (Netherlands), Siecor (U.S.) and Siemens (Germany)

Ferrites	Alcatel (France), Delta (Taiwan), Eldor (Italy), Lucent (U.S.), Pulse (U.S.), TTC (France) and Osram (Hong Kong)

Capacitors.    In this segment, we have our highest market shares in Europe, where industrial electronics and telecommunications have traditionally been strong. We expect much of our future growth in the capacitors segment to come from telecommunications and automotive electronics applications.

SAW components.    We design and manufacture a wide variety of technologically advanced, competitively priced filters for use at every level in the mobile communications market. Our consumer electronics customers primarily produce goods for the mass market, mainly television sets. SAW filters are a key component in these products and directly affect their quality.

Ceramic components.    This market is particularly diverse, reflecting the many different types of ceramic components we produce and their wide variety of applications. Rapid growth in mobile communications, as well as expansion and infrastructure improvement in fixed-line telecommunications have fueled growth in the ceramic components market in recent years. In the light of recent market developments, we have experienced a decrease in the demand for fixed-line telecommunications. Demand from the automotive sector, however, rose at the same time, due to the increasing use of electronic systems in automobiles. Technological improvements as well as increased sales in home electronics, office electronics and domestic appliances have also contributed to the rise in demand for ceramic components.

We believe we are the world market leader in the design and production of thermistors and varistors. Within five years of entering the microwave ceramics market, we have become the third largest producer worldwide. In the coming years, we aim to increase our market share in this area further, as well as in multilayer ceramic capacitors, where we are smaller and more focused than most significant competitors. We believe that we have nearly half of the worldwide market for surge voltage arresters.

Ferrites. Finished products incorporating our ferrite cores are used predominantly in the telecommunications and industrial electronics industries. We believe that end users in these industries account for the vast majority of our sales of ferrite cores and related accessories. While our market shares vary by region and product family, we are strongest in Europe, where many of our primary customer industries are located. To expand our market share in Asia, we are increasing our production at our facilities in India and China.

Competition

We face intense competition in our markets from many companies based throughout the world, most limiting themselves to certain technologies, regions or product lines and applications. Competition is particularly dispersed for ceramic components, which encompasses a wide variety of product families and applications. Very few of our competitors are global in scope or offer as broad a spectrum of components as we do. We are one of the few companies in the industry to offer one-stop shopping. Our current and potential competitors also include some customers who use our components in the manufacture of their products and who have or may develop the ability to produce passive components internally.

While the weighting of the relevant factors affecting competition varies by product family and application, we believe that competition in our markets is driven primarily by the ability to design and deliver a broad range of price-competitive, innovative, high-performance products in sufficient quantities and in a timely manner. Other factors affecting competition include the quality of customer service and technical support and the ability to design products rapidly to customer specifications. Innovation in product design is an important competitive factors in most of our product families. Film, tantalum and multilayer ceramic capacitors and products in some of our other product families tend to be more standardized, making cost and speed of delivery the most significant competitive factors. Since many of our competitors are based in Japan and the United States, the value of the Japanese yen and of the U.S. dollar versus the euro has an impact on our competitiveness.

Many of our current and potential competitors have entrenched market positions, established patents and intellectual property rights and substantial technological capabilities. Increased competition could reduce our revenues and profitability by reducing demand for our products or forcing us to lower prices. We contend with competition from companies promoting alternative technologies that may render some of our products or product applications obsolete. Our shareholder Matsushita produces many components that we produce. As we have expanded in the Asia Pacific region, we have increasingly come into direct competition with Matsushita, especially in the area of capacitors.

In fiscal year 2002, we faced intense competition through the entry into our European home-market of Chinese manufacturers offering aggressive pricing. Some of these manufacturers offered their products below cost and caused a drastic price erosion.

Our principal competitors vary by segment, and to a lesser extent by product family and application within the segments. The following table shows our key competitors for each segment.

Segment	Competitors
Capacitors	Kemet (U.S.), Vishay (U.S.), AVX (U.S.), Matsushita (Japan), Nichicon (Japan) and Nippon Chemicon (Japan) in capacitors; TDK (Japan) and Taiyo Yuden (Japan) in EMC components

SAW components	Fujitsu, Murata, Matsushita and Toshiba (all Japan)

Ceramic components	Murata (Japan), TDK (Japan), Matsushita (Japan) and AVX (U.S.)

Ferrites	TDK (Japan), Ferroxcube (Netherlands) and Samhwa Electronics (Korea)

Research and Development

We believe that innovation is the foundation for our company’s success. Our customers will, we believe, continue to demand improved product performance, products designed to their specifications, and lower product costs. We believe that our success depends on our ability to identify new markets and applications and to implement the necessary technologies and processes quickly. Our research and development departments cooperate closely with more than fifty renowned institutes and universities around the world.

Our research and development efforts are based on the following principles:

•	close cooperation with customers that are the technological leaders in their own field;

•	focus on specific applications for sophisticated key markets with high growth potential; and

•	development of new technologies for new business areas.

We have maintained a relatively high level of research and development expenditures, amounting to 7.2% of net sales in fiscal year 2002 following several fiscal years of research and development expenditures of between 4% and 5% of net sales. We maintained our level of research and development activities during the last fiscal year, because we believe that innovation is one of the most important pre-conditions for overcoming the current weakness of the global market and promoting further growth. As of September 30, 2002, we employed about 600 people in research and development positions. In addition to our own research and development efforts, we work closely together with the research and development facilities of our former parent companies Siemens and Matsushita, as well as with research institutes and universities. During fiscal year 2002, we spent € 94 million on research and development, a slight increase over the amount recorded in fiscal year 2001.

We endeavor to align our research and development efforts to the specific needs of our customers and to take into consideration the current trends towards miniaturization, integration, increased complexity and the use of the components at increasingly higher temperatures and frequencies. We continue to focus our research and development efforts on reduction of costs, miniaturization and increased performance of our products, as well as on more efficient manufacturing techniques and high performance raw materials with reduced environmental impact. In fiscal year 2002, we concentrated on the following research and development projects:

•	Modules based on our own process for integrating multiple passive components in multilayer ceramic devices. This new process has enabled us to develop new products and applications with even higher levels of complexity. In addition, we are combining our integrated passive circuits with our SAW technology, as well as discrete and integrated semiconductors, thus providing complete solutions such as front-end modules for mobile phones to the benefit of our customers.

•	Bulk acoustic wave resonators based on thin-film technology to supplement our SAW and microwave ceramic filter components for high frequency applications in mobile phones.

•	The introduction of new polymer electrolytes to improve the performance of tantalum-, niobium- and aluminum electrolytic capacitors for additional low-loss applications in personal computers, notebooks, personal digital assistants and mobile phones.

•	Our piezo-ceramic technology, which was developed for stacks applicable in high speed injection valves for diesel and gasoline engines, was further improved and ramped up in mass production.

•	Ultra capacitors, which have the potential to become key components in future energy-saving, fuel-consumption and emission-reduction concepts for automobiles.

•	Niobium electrolytic capacitors developed as a low-cost but highly efficient alternative to the expensive tantalum material used in our high-volume production of capacitors. This alternative, niobium, offers a reduction in size and cost compared to our existing tantalum chip technology especially in personal computer, notebook and telecom applications. EPCOS is the first company in the world to develop niobium capacitors and manufacture them in volume.

•	Introduction of high-cap multilayer ceramic chip capacitors with extended capacitance range for application as DC buffer capacitors in a broad variety of industry segments.

The European Union’s directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment bans lead in electronic products from July 1, 2006 onwards. We provide more information on the directive under Item 8 “Financial Information – Legal Proceedings – Environment.” Due to our increased efforts in this area, more than 80% of our products are currently being offered lead-free and in a form suitable for lead-free soldering processes. For certain lines of our passive components, where we still use lead-based solder in the production, we have developed alternatives enabling us to comply with the EU directive.

Raw Materials and Sources of Supply

Throughout the company, we generally maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases. We also maintain long-term relationships with our key suppliers through master supply agreements and consignment arrangements. We typically re-negotiate our contracts for the purchase of raw materials on an annual basis. These relationships and the availability of alternative sources also provide us with some protection against price increases. We also seek to reduce our needs for raw materials that are expensive or subject to shortages through technical innovations in product design and manufacturing. Below we mention some of the most important raw materials for each segment.

Capacitors.    Although most of the raw materials for capacitors are available from a number of sources, tantalum powder and wire and a few other materials are available only from a relatively limited number of suppliers. Tantalum is currently mined in Australia, China, Central and Southern Africa and Canada. Currently, there are only three major suppliers that process tantalum ore into capacitor grade tantalum powder. After the strong increase of tantalum ore prices due to the shortage in fiscal year 2000, prices dropped in fiscal year 2001 and again by more than 30% in fiscal year 2002.

SAW components.    We use mainly two kinds of raw materials in manufacturing SAW components, wafers made of lithium niobate, lithium tantalate or quartz crystals and ceramic materials used for packaging. We also use some plastics and metals for mounting and packaging. Prices for ceramics have steadily decreased during the last four years. Our Palo Alto, California, subsidiary Crystal Technology, Inc. manufactures our entire supply of lithium niobate crystals for SAW devices and also sells a portion of its output to third parties. We believe that our Palo Alto site is the technological leader for the manufacture of lithium niobate crystals.

Ceramic components.    Ceramic powder is an important raw material in our ceramic components. The average price of ceramic powder has decreased by approximately 30% since 1992, and we expect it to remain stable in coming years. We also use silver/palladium and silver pastes for multilayer ceramic capacitors. The market price of palladium used in silver/palladium powder increased by nearly ten-fold, from approximately $ 115/oz to approximately $ 1080/oz, between late September 1996 and February 2001, with more than half of this increase occurring in 2000 and the first four months in fiscal year 2001. Due to favorable market conditions, we were able to pass some of this increase on to our customers through May 2001. Starting in February 2001, palladium prices decreased steadily to $ 320/oz in September 2002. Since then, prices have continued to decline, to about $ 230/oz in March 2003. To reduce our exposure to volatility in the price of palladium, we have developed ways to reduce the use of palladium over our products and to use substitute raw materials, both of which measures we hope will reduce our need for palladium over the next three years. We have begun to substitute a less expensive and more readily available nickel alloy, relying in part on technological support provided by our shareholder Matsushita.

Ferrites.    Our main raw materials for ferrite cores are high-purity iron oxide, standard iron oxide and manganese oxide. In the past, only two suppliers worldwide have met our quality requirements for high-purity iron oxide. Since both of these manufacturers were located in Japan and have strong relationships with our competitors, we have developed alternative European sources. In fiscal year 2002, we purchased most of our iron oxide requirements from these European producers. With regard to the different qualities of manganese oxides, we are purchasing high quality only, at a price below the previously prevailing price for standard quality. Here, too, we have developed competitive alternative sources, which have allowed us to migrate from a single source supply situation to a new multi sourcing platform.

Intellectual Property

The design and production of passive components require innovation in product design and the use of advanced technology in production. Our success depends in large part on our ability to obtain patents, to maintain trade secret protection and to operate our business without infringing on the intellectual property rights of other parties. As of September 30, 2002, our portfolio contained more than 1100 patents and over 800 patent applications, comprising more than 590 patent families. The number of patent applications filed in fiscal year 2002 rose 62% compared with fiscal year 2001. Licenses under which we obtain the use of product designs and production processes developed or patented by third parties and other know-how agreements are also significant.

We have obtained, or are in the process of obtaining, patents for many of our material innovations in product design and production. Some of our patents covering older technologies are due to lapse in coming years. Our patents generally expire 20 years after the date they are registered. Because of the rapid advances in technology and design that characterize our business, our most important technologies are covered by patents that we have acquired recently, most of which are not due to lapse for at least ten years. We do not expect the lapse of patents that protect the older technology to materially affect our current revenues. We experience difficulty from time to time in enforcing patent rights with respect to certain of our products. However, we do not believe that these difficulties in enforcement have materially impaired the value of our intellectual property portfolio, materially affected our sales or are likely to have a material adverse effect on our future sales.

We are not aware of any pending lawsuits alleging that we infringe on anyone’s intellectual property rights that could materially harm our business. We have not experienced significant problems with allegations of infringement of the intellectual property rights of third parties in the past. As is the case with most companies in our industry, we from time to time receive notices from third parties claiming breach of various of their intellectual property rights. We investigate these claims as and when they occur and where appropriate, attempt to resolve the claim with the third party. In certain cases, resolution of the claim may require us to pay the third party a license fee or make other payments to the third party. We do not believe that any such payment would materially adversely affect our financial condition or results of operations.

In addition to patent protection, we also rely extensively on trade secrets, technological know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We cannot be sure that our trade secrets and proprietary know-how will not become known or be independently discovered by others.

Description of Property

Our facilities consist of manufacturing plants, research and design centers, sales offices and other properties throughout the world. We generally locate our manufacturing facilities to serve our principal markets and to provide accessibility to labor resources. The following table provides key information about corporate headquarters and our manufacturing facilities as of September 30, 2002.

Location	Area	Owned or leased	Principal activities
Germany
Munich	51,744 m²	Leased	Headquarters;
		Leased	SAW Components;
		Owned*	Ferrites
Heidenheim	66,905 m²	Owned/Leased	Capacitors;
EMC Components
Berlin	5,177 m²	Leased	Surge voltage arresters;
Thermistor sensors
Berlin (Herrmann)	2,015 m²	Leased	Ceramic Components

Other Europe
Deutschlandsberg, Austria	65,832 m²	Owned/Leased	Ceramic Components
Bordeaux, France	15,400 m²	Leased	Ferrites
Malaga, Spain	11,184 m²	Owned	Film Capacitors
Szombathely, Hungary	26,012 m²	Owned	EMC Components, Ceramic
Components, Capacitors
Évora, Portugal	11,614 m²	Owned	Tantalum Capacitors
Šumperk, Czech Republic	23,632 m²	Owned	Ferrites

Asia Pacific
Singapore	20,876 m²	Leased	SAW Components
Malaysia	4,947 m²	Leased	Surge voltage arresters;
Nashik, India	12,829 m²	Owned	Film Capacitors
Kalyani, India	34,857 m²	Leased	Ferrites
Wuxi, China	6,045 m²	Leased	SAW Components
Zhuhai, China	31,803 m²	Owned/Leased	Ferrites, Ceramic Components
Xiaogan, China	3,300 m²	Leased	Surge voltage arresters

Americas
Gravataí, Brazil	34,595 m²	Owned	Film and aluminum electrolytic
Capacitors
Palo Alto, CA, USA	5,295 m²	Owned/Leased	Lithium niobate for SAW Components

*	Sold with effect of January 1, 2003 (17,326 m²).

We lease the Berlin surge voltage arrester facility and the Bordeaux facility from affiliates of Siemens. One of our Chinese subsidiaries leases the Xiaogan facility from a regional authority. We also lease our Singapore facility from a regional authority.

In addition to manufacturing products at our own facilities, we also subcontract some fine tuning, attachment of leads, coating, packaging, testing and other back-end finishing processes to manufacturers in Croatia, Hungary, Indonesia and Slovenia. We subcontracted the manual winding and soldering of inductors for EMC components to manufacturers in China and Romania and some grinding, testing and packaging of soft ferrite cores to manufacturers in the Czech Republic and Portugal. Taking into account our planned measures to relocate certain production activities, we believe that our facilities will meet our foreseeable design and production needs. Our manufacturing capacity has historically been sufficient to meet our needs. We also own or lease technologically sophisticated design and manufacturing equipment, materials handling and data processing equipment, warehouses and vehicles. We sublease office space in Munich for our headquarters and other administrative and sales staffs from a Siemens subsidiary. We describe the terms of our leases with Siemens companies under Item 10. “Additional Information – Material Contracts – Agreements with Siemens.”

Organizational Structure

Our principal subsidiaries and associated companies are listed in the table below. The most significant subsidiaries are in Deutschlandsberg, Austria, in Évora, Portugal and in Singapore. The following table provides key information about our principal subsidiaries and associated companies as of, and for the fiscal year ended, September 30, 2002.

	Equity	Earnings	% Equity interest
	(euro in millions)

Germany
Ernst Herrmann Ingenieur GmbH & Co. KG, Berlin	3.467	1.815	100%

Other Europe
EPCOS oHG, Deutschlandsberg, Austria	76.583	(11.086)	100%
EPCOS Electronic Components, S.A., Málaga, Spain	10.661	(2.999)	100%
EPCOS-Peças e Componentes Electrónicos S.A., Évora, Portugal	86.833	3.078	100%
EPCOS SAS, Bordeaux, France	(6.743)	(15.632)	100%
EPCOS s.r.o., Šumperk, Czech Republic	10.973	0.267	100%
EPCOS Elektronikai Alkatrész Kft., Szombathely, Hungary	3.260	(1.737)	100%
EPCOS UK Ltd., Bracknell, United Kingdom	2.220	0.455	100%
EPCOS Nordic AB, Kista, Sweden	1.265	0.675	100%
EPCOS Nordic OY, Espoo (Helsinki), Finland	0.731	0.312	100%

Asia Pacific
EPCOS PTE LTD, Singapore	167.691	52.527	100%
EPCOS (China) Investment Ltd., Shanghai, China	30.116	(0.396)	100%
EPCOS India Private Ltd., Nashik, India	7.446	0.125	100%
EPCOS (Zhuhai FTZ) Co., Ltd., Zhuhai, China	10.276	(1.388)	100%
EPCOS (Wuxi) Co., Ltd., Wuxi, China	6.276	(9.513)	100%
EPCOS (Xiaogan) Co., Ltd., Xiaogan, China	4.844	0.941	76%
EPCOS Ferrites Ltd. (former International Ferrites Ltd.), Calcutta, India	2.015	(0.522)	59.88%*
EPCOS KK Tokyo, Japan	1.667	0.004	100%
EPCOS (Zhuhai) Co., Ltd., Zhuhai, China	2.180	(2.607)	100%
EPCOS SDN. BHD., Johore Bahru, Malaysia	2.262	(0.001)	100%
EPCOS (Shanghai), Ltd., Shanghai, China	0.905	(0.119)	100%
EPCOS Ltd., Hong Kong, China	2.461	0.176	100%

Americas
EPCOS Inc., Iselin, New Jersey, U.S.	18.765	0.507	100%
Crystal Technology Inc., Palo Alto, California, U.S.	10.298	(2.579)	100%
EPCOS do Brasil Ltda., Gravataí, Brazil	16.863	(2.292)	100%

*	As of March 12, 2003, we increased our equity interest to 99.79%.

Item 5.     Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes, and the other financial information included elsewhere in this Form 20-F. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Critical Accounting Policies

Our Consolidated Financial Statements and related public financial information are based on the application of generally accepted accounting principles in the United States of America (U.S. GAAP). U.S. GAAP require the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and our financial condition. We believe our use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently applied. Valuations based on estimates are reviewed for reasonableness on a consistent basis throughout the Company.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our accounting policies requiring significant management judgment are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements. We have identified the following as our accounting policies requiring significant management judgment:

•	estimating the allowance for doubtful accounts;

•	estimating the valuation allowances against inventories;

•	valuation of pension obligations;

•	accounting for income taxes; and

•	valuation of long-lived and intangible assets;

Allowance for doubtful accounts

Our management must make estimates of the uncollectability of our accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Though we consider these balances adequate and proper, changes in economic conditions in specific markets in which we operate could have a material effect on reserve balances required. Our accounts receivable balance was € 194.3 million, net of an allowance for doubtful accounts of € 6.7 million, as of September 30, 2002.

Valuation allowances against inventories

Management needs to make estimates regarding the valuation of inventories. In order to maintain an adequate supply of our products for our customers, we must carry a certain level of inventory. This inventory level may vary based principally upon either orders received from customers or our forecast of demand for these products. Also, we consider possible supply shortages of raw materials to ensure our continuous ability to manufacture our products.

Our inventories are valued at the lower of cost or market. We apply various assumptions, estimates and methods to address this subjective, difficult and complex topic and to arrive at the net inventory amount. As part of these procedures, which collectively comprise a critical accounting policy, we first examine the inventory items that may have some form of obsolescence due to non-conformance with industry and customer standards as identified by our quality assurance departments. Second, we consider market prices of raw materials and finished goods in view of competitive situations in the marketplace driving the outlook for the future price levels of our products. Third, the inventory is compared to an assessment of product history and forecasted demand. Finally, we compare the result of this methodology against the prospects for the consumption of the inventory and the appropriateness of the resulting inventory levels. As of September 30, 2002, we had inventory balances of € 208.3 million, net of valuation allowances of
€ 35.8 million, resulting from the application of this policy.

Valuation of pension obligations

The valuation of our pension plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. The major part of our pension accruals are not funded, and we had a net unfunded status of our pension plans in the amount of € (126.5) million at September 31, 2002. Accordingly, changes in assumptions for future investment returns do not have a material impact on our pension expenses and related funding requirements.

Accounting for income taxes

As part of the process of preparing our Consolidated Financial Statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences and net operating loss carryforwards result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of € 4.4 million on gross deferred tax assets of € 119.6 million (net deferred tax assets: € 44.7 million) as of September 30, 2002. € 78.5 million of these gross deferred tax assets and € 1.7 million of the valuation allowance related to our net operating loss carryforwards. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. We also consider expiration dates and other restrictions regarding the utilization of net operating loss carryforwards. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of long-lived and intangible assets

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets, the technology required by our customers or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we use an estimate of the future undiscounted net cash flows associated with the asset over the remaining life of the asset in measuring whether the asset is recoverable. If this evaluation indicates a potential impairment, we use discounted cash flows to measure fair value in determining the amount of these assets that should be written off. We recorded impairment charges of € 8.6 million in the year ended September 30, 2002, which related to production equipment no longer needed in the SAW components segment.

The accuracy of our recoverability assessment and the measurement of fair value is based on our ability to accurately predict certain key variables such as sales volumes, prices, raw material costs and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. The assumptions and conditions reflect our best assumptions and estimates, but these items involve inherent uncertainties which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods. In our opinion, the identifiable intangible assets and long-lived assets are appropriately valued at September 30, 2002.

Overview

Despite occasional setbacks, consumption of passive components has generally increased over time. In the years leading up to 2001, strong demand for passive components fueled growth in most of our segments. The year 2000, especially, offered exceptional growth opportunities mainly due to a boom in the demand for mobile communications. The subsequent sudden and extreme downturn that occurred in fiscal year 2001 was a direct consequence of the artificially high demand in 2000. This downturn continued in fiscal year 2002, when we faced the deepest recession in the history of the electronic components industry. The personal computer and the telecommunications industries were the first to be hit by declining consumer spending and by the necessary consolidation. The consumer electronics market softened soon after. In fiscal year 2002, the telecommunication industry was hit further by the sustained slump. The crisis in wireline telecommunications persisted, but the mobile phones business started to revive as the market launch of many new models stimulated replacement business. These developments led to substantial declines in the revenues and profitability of all of our segments over the course of fiscal year 2002. The resulting price erosion and the continued inventory adjustments made by our customers had a major negative impact on our fiscal year 2002 net sales. As a consequence, despite the cost reductions achieved, the decline in volume and persistent price erosion had a massive negative impact on earnings. In addition, EPCOS again faced restructuring charges in fiscal year 2002 in connection with our reduction of staff levels in high-labor-cost countries and as a result of excess capacity. In order to reverse these developments, we are continuing to focus on the fastest-growing and technologically most demanding markets, customer orientation, innovation, and, more than ever before, rigorous cost management. Our cost management efforts include a purchasing offensive in conjunction with streamlining processes and procedures throughout the Company, as well as the relocation of production facilities to low-cost countries.

Cost-cutting program.    In the second half of 2001, we responded to the dramatic change in the economic climate by launching a large-scale cost-cutting program. Most of the measures adopted were implemented on schedule during fiscal years 2001 and 2002.

In July 2002, we added a second cost-cutting program. This new program provides for additional restrictions on capital expenditure, further reductions in procurement costs and the accelerated transfer of workforce from high to low-labor-cost countries. Other key items on the cost-cutting agenda are rationalization, continuous improvement of processes, and higher yields in manufacturing.

In fiscal year 2002, we realized savings through these cost-cutting programs in the amount of approximately € 170 million. In the fourth quarter of fiscal year 2002, our new program resulted in a charge against earnings of € 21.6 million for personnel restructuring.

Restructuring charges.    In fiscal years 2002 and 2001, we recorded restructuring charges in the amount of € 27.0 million and
€ 62.9 million, respectively, in connection with our reduction of staff levels, disposal of equipment and acceleration of the shift of production to countries with lower labor costs to reflect the continued weak market conditions for passive electronic components during these fiscal years. These total restructuring costs were incurred by our business segments as follows:

	Fiscal year ended September 30,
	2002	2001
	(euro in millions)

Capacitors	7.5	17.7
SAW components	12.5	32.8
Ceramic components	2.7	2.1
Ferrites	3.9	10.3
Other	0.4	—

Total	27.0	62.9

The net restructuring costs of € 27.0 million for fiscal year 2002 included fourth-quarter restructuring costs of € 30.2 million, of which personnel costs accounted for € 21.6 million. The gross figure was partly offset by € 3.2 million, which resulted from a revision of the previous year’s estimates. Substantially all of the restructuring charges are reflected in cost of goods sold. The personnel restructuring costs primarily related to a reduction in the number of blue-collar jobs and are expected to affect cash mainly in future periods.

Of the total restructuring costs incurred in fiscal year 2001, approximately € 34.4 million related to staff reduction costs (with cash impact in the future periods), and approximately € 28.5 million related to the impairment of property, plant and equipment. The impairment write-down, which does not affect cash, related exclusively to the SAW components segment and was a result of the downturn and delay in the recovery in the mobile telecommunications market and the expected shift in demand to new technologies such as CSSP (a chip-sized SAW package) offered by EPCOS. Together, these factors had the effect of reducing the value of some of EPCOS’s SAW-ceramic equipment, which was the subject of the impairment write-down.

Markets.    In general, the passive components market is subject to steady price erosion. In most of our segments, we have historically been able to make up for the adverse impact of falling unit prices on our net sales through higher sales volumes as a result of market growth and our efforts to improve our market share, especially in the Asia Pacific region and the Americas. In recent years, we have also been able to reduce the impact of lower unit prices for existing products on our profit margins through productivity improvements and the introduction of many new products. Once they are fully ramped up, new products designed to customer specifications are typically more profitable for us on a per-unit basis than older products and commodity-type products. We have also increased our production capacity in countries where labor costs are lower and have more systematically exploited our purchasing power to obtain better terms from our suppliers through global coordination of our materials procurement. To reduce our manufacturing costs further and to increase our flexibility to react to market cycles, we subcontract selected manufacturing processes to other manufacturers.

Related parties.    Historically, we have made sales to Siemens AG and its subsidiaries for their internal usage and have relied on Siemens regional sales representation for resale to other customers. Total sales to the Siemens group for both internal usage and resale to other customers represented 17.3% of our net sales in fiscal year 2002, 22.7% in fiscal year 2001 and 51.7% in fiscal year 2000. Of our total consolidated sales, 14.4% in fiscal year 2002, 14.7% in fiscal year 2001 and 13.7% in fiscal year 2000 were sales directly to Siemens for internal usage. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 11.1% of our net sales in fiscal year 2002, 10.2% in fiscal year 2001 and 9.1% in fiscal year 2000. The portion of our net sales to the Siemens group for resale to other customers has declined to 2.9% since our initial public offering in October 1999, mainly because we no longer use the Siemens sales network for resale to other customers in Germany and as a result of switching our sales activities from Siemens sales companies in China, Finland, France, India, Japan, Sweden and the United Kingdom to our own sales companies. We expect, however, that a significant portion of our net sales will continue to be to the Siemens group for internal usage.

Prior to our initial public offering in October 1999, we financed our operations mainly from a combination of cash flow from operations, credit from banks and inter-company advances from Siemens AG. In connection with our initial public offering, we repaid all these obligations to Siemens in October 1999 and refinanced them with third parties. The terms on which Siemens advanced us credit prior to our initial public offering were generally negotiated at arms’ length and we paid interest at market rates, so that the refinancing did not cause any significant increase in our financing costs.

In connection with our initial public offering, Siemens, Matsushita and EPCOS AG entered into agreements providing for the separation of our business from Siemens and Matsushita, including agency and distributorship agreements, lease agreements and research and development agreements with Siemens and cross license and other technology agreements with Matsushita. Before the reorganization of the group, the Siemens group also provided us a variety of services and functions including professional and administrative assistance such as legal advice, administration of intellectual property, treasury and cash management, human resources management, data processing and purchasing and logistics planning. The Siemens group provided us with some of these services at cost and charged us a management fee to cover the other services. We have replaced some of these services and functions with services from third parties or by establishing these functions internally. The Siemens group continues to provide us with some of these services under new contracts. The overall cost to us of these services and functions that Siemens used to provide has not increased to any significant extent as a result of our separation from the Siemens group.

Results of Operations

The following table sets forth consolidated statement of operations data of EPCOS for each of the past three fiscal years both in absolute terms and as a percentage of net sales in the relevant year:

	Fiscal year ended September 30,
	2002		2001		2000
	(euro in millions)	(%)	(euro in millions)	(%)	(euro in millions)	(%)

Net sales	1,311.7	100.0%	1,905.3	100.0%	1,855.4	100.0%
Cost of goods sold	(1,148.3)	(87.5%)	(1,440.3)	(75.6%)	(1,320.7)	(71.2%)

Gross profit	163.5	12.5%	465.0	24.4%	534.7	28.8%
Research and development expenses	(94.0)	(7.2%)	(93.7)	(4.9%)	(81.8)	(4.4%)
Marketing and selling expenses	(134.2)	(10.2%)	(141.5)	(7.4%)	(102.3)	(5.5%)
General and administrative expenses	(12.7)	(1.0%)	(15.7)	(0.8%)	(20.6)	(1.1%)

Operating income (loss)	(77.5)	(5.9%)	214.0	11.2%	329.9	17.8%
Benefit/(Provision) for income taxes	40.1	3.0%	(55.9)	(2.9%)	(90.1)	(4.9%)

Net income (loss)	(38.5)	(2.9%)	148.6	7.8%	240.0	12.9%

Net sales

The following table shows net sales and change in net sales for each of our four segments for the periods shown:

	Fiscal year ended September 30,			% Change
	2002	2001	2000	2001/2002	2000/2001
	(euro in millions)

Capacitors	429.0	641.5	566.0	(33.1)	13.3%
SAW components	425.1	552.5	625.1	(23.1)	(11.6%)
Ceramic components	384.0	556.5	519.4	(31.0)	7.1%
Ferrites	74.7	157.1	147.6	(52.5)	6.4%
Less intersegment sales	(1.1)	(2.3)	(2.7)

Total	1,311.7	1,905.3	1,855.4	(31.2)	2.7%

In fiscal year 2002, all four business segments, all regions and all industries, with the exception of automotive electronics, were negatively affected by the global economic downturn. In addition, price erosion, continuing adjustments of surplus inventories at customers and the crisis in wireline telecommunications had a devastating impact on our net sales.

The following table shows the development in net sales for each of our four segments on a quarterly basis in fiscal year 2002:

	2002 net sales by quarter
	Q1	Q2	Q3	Q4	Total
	(euro in millions)

Capacitors	95.6	117.2	106.8	109.4	429.0
SAW components	114.9	106.6	101.1	102.6	425.1
Ceramic components	89.4	95.6	102.1	96.9	384.0
Ferrites	18.3	19.5	19.2	17.7	74.7
Eliminations	(0.2)	(0.3)	(0.2)	(0.3)	(1.1)

Total	318.0	338.5	328.9	326.3	1,311.7

In fiscal year 2001, the relatively modest growth in net sales was mainly attributable to continued growth in the capacitors segment and, to a lesser extent, to growth in net sales by the ceramics components and ferrites segments. Together, the growth in these segments more than offset a decline in the net sales of the SAW components segments, which resulted primarily from the weak demand in the mobile telecommunication sector. Regionally, sales declined in each of the United States and Europe (other than Germany), reflecting general economic conditions, but the effects of these declines were more than made up by sales increases in other regions, particularly in Germany. Quarter-on-quarter, however, fiscal year 2001 net sales deteriorated significantly over time.

Capacitors.    In fiscal year 2002, the capacitors segment suffered primarily from the crisis in wireline telecommunications and from our customers’ inventory adjustments. The relatively high proportion of standard products in this segment resulted in above-average price erosion. Business in EMC components and tantalum capacitors lines of business was hit hardest by the persistent and severe slump in the wireline telecommunications market. Demand was brisk, however, for film and aluminum electrolytic capacitors for automotive electronics applications. Demand for components for lighting applications and for power capacitors for electric rail traction was also strong. Net sales in this segment as a whole remained relatively stable on a low level over the four quarters of fiscal year 2002, with a peak of € 117.2 million in the second quarter.

In fiscal year 2001, net sales of the capacitors segment increased in the year as a whole mainly as a result of a sustained high levels of demand for aluminum electrolytic capacitors, which are primarily used in industrial and automotive electronics. Net sales of film capacitors remained stable, in particular to customers in automotive electronics and lighting, which partially offset the effects of reduced demand in telecommunication and consumer electronics. Net sales in the EMC-components business were also negatively affected by inventory adjustments, primarily in the telecommunication area. Net sales in capacitors reached a peak in the second quarter before decreasing significantly, particularly in the fourth quarter of fiscal year 2001.

SAW components.    In fiscal year 2002, net sales of SAW components declined as the mobile communications industry failed to give customers any convincing incentives in the form of new services or other new features that could have boosted sales of handsets substantially. Demand for SAW filters, which are, for example, used in television sets, receded again after the soccer World Cup in summer 2002. Christmas business also failed to revive sales as expected. New applications such as Bluetooth and wireless local area networks (WLANs), though certainly on the rise, did little to improve business in 2002. Net sales in this segment as a whole remained, after an increase in the first quarter of fiscal year 2002, relatively stable on a lower level over the last three quarters of fiscal year 2002.

In fiscal year 2001, net sales of SAW components declined substantially as a consequence of the sudden weakening of demand in the telecommunications area. Decreasing demand in the global automobile industry in the second half of fiscal year 2001 also contributed to the decline in net sales of this segment. While the first quarter of fiscal year 2001 was very successful with net sales of € 202.2 million, a sharp decline followed. Net sales in the third quarter of fiscal year 2002 reached only € 104.6 million, which is a decrease of 48.3% in comparison to the first quarter.

Ceramic components.    In fiscal year 2002, net sales of ceramic components declined mainly as a result of the persistent crisis in wireline telecommunications and the above-average price erosion of standard products. Inventory adjustments by many customers lasted well into 2002. Demand for surge arresters in particular was very low due to the extremely soft wireline telecommunications market. Demand for ceramic capacitors, which were exposed to particularly severe price erosion, was also relatively weak. These developments could not be offset by increased demand for thermistors, varistors and ceramic sensors and systems for automotive applications, entertainment electronics and domestic appliances. Net sales in this segment as a whole increased moderately over the first three quarters of fiscal year 2002. In the last quarter of fiscal year 2002, however, net sales decreased again to € 96.9 million due to seasonal effects.

In fiscal year 2001, net sales of ceramic components grew modestly, as increased net sales attributable primarily to our multilayer ceramics technology were offset by decreases in microwave ceramics. Net sales of microwave ceramics declined severely in fiscal year 2001 due to cancellations and a very substantial decline in new orders from mobile phone manufacturers. In the varistor and thermistor product families, we were able to again increase our market share compared with fiscal year 2000. Net sales of surge arresters also showed a steady improvement in comparison to fiscal year 2000. Net sales of the ceramic components segment were highest in the first quarter of fiscal year 2001, while the following three quarters showed a steady decline to € 103.7 million in the fourth quarter, 37.7% less than in the first quarter.

Ferrites.    In fiscal year 2002, the ferrites segment was hit hardest by the crisis in wireline telecommunications. Worldwide overcapacity and the aggressive entry by Chinese manufacturers of ferrite cores into the European consumer electronics industry drastically stepped up price erosion. Although the segment gained market share in the lighting systems, consumer electronics and computer businesses, this could not offset the drastic slump in net sales to the telecommunications industry. Net sales in this segment as a whole remained stable on a low level over the four quarters of fiscal year 2002.

In fiscal year 2001, net sales continued to grow, albeit at a much slower rate than in fiscal year 2000, mainly as a result of the high order backlog and an abundance of new orders at the beginning of the 2001 fiscal year. Demand slumped in the course of the second quarter of fiscal year 2001, mainly in the areas of fixed-line telecommunications, networks and consumer electronics. The number of new ADSL-lines to be installed for high speed Internet access, as well as the number of new analog telephone lines, fell steeply during fiscal year 2001. Net sales in the segment as a whole remained relatively stable over the first three quarters, with a peak of € 45.4 million in the second quarter. In the last quarter of fiscal year 2001, however, net sales decreased to € 26.1 million.

Cost of goods sold

The following table shows our cost of goods sold and change in our cost of goods sold, as well as cost of goods sold as a percentage of our net sales, for the periods shown:

Cost of goods sold

	Fiscal year ended September 30,			% Change
	2002	2001	2000	2001/2002	2000/2001
	(euro in millions, except percentages)

Cost of goods sold	1,148.3	1,440.3	1,320.7	(20.3%)	9.1%
(as a percent of net sales)	87.5%	75.6%	71.2%

In fiscal year 2002, the cost of goods fell less than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales increasing to 87.5%. The relative increase was due to the severe price erosion we experienced in fiscal year 2002 as well as to the fixed cost progression resulting from the lower capacity utilization in all segments. These effects more than offset the cost savings of € 170 million achieved in fiscal year 2002. These cost of goods sold include restructuring charges of € 27.0 million.

In fiscal year 2001, cost of good sold expressed as a percentage of net sales increased, due in large part to the restructuring costs of € 62.9 million recorded during the year, as discussed above. Without the restructuring, cost of goods sold as a percentage of net sales would have increased slightly in fiscal year 2001 as a result of lower capacity utilization, higher material costs, especially of tantalum and palladium, as well as an increase in valuation allowances for excess inventories of raw materials.

Operating expenses

The following table shows our operating expenses and change in operating expenses for the periods shown:

Operating expenses

	Fiscal year ended September 30,			% Change
	2002	2001	2000	2001/2002		2000/2001
	(euro in millions)

Research and development expenses	94.0	93.7	81.8	0.04%		14.6%
Marketing and selling expenses	134.2	141.5	102.3	(5.2%	)	38.3%
General administrative expenses	12.7	15.7	20.6	(19.3%	)	(23.8%	)

Total	240.9	251.0	204.7	(4.0%	)	22.6%

Research and development expenses.    In fiscal year 2002, our research and development expenditures remained stable in absolute terms and increased as a percentage of net sales to 7.2%, reflecting the decrease in net sales. The main focus of the research and development expenses was on the ceramic component segment and the SAW component segment, as well as on the capacitors segment. In fiscal year 2002, research and development expenses amounted to 37.6% of total expenses in the ceramic component segment; to 36.5% of total expenses in the SAW component segment; to 19.4% of total expenses in the capacitors segment; and to 6.5% of total expenses in the ferrites segment. Spending concentrated on miniaturization and on further development of the piezoelectric injection for the automotive industry, as well as on the development multilayer ceramic modules for more efficient mobile phones. In the capacitors segment, research and development expenses were focused on the development on tantalum multianode, tantalum polymer and niobium capacitors. Niobium capacitors deliver up to twice the capacitance of tantalum capacitors of a comparable size.

In fiscal year 2001, we increased our research and development expenditures, both in absolute terms and as a percentage of net sales, despite weakening market conditions. The reasons for this increase include, among other things, the addition of a new team of research and development experts from the Siemens Corporate Technology Division to our SAW research and development department to reinforce our activities in the field of high frequency applications and increased spending in the ceramic component segment, mainly for innovations in high-capacity ceramic components, modules and piezo stacks. We believe that competence in technology and innovative strength are the key factors of success in the electronics industry, and we recognize the need to constantly develop new technology even in times of an economic slowdown. We have also initiated a number of additional measures to develop, improve and adjust our existing processes.

Marketing and selling expenses.    In fiscal year 2002, marketing and selling expenses declined 5.2% year-on-year due to cost savings measures and the drop in net sales. Despite the lack of demand, we continued the establishment of our own sales companies in China and Taiwan to further strengthen our sales organization in Asia. In addition, we further reduced the portion of sales which is handled through Siemens regional sales companies.

In fiscal year 2001, we continued the establishment of our own sales companies in some of the countries where Siemens regional sales companies used to handle our sales by opening our own sales companies in China, Finland, France, India, Japan, Sweden and the United Kingdom. These changes increased our selling expenses in fiscal year 2001, both in absolute terms and as a percentage of net sales.

General administrative expenses.    In fiscal year 2002, general and administrative expenses decreased by € 3.0 million to € 12.7 million. This decline was due to cost savings measures and lower variable cash components of the compensation paid to senior management and members of the management board in comparison to fiscal year 2001, as well as to the non-recording of any goodwill amortization in fiscal year 2002 due to the adoption of SFAS No. 142. For more information on SFAS No. 142, see below under “Effect of New Accounting Pronouncements.”

General and administrative expenses declined, both in absolute terms and as a percentage of net sales, in fiscal year 2001, mainly as a result of the steep decline in variable cash components of the compensation paid to senior management and members of the management board.

Earnings before interest and taxes

We use earnings before interest and taxes as a measure of operating performance for each of our segments and for the Company as a whole. We calculate EBIT as operating income plus (minus) foreign exchange net gains (losses), other net income (expenses) and the share of net gains (losses) of unconsolidated affiliates. We believe that EBIT is a better measure of operating performance of our segments than operating income since the latter includes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years these line items may have a significant impact on the relative performance of our segments. The EBIT of our segments differs from our operating income and you should not consider them to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours. Note 19 to our Consolidated Financial Statements shows a reconciliation of segment EBIT to segment income before income taxes and minority interest. For a reconciliation of EBIT to operating income, see Item 3. “Key Information – Selected Consolidated Financial and Statistical Data.”

The following table sets forth EBIT as well as EBIT as a percentage of net sales for each of our segments for the periods shown:

Earnings before interest and taxes

	Fiscal year ended September 30,
	2002	2001	2000
	(euro in millions, except percentages)

Capacitors	(19.5)	101.7	83.2
(as a percent of net sales)	(4.5%)	15.9%	14.7%
SAW components	5.5	22.5	145.7
(as a percent of net sales)	1.3%	4.1%	23.3%
Ceramic components	(20.0)	83.5	102.5
(as a percent of net sales)	(5.2%)	15.0%	19.7%
Ferrites	(38.1)	0.2	4.9
(as a percent of net sales)	(50.9%)	0.1%	3.3%

In fiscal year 2002, our EBIT declined to minus € 72.1 million (compared with a positive € 207.9 million in fiscal year 2001), mainly because of lower prices in fiscal year 2002, which accounted for nearly € 300 million of the decline. Likewise, sales before price cuts also declined, accounted for more than € 300 million of the decline in net sales in fiscal year 2002. As a result, in fiscal year 2002 we lacked the corresponding cover for fixed costs.

Earnings were also burdened by € 30.2 million in additional restructuring charges in the fourth quarter of fiscal year 2002, of which € 21.6 million were provisions for further reduction of personnel and € 8.6 million for special write-offs of production equipment no longer required.

The following table shows the development of EBIT for each quarter of fiscal year 2002 and the reconciliation to US-GAAP operating income:

EBIT by quarter, and reconciliation

	EBIT by quarter
	Q1	Q2	Q3	Q4	Total
	(euro in millions)

Operating income (loss)	(6.6)	0.6	(8.9)	(62.6)	(77.5)
Foreign exchange gains (losses), net	5.1	1.1	(7.6)	(2.9)	(4.2)
Other income (expense), net	7.6	0.9	0.1	1.4	10.1
Share of net losses of unconsolidated affiliates	(0.1)	(0.0)	(0.1)	(0.2)	(0.4)
EBIT	6.0	2.6	(16.4)	(64.2)	(72.1)
Thereof:
Capacitors	0.3	3.2	(6.9)	(16.1)	(19.5)
SAW components	12.6	6.1	1.7	(14.9)	5.5
Ceramic components	0.3	0.0	(3.7)	(16.6)	(20.0)
Ferrites	(7.2)	(6.7)	(7.5)	(16.6)	(38.1)

Capacitors.    In fiscal year 2002, EBIT in the capacitors segment dropped to minus € 19.5 million. This segment’s results were burdened by fourth quarter restructuring costs of € 11 million as well as by severe price erosion. Business in EMC components and tantalum capacitors lines of business was hit hardest by the persistent and severe slump in wireline telecommunications market. Demand for film and aluminum electrolytic capacitors for automotive electronics applications was strong. Demand for components for lighting applications and for power capacitors for electric rail traction was also high.

In fiscal year 2001, the capacitors segment was the highest growth segment. In spite of restructuring charges of € 17.7 million, the capacitors segment was able to resist the adverse overall economic trend and to further increase its EBIT. The developments in this segment were mainly due to positive price effects, partially offset by increased material prices for tantalum. The capacitors segment benefited from continued strong demand for industrial and automotive electronics in particular. Demand for aluminum electrolytic capacitors was particularly brisk, and sales of tantalum capacitors also rose despite the slump in the telecommunications industry in the second half of fiscal year 2001.

SAW components.    In fiscal year 2002, although net sales declined 23% to € 425.1 million, the SAW components segment still posted a positive EBIT of € 5.5 million despite persistent price erosion and fourth quarter restructuring costs of € 11 million.

In fiscal year 2001, the SAW components segment was hit hardest by the dramatic decline in demand for both mobile phones and entertainment electronics. These drastic changes in the market situation made comprehensive restructuring necessary. This segment recorded restructuring charges for personnel and a special write-off for production machinery in the amount of € 32.8 million in fiscal year 2001. Soft demand and correspondingly low levels of capacity utilization also contributed to the decline.

Ceramic components.    In fiscal year 2002, EBIT in the ceramic components segment decreased to minus € 20.0 million, reflecting weak demand for ceramic capacitors and surge arresters. In addition,

startup costs for new projects in ceramic modules and piezo actuators as well as severe price erosion burdened the results of the ceramic components segment.

In fiscal year 2001, the decline in this segment’s EBIT was primarily attributable to rising prices for materials, mainly palladium, and higher research and development expenses, mainly for innovations in high-capacity ceramic components, modules and piezo stacks.

Ferrites.    In fiscal year 2002, severe price erosion and relocation costs caused EBIT to decrease to minus € 38.1 million. Relocation of manufacturing operations from Munich to Šumperk in the Czech Republic was successfully completed in fiscal year 2002.

In fiscal year 2001, sluggish markets and severe price pressure in the ferrites segment prompted us to accelerate relocation of manufacturing operations from Munich to Šumperk, Czech Republic. The associated € 10.3 million of restructuring costs were the main reason for the decline in EBIT in fiscal year 2001. These costs more than offset the positive effects of higher volumes in the first part of the year.

Interest and other income (expense)

Our net interest expense was € 6.5 million in fiscal year 2002, € 2.2 million in fiscal year 2001 and € 6.1 million in fiscal year 2000. The increase in net interest expense reflects the increase in the level of our financial debt. Net other income of € 10.1 million in fiscal year 2002 mainly consisted of government grants from Portugal and Singapore in the amount of € 5.2 million and € 1.2 million, respectively, as well as a one-time payment in the amount of € 2.5 million in connection with the organizational separation of our American subsidiary from Siemens. As a result of the huge devaluation of the Brazilian real, our foreign exchange hedging efforts could not offset the currency losses generated by the operations, in the amount of € 5.7 million. These currency losses could not be offset by the other currency hedging activities, resulting in a foreign exchange loss of € 4.2 million for EPCOS as a whole.

The decline in net interest expense in fiscal year 2001 reflected the non-recurrence of a € 2.1 million termination fee on a cross-currency swap entered into in fiscal year 2000, as well as lower average levels of financial debt and generally lower interest rates. The Company recognized foreign exchange losses in the amount of € 7.6 million in fiscal year 2001. Generally, we hedge risks that arise in connection with purchases of materials denominated in foreign currencies, or euro values as converted from foreign currency invoices. The recorded foreign exchange losses represent expenses for the hedging activities net of currency gains in the operative business. In fiscal year 2001, these currency gains resulted from the fact that we were short on the Japanese yen while the exchange rate against the euro was soft and we were long on the U.S. dollar while the exchange rate against the euro was strong.

Income taxes

Tax calculations reflect the current legal structure and the applicable tax laws of the respective countries in which we have operations. The following table shows income taxes as well as income taxes as a percentage of income before income taxes and minority interests for the periods shown:

	Fiscal year ended September 30,
	2002	2001	2000
Benefit/(Provision) for income taxes (euro in millions)	40.1	(55.9)	(90.1)
Income taxes (as a percent of income before income taxes and minority interests)	51%	27.2%	27.3%

Our nominal tax rate is generally lower outside of Germany than in Germany, and therefore our actual tax rate is lower in years when we earn a higher proportion of our income abroad. We generated pre-tax income in Germany in fiscal year 2000, whereas in 2001 and, especially in 2002, we recorded pre-

tax losses in Germany. In fiscal year 2001, our share of income earned in Germany decreased, but the tax impact resulting from this was offset by the higher proportion of income earned in countries with tax rates in excess of the previous year’s effective tax rate. In 2002, we had losses in relatively high tax countries like Germany, Austria, France and the United States, and we had profits mainly in Singapore, where we benefit from a tax incentive. The Singapore tax incentive contributed to our net income in the amounts of € 8.8 million in fiscal year 2002, € 6.8 million in fiscal year 2001 and € 17.6 million in fiscal year 2000. Benefit for income taxes in fiscal year 2002 mainly comprised deferred tax benefits. The third table in Note 13 to our Consolidated Financial Statement reconciles our expected and actual provision for income taxes.

At September 30, 2002, the Company had consolidated net operating loss (NOL) carry forwards of € 209.8 million. Deferred tax assets (net) amounted to € 44.8 million at September 30, 2002. The Company has taken valuation allowances to reduce its deferred tax assets to a net amount that will more likely than not be realized based on our estimate of future earnings and the expected timing of temporary difference reversals.

Net income

Net income fell by 125.5% from net income of € 148.6 million in fiscal year 2001 to a loss of € 38.5 million in fiscal year 2002, equivalent to a net loss on sales in fiscal year 2002 of 2.9%. In fiscal year 2000, net income amounted to € 240.0 million.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2002 this amount was negative (€ 32.5 million), therefore a distribution of dividends is not possible.

Liquidity and Capital Resources

Liquidity

We finance our operations from a combination of our cash flows from operating activities and loans from banks. We believe that our working capital is sufficient for our current requirements. As with many companies in our business, we are subject to risks to our operating cash flows. We describe these risks under Item 3. “Key Information – Risk Factors.” We do not expect any circumstances to occur that could materially impair our ability to engage in our ordinary activities.

In fiscal year 2002, we had cross currency swaps with a nominal value of € 4.0 million allocated to transactions with an average size of € 2.0 million and an average tenor of 168 days. In March 2003, we had cross currency interest rate swaps with a nominal volume of € 7.1 million allocated to transactions with an average size of € 2.3 million and an average tenor of 778 days.

Our short- and long-term borrowing arrangements are described in more detail below under “Capital Resources.”

Working capital. Our working capital (current assets less current liabilities) amounted to € 26.9 million at September 30, 2002 and € 59.4 million at September 30, 2001. The decrease in working capital mainly reflected the reduced level of accounts receivable (net), and inventories (net) due to the lower sales volume and lower levels of demand. In contrast, prepaid expenses and other current assets increased due to value-added-tax receivables. Accounts payable declined due to lower sales volume, and accrued expenses and other current liabilities decreased mainly as a result of income tax payments made in respect of fiscal year 2000. Short-term borrowings increased, mainly due to the incurrence of unsecured bank debt.

Cash flows from operating activities.    Net cash provided by operating activities amounted to € 84.3 million in fiscal year 2002, € 327.0 million in fiscal year 2001 and € 490.5 million in fiscal year 2000. The decrease in fiscal year 2002 mainly reflects the reduced level of net income during the period, which includes lower levels of (non-cash) depreciation and amortization expense and income tax benefit.

Cash flows used in investing activities.    Net cash used in investing activities consists mainly of capital expenditures, and, in 2001 and prior fiscal years, changes in financial receivables due from Siemens. Net cash used in investing activities amounted to
€ 129.7 million in fiscal year 2002, € 375.9 million in fiscal year 2001 and € 296.1 million in fiscal year 2000. The substantial decrease in cash used in investing activities in fiscal year 2002 reflects a major decline in capital expenditures used for production expansion. Cash used in investing activities in fiscal year 2002 also includes cash used to acquire sales operations in Japan.

Cash flows from financing activities.    In fiscal year 2002, net cash provided by financing activities increased sharply to € 41.8 million, and there was no payment of any dividend in respect of fiscal year 2001. Short-term borrowings increased by € 26.1 million, while long-term debt increased by a net € 17.7 million during the year. In fiscal year 2001, net cash used in financing activities declined marginally by € 4.4 million, while the paid-out dividend accounted for a decrease of € 65.3 million; this decrease was offset by an increase of short-term borrowings of € 63.7 million, mainly due to export financing of € 58.1 million. In fiscal year 2000, we used our net cash flow from operations and investing activities and the proceeds from issuing share capital mainly to repay financial liabilities to Siemens and short-term borrowings and extinguishment of long-term debt. The issuance of 3.3 million shares as part of our initial public offering contributed € 97.8 million to our cash flow in fiscal year 2000.

Contractual obligations

The following table gives you an overview of our contractual cash obligations for the periods shown:

		Payments due by period at September 30, 2002
Contractual cash obligations	Total	<1 year	1-3 years	4-5 years	>5 years
	(euro in thousands)

Long-term debt	82,839	17,332	36,645	21,613	7,249
Capital lease obligations	1,004	666	338	—	—
Operating lease obligations	99,523	18,304	28,886	23,937	28,396

Total contractual cash obligations	183,366	36,302	65,869	45,550	35,645

We did not have a material amount of other commercial commitments during the periods shown.

Capital resources

As of September 30, 2002, we had cash and cash equivalents of € 31.7 million and short-term financial debt (including the current portion of long-term debt) of € 143.7 million. This amount included short-term borrowings of € 126.4 million and € 17.3 million of the current portion of long-term debt. Our short-term borrowings increased as of September 30, 2002 compared with the prior fiscal year as a result of cash flow used in investing activities exceeding cash flow generated by operating activities. The short-term borrowings consist principally of unsecured bank loans and export financing. The export financing amounted to € 58.1 million at the end of fiscal year 2002 and bore interest at a weighted average rate of 3.05% in fiscal year 2002. Other short-term borrowings consist of various working capital loans with various banks in currencies of the countries where we operate and had a weighted average interest rate of 4.67% in fiscal year 2002.

As of September 30, 2002, we had long-term debt, excluding current installments, of € 65.5 million, which bore interest at a weighted average rate of 3.63% in fiscal year 2002. This debt (including current installments) consisted of:

Principal amount	Euro equivalent	Interest rate	Maturity	Lender
(in millions)	(in millions)

€50.4	50.4	1.4-5.625%	2002 through 2010	Austrian banking syndicate and government institutions

INR 390 INR 53	9.3	8.65-13.5%	2002 through 2004	Citibank, Exim Bank ABN AMRO Bank

INR 362.5	7.6	8.9-12.59%	2003 through 2005	Standard Chartered Grindleys Bank, Citibank

€14.8	14.8	Interest-free	2005 through 2007	Banco Portugal do Atlantico

We have arranged approximately € 607 million in lines of credit as of September 30, 2002. These lines of credit include a syndicated facility for € 300 million led by Commerzbank. This credit facility was unused as of September 30, 2002 and expires in May 2005. In addition, we have negotiated a series of bilateral credit facilities with international and national banks for an aggregate of € 307 million, of which € 68.2 million was utilized at September 30, 2002. These facilities bear floating rates of interest based on interbank rates of interest plus margins ranging from 0.25% to 0.5%. We believe these facilities will enable us to meet our obligations as they come due.

Our existing syndicated credit facility contains various financial covenants, which require us to maintain a specified minimum equity ratio and to not exceed a specified financial debt-to-EBITDA ratio. We are in compliance with each of these covenants. We do not believe that our current borrowing arrangements contain covenants that are likely to restrict our access to funding or would require us to repay any amount that is outstanding.

In preparation for our initial public offering, we repaid a portion of our financial liabilities to Siemens by offsetting them against financial receivables from Siemens as of October 1, 1999. Although since the initial public offering we no longer have access to financing from Siemens, we believe that, based on our debt to equity ratio and expected cash flow from operations, we will have sufficient access to long-term liquidity to finance our planned investments.

Capital Expenditures

The following table sets forth our capital expenditures by segment for fiscal years 2002, 2001 and 2000:

	Fiscal year ended September 30,
	2002	2001	2000
	(euro in millions)

Capacitors	45.4	91.0	78.9
SAW components	37.5	161.1	165.1
Ceramic components	26.5	69.7	77.8
Ferrites	12.7	21.7	26.6

In fiscal year 2002, capital expenditures for the capacitors segment was halved to € 45.4 million in comparison with fiscal year 2001. These funds were mainly invested to complete the expansion of our production facility in Évora, Portugal. In addition, we invested in the development of new capacitors and in the start up and expansion of volume production of our tantalum polymer, tantalum multianode and niobium capacitors. Capital expenditures for the capacitors segments rose in fiscal year 2001, mainly on account of the launch of our new polymer and multianode technology and the ramp up of volume production of niobium capacitors.

Capital expenditures for the SAW components segment were reduced significantly to € 37.5 million for fiscal year 2002 compared with € 161.1 million for fiscal year 2001. Substantial completion of our new, low-cost manufacturing facilities 2001 in Singapore and Wuxi, China, close to local target markets, resulted in the following in a significant decrease of capital expenditures. We invested approximately € 73 million in fiscal year 2001 and € 88.3 million in fiscal year 2000 in Singapore for the construction and expansion of our SAW components manufacturing facility and for further rationalization processes and implementation of product lines for new products.

Investment in the ceramic components segment was scaled back severely to € 26.5 million in fiscal year 2002, compared with
€ 69.7 million in fiscal year 2001. We focused our capital expenditures on developing new products and streamlining measures. In fiscal year 2001, the capital expenditures in this segment declined to a certain extent, compared with fiscal year 2000, as a result of declining demand. Nevertheless, € 69.7 million were invested during the fiscal year in ramping up capacity while the market situation was still strong.

In fiscal year 2002, capital expenditures for the ferrites segment totaled € 12.7 million, which was mainly used for further expanding our plants in the Czech Republic and India. In fiscal year 2001, the ferrite segment invested a further € 21.7 million, the bulk of which was directed into the plant in Šumperk, Czech Republic.

Our budgeted investments are expected to be below depreciation in fiscal years 2003 and 2004, but to exceed depreciation again in fiscal year 2005. In the coming years, we are planning significant investments to develop our production capacity for ultra-capacitors and polymer-based capacitors. In ceramic components, we will emphasize investments for multilayer ceramics. In the ferrites segment, the most important investments are for our production facilities in the Czech Republic and India.

We also plan to invest approximately € 130 million over several years in an enterprise resource planning software package that we are implementing to improve our process management, logistics and administration. Approximately € 90 million of this investment will be capitalized and amortized over the expected useful life of seven years of the investment. We have capitalized € 49.8 million of this amount as of September 30, 2002.

Our planned investments include capital expenditures for environmental compliance. Environmental considerations, including energy and materials consumption and satisfying emissions standards, contribute to the cost of improvements and expansions of our production facilities. We do not budget separately for investments relating to environmental compliance, and few of our investments are made solely for this purpose. New or more stringent environmental regulations, including any relating to the European Union’s directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment described under Item 8. “Financial Information – Legal matters – Environment,” could require us to increase our investment budget or reallocate resources.

We intend to finance our investment program from operating cash flow.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements except for our operating leases, under which we lease manufacturing, sales and administrative facilities and various types of equipment. Rental expenses for operating leases amounted to € 29.4 million in fiscal year 2002, € 27.9 million in fiscal year 2001, and € 22.5 million in fiscal year 2000. Our operating leases include mainly the following items:

•	The lease for our German premises (in the amount of € 12.6 million), which mainly includes lease payments for our production and sales facilities as well as the lease of our headquarters in the amount of € 11.3 million,

•	the lease of a facility in Austria from Siemens for the ceramic components segment. The lease has a term of 10 years and provides for annual lease payments of € 1.3 million,

•	the lease by an Austrian subsidiary of a factory building. This lease has a term of 15 years and provides for annual lease payments of € 2.3 million,

•	the lease of production equipment for microwave ceramics of our facility in Austria in the amount of € 2.9 million,

•	the lease of our production and sales facilities, and of production equipment, in France in the amount of € 1.3 million, including € 0.9 million in payments under leases for buildings leased from Siemens,

•	the lease of our production and sales facilities in the U.S. amounting to € 1.8 million, and

•	the lease for our facility in Singapore in the amount of € 3.2 million, mainly comprising lease payments for our buildings.

We have not issued any guarantees or other substantial commitments to third parties.

Effect of New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Upon adoption of

SFAS 142 on October 1, 2001, we ceased to amortize approximately € 11.2 million of goodwill. We had recorded approximately € 1.0 million of amortization on these amounts during fiscal year 2001 and would have recorded approximately € 1.0 million of amortization during 2002. In addition we performed an impairment review of our goodwill balance upon the initial adoption of SFAS No. 142. We completed this review during the first half of fiscal year 2002. It did not result in any impairment charge.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. We adopted SFAS No. 143 on October 1, 2002. We are currently determining the impact of adopting SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We believe that the adoption of SFAS No. 144 on October 1, 2002 will not have a significant impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for the Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. In addition, SFAS 146 stipulates that the liability be measured at fair vale and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. Since SFAS 146 applies to future activities that may not yet be envisaged, the impact of the application of SFAS 146 cannot be determined in advance.

In November 2002, the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantors fiscal year-end. The disclosure requirements of FIN 45 will be adopted in the 2003 fiscal year. While we have not completed our evaluation of the impact of FIN

45, we do not expect the adoption of FIN 45 to have a significant effect on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB statement No. 123” (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. The Company has not yet decided if it will adopt either of the transition method alternatives of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which interprets Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements.” FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities – “VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. We are currently evaluating the impact the adoption of FIN 46 will have on our financial statements.

First Quarter Results of Fiscal Year 2003 and Recent Developments

First quarter results (unaudited)

General.    With effect from October 1, 2002, we have modified our organizational structure in response to changing market conditions. The microwave ceramic filters and multilayer ceramic modules business lines were transferred from the ceramic components segment to the SAW segment. This change takes into account that modules are evolving more and more into complete solutions that integrate SAW filters as well. Inductors, which used to belong to the capacitors segment, have now been combined with ferrites in the new ferrites and inductors segment, because we are processing a steadily rising share of our ferrite cores into inductive components in-house. These new structures will affect financial reporting by EPCOS on an ongoing basis for all periods starting on or after October 1, 2002.

The following table provides key information about the results for the first quarter of fiscal year 2003 (October 1, 2002 to December 31, 2002) and for the first quarter of fiscal year 2002. The figures for the first quarter of 2002 have been restated for comparability to the new segment structure and are therefore not comparable to the information presented for the same period elsewhere in the document.

	Three months ended December 31,		% Change
	2002	2001	2001/2002
	(euro in millions, except share and per share data)

Consolidated statement of income data:
Net sales	329.5	318.0	3.6%
Gross profit	55.3	56.1	(1.4%)
Operating income (loss)	2.8	(6.6)
Income before income taxes and minority interest	0.6	5.1	(88.8%)
Net income	0.5	4.0	(87.2%)
Basic and diluted earnings per share	0.01	0.06	(83.3%)
Weighted average number of shares	65,275,000	65,300,000	(0.4%)
Net sales by segment:
Capacitors	89.8	80.2	12.0%
SAW components	114.6	129.7	(11.6%)
Ceramic components	87.2	74.6	16.9%
Ferrites and Inductors	37.9	33.5	13.1%
Less inter-segment sales	—	—

Total	329.5	318.0	3.6%
Earnings (loss) before interest and taxes by segment (reconciled to operating income):
Operating income (loss)	2.8	(6.6)
Share of net gains (losses) of unconsolidated affiliates	(0.1)	(0.1)
Other income (expenses), net	(0.1)	7.6
Foreign exchange gains (losses), net	0.3	5.1	(94.1%)
EBIT	2.8	6.0	(53.3%)
(as a percent of net sales)	0.8%	1.9%
thereof:
Capacitors	1.5	(1.6)
(as a percent of net sales)	1.7%	(2.0%)
SAW components	9.0	13.6	(33.8%)
(as a percent of net sales)	7.9%	10.5%
Ceramic components	0.1	(0.7)
(as a percent of net sales)	0.1%	(0.9%)
Ferrites and Inductors	(7.8)	(5.3)
(as a percent of net sales)	(20.6%)	(15.8%)
Capital expenditures by segment:
Capacitors	5.5	19.1	(71.2%)
SAW components	7.5	12.3	(39.0%)
Ceramic components	5.4	15.2	(64.5%)
Ferrites and Inductors	4.7	5.2	(9.6%)
Elimination’s	0.2	1.5

Total	23.3	53.3	(56.3%)

Our net sales rose 3.6%, from € 318.0 million in the three months ended December 31, 2001 to € 329.5 million in the three months ended December 31, 2002. Net sales in telecommunications attributable to the revival in mobile phones and net sales of automotive electronics rose, but net sales declined in consumer electronics and in the distribution chain, where Christmas business was disappointing. Setbacks also occurred in business with the computer industry due to the current slack demand. Sales in industrial electronics remained stable. Earnings before interest and taxes (EBIT) amounted to € 2.8 million, compared with € 6.0 million for the first quarter of fiscal year 2002. In spite of the negative year-to-year comparison, our EBIT for the first quarter of fiscal year 2003 showed a positive development and improved considerably over the previous quarter’s minus € 64.2 million.

Despite persistent price erosion, cost savings in purchasing and process optimization, combined with the increasingly positive impact of relocating manufacturing operations to countries with lower labor costs, resulted in a significant improvement in earnings over the previous quarter. By the end of September 2002, about 50% of our relocation projects had been completed and had yielded savings of about € 15 million. We expect to have completed most of our planned relocation projects by late 2003.

Net income decreased from € 4.0 million in the three months ended December 31, 2001 to € 0.5 million in the three months ended December 31, 2002 for the reasons described above. As a result, earnings per share over the three months ended December 31, 2002 were at € 0.01 per share, compared with € 0.06 per share for the three months ended December 31, 2001.

Capacitors.    In the capacitors segment, net sales of € 89.8 million improved by 12.0% in the first quarter of fiscal year 2003 compared with € 80.2 million in the first quarter of fiscal year 2002. EBIT was positive at € 1.5 million and was € 3.1 million higher than EBIT in the first quarter of fiscal year 2002. Business still suffered from price erosion, but not as severely as in the previous quarter. Demand for tantalum capacitors for mobile phone applications picked up as a result of the market launch of many new handsets with innovative features and new services. Christmas business and the fact that more and more mobile handset owners are replacing their old mobile handset with a new one also resulted in higher demand. Automotive electronics customers also show increased interest in our tantalum capacitors for ambient temperatures up to 175°C. Demand for film capacitors was particularly strong in lighting applications.

SAW Components.    In the SAW components segment, net sales declined 11.6% to € 114.6 million compared with € 129.7 million in the first quarter of fiscal year 2002. EBIT decreased to € 9.0 million, from € 13.6 million in the first three months of fiscal year 2002. Demand for filters of mobile phone applications developed favorably in the first quarter of fiscal year 2003 as did business in multilayer ceramic modules for the latest generation of multifunctional mobile phones. Demand for SAW filters and resonators from manufacturers of tire-pressure monitoring systems also rose, whereas business in entertainment electronics was sluggish due to slim prospects of economic recovery and large inventory stocks at customers of unsold TVs. Automotive electronics business remained overall stable.

Ceramic Components.    In the ceramic components segment, net sales increased by 16.9% to € 87.2 million in the first quarter of fiscal year 2003 compared with € 74.6 million in the first quarter of fiscal year 2002. EBIT reached breakeven compared with minus € 0.7 million in the first quarter of fiscal year 2002. The reasons for this development were the abatement of price erosion in this segment and continued stable demand for automotive electronics, household appliances and thermistors and varistors for power electronics. Demand for piezo actuators for modern diesel injection systems continued to rise.

Ferrites and Inductors.    In the ferrites and inductors segment, net sales rose by 13.1% to € 37.9 million in the first quarter of fiscal year 2003 compared with € 33.5 million in the first quarter of fiscal year 2002. EBIT declined to minus € 7.8 million in the first quarter of fiscal year 2003 compared with minus € 5.3 million in the first three months of fiscal year 2002. Ferrites continue to suffer from the crisis in wireline telecommunications, even though signs of a revival in ADSL business are emerging in Asia. Demand for inductive components for automotive applications had a positive impact on this segment. In the industrial electronics market, demand for inductors remained stable.

Capital expenditure.    Capital expenditure dropped to € 23.3 million in the three months ended December 31, 2002, compared with € 53.3 million in the first quarter of fiscal year 2002. These reductions referred to all our segments. However, we continue to pursue our strategy of boosting innovative strength in order to extend our leadership in technology.

Recent developments

We expect the great uncertainty and slower pace of the global economy to continue in the course of fiscal year 2003. In the wireline telecommunications market, there is still no significant sign of recovery. Nevertheless, net sales as well as new orders were distinctly better than the figures for the previous months. Competition will remain fierce. We assume price erosion to be less severe than in fiscal year 2002, because further discounts do not seem feasible for many products worldwide, as the prices of many components are no longer in proportion to production costs. Our customers’ inventories have now largely returned to normal levels, which also has a positive effect on our business.

We are responding to the challenges of the market with strict cost and cash flow management. Capital expenditure will remain significantly below depreciation in the fiscal year 2003. Most of the initial relocation difficulties at the new production sites have been overcome. In all business segments, we have stepped up production in countries with low labor cost. The resulting savings will increase from month to month. We already expect an improvement in earnings from operating activities in the following quarters.

We do not expect any noteworthy economic recovery in fiscal year 2003. The positive business development in the first quarter 2003 should not conceal the fact that we still face slack demand and unrelenting competition. But, as the fiscal year 2003 unfolds, our new products are expected to contribute more to sales, so that we anticipate moderate sales growth, positive earnings and a positive cash flow for the fiscal year 2003 as a whole.

Item 6.	Directors, Senior Management and Employees

Board Practices

In accordance with the German Stock Corporation Act, EPCOS has a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards. The management board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the rules of procedure of the management board. It represents us in our dealings with third parties. The supervisory board appoints and removes the members of the management board and oversees the management of EPCOS but is not permitted to make management decisions. The Articles of Association must contain or, alternatively, the supervisory board itself determines a catalogue of major business decisions, which shall be implemented by the management board only upon the approval by the supervisory board.

In carrying out their duties, members of both the management board and supervisory board must exercise the standard of care of a prudent and diligent businessman, and they are liable to EPCOS for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of EPCOS and our shareholders, employees and creditors. The management board is required to respect the shareholders’ rights to equal treatment and equal information.

The supervisory board has comprehensive monitoring functions, including over auditing and accounting. To ensure that these functions are carried out properly, the management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning. The supervisory board is also entitled to request special reports at any time. The management board is required to ensure appropriate risk management within EPCOS and must establish an internal monitoring system.

Further principles of good corporate governance are included in the German Corporate Governance Code, which came into force with the Transparency and Disclosure Act (Transparenz- und Publizitätsgesetz) in July 2002. It includes recommendations and suggestions for the organization and functioning of the management and supervisory boards and for the cooperation between the two boards. In addition, German stock corporations are now obliged to issue once a year a declaration regarding their compliance with the recommendations of the German Corporate Governance Code. For further information on the German Corporate Governance Code and our Declaration of Conformity dated October 16, 2002, see Item 10. “Additional Information – Articles of Association and Relevant Provisions of German Law.”

Under German law, any person who exerts influence on EPCOS to cause a member of the management board, the supervisory board or holders of special proxies to act in a way that is harmful to EPCOS is liable to EPCOS for damages. A controlling enterprise may not cause EPCOS to take measures that are unfavorable to us unless any resulting disadvantage is compensated. Board members who have neglected their duties in dealing with a controlling enterprise or other persons exerting influence on EPCOS are jointly and severally liable to EPCOS for damages together with any controlling shareholder and any other person exerting influence.

As a general rule under German law, a shareholder has no direct recourse against the members of the management board or the supervisory board in the event that they are believed to have breached a duty to EPCOS. Apart from insolvency or other special circumstances, only EPCOS has the right to claim damages from members of either board. EPCOS may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority, provided that opposing shareholders that hold, in the aggregate, at least one tenth of our share capital do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

Our supervisory board consists of twelve members. Six were elected by our employees, including one by our management staff. Our Articles of Association provide that our supervisory board consists of four members elected by our shareholders and, as long as each holds at least 10% of our shares, one member appointed by each of Siemens and Matsushita. The right of each of Siemens and Matsushita to appoint one member expires September 2, 2004. After that, our general meeting will elect all of the six supervisory board members who come up for appointment by the shareholders.

The shareholders may remove any member of the supervisory board they have elected in a general meeting by a vote of a majority of the votes cast by the shareholders in a general meeting. The employees may remove any member they have elected by a vote of three-quarters of the votes. Siemens and Matsushita may each at any time remove and replace the supervisory board member it has appointed. The supervisory board elects a chairman and two deputy chairmen from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote. If either the chairman or the first deputy chairman fails to attain a vote of two thirds of the members of the supervisory board, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman. The board elects a second deputy chairman by simple majority vote. The supervisory board normally acts by simple majority vote with the chairman having a deciding vote in the event of a deadlock.

The supervisory board meets at least twice during each half year. In fiscal year 2002, the supervisory board met seven times. Its main functions are:

•	to monitor the management of the Company;

•	to appoint our management board;

•	to represent the Company in dealing with the management board;

•	to approve matters in areas that the supervisory board has made generally subject to its approval; and

•	to approve matters that the supervisory board decides on a case by case basis to make subject to its approval.

The members of the supervisory board are each elected for a maximum term of about five years. The term expires at the end of the shareholders general meeting in which the shareholders discharge the supervisory board member for the fourth fiscal year following the fiscal year in which he or she was elected. Our Articles of Association establish the compensation of the supervisory board members.

The following table sets forth, as of September 30, 2002, the names of the members of our supervisory board, their ages and principal occupations. On November 19, 2001, Dr. Volker Jung left the supervisory board and Burkhard Ischler was appointed member of the supervisory board. Effective November 20, 2001, Klaus Ziegler was elected the new chairman of our supervisory board. The terms of office of all members of our supervisory board will expire at the end of the annual general meeting for fiscal year 2004, except for Mr. Ischler and Mr. Tachiiri, whose term will expire at the end of the annual general meeting for fiscal year 2006 if not removed and replaced earlier by Siemens or Matsushita according to their respective delegation right described above.

The members of our supervisory board, their ages and positions were as follows as of September 30, 2002:

Name	Age	Principal occupation and other business activities
Klaus Ziegler (Chairman)	68	Member of the Advisory Council of EPCOS do Brasil Ltda., Gravatai, Brazil

Dr. Jürgen Heraeus	66

Chairman of the Supervisory Boards of Heraeus Holding GmbH, Heraeus Tenevo AG, and Messer Griesheim GmbH; Chairman of the Board of Directors of Argor-Heraeus S.A., Mendrisio, Switzerland; Member of the Supervisory Boards of Buderus AG, Heidelberger Druckmaschinen AG and IKB Deutsche Industriebank AG

Peter Hoffmann* (First Deputy Chairman)	40	Member of EPCOS AG Works Council, Heidenheim facility

Konrad Hollerieth*	57	Corporate Director, Sales Europe 2, EPCOS AG

Burkhard Ischler	40	Head of Mergers & Acquisition Department of the Central Division Finance, Siemens AG, Non-Executive Member of the Board of Directors of Demag Holding S.à.r.l., Luxembourg
Prof. Dr. Anton Kathrein (Second Deputy Chairman)	51	Managing Director and General Partner, KATHREIN-Werke KG; Chairman of the Supervisory Boards of Erste Rosenheimer Privatbank AG and Grundig AG; Member of Supervisory Board of Isar-Amperwerke AG

Hans Lux*	55	Member and Deputy Chairman of EPCOS AG Works Council, Munich facility

Francis Oppenauer*	54	General Counsel of IG Metall, Munich; Member of the Representatives’ Assembly, BG Feinmechanik and Elektrotechnik; Member of the Management Committee, Labor Office, Munich

Werner Pietsch*	62	Corporate Director Overseas Sales, EPCOS AG

Andreas Strobel*	49	Assistant Authorized Representative, IG Metall, Heidenheim; Member of the Supervisory Board of Voith AG, Voith Paper Verwaltungs-GmbH and Voith Turbo Verwaltungs GmbH

Werner Strohmayr	59

Member of the Management Board of Bayerische Landesbank Girozentrale; Chairman of the Supervisory Boards of Bürgerliches Brauhaus Ingolstadt AG, HUK-COBURG Leben AG and HUK-COBURG Krankenversicherung AG; Deputy Chairman of the Supervisory Boards of HUK-COBURG Allgemeine Versicherung AG and Software Design & Management AG; Member of the Supervisory Board of Deutsche Kreditbank AG

Kunihisa Tachiiri	57	Associate Director of Matsushita Electric Industrial Co., Ltd., Tokyo, Japan

*	Elected by employees.

The supervisory board has formed an executive committee and a mediation committee, the latter of which is required by German law. In September 2002, the supervisory board formed an audit committee.

•	The executive committee is entitled to take urgent decisions on behalf of the supervisory board. Further, the executive committee assumes some of the responsibilities of the supervisory board, such as the conclusion of the employment agreements between the members of the management board and our corporation. It consists of the chairman, the first deputy chairman and the second deputy chairman of the supervisory board. The executive committee met twice in fiscal year 2002.
•	The sole function of the mediation committee is to act as a mediator between the shareholder representatives and the employee representatives on the supervisory board in finding a suitable candidate for the management board, in case a first candidate failed to get the necessary majority of votes on the supervisory board. The mediation committee consists of the chairman, the first deputy chairman and two further members of the supervisory board (Mr. Francis Oppenauer and Prof. Dr. Anton Kathrein) elected for the mediation committee. The mediation committee did not have to be convened in the fiscal year 2002.

•	The audit committee assumes some of the responsibilities of the supervisory board with respect to, among other things, the auditing of our books and financial statements. In particular, it has direct responsibility for the compensation and oversight of our auditors. The audit committee consists of the chairman of the supervisory board and two further members of the supervisory board, one elected by the employee representatives (Mr. Oppenauer) and one elected by the shareholder representatives (Dr. Heraeus). The audit committee took up work in the first quarter of fiscal year 2003. On February 3, 2003, the supervisory board determined that Dr. Heraeus qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

Management Board

Our management board currently consists of four members. Under our Articles of Association, our supervisory board determines the management board’s size, although it must have at least two members.

Under our Articles of Association, the management board adopts rules of procedure for the conduct of its affairs, and may amend them at any time. The adoption and amendment of these rules require the unanimous vote of the management board and the consent of the supervisory board. The supervisory board may, however, decide to adopt rules of procedure for the management board instead. The management board members are jointly responsible for all management matters and pursuant to the current rules of procedure must jointly decide on a number of issues, including:

•	the annual financial statements;

•	the calling of the shareholders’ meeting;

•	matters for which the supervisory board’s consent must be obtained;

•	matters involving basic organizational, business policy and corporate planning questions for our company;

•	matters involving major real estate or intellectual property contracts; and

•	other important matters.

The chairman of the management board must propose a plan that allocates responsibilities among the management board members and notify the supervisory board without delay once the management board has adopted the plan.

The supervisory board appoints the members of the management board for a maximum term of five years. They may be reappointed or have their term extended for one or more terms of up to five years each. The supervisory board may remove a member of the management board prior to expiration of his term if he commits a serious breach of duty or is incapable of carrying out his duties or if there is a bona fide vote of no confidence by the shareholders meeting.

The rules of procedure provide that the management board shall take action by a simple majority vote unless the law requires a larger majority. In the case of a tie, the chairman has the deciding vote when the board has more than two members. In practice, the board reaches its decisions by consensus.

The members of our management board, their ages, positions and terms of appointment were as follows as of September 30, 2002:

Name	Age	Current position	Term expires
Gerhard Pegam	41	Chief Executive Officer	July 30, 2004
Dr. Bodo Lüttge	63	Chief Financial Officer	March31,2003
Josef Unterlass	53	Chief Operating Officer	March31,2006
Dr. Wilfried Backes	59	Member of the management board	March31,2005

Mr. Pegam and Dr. Lüttge were appointed to their positions effective August 4, 1999. Mr. Unterlass was appointed effective April 1, 2001 and Dr. Backes effective April 1, 2002. Effective March 31, 2003, Dr. Lüttge will retire, and Dr. Backes will take his position as CFO. Dr. Backes’ term renews automatically for additional one-year periods through March 31, 2007 unless he refuses the renewal or the supervisory board votes against it.

Gerhard Pegam served from 1999 to 2001 as Chief Operating Officer before becoming our CEO on April 1, 2001. From 1995 to 1999, he was President of the Capacitors Division of Siemens Matsushita Components. From 1985 to 1995, he held various sales and marketing positions within Siemens. Prior to 1985, Mr. Pegam worked for Österreichische Philips Industrie as a capacitors research and development engineer.

Dr. Bodo Lüttge who has been our Chief Financial Officer since August 1999 served from 1994 to 1999 as a member of the Board of the Passive Components and Electron Tubes Group of Siemens and was Chief Financial Officer of Siemens Matsushita Components from 1991 to 1999. Between 1968 and 1991, Mr. Lüttge served in various planning, analysis, controlling, budgeting, reporting and business administration capacities within Siemens AG.

Josef Unterlass served from 1996 to 2001 as Chief Executive Officer of EPCOS oHG, Deutschlandsberg, Austria. Prior to 1996, he was head of our business division for film capacitors in Malaga, Spain.

Dr. Wilfried Backes has served on the board from April 1, 2002 on. Since 1992, he has been Executive Vice President, Chief Financial Officer and Treasurer of Osram Sylvania, Inc., USA. From 1982 to 1992, he held various management positions in the former Siemens Components Group and Siemens Components, Inc. Prior to that, he worked for the Business Administration and Corporate Planning Division of Siemens AG.

Compensation of Officers and Directors

The members of our supervisory board receive reimbursement of their actual out-of-pocket expenses and an annual payment. Each member of the supervisory board was entitled to receive € 20,000 as compensation for fiscal year 2002, with the chairman to receive € 40,000 and each deputy chairman € 30,000. Based on their individual term of office as member and/or chairman in fiscal year 2002, compensation was paid on a pro rata basis to each of Dr. Volker Jung (€ 5,480), Klaus Ziegler (€ 37,260) and Burkhard Ischler (€ 17,260). Total compensation, including reimbursement of expenses, paid to the members of our supervisory board amounted to € 326,000 in fiscal year 2002 compared with € 330,000 in fiscal year 2001.

The aggregate remuneration of the members of our management board in fiscal year 2002 was approximately € 4.6 million (compared to approximately € 10.7 million for the fiscal year 2001). The total compensation of the management board includes the fair value of stock options granted, totaling approximately € 2.9 million, and another variable cash component paid pursuant to a bonus arrangement based mainly on the attainment of annual financial performance objectives. For the fiscal year ended September 30, 2002, approximately € 0.8 million of the total remuneration payable to our management board members was paid pursuant to this bonus arrangement (compared to approximately € 1.9 million for the fiscal year ended September 30, 2001). Therefore, the fixed components totaled € 0.9 in fiscal year 2002, compared to € 0.8 million in fiscal year 2001.

The following table shows the compensation paid to members of our management board in fiscal year 2002:

	Fixed	Variable	Total
	(euro)

Gerhard Pegam	270,000	204,000	474,000
Dr. Bodo Lüttge.	304,200	150,240	454,440
Josef Unterlass	210,000	168,000	378,000
Dr. Wilfried Backes.	162,000	244,500	406,500

Pension accruals for the members of the management board as of September 30, 2002 amounted to approximately € 3.2 million. Of the total accruals, approximately € 1.9 million is an obligation of EPCOS, and the remainder is an obligation of Siemens AG.

Options to Purchase Securities from Registrant or Subsidiaries

As part of a stock option plan adopted on September 28, 1999 for members of our management board, directors of subsidiaries and affiliates and other eligible employees, the Company is authorized to distribute non-transferable options exercisable for up to 2,480,000 shares over a five-year period. In connection with this option plan, our shareholders approved a capital increase in the form of conditional capital (Bedingte Kapitalerhöhung) in an amount not to exceed € 2,480,000. With the consent of the supervisory board, management may authorize the use of existing shares instead of conditional capital to satisfy option exercises.

According to the option plan, decisions about the grant of options may be taken within a period of three months after the annual results have been published. The supervisory board will decide how many options to grant to the management board and the management board will decide how many options to grant to other eligible employees of EPCOS AG. The bodies responsible for establishing the remuneration for directors of our subsidiaries and affiliates will decide how many options will be granted to these directors, and the directors will decide how many options will be granted to other eligible employees of the subsidiary or affiliate. Each year, up to a maximum of 30% of the plan options may be granted. The exercise price for options distributed pursuant to the option plan will be 115% of the average closing market price of our shares on the German Xetra system during the five-day trading period immediately before the option issuance date. For a description of the Xetra system, see Item 9. “The Offer and Listing – Nature of Trading Market.” Holders of options may exercise them during the five-year period starting two years after the options are issued. Holders may exercise options only within fixed time periods following publication of our quarterly or annual results.

The first option grant under the plan was made in October 1999 in connection with our initial public offering; additional option grants were made in November 2000, February 2001, November 2001 and November 2002. The most recent grant of options under the plan in November 2002 included 104 persons. The following table sets forth the terms of our currently outstanding options:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date**	Expiration date
October 1999	158,000	154,750	35.65	October 15, 2001	October 16, 2006
November 2000	394,500	390,500	105.04	November 30, 2002	November 29, 2007
February 2001	60,000	60,000	90.90	February 23, 2003	February 22, 2008
November 2001	463,500	461,500	64.11	November 28, 2003	November 27, 2008
November 2002	698,500	698,500	15.23	November 22, 2004	November 23, 2009

*	Neither expired nor exercised.
**	According to statutory requirements.

As of February 1, 2003, members of our management board together held options to purchase a total of 408,000 shares under the option plan, while members of our supervisory board held options to purchase a total of 174,000 shares under the option plan.

Employees

As of September 30, 2002, we had 13,069 employees worldwide (compared to 12,993 as of September 30, 2001 and 13,237 as of September 30, 2000). The increase in fiscal year 2002 was attributable to headcount rise in low-labor-cost countries, which was partially offset by headcount reductions in high-labor-cost countries made in response to market conditions, mainly in Germany. Approximately 21% of our employees work in Germany.

The following table shows a breakdown of our employees by business segments and region as of September 30, 2002. It does not include employees in our Munich headquarters or our Singapore and Iselin, New Jersey sales offices.

Employees by business segment	As of September 30, 2002
Capacitors	4,508
SAW components	2,254
Ceramic components	2,792
Ferrites	2,777

Employees by regions	As of September 30, 2002
Asia Pacific	4,626
Europe without Germany	4,355
Germany	2,703
Americas	1,385

We believe that a significant portion of our employees belong to an organized labor union. We have experienced no significant work stoppages in recent years, and we believe our employee relations are very good.

In the fiscal years 2000 through 2002, we also adopted employee share purchase plans, under which German employees depending on their function could purchase a number of shares determined annually at a certain discount. During fiscal year 2002, we offered 26,416 discounted shares to our employees under this plan. This plan did not extend into the U.S. We describe the repurchases of our own shares for these purposes under Item 10. “Additional Information – Articles of Association.” As of

September 30, 2002, we held 25,000 shares in preparation for such an offer to our employees for fiscal year 2003, but in October 2002, the management board decided not to offer an employee share purchase plan for fiscal year 2003. In accordance with German law, we will either sell these shares into the market or use them for any employee share purchase plan we may offer in the future.

Share Ownership

No member of our management board or our supervisory board individually holds shares or options representing 1% or more of our shares outstanding. As of February 1, 2003, as a group, members of our management board held 1,171 shares and 408,000 options for shares, representing 0.63% of our nominal share capital, and members of our supervisory board, as a group, held 14,811 shares and 174,000 options for shares, representing 0.29% of our nominal share capital.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the current beneficial ownership of our company’s share capital by the principal shareholders (each person or entity who owns beneficially 5% or more of our shares):

Identity of person or group	Title of class	Amount owned		Percent owned
Siemens AG	Ordinary shares, no par value, notional value €1	8,162,501		12.5%
Matsushita Electronic Components (Europe) GmbH	Ordinary shares, no par value, notional value €1	8,162,501		12.5%
Capital Group International, Inc.	Ordinary shares, no par value, notional value €1	4,525,200		6.9	%*
Capital Guardian Trust Company**	Ordinary shares, no par value, notional value €1	3,921,620		6.0	%*
Capital Research and Management Company	Ordinary shares, no par value, notional value €1	3,677,910		5.6	%*
DWS Investment GmbH	Ordinary shares, no par value, notional value €1	3,271,530	****	5.01	%***

*	According to filings made by Capital Group with the SEC in February 2003. For details, see below under “Other Major Shareholders.”

**	Capital Guardian Trust Company is a wholly owned subsidiary of Capital Group International, Inc. Beneficial ownership over the shares may be shared between the various Capital Group entities.

***	According to notification sent by DWS Investment GmbH to us and to the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in February 2003. For details, see below under “Other Major Shareholders.”

****	Amount calculated from the percentage notified by DWS Investment GmbH.

Shareholders’ agreement between Siemens and Matsushita

Our shareholders Siemens AG and Matsushita Electronic Components (Europe) GmbH (in the case of Matsushita Electronic Components (Europe) GmbH, together with its parent companies) are parties to a shareholders’ agreement dated June 29, 1999. This agreement will expire on June 30, 2004 unless terminated earlier. The parties have agreed to exercise their voting rights in such a way that they preserve their collective influence and jointly and consistently exercise their rights and obligations under the agreement with respect to us. Under the shareholders’ agreement, they have also agreed to hold a pre-meeting at least once each year and at least three weeks before any ordinary or extraordinary meetings of our shareholders. If Siemens and Matsushita are unable to agree on how they will vote at the shareholders’ meeting, they are free to vote as they consider appropriate.

Under the shareholders’ agreement, each of Siemens and Matsushita has agreed to maintain its EPCOS AG shareholdings within a band of 12.5% (plus one share) and 20% of our issued share capital as of the completion of our 1999 initial public offering, including the sale of shares pursuant to the over-allotment option. However, their aim is to keep their shareholdings closer to 12.5% (plus one share) each than to 20%. In the event that we issue shares and thereby cause the shareholdings of either Siemens or Matsushita to be diluted to less than 12.5% (plus one share), the lower end of this band will be adjusted downward to the lowest aggregate percentage of shares held by either of them. The higher end of the band will be adjusted upward if one of the shareholders holds in the aggregate more than 20% of our issued share capital as a result of having acquired and exercised a right to subscribe for new shares or because of acquisitions of shares from the other shareholder.

Both Siemens and Matsushita may sell or acquire our shares, so long as they continue to hold shares in us within the agreed band pursuant to the shareholders’ agreement. Under the shareholders’ agreement, if either of them proposes to make such a sale, however, it must first offer those shares to the other. Neither Siemens nor Matsushita may, without the prior written consent of the other, sell, transfer, grant an option or interest in or otherwise dispose of their shares in such a way that their holdings fall outside the agreed band. The shareholders’ agreement also prevents each of them from entering an agreement with respect to the voting interests in their shares without the prior written consent of the other. Siemens or Matsushita may, however:

•	accept a general public offer for our entire share capital or accept an offer from or sell shares to another shareholder holding more than 50% of our share capital;

•	grant an option on or indirect interest in the shares that can only be exercised after the expiration or termination of the shareholders’ agreement;

•	sell or otherwise dispose of its shares without restriction if there is a direct or indirect change in control of the other shareholder;

•	take part in an insolvency arrangement; or

•	pledge or grant a charge or other encumbrance on, or other interest in, the shares.

If both Siemens and Matsushita are granted rights to subscribe for new shares and one of them decides not to fully exercise its rights, it must offer the subscription rights it does not intend to exercise to the other so long as the other intends to fully exercise its own subscription rights.

Siemens and Matsushita have also agreed that the existing arrangements under which Matsushita Electronic Components Co., Ltd. sells, markets or distributes our products to Matsushita and its group companies and under which we sell, market and distribute Matsushita’s products shall remain in effect, with such amendments as may be necessary and as we and they shall agree upon. Under the shareholders’ agreement, Siemens and Matsushita have also agreed to transact all business with us on an arms’ length basis.

Siemens and Matsushita together hold just over 25% of our shares. Should they vote their shares together as contemplated by their shareholders’ agreement, they would be in a position to block shareholder action on a variety of matters including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off or sale or other transfer of all or substantially all of our assets, a change in our corporate form or our business purpose or the dissolution of EPCOS.

Other Major Shareholders

Capital Group International, Inc.    On February 11, 2003, Capital Group International, Inc. filed a Report on Form 13G stating that, as of December 31, 2002, it has the sole voting power over 3,596,370 of our ordinary shares and sole dispositive power over 4,525,200 ordinary shares. The Form 13G states that the aggregate amount beneficially owned by Capital Group International, Inc. as a holding company is 4,525,200 ordinary shares representing 6.9% of our share capital. By the same 13G, Capital Guardian Trust Company, a wholly owned subsidiary of Capital Group International, Inc. disclosed that it beneficially owns an amount of 3,921,620 ordinary shares, i.e. 6.0% of our share capital, as a bank.

Capital Research and Management Company.    In addition to the foregoing, on February 13, 2003, a report on Form 13G was filed by Capital Research and Management Company, which is a registered investment advisor that manages The American Funds Group of mutual funds. The Form 13G states that Capital Research and Management Company has, as of December 31, 2002, sole dispositive power over 3,677,910 of our ordinary shares, whilst it does not have voting power over any of our shares. The number of ordinary shares beneficially owned by Capital Research and Management Company as an investment adviser amount to 3,677,910 representing 5.6% of our share capital.

DWS Investment GmbH.    On February 7, 2003, DWS Investment GmbH notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of January 31, 2003, an amount of our ordinary shares representing 5.01% of our share capital. DWS Group is one of the leading fund management providers in Germany and Europe.

Related Party Transactions

EPCOS consists substantially of a former joint venture between Siemens and Matsushita formed in 1989 in order to create a more competitive worldwide supplier of electronic components and subassemblies to the electronics industry by making more effective use of their respective resources. The joint venture consisted of a limited partnership and its general partner. Each of Siemens and Matsushita, the latter through a wholly-owned German subsidiary called Matsushita Electronic Components (Europe) GmbH, owned fifty percent of the general partner and fifty percent of the limited partnership interests in the limited partnership.

To prepare for our initial public offering in October 1999, Siemens and Matsushita converted the limited partnership into a stock corporation in a two-step process and Siemens contributed to the Company essentially all of its passive components operations that had not been a part of the joint venture. Siemens’ contributions were recorded at book value for accounting purposes, but the amount of additional equity it received was based on the relative fair market values of the joint venture and the subsidiaries and operations contributed by Siemens to us on the effective date. As a result, immediately prior to our conversion into a stock corporation and our initial public offering Siemens owned approximately 54.4% of our predecessor company and Matsushita’s interest was reduced to approximately 45.6%. In connection with our pre-IPO reorganization, Siemens also sold us its 51% interest in the Xiaogan, China joint venture and the passive components assets and liabilities of one of its Singapore subsidiaries. For purposes of these transactions, these assets and liabilities were valued at the fair market values of the subsidiaries and other operations contributed as negotiated between Siemens and Matsushita. When we were converted into a corporation, Siemens’ equity interest was converted into 33,753,062 shares, and

Matsushita’s equity interest was converted into 28,246,938 shares. In our initial public offering, Siemens sold a total of 25,590,561 of our shares and Matsushita sold a total of 20,084,437 of our shares.

We were authorized to use the names and trademarks “Siemens” and “Siemens Matsushita Components” for limited purposes for six months after our initial listing on the New York Stock Exchange.

In respect of fiscal year 2000, Siemens and Matsushita received the dividend of € 1.00 per share that was paid to all shareholders.

We are parties to agency and distributorship agreements with 14 Siemens affiliates in various territories worldwide as of September 30, 2002. Each such Siemens agent or distributor has non-exclusive rights to solicit and mediate sales in its respective assigned territory. We agree separately with most agents and distributors on sales margins for our products in their territory for sales made for their own accounts. We decide whether commission-based sales may take place. We determine commissions on a case-by-case basis for our agents. These commissions are based on the agent’s contribution, the nature and volume of the transaction and the price realized.

We have also entered into a number of intellectual property licensing agreements with Matsushita Electronic Components Co., Ltd. These include a know-how cross-license agreement that grants to us and to Matsushita Electronic Components Co., Ltd. non-exclusive and non-transferable licenses for reciprocal use of certain know-how relating to the production of surface acoustic wave components. These mutual licenses are not royalty-bearing. In addition, we have also licensed certain know-how relating to tantalum capacitors and ultra capacitors from Matsushita, for which we have agreed to make specified lump-sum payments and pay specified licensing fees. We do not believe that any of these agreements are material either to us or to Matsushita. In connection with these agreements, we had total expenses, consisting of payments and depreciation, to Matsushita Electronic Components Co., Ltd. in the amount of € 6.5 million in fiscal year 2002. Of this amount, € 2.1 million related to lump-sum payments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

See Item 3. “Key Information” as well as Item 18. “Financial Statements” and pages F-1 through F-42.

Legal Proceedings

Litigation

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims arising in the ordinary course of our business. We are not currently aware of any legal proceedings or claims against us or our property that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial position or results of operations. During our last two fiscal years, neither we nor our property has been subject to any legal proceedings or claims that could have such an effect. For claims of infringement of intellectual property rights, see Item 4. “Information on the Company – Intellectual Property.”

We have been subject to legal proceedings based on allegations of environmental contamination, which we describe in “Environment” below.

Environment

Some of our manufacturing and operations use hazardous substances, and we are subject to extensive environmental regulations governing air emissions, wastewater discharges, and the use and storage of hazardous materials and wastes. These requirements will continue to be significant to our future operations. In the past, we have been exposed to liability for the remediation of soil or groundwater contamination at our facilities. We also may face liability for remediation of our sites and third party waste disposal sites located in the United States under the Comprehensive Environmental Response, Compensation and Liability Act or other federal, state or local environmental remediation laws.

In the past, we have not incurred any significant penalties for environmental violations and liability for damage to natural resources, property damage and environmental exposure claims, but we could incur some or all of these types of liabilities in the future. Because some of our facilities are closely located to or shared with those of other companies, including those of Siemens affiliates, we may need to respond to claims relating to environmental contamination not originating from our own operations.

We are not aware of any significant liabilities for environmental matters. We have, however, made significant expenditures to comply with environmental regulations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events, and those expenditures could adversely affect our business or financial condition.

In addition, we expect to incur significant environmental capital expenditures over the next several years. One area of these environmental capital expenditures could involve costs associated with the EU’s directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment as well as the related adoption of national legislation. As a component producer, we are not affected by the obligation to collect, recover and dispose of end-of-life equipment imposed by these directives on electrical and electronic equipment producers. We are affected significantly only by the ban on lead (subject to exceptions for certain applications) required by these directives, which is to be implemented by the member states of the European Union by July 1, 2006. We still use lead-based solder in the production of certain lines of our passive components, but we have developed alternatives enabling us to comply with the EU directives. More than 80% of our products are already being offered lead-free and in a form suitable for lead-free soldering processes. Although environmental considerations such as energy and materials consumption and reduction of emissions make us spend more on improvements and expansions of our facilities than might otherwise be necessary if regulations were less stringent, only minimal amounts of our investments are solely related to environmental compliance. However, additional investments for environmental compliance could, either individually or in the aggregate, adversely affect our business or financial condition.

Dividend Policy

We expect to reinvest most of our earnings in the next few years to finance our continued growth. The level of dividends in each year will depend on general business conditions, our current and expected future financial performance, our funding requirements and other relevant factors. We will pay any dividends on our shares in euro. We did not pay any dividend in respect of the fiscal year 2001 and 2002.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2001, the distributable amount was € 6.756 million. As of September 30, 2002 this amount was negative (€ 32.465 million), therefore a distribution of dividends was not possible in respect of fiscal year 2002.

All of our shares and ADSs have the same dividend rights. Our management and supervisory boards must jointly propose any distribution of dividends and obtain approval of the shareholders in a general meeting. For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see Item 10. “Additional Information – German Taxation – Dividends” and “– Refund procedure for eligible U.S. holders.”

Item 9.	The Offer and Listing

Nature of Trading Market

Prior to our initial public offering in October 1999, there was no public market for our shares or ADSs. Our ADSs, each representing the right to receive one ordinary share, no par value, notional value € 1, are listed on the New York Stock Exchange, and our shares are listed on the Frankfurt Stock Exchange. JP Morgan Chase Bank, as successor of Morgan Guaranty Trust Company of New York, is the depositary for our ADSs. The Frankfurt Stock Exchange is the principal trading market for our ordinary shares.

The Frankfurt Stock Exchange is operated by Deutsche Börse AG and is the most significant of the eight German stock exchanges. Trading on the floor takes place every business day between 9:00 am and 8:00 pm. Listed shares are usually traded according to supply and demand during this time. In addition, these shares may also be traded between banks, outside the parameters of the stock exchange. The rates of shares with a high turnover and the shares of other designated companies are continuously noted during trading. An official daily quote (Einheitskurs) is determined for all shares at about mid-session of each trading day. The stock brokers chamber, acting for the Frankfurt Stock Exchange, publishes daily an official list of companies, which lists the official daily price quotes, the highest and lowest price quotes for the previous year and the ongoing record of officially traded stocks.

Shares can be traded in Germany on three statutory market segments: the official market (Amtlicher Markt), the regulated market (Geregelter Markt) and the regulated unofficial market (Freiverkehr). Our shares are traded on the official market.

Since January 1, 2003, both the official market and the regulated market on the Frankfurt Stock Exchange have consisted of two classes of listings: the so-called General Standard and the Prime Standard. Members of the Prime Standard are required, in addition to the general listing obligations such as the publication of an annual report, to:

•	Present the consolidated financial statements according to IAS or U.S. GAAP

•	Publish the quarterly reports with certain minimum information

•	Publish an annual financial calendar

•	Hold an annual analyst conference at least one a year

•	Publish the Ad hoc-releases according to the German Securities Trading Act simultaneously in English

Only shares that are included in the Prime Standard are eligible to be admitted in one of the indexes established by Deutsche Börse AG. On January 31, 2003, the Frankfurt Stock Exchange decided to admit our shares to the Prime Standard.

Our shares were formerly included in the Deutsche Aktienindex (the “DAX”), a continuously updated, capital weighted performance index of 30 highly capitalized German companies published by Deutsche Börse AG. Effective July 2002, all indexes of the Deutsche Börse AG, including the DAX, were reweighted according to new parameters with two major changes. Firstly, the indexes are now compiled on the basis of free float market capitalization. Secondly, only the share class included in the index is taken into consideration for weighting rather than all share types as was the case before. On November 12, 2002, Deutsche Börse AG announced that EPCOS would no longer be included in the DAX, effective December 23, 2002. Our shares are now currently included in the Midcap-Index of Deutsche Börse AG (“M-DAX”). The M-DAX, as organized until March 24, 2003, includes 70 highly capitalized German companies other than those included in the DAX.

As part of a general reorganization of the indexes, Deutsche Börse AG announced that, from March 24, 2003, the MDAX will be reduced to 50 companies and reserved for companies from the “old economy.” At the same time, a new Tec-DAX will be established with 30 companies focusing on future technologies, electronics and similar businesses. As published by Deutsche Börse AG on February 12, 2003, our shares will be admitted to the Tec-DAX.

Shares are also traded on the Exchange Electronic Trading System known as Xetra. Xetra is administered by Deutsche Börse AG. The securities that are currently traded through Xetra include nearly all of the stocks listed on the Frankfurt Stock Exchange. Banks and securities dealers who have been admitted to trading on at least one of Germany’s stock exchanges trade within Xetra systems. During regular trading hours, participants have access to an overview of all currently outstanding buy and sell orders via their computers. Trading on Xetra takes place continuously on each business day between 9:00 am and 8:00 pm. Xetra is an integrated part of the Frankfurt Stock Exchange and is bound by its rules and regulations.

Transactions on the Frankfurt Stock Exchange must be settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange are generally also settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange may occur where the transactions are larger or where one of the parties to the transaction is foreign. The parties may agree to a different settlement period. A customer’s orders to buy or sell listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

The Frankfurt Stock Exchange can suspend a quotation if orderly stock exchange trading is temporarily threatened or if a suspension appears necessary in order to protect the public interest. The Hessian Stock Exchange Supervisory Authority, and the Trading Monitors of the Frankfurt Stock Exchange, which are under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange. The Federal Supervisory Authority for Securities Trade, an independent federal authority, is responsible for generally supervising securities trading pursuant to the provisions of the German Securities Trading Act.

The table below sets forth, for the periods indicated, reported closing high and low quoted prices for our ordinary shares on the Frankfurt Stock Exchange:

Frankfurt Stock Exchange*

	High	Low
	(in euro)
Monthly:
September 2002	15.25	7.19
October 2002	10.72	5.66
November 2002	17.83	9.40
December 2002	17.18	9.87
January 2003	11.65	9.35
February 2003	11.40	9.15

Quarterly:
October through December 2000	117.39	78.10
January through March 2001	103.60	59.00
April through June 2001	79.60	60.40
July through September 2001	63.50	32.20

October through December 2001	62.98	33.60
January through March 2002	58.25	39.85
April through June 2002	51.82	31.60
July through September 2002	33.10	7.19
October through December 2002	17.83	5.66

Yearly:
Financial year ended September 30, 2000 (from October 15, 1999)	173.00	34.40
Financial year ended September 30, 2001	103.60	32.20
Financial year ended September 30, 2002	62.98	7.19
* Source: Xetra, Deutsche Börse AG

On March 20, 2003 the closing sales price per ordinary share on the Frankfurt Stock Exchange was € 12.58, as reported by Deutsche Börse AG.

Trading on the New York Stock Exchange

As of March 14, 2003, 318,642 of our American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 318,642 of our ordinary shares or approximately 0.5% of our outstanding share capital, and there were 820 beneficial holders and 22 holders of record of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ADRs on the New York Stock Exchange:

New York Stock Exchange*

	High	Low
	(in U.S dollar)
Monthly:
September 2002	13.62	7.18
October 2002	10.50	5.70
November 2002	17.30	9.59
December 2002	17.11	10.15
January 2003	12.30	10.20
February 2003	12.12	9.87

	High	Low
	(in U.S dollar)
Quarterly:
October through December 2000	102.50	66.25
January through March 2001	97.25	53.75
April through June 2001	68.89	52.34
July through September 2001	54.02	29.55
October through December 2001	55.70	31.13
January through March 2002	52.16	35.30
April through June 2002	47.25	30.80
July through September 2002	32.66	7.80
October through December 2002	17.30	5.70

Yearly:
Financial year ended September 30, 2000 (from October 15, 1999)	170.00	36.94
Financial year ended September 30, 2001	102.50	29.55
Financial year ended September 30, 2002	55.70	7.80
* Source: Dow Jones & Company, Inc

.

On March 20, 2003, the closing sales price per ADR on the New York Stock Exchange was $ 13.24, as reported by Dow Jones & Company, Inc.

Item 10.	Additional Information

Articles of Association and Relevant Provisions of German Law

Organization and transfer agent

We are a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local courts in Munich, Germany, under the entry number HRB 127250. Registrar Services GmbH, our transfer agent in Germany, registers record holders of shares in the share register on our behalf pursuant to a transfer agency agreement. Our transfer agent will also maintain the register of our shareholders on our behalf.

Corporate governance

In contrast to corporations organized under the laws of the United States, German stock corporations are governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the management board. Their roles are defined by German law and by the corporation’s Articles of Association (Satzung), and may be described generally as follows:

The annual general meeting of shareholders ratifies the actions of the corporation’s supervisory board and management board. It decides on the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. In corporations with more than 2,000 employees such as EPCOS, shareholders and employees elect or appoint an equal number of representatives to the supervisory board. The annual general meeting elects the shareholder representatives except for those appointed by shareholders entitled to such an appointment by the Articles of Association. The annual general meeting must be held within the first eight months of each fiscal year.

The supervisory board appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval of the supervisory board may be required in connection with certain significant matters, the law prohibits the supervisory board from making management decisions.

The management board manages the corporation’s business and represents it in dealings with third parties. The management board submits regular reports to the supervisory board about the corporation’s operations and business strategies, and prepares special reports upon request. A person may not serve on the management board and the supervisory board of a corporation at the same time.

Until July 31, 2004, our management board is authorized, with the approval of the supervisory board, to increase share capital by a total of up to € 13,020,000 (authorized capital). This authorized capital can be utilized to issue ordinary shares of up to  € 12,400,000 for contributions in cash (authorized capital I), to issue ordinary shares of up to € 3,100,000 to employees for contributions in cash (authorized capital II) and to issue ordinary shares of up to € 12,400,000 for contributions in kind (authorized capital III). For a description of our contingent capital increase, see Item 6. “Directors, Senior Management and Employees—Options to Purchase Securities from Registrants or Subsidiaries.”

In addition, our shareholder meeting decided on March 6, 2002 to authorize the management board to issue, with the consent of the supervisory board, once or several times until March 5, 2007 convertible and/or warrant-linked bonds with an aggregate face value of up to € 500 million and a maximum term of fifteen years and to grant holders or creditors of bonds conversion or option rights for our shares with a proportional interest in the share capital of up to a total of € 6.5 million. For this purpose, the shareholder meeting adopted a resolution to conditionally increase our share capital by up to € 6.5 million through the issue of up to € 6.5 million new ordinary registered shares of nor par value in case the conversion or option rights are exercised (conditional capital 2002).

The German Corporate Governance Code and differences to U.S. corporate governance rules

German Corporate Governance Code.    In February 2002, a Government Commission established by the Ministry of Justice published a so-called “German Corporate Governance Code” (the “Code”), which summarizes the fundamental guidelines of corporate governance in Germany. The Code compiles the main statutory principles for the management and supervision of German listed companies. It also contains approximately 50 recommendations (“shall”) which take into account internationally and nationally recognized standards and approximately 25 additional suggestions (“should/can”) for sound and responsible corporate management and supervision. These recommendations and suggestions refer to

•	shareholders and the general meeting;

•	cooperation between management board and supervisory board;

•	the management board (tasks and responsibilities, composition and compensation, conflicts of interest);

•	the supervisory board (tasks and responsibilities, tasks and authorities of the chairman of the supervisory board, formation of committees, composition and compensation, conflicts of interest);

•	transparency;

•	reporting and auditing of the annual financial statements.

According to section 161 of the German Stock Corporation Act, as amended by the Transparency and Disclosure Act in July 2002, German listed companies have to annually issue a statement whether and to what extent they comply with the recommendations of the Code. There is no disclosure obligation with regard to the suggestions of the Code.

Our Declaration of Conformity.    We acknowledge and support the rules of the German Corporate Governance Code. Our management board and supervisory board issued the first Declaration of Conformity on October 16, 2002, as set forth below:

“EPCOS AG complies with the recommendations of the Government Commission on the German Corporate Governance Code with the following exceptions:

1.	The directors’ and officers’ liability insurance policies taken out by EPCOS AG for the Management Board and Supervisory Board do not provide for any deductibles (Code section 3.8, paragraph 2).

2.	There has been no extra compensation to date for the chair and members of the Supervisory Board committees. However, the Supervisory Board has resolved to propose to the forthcoming Annual General Meeting that the Articles of Association of EPCOS AG be amended to include a provision on compensation for the chair and members of the Supervisory Board committees (Code section 5.4.5, paragraph 1, sentence 3).

3.	Compensation of the members of the Supervisory Board of EPCOS AG does not contain any variable component that takes into account the economic situation and performance of EPCOS AG (Code section 5.4.5, paragraph 1, sentence 2).

4.	The sale and purchase of shares in EPCOS AG by members of the Management Board and Supervisory Board are not disclosed beyond the scope provided by § 15a of the German Securities Trading Act (Code section 6.6, paragraph 1, sentence 1).”

The second exception mentioned above was dissolved by the resolution of the general meeting in February 2003. Due to an amendment of Section 6.6. of the Code in November 2002, the fourth exception mentioned above has become irrelevant.

Therefore, the exceptions basically concern (i) compensation of the members of the supervisory board, which does not contain any variable component linked to the company’s success, and (ii) a waiver of any deductibles for directors’ and officers’ liability insurance. By keeping compensation separate from business success, we intend to avoid every conceivable conflict of interests with the supervisory board’s monitoring functions. By waiving any deductibles, we recognize that a deductible is not common outside of Germany and that our senior management below the board level, both in and outside of Germany, are covered by a group insurance policy without deductible, which would mean a different treatment of management board members and other high-level personnel.

Further compliance with many of the suggestions.    We are also following many of the additional suggestions made by the Code. In particular, compensation paid to the management board and supervisory board is disclosed on an individual basis in our current Annual Report, which has been published prior to the Annual General Meeting on February 12, 2003. See also Item 6. “Directors, Senior Management and Employees – Compensation of Officers and Directors” for further information.

Differences to U.S. corporate governance rules.    As a result of our U.S. listing, we are also subject to certain listing requirements of the New York Stock Exchange and U.S. capital market legislation – including the Sarbanes-Oxley Act of July 2002 – and the rules and regulations of the Securities and Exchange Commission (SEC). We will further develop our corporate governance principles as soon as the SEC rules are available in their entirety.

Objects and purposes

According to Section 2 of our Articles of Association, the object of our company is direct or indirect activity in the sphere of research, development, manufacture and marketing of electronic components, electronic systems and software, as well as the performance of services related thereto.

Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to or useful in promoting our objects; we may also operate domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in, other companies, conclude or participate in other management contracts, and enter into joint ventures.

Directors

Under German law, our supervisory board members and management board members owe a duty of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must take into account the interests of our company and our shareholders, employees, creditors and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by a resolution adopted at a shareholders’ meeting. Further, a supervisory board member or a management board member may not vote on a matter that concerns formal approval of his own acts or in which he has a material interest. See also Item 6. “Directors, Senior Management and Employees” for further information about the supervisory board and the management board.

Liquidation rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all our liabilities have been paid off would be distributed among our shareholder in proportion to their holdings.

Disclosure requirements

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires each holder of our voting shares whose holding reaches, exceeds, or falls below either 5%, 10%, 25%, 50% or 75% of our outstanding voting rights to notify us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing at the latest within seven calendar days after she or he has reached, exceeded or fallen below such a threshold. In this notification, the shareholder must also state the percentage of the share capital she or he holds. Such holder cannot derive any rights from those shares until this disclosure requirement is satisfied. The German Securities Trading Act also contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) sets forth a threshold of 30% or more of the voting rights at which a person is deemed to have gained “control” of a publicly listed company. In such a case, this controlling person is required to publish the acquisition of “control” and to launch a public tender offer for the outstanding shares.

In July 2002, the German Securities Trading Act was amended to require the reporting of certain directors’ dealings. Members of the management and supervisory boards of an issuer whose securities are admitted to be traded on a domestic stock exchange, or of a company which controls the issuer, have to notify both the issuer and the German Federal Financial Services Authority of acquisitions and sales of shares of the issuer or of rights with respect to the shares. As a de-minimis exception, transactions are exempted from the notification obligations if the value of shares acquired or sold over a 30-day period does not exceed € 25,000 or if the acquisition was made under an employment contract or as part of the director’s remuneration. This obligation also applies to certain relatives of board members, such as spouses and children. In addition, the issuer has to publish on its website all notifications it has received for at least a period of one month. We have not yet received any such notification from one of our board members or related persons.

Repurchase of our own shares

We may not acquire our own shares unless authorized by a resolution duly adopted at the shareholder meeting or in other limited circumstances set forth in the German Stock Corporation Act, such as for the purpose of offering those treasury shares to employees. The shareholders’ authorization to repurchase shares may extend for a period of no more than 18 months. The German Stock Corporation Act generally limits share repurchases to 10% of our nominal share capital. Any resale of repurchased shares must be effected on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. Shares that are repurchased may be reissued without preemptive rights and without shareholder approval as long as they are used for the acquisition of a business or participation in a business.

In fiscal year 2001, we repurchased 12,049 shares at an average price of € 86.67 per share. In fiscal year 2002, we repurchased 51,410 shares at an average purchase price of € 40.10 per share and reissued 26,416 shares to our employees. These repurchases took place between February 4, 2002 and July 31, 2002 pursuant to a stock buy-back program in order to offer discounted shares to our employees as described under Item 6. “Directors, Senior Management and Employees – Employees.” As of September 30, 2002, we held 25,000 shares in preparation for such an offer to our employees for fiscal year 2003, but in October 2002, the management board decided that we do not plan to offer an employee share purchase plan for fiscal year 2003. In accordance with German law, we will either sell these shares into the market outside the United States or use them for any employee share purchase plan we may offer in the future.

The provisions of the Articles of Association relating to the supervisory and management board are partly described under Item 6. “Directors, Senior Management and Employees.” Some other issues with regard to our Articles of Association, such as capital increases, preemptive rights, shareholders’ meetings, voting rights and post-formation transactions, are summarized in our registration statement (No. 333-10844) filed on September 20, 1999.

Material Contracts

Agreements with Siemens

Siemens holds an irrevocable, non-exclusive and unlimited right to use industrial property rights which Siemens contributed to us in connection with our reorganization and which relate mainly to the surge voltage arrester business that it contributed to us. However, Siemens’ right only extends to activities we did not engage in when Siemens made the contributions. Siemens may also use these rights to satisfy potential claims that could be asserted against it in connection with the surge voltage arrester business.

In connection with our transition as an independent company, we were parties to a series of service agreements with Siemens group companies under which they provided us with a broad range of personnel and administrative services. Under these agreements, various Siemens group companies administered our pension plans and part of our personnel accounting systems and information management systems. They also provided us with library and information services, personnel training and educational programs, as well as purchasing, procurement, sourcing, transportation, logistics and travel management and export related services. In addition, they provided us with public relations related services, as well as expatriate personnel and leased vehicle fleet services. Most of these services were provided under similar terms to those we enjoyed before the reorganization. We have replaced some of these services and functions with services from third parties or by establishing these functions internally. The Siemens group continues to provide us with some of these services under new contracts. The overall cost to us of these services and functions that Siemens used to provide has not increased to any significant extent as a result of our separation from the Siemens group.

We lease a number of properties from Siemens subsidiaries, including our corporate headquarters building in Munich, our facilities in Berlin and Bordeaux, our North American sales division facilities in Iselin, New Jersey and our Latin American sales force facilities in São Paolo, Brazil. We sublease our corporate headquarters in Munich from a Siemens subsidiary, which in turn leases the building from an unrelated party. Siemens’ lease expires in 2010, after which Siemens has an option to purchase the building. Either party can terminate our sub-lease after September 30, 2004, on twelve months’ notice. Otherwise, the lease will automatically be extended for successive one-year periods until September 30, 2009. Either party can terminate the lease for our Berlin facility on twelve months’ notice after September 30, 2002.

We are party to a framework agreement with Siemens AG that allows us to commission research and development projects from them on a case-by-case basis as needed. For each project, we and Siemens will negotiate the costs involved, development objectives, areas of responsibility, and other terms. Under the framework agreement, Siemens may prematurely terminate any project if it has abandoned the particular field of research involved or if it has closed the department responsible for carrying out the project. Siemens must then return to us the payments we have agreed on in connection with the particular project, to the extent that we have not received research results from the project. We will hold all proprietary rights to any development results that come out of any research and development projects with Siemens. We may also register any trademarks or other rights that relate to any such development rights. Siemens will have a non-exclusive, royalty-free right to use those intellectual property rights in its own business, except that they cannot use them to make products that we produce and sell or make them available to our competitors without our consent.

Agreements with Matsushita

We are party to a cross license agreement with Matsushita Electric Industrial Co., Ltd. in which we have given each other non-exclusive, non-transferable, world-wide licenses to our respective patents relating to our major product families. The licenses that we have granted each other under this agreement run until 2009 and cover both patents existing at the time of the agreement and any patents under which we or Matsushita gain rights until the expiration of the agreement. We pay Matsushita an annual fee under this agreement. The agreement may be renewed after it expires in 2009. If we cannot agree on the terms of a renewal before this date, it will automatically be renewed for one more year.

We have also agreed with Matsushita Electronic Components Co., Ltd. as well as with Matsushita Electric Industrial Co., Ltd. that we will, to the extent we and Matsushita each think it commercially feasible and beneficial, exchange technology, provide each other with technical assistance, grant each other technical know-how licenses and jointly develop structures, materials, manufacturing processes, software and applications of certain electronic components and subassemblies. Under this agreement, each of us may provide the other with technical information. We may then enter into a technical assistance and/or joint development project by negotiating any applicable royalties, license fees and other terms and conditions. We will share ownership of any intellectual property that we create jointly under this agreement and each have a non-exclusive right to use and to grant non-exclusive licenses to the joint intellectual property.

Pursuant to a know-how license agreement, Matsushita-Kotobuki Electronics Industries, Ltd., a Matsushita subsidiary, has granted us a non-exclusive, non-transferable, royalty-bearing and worldwide license to use their know-how and information relating to low temperature co-fired multilayer ceramic substrate in our products. Matsushita-Kotobuki has also agreed to provide us with technical advice and instructions relating to the manufacture of products that use this technology. We are paying an initial fee in installments and an ongoing royalty of a specified percentage of the net sales price of products containing this technology that we use, sell or otherwise dispose. We will make these royalty payments until five years after the end of the calendar half year which covers the date of the first commercial shipment of licensed products. After that, we may use the technical information and know-how free of charge. During the term of our agreement, each of us has agreed not to assert our patent rights against the other with respect to low temperature co-fired multilayer ceramic substrate.

Under a memorandum between us and the Ceramics Division of Matsushita Electronic Components Co. Ltd. (“MACO”), dated July 7, 1998, MACO has granted us a perpetual, non-exclusive and non-transferable license to use technical information furnished by it to manufacture multilayer ceramic capacitors with nickel inner electrodes at our plant in Deutschlandsberg, Austria. In return, we pay MACO fees under this agreement. On July 25, 2001, we entered into a technical know-how agreement with MACO under which it has granted us a perpetual, non-exclusive and non-transferable license to use further know-how relating to the production of the same kind of multilayer ceramic capacitors at our factory in Deutschlandsberg, Austria. We also pay fees under this technical know-how agreement.

For further information on our relationship with Matsushita Electronic Components Co., Ltd., see Note 8 to our Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Exchange Controls and Other Limitations Affecting Security Holders

At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except Iraq, certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban, and certain other countries and individuals subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU.

For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds € 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of € 5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of € 3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of the shares to hold or vote their shares.

Taxation

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

This summary is based on German tax laws including the German Tax Reduction Act enacted in October 2000 (to which we refer together with the Supplementary Tax Reduction Act enacted in November 2000 as the “German Tax Reduction Act 2000”) and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. This summary also reflects the Flood Victim Solidarity Act, which was enacted in September 2002. Most changes resulting from the German Tax Reduction Act 2000 became applicable to EPCOS in the fiscal year that started October 1, 2001. The changes resulting from the Flood Victim Solidarity Act are applicable to EPCOS with respect to its fiscal year beginning October 1, 2002. In September 2002, the German government enacted a new tax legislation with a temporary raise of the statutory corporate tax rate. In November 2002, the German government issued a draft of proposed tax legislation for consideration by both houses of the German parliament (Bundestag and Bundesrat). The proposal includes significant changes to various income tax provisions, including the provisions for net operating loss utilization. However, the German parliament has not yet finalized its deliberations on the government’s proposal. Therefore, it is not possible to determine future impacts, if any, of any new tax legislation.

The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders.

You should consult your tax advisor regarding the German federal, state and local tax-consequences of the ownership and disposition of shares or ADSs, the eligibility for the benefits of any tax treaty and the procedures to follow for a refund of German taxes withheld from dividends.

Taxation of the Company in Germany

Prior to the effective date of the German Tax Reduction Act 2000, German corporations, in general, were subject to corporate income tax at a rate of 40% on retained earnings and 30% on distributed earnings. In addition, a solidarity surcharge was levied at a rate of 5.5% on the net assessed corporate income tax charge. Corporate income tax and the solidarity surcharge, in the aggregate, amounted to 42.2% for retained earnings and 31.65% for distributed earnings.

As a result of the German Tax Reduction Act 2000, German corporations are subject to corporate income tax at a rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained. In the aggregate, the corporate income tax and the solidarity surcharge amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002 from 25% to 26.5% for the fiscal year 2003 only (plus a solidarity surcharge of 5.5%) in order to help support victims of this year’s flood in Germany. The increased rate will apply to EPCOS for its fiscal year beginning October 2002.

In addition, German corporations are subject to profit-related trade tax on income. The exact amount of the trade tax varies with the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Taxation of dividends

Prior to the German Tax Reduction Act 2000, German taxpayers (i.e., individual and corporate shareholders resident in Germany and shareholders whose shares or ADSs form part of the business property of a permanent establishment or fixed base in Germany) that received a dividend were entitled to a tax credit for the underlying German corporate income taxes paid by the distributing German corporation. This credit is not available to Non-German Holders. Dividend distributions paid by EPCOS attributable to its fiscal year ending September 30, 2001 or earlier years remain subject to this corporate income tax credit system.

As a result of the German Tax Reduction Act 2000, which applies to dividend distributions paid by EPCOS attributable to its fiscal years ending September 30, 2002 and later, a tax credit is no longer available to German tax payers with respect to the dividends. To avoid multiple levels of taxation in a corporate chain, the new law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. German resident individuals include 50% of the dividends received in their taxable income. Certain transition rules has been applied in connection with the change from the corporate income tax credit system to the new system.

Imposition of withholding tax

Prior to the German Tax Reduction Act 2000, dividend distributions by a German corporation were subject to a 25% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax was levied. The aggregate withholding tax rate with respect to dividends was thus 26.375% of the declared dividend.

As a result of the German Tax Reduction Act 2000 the withholding tax is reduced to 20% for dividend distributions made by EPCOS attributable to fiscal years beginning on or after October 1, 2001. The solidarity surcharge of 5.5% on the withholding tax has been retained. The aggregate withholding tax rate with respect to dividends is thus 21.1% of the declared dividend.

For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for distributions with respect to periods prior to the German Tax Reduction Act 2000 and 6.1% of the declared dividend for distributions thereafter. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special tax rules for U.S. shareholders

Under the United States-German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. Under the corporate income tax credit system that was applicable prior to the German Tax Reduction Act 2000 to dividends paid by EPCOS to individual German shareholders, eligible U.S. holders, as defined below, were entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. The corporate income tax credit system applied to German shareholders for dividends paid in respect of fiscal year 2001. Therefore, dividend payments to an eligible U.S. holder made in 2002 by EPCOS attributable to its fiscal year ending September 30, 2001 are subject to the additional 5% withholding tax reduction, whereas dividends paid attributable to fiscal year 2002 and subsequent years will be subject to a 15% general withholding tax rate under the Treaty.

An eligible U.S. holder is a U.S. holder (as defined below in “United States Taxation”) that (i) is a resident of the United States for purposes of the Treaty, (ii) does not maintain a permanent establishment or fixed base in Germany to which shares or ADSs of EPCOS are attributable and through which the U.S. holder carries on or has carried on business (or, in the case of an individual, performs or has performed personal services), and (iii) is otherwise eligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

For dividend distributions made by EPCOS attributable to fiscal year 2002 and subsequent years, the dividend will be subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders will be entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 (see below for a special refund procedure for eligible U.S. holders). For United States federal income tax purposes, the eligible U.S. holder will be treated as having received a dividend of 100, subject to German withholding tax of 15. Special rules apply, however, for determining the amount of dividend received that are attributable to fiscal years ending September 30, 2001 or earlier.

Refund procedure for eligible U.S. holders

For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of DM300 (equivalent to € 153.39) for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Capital gains

Under German domestic tax law as effective prior to the German Tax Reduction Act 2000, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs were determined to be subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 10% or more of the registered share capital of the company at any time during the 5-year period immediately preceding the disposition. This participation threshold has been reduced to 1% pursuant to the German Tax Reduction Act 2000 in relation to capital gains derived on or after January 1, 2002. Special rules apply to such a selling Non-German Holder because EPCOS has a fiscal year other than the calendar year. In computing the relevant portion of a Non-German Holder’s shareholding, shareholdings already existing prior to the effective date of the German Tax Reduction Act 2000 are also taken into account. Pursuant to the German Tax Reduction Act 2000, corporate Non-German Holders will be exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs.

Eligible U.S. holders are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

Inheritance and gift tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a Non-German Holder at death or by way of gift only if

•	the decedent or donor, or the heir, donee or other transferee has his residence in Germany at the time of the transfer;

•	the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

•	the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the Estates, Inheritances and Gifts Tax Treaty between the United States and Germany).

Other taxes

No German transfer, stamp or similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a Non-German Holder. Currently, net worth tax is not levied in Germany.

United States Taxation

This section describes the material United States federal income tax consequences of owning our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to special rules, including:

•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect a mark-to-market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the United States–German Income Tax treaty (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of Morgan Guaranty Trust Company of New York, the predecessor of JP Morgan Chase Bank, as depositary for the American Depositary Receipt (or ADR) program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm that you are eligible for the benefits under the Treaty with respect to income and gain from the shares or ADSs.

Taxation of dividends

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or JP Morgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “German Taxation – Refund procedure for eligible U.S. holders” above for the procedures for obtaining a tax refund.

Dividends constitute income from sources outside the United States, and generally will be “passive income” or “financial services income,” which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% for property held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

EPCOS believes that its shares and ADSs should not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If EPCOS were to be treated as a PFIC, unless you are a U.S. holder that elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Documents on Display

Our company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. Since November 4, 2002, foreign private issuers are required to file on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the SEC and, since then, our filings can be obtained electronically. In addition, these materials, including this annual report and the exhibits thereto, may be inspected and copies at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W. Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosure about Market Risks

We are exposed to market risk through our commercial activities and financial operations. Our market risk consists primarily of exposure to changes in currency exchange rates and interest rates, as well as to changes in the price of some metals that we use as raw materials. We do not hedge our exposure to metal prices unless specifically required by our customers for certain projects. We have implemented a policy of hedging against some of the other risks, but we may still incur losses as a result of changes in currency exchange rates, interest rates and prices of commodities. We do not enter into derivatives transactions for trading purposes. We discuss our metals exposures in Item 4. “Information on the Company – Raw Materials and Sources of Supply.”

Interest Rate Risks

During fiscal year 2001 and fiscal year 2002, changes in interest rates did not have a material impact on our results of operations, capital resources or liquidity. We have renewed our € 250 million syndicated credit facility which was to terminate in October 2002 by another three years thereby increasing the facility to € 300 million. The facility, provided by 11 international banks, was not used at the end of the fiscal year 2002. It is thus available in full and does not provide for an interest rate risk above market standard. For further information on our liquidity risks, see Item 5. “Operating and

Financial Review and Prospects – Liquidity and Capital Resources.” Liquid assets available within our group are invested in the money market to ensure our solvency at all times.

Our future interest expenses would, however, be materially increased by a substantial increase in interest rates. A sustained increase in interest rates would also increase the cost of financing our capital expenditures and might require us to reassess some of our planned investments.

Foreign Exchange Risks

Most of our revenues and expenses are denominated in euro. We nevertheless have both revenues and expenses in a number of other currencies, most importantly the U.S. dollar, the Japanese yen and the Singapore dollar. Our U.S. dollar revenues normally exceed our U.S. dollar expenses. Our yen expenses, on the other hand, normally exceed our yen revenues because we purchase a significant amount of materials from Japanese suppliers at yen-denominated prices.

Foreign exchange risks arising from our global business activities are constantly recorded and monitored by our central foreign exchange management system. Our policy with respect to limiting short-term foreign currency exposure is to enter into forward exchange contracts or options. We calculate our net exposure to include all revenues and expenses in foreign currencies for actual orders received or made and all other planned revenues and expenses in foreign currencies during the next three months. We use mainly foreign currency forward contracts to reduce our exposure to foreign currency risk. The term of these contracts is generally under one year. The positions are recorded on a marked-to-market basis.

Hedging is executed in permanent consultation with our management board. We have implemented a value-at-risk model to monitor risks resulting from foreign exchange risks outstanding. The following table indicates the strain that a 15% upward revaluation of the euro in 2003 would impose in connection with foreign exchange contracts concluded up to September 30, 2002:

Sensitivity to exchange rates in 2003

(euro in million)

	U.S. $	Yen	Singapore dollar
Net foreign exchange exposure	61	(83)	(26)
Result of 15% revaluation of the euro*	(8)	11	3
* Impact on net cash flow adjusted for forward foreign exchange contracts.

Investments in our foreign subsidiaries are not protected against exchange rate fluctuations. Valuation differences between balance sheet dates directly affect our group’s equity capital.

We believe that changes in exchange rates have not generally had a material impact on our results of operations, capital resources or liquidity, in part due to our foreign currency hedging policy. As we explain under Item 4. “Information on the Company – Description of Business – Competition,” the value of the Japanese yen and U.S. dollar versus the euro may affect our competitiveness. A strengthening of the yen could help our competitiveness vis-à-vis Japanese producers, despite the negative financial statement impact resulting from the unhedged portion of the excess of our yen denominated expenses over revenues. On the other hand, a weakening of the U.S. dollar would benefit our U.S.-based competitors while reducing our operating income since our U.S. dollar denominated revenues exceed our expenses. We do not expect that future changes in foreign exchange rates would have a material impact on our liquidity or capital resources since most of our funding is denominated in euro.

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of disclosure controls and procedures. Within 90 days prior to the date of this report, EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management. In evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the CEO and CFO concluded that EPCOS’ disclosure controls and procedures were effective.

Changes to Internal controls. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

EPCOS AG

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board and Shareholders

EPCOS AG:

We have audited the accompanying consolidated balance sheets of EPCOS AG and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years ended September 30, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPCOS AG and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years ended September 30, 2002, 2001 and 2000 in conformity with generally accepted accounting principles in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 20, 2002

EPCOS AG

Consolidated Statements of Operations

For the Years Ended September 30, 2002, 2001 and 2000

(euro thousand, except per share data)

	Note	2002	2001	2000

Net sales
Third parties		1,075,521	1,459,262	880,124
Related parties	8	236,227	446,068	975,271

Total net sales		1,311,748	1,905,330	1,855,395
Cost of goods sold	8	1,148,289	1,440,325	1,320,712

Gross profit		163,459	465,005	534,683

Research and development expenses	8	94,028	93,686	81,765
Marketing and selling expenses	8	134,240	141,540	102,330
General and administrative expenses	8	12,698	15,733	20,650

		240,966	250,959	204,745

Operating income (loss)		(77,507)	214,046	329,938
Interest income		1,745	4,642	3,075
Interest expense	8	(8,226)	(6,846)	(9,163)
Foreign exchange gains (losses), net		(4,236)	(7,553)	4,951
Other income, net	8,12	10,072	1,566	808

Share of net gains (losses) of unconsolidated affiliates		(386)	(122)	598
Income (loss) before income taxes and minority interest		(78,538)	205,733	330,207
Benefit (provision) for income taxes	13	40,054	(55,942)	(90,095)
Minority interest		(16)	(1,154)	(148)

Net income (loss)		(38,500)	148,637	239,964

Basic and diluted earnings (loss) per share	14	(0.59)	2.28	3.68

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Balance Sheets

As of September 30, 2002 and 2001

(euro thousand, except share data)

	Note	2002	2001

ASSETS
Current assets

Cash and cash equivalents		31,707	37,734
Accounts receivable, net	3,8	194,283	233,807
Inventories, net	4	208,261	237,843
Prepaid expenses and other current assets		53,485	43,335
Deferred income taxes	13	9,719	13,682

Total current assets		497,455	566,401

Property, plant and equipment, net	5	737,132	802,803
Intangible assets, net	5,20	35,202	24,879
Deferred income taxes	13	56,407	7,113
Other assets	5	17,395	16,540

Total assets		1,343,591	1,417,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable	8	135,952	145,892
Accrued expenses and other current liabilities	6	181,532	228,745
Short-term borrowings	7	126,364	109,785
Current portion of long-term debt	7	17,332	17,103
Deferred income taxes	13	9,336	5,520

Total current liabilities		470,516	507,045

Long-term debt, excluding current installments	7	65,507	49,659
Pension liabilities	15	107,350	100,923
Deferred income taxes	13	12,045	12,380
Other liabilities		44,021	49,308
Minority interest		1,974	3,164

Total liabilities		701,413	722,479

Commitments and contingencies	18

Shareholders’ equity	9
Share capital – 78 320 000 shares authorized,		65,300	65,300
65,300,000 shares issued and 65,275,000 outstanding for 2002, 65,300,000 shares issued and outstanding for 2001
Additional paid-in capital		255,225	255,356
Retained earnings		350,538	389,038
Accumulated other comprehensive loss		(28,007)	(14,437)
Treasury shares at cost (25,000 shares for 2002, nil shares for 2001)	10	(878)	—

Total shareholders’ equity		642,178	695,257

Total liabilities and shareholders’ equity		1,343,591	1,417,736

See Notes to Consolidated Financial Statements

4

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the Years Ended September 30, 2002, 2001 and 2000

(euro thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity

Balances as of September 30, 1999	62,000	161,828	65,710	(12,943)	—	276,595

Comprehensive Income:
Net income	—	—	239,964	—	—	239,964
Currency translation adjustment	—	—	—	12,540	—	12,540
Total comprehensive income						252,504
Issue of share capital	3,300	94,523	—	—	—	97,823
Capital contributions from minority shareholders	—	284	—	—	—	284
Purchase of treasury stock	—	—	—	—	(4,136)	(4,136)
Sale of treasury stock	—	(969)	—	—	2,756	1,787

Balances as of September 30, 2000	65,300	255,666	305,674	(403)	(1,380)	624,857

Comprehensive Income:
Net income	—	—	148,637	—	—	148,637
Currency translation adjustment	—	—	—	(14,034)	—	(14,034)
Total comprehensive income						134,603
Cash dividends	—	—	(65,273)	—	—	(65,273)
Purchase of treasury stock	—	—	—	—	(1,093)	(1,093)
Sale of treasury stock	—	(310)	—	—	2,473	2,163

Balances as of September 30, 2001	65,300	255,356	389,038	(14,437)	—	695,257

Comprehensive Loss:
Net loss	—	—	(38,500)	—	—	(38,500)
Currency translation adjustment	—	—	—	(13,363)	—	(13,363)
Unrealized losses on securities	—	—	—	(207)	—	(207)
Total comprehensive loss						(52,070)
Purchase of treasury stock	—	—	—	—	(2,072)	(2,072)
Sale of treasury stock	—	(131)	—	—	1,194	1,063

Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Cash Flows

For the Years Ended September 30, 2002, 2001 and 2000

(euro thousand)

	2002	2001	2000
Cash flows from operating activities

Net income (loss)	(38,500)	148,637	239,964
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	171,570	193,900	139,589
Provision for doubtful accounts	182	2,842	4,392
Loss on sale of property, plant and equipment	98	1,139	222
Share of net losses (gains) of unconsolidated affiliates	386	122	(598)
Minority interest	16	1,154	148
Deferred income tax	(44,101)	3,123	6,716
Stock-based compensation	313	691	504
Changes in assets and liabilities, excluding effects of acquisitions
Decrease (Increase) in accounts receivable	37,725	37,813	(66,973)
Decrease (Increase) in inventories	21,893	(10,886)	(48,725)
Decrease (Increase) in prepaid expenses and other current assets	(13,063)	11,589	(17,491)
(Decrease) Increase in accounts payable	(9,439)	(76,511)	100,063
(Decrease) Increase in accrued expenses and other current liabilities	(43,438)	(5,251)	113,448
Increase in other assets	(1,917)	(1,815)	(703)
Increase in pension liabilities	6,827	6,942	6,350
(Decrease) Increase in other liabilities	(4,301)	13,560	13,596

Net cash provided by operating activities	84,251	327,049	490,501

Cash flows from investing activities
Proceeds from sale of equipment	4,793	2,802	2,723
Net decrease in financial receivables from Siemens	—	—	55,462
Net decrease (increase) in financial receivables from third parties	—	50	(50)
Acquisitions of businesses, net of cash acquired	(2,813)	(30,085)	(2,700)
Capital expenditures	(131,540)	(348 913)	(351,007)
Dividends from (Investments in) unconsolidated affiliates	(127)	248	(518)

Net cash used in investing activities	(129,687)	(375,898)	(296,090)

Cash flows from financing activities
Net decrease in financial liabilities to Siemens	—	(30)	(162,385)
Net increase (decrease) in short-term borrowings	26,096	63,715	(24,894)
Extinguishment of long-term debt	—	—	(34,771)
Proceeds from issuance of long-term debt	39,434	8,867	15,661
Principal payments on long-term debt	(21,753)	(11,639)	(14,307)
Principal payments under capital lease obligations	(517)	(435)	(109)
Cash dividends	—	(65,273)	—
Capital distribution from minority shareholders	—	—	284
Issue of share capital	—	—	97,823
Purchase of treasury stock	(2,072)	(1,093)	(4,136)
Sale of treasury stock	663	1,472	1,283

Net cash provided by (used in) financing activities	41,851	(4,416)	(125,550)

Effect of exchange rate changes on cash and cash equivalents	(2,442)	(1,077)	755
Net increase (decrease) in cash and cash equivalents	(6,027)	(54,342)	69,616
Cash and cash equivalents at beginning of year	37,734	92,076	22,460

Cash and cash equivalents at end of year	31,707	37,734	92,076

See Notes to Consolidated Financial Statements

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of the Company and Basis of Presentation

EPCOS AG (the “Company”) is a leading producer and supplier of passive electronic components with headquarters in Munich, Germany. The Company has research and design centers and manufacturing facilities in Europe, Asia and the Americas, and a worldwide sales network. Passive electronic components are used in all types of electronic circuitry. The Company designs its product offerings to meet the needs of its principal customer groups, such as the automotive, consumer and industrial electronics industries and the information technology industry. Customers consist of equipment manufacturers and other companies that make modules or subsystems for equipment manufacturers, and distributors.

The core of the Company was Siemens Matsushita Components, a former fifty-fifty joint venture (the “Joint Venture”) formed in 1989 by Siemens AG (“Siemens”) on the one hand, and Matsushita Electric Industrial Co., Ltd. and Matsushita Electronic Components Co., Ltd. (“Matsushita”) on the other. Siemens Matsushita Components consisted of a limited partnership named Siemens Matsushita Components GmbH & Co. KG (the “Limited Partnership”) and Siemens Matsushita Components Verwaltungsgesellschaft mbH (“S+M GmbH”), the general partner of this limited partnership, as well as all of their subsidiaries. After reorganizing the Company and in preparation for an initial public offering, S+M GmbH converted to a German stock corporation (Aktiengesellschaft, AG) and changed its Company name to EPCOS AG on September 2, 1999.

After the IPO in October 1999, and after the public sale of shares of EPCOS AG, Siemens and Matsushita each hold 12.5% plus one share of the Company’s outstanding share capital.

The below mentioned contribution of the Limited Partnership and the transfer by Siemens of certain subsidiaries and assets to S+M GmbH were made under the terms and conditions of a contribution agreement between Siemens and Matsushita effective July 1, 1999. The contribution of the Limited Partnership represented a transfer between entities under common control and did not result in any change in ownership as all shares were exchanged between shareholders in direct proportion to their existing ownership. The transfer of certain subsidiaries and assets by Siemens represented the transfer of assets to a joint venture by a joint venture partner. Accordingly, all such transactions have been accounted for at historical book value.

2.    Summary of Significant Accounting Policies

(a)  Principles of Consolidation

All significant companies over which the Company has legal and effective control are consolidated in accordance with US GAAP. Acquisition price is offset against group share of equity as at the acquisition date.

All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)  Investments in Unconsolidated Affiliates

Businesses over which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are recorded in the consolidated financial statements using the equity method of accounting.

(c)  Consolidated Group

The consolidated financial statements include all material domestic and foreign subsidiaries which EPCOS AG directly or indirectly controls. As of September 30, 2002, 2001 and 2000, the following number of companies were consolidated alongside EPCOS AG:

	2002	2001	2000

Consolidated
Domestic	2	2	2
Foreign	26	25	20

	28	27	22
At Equity	1	1	2

	29	28	24

The consolidated financial data for these companies is derived from their individual financial statements as of September 30 of each respective year.

Refer to Note 20 for changes in the companies included in the consolidated financial statements. Comparability of the consolidated financial statements with the prior year has not been impacted by these changes.

(d)  Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. These include both bank balances as well as short-term deposits with a maturity of three months or less as at the date of deposit.

(e)  Inventories

Inventories are stated at the cost of acquisition or production or at the market price, in consideration of the “lower-of-cost-or-market-principle”. The cost of production is principally determined by the weighted average method and comprises direct material and labor costs plus applicable manufacturing overheads, including depreciation charges.

(f)  Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives or increase capacity and also includes interest costs associated with construction in progress. Maintenance and repairs are charged directly to expense as incurred. Renewal or improvement costs are capitalized, insofar as they enhance the value of the related asset. On disposal, historical acquisition or production costs and accumulated depreciation are written

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

off, and the difference between this net book value and the disposal proceeds is recorded in the income statement as a gain or loss.

Depreciation for all foreign subsidiaries is computed on the straight-line method. For the German group companies, depreciation for assets acquired in fiscal 2000 or earlier is computed on either the straight-line method or the declining balance method if the declining balance method resulted in higher depreciation over the estimated useful lives of the assets. Additions after October 1, 2000, are depreciated using the straight-line method only consistent with the foreign subsidiaries. Differences arising from this change are not significant.

In general, the estimated useful lives of depreciable assets are assigned as follows:

Buildings and improvements to rented property	5 to 50 years
Machinery and other equipment	5 to 10 years
Other assets, office fixtures and fittings	3 to 5 years

(g)  Equipment under Capital Leases

The Company leases some of its office equipment under capital lease agreements. The assets and liabilities under capital leases are recorded at the present value of aggregate future minimum lease payments or at the fair value of the assets leased, whichever is lower. Assets under capital leases are amortized over the lease term or useful life of the asset, whichever is shorter.

(h)  Intangible Assets

Intangible assets are carried at acquisition cost net of accumulated amortization, calculated under the straight-line method over the respective useful life of the asset.

Intangible assets other than goodwill, which is the excess of purchase price over fair value of net assets of companies acquired, consist of customer lists, patents and licenses. Patents are amortized over the term of the patent. Customer lists are amortized  over 10 years. Licenses are amortized over the term of the licensing agreement.

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years.

(i)  Impairment of Long-lived Assets

The Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or group of assets, with future net cash flows expected to be generated by the asset, or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of the assets exceeds the fair value of the assets. Estimated fair value is generally either based on appraised value or measured by discounted estimated future net cash flows. Considerable management judgement is necessary to estimate discounted future net cash flows. Accordingly, actual results could vary significantly from such estimates.

(j)  Revenue Recognition

Revenue from sales is recognized when products are shipped and title passes, net of discounts, customer bonuses and rebates granted.

The SEC has issued Staff Accounting Bulletin (“SAB”) No. 101 Revenue Recognition in Financial Statements. SAB No. 101 deals with the treatment of revenue recognition, presentation and disclosure in financial statements which are to be submitted to the SEC. The initial application of SAB No. 101 beginning on October 1, 2000, had no effect on the Company’s financial position, results of operations or cash flows.

(k)  Other Product-related Costs

Research and development costs and marketing and selling expenses are expensed as incurred. Provisions for estimated warranty costs are recorded at the time the related sales are recognized and periodically adjusted to reflect actual experience.

(l)  Income Taxes

Income taxes are calculated using the asset and liability method in accordance with the provisions of SFAS No. 109 Accounting for Income Taxes. All liabilities or claims relating to taxes on earnings, capital and property arising during the fiscal year are reflected in the consolidated financial statements pursuant to the relevant tax laws applicable to the individual companies. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are computed using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)  Financial Instruments and Risk Management

Derivative financial instruments are utilized by the Company in principle to reduce foreign exchange rate risks. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company enters into forward foreign exchange contracts to reduce its exposure to certain risks inherent within its business, based on forecast foreign currency transaction exposures. The notional amounts of these forward contracts are not recorded in the consolidated financial statements. The Company purchases foreign exchange option contracts to limit potential losses from adverse exchange rate movements on foreign currency transactions and utilizes cross-currency swap agreements in order to reduce risks on financing in foreign currencies.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company adopted SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS
No. 137 and No. 138 on October 1, 2000. The initial application of SFAS No. 133 had no material impact on the balance sheets, income statements or cash flows of the Company. SFAS No. 133 requires that all derivative financial instruments, including those which are embedded in other contracts, be recorded in the balance sheet at fair value. The market value of the derivative financial instruments is recorded as other current assets or other current liabilities. The Company has not designated any of its derivative financial instruments as “hedges” within the meaning of SFAS No. 133. Accordingly, all changes in market value of the derivative financial instruments are taken through the consolidated income statement. The market value of the financial instruments including derivatives are disclosed in Note 17.

Prior to adoption of SFAS No. 133, gains or losses on forward contracts were also booked to currency gains and losses and included in determining net income (loss). The discount or premium on a forward contract was included in determining net income (loss) over the life of the forward contract. Premiums to purchase or sell foreign exchange option contracts were included in determining net income (loss) over the life of the contract.

(n)  Foreign Currencies

Transactions in Foreign Currencies

Purchases and sales in foreign currencies are converted using the daily rate of exchange at the time of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are converted into the functional currency at the rate applying at the balance sheet date. The resulting foreign currency gains and losses are included in the income statement.

Translation of Financial Statements into Euros

The Group’s reporting currency is the euro (€). The balance sheet items of subsidiary companies whose functional currency is not the euro are translated at the exchange rate applying on the balance sheet date. Income statement items are converted at the weighted average exchange rate for the respective year. The resulting translation differences are reported as separate components of equity under other comprehensive income or loss.

(o)  Use of Estimates

The Company’s management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP. Actual results could differ from those estimates.

(p)  Earnings per Share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued. The treasury stock method is used to calculate dilutive shares. This method reduces the gross number of dilutive shares by the number of shares

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchasable from the proceeds of the option assumed to be exercised. For computations of basic and diluted earnings per share, see Note 14.

(q) Stock-based Compensation

Stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25 Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, compensation expense for stock option and share purchase plans for employees is measured as the excess of the quoted market price of the Company’s common stock at the measurement date over the amount the employee must pay. For further details of stock-based compensation, see Note 10.

3. Accounts Receivable, Net

Accounts receivable are presented net of an allowance for doubtful accounts. The following table presents changes to the allowance for doubtful accounts for the years ended September 30, 2002, 2001 and 2000:

Allowance for Doubtful Accounts

(€ thousand)
	2002	2001	2000

Allowance for doubtful accounts, beginning of year	8,449	7,795	4,384
Additions charged to bad debt expense	182	2,842	4,392
Write-offs charged against the allowance	(1,601)	(1,755)	(1,458)
Recoveries of amounts previously written-off	23	27	8
Foreign exchange translation adjustment	(386)	(460)	469

Allowance for doubtful accounts, end of year	6,667	8,449	7,795

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.  Inventories, Net

Net Inventories

As of September 30 (€ thousand)
	2002	2001

Raw materials and supplies	49,520	59,135
Work in process	60,678	72,327
Finished products	98,063	106,381

Total inventories, net	208,261	237,843

Amounts appearing in the preceding table are presented net of valuation allowances of € 35.755 million and € 37.623 million as of September 30, 2002 and 2001 respectively. The development in the inventory valuation allowance for the years ended September 30, 2002, 2001 and 2000, is as follows:

Valuation Allowance for Inventories

(€ thousand)
	2002	2001	2000

Valuation allowance, beginning of year	37,623	17,812	14,562
Additions charged to cost of goods sold	12,582	27,892	8,289
Write-downs charged against the allowance	(13,642)	(7,532)	(5,505)
Foreign exchange translation adjustment	(808)	(549)	466

Valuation allowance, end of year	35,755	37,623	17,812

The high increase in the valuation allowance in fiscal 2001 partly resulted from excess inventories of raw materials for tantalum of € 7.676 million, a reduction in the price of tantalum raw material of € 2.624 million and slow moving or obsolete finished products in the amount of € 3.652 million.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.  Fixed Assets, Net

Fixed Asset Schedule

Information with respect to changes to the Company’s intangible assets, property, plant and equipment and long-term financial assets is presented in the following fixed asset schedule:

Acquisition and Manufacturing Costs

As of September 30 (€ thousand)
	2001	Additions	Reclassi- fication	Disposals	Translation adjustment	2002

Goodwill	14,359	209	—	—	(36)	14,532
Other intangible assets	23,454	16,378	—	—	(109)	39,723

Intangible assets	37,813	16,587	—	—	(145)	54,255

Land	18,670	—	—	—	(90)	18,580
Buildings	146,852	2,516	9,896	(110)	(1,643)	157 511
Technical equipment, machinery and other equipment	1,276,440	64,520	133,717	(114,060)	(28,404)	1,332,213
Construction in progress	158,069	48,850	(143,613)	—	(684)	62,622

Property, plant and equipment	1,600,031	115,886	—	(114,170)	(30,821)	1,570 926

Investments	1,362	33	—	(386)	106	1,115
Investment securities	10,173	11,791	—	(10,173)	—	11,791
Other financial assets	205	507	—	(111)	(16)	585

Long-term financial assets	11,740	12,331	—	(10,670)	90	13,491

Accumulated Depreciation and Amortization

As of September 30 (€ thousand)
	2001	Additions	Reclassi- fication	Disposals	Translation adjustment	2002

Goodwill	3,127	—	—	—	—	3,127
Other intangible assets	9,807	6,198	—	—	(79)	15,926

Intangible assets	12,934	6,198	—	—	(79)	19,053

Land	100	53	—	—	(9)	144
Buildings	66,169	6,264	—	(18)	(1,452)	70,963
Technical equipment, machinery and other equipment	730,959	159,055	—	(109,260)	(18,067)	762,687
Construction in progress	—	—	—	—	—	—

Property, plant and equipment	797,228	165,372	—	(109,278)	(19,528)	833,794

Investments	—	—	—	—	—	—
Investment securities	—	—	—	—	—	—
Other financial assets	—	—	—	—	—	—

Long-term financial assets	—	—	—	—	—	—

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Book Value

As of September 30 (€ thousand)
	2002	2001

Goodwill	11,405	11,232
Other intangible assets	23,797	13,647

Intangible assets	35,202	24,879

Land	18,436	18,570
Buildings	86,548	80,683
Technical equipment, machinery and other equipment	569,526	545,481
Construction in progress	62,622	158,069

Property, plant and equipment	737,132	802,803

Investments	1,115	1,362
Investment securities	11,791	10,173
Other financial assets	585	205

Long-term financial assets	13,491	11,740

Long-term financial assets shown above are included in the consolidated balance sheets under other long-term assets.

Depreciation expense on property plant and equipment was € 165.372 million, € 189.777 million and € 133.359 million for the years ended September 30, 2002, 2001 and 2000. For the years ended September 30, 2002 and 2001, depreciation includes an impairment charge for the Surface Acoustic Wave (SAW) business segment in the amount of € 8.600 million and € 28.477 million respectively (see Note 11).

Interest expense capitalized on construction projects amounted to € 4.403 million in fiscal 2002, € 5.417 million in fiscal 2001 and € 4.212 million in fiscal 2000 respectively.

Goodwill

On October 1, 2001, the Company adopted SFAS No. 142. This standard requires that amortization of goodwill cease and that the carrying amount of goodwill be evaluated for recoverability, at least annually, or when circumstances indicate possible impairment. Accordingly, the Company has not recorded any goodwill amortization in fiscal 2002. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was none in fiscal 2002.

The carrying amount of goodwill as of September 30, 2002, is as follows:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segmental Analysis of Goodwill

As of September 30, 2002 (€ thousand)

Capacitors	1,994
Ceramic Components	3,873
SAW Components	—
Ferrites	5,538

Total	11,405

Other Intangible Assets

Included in the fixed assets as of September 30, 2002 and 2001, are the following categories of acquired other intangible assets:

Other Intangible Assets (Finite Lives)

As of September 30 (€ thousand)
	2002		2001

	Gross	Net	Gross	Net

Patents, licenses and similar rights	35,566	20,248	20,204	10,656
Customer lists	3,200	2,667	3,200	2,987
Other	957	882	50	4

Other intangible assets (finite lives)	39,723	23,797	23,454	13,647

Amortization related to other intangible assets amounted to € 6.198 million, € 3.158 million and € 5.400 million for fiscal 2002, 2001 and 2000. In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in fiscal 2002. There were no changes to such lives and there are no expected residual values associated with these intangible assets.

The development of the estimated fiscal year amortization expense is as follows:

Estimated Amortization Expense

Fiscal years (€ thousand)

2003	6,553
2004	6,318
2005	5,329
2006	2,009

2007	1,677

In the following table the prior periods reported net income of fiscal 2001 and 2000 are reconciled to its respective pro forma amounts adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of reported net income of prior periods

Year ended September 30 (€ thousand)
	2001		2000

	Amount	Earnings per share (€) (basic and diluted)	Amount	Earnings per share (€) (basic and diluted)

Net income	148,637	2.28	239,964	3.68
Add back goodwill amortization	965	0.01	830	0.01

Adjusted net income	149,602	2.29	240,794	3.69

6.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of September 30, 2002 and 2001, are as follows:

Accrued Expenses and Other Current Liabilities

As of September 30 (€ thousand)
	2002	2001

Accrued employee-related costs	77,105	79,394
Taxes payable	38,792	75,479
Salaries and payroll taxes payable	18,183	19,107
Loss on contracts	9,779	7,180
Accruals for warranties	7,243	8,380
Advanced payments received	6,067	6,056
Royalty accruals	5,788	8,109
Other	18,575	25,040

Total accrued expenses and other current liabilities	181,532	228,745

7.  Short-term Borrowings and Long-term Debt

Financing

The Company can call on a € 300.000 million credit facility granted until May 2005, by a bank syndicate under the leadership of Commerzbank. The credit facility carries an interest rate ranging from EURIBOR or LIBOR plus 0.35%. This credit facility depends on keeping with special financial key data. Further members of the bank syndicate are Westdeutsche Landesbank, HSBC Trinkaus & Burkhardt, ABN Amro Bank, The Royal Bank of Scotland, Landesbank Baden-Württemberg, Deutsche Bank, Citibank, ING BHF, Bayerische Hypo- und Vereinsbank and Barclays Bank. This credit facility was unused as of September 30,

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002. In addition, the Company has entered into a number of bilateral borrowing arrangements with international and national banks totaling € 307.000 million. These borrowing arrangements were used in amount of € 68.226 million as of September 30, 2002. In addition, the Company has loans from state aid to exports and investing activities that are not included in the borrowing arrangements already mentioned.

Short-term Borrowings

Short-term borrowings as of September 30, 2002 and 2001, were € 126.364 million and € 109.785 million respectively. These short-term borrowings as of September 30, 2002 consist of unsecured bank loans by borrowing arrangements as described above and export financing in amount of € 58.138 million. The export financing bears a weighted average interest rate of 3.05%. Other short-term borrowings consist of various working capital bank loans with a weighted average interest rate of 4.67% in fiscal 2002 and 4.92% in fiscal 2001.

Long-term Debt

Long-term debt consists of the following:

Long-term Debt

As of September 30 (€ thousand)
	2002	2001

Debentures	4,522	6,951
Long-term debt with third parties	78,317	59,811

Total long-term debt	82,839	66,762
Less current installments	(17,332)	(17,103)

Long-term debt excluding current installments	65,507	49,659

Details of currencies, interest rates, maturities and lenders of the long-term debt are given in the following table:

Long-term Debt (Loans and Debentures)

As of September 30, 2002 (Currencies in millions)
Principal		Euro equivalent	Interest rate	Maturity	Lender

Euro 50.4		50.4	1.4-5.625%	2002-2010	Austrian banking syndicate and government institutions

INR 390 INR 53	}	9.3	8.65-13.5%	2002-2004	Citibank, Exim Bank, ABN Amro Bank

INR 362.5		7.6	8.9-12.59%	2003-2005	Standard Chartered Grindleys Bank, Citibank

Euro 14.8		14.8	0%	2005-2007	Banco Portugal do Atlantico

In addition there were obligations under capital lease of € 0.703 million and € 1.132 million as of September 30, 2002 and 2001 respectively.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 30, 2002, long-term debt with third parties includes € 50.442 million held by the Company’s Austrian subsidiary. An amount of € 7.389 million of this debt is secured by investment securities and € 36.680 million by liens on land, without these having been entered in the land registry. The weighted average interest rate of all the Austrian long-term third-party debt as of September 30, 2002 and 2001, was 2.39% and 2.73% respectively, and is due in installments over three to ten years.

The Indian subsidiary International Ferrites Ltd. (IFL) has three unsecured loans in the amount of Indian rupees (INR) 290 million (€ 6.086 million), bearing interest ranging from 8.65 to 12.85% and a long-term loan in India in the amount of INR 100 million (€ 2.099 million) which is granted by a regional bank and secured by the property, plant and equipment of the subsidiary. IFL also issued a debenture for INR 53 million (€ 1.112 million).

A debenture issued by the Indian subsidiary EPCOS India Private Ltd. in the original amount of INR 250 million (€ 5.247 million), which was reduced by repayments to the amount of INR 125 million (€ 2.624) at September 30, 2001, was reduced by a further scheduled repayment of INR 62.5 million (€ 1.312 million) to INR 62.5 million (€ 1.312 million) in fiscal 2002. Together with a second debenture in the amount of INR 100 million (€ 2.099 million) which was issued by EPCOS India Private Ltd. in the previous fiscal year, the total amount of debentures granted by EPCOS India Private Ltd., at September 30, 2002 amounts to INR 162.5 million (€ 3.410 million). Besides the above-mentioned debentures, the subsidiary has two unsecured loans in the amount of INR 100 million (€ 2.099 million) each, bearing an interest rate of 8.9% each.

As of September 30, 2002, long-term debt with third parties also includes € 14.790 million in non-interest-bearing loans guaranteed by the government of Portugal. In the reporting period, the loan in amount of € 7.332 million as of September 30, 2001, was repaid in amount of € 5.761 million and a new non-interest-bearing loan of € 13.219 million was taken out.

The credit lines of group subsidiaries are secured by letters of support or guarantee provided by EPCOS AG.

The aggregate amounts of long-term debt maturities as of September 30, 2002, are, in repayment date order, as follows:

Long-term Debt Maturities

As of September 30, 2002 (€ thousand)

Fiscal year due

2003	17,332
2004	19,878
2005	16,767
2006	12,502
2007	9,111
Thereafter	7,249

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.  Related Party Transactions

Total sales to Siemens for both internal usage and resale were 17.3%, 22.7% and 51.7% of total consolidated net sales for the years ended September 30, 2002, 2001 and 2000 respectively. Resales by Siemens to third parties accounted for 2.9%, 8.0% and 38.0% of total consolidated net sales for the years ended September 30, 2002, 2001 and 2000 respectively, whereas sales directly to Siemens for internal usage accounted for 14.4%, 14.7% and 13.7% of total consolidated net sales respectively.

For resale purposes, the Company has entered into numerous agency and distributorship agreements with Siemens in those countries where the Company has no sales force of its own. As part of the process of establishing its own subsidiaries, which will serve as sales operations, the Company has terminated the agency and distributorship agreements with some of these Siemens companies. With some of the Siemens companies with which agreements have been terminated, the Company has entered into agreements concerning the acquisition of assets and the transfer of employees from each selling operation involved (see Note 20).

The Siemens’ agency and distribution companies receive a monthly sales-based commission. Promotional activities undertaken by these companies have to be agreed with the Company’s directives.

The Company has an agreement with Matsushita regarding the distribution of certain Matsushita products.

The Company and its subsidiaries make use of various services provided by Siemens. These agreements are either for fixed terms or can be terminated within one to three years. Under these agreements, Siemens provides the Company with a range of personnel and administrative services. Siemens thus administers the Company’s pension plans, part of the payroll accounting and data processing systems. Siemens also provided the Company with library and information services, personnel training and educational programs, as well as specific purchasing, procurement, sourcing, transportation, logistics and travel management services.

The Company also purchases IT services from Siemens. In fiscal 2002 Siemens performed mainly the following IT services for the Company: operating, servicing and development of IT systems and programs, network and telecommunications services. This business relationship between Siemens and EPCOS is based on general and specific agreements.

Effective April 1, 1999, the Company entered into a lease with Siemens for the Company’s headquarters in Munich. The lease expires on September 30, 2009, and can be terminated with twelve months’ prior notice from September 30, 2004, at the earliest. The annual rent was fixed at € 1.398 million until September 30, 2002, after which the rent will be indexed. During the entire term of the lease, the Company may increase or decrease the amount of office space rented, the rent being adjusted accordingly. The Surge Arresters Division, Berlin, holds a lease from Siemens for production facilities and office buildings. The contract ran originally until September 30, 2002 and runs from this date for an unlimited period subject to termination to the end of a calendar quarter with twelve months’ prior notice. The annual rent was € 0.337 million until September 30, 2002. The Ceramic Components segment entered into

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

an agreement with Siemens to lease a production unit in Austria effective October 1, 1999. For further details see Note 18.

Effective July 1, 1999, the Company entered into an agreement with Siemens which allows the Company to commission Siemens with research and development projects on a project-by-project basis. The agreement grants the Company all patents and rights issuing from such research and development projects. Siemens has the nonexclusive, worldwide and royalty-free right to use these patents and rights for its own business purposes.

Effective January 1, 2001, the Company acquired from Siemens the operating activity for the development of specialized applications of radio-frequency surface acoustic wave technology. The acquisition price was € 5.000 million and is mainly recorded as intangible assets.

Effective June 15, 1999, the Company entered into a know-how license agreement with Matsushita-Kotobuki Electronics Industries, Ltd. (“Matsushita-Kotobuki”). This agreement grants the Company a nonexclusive, nontransferable and worldwide license to use Matsushita-Kotobuki’s know-how and information relating to low-temperature co-fired multilayer ceramic substrates. Matsushita-Kotobuki has agreed to provide the Company with technical advice and guidance relating to the manufacture of products that use this technology. In consideration of the rights and licenses granted to the Company, the Company made an initial payment. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective June 30, 1999, the Company entered into an agreement on technical cooperation with Matsushita Electronic Components Co., Ltd. (“MACO”). This agreement is the basis for a project-by-project exchange of technical know-how, advice, and shared development work. All costs are to be borne by the party which incurs them, unless a contrary written agreement has been made. To cover MACO’s costs, the Company pays an annual fee. Insofar as MACO and the Company enter into specific technical cooperation and technical projects on the basis of this agreement, the Company has to pay a one-time license fee or an annual fee based on sales of the related product. It is possible to combine these alternatives.

On the basis of the aforementioned agreement, the Company and MACO have entered into a license agreement effective April 5, 2000, for the use of know-how pertaining to tantalum capacitors, and a license agreement effective September 1, 2001, for the use of know-how pertaining to ultracapacitors. These agreements both grant the Company certain nonexclusive and nontransferable licenses for the use of the respective know-how. Additionally, MACO advises the Company in each case on technical matters concerning the use of this know-how. In consideration of the rights and licenses granted to the Company, the Company agreed to initial payments to MACO. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective July 25, 2001, the Company entered into a know-how license agreement with MACO, granting the Company a nonexclusive, nontransferable license to use know-how relating to the production of multilayer ceramic capacitors.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Further, the Company and MACO have entered into a SAW know-how cross-license agreement based on the technical cooperation agreement as mentioned above. The agreement has been in force since January 1, 2002, and grants the Company and MACO certain nonexclusive and nontransferable licenses for reciprocal use of know-how. Additionally, the Company and MACO advise each other on technical matters concerning the use of this know-how. The mutual granted licenses are not royalty-bearing.

Effective June 30, 1999, the Company entered into a patent cross-license agreement with Matsushita Electric Industrial Co., Ltd. (“MEI”). Under this agreement, both parties grant each other nonexclusive, nontransferable, worldwide licenses to their respective patents relating to both parties’ major product families. The Company has agreed to pay MEI a fixed annual fee until the year 2004. At that time, the Company and MEI will mutually agree to a revised royalty fee amount.

EPCOS (Xiaogan) Co., Ltd. in China, which is included in the consolidated financial statements from October, 1, 2000, has rented office and production space from the minority shareholder Hanguang Electron Device Factory for an annual rental of € 0.185 million. It also purchased materials and services from this company for € 1.350 million in fiscal 2002 and € 3.500 in fiscal 2001.

Transactions with related parties were as follows for the years ended September 30:

Transactions with Related Parties

Year ended September 30 (€ thousand)
	2002	2001	2000

Net sales to
Siemens (including resales to third parties)	226,384	433,144	959,246
Matsushita and others	9,843	12,924	16,025

	236,227	446,068	975,271

Purchases of inventories and services charged to cost of goods sold
Siemens	(47,079)	(89,889)	(107,595)
Matsushita and others	(11,741)	(22,365)	(26,634)

	(58,819)	(112,254)	(134,229)

Research and development expenses
Siemens	(6,015)	(6,042)	(6,492)
Matsushita and others	(6)	(6,088)	(4,618)

	(6,021)	(12,130)	(11,110)

Selling, general and administrative expenses
Siemens	(7,534)	(8,893)	(3,294)
Matsushita and others	(5)	(709)	(554)

	(7,539)	(9,602)	(3,848)

Interest expense
Siemens	(132)	(97)	(2,177)

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally the Company paid sales commissions to Siemens sales companies in the amount of € 18.893 million for fiscal 2002, € 18.603 million for fiscal 2001 and nil in fiscal 2000 respectively. The Company received a payment in the amount of € 2.463 million during fiscal 2002 from Siemens. This payment, which is recorded as other income, represents the final organizational separation payment from Siemens in relation to EPCOS Inc. in the USA.

Amounts due from and to related parties included in the consolidated balance sheets at September 30 were as follows:

Amounts Due from and to Related Parties

As of September 30 (€ thousand)
	2002	2001

Siemens
Trade accounts receivable	44,620	33,897
Trade accounts payable	(11,553)	(23,228)
Long-term capital lease obligations	(360)	(363)

Matsushita and others
Accounts receivable	1,098	1,822
Accounts payable	(1,486)	(1,504)

9.  Shareholders’ Equity

In preparation for the initial public offering on October 15, 1999, the Company was converted from the predecessor company in the legal form of a limited liability company (“GmbH”) into a stock corporation (Aktiengesellschaft, AG) on September 2, 1999, with a share capital of € 62.000 million divided into 62 million ordinary shares of no par value. The resulting notional value is € 1 per share. By resolution of the extraordinary shareholders’ meeting on October 12, 1999, the share capital of the Company was increased by € 3.300 million through issuance of new capital stock. As a result of this capital increase in connection with the IPO, EPCOS realized net proceeds – after deduction of IPO costs of € 3.429 million – of € 97.823 million. The proceeds exceeded the capital increase by € 94.523 million, which amount was recorded as an increase in additional paid-in capital. At September 30, 2002, the Company had share capital amounting to € 65.300 million divided into 65 300 000 registered shares of no par value with a notional value of € 1 per share.

Until July 31, 2004, the Management Board is authorized, with the approval of the Supervisory Board, to increase share capital by up to € 13.020 million altogether (authorized capital). This authorized capital can be utilized to issue ordinary shares of up to € 12.400 million for contributions in cash (authorized capital I), to issue ordinary shares of up to € 3.100 million to employees (authorized capital II) and to issue ordinary shares of up to € 12.400 million for contributions in kind (authorized capital III).

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company declared and paid cash dividends to its shareholders of € 65.273 million in the year ended September 30, 2001.
No cash dividends were declared and paid in the years ended September 30, 2002 and 2000.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2001, the distributable amount was € 6.756 million. As of September 30, 2002 this amount was negative (-€ 32.465 million), therefore a distribution of dividends is not possible.

The German Stock Corporation Act also defines the rules for acquisition of treasury shares. The Company does not require authorization or shareholder approval to acquire treasury shares for the purpose of transferring them to employees as part of an employee share purchase plan. In fiscal 2002, the Company purchased 51,416 shares and reissued 26,416 shares to its employees. As of September 30, 2002, the Company holds 25,000 shares determined for transfer to employees (see Note 10).

The Company has conditional capital of up to € 2.480 million (Conditional Share Capital 1999/I) that may be used for a stock option plan. Additionally, the Company has conditional capital of € 6.500 million (Conditional Share Capital 2002/I) for the exercise of conversion privileges and option rights for convertible bonds and warrant-linked bonds that can be issued until July 5, 2007.

10.  Stock-based Compensation

Stock Option Plan

Effective October 13, 1999, an extraordinary shareholders’ meeting adopted a stock option plan. Under this plan, members of the Management Board, directors of subsidiaries and other eligible key employees can be granted nontransferable options to purchase up to 2,480,000 shares at 115% of the average closing market price of the Company’s shares during the five-day period immediately before the date of grant. For options granted immediately before the Company’s initial public offering, the exercise price is 115% of the subscription price of € 31 per share. The Supervisory Board of the Company decides annually on the number of options to be granted to the Management Board. In turn, the Management Board and the governing bodies of the group companies decide annually on the number of shares to be granted to the other eligible employees. Up to a maximum of 30% of the plan options may be granted each year. The plan will expire after five years. Options granted under the plan may be exercised during the five-year period starting two years after the options are granted, provided that the share price has reached or exceeded the exercise price on at least one day since the grant date. In connection with the stock option plan, conditional capital of the Company in the amount of up to € 2.480 million was created for the issuance of up to 2,480,000 additional shares with no par value and a notional value of € 1 each. The conditional

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital became effective on October 13, 1999, when it was recorded in the German Commercial Register.

The following table summarizes stock option activity:

Stock Option Activity

	Number of options	Weighted average exercise price per share (in €)

Balance as of September 30, 1999	—	—

Granted	158,000	35.65
Exercised	—	—
Forfeited	—	—

Balance as of September 30, 2000	158,000	35.65

Granted	454,500	103.17
Exercised	—	—
Forfeited	—	—

Balance as of September 30, 2001	612,500	85.75

Granted	463,500	64.11
Exercised	—	—
Forfeited	6,250	68.96

Balance as of September 30, 2002	1,069,750	76.47

The following table summarizes all stock options issued by the Company and exercisable as of September 30, 2002:

Options Outstanding and Exercisable

As of September 30, 2002
								Options exercisable

Range of exercise prices (in €)	Granted shares	Forfeited shares	Remaining granted shares	Options outstanding weighted average remaining contrac- tual life (in years)	Weighted average exercise price per granted option (in €)	Weighted average exercise price per forfeited option (in €)	Weighted average exercise price per remaining granted option (in €)	Shares	Weighted average exercise price (in €)

35.65	158,000	-3,250	154,750	4	35.65	35.65	35.65	154,750	35.65
64.11	463,500	—	463,500	6	64.11	—	64.11	—	—
90.90-105.04	454,500	-3,000	451,500	5	103.17	105.04	103.16	—	—

35.65-105.04	1,076,000	-6,250	1,069,750	5	76.43	68.96	76.47	154,750	35.65

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has adopted the disclosure provisions of SFAS No. 123 Accounting for Stock-Based Compensation, but continues to measure stock-based compensation cost and shows personnel costs from the granting of options in accordance with APB No. 25 and its related interpretations. These personnel costs were nil in fiscal years ended September 30, 2002, 2001 and 2000.

After 158,000 options had been granted at a weighted average fair value of € 21.25 per option on October 14, 1999, another 454,000 options were granted in fiscal 2001 in two tranches on November 29, 2000, and February 22,2001. The weighted average fair value for the first tranche was € 40.41 and for the second tranche € 31.26 per option, measured at the respective grant date. For all options granted in fiscal 2001, the weighted average fair value amounted to € 39.20 per option. On November 27, 2001, another 463,500 options were granted at a weighted average fair value of € 25.45 per option.

All forfeited options concern employees who left the Company.

For pro forma purposes, the estimated fair value of the Company’s stock-based awards to employees is amortized over the options’ vesting period of two years. Had the Company measured compensation cost for the stock options granted under the fair value based method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts set forth below:

Net Income (Loss) and Earnings (Loss) per Share

Year ended September 30 (€ thousand)
	2002	2001	2000

Net income (loss)
As reported	(38,500)	148,637	239,964
Pro forma	(52,324)	139,769	238,285

Basic and diluted earnings (loss) per share (in €)
As reported	(0.59)	2.28	3.68
Pro forma	(0.80)	2.14	3.66

The fair value of the Company’s stock options of fiscal 2002, 2001 and 2000 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2002, 2001 and 2000:

Average Values of Stock Options

Year ended September 30
	2002	2001	2000

Risk-free interest rate	4.37%	5.34%	5.35%
Expected life of options (in years)	5	5	7
Expected volatility	50%	50%	70%
Average expected dividend per share (in €)	—	0.50	—

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Share Purchase Plan

Beginning in fiscal 2000, EPCOS AG adopted yearly employee share purchase plans under which employees depending on their function could purchase a number of shares determined annually at a certain discount. During fiscal 2002, the Company purchased 51,416 of its common shares for transfer to employees. 26,416 shares were sold to employees in fiscal 2002. Compensation expense recorded under the plan in fiscal 2002 amounted to € 0.313 million, € 0.691 million in fiscal 2001 and € 0.504 million in fiscal 2000 respectively.

11.  Restructuring

Due to the considerable changes in market conditions for passive electronic components since fiscal 2001, it was necessary for the Company to undertake restructuring measures to reduce its workforce, dispose of certain equipment and speed up relocation of manufacturing operations to countries with lower labor costs. On the basis of various restructuring plans in fiscal 2002 as well, corresponding worldwide measures were taken, the costs of which can be analyzed between personnel costs and impairment of property, plant and equipment:

Restructuring Costs, net

Year ended September 30 (€ thousand)
	2002	2001

Personnel costs, net	18,384	34,417
Impairment of property, plant and equipment (see Note 5)	8,648	28,477

Total restructuring costs	27,032	62,894

Net restructuring costs of € 27.032 million for fiscal 2002 include fourth-quarter restructuring costs of € 30.200 million, of which personnel costs account for € 21.600 million. This is partly offset by € 3.216 million which results from a revision of the previous year’s estimates.

The split of restructuring costs by business segment was as follows:

Segmental Analysis of Restructuring Costs, net

Year ended September 30 (€ thousand)
	2002	2001

Capacitors	7,516	17,665
Ceramic Components	2,694	2,133
SAW Components	12,486	32,761
Ferrites	3,922	10,335
Other	414	—

Total restructuring costs	27,032	62,894

These restructuring costs mainly impact cost of sales. Personnel restructuring costs primarily relate to reduction of blue-collar jobs.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The development of accruals and liabilities for personnel restructuring costs during fiscal 2002 and 2001 is as follows:

Development of accruals and liabilities

	Number of employees	Accruals and liabilities (€ thousand)

As of September 30, 2000	140	8,110
Increase in accruals/liabilities, net	1,967	34,417
Usage	(947)	(7,443)

As of September 30, 2001	1,160	35,084
Increase in accruals/liabilities, net	503	18,384
Usage	(806)	(18,311)

As of September 30, 2002	857	35,157

The majority of the restructuring accruals and liabilities set up in fiscal 2002 are expected to be utilized in fiscal 2003.

As a result of the continued weak economic condition in the mobile telecommunications sector and the expected additional higher shift in demand to new technologies such as CSSP (chip- sized SAW package) offered by the Company, certain additional SMD-ceramic equipment no longer has an economic use, which resulted in an additional impairment write-down of € 8.600 million in cost of sales in the SAW segment during fiscal 2002. This follows a similar impairment write-down of € 28.477 million in fiscal 2001.

12.    Other Income, Net

Net other income of € 10.072 million in fiscal 2002 mainly consists of government grants from the Portuguese Government of € 5.237 million and from the Government of Singapore of € 1.169 million, as well as a one-time payment of € 2.463 million for the complete organizational separation of our American subsidiary from Siemens in the USA.

13.    Income Taxes

Income (Loss) before income taxes and minority interests was attributable to domestic and foreign sources as follows:

Income (Loss) before Income Taxes

Year ended September 30 (€ thousand)
	2002	2001	2000

Germany	(81,435)	(3,316)	68,282
Foreign	2,897	209,049	261,925

	(78,538)	205,733	330,207

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes consisted of the following:

Provision (Benefit) for Income Taxes

Year ended September 30 (€ thousand)
	2002	2001	2000

Current taxes
Germany	457	258	23,811
Foreign	3,590	52,561	59,568

Deferred taxes
Germany	(27,981)	3,728	9,388
Foreign	(16,120)	(605)	(2,672)

	(40,054)	55,942	90,095

The Company was granted a tax holiday by the government of Singapore relating to production of SAW components in Singapore until 2008. Based on the pre-tax income of € 39.796 million, € 27.803 million, and € 68.914 million for the years ended September 30, 2002, 2001 and 2000 respectively, relating to this production facility, and the statutory tax rate of 22% for 2002, 24.5% for 2001 and 25.5% for 2000 in Singapore, the effect of the tax holiday for the years ended September 30, 2002, 2001 and 2000 on net income amounts to € 8.755 million, € 6.812 million and € 17.573 million respectively, and the effect on basic net income per share is € 0.13, € 0.10 and € 0.27 respectively.

Reconciliation of income taxes for the years ended September 30, 2002, 2001 and 2000, based on the German corporate tax rate plus the after federal tax benefit rate for trade taxes for a consolidated statutory rate of 40% for fiscal 2002, 52% for fiscal 2001 and 2000 respectively results in the following figures:

Reconciliation of Income Taxes

Year ended September 30 (€ thousand)
	2002	2001	2000

Expected provision (benefit) for income taxes	(31,415)	106,981	171,709
Dividend tax credit	—	—	(3,531)
Foreign tax rate differential	(13,780)	(55,999)	(69,005)
Change in valuation allowance	4,367	(636)	(10,429)
Change in deferred taxes resulting from a change in German tax rate	109	(551)	—
Other	665	6,147	1,351

Actual provision (benefit) for income taxes	(40,054)	55,942	90,095

The German tax reform which was enacted in October 2000 has, in addition to other changes, reduced the corporation tax rate to a uniform 25% and abolished the imputation system. This reduction in corporation tax rates first took effect for the German group companies in the year ended September 30, 2002. The solidarity surcharge of 5.5% will now be calculated on the

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25% federal corporate tax, so that the total federal corporate tax rate amounts to 26.4%. The effective rate for trade tax is 13.6% for fiscal 2002.

With regard to the taxation of the income of companies with noncalendar fiscal years – such as EPCOS AG – and their shareholders, the German corporate tax law applied a split-rate imputation system in fiscal 2001 and 2000. In accordance with the tax law in effect for fiscal 2001 and 2000, retained corporate income was subject to a federal corporate tax rate of 40% for 2001 and 2000 plus a solidarity surcharge of 5.5% on federal corporate taxes payable in both years. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2% for 2001 and 2000. The effective rate for trade tax was 10.26% for 2001 and 2000. On distribution of retained earnings to shareholders, the corporate income tax rate on such distributed earnings was reduced to 30% plus a solidarity surcharge of 5.5%, resulting in a total tax rate of 31.65% in 2001 and 2000.

In September 2002, the German government enacted new tax legislation which will temporarily raise the statutory corporate income tax rate to 26.5% (plus a solidarity surcharge of 5.5%) for 2002/2003 only, in order to aid the victims of this year’s flood in Germany. At September 30, 2002, those deferred tax assets and liabilities of German companies which are expected to be realized or settled within the next year (2003) are therefore calculated with a combined income tax rate of 41% (including 13% trade tax rate). This resulted in deferred tax expense in the amount of € 0.100 million. Other deferred taxes of German companies are calculated with the combined income tax rate of 40% due to the October 2000 tax reform.

In October 2002, the German government issued a draft of proposed tax legislation for consideration by the German parliament. The proposal includes significant changes to various income tax provisions, including the provisions for net operating loss utilization. However, at the date of filing of this report, German parliament had not finalized its deliberations on the administrations proposal. Therefore it is not possible to determine the impact of any new tax legislation.

Deferred income tax assets and liabilities as of September 30, 2002 and 2001, are summarized as follows:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Income Tax Assets and Liabilities

As of September 30 (€ thousand)
	2002	2001

Inventories	8,192	8,907
Property, plant and equipment	10,008	8,194
Net operating loss and tax credit carryforwards	78,480	16,134
Accrued expenses	14,012	7,964
Pension liabilities	6,487	7,118
Other liabilities	1,320	941
Other	1,123	2,001

Gross deferred tax assets	119,622	51,259
Deferred tax asset valuation allowance	(4,448)	(81)

Net deferred tax assets	115,174	51,178
Receivable provisions	(2,800)	(3,079)
Inventories	(810)	(1,839)
Property, plant and equipment	(45,788)	(30,381)
Accrued expenses	(10,255)	(4,104)
Other	(10,776)	(8,880)

Gross deferred tax liabilities	(70,429)	(48,283)

Deferred tax assets, net	44,745	2,895

Deferred income taxes with respect to inventories relate to differences between US costing methods and valuation allowances used for book and tax purposes, and intercompany profits in inventories, which were eliminated in the consolidated financial statements. The increase in net operating losses and tax credit carryforwards relates mainly to the German and Austrian operations and to other foreign subsidiaries in a smaller amount.

Net deferred tax assets and liabilities are recorded in the consolidated balance sheets as of September 30, 2002 and 2001, as follows:

Deferred Income Tax Assets and Liabilities in Consolidated Balance Sheets

As of September 30 (€ thousand)
	2002	2001

Deferred tax assets
Current	9,719	13,682
Non-current	56,407	7,113

Deferred tax liabilities
Current	(9,336)	(5,520)
Non-current	(12,045)	(12,380)

	44,745	2,895

As of September 30, 2002, the Company had a consolidated net operating loss (NOL) carryforwards amounting to € 209.782 million, of which € 13.208 million expire by 2007 and € 196.574 million expire later than 2007 or have no expiry date. These figures show the gross

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of the available NOLs. The Company’s valuation allowances increased from 2001 to 2002 by € 4.367 million, but decreased from 2000 to 2001 by € 0.636 million and from 1999 to 2000 by € 10.429 million. The valuation allowance reduced the deferred tax asset to a net amount that will more likely than not be realized, based on the Company’s estimate of future earnings and the expected timing of temporary difference reversals.

The Company did not make provision for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries for the years ended September 30, 2002, 2001 and 2000, because these earnings are intended to be indefinitely reinvested in those operations. It is not economically practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

14. Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2002, 2001 and 2000:

Earnings (Loss) per Share

Year ended September 30
	2002	2001	2000

Net income (loss) (€ thousand)	(38,500)	148,637	239,964
Denominator for basic earnings per share – weighted average shares	65,288,838	65,289,526	65,155,315
Effect of dilutive shares – stock options	0	80,007	105,421
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,288,838	65,369,533	65,260,736

Basic and diluted earnings (loss) per common share (in €)	(0.59)	2.28	3.68

For the year ended September 30, 2002, 18,059 potential dilutive shares of were not added to the denominator, because inclusion of such shares would be antidilutive.

15.    Pensions

The Company provides pension benefits principally under five defined-benefit pension plans. Virtually all of the Company’s salaried employees in Germany are covered by two defined-benefit pension plans. The Company’s employees in Brazil are covered by a funded defined-benefit pension plan. Both US subsidiaries, EPCOS Inc., Iselin, New Jersey, and Crystal Technology, Inc., Palo Alto, California, were part of a multi-employer plan with Siemens Corporation, New York until fiscal 2001. Since fiscal 2002, these subsidiaries provide pension benefits to their employees under a funded defined-benefit plan. The respective portion of obligations and plan assets were transferred to EPCOS Inc. by Siemens Corporation. During fiscal 2002, the Company started a pension benefits contribution plan for German employees, which gives these employees the opportunity to convert part of their compensation to a pension based on amounts contributed including the interest earned thereon

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at retirement age. The provision for future payments to retired staff is determined by an actuary on the same basis as the Company’s other pension plans. Payments of € 1.130 million were made in 2002 into this plan. Payments into the Austrian subsidiary’s defined contributions plan amounted to € 0.717 million in fiscal 2002, € 0.963 million in fiscal 2001 and € 1.248 million in fiscal 2000.

Consolidated information regarding all of the Company’s pension plans at the dates indicated is presented in the following tables.

The following table presents the changes in projected benefit obligations (“PBO”) during the years indicated:

Changes in Projected Benefit Obligations

Year ended September 30 (€ thousand)
	2002	2001	2000

Projected benefit obligations (“PBO”) at beginning of year	116,420	100,499	94,675
Introduction of a pension plan in USA	16,579	—	—
Service cost	5,683	3,349	2,789
Interest cost	8,264	6,431	5,815
Actuarial losses (profits)	2,958	9,322	(1,537)
Foreign exchange rate changes	(2,850)	(1,386)	1,454
Benefits paid	(4,410)	(4,177)	(2,747)
Prior service cost	—	371	50
Business combinations	244	2,011	—
Settlements	(91)	—	—

Projected benefit obligations (“PBO”) at end of year	142,797	116,420	100,499

The following table presents the changes in plan assets during the fiscal years indicated:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Plan Assets

Year ended September 30 (€ thousand)
	2002	2001	2000

Fair value of plan assets at beginning of year	2,203	3,471	2,176
Introduction of a pension plan in USA	15,276	—	—
Actual return on plan assets	(399)	26	684
Foreign exchange rate changes	(1,946)	(1,134)	600
Employer contributions	2,063	118	208
Benefits paid	(877)	(206)	(197)
Business combinations	—	(72)	—

Fair value of plan assets at end of year	16,320	2,203	3,471

A reconciliation of the funded status with the amounts recognized in the consolidated balance sheets is as follows:

Reconciliation of Funded Status with Consolidated Balance Sheets

As of September 30 (€ thousand)
	2002	2001

Funded status of plans *)	(126,477)	(114,217)
Unrecognized prior service cost	1,149	378
Unrecognized actuarial net losses	12,072	6,750
Unrecognized net obligation on transition to SFAS 87	888	1,776

Net amount accrued in the consolidated balance sheets	(112,368)	(105,313)
Less current portion	5,018	4,390

Long-term portion of pension liability	(107,350)	(100,923)

*)	Difference between projected benefit obligations and fair value of plan assets.

The following table presents the components of net pension cost for the years ended September 30, 2002, 2001 and 2000:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Pension Cost

Year ended September 30 (€ thousand)
	2002	2001	2000

Service cost	5,683	3,349	2,789
Interest cost	8,264	6,431	5,815
Expected return on plan assets	(1,316)	(359)	(335)
Amortization of unrecognized obligation	888	896	828
Amortization of unrecognized actuarial gains or losses	—	(13)	(24)
Unrecognized prior service cost	116	36	7

Net periodic pension cost	13,635	10,340	9,080

Assumed discount rates and rates of increase in compensation used in calculating the PBO together with long-term rates of return on plan assets vary with the economic conditions of the country in which the retirement plans apply, which is principally Germany after settlement and curtailment of the Austrian plan. The weighted average assumptions used in calculating the actuarial values for the principal pension plans were 5.75% for the discount fiscal rate in fiscal 2002, 6.0% in fiscal 2001 and 6.25% in fiscal 2000. The compensation increases were assumed to be 3.0% in fiscal 2002, 3.0% in 2001 and 3.5% in 2000. The expected return on plan assets for the funded pension plan transferred to EPCOS Inc. in fiscal 2002 was 7.0%.

16.  Supplemental Cash Flow Information

Cash payments for income taxes, dividends and interest for the years ended September 30, 2002, 2001 and 2000, were as follows:

Payments for Income Taxes, Dividends and Interest, and non-cash transactions

Year ended September 30 (€ thousand)
	2002	2001	2000

Payments for
Income taxes	38,874	31,232	38,395
Interest net of amounts capitalized	6,571	11,193	6,048
Dividends	—	65,273	—

Non-cash transactions
Acquisition of equipment under capital lease	264	956	506

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.  Financial Instruments and Risk Management

Foreign Currency Forward Contracts and Options

To reduce its exposure to certain risks inherent in its business, the Company enters into forward foreign exchange and options contracts based on forecast foreign currency transaction exposures. Contracts generally extend for a period of less than one year. These contracts are marked to market and included in accrued expenses or other current assets. The change in market value is included in currency gains or losses within the consolidated statements of operations. The Management Board believes that the credit risk in these transactions is minimal and is involved on a daily basis in risk management decisions, operating under rules adopted by the Supervisory Board. The inherent risks are monitored using a value at risk model.

Interest Rate and Cross-currency Swaps

In fiscal 2002, the Company was party to two cross-currency swaps with a notional amount of INR 190 million (€ 3.987 million). The Company has entered into these agreements in order to reduce its INR financing costs. The swaps gradually mature until June 13, 2003. These swaps are marked to market and included in other current liabilities or assets.

During 2001, the Company entered into nine cross-currency interest rate swaps with a notional amount of Brazilian Real (“BRL”) 10.125 million (€ 2.655 million) in order to reduce its exposure to interest rate risk and foreign currency risk on certain BRL variable interest loans. These swaps matured during 2002.

Fair Value of Financial Instruments

The carrying amounts of the Company’s significant financial instruments as of September 30, 2002 and 2001, are summarized here. The carrying values of the Company’s cash and cash equivalents, trade accounts receivable and payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair market values as of September 30, 2002 and 2001, due to their short-term maturity. The carrying amounts of the Company’s variable rate debt likewise approximate fair value because the interest rates are based on floating rates that reflect market rates. The fair value of the Company’s long-term fixed rate debt is estimated using discounted cash flow analysis based on the Company’s current borrowing rates for debt with similar maturities. Because considerable judgement is required in interpreting market data to develop estimates of fair value, the estimates do not necessarily indicate the amounts that could be realized or would be paid in a current market transaction. The effect of using different market assumptions or estimate methodologies may be material to the estimated fair value amounts.

The following table summarizes the carrying amount and fair value of the Company’s fixed rate long-term debt and derivative financial instruments:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Carrying Amount and Fair Value

As of September 30 (€ thousand)
	2002			2001

	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value

Fixed-rate long-term debt	—	74,447	66,884	—	58,613	56,962
Forward exchange contracts	122,988	4,119	4,119	143,296	(74)	(74)
Cross-currency swaps	3,987	(92)	(92)	2,753	(630)	(630)

Concentrations of Risk

The Company has business relationships with numerous customers and affiliates around the world. Apart from Siemens (see Note 8), the Company has another major customer, representing 14.0% (€ 183.653 million) of total net sales in fiscal 2002, 13.2% (€ 251.956 million) in fiscal 2001 and 19.2% (€ 357.000 million) in fiscal 2000 respectively. Although the Company has a large volume of receivables from a limited number of customers, such receivables are managed under standard commercial terms. Consequently, in management’s opinion, any concentration of credit risk relating to these customers is appropriately monitored. The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing requirements. The Company purchases a significant amount of raw materials and supplies from single sources on grounds of technology, availability, price, quality and other criteria. Should a major delivery from such a single-source supplier be delayed or curtailed, the Company’s ability to ship the related product in the desired quantity on time may be impaired. The Company attempts to mitigate these risks by working closely with key suppliers on product plans, strategic inventory levels and coordinated product launches.

18.  Commitments and Contingencies

(a)	Leases

The Company currently leases manufacturing, executive and administrative facilities, and various types of equipment under operating lease agreements. In addition, the Company has entered into capital lease agreements for certain office equipment that expire during the next three years. Many lease agreements include renewal or purchase options. In most cases, management expects that in the normal course of business, lease agreements will be renewed or replaced by other agreements. Rental expense for all operating lease agreements charged against earnings amounted to € 29.363 million, € 27.945 million and € 22.539 million for the years ended September 30, 2002, 2001 and 2000 respectively. These amounts include lease payments to Siemens of € 6.692 million, € 4.913 million and € 2.806 million for the three years respectively. No contingent lease agreements exist.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets under capital lease agreements are included in the consolidated balance sheets as follows:

Capital Lease Assets

As of September 30 (€ thousand)
	2002	2001

Technical equipment, machinery and other equipment	1,459	1,462
Less accumulated depreciation	(541)	(470)

Net assets under capital lease	918	992

Depreciation of assets held under capital lease agreements is included within depreciation and amortization expense.

The following is a summary of future minimum lease payments under capital and operating lease agreements that had initial or remaining periods of notice of more than one year:

Future Minimum Lease Payments

As of September 30, 2002 (€ thousand)
	Capital lease	Operating lease

2003	666	18,304
2004	268	15,896
2005	70	12,990
2006	—	12,439
2007	—	11,498
Thereafter	—	28,396

Total minimum lease payment	1,004	99,523

Less amount representing interest	(301)

Present value of net minimum capital lease payments	703
Less current portion of obligations under capital lease	(373)

Obligations under capital lease, excluding current portion	330

Effective October 1, 1999, the Ceramic Components segment entered into a lease with Siemens for a facility in Austria. Annual lease payments for the ten-year term of the contract amount to € 1.298 million. The Company’s Austrian subsidiary also has an operating lease agreement for a factory building with annual lease payments of € 2.251 million in fiscal 2002. The contract cannot be terminated during its 15-year term. The resulting commitments are included in the above table.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)  Other Commitments and Contingencies

The Company and its subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Management Board, based on the advice of counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company’s consolidated financial condition or results of operations.

The Company is subject to extensive environmental regulation in the jurisdictions in which it operates, including requirements governing emissions into the air, effluents, and storage of hazardous materials and waste. These requirements will continue to be significant to its future operations. In the past, the Company has been exposed to liability for the remediation of soil or groundwater contamination at its facilities. The Company also may face liability for remediation of its sites located in the United States, where it could be designated a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or other federal, state or local environmental remediation laws for its US locations.

The Company has not incurred any significant penalties for environmental violations and liability for damage to natural resources, property damage and environmental exposure claims to date, but the Company could incur some or all of these types of liabilities in the future. Because some facilities are closely located to or shared with those of other companies, including those of Siemens affiliates, the Company may have to answer claims relating to environmental contamination not originating from the operations of the Company.

Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events, and those expenditures could adversely affect the Company’s financial condition or results of operations.

19.  Segment Reporting

The Company has four reportable operating segments, which are regularly evaluated by the Management Board in deciding how to allocate resources. The segments are managed separately because of differences in the nature of their respective products. The four reportable operating segments are Capacitors, Ceramic Components, Surface Acoustic Wave (SAW) Components, and Ferrites.

The Company manufactures capacitors with diverse technologies using a range of insulating materials as dielectrics. The various capacitor technologies make use of the different properties of these materials and offer unique physical and electrical performance characteristics that make them suitable for particular applications. The Capacitors segment also includes business in components for electromagnetic compatibility (EMC). The Ceramic Components segment, using advanced ceramic technologies, produces thermistors, varistors, microwave ceramic filters and multilayer ceramic capacitors. This segment also includes gas-filled surge voltage arresters, which share many of the same protective applications and are usually used together with varistors. The SAW Components segment focuses on surface acoustic wave technology, which has diverse signal filtering and frequency control applications in the radio-frequency spectrum. The technology used by the Company to

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacture SAW components has much in common with advanced semiconductor fabrication. The Ferrites segment produces cores for inductors made of soft magnetic ferrite, an iron-oxide-based synthetic material. This segment also includes transformers and other inductive ferrite components made by winding ferrite cores with wire, plus matching accessories.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that the disaggregated financial results for the reportable segments have been prepared using a management approach which is consistent with how management internally analyzes financial information for the purposes of making operating decisions. Generally, the Company evaluates performance based on net income (loss) before interest income and expense, taxes and minority interest (EBIT), and accounts for inter-segment sales and transfers as if the sales and transfers were to third parties, that is, at current market prices. Net sales are attributed to geographical areas based on the location of the customer.

Information on the business segments is presented in the following table:

Financial Information on Business Segments

(€ million)
	Capacitors	Ceramic Com- ponents	SAW Com- ponents	Ferrites	Elimi- nations	Consoli- dated total

2002

Net sales to third and related parties	429.0	384.0	425.1	73.6	—	1,311.7
Inter-segment net sales	—	—	—	1.1	(1.1)	—

Total sales	429.0	384.0	425.1	74.7	(1.1)	1,311.7

EBIT	(19.5)	(20.0)	5.5	(38.1)	—	(72.1)
Interest result, net						(6.4)
Loss before income taxes and minority interest						(78.5)
Depreciation and amortization	33.8	39.2	86.5	9.6	2.5	171.6
Capital expenditures	45.4	26.5	37.5	12.7	9.4	131.5
Total assets	463.1	377.3	396.2	107.0	—	1,343.6

2001

Net sales to third and related parties	641.5	556.5	552.5	154.8	—	1,905.3
Inter-segment net sales	—	—	—	2.3	(2.3)	—

Total sales	641.5	556.5	552.5	157.1	(2.3)	1,905.3

EBIT	101.7	83.5	22.5	0.2	—	207.9
Interest result, net						(2.2)
Income before income taxes and minority interest						205.7
Depreciation and amortization	36.0	35.0	110.9	9.6	2.4	193.9
Capital expenditures	91.0	69.7	161.1	21.7	5.4	348.9
Total assets	476.3	383.0	422.1	136.3	—	1,417.7

2000

Net sales to third and related parties	566.0	519.4	625.1	144.9	—	1,855.4
Inter-segment net sales	—	—	—	2.7	(2.7)	—

Total sales	566.0	519.4	625.1	147.6	(2.7)	1,855.4

EBIT	83.2	102.5	145.7	4.9	—	336.3
Interest result, net						(6.1)
Income before income taxes and minority interest						330.2
Depreciation and amortization	35.8	25.9	67.2	9.8	0.9	139.6
Capital expenditures	78.9	77.8	165.1	26.6	2.6	351.0
Total assets	410.7	359.2	422.2	124.3	—	1,316.4

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information on the principal geographical areas, net sales for the years ended September 30, 2002, 2001 and 2000, and identifiable assets as of September 30 in those years are presented in the following table:

Financial Information on Geographical Areas

As of September 30 (€ million)
	2002		2001		2000

	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets

Europe
Germany	317.1	243.2	486.6	261.4	412.5	236.5
Austria	28.7	94.9	44.0	123.1	41.4	102.0
Other	490.7	170.1	689.0	153.4	757.6	122.4
Asia Pacific	300.4	189.3	369.6	215.7	352.3	153.7
United States	95.3	24.3	182.0	30.7	200.5	22.2
Other	79.5	15.3	134.1	18.5	91.1	20.6

Total	1,311.7	737.1	1,905.3	802.8	1,855.4	657.4

20. Acquisitions

During the years ended September 30, 2002, 2001 and 2000, the Company made a number of relatively small acquisitions, all of which were accounted for under the purchase accounting method and included in the consolidated financial statements.

The Company adopted SFAS No. 141 Business Combinations which was effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations have to be accounted for by the purchase method and requires separate recognition of intangible assets apart from goodwill, if they meet contractual-legal criteria or a separability criterion. None of the Company’s acquisitions during the fiscal years ended September 30, 2002, 2001 and 2000 were significant to the Company’s results of operations for the respective periods.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In total the Company paid € 2.846 million in fiscal 2002 and € 30.085 million in fiscal 2001 net of cash acquired for acquisitions and incorporations. Goodwill of € 0.209 million in fiscal 2002 and nil in fiscal 2001 arose on these transactions.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1	Articles of Association of EPCOS AG (English translation), as amended in March 2002.

2.1

Form of Deposit Agreement between EPCOS AG, Morgan Guaranty Trust Company of New York and Owners and Holders of American Depositary Receipts (incorporated by reference to exhibit 4.1 of EPCOS’s Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

2.2	Form of Share Certificate (English Translation) (incorporated by reference to exhibit 4.2 of EPCOS’s Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

2.3	Form of American Depositary Receipt (incorporated by reference to exhibit 4.3 included in exhibit 4.1 of EPCOS’s Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

4.1

Contribution Agreement between Siemens Aktiengesellschaft, Matsushita Electronic Components (Europe) GmbH and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 29, 1999 (incorporated by reference to exhibit 10.1 of EPCOS’s Registration Statement on Form F-1
(File No. 333–10844), filed on September 20, 1999).

4.2

Shareholders’ Agreement by and between Siemens AG and Matsushita Electric Industrial Co., Ltd., Matsushita Electronic Components Co., Ltd. and Matsushita Electronic Components (Europe) GmbH, dated June 29, 1999 (incorporated by reference to exhibit 10.2 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.3

Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 30, 1999 (incorporated by reference to exhibit 10.3 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.4

Technical Cooperation Agreement between Matsushita Electronic Components Co. Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to exhibit 10.4 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.5

Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999)

4.6

Rental Contract for Commercial Business Space between Industrieverwaltungsgesellschaft Aktiengesellschaft and Siemens Matsushita Components GmbH & Co. KG, effective as of July 1, 1994 (as supplemented and amended) (as example of form of rental contract relating to 11 properties leased by SAW components product group) (incorporated by reference to exhibit 10.6 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.7

Rental Contract for Commercial Business Space between Siemens Immobilien Management GmbH & Co. oHG, represented by Siemensstadt-Grundstücksverwaltung GmbH & Co. oHG, and Siemens Matsushita Components GmbH, dated July 16, 1999 (incorporated by reference to exhibit 10.9 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.8

Rental Contract for Commercial Business Space between Siemens Aktiengesellschaft and Siemens Matsushita Components GmbH, dated August 6, 1999 (incorporated by reference to exhibit 10.10 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.9

Framework Agreement between Siemens AG and EPCOS AG Regarding Technical Developments of Siemens Central Technical Division, effective July 1, 1999 (incorporated by reference to exhibit 10.11 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.10

Memorandum by and between Ceramics Division of Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Components oHG, made and entered into as of July 7, 1998 (incorporated by reference to exhibit 10.12 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.11

Technical Know-How Agreement between EPCOS oHG and Matsushita Electronic Components Co., Ltd., made and entered into as of July 25, 2001 (Portions of the exhibit have been omitted pursuant to a request for confidential treatment).

4.12

Know-How License Agreement by and between Matsushita-Kotobuki Electronics Industries, Ltd. and Siemens Matsushita Components GmbH & Co. KG, made and entered into as of January 15, 1999 (incorporated by reference to exhibit 10.13 of EPCOS’s Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

8	List of Subsidiaries of EPCOS AG as of February 2003.

10	Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG (Registrant)

By:	/s/ BODO LÜTTGE
Dr. Bodo Lüttge Chief Financial Officer

Date: March 24, 2003

CERTIFICATIONS

I, Gerhard Pegam, certify that:

1.    I have reviewed this annual report on Form 20-F of EPCOS AG;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/S/ GERHARD PEGAM
Gerhard Pegam
Chief Executive Officer

I, Dr. Bodo Lüttge, certify that:

1.    I have reviewed this annual report on Form 20-F of EPCOS AG;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ BODO LÜTTGE
Dr. Bodo Lüttge
Chief Financial Officer