Form 20-F
period 2003-09-30
EPCOS AG
filed 2004-03-29
CIK 1095409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☒

For the fiscal year ended September 30, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

For the transition period from                  to

Commission file number: 1-14964

EPCOS AG

(Exact name of Registrant as specified in its charter)

N/A	Federal Republic of Germany
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

St.-Martin Strasse 53, D-81669 Munich, Federal Republic of Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share, no par value, notional value € 1	New York Stock Exchange

Ordinary shares, no par value, notional value € 1*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the trading of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2003: 65,300,000 ordinary shares, no par value, notional value € 1.

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

For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information – Exchange Rates.” On March 25, 2004, the noon buying rate for the euro was € 1.00 = $ 1.2170, translated from euros at the official fixed exchange rate. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. We discuss the impact of exchange rate fluctuations on our business below under Item 5. “Operating and Financial Review and Prospects” and Item 3. “Key Information.”

The consolidated financial statements for each of the years in the three-year period ended September 30, 2003 (the “Consolidated Financial Statements”) included in this Form 20-F, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

-i-

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

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	changes in our customers’ industries,

•	slower growth in significant markets,

•	decline in demand and more pronounced recessionary trends in our markets,

•	changes in our relationships with our principal shareholders,

•	the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations,

•	unforeseen environmental obligations,

•	interest rate levels,

•	currency exchange rates, including the euro – U.S. dollar and euro – Japanese yen exchange rates,

-ii-

•	increasing levels of competition in Europe, North America, Asia and other international markets for our products,

•	changes in laws and regulations,

•	interruption of production due to strikes,

•	unforeseeable events impacting the economy on a global basis, such as the war in Iraq and the SARS epidemic in 2003, and

•	general economic and business conditions and competitive factors, in each case on a global and regional basis.

We disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-iii-

-iv-

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

The selected consolidated financial data are derived from our Consolidated Financial Statements, which have been audited by the independent auditors KPMG Deutsche Treuhand-Gesellschaft AG. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein and in Item 5. “Operating and Financial Review and Prospects.” We have adopted the euro as reporting currency beginning with the fiscal year ended September 30, 2000. Our selected consolidated financial data for the fiscal year ended September 30, 1999 has been restated into euro using the official fixed exchange rate of DM 1.95583 = € 1.

The consolidated financial information presented below may not be indicative of our future performance. We describe some of the relevant risk factors below under “Risk Factors.”

	Fiscal year ended September 30,
	2003	2002	2001	2000	1999
	(euro in millions, except per share amounts)
Consolidated statement of income data:
Net sales	1,271.6	1,311.7	1,905.3	1,855.4	1,140.8
Gross profit	212.4	163.5	465.0	534.7	257.4
Operating income/(loss)	8.0	(77.5)	214.0	329.9	115.5
Net income/(loss)	6.7	(38.5)	148.6	240.0	75.8
Basic and diluted earnings/(loss) per share	0.10	(0.59)	2.28	3.68	—

	As of September 30,
	2003	2002	2001		2000	1999
	(euro in millions)
Consolidated balance sheet data:
Working capital (deficit)	228.3	26.9	59.4		115.6	(5.1)
Property, plant and equipment, net	649.5	737.1	802.8		657.4	438.4
Total assets	1,429.0	1,343.6	1,417.7		1,316.4	931.7
Short-term borrowings	96.7	126.4	109.8		43.5	63.4
Long-term debt, excluding current installments	215.0	65.5	49.7		58.3	87.2
Shareholders’ equity	638.7	642.2	695.3		624.9	276.6

	Fiscal Year ended September 30,
	2003	2002	2001		2000	1999
	(euro in millions, except per share amounts)
Other data:
Earnings/(loss) before interest, taxes and minority interest (“EBIT”)	5.5	(72.1)	207.9		336.3	115.5
Capital expenditures	98.4	131.5	348.9		351.0	180.5
Depreciation and amortization	157.3	171.6	193.9		139.6	102.5
Dividends per share	—	—	1.0	*	—	—

*	Declared on March 6, 2001 in respect of fiscal year 2000.

At September 30, 2003, we had 65,300,000 ordinary shares outstanding. Our basic earnings per share are calculated on the basis of the weighted average shares outstanding of 65,275,000 for fiscal year 2003, 65,288,838 for fiscal year 2002, 65,289,526 for fiscal year 2001 and 65,155,315 for fiscal year 2000. Due to the restructuring of group companies in fiscal year 1999 in connection with our IPO, the disclosure of historical earnings per share data for periods prior to the restructuring would be misleading and is therefore not presented. For potentially dilutive securities outstanding during the fiscal year ended September 30, 2003, see Note 15 to our Consolidated Financial Statements. Under a stock option plan adopted by our shareholders on September 28, 1999, we granted to our management and some of our employees

•	in October 1999, options to purchase 158,000 shares;

•	in November 2000, options to purchase a further 394,500 shares;

•	in February 2001, options to purchase a further 60,000 shares;

•	in November 2001, options to purchase a further 463,500 shares;

•	in November 2002, options to purchase a further 698,500 shares; and

•	in December 2003, options to purchase a further 495,000 shares.

For further information see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrant or Subsidiaries.” We did not pay any dividends in respect of fiscal years 2003, 2002 or 2001. Our dividends per share in respect of fiscal year 2000 amounted to $ 0.9274, based on the noon buying rate for € 1.00 on March 7, 2001, the date of payment.

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the Company as a whole. We believe that EBIT is a better measure of operating performance than net income since the latter includes interest income (expenses) and benefit (provision)

for income taxes. In some fiscal years, these line items may have a significant impact on the relative performance of our segments.

We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus interest income plus interest expense. The following table reconciles EBIT figure for each year shown in the table above to the net income reported for such year.

Reconciliation of EBIT to net income

	Fiscal Year ended September 30,
	2003	2002	2001	2000	1999
	(euro in millions)
Net income (loss)	6.7	(38.5)	148.6	240.0	75.8
Minority interest	(0.2)	(0.0)	(1.2)	(0.1)	0.2
Benefit (provision) for income taxes	10.2	40.1	(55.9)	(90.1)	(27.8)
Interest income	1.9	1.7	4.6	3.1	7.3
Interest expense	(10.7)	(8.2)	(6.8)	(9.2)	(19.4)

EBIT	5.5	(72.1)	207.9	336.3	115.5

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

Average exchange rates of U.S. dollars per euro

Average
Fiscal year ended September 30, 2003	1.0919
Fiscal year ended September 30, 2002	0.9208
Fiscal year ended September 30, 2001	0.8886
Fiscal year ended September 30, 2000	0.9549
Fiscal year ended September 30, 1999	1.0955

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2003 through March 2004:

Recent exchange rates of U.S. dollars per euro

	High	Low
September 2003	1.1650	1.0845
October 2003	1.1596	1.1833
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004 (through March 25, 2004)	1.2431	1.2088

The noon buying rate for euro on September 30, 2003 was € 1.00 = $ 1.1650. The noon buying rate on March 25, 2004 was € 1.00 = $ 1.2170.

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

If the anticipated recovery in the global economy and in the electronics industry takes longer than expected, the current decline in demand in the electronic component industry may continue, which could adversely affect our results of operations and may force us to incur additional restructuring charges. During the last three years, we and others in the electronic and passive component industry have experienced a decline in product demand on a global basis, resulting in decreased order inflow and intensified price pressure. The decline in product demand is primarily attributable to a collapse of the market for telecommunications infrastructure but is also a result of stagnation or further slowdown in nearly all of our other markets. In addition, our results in fiscal year 2003 were harmed by the consequences of the Iraq War and the epidemic “SARS”. The expected recovery of the world economy generally and in the passive component industry in particular may be delayed or show up as a seasonal effect only and turn again into a new slowdown. The decline in demand, as well as recessionary trends in the global economy, make it more difficult for us to predict our future sales, which also makes it more difficult to manage our operations, and could adversely impact our results of operations.

In addition, the decline in demand for our products could cause a significant drop in our average sales prices, which could, in turn, cause a reduction in our gross margins and operating profits. As a result of our accelerated effort to streamline operations in response to the continued weakness in the electronic components market at the time, we incurred substantial restructuring costs during fiscal year 2003 and may incur additional restructuring costs in future.

The collapse of the market for telecommunications infrastructure and stagnation in the mobile communications market may continue to hurt our sales and profitability. After rapid growth through fiscal year 2000, demand for telecommunications infrastructure products collapsed in fiscal year 2001, and has subsequently remained weak, as a result of the weakened financial situation of many telecommunications services providers, excess network capacity, market saturation and inventory adjustments throughout the entire value-added chain. Significantly lower sales of telecommunications infrastructure products and mobile communication products, caused mainly by price erosion, has harmed sales of ferrites and surface acoustic wave (SAW) components, as well as of ceramic components and capacitors, reducing our profitability and the growth of the Company as a whole. We believe full recovery in the mobile communications market can be expected to occur only after a process of consolidation among mobile communications services providers and an increase of demand through the availability of attractive services like multimedia messaging and new handset models. We have also experienced decreases in orders and pressure from our customers to reduce prices in other industries as well, which in turn has reduced our profitability. It is still unclear when or if this price erosion will moderate to any significant extent or telecommunications or other markets will recover. Our sales and profitability may be hurt by any failure or delay in the occurrence of these events.

Exchange rate fluctuations could affect our ability to price our products competitively. Many of our competitors are based in Japan, the United States and other countries whose currencies fluctuate against the euro. Our business will suffer if we are unable to compensate for any competitive advantage others may derive from having a substantial portion of their costs based in another currency if this currency should weaken vis-à-vis the euro. If our competitors benefit from weakening currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins. This was the case in particular in fiscal year 2003, when the increasing devaluation of the U.S. dollar and Yen intensified price erosion for our products.

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

We must consistently reduce the total costs of our products to combat the impact of downward price trends. Our industry is intensely competitive, and prices for existing products tend to decrease steadily over their life cycle. While unusually rapid growth in demand in a number of product families during fiscal year 2000 and the beginning of fiscal year 2001 tended to mitigate this trend, pricing pressure increased later in 2001 and intensified in fiscal years 2002 and 2003 as demand declined. As a result, there is substantial and continuing pressure from customers to reduce the total cost of using our parts and components. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. For a more complete discussion of the competitive factors affecting our major markets, see Item 4. “Information on the Company – Competition.”

We must continue to develop innovative products and production techniques to combat downward price pressure for our products and to meet market requirements. Sustaining and improving our profitability depends a great deal on our ability to develop new products quickly and successfully to customer specifications. Pressure on the prices of our products increases with the age of the product. Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced severe price pressure in the last two fiscal years. We have traditionally resisted downward pricing trends in part by offering products with new technologies or applications that offer our customers advantages over older products. We also seek to maintain profitability by developing products to our customers’ specifications that are not readily available from competitors’ stocks. Developing and marketing these products requires continuous investment. If we are unable to develop innovative products and production techniques, our competitive position and profitability will suffer.

Our efforts to expand our business in Asia and elsewhere may lead to increased competition with our shareholder Matsushita and harm our growth and our cooperation with them. Unlike Siemens, which has ended its involvement in the passive components industry, our shareholder Matsushita, which is one of the world’s largest manufacturers of passive components, remains active in this area. We expect to face increased competition with Matsushita as we continue our expansion in Asia, where Matsushita has especially strong market positions. As a result of Matsushita’s sale of most of its stake in EPCOS in our initial public offering as well as general market developments, Matsushita may also seek to expand its business in our traditional home markets in Europe. Increased competition with Matsushita may harm our growth. Although we have entered into cross license and technical cooperation agreements to govern our cooperation with Matsushita, its reduced stake in EPCOS and the possibility of more intense competition between the two companies may also hinder cooperation. Difficulties in this relationship may harm our ability to design or sell some of our products.

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

Environmental laws and regulations may expose us to liability and increase our costs. Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In the past, we have incurred some costs in connection with liability for remediation of soil and groundwater contamination. In addition, on February 13, 2003, two directives of the European Union governing waste electrical and electronic equipment and restricting the use of specified hazardous substances in electrical and electronic equipment became effective. These directives require equipment vendors to take back used equipment and ban lead, cadmium, mercury, hexavalent chromium and some flame-retardants in electronic components. These directives could adversely affect our manufacturing costs or product sales because they may force us to change production processes or use more costly materials for our products in order to make them capable of withstanding the higher temperatures required for lead-free soldering processes that our customers use. For further details, see Item 8. “Financial Information – Legal Matters – Environment.” As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical manufacturing activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmentally compliant manufacturing facilities. By restricting or prohibiting the distribution of our current products, environmental regulations could also harm our business by forcing us to increase research and development expenditures and by shortening the useful sales lives of our products.

We might be faced with product liability or warranty claims, either directly or indirectly through our customers. Despite extensive quality assurance measures, there remains a risk that defects may occur in our products. Such defects could, in turn, lead to defects in our customers’ products that incorporate our products. The occurrence of defects in our products could give rise to warranty claims against us or to liability for damages caused by such defects to our customers or to the customers of our customers. Such defects could also lead to liability for consequential damages. Defects in our products could, moreover, impair the market’s acceptance of our products. Any of these events could have a material adverse effect on our business and financial condition.

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

A decline in the value of the euro could reduce the value of your investment and any dividends you receive. Fluctuations in the exchange rate between the dollar and the euro have affected and will continue to affect the dollar equivalent of the euro price per share and the dollar value of any cash dividends. If the value of the euro relative to the dollar declines, the market price of the ADSs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the dollar amounts received by ADS holders on the conversion of any cash dividends paid in euro on the shares.

Because U.S. investors may be unable to participate in future rights offerings, your percentage shareholding may be diluted. Except in limited circumstances, German public companies must offer preemptive rights to existing shareholders when issuing new shares. For reasons relating to U.S. securities laws or other factors, U.S. investors may not be able to participate in rights issues we may choose to make and may face dilution as a result.

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

With effect from October 1, 2002, we modified our organizational structure in response to changing market conditions. These modifications resulted in the following changes of our segment structure: Microwave ceramic filters and multilayer ceramic modules were transferred from the ceramic components segment to the SAW components segment, which reflects that modules are evolving more and more into complete solutions also integrating SAW filters. In addition, inductors, which used to belong to the capacitors segment, were combined with ferrites in the new ferrites and inductors segment because we process a continuously increasing share of our ferrite cores into inductive components. Following this change, our business is organized into the following four segments:

1.	Capacitors: Capacitors store electrical energy. Applications for capacitors range from mobile phones to automotive and industrial electronics to high speed trains.

2.	Surface acoustic wave (SAW) components: SAW components run surface acoustic waves over a piezo ceramic wafer to filter radio frequency signals. Piezo is a shortened term for piezoelectric ceramic crystal, which is a material that has the ability to expand and contract with the application of electric current. Their filtering properties make SAW components an essential part of modern information technology. SAW components are used extensively in today’s mobile and cordless phones, televisions, video recorders and satellite receivers.

3.	Ceramic components: Ceramic components use the properties of ceramic materials to filter electronic signals, regulate temperatures and protect electronic devices. Our products in this segment cover applications in the mobile communications, automotive, industrial consumer and household electronics markets.

4.	Ferrites and inductors: Ferrites concentrate electromagnetic energy for beneficial uses in high signal frequency applications. This segment also includes transformers and other finished inductors made by winding ferrite cores with wire, as well as some accessories. Ferrite cores are the heart of inductors used in telecommunication switches, consumer and household electronics and industrial electronics. Electromagnetic compatibility (EMC) components, which also belong to this segment, suppress high frequency electromagnetic radiation in electronic devices and inductors based on ceramic cores for high frequency applications.

We explain the basic function of these different categories of electronics parts and components below under “– The Passive Components Industry.” You can find more specific information about the types of products we make and their typical applications below under “– Products.”

The following table shows the total sales by segment in each of the last three fiscal years:

Total sales by segment

	Fiscal year ended September 30,
	2003	2002*	2001*
	(euro in millions)
Capacitors	350.4	355.9	532.3
SAW components	403.8	471.2	635.2
Ceramic components	355.8	338.0	473.7
Ferrites and inductors	161.6	146.6	264.1

*	Restated for comparability in accordance with segment change effective October 1, 2002.

Our production and design facilities are located throughout Europe, the Asian region and the Americas, and our sales network covers over 85 countries worldwide, either directly or through partners such as Siemens and agents. The table below shows net sales based on the location of the customer in each of the last three fiscal years:

Total sales by region

	Fiscal year ended September 30,
	2003	2002	2001
	(euro in millions)
Europe	798.7	836.5	1,219.6
Asia	328.9	300.4	369.6
United States	75.6	95.3	182.0
Other	68.4	79.5	134.1

Following a period of growth up to 2001, the European market for passive components, which is characterized largely by telecommunications and automotive and industrial electronics, deteriorated substantially in later periods of fiscal year 2001 and especially during fiscal year 2002. In fiscal year 2003, sales in the European market declined further, but Germany’s share thereof rose, reflecting the strength of German companies in industrial and automotive electronics markets. We expect that growth in the European market will be moderate in the coming years. Production of mass-market consumer goods and electronic data processing equipment has increasingly shifted to the Asian region over the last twenty years, with many European companies transferring production to remain competitive with local producers. Passive components markets in the Asian region witnessed strong growth rates through 2001, a trend we expect to resume in the coming years. Additionally, we are benefiting from stepping up our presence in this key growth region. The North American market showed very little growth in electronic data processing equipment and automotive electronics in fiscal years 2001 and 2002. In fiscal year 2003, the sales in the United States declined further due to the ongoing relocation of production sites in the Asian region.

We structure our product offering to meet the needs of the principal industry groups that we serve: telecommunications, automotive, consumer and industrial electronics and electronic data processing equipment. Most of these industries have a strong presence in our European home market and require increasing amounts of the technologically advanced passive components that form the core of our business. For instance, in industrial electronics, greater use is being made of renewable energy sources such as wind and solar energy, and demand for electronic components for the associated generators and control systems is rising. Our customers comprise equipment manufacturers, as well as other companies that make component modules for equipment manufacturers. To satisfy customers that increasingly seek to reduce the number of their suppliers, we offer one of the most comprehensive product spectra in the industry. Our product line is characterized by quality, technological sophistication and innovative design. We focus our product development efforts on areas of particular importance to our key customers, such as modules (which integrate a variety of components in and on one substrate), high-end tantalum chip capacitors, piezo stacks (mainly for advanced fuel injection systems) and SAW components for third-generation telecommunications equipment. We also offer commodity components where we believe we can do so profitably by building on our existing technological know-how.

We sell our products through our own sales network in most of Europe, North America, the Asian region and Brazil. In fiscal years 2002 and 2003, we expanded our sales network in Asia by establishing new EPCOS subsidiaries in China and in Taiwan. Since October 1, 2000, we have assumed from Siemens sales companies the responsibility for sales of our products in China, Finland, France, India, Japan, Sweden and the United Kingdom. In other countries we continue to rely on the Siemens group sales network. Sales to Siemens sales companies for resale have declined, from 38.0% in fiscal year 2000 to 8.0% in fiscal year 2001, 2.9% in fiscal year 2002 and 2.8% in fiscal year 2003 of our net sales. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 10.5% of our net sales in fiscal year 2003, 11.1% in fiscal year 2002 and 10.2% in fiscal year 2001.

Sales to Siemens for use in its own products accounted for 14.5% of our net sales in fiscal year 2003, 14.4% in 2002 and 14.7% in 2001. No other customer accounted for more than 10% of our net sales in fiscal year 2003. Our ten largest customers in fiscal year 2003 were Bosch (Germany), Disway (Italy), Elcoteq (Finland), Flextronics (Singapore), Jabil (U.S.), Motorola (U.S.), Nokia (Finland), Philips (Netherlands), Samsung (Korea) and Siemens (Germany). These customers accounted for about 43% of our net sales in fiscal year 2003. For many of our customers, some or even most of our sales are to one or more of their foreign subsidiaries.

The Passive Components Industry

The fundamental categories of passive electronic components include resistors, capacitors, inductors and filters. All of these are devices or combinations of devices that offer resistance to an electric current. The resistance may depend on voltage, as in a varistor, or temperature, as in a thermistor. The resistance of a passive component may also vary with the frequency of alternating current applied to the device. As the frequency increases, the resistance may go down, as in a capacitor, or it may go up, as in an inductor. In a filter, it is lowest (or highest) around a specified frequency and higher (or lower) for other frequencies.

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

Although consumption of passive components has been increasing over time, the market has experienced periods of decline, reflecting the cyclicality of the markets for all the types of products that use passive components. In 2002, the passive components industry experienced a downward trend caused by recessionary trends, the collapse in the market for telecommunications infrastructure, stagnation in the mobile communications market and weak consumer demand. In 2003, the downward trend in the market for telecommunications infrastructure continued and demand in the industrial electronics also further declined. The overall situation improved only slightly compared with 2002. As demand begins to fall in a downturn, purchases of passive components tend to decline rapidly because manufacturers wish to reduce their own inventories of parts and components as their needs decline. On the other hand, as equipment manufacturers perceive increases in demand for their own products, they tend to increase their stocks of electronic components rapidly so as not to risk being caught short as their suppliers come under pressure. This cycle is similar to, although less pronounced than, the semiconductor cycle since a significant portion of the demand for passive components is for products that are based on or incorporate semiconductors.

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

One of the most important developments in the passive components industry in the past twenty years has been the shift to surface-mounted devices. This trend has been driven by the semiconductor industry’s dramatic success in reducing chip size while increasing the number of transistors or other devices on a single chip. Their success in miniaturization has put pressure on the passive components industry to make smaller components. Increasing automation in electronic equipment manufacturing at the same time has increased demand for sturdier and more easily mountable products. Advances in materials and manufacturing technologies over the last twenty-five years have made it possible to produce sturdier and smaller passive components that can be mounted rapidly and at high density directly on printed circuit boards using short electrodes in place of fragile wire leads. These features are especially useful in mobile telephones, laptop computers and other applications that place a premium on small size, mass production and low cost. The increasing functionality of these devices may also call for a larger number of passive components as well as further miniaturization. Therefore, electronic equipment manufacturers are working closely together with electronic component manufacturers to develop integrated passive devices that comprise several single components or component functions in one surface-mounted device.

Strategy

We are a leading global designer and manufacturer of a broad range of passive electronic components. Our business objectives are to maintain and enhance our position as the largest supplier of passive components in Europe and to further improve our position in the Americas and in the expanding markets of the Asian region. We seek to grow our business profitably at above market rates. To achieve these goals we have implemented an integrated strategy incorporating the following main elements:

Continue to focus on the fastest growing and technologically most demanding sectors within the passive components industry. We intend to build on and further improve our traditional strengths in designing and manufacturing passive components for the automotive, telecommunications, high-end industrial, consumer electronics and electronic data processing industries. We also continuously seek to intensify our customer relationships with electronic manufacturing service (EMS) providers by, for example, offering outstanding logistical services. To gain market share and to take advantage of the further need for miniaturization in the mobile telecommunications industry, we are improving our product offering for SAW components and modules. To capitalize on the trend towards increased use of electronics in the automotive industry, we are increasing the performance of a variety of our capacitors and ceramic components and are offering new solutions, such as for fuel injection and various sensor applications. We are enhancing our product offerings for applications in the evolving markets for digital media and optical communication networks. We intend to continue to identify and exploit opportunities in these and other rapidly growing markets. We explain these products and applications in more detail below under “– Products.”

Accelerate our cost reduction program. Success in our business requires a continuous focus on cost reduction and productivity improvement. In Spring 2001, in response to deteriorating conditions in our industry, we introduced a cost-cutting program. We intensified this program during fiscal year 2002 and 2003 as the world economy and electronic equipment market failed to recover. In fiscal year 2003, we combined all of our cost-cutting activities under the program COMPETE, which also includes a company-wide campaign to become a six-sigma enterprise. In addition, we further reduced the number of our employees in countries with relatively high labor costs significantly in fiscal year 2003. We have also extended our purchasing initiative to lower our cost base. In order to guarantee our competitive strength, we plan to continue optimizing our advanced manufacturing processes, intensifying our efforts to reduce the cost of materials and to reduce costs by further increasing the efficiency of our production and logistics processes at all our facilities in order to optimize the supply chain from our customers through to our suppliers. As part of this effort, we have begun to implement a new Enterprise Resource Planning software package that includes supply chain and customer relations management and other functions.

Restructure and relocate manufacturing operations. As a consequence of the deterioration of business expectations, we have intensified the relocation of manufacturing operations for labor-intensive processes and products to lower-cost countries in Eastern Europe and to Brazil, India, Singapore, Malaysia and China. In our capacitor segment, the main relocations were from Heidenheim, Germany, to Szombathely, Hungary, and Gravataí, Brazil (in aluminum electrolytic capacitors), and from Heidenheim, Germany, to Málaga, Spain (in power capacitors). In ceramic components, we are relocating parts of our manufacturing operations from Berlin, Germany, and Deutschlandsberg, Austria, to Zhuhai, China and Malaysia. In addition, manufacturing capacity was transferred from Germany to Singapore (in SAW components) and from Germany and France to the Czech Republic, India and Hungary (in the ferrites and inductors segment).

Expand and enhance the development of advanced components. Our business is characterized by an increasing rate of technological change. The diversity of our product portfolio, the applications and industries we serve, the technologies we master and our close and continuing dialogue with customers help us to identify promising development opportunities and to act on them quickly. For example, we offer ceramic technologies that allow us to put increasing numbers of passive components on and in a single small module. In addition, we have continued to improve the production of and technology for our ultra capacitors, which bridge the technological gap between batteries and capacitors, and expanded our production of piezo ceramic components for fuel-injection systems. Our product development efforts also include new temperature-sensing systems for automotive applications and new materials for capacitors and ferrites. In fiscal year 2003, we completed several research and development projects, which resulted in reduced research and development expenditures compared with fiscal year 2002. We intend to continue to focus our research and development efforts to adapt quickly to new technological trends and to ensure that we are well-positioned in high growth markets. We describe the products and technologies that we believe have particularly promising market potential in greater detail under “- Research and Development” below.

Continue to deliver customer-oriented innovation and service. We strive to anticipate our customers’ needs faster than our competition through continuous dialog and close collaboration during all stages of the design and production process. To satisfy the high technical performance requirements of our customers, we focus on innovative products tailored to meet the needs of a particular customer or application. Most of our sales force are trained as engineers, and their understanding of our products and customers’ design needs forms a significant part of our close technical cooperation with our customers. As in previous years, we have continued to establish our own sales companies in some of the countries where Siemens’ regional companies used to handle our sales. In fiscal year 2003, we handled substantially all of our worldwide sales through EPCOS companies.

Further globalize production and sales. We are especially focused on expansion in sales in the Asian and North American markets. Particularly in the Asian market, we have been increasing both the size and the level of qualification of our sales force as a means of improving sales growth. In tandem with our customers, we are increasingly globalizing our production by shifting some of our production operations to the Asian region, Eastern Europe and other regions with high growth potential. In fiscal year 2003, we continued to relocate product lines to lower cost countries such as Brazil, China, Hungary, India and Spain (for capacitors), to China and Malaysia (for ceramic components), to China and Singapore (for SAW components) and to the Czech Republic, Hungary and India (for ferrites and inductors). In addition to this relocation process, we have continued our efforts to train our personnel, our temporary staff and our subcontractors and to increase our engineering staff and know-how at these low cost sites. We plan to expand our global production further through joint ventures and acquisitions when attractive opportunities arise.

Reduce our exposure to demand cycles. We aim to reduce our exposure to the effects of individual industry business cycles on our operations by increasing our sales efforts in the Asia region and the Americas. We believe that outsourcing selected labor intensive processes to subcontractors is also reducing our manufacturing costs and increasing our flexibility to react to demand cycles. Through our complementary portfolio of products designed for the automotive, telecommunications, industrial, electronic data processing and household and consumer electronics industries, we serve a wide range of customers, thereby limiting our susceptibility to industry-specific demand cycles.

Products

We offer an extensive line of electronic parts and components, aimed at providing our customers with a “one stop” source for their needs. We design, manufacture and market our products for a wide range of applications across different industries. The following sections describe the main product families for each of our four segments and some of their typical applications. We discuss the major customers and markets for each segment in more detail under “- Customers and Markets” and the key manufacturing locations for each segment under “- Description of Property.”

Capacitors

Our capacitors segment includes five product families: film capacitors, power capacitors, tantalum capacitors, aluminum electrolytic capacitors and ultra capacitors. The various capacitor product families are distinguished mainly by how they are manufactured and the material they use as a dielectric, although power capacitors, which use a variety of dielectrics, differ from other families mainly in their applications.

We believe that we are the world’s largest manufacturer of power electronic capacitors and that we have the largest market share in Europe for aluminum electrolytic and tantalum electrolytic capacitors. In 2003, we entered into a cooperation agreement with Continental Temic for the development of components for power electronics in hybrid vehicles. We believe that this cooperation will enable us to attain a leading position for the delivery of power capacitors in the automobile industry. In fiscal year 2003, we strengthened our technology leadership in the field of tantalum capacitors by enhancing our product portfolio, mainly in the area of low equivalent serial resistance capacitor solutions, and by ramping up our new polymer production equipment.

The following table shows some examples of the industries that use our capacitors and typical applications for each product family. Capacitor product families are listed in order of their contribution to our fiscal year 2003 net sales.

Product family	Industries	Applications
Tantalum capacitors	Telecommunications	Mobile telephones, base stations, xDSL, laptops
	Electronic data processing	Servers
	Automotive electronics	Airbags, antilock braking, gear and engine management, car entertainment and navigation systems

Aluminum electrolytic capacitors	Industrial, automotive and consumer electronics	Switched mode power supplies
	Lighting	Drives, inverters, Uninterruptible power supplies (UPS), electronic ballast, motor management, energy saving lamps

Film capacitors	Lighting	Energy saving lamps, electronic ballasts, high intensity discharge (HID) lamps, fluorescent lamps
	Consumer electronics	Multimedia
	Automotive electronics	Motor management systems, EMC protection and lighting systems

Power capacitors	Traction systems	Electric locomotives
	Electrical power transmission	Power-factor correction
	Consumer electronics/Home appliances	Air conditioners, washing machines and refrigerators

Ultra capacitors	Automotive and industrial electronics and traction systems	Electric and hybrid vehicles Energy storage devices, power quality

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

Our aluminum electrolytic capacitors have many industrial applications in the power supply and power electronics fields. The substantial majority of our aluminum electrolytic capacitors are designed for use in drives and switched mode power supplies for the industrial, automotive and consumer electronics industries, as well as for other applications in traction systems and lighting. Aluminum electrolytic capacitors use thin foils of very pure aluminum as their positive electrodes. The electrode surface area is increased by electrochemical etching. This large surface area, combined with an ultra thin aluminum oxide dielectric, enables us to produce smaller, lighter and especially reliable capacitors.

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

Our ultra capacitors can store energy in a very high density compared with other types of capacitors. Ultra capacitors are storage devices that possess extremely high capacitance values together with relatively low internal resistances. Thus, they are able to store and deliver much higher electrical energy than aluminum electrolytic capacitors of the same size with a power output significantly higher than batteries. Ultra capacitors are therefore able to fill the performance gap in terms of energy density and power density between capacitors and rechargeable batteries. They have applications in power supplies, automotive electronics and industry. We believe that this technology will create many new applications requiring high-energy density with short charge and discharge cycles.

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

Our SAW components segment is the world market leader in the design and production of SAW devices. We believe that we design and manufacture the broadest range of any company manufacturing SAW devices and that our products cover most price and performance levels for nearly all existing applications. We pioneered the widespread application of SAW technology in consumer electronics. We have generated an increasingly significant portion of our net sales by entering new markets for our products, including keyless automobile lock and alarm systems in 1990, mobile telephones in 1992 and mobile communications base stations in 1996. In the last two fiscal years, we have focused on combining our integrated passive circuits with our SAW technology to provide complete solutions, such as front-end modules for mobile phones. Our competitive strength in the area of fast design and our reputation for consistently high technical performance have enabled us to become the market leader in almost all of the applications for which we manufacture SAW devices. With our production and design facilities in Munich (Germany), Singapore and Deutschlandsberg (Austria), we are able to work closely with our customers to quickly design products to their specifications and produce them in locations convenient to their plants. This allows us to customize products and to deliver them more quickly than many of our competitors. We began operations in our Singapore facility in June 1998 to design and deliver SAW components to our customers in the rapidly growing Asian markets. In March 2001, we started production in a second plant in Singapore and in a facility in Wuxi, China.

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

Ceramic components

The main product types of our ceramic components segment are thermistors, multilayer ceramic capacitors, varistors, piezo stacks and surge voltage arresters. The first four product families comprise components that make use of the physical properties of ceramics, while our surge voltage arresters are mainly made of gas-filled ceramic tubes. Like varistors, when voltage exceeds a safe level they divert power surges away from electronic equipment to protect it from damage.

Our ceramic components segment is one of the global market leaders in the design and production of ceramic electronic devices. We believe that our ceramic components product line is one of the industry’s most comprehensive, and we cover all of the most significant applications for each of our markets, including the mobile communications and automotive, industrial, consumer and household electronics industries. We believe that in terms of market share we are the leading global manufacturer of thermistors, varistors and gas-filled surge voltage arresters and the sole manufacturer of piezo stacks. We support our customers intensively by designing products to meet their specific needs and aiding them with product applications. We believe that our manufacturing processes for ceramic components are among the most advanced in the industry and that our expertise in mixing our own ceramic powders gives us an important advantage over most competitors.

Important recent developments in the ceramic components segment include the development of thermistors that can control evaporation in systems such as automotive air conditioners and of multilayer varistor arrays for applications requiring miniaturization. Using surge voltage arrester technology, we have developed switching spark gaps for use in high-intensity automobile headlights and high-intensity xenon professional projectors. Our surface-mounted product range includes multilayer ceramic capacitors, thermistors and varistors. We are especially strong in energy varistors, which are used to protect power lines from lightning.

The following table shows some examples of the industries that use our ceramic components and surge voltage arresters and typical applications for each type of product. Our ceramic components product families are listed in order of their contribution to fiscal year 2003 net sales.

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

Our piezo stacks belong to the family of multilayer ceramic components. If a voltage is applied to a piezoelectric crystal, its dimensions change. Piezo stacks boost the efficiency of modern diesel engine common rail injection systems. They are currently mainly used in injection systems made by Siemens VDO in Regensburg, Germany. We believe that they may become an industry standard within a relatively short period of time. Advantages are improved combustion of fuel, higher efficiency and 15% lower fuel consumption, substantially reduced exhaust emission and reduced noise emission. In December 2003, we entered into an agreement with Robert Bosch GmbH for the supply of piezo actuators for diesel injection systems. This agreement is scheduled to run at least until December 2008. It is anticipated that the number of units to be supplied will increase significantly over the next years through 2008. Additionally, we expect to start production of piezo actuators for Bosch gasoline injections systems in 2005.

Ferrites and inductors

Our ferrites and inductors segment offers a broad range of standardized and custom-made soft ferrite cores for inductors, transformers and EMC components. Ferrite is a versatile magnetic material made from iron oxide and other metallic oxides. Ferrite cores concentrate electromagnetic energy and thereby improve efficiency and reduce weight in transformers and other electrical devices using inductors. In contrast to hard ferrites, which are permanent magnets, soft ferrites are magnetic only when exposed to an alternating electric current. EMC components consist of specialized inductors and capacitors or filters combining inductors and capacitors. EMC components are generally used to enhance the performance of electronic equipment, to reduce electromagnetic interference generated by electronic equipment and to protect electronic equipment and electrical circuits from interference.

We believe that we are the second-largest soft ferrite core manufacturer worldwide in terms of sales and have the largest market share in Europe for EMC components. We emphasize high-performance products that make use of our traditional strengths in materials design. Our high-performance products include cores for telecommunications applications.

The following list provides some examples of the principal industries and applications that use our ferrite cores and inductive ferrite components:

Product family	Industries	Applications

Ferrites	Telecommunications	Advanced digital transmission technologies

	Industrial electronics	Switched mode power supplies

	Lighting equipment	Transformers for electronic ballasts

	Automotive electronics	Theft protection systems

EMC components	Automotive electronics	Engine management, airbags, antilock braking systems

	Industrial and consumer electronics and appliances	Switched mode power supplies, EMC protection and lighting systems

	Telecommunications	Base stations, xDSL

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

Our EMC components cover a wide range of sizes, running from surface-mounted inductors to large models for high-current applications. They can be used to suppress high-frequency radiation and for other high-frequency applications in central electrical systems for automobiles and in starters for fluorescent lighting, color televisions, disk drives, elevators, lasers, telecommunications, electronic data processing equipment and many other systems and devices. EMC components are frequently used to bring electronic equipment into compliance with regulations that limit radio frequency emissions.

Sales and Marketing

We sell our products through our own sales network in Germany, Scandinavia, the United Kingdom, France, North America, the Asian region, Japan, India and Brazil. In other countries in Europe and around the world, we rely on the Siemens group sales network. The portion of our sales handled by Siemens sales companies has, however, been decreasing in recent years. Sales to Siemens sales companies for resale accounted for 2.8% of our net sales in fiscal year 2003. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 10.5% of our net sales in fiscal year 2003. The majority of Siemens sales personnel who are responsible for selling our products are dedicated exclusively to this activity.

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

We strive to develop and strengthen long-term relationships with our customers by providing strong technical support and responding quickly to their needs. Our sales to major customers are typically covered by annual contracts establishing a framework for determining volumes and prices. Many of our largest customers regularly provide us with forecasts so that we can optimize our production schedule and better accommodate their volume and timing needs. In many cases, we offer customers consignment stocks or just-in-time delivery. Customers may obtain information on availability of our products over the Internet. Many customers take advantage of our next-business-day delivery service for small quantities of components they need from time to time for their own research and development activities or to keep their production lines running in emergencies.

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

For additional information on our segments and the sales allocable to them, see Note 20 to the Consolidated Financial Statements.

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

Our ten largest customers account for a little less than one-half of our net sales. Purchases by the Siemens group for use in its own products accounted for 14.5% of our net sales for fiscal year 2003. As noted above under “Sales and Marketing,” sales to Siemens sales companies for resale accounted for an additional 2.8% of our net sales in fiscal year 2003. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 10.5% of our net sales in fiscal year 2003. No other customer accounted for more than 10% of our net sales in fiscal year 2003. The following table shows the most significant customers for each segment, although our most significant customers for the capacitors and ceramic components segments vary considerably from product family to product family.

Segment	Principal customers
Capacitors	Bosch (Germany), Delphi (U.S.), Nokia (Finland), Osram (Germany), Robicon (U.S.), Sagem (France) and Siemens (Germany)

SAW components	Ericsson (Sweden), General Instruments (U.S.), Motorola (U.S.), Nokia (Finland), Philips (Netherlands), Sagem (France), Samsung (Korea), Siemens (Germany) and Sony (Japan)

Ceramic components	Behr (Germany), Bosch (Germany), David & Baader (Germany), Nokia (Finland), Philips (Netherlands), Siemens (Germany) and Valeo (France)

Ferrites and inductors	Alcatel (France), Bosch (Germany), Delta (Taiwan), Eldor (Italy), Lucent (U.S.), Pulse (U.S.), TTC (France), Osram (Hong Kong) and Siemens (Germany)

Capacitors. In this segment, we have our highest market shares in Europe, where industrial electronics and telecommunications have traditionally been strong. We expect much of our future growth in the capacitors segment to come from telecommunications and automotive electronics applications.

SAW components. We design and manufacture a wide variety of technologically advanced, competitively priced filters for use at every level in the mobile communications market. Our consumer electronics customers primarily produce goods for the mass market, mainly television sets. SAW filters are a key component in these products and directly affect their quality. Within the five years since entering the microwave ceramics market, we have become the third largest producer worldwide.

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

Ferrites and inductors. Finished products incorporating our ferrite cores are used predominantly in the telecommunications and industrial electronics industries. We believe that end users in these industries account for the vast majority of our sales of ferrite cores and related accessories. While our market shares vary by region and product family, we are strongest in Europe, where many of our primary customer industries are located. To expand our market share in Asia, we are increasing our production at our facilities in India and China. We are also reducing our material costs by purchasing a larger proportion of raw materials from Chinese suppliers.

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

While the weighting of the relevant factors affecting competition varies by product family and application, we believe that competition in our markets is driven primarily by the ability to design and deliver a broad range of price-competitive, innovative, high-performance products in sufficient quantities and in a timely manner. Other factors affecting competition include the quality of customer service and technical support and the ability to design products rapidly to customer specifications. Innovation in product design is an important competitive factor in most of our product families. Film, tantalum and multilayer ceramic capacitors and products in some of our other product families tend to be more standardized, making cost and speed of delivery the most significant competitive factors. Since many of our competitors are based in Japan and the United States, the value of the Japanese yen and of the U.S. dollar versus the euro has had an impact on our competitiveness. In this context, the persistent weakness of the U.S. dollar plays an important role since the market for passive components is essentially dollar-based around the world, even within the euro zone.

Many of our current and potential competitors have entrenched market positions, established patents and intellectual property rights and substantial technological capabilities. Increased competition could reduce our revenues and profitability by reducing demand for our products or forcing us to lower prices. We contend with competition from companies promoting alternative technologies that may render some of our products or product applications obsolete. Our shareholder Matsushita produces many components that we produce. As we have expanded in the Asian region, we have increasingly come into direct competition with Matsushita, especially in the area of capacitors.

The intense competition of Chinese manufacturers offering aggressive pricing in our European home-market continued in 2003. Some of these manufacturers offered their products below cost and caused a drastic price erosion. This trend may continue in the following years.

Our principal competitors vary by segment, and to a lesser extent by product family and application within the segments. The following table shows our key competitors for each segment.

Segment	Competitors
Capacitors	Kemet (U.S.), Vishay (U.S.), AVX (U.S.), Matsushita (Japan), Nichicon (Japan), Rubycon (Japan) and Nippon Chemicon (Japan)

SAW components	Fujitsu, Murata, Matsushita and Toshiba (all Japan)

Ceramic components	Murata (Japan), TDK (Japan), Matsushita (Japan) and AVX (U.S.)

Ferrites and inductors	TDK (Japan), Ferroxcube (Netherlands) and Samhwa Electronics (Korea) in ferrites; Schaffner (Switzerland), TDK (Japan) and Taiyo Yuden (Japan) in EMC components

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

In fiscal year 2003, research and development expenditures decreased by € 24.6 million to an amount of € 69.4 million, reflecting the developments in our business overall. In addition, in fiscal year 2003, we completed several research and development projects, which also resulted in reduced research and development expenditures. For example, in 2003, we unveiled the world’s smallest front-end module for wireless local area network applications. At 5.4% of net sales, research and development expenditures are now coming close to our long-term average between 4% and 5%. With this, we believe that we continue to spend more for research and development in terms of percentage of net sales than the average in our industry segment. As of September 30, 2003, we employed about 530 people in research and development positions. In addition to our own research and development efforts, we work closely together with the research and development facilities of our former parent companies Siemens and Matsushita, as well as with research institutes and universities. In fiscal year 2003, we entered into a research and development agreement with Robert Bosch GmbH for the development of piezo actuators for diesel and gasoline injection systems, which is another step toward consolidating and extending our position in the automotive electronics market.

We endeavor to align our research and development efforts to the specific needs of our customers and to take into consideration the current trends towards miniaturization, integration, increased complexity and the use of the components at increasingly higher temperatures and frequencies. We continue to focus our research and development efforts on reduction of costs, miniaturization and increased performance of our products, as well as on more efficient manufacturing techniques and high performance raw materials with reduced environmental impact. In fiscal year 2003, we concentrated on the following research and development projects:

•	Modules based on our own process for integrating multiple passive components in multilayer ceramic devices. This new process has enabled us to develop new products and applications with continuously growing levels of complexity. In addition, we are combining our integrated passive circuits with our SAW technology, as well as discrete and integrated semiconductors, thus providing complete solutions such as front-end modules for mobile phones to the benefit of our customers.

•	Bulk acoustic wave resonators based on thin-film technology to supplement our SAW and microwave ceramic filter components for high frequency applications in mobile phones.

•	The introduction of new polymer electrolytes to improve the performance of tantalum capacitors for additional low-loss applications in personal computers, notebooks, personal digital assistants and mobile phones.

•	Our piezo-ceramic technology, which was developed for stacks applicable in high-speed injection valves for diesel and gasoline engines, was further improved and ramped up in mass production and adapted to the need of new customers and applications.

•	Ultra capacitors, which have the potential to become key components in future energy-saving, fuel-consumption and emission-reduction concepts for automobiles.

•	Introduction of additional types of high-cap multilayer ceramic chip capacitors with extended capacitance range for application as DC buffer capacitors in a broad variety of industry segments.

The European Union’s directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment bans lead in electronic products from July 1, 2006 onwards. We provide more information on the directive under Item 8 “Financial Information – Legal Proceedings – Environment.” With a few exceptions, all of our products are currently being offered lead-free and in a form suitable for lead-free soldering processes. For certain lines of our passive components, where we still use lead-based solder in the production, we have developed alternatives enabling us to comply with the EU directive.

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

Capacitors. Although most of the raw materials for capacitors are available from a number of sources, tantalum powder and wire and a few other materials are available only from a relatively limited number of suppliers. Tantalum is currently mined in Australia, China, Central and Southern Africa and Canada. Currently, there are only three major suppliers that process tantalum ore into capacitor grade tantalum powder. After the strong increase of tantalum ore prices due to the shortage in fiscal year 2000, prices started to drop in fiscal year 2001 and continued to drop by more than 30% in fiscal year 2002 and again by 20% in fiscal year 2003.

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

Ceramic components. Ceramic powder is an important raw material in our ceramic components. The average price of ceramic powder has decreased by approximately 30% since 1992, and we expect it to remain stable in coming years. We also use silver/palladium and silver pastes for multilayer ceramic capacitors. The market price of palladium used in silver/palladium powder increased by nearly ten-fold, from approximately $ 115/oz to approximately $ 1080/oz, between late September 1996 and February 2001, with more than half of this increase occurring in 2000 and the first four months in fiscal year 2001. Due to favorable market conditions, we were able to pass some of this increase on to our customers through May 2001. Starting in February 2001, palladium prices decreased steadily from approximately $ 1080/oz to approximately $ 210/oz in September 2003. To reduce our exposure to volatility in the price of palladium, we have developed ways to reduce the use of palladium over our products and to use substitute raw materials, both of which measures we hope will reduce our need for palladium over the next three years. We have begun to substitute a less expensive and more readily available nickel alloy, relying in part on technological support provided by our shareholder Matsushita.

Ferrites and inductors. Our main raw materials for ferrite cores are high-purity iron oxide, standard iron oxide and manganese oxide. In the past, only two suppliers worldwide have met our quality requirements for high-purity iron oxide. Since both of these manufacturers were located in Japan and have strong relationships with our competitors, we have developed alternative European sources. In fiscal year 2002, we purchased most of our iron oxide requirements from these European producers. With regard to the different qualities of manganese oxides, we are purchasing high quality only, at a price below the previously prevailing price for standard quality. Here, too, we have developed competitive alternative sources, which have allowed us to migrate from a single source supply situation to a new multi sourcing platform.

Intellectual Property

The development and production of passive components require innovation in product design and the use of advanced technology in production. Our success depends in large part on our ability to obtain patents, to maintain trade secret protection and to operate our business without infringing on the intellectual property rights of other parties. As of September 30, 2003, our portfolio contained approximately 1600 patents and patent applications. comprising about 550 patent families. In the course of fiscal year 2003, we improved the quality of our portfolio by adding 360 new patents and patent applications and at the same time dropping 815 older patents and patent applications with low levels of relevance for our current and future business. In addition to our own portfolio, licenses under which we obtain the right to use product designs and production processes developed or patented by third parties and other know-how agreements are also significant.

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

Description of Property

Our facilities consist of manufacturing plants, research and design centers, sales offices and other properties throughout the world. We generally locate our manufacturing facilities to serve our principal markets and to provide accessibility to labor resources. The following table provides key information about corporate headquarters and our manufacturing facilities as of September 30, 2003.

Location	Area	Owned or leased	Principal activities
Germany
Munich	45,466 m²	Leased	Headquarters,
SAW Components
Heidenheim	68,826 m²	Owned/Leased	Capacitors,
EMC Components
Berlin	5,737 m²	Leased	Surge voltage arresters,
Thermistor sensors
Berlin (Herrmann)	2,015 m²	Leased	Ceramic Components

Other Europe
Deutschlandsberg, Austria	59,221 m²	Owned/Leased	Ceramic Components
Bordeaux, France	15,743 m²	Leased	Ferrites
Malaga, Spain	11,184 m²	Owned	Film Capacitors
Szombathely, Hungary	30,855 m²	Owned/Leased	EMC Components, Ceramic
Components, Capacitors
Évora, Portugal	11,614 m²	Owned/Leased	Tantalum Capacitors
Šumperk, Czech Republic	28,705 m²	Owned	Ferrites

Asia
Singapore	18,350 m²	Leased	SAW Components
Malaysia	8,040 m²	Leased	Surge voltage arresters
Nashik, India	13,114 m²	Owned/Leased	Film Capacitors
Kalyani, India	35,361 m²	Leased	Ferrites
Wuxi, China	6,045 m²	Leased	SAW Components, Capacitors
Zhuhai, China	32,735 m²	Owned/Leased	Ferrites, Ceramic Components, Film Capacitors, Inductors
Xiaogan, China	3,300 m²	Leased	Surge voltage arresters

Americas
Gravataí, Brazil	35,583 m²	Owned/Leased	Film and aluminum electrolytic Capacitors
Palo Alto, CA, USA	5,295 m²	Owned/Leased	Lithium niobate for SAW Components

We lease the Berlin surge voltage arrester facility and the Bordeaux facility from affiliates of Siemens. One of our Chinese subsidiaries leases the Xiaogan facility from a regional authority. We also lease our Singapore facility from a regional authority.

In addition to manufacturing products at our own facilities, we also subcontract some fine tuning, attachment of leads, coating, packaging, testing and other back-end finishing processes to manufacturers in Croatia, Hungary, Indonesia, China and Slovenia. We subcontracted the manual winding and soldering of inductors for EMC components to manufacturers in China and Romania. Taking into account our planned measures to relocate certain production activities, we believe that our facilities will meet our foreseeable design and production needs. Our manufacturing capacity has historically been sufficient to meet our needs. We also own or lease technologically sophisticated design and manufacturing equipment, materials handling and data processing equipment, warehouses and vehicles. We sublease office space in Munich for our headquarters and other administrative and sales staffs from a Siemens subsidiary. We describe the terms of our leases with Siemens companies under Item 10. “Additional Information – Material Contracts – Agreements with Siemens.”

Organizational Structure

Our principal subsidiaries and associated companies are listed in the table below. The most significant subsidiaries are in Deutschlandsberg, Austria, in Évora, Portugal and in Singapore. The following table provides key information about our principal subsidiaries and associated companies as of, and for the fiscal year ended, September 30, 2003.

	Equity	Earnings	% Equity interest
	(euro in millions)
Germany
Ernst Herrmann Ingenieur AG & Co. KG, Berlin (formerly Ernst Herrmann Ingenieur GmbH & Co. KG)	4,128	2,061	100%

Other Europe
EPCOS oHG, Deutschlandsberg, Austria	57,436	(19,869)	100%
EPCOS-Peças e Componentes Electrônicos S.A., Évora, Portugal	63,337	6,504	100%
EPCOS ELECTRONIC COMPONENTS S.A., Málaga, Spain	5,633	(5,028)	100%
EPCOS s.r.o., Šumperk, Czech Republic	8,398	(2,016)	100%
EPCOS SAS, Bordeaux, France	(1,206)	(9,963)	100%
EPCOS Elektronikai Alkatrész Kft., Szombathely, Hungary	2,333	(0,795)	100%
EPCOS UK Ltd., Bracknell, United Kingdom	2,199	0,589	100%
EPCOS Nordic AB, Kista, Sweden	1,122	0,434	100%
EPCOS Nordic OY, Espoo (Helsinki), Finland	0,534	0,303	100%
EPCOS Finance B.V., Amsterdam, Netherlands	0,343	0,012	100%

Asia
EPCOS PTE LTD, Singapore	162,650	49,958	100%
EPCOS (China) Investment Ltd., Shanghai, China	36,977	0,356	100%
EPCOS India Private Ltd., Nashik, India	7,468	0,862	100%
EPCOS (Zhuhai FTZ) Co., Ltd., Zhuhai, China	11,269	2,553	100%
EPCOS (Wuxi) Co., Ltd., Wuxi, China	14,556	8,044	100%
EPCOS (Xiaogan) Co., Ltd., Xiaogan, China	2,910	0,755	76%
EPCOS Ferrites Limited, Calcutta, India (formerly International Ferrites Ltd.)	(0,774)	(2,667)	100%
EPCOS KK, Yokohama, Japan	1,551	0	100%
EPCOS (Zhuhai) Co., Ltd., Zhuhai, China	3,295	1,490	100%
EPCOS SDN. BHD., Johore Bahru, Malaysia	4,559	2,839	100%
EPCOS (Shanghai), Ltd., Shanghai, China	0,840	0,064	100%
EPCOS Ltd., Hong Kong, China	3,446	1,439	100%

Americas
EPCOS Inc., Iselin, New Jersey, U.S.	15,626	0,413	100%
Crystal Technology Inc., Palo Alto, California, U.S.	10,046	1,465	100%
EPCOS do Brasil Ltda., Gravataí, Brazil	21,270	2,395	100%

Item 5.	Operating and Financial Review and Prospects

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

Overview

Following exceptional growth in the year 2000, the past three years have seen difficult conditions in the passive component markets. The global economy experienced a sudden and extreme downturn in 2001 and has not recovered since. The persistently sluggish global economy was further weakened in spring 2003 by the war in Iraq and the SARS crisis in Asia. The SARS epidemic resulted in a sharp decline in sales of mobile phones and entertainment electronics products in particular in China. Manufacturers responded immediately by reducing their production volumes and delaying or canceling orders. While the increasing devaluation of the U.S. dollar made price erosion even more severe, this effect could be more than compensated by the cost reductions that we were able to achieve in fiscal year 2003, resulting in a substantial improvement of our earnings.

In general, the passive components market is subject to price erosion. In most of our segments, we have historically been able to make up for the adverse impact of falling unit prices on our net sales through higher sales volumes as a result of market growth and our efforts to improve our market share, especially in the Asian region and the Americas. In recent years, we have also been able to reduce the impact of lower unit prices for existing products on our profit margins through productivity improvements and the introduction of many new products. Once they are fully ramped up, new products designed to customer specifications are typically more profitable for us on a per-unit basis than older products and commodity-type products. We have also increased our production capacity in countries where labor costs are lower and have more systematically exploited our purchasing power to obtain better terms from our suppliers through global coordination of our materials procurement. To reduce our manufacturing costs further and to increase our flexibility to react to market cycles, we subcontract selected manufacturing processes to other manufacturers.

Effective October 1, 2002, we modified our organizational structure in response to the changing market conditions. These modifications resulted in the following changes of our segment structure: Microwave ceramic filters and multilayer ceramic modules were transferred from the ceramic components segment to the SAW components segment. This change reflects that modules are evolving more and more into complete solutions also integrating SAW filters. In addition, inductors, which used to belong to the capacitors segment, were combined with ferrites in the new ferrites and inductors segment. We made this change because we process a continuously increasing share of our ferrite cores into inductive components. Segment data for 2002 and 2001 has been restated accordingly for comparability.

This reorganization is part of our continuing focus on the fastest-growing and technologically most demanding markets, customer orientation, innovation, and, more than ever before, rigorous cost management. Our cost management efforts include cost-cutting programs, including a purchasing offensive in conjunction with streamlining processes and procedures throughout the Company, as well as a restructuring involving the relocation of production facilities to low-cost countries.

Cost-cutting program. Beginning in the second half of 2001, we responded to the dramatic change in the economic climate by launching a large-scale cost-cutting program. Most of the measures adopted were implemented on schedule during fiscal years 2001, 2002 and 2003.

In July 2002, we added a second cost-cutting program. This new program provides for additional restrictions on capital expenditure, further reductions in procurement costs and the accelerated transfer of workforce from high to low-labor-cost countries. Other key items on the cost-cutting agenda are rationalization, continuous improvement of processes, and higher yields in manufacturing.

In fiscal year 2003, we realized savings through these cost-cutting programs in the amount of approximately € 175 million. In the fourth quarter of fiscal year 2003, our new program resulted in a charge against earnings of € 15.1 million for restructuring measures.

Restructuring charges. In fiscal years 2003, 2002 and 2001, we recorded restructuring charges in the amount of € 13.8 million, € 27.0 million and € 62.9 million, respectively, in connection with our reduction of staff levels, disposal of equipment and acceleration of the shift of production to countries with lower labor costs to reflect the continued weak market conditions for passive electronic components during these fiscal years. These total restructuring costs were incurred by our business segments as follows:

	Fiscal year ended September 30,
	2003	2002*	2001*
	(euro in millions)
Capacitors	2.9	4.2	14.9
SAW components	6.5	12.5	32.8
Ceramic components	0.3	2.7	2.1
Ferrites and inductors	3.8	7.3	13.1
Other	0.3	0.4	—

Total	13.8	27.0	62.9

*	Restated for comparability in accordance with segment change effective October 1, 2002.

In fiscal year 2003, the net restructuring costs of € 13.8 million included fourth-quarter restructuring costs of € 15.1 million for a further reduction of workforce in high labor cost countries. This gross figure was partly offset by € 1.3 million, which resulted from a revision of the previous year’s estimate.

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

Of the total restructuring costs incurred in fiscal year 2001, approximately € 34.4 million related to staff reduction costs (with cash impact in the future periods), and approximately € 28.5 million related to the impairment of property, plant and equipment. The impairment write down, which does not affect cash, related exclusively to the SAW components segment and was a result of the downturn and delay in the recovery in the mobile telecommunications market and the expected shift in demand to new technologies such as CSSP (a chip sized SAW package) offered by EPCOS. Together, these factors had the effect of reducing the value of some of EPCOS’ SAW ceramic equipment, which was the subject of the impairment write-down.

Currency Exposure. The persistent weakness of the U.S. dollar vis-à-vis the euro had a negative affect on our results in fiscal year 2003 since the market prices for our products are essentially dollar-based around the world, even within the euro zone. Through the relocation of our production facilities and purchasing activities to low-labor cost countries with currencies that are linked more to the U.S. dollar than to the euro, we have been able to reduce (but not eliminate) our exposure to the exchange rate risk resulting from the U.S. dollar.

Related parties. Historically, we have made sales to Siemens AG and its subsidiaries for their internal usage and have relied on Siemens regional sales representation for resale to other customers. Total sales to the Siemens group for both internal usage and resale to other customers represented 17.3% of our net sales in fiscal year 2003, 17.3% in fiscal year 2002 and 22.7% in fiscal year 2001. Of our total consolidated sales, 14.5% in fiscal year 2003, 14.4% in fiscal year 2002 and 14.7% in fiscal year 2001 were sales directly to Siemens for internal usage. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 10.5% of our net sales in fiscal year 2003, 11.1% in fiscal year 2002 and 10.2% in fiscal year 2001. The portion of our net sales to the Siemens group for resale to other customers has declined to 2.8% since our initial public offering in October 1999, mainly because we no longer use the Siemens sales network for resale to other customers in Germany and as a result of switching our sales activities from Siemens sales companies in China, Finland, France, India, Japan, Sweden and the United Kingdom to our own sales companies. We expect, however, that a significant portion of our net sales will continue to be to the Siemens group for internal usage.

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

•	estimating the allowance for doubtful accounts;

•	estimating the valuation allowances against inventories;

•	estimating the accruals for product warranties;

•	valuation of pension obligations;

•	accounting for income taxes; and

•	valuation of long-lived and intangible assets.

Allowance for doubtful accounts

Our management must make estimates of the uncollectability of our accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Though we consider these balances adequate and proper, changes in economic conditions in specific markets in which we operate could have a material effect on reserve balances required. Our accounts receivable balance was € 185.3 million, net of an allowance for doubtful accounts of € 4.4 million, as of September 30, 2003.

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

Our inventories are valued at the lower of cost or market. We apply various assumptions, estimates and methods to address this subjective, difficult and complex topic and to arrive at the net inventory amount. As part of these procedures, which collectively comprise a critical accounting policy, we first examine the inventory items that may have some form of obsolescence due to non-conformance with industry and customer standards as identified by our quality assurance departments. Second, we consider market prices of raw materials and finished goods in view of competitive situations in the marketplace driving the outlook for the future price levels of our products. Third, the inventory is compared to an assessment of product history and forecasted demand. Finally, we compare the result of this methodology against the prospects for the consumption of the inventory and the appropriateness of the resulting inventory levels. As of September 30, 2003, we had inventory balances of € 205.1 million, net of valuation allowances of € 27.9 million, resulting from the application of this policy.

Accruals for product warranties

The management needs to make estimates regarding the outcome of warranty claims resulting from defective products. Warranty claims are brought to our attention by customers either during warranty periods specified by law in the countries in which we operate, or if they claim that our products led to defects in our customers’ products that incorporate our products. Management’s estimates include warranty claims against us including potential liability for damages caused by such defects to our customers or to the customers of our customers and potential liability for consequential damages.

Assumptions are required both for determining the likelihood of unfavorable outcomes of warranty disputes and the cost incurred when replacing defective products and compensating our customers for damages caused by our products. First, we collect all information available regarding potential warranty claims. Second, we evaluate the probability of the Company being required to replace products or make payments. Third, we estimate the cost of products to be replaced and the amount of payments to be made based on information from our sales and technical departments as well as inhouse and outside counsel. We have recorded warranty accruals of € 4.3 million at September 30, 2003. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish additional accruals for product warranties which could materially impact our financial position and results of operations.

Valuation of pension obligations

The valuation of our pension plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. The major part of our pension accruals are not funded, and we had a net unfunded status of our pension plans in the amount of € 135.2 million at September 30, 2003. Accordingly, changes in assumptions for future investment returns do not have a material impact on our pension expenses and related funding requirements.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of € 13.9 million on gross deferred tax assets of € 157.9 million (net deferred tax assets: € 64.0 million) as of September 30, 2003. € 79.8 million of these gross deferred tax assets and € 10.9 million of the valuation allowance related to our net operating loss and tax credit carryforwards. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. We also consider expiration dates and other restrictions regarding the utilization of net operating loss carryforwards. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

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

The accuracy of our recoverability assessment and the measurement of fair value is based on our ability to accurately predict certain key variables such as sales volumes, prices, raw material costs and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. The assumptions and conditions reflect our best assumptions and estimates, but these items involve inherent uncertainties which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods. In our opinion, the identifiable intangible assets and long-lived assets are appropriately valued at September 30, 2003.

Results of Operations

The following table sets forth consolidated statement of operations data of EPCOS for each of the past three fiscal years both in absolute terms and as a percentage of net sales in the relevant year:

	Fiscal year ended September 30,
	2003		2002		2001
	(euro in millions)	(%)	(euro in millions)	(%)	(euro in millions)	(%)
Net sales	1,271.6	100.0%	1,311.7	100.0%	1,905.3	100.0%
Cost of goods sold	(1,059.2)	(83.3%)	(1,148.3)	(87.5%)	(1,440.3)	(75.6%)

Gross profit	212.4	16.7%	163.5	12.5%	465.0	24.4%
Research and development expenses	(69.4)	(5.5%)	(94.0)	(7.2%)	(93.7)	(4.9%)
Marketing and selling expenses	(120.9)	(9.5%)	(134.2)	(10.2%)	(141.5)	(7.4%)
General and administrative expenses	(14.0)	(1.1%)	(12.7)	(1.0%)	(15.7)	(0.8%)

Operating income (loss)	8.0	0.6%	(77.5)	(5.9%)	214.0	11.2%
Interest income (expense), net	(8.8)	(0.7%)	(6.5)	(0.5%)	(2.2)	(0.1%)
Other income (loss)(1)	(2.5)	(0.2%)	5.5	0.4%	(6.1)	(0.3%)
Benefit (Provision) for income taxes	10.2	0.8%	40.1	3.0%	(55.9)	(2.9%)
Minority interest	(0.2)	(0.0%)	(0.0)	(0.0%)	(1.2)	(0.1%)

Net income (loss)	6.7	0.5%	(38.5)	(2.9%)	148.6	7.8%

(1)	Includes foreign exchange gains (losses), net, other income, net, and share of net gains (losses) of unconsolidated affiliates.

Net sales

The following table shows net sales and change in net sales for each of our four segments for the periods shown. See above under “Overview” for an explanation of the changes of our segment structure with effect from October 1, 2002.

	Fiscal year ended September 30,			% Change
	2003	2002*	2001*	2002/2003	2001/2002
	(euro in millions)
Capacitors	350.4	355.9	532.3	(1.5)	(33.1)
SAW components	403.8	471.2	635.2	(14.3)	(25.8)
Ceramic components	355.8	338.0	473.7	5.3	(28.6)
Ferrites and inductors	161.6	146.6	264.1	10.2	(44.5)
Less intersegment sales	—	—	—	—	—

Total	1,271.6	1,311.7	1,905.3	(3.1)	(31.2)

*	Restated for comparability in accordance with segment change effective October 1, 2002.

In fiscal year 2003, all four business segments suffered from the adverse economic climate. In addition, price erosion amounting to approximately € 170 million, the increasing devaluation of the U.S. dollar, the war in Iraq and the SARS crisis negatively affected our net sales. Based on the average exchange rate for fiscal year 2002, our net sales in fiscal year 2003 would have been approximately € 30 million higher than actually realized. The following table shows the development in net sales for each of our four segments on a quarterly basis in fiscal year 2003:

	2003 net sales by quarter
	Q1	Q2	Q3	Q4	Total
	(euro in millions)
Capacitors	89.8	92.2	85.4	83.0	350.4
SAW components	114.6	97.5	88.9	102.8	403.8
Ceramic components	87.2	91.5	86.3	90.8	355.8
Ferrites and inductors	37.9	41.7	41.7	40.3	161.6

Total	329.5	322.9	302.3	316.9	1,271.6

In fiscal year 2002, all four business segments, all regions and all industries, with the exception of automotive electronics, were negatively affected by the global economic downturn. In addition, price erosion, continuing adjustments of surplus inventories at customers and the crisis in wireline telecommunications had a devastating impact on our net sales.

Capacitors. In fiscal year 2003, business in the capacitors segment was hit by above-average price erosion in general and sluggish demand for tantalum capacitors in particular. Cost reductions could not fully compensate for these negative effects. In contrast, demand for film capacitors for lighting and aluminum electrolytic capacitors for industrial electronics remained stable. Quarterly net sales in this segment were relatively stable throughout fiscal year 2003.

In fiscal year 2002, the capacitors segment suffered primarily from the crisis in wireline telecommunications and from our customers’ inventory adjustments. The relatively high proportion of standard products in this segment resulted in above-average price erosion. Business in the tantalum capacitors lines of business was hit hardest by the persistent and severe slump in the wireline telecommunications market. Demand was brisk, however, for film and aluminum electrolytic capacitors for automotive electronics applications. Demand for components for lighting applications and for power capacitors for electric rail traction was also strong.

SAW components. In fiscal year 2003, the SAW components segment was the segment that was most affected by the SARS epidemic, which caused a significant drop in demand for mobile phones. In addition, severe price erosion had a negative impact on the results of the SAW components segment. Following an increase in the first quarter of fiscal year 2003, net sales in this segment decreased over the second and the third quarters of fiscal year 2003. Net sales rose again in the fourth quarter, partly due to the Christmas business, but also as a result of a noticeable revival of the consumer electronics market and a sharp increase in orders by mobile phone manufacturers.

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

Ceramic components. In fiscal year 2003, despite above-average price erosion, net sales of ceramic components increased compared with the previous year. Demand was particularly brisk for components for automotive and industrial electronics, covering the full spectrum of EPCOS’ ceramic products, including thermistors, varistors and surge voltage arresters. Business in sensors and sensor systems for automotive electronics and appliances also revived. Net sales in this segment as a whole remained relatively stable over the four quarters of fiscal year 2003, with a peak of € 91.5 million in the second quarter.

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

Ferrites and inductors. In fiscal year 2003, the ferrites and inductors segment suffered from severe price erosion. Sales of inductors, however, increased, especially in the automotive electronics business. Demand for ferrites used in ADSL (asymmetric digital subscriber line) equipment also improved as a result of increased use of high-speed Internet access. Net sales in this segment as a whole increased in the second quarter of fiscal year 2003, while remaining relatively stable over the third and the fourth quarters.

In fiscal year 2002, the ferrites and inductors segment was hit hardest by the crisis in wireline telecommunications. Worldwide overcapacity and the aggressive entry by Chinese manufacturers of ferrite cores into the European consumer electronics industry drastically stepped up price erosion. Although the segment gained market share in the lighting systems, consumer electronics and computer businesses, this could not offset the drastic slump in net sales to the telecommunications industry.

Cost of goods sold

The following table shows our cost of goods sold and change in our cost of goods sold, as well as cost of goods sold as a percentage of our net sales, for the periods shown:

Cost of goods sold

	Fiscal year ended September 30,			% Change
	2003	2002	2001	2002/2003	2001/2002
	(euro in millions, except percentages)
Cost of goods sold	1,059.2	1,148.3	1,440.3	(7.8%)	(20.3%)
(as a percent of net sales)	83.3%	87.5%	75.6%

In fiscal year 2003, the cost of goods sold decreased more than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales decreasing to 83.3%. The decrease was due to cost savings of about € 175 million and fixed cost reduction resulting from higher capacity utilization. These effects more than offset the negative impact of price erosion in fiscal year 2003. The cost of goods sold included restructuring charges of € 13.8 million.

In fiscal year 2002, cost of goods sold fell less than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales increasing to 87.5%. The relative increase was due to the severe price erosion we experienced in fiscal year 2002 as well as to the fixed cost progression resulting from the lower capacity utilization in all segments. These effects more than offset the cost savings of € 170 million achieved in fiscal year 2002. The cost of goods sold included restructuring charges of € 27.0 million.

Capacitors. Cost of goods sold in the capacitors segment decreased by € 9.6 million to € 305.1 million in fiscal year 2003. This reduction was due to cost savings resulting from process optimization and purchasing savings due to contract renegotiations. In addition, the relocation of manufacturing operations to lower-cost countries had a positive impact on cost of goods sold. In fiscal year 2002, cost of goods sold amounted to € 314.7 million, compared to € 395.5 million in fiscal year 2001, due to cost savings resulting from process optimization and purchasing savings as well as lower restructuring charges and lower volume.

SAW components. In fiscal year 2003, cost of goods sold in the SAW components segment decreased sharply by € 57.6 million to € 322.1 million due to cost savings resulting from process optimization and purchasing savings as well as cost reductions from higher capacity utilization. In addition, restructuring charges were halved to € 6.5 million in fiscal year 2003 in comparison with fiscal year 2002. In fiscal year 2002, cost of goods sold amounted to € 379.7 million, compared to 477.6 million in fiscal year 2001, due to cost savings resulting from process optimization and purchasing savings as well as lower restructuring charges and lower volume.

Ceramic components. Cost of goods sold in the ceramic component segment decreased slightly by € 8.8 million to € 277.5 million. This reduction resulted from cost savings due to process optimization and purchasing savings as well as lower restructuring charges. In addition, the relocation of manufacturing operations has an increasingly positive impact on costs of goods sold. In fiscal year 2002, cost of goods sold amounted to € 286.3 million, compared to € 340.8 million in fiscal year 2001 due to cost savings resulting from process optimization and purchasing savings as well as lower volume.

Ferrites and inductors. In fiscal year 2003, cost of goods sold decreased in the ferrites and inductors segment by € 13.1 million to € 154.5 million due to cost savings resulting from process optimization and purchasing savings as well as lower restructuring charges. In fiscal year 2002, cost of goods sold amounted to € 167.6 million compared to € 226.4 million in fiscal year 2001 due to cost savings resulting from process optimization and purchasing savings as well as lower restructuring charges and lower volume.

Operating expenses

The following table shows our operating expenses and change in operating expenses for the periods shown:

Operating expenses

	Fiscal year ended September 30,			% Change
	2003	2002	2001	2002/2003	2001/2002
	(euro in millions)
Research and development expenses	69.4	94.0	93.7	(26.2%)	0.04%
Marketing and selling expenses	120.9	134.2	141.5	(9.9%)	(5.2%)
General administrative expenses	14.0	12.7	15.7	(10.5%)	(19.3%)

Total	204.3	240.9	251.0	(15.2%)	(4.0%)

Research and development expenses.

In fiscal year 2003, research and development expenses were reduced by € 24.6 million to € 69.4 million due to cost savings and the completion of several research and development projects. Spending on research and development was carefully monitored so that key innovation projects were not endangered, but could even be stepped up by bundling resources. At 5.4% of net sales, EPCOS’ research and development expenditures are returning to our historical average of 4% to 5%. The main focus of these expenses was on the SAW components segment, the ceramic components segment, as well as on the capacitors segment.

In fiscal year 2002, our research and development expenditures remained stable in absolute terms and increased as a percentage of net sales to 7.2%, reflecting the decrease in net sales. The main focus of the research and development expenses was on the ceramic components segment and the SAW components segment, as well as on the capacitors segment.

Capacitors. Research and development expenses in the capacitors segment decreased slightly by € 0.7 million to € 13.0 million in fiscal year 2003, amounting to 3.7% of total expenses in the capacitors segment. Spending focused on the further development of tantalum multianode and tantalum polymer capacitors. In fiscal year 2002, research and development expenses amounted to € 13.7 million in the capacitors segment and were focused on the development of tantalum multianode and tantalum polymer capacitors.

SAW components. In fiscal year 2003, research and development expenses decreased sharply in the SAW components segment by € 18.4 million to € 28.8 million, amounting to 7.1% of total expenses in the SAW components segment, due to the reduction of outsourced research and development projects. In fiscal year 2002, research and development amounted to € 47.2 million. Spending in fiscal years 2003 and 2002 concentrated on miniaturization as well as on the development of multilayer ceramic modules for more efficient mobile phones.

Ceramic components. In fiscal year 2003, research and development expenditures in the ceramic components segment decreased by € 2.1 million to € 20.1 million, amounting to 5.6% of total expenses in the ceramic components segment. In fiscal year 2002, research and development expenses amounted to € 22.2 million. Spending focused in both years on the further developing the piezoelectric injection for the automotive industry and multilayer ceramics.

Ferrites and inductors. In fiscal year 2003, research and development expenses decreased in the ferrites and inductors segment by € 3.6 million to € 7.4 million, amounting to 4.6% of total expenses in the ferrites and inductors segment. Spending concentrated on high permeability materials for EMC applications at elevated temperatures mainly used for automotive applications and power inductors. In fiscal year 2002, research and development amounted to € 11.0 million. These expenditures were focused on optimized materials for xDSL applications.

Marketing and selling expenses.

In fiscal year 2003, marketing and selling expenses decreased by € 13.3 million to € 120.9 millions due to cost saving measures and a further decline in net sales. Marketing expenses also declined as a percentage of net sales year-on-year. In addition, we further reduced the portion of sales which is handled through Siemens regional sales companies. We believe that it is not adequate to describe the marketing and selling expenses on a segment basis since an individualized breakdown would only mean to proportionally divide the consolidated costs into different segments.

In fiscal year 2002, marketing and selling expenses declined 5.2% year-on-year due to cost saving measures and the drop in net sales. Despite the lack of demand, we continued the establishment of our own sales companies in China and Taiwan to further strengthen our sales organization in Asia. In addition, we further reduced the portion of sales which is handled through Siemens regional sales companies.

General administrative expenses.

In fiscal year 2003, general and administrative expenses increased by € 1.3 million to € 14.0 million compared with fiscal year 2002. This increase reflects the higher variable cash components of the compensation paid to senior management and members of the management board as well as transitional payments to former members of the management board in comparison to fiscal year 2002. We believe that it is not adequate to describe the general administrative expenses on a segment basis since an individualized breakdown would only mean to proportionally divide these Holding costs into different segments.

In fiscal year 2002, general and administrative expenses decreased by € 3.0 million to € 12.7 million. This decline was due to cost saving measures and lower variable cash components of the compensation paid to senior management and members of the management board in comparison to fiscal year 2001, as well as to the non-recording of any goodwill amortization in fiscal year 2002 due to the adoption of SFAS No. 142.

Earnings before interest, taxes and minority interest (EBIT)

We use EBIT as a measure of operating performance for each of our segments and for the Company as a whole. We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus interest income plus interest expense. We believe that EBIT is a better measure of operating performance of our segments than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes. The EBIT of our segments differs from our net income and you should not consider them to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours. Note 20 to our Consolidated Financial Statements shows a reconciliation of segment EBIT to segment income before income taxes and minority interest. For a reconciliation of EBIT to net income, see Item 3. “Key Information – Selected Consolidated Financial and Statistical Data.”

The following table sets forth EBIT as well as EBIT as a percentage of net sales for each of our segments for the periods shown:

Earnings before interest, taxes and minority interest

	Fiscal year ended September 30,
	2003	2002*	2001*
	(euro in millions, except percentages)
Capacitors	(10.8)	(14.8)	87.5
(as a percent of net sales)	(3.1%)	(4.2%)	16.4%
SAW components	16.7	(4.7)	28.5
(as a percent of net sales)	4.1%	(1.0%)	4.5%
Ceramic components	15.9	(9.8)	77.5
(as a percent of net sales)	4.5%	(2.9%)	16.4%
Ferrites and inductors	(16.3)	(42.8)	14.4
(as a percent of net sales)	(10.1%)	(29.2%)	5.5%

*	Restated for comparability in accordance with segment change effective October 1, 2002.

In fiscal year 2003, our EBIT increased by € 77.6 million to € 5.5 million compared with a negative € 72.1 million in fiscal year 2002. This rise, which more than offset the effects of continued severe price erosion, was due to the positive impact of our cost saving measures and reduction of our fixed costs through higher capacity utilization. Our EBIT was burdened by € 15.1 million in additional restructuring charges in the fourth quarter of fiscal year 2003 for provisions for further reduction of personnel.

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

The following table shows the development of EBIT for each quarter of fiscal year 2003 and the reconciliation to US-GAAP net income:

EBIT by quarter, and reconciliation

	2003 EBIT by quarter
	Q1	Q2	Q3	Q4	Total
	(euro in millions)
Net income (loss)	0.5	8.9	2.1	(4.8)	6.7
Minority interest	(0.0)	(0.1)	(0.1)	(0.0)	(0.2)
Benefit (provision) for income taxes	(0.0)	0.8	1.1	8.4	10.2
Interest income	0.3	0.1	0.3	1.2	1.9
Interest expense	(2.6)	(2.3)	(2.5)	(3.3)	(10.7)
EBIT	2.8	10.4	3.3	(11.0)	5.5
Thereof:
Capacitors	1.5	0.6	(5.5)	(7.4)	(10.8)
SAW components	9.0	8.1	0.2	(0.6)	16.7
Ceramic components	0.1	3.8	7.8	4.2	15.9
Ferrites and inductors	(7.8)	(2.1)	0.8	(7.2)	(16.3)

Capacitors. In fiscal year 2003, the EBIT of the capacitors segment improved by € 4.0 million to minus € 10.8 million in comparison to minus € 14.8 million in fiscal year 2002. This segment’s EBIT was burdened by above-average price erosion, sluggish demand for tantalum capacitors as well as restructuring costs in the fourth quarter in the amount of € 3.8 million. Demand for film capacitors for lighting and aluminum electrolytic capacitors for industrial electronics remained stable.

In fiscal year 2002, the EBIT of the capacitors segment dropped to minus € 14.8 million. This segment’s results were burdened by fourth quarter restructuring costs of € 6.4 million as well as by severe price erosion. Demand for film and aluminum electrolytic capacitors for automotive electronics applications was strong. Demand for components for lighting applications and for power capacitors for electric rail traction was also high.

SAW components. In fiscal year 2003, despite a decline in net sales by 14% to € 403.8 million, above-average price erosion and fourth quarter restructuring costs of € 6.6 million, the SAW components segment posted a positive EBIT of € 16.7 million, mainly as a result of cost savings and increased volume. Additionally, the SAW components segment was particularly impacted by the adverse consequences of the SARS epidemic on the key mobile phone market.

In fiscal year 2002, the SAW components segment posted a negative EBIT of € 4.7 million due to persistent price erosion and fourth quarter restructuring costs of € 11.1 million.

Ceramic components. In fiscal year 2003, despite severe price erosion, the ceramic components segment returned to profitability, increasing the EBIT by € 25.7 million to € 15.9 million. This reflects the positive trend in demand from the automotive and industrial industry, which use virtually the entire spectrum of ceramic components from EPCOS.

In fiscal year 2002, EBIT in the ceramic components segment decreased to minus € 9.8 million, reflecting weak demand for ceramic capacitors and surge arresters. In addition, startup costs for new projects in piezo actuators as well as severe price erosion burdened the results of the ceramic components segment.

Ferrites and inductors. In fiscal year 2003, the ferrites and inductors segment posted a negative EBIT of € 16.3 million, more than halving its losses compared with the previous year, despite fourth quarter restructuring costs of € 4.7 million which were partly offset by a revision of the previous year’s estimate. Of this amount, € 4.0 million relate to the closure of our plant in Bordeaux (France) by the end of 2005. In fiscal year 2002, severe price erosion and relocation costs caused EBIT to decrease to minus € 42.8 million. Relocation of manufacturing operations from Munich to Šumperk in the Czech Republic was successfully completed in fiscal year 2002. Business in the EMC components and tantalum capacitors lines of business was hit hardest by the persistent severe slump in the wireline telecommunications market.

Interest and other income (expense)

Our net interest expense amounted to € 8.8 million in fiscal year 2003, € 6.5 million in fiscal year 2002 and € 2.2 million in fiscal year 2001. The increase in net interest expense reflects the increase in the level of our financial debt. In fiscal year 2003, net other income of € 4.4 million mainly consisted of a compensation in the amount of € 2.6 million paid by a third party to an American subsidiary for the termination of a contract, a profit on a settlement of VAT liabilities of an Indian subsidiary in the amount of € 1.1 million and export compensation in the amount of € 0.6 million. Our net foreign exchange losses resulted mainly from hedging costs for foreign exchange financing and operating activities in the amount of € 5.2 million as well as currency losses.

In fiscal year 2002, net other income of € 10.1 million in fiscal year 2002 mainly consisted of government grants from Portugal and Singapore in the amount of € 5.2 million and € 1.2 million, respectively, as well as a one-time payment in the amount of € 2.5 million in connection with the organizational separation of our American subsidiary from Siemens. As a result of the huge devaluation of the Brazilian real, our foreign exchange hedging efforts could not offset the currency losses generated by the operations, in the amount of € 5.7 million. These currency losses could not be offset by the other currency hedging activities, resulting in a foreign exchange loss of € 4.2 million for EPCOS as a whole.

Income taxes

Tax calculations reflect the current legal structure and the applicable tax laws of the respective countries in which we have operations. The following table shows income taxes as well as income taxes as a percentage of income before income taxes and minority interests for the periods shown:

	Fiscal year ended September 30,
	2003	2002	2001
Benefit/(Provision) for income taxes (euro in millions)	10.2	40.1	(55.9)
Income taxes (as a percent of income before income taxes and minority interests)	309.7%	51.0%	27.2%

In all reported fiscal years, especially in 2002, we recorded pre-tax losses in Germany. In fiscal year 2003 and 2002, we had losses also in other relatively high tax countries and we had profits mainly in Singapore, where we benefit from a tax incentive. The Singapore tax incentive contributed to our net income in the amounts of € 9.4 million in fiscal year 2003, € 8.8 million in fiscal year 2002 and € 6.8 million in fiscal year 2001 Without this benefit, we would have recorded a net loss in fiscal year 2003. Beside the regional sources of our income, the increase of our tax rate in 2003 is based on the relatively small total amount of our group income before taxes. Benefit for income taxes in fiscal year 2003 and 2002 mainly comprised deferred tax benefits. The third table in Note 14 to our Consolidated Financial Statement reconciles our expected and actual provision for income taxes.

At September 30, 2003, EPCOS had consolidated net operating loss (NOL) carry forwards of € 209.8 million, nearly the same amount as at September 30, 2002. Deferred tax assets (net) amounted to € 64.0 million at September 30, 2003. The increase of this amount comparable to last year is, amongst other things, due to the changed method of the EPCOS AG’s pension scheme in fiscal year 2003. Liabilities were transferred to and payments will be made by a so-called relief fund named EPCOS AG (UK EPCOS) e.V. Taxable income of € 95.6 million was generated from the conversion at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has thus arisen between the book value and the tax basis, which led to a deferred tax asset of € 38.2 million.

The Company has taken valuation allowances to reduce its deferred tax assets to a net amount that will more likely than not be realized based on our estimate of future earnings and the expected timing of temporary difference reversals.

Net income

Net income increased from a loss of € 38.5 million in fiscal year 2002 to net income of € 6.7 million in fiscal year 2003. In fiscal year 2001, net income amounted to € 148.6 million.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2003 this amount was € 6.2 million.

Liquidity and Capital Resources

Liquidity

We finance our operations from a combination of our cash flows from operating activities, loans from banks and funding from the capital markets. We believe that our working capital is sufficient for our current requirements. As with many companies in our business, we are subject to risks to our operating cash flows. We describe these risks under Item 3. “Key Information – Risk Factors.” We do not expect any circumstances to occur that could materially impair our ability to engage in our ordinary activities.

In fiscal year 2003, we had cross currency and interest rate swaps with a nominal value of € 426.0 million allocated to transactions with an average size of € 2.9 million and an average tenor of 930 days. In March 2004, we had cross currency interest and rate swaps with a nominal volume of € 30.0 million allocated to transactions with an average size of € 3.3 million and an average tenor of 777 days.

Our short- and long-term borrowing arrangements are described in more detail below under “Capital Resources.”

Working capital. Our working capital (current assets less current liabilities) amounted to € 228.3 million at September 30, 2003 and € 26.9 million at September 30, 2002. The increase of our working capital in fiscal year 2003 was mainly due to an increase of cash and cash equivalents of € 164.1 million as a result of the issuance of a convertible bond in July 2003, a decrease of prepaid expenses and other current assets of € 14.6 million as well as a decrease of accrued expenses and other current liabilities of € 34.7 million and a decrease of short-term borrowings of € 29.6 million.

Cash flows from operating activities. Net cash provided by operating activities amounted to € 135.8 million in fiscal year 2003, € 84.3 million in fiscal year 2002 and € 327.0 million in fiscal year 2001. The increase in fiscal year 2003 mainly reflects the increased level of net income during the period which includes lower levels of (non-cash) depreciation and amortization expense, a decrease in prepaid expenses and other current assets, a decrease in accrued expenses and other current liabilities and income tax benefit.

Cash flows used in investing activities. Net cash used in investing activities consists mainly of capital expenditures, and, in 2001 and prior fiscal years, changes in financial receivables due from Siemens. Net cash used in investing activities amounted to € 91.0 million in fiscal year 2003, € 129.7 million in fiscal year 2002 and € 375.9 million in fiscal year 2001.

Cash flows from financing activities. In fiscal year 2003, net cash provided by financing activities increased sharply to € 122.5 million, mainly as a result of the issuance of a convertible bond in July 2003. There was no payment of any dividend in respect of fiscal year 2002. Short-term borrowings decreased by € 26.3 million, while long-term debt increased by a net € 158.9 million during the year. In fiscal year 2002, net cash provided by financing activities increased by € 41.49 million, and there was no payment of any dividend in respect of fiscal year 2001. An increase in short-term borrowings of € 26.1 million accounted for most of the cash flow from financing activities.

Contractual obligations

The following table gives you an overview of our contractual cash obligations for the periods shown:

		Payments due by period at September 30, 2003
Contractual cash obligations	Total	<1 year	1-3 years	4-5 years	>5 years
	(euro in thousands)
Long-term debt	230,627	15,624	47,347	31,450	136,206
Capital lease obligations	948	506	433	9	—
Operating lease obligations	73,714	16,133	22,965	16,027	18,589

Total contractual cash obligations	305,289	32,263	70,745	47,486	154,795

We did not have a material amount of other commercial commitments during the periods shown.

Capital resources

As of September 30, 2003, we had cash and cash equivalents of € 195.8 million and short-term financial debt (including the current portion of long-term debt) of € 112.4 million. This amount included short-term borrowings of € 96.7 million and € 15.6 million of the current portion of long-term debt. Our short-term borrowings decreased as of September 30, 2003 compared with the prior fiscal year as a result of extending the portion of our long term debt, while at the same time repaying portions of our short-term debt. The short-term borrowings consist principally of unsecured bank loans and export financing. The export financing amounted to € 58.2 million at the end of fiscal year 2003 and bore interest at a rate of 1.75% in fiscal year 2003. Other short-term borrowings consist of various working capital loans with various banks in currencies of the countries where we operate and had a weighted average interest rate of 4.01% in fiscal year 2003.

As of September 30, 2003, we had long-term debt, excluding current installments, of € 215.0 million, which bore interest at a weighted average rate of 3.14% in fiscal year 2003. This debt (including current installments) consisted of:

Principal amount	Euro equivalent	Interest rate	Maturity	Lender
(in millions)	(in millions)
€ 123.9	123.9	2.5%	2010	Convertible Bond
€ 40.0	40.0	4.2375%	2005 through 2009	KfW
€ 43.0	43.0	1.24-5.0%	2003 through 2010	Austrian banking syndicate and government institutions
INR 392				Citibank
INR 50	8.7	6.9-13.5%	2003 through 2005	ABN AMRO Bank, Deutsche Bank
INR 26.5
€ 14.3	14.3	Interest-free	2004 through 2007	Banco Portugal do Atlantico

On July 16, 2003, the Company (as guarantor), through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of € 126.425 million at an interest rate of 2.5%. At September 30, 2003, deferred debt issuance costs were € 2.570 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of € 19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control, in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008 the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below € 20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003 EPCOS AG entered into a loan of € 40.0 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and will be repaid from March 31, 2005, in equal semi-annual installments.

We have arranged approximately € 530.35 million in lines of credit as of September 30, 2003. These lines of credit include a syndicated facility for € 300 million led by Commerzbank. This credit facility was unused as of September 30, 2003 and expires in May 2005. In addition, we have negotiated a series of bilateral credit facilities with international and national banks for an aggregate of € 230.35 million, of which € 43.2 million was utilized at September 30, 2003. These facilities bear floating rates of interest based on interbank rates of interest plus margins ranging from 0.25% to 0.5%. We believe these facilities will enable us to meet our obligations as they come due.

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

Capital Expenditures

The following table sets forth our capital expenditures by segment for fiscal years 2003, 2002 and 2001:

	Fiscal year ended September 30,
	2003	2002*	2001*
	(euro in millions)
Capacitors	18.8	36.9	75.8
SAW components	37.0	40.0	168.0
Ceramic components	25.9	23.9	62.8
Ferrites and inductors	12.2	21.3	36.9

*	Restated for comparability in accordance with segment change effective October 1, 2002.

Capacitors. In fiscal year 2003, capital expenditures for the capacitors segment amounted to € 18.8 million and were mainly channeled into the development of new capacitor technologies. In fiscal year 2002, capital expenditures were halved to € 36.9 million in comparison with fiscal year 2001. The fiscal year 2002 funds were mainly invested to complete the expansion of our production facility in Évora, Portugal. In addition, we invested in the development of new capacitors and in the start up and expansion of volume production of our tantalum polymer and tantalum multianode capacitors.

SAW components. In fiscal year 2003, capital expenditures for the SAW components segment amounted to € 37.0 million. These funds were largely spent on new filter technologies and integrated radio-frequency modules. Capital expenditures were reduced significantly to € 40.0 million for fiscal year 2002 compared with € 168.0 million for fiscal year 2001. Substantial completion of our new, low-cost manufacturing facilities in Singapore and Wuxi, China, close to local target markets, resulted in the significant decrease of capital expenditures. In fiscal year 2001, we invested approximately € 73 million in Singapore for the construction and expansion of our SAW components manufacturing facility and for further rationalization processes and implementation of product lines for new products.

Ceramic components. Capital expenditures for the ceramic components segment were increased to € 25.9 million in fiscal year 2003. The major part of this amount was used for production of new piezo actuators and high-capacitance ceramic capacitors. Investment in the ceramic components segment amounted to € 23.9 million in fiscal year 2002 , mainly for developing new products and implementing new streamlining measures.

Ferrites and inductors. Investments in the ferrites and inductors segment were scaled back to € 12.2 million in fiscal year 2003, compared with € 21.3 million in fiscal year 2002 . This amount was mainly devoted to the ongoing expansion of our plant in the Czech Republic. In fiscal year 2002, capital expenditures totaled € 21.3 million, which was mainly used for further expanding our plants in the Czech Republic and India. In fiscal year 2001, the ferrites and inductors segment invested a further € 36.9 million, the bulk of which was directed into the plant in Šumperk, Czech Republic.

Our budgeted investments are expected to be below depreciation in fiscal years 2004 and 2005. In the coming years, we are planning significant investments to develop our production capacity for ultra-capacitors and polymer-based capacitors. In ceramic components, we will emphasize investments for multilayer ceramics and piezo actuators. In the SAW components segment, we intend to invest in innovative filter solutions such as film bulk acoustic wave resonators and multilayer ceramic module technologies. In the ferrites and inductors segment, the most important investments are planned for our production facilities in the Czech Republic and India.

We also plan to invest approximately € 130 million over several years in an enterprise resource planning software package that we are implementing to improve our process management, logistics and administration. Approximately € 90 million of this investment will be capitalized and amortized over the expected useful life of seven years of the investment. We have capitalized € 66.5 million of this amount as of September 30, 2003.

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements except for our operating leases, under which we lease manufacturing, sales and administrative facilities and various types of equipment. Rental expenses for operating leases amounted to € 24.4 million in fiscal year 2003, € 29.4 million in fiscal year 2002 and € 27.9 million in fiscal year 2001. Our operating leases include mainly the following items:

•	The lease for our German premises (in the amount of € 10.8 million), which mainly includes lease payments for our production and sales facilities as well as the lease of our headquarters in the amount of € 8.5 million,

•	the lease of a facility in Austria from Siemens for the ceramic components segment. The lease has a term of 10 years and provides for annual lease payments of € 1.3 million,

•	the lease by an Austrian subsidiary of a factory building. This lease has a term of 15 years and provides for annual lease payments of € 2.4 million,

•	the lease of production equipment for microwave ceramics of our facility in Austria in the amount of € 0.9 million,

•	the lease of our production and sales facilities, and of production equipment, in France in the amount of € 1.3 million, including € 0.7 million in payments under leases for buildings leased from Siemens,

•	the lease of our production and sales facilities in the U.S. amounting to € 1.4 million, and

•	the lease for our facility in Singapore in the amount of € 2.2 million, mainly comprising lease payments for our buildings.

We have not issued any guarantees or other substantial commitments to third parties.

Effect of New Accounting Pronouncements

On October 1, 2002, the Company adopted SFAS No. 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS No. 143 had no material impact on the Company’s financial statement.

On October 1, 2002, the Company adopted SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS No. 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS No. 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS No. 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. EPCOS applied the provisions SFAS No. 144 prospectively and adoption of SFAS No. 144 had no material impact on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 was adopted beginning September 1, 2002, except for the provisions relating to the amendment of SFAS No. 13 which were adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our financial position or results of operations.

On January 1, 2003, the Company adopted SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard were effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not affect the Company’s financial statements.

On January 1, 2003, the Company adopted FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (for information related to product warranties, see below) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123 Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and related Interpretations in accounting for its stock-based compensation plans.

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable non-controlling interests for which the effective date has been deferred indefinitely. The adoption of SFAS No. 150 had no impact on the Company’s financial statements.

In January 2003, FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities which regulates the consolidation of variable interest entities that fit to one or both following criterions: (1) The investment in the shares with participation of losses is not sufficient to finance the activities of the entity without the support of third parties and (2) the investors are missing one or more specific material attributes that are usual for a significant influence. The interpretation demands that existing non consolidated variable interest entities have to be consolidated by the preferred party when the risks are not really distributed among all participants. The Interpretation is effective for all variable interest entities that were founded after January 31, 2003, or for such entities a company purchased shares after this date. On October 9, 2003, the FASB Staff Position FIN 46-6 Implementation of FASB Interpretation No. 46, Consolidation of Variable Interest Entities was issued. This position delays the date of implementation for these variable interest entities of the Company that were founded before February 1, 2003 until December 31, 2003. The Company has estimated the effect of using Interpretation No. 46 and ascertained that there is no material impact on the Company’s financial statements. In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51 (“FIN 46R”), which replaces FIN 46. The Company will not be required to apply FIN 46R to entities (other than special-purpose entities) until March 31, 2004. For entities considered special-purpose-entities (“SPEs”), the company will be required to apply FIN 46 or FIN 46R no later than December 15, 2003. The effect of applying FIN 46R to an entity to which FIN 46 had previously been applied shall be reported as the cumulative effect of an accounting change upon adoption. The Company is in the process of evaluating the potential impact of adopting the provisions of FIN 46R for the remaining population of potential variable interest entities.

In July 2003, the Emerging Issues Task Force (EITF) issued an agreement concerning Issue 00-21 Revenue Arrangements with Multiple Deliverables. This rule regulates the criteria for the recognition of revenues with respect to contracts that combine several components. Revenue recognition under EITF 00-21 is permitted only when a fair value of the not-delivered goods is available and the individual part of the contract alone is valuable for the purchaser. EITF 00-21 gives guidance how to separate the total sales of an order into the individual deliveries. This agreement became obligatory for the Company for the fiscal year beginning October 1, 2003. The Company estimates that the adoption of Issue 00-21 will have no material impact on the Company’s financial statements.

First Quarter Results of Fiscal Year 2004 and Recent Developments

First quarter results (unaudited)

The following table provides key information about the results for the first quarter of fiscal year 2004 (October 1, 2003 to December 31, 2003) and for the first quarter of fiscal year 2003.

	Three months ended December 31,
	2003	2002
	(euro in millions, except share and per share data)
Consolidated statement of income data:
Net sales	330.8	329.5
Gross profit	67.6	55.3
Operating income	16.0	2.8
Income before income taxes and minority interest	10.7	0.6
Net income	9.7	0.5
Basic earnings per share	0.15	0.01
Basic weighted average number of shares	65,284.511	65,275,000
Diluted earnings per share	0.14	0.01
Diluted weighted average number of shares	71,889,447	65,275,000
Net sales by segment:*
Capacitors	85.5	89.8
SAW components	116.2	114.6
Ceramic components	88.3	87.2
Ferrites and inductors	40.8	37.9
Less inter-segment sales	—	—

Total	330.8	329.5
Earnings (loss) before interest and taxes by segment (reconciled to net income):
Net income	9.7	0.5
Minority interest	(0.1)	(0.0)
Provision for income taxes	(0.9)	(0.0)

	Three months ended December 31,
	2003	2002
	(euro in millions, except share and per share data)
Interest income	0.9	0.3
Interest expenses	(2.6)	(2.6)
EBIT	12.4	2.8
(as a percent of net sales)	3.8%	0.8%
thereof:*
Capacitors	(4.0)	1.5
(as a percent of net sales)	(4.7%)	1.7%
SAW components	16.0	9.0
(as a percent of net sales)	13.8%	7.9%
Ceramic components	2.8	0.1
(as a percent of net sales)	3.2%	0.1%
Ferrites and inductors	(2.4)	(7.8)
(as a percent of net sales)	(5.8%)	(20.6%)
Capital expenditures by segment:*
Capacitors	1.8	5.5
SAW components	4.4	7.5
Ceramic components	5.3	5.4
Ferrites and inductors	1.0	4.7
Eliminations	0.8	0.2

Total	13.3	23.3

*	Restated for comparability in accordance with segment change effective October 1, 2002.

Our net sales rose 0.4%, from € 329.5 million in the three months ended December 31, 2002 to € 330.8 million in the three months ended December 31, 2003. Net sales in automotive electronics as well as in the consumer electronics rose due to brisk Christmas business. Net sale in telecommunications declined on a year-to-year basis, but increased on a quarterly basis as a result of Christmas business, which in 2003 was characterized by heavy demand in mobile phones. Sales in industrial electronics and sales to distributors remained stable. Earnings before interest and taxes (EBIT) increased to € 12.4 million, compared with € 2.8 million for the first quarter of fiscal year 2003, due to improved demand for mobile phones and consumer electronics and ongoing cost saving efforts.

Despite persistent price erosion, cost savings through purchasing and optimization of manufacturing and logistic processes, combined with the increasingly positive impact of relocating manufacturing operations to countries with lower labor costs, resulted in a significant improvement in earnings over the previous period’s figure. Net income increased from € 0.5 million in the three months ended December 31, 2002 to € 9.7 million in the three months ended December 31, 2003 for the reasons described above. As a result, earnings per share (basic) over the three months ended December 31, 2003 were at € 0.15 per share, compared with € 0.01 per share for the three months ended December 31, 2002.

Capacitors. In the capacitors segment, net sales decreased by 4.8% to € 85.5 million in the first quarter of fiscal year 2004 compared with € 89.8 million in the first quarter of fiscal year 2003. EBIT was negative at € 4.0 million and was € 5.5 million lower than EBIT in the first quarter of fiscal year 2003. Despite increased demand in tantalum capacitors for mobile phones and industrial electronics and film capacitors for consumer electronics, business in the first quarter of fiscal year 2004 suffered from increased price erosion as a result of the weak U.S. dollar, especially in tantalum capacitors.

SAW components. In the SAW components segment, net sales increased 1.4% to € 116.2 million in the first quarter of 2004 compared with € 114.6 million in the first quarter of fiscal year 2003. EBIT improved to € 16.0 million, from € 9.0 million in the first three months of fiscal year 2003. SAW filters and integrated radio-frequency modules both benefited from demand. These modules are primarily used in high-end handsets. Demand for filters and resonators from manufacturers of automotive electronics and filters for industrial electronics picked up as well.

Ceramic components. In the ceramic components segment, net sales rose by 1.3% to € 88.3 million in the first quarter of fiscal year 2004 compared with € 87.2 million in the first quarter of fiscal year 2003. Like tantalum capacitors, ceramic capacitors were also severely hit by above-average price erosion. Sales of surge voltage arresters and thermistors for wireline telecommunications also declined. Sales for sensors and sensor systems for automotive and household electronics remained stable. In piezo actuators, sales for the quarter fell slightly as a result of year-end inventory adjustments. Despite these factors, EBIT improved to € 2.8 million compared with breakeven € 0.1 million in the first quarter of fiscal year 2003.

Ferrites and inductors. In the ferrites and inductors segment, net sales increased by 7.7% to € 40.8 million in the first three months ended December 31, 2003 compared with € 37.9 million in the first three months ended December 31, 2002. EBIT improved to minus € 2.4 million in the first quarter of fiscal year 2004 compared with minus € 7.8 million in the first quarter of fiscal year 2003. Business in ferrites for DSL applications revived primarily in Asia and in the NAFTA region. The severe price erosion slowed down somewhat. Demand for inductive components for automotive applications and industrial electronics had a positive impact on this segment. In the consumer electronics market, demand for inductors remained stable.

Recent developments

The worldwide economy appears to be slowly recovering. Net sales as well as new orders have increased compared with previous quarters. However, competition is expected to remain fierce and price erosion to be on a similar level as in the previous year, assuming that exchange rates do not keep developing further to our disadvantage.

We are responding to the challenges of the market with strict cost and cash flow management. Capital expenditures are expected to remain significantly below depreciation in the fiscal year 2004. Most of our initial relocations to new production sites have been completed and production at these sites has started. In all business segments, we have stepped up production in countries with low labor cost. We expect to increase the resulting savings in the course of fiscal year 2004 with the aim of improving our earnings from operating activities in subsequent periods.

For fiscal year 2004, we therefore expect a positive trend in demand, resulting in an increase in sales and a significantly improvement in earnings, assuming that the euro/dollar exchange rate does not substantially further deteriorate.

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

The supervisory board has comprehensive monitoring functions, including oversight over accounting and external auditing. To ensure that these functions are carried out properly, the management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning. The supervisory board is also entitled to request special reports at any time. The management board is required to ensure appropriate risk management within EPCOS and must establish an internal monitoring system.

Further principles of good corporate governance are included in the German Corporate Governance Code, which came into force with the Transparency and Disclosure Act (Transparenz- und Publizitätsgesetz) in July 2002. It includes recommendations and suggestions for the organization and functioning of the management and supervisory boards and for the cooperation between the two boards. It also provides that German stock corporations are obliged to issue once a year a declaration regarding their compliance with the recommendations of the German Corporate Governance Code. For further information on the German Corporate Governance Code and our Declaration of Conformity dated December 10, 2003, see Item 10. “Additional Information – Articles of Association and Relevant Provisions of German Law.”

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

The supervisory board meets at least once during each quarter. In fiscal year 2003, the supervisory board met six times. Its main functions are:

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

The following table sets forth, as of September 30, 2003, the names of the members of our supervisory board, their ages and principal occupations. The terms of office of all members of our supervisory board will expire at the end of the annual general meeting for fiscal year 2004, except for Mr. Ischler and Mr. Tachiiri, whose term will expire at the end of the annual general meeting for fiscal year 2006 if not removed and replaced earlier by Siemens or Matsushita according to their respective delegation right described above.

The members of our supervisory board, their ages and positions were as follows as of September 30, 2003:

Name	Age	Principal occupation and other business activities
Klaus Ziegler (Chairman)	69	Member of the Advisory Council of EPCOS do Brasil Ltda., Gravatai, Brazil

Dr. Jürgen Heraeus	67	Chairman of the Supervisory Boards of Heraeus Holding GmbH, Messer Griesheim GmbH and mg technologies AG; Chairman of the Board of Directors of Argor-Heraeus S.A., Mendrisio, Switzerland; Member of the Supervisory Boards of Heidelberger Druckmaschinen AG and IKB Deutsche Industriebank AG

Peter Hoffmann* (Deputy Chairman)	41	Deputy Chairman of EPCOS AG Works Council, Heidenheim facility

Konrad Hollerieth*	58	Corporate Director, Sales Distribution, EPCOS AG

Burkhard Ischler	41	Managing Director, Corporate Finance Mergers & Acquisition, Siemens AG, Non-Executive Member of the Board of Directors of Demag Holding S.à.r.l., Luxembourg

Prof. Dr. Anton Kathrein (Deputy Chairman)	52	Managing Director and General Partner, KATHREIN-Werke KG; Chairman of the Supervisory Boards of Erste Rosenheimer Privatbank AG and Grundig AG

Hans Lux*	56	Deputy Chairman of EPCOS AG Works Council, Munich facility

Francis Oppenauer*	55	General Counsel of IG Metall, Munich; Member of the Representatives’ Assembly, BG Feinmechanik and Elektrotechnik; Member of the Management Committee, Labor Office, Munich

Werner Pietsch*	63	Corporate Director, Overseas Sales, EPCOS AG

Andreas Strobel*	50	First Authorized Representative, IG Metall, Heidenheim; Member of the Supervisory Board of Voith AG, Voith Paper Verwaltungs GmbH and Voith Turbo Verwaltungs GmbH

Werner Strohmayr	60	Member of the Management Board of Bayerische Landesbank; Chairman of the Supervisory Boards of Bürgerliches Brauhaus Ingolstadt AG, HUK-COBURG Leben AG and HUK-COBURG Krankenversicherung AG; Deputy Chairman of the Supervisory Boards of HUK-COBURG Allgemeine Versicherung AG and Software Design & Management AG; Member of the Supervisory Board of Deutsche Kreditbank AG

Kunihisa Tachiiri	58	Associate Director, Matsushita Electric Industrial Co., Ltd., Tokyo, Japan

*	Elected by employees.

The supervisory board has formed an executive committee and a mediation committee, the latter of which is required by German law. In September 2002, the supervisory board formed an audit committee.

•	The executive committee is entitled to take urgent decisions on behalf of the supervisory board. Further, the executive committee assumes some of the responsibilities of the supervisory board, such as the conclusion of the employment agreements between the members of the management board and our corporation. It consists of the chairman, the first deputy chairman and the second deputy chairman of the supervisory board. The executive committee met three times in fiscal year 2003.

•

The sole function of the mediation committee is to act as a mediator between the shareholder representatives and the employee representatives on the supervisory board in finding a suitable candidate for the management board, in case a first candidate failed to get the necessary majority of votes on the supervisory board. The mediation committee consists of the chairman, the first deputy chairman and two further members of the supervisory board (Mr. Francis Oppenauer and Prof. Dr. Anton Kathrein) elected for the mediation committee. The mediation committee did not have to be convened in the fiscal year 2003.

•	The audit committee assumes some of the responsibilities of the supervisory board with respect to, among other things, the auditing of our books and financial statements. In particular, it has direct responsibility for the compensation and oversight of our auditors. The audit committee consists of the chairman of the supervisory board and two further members of the supervisory board (Mr. Oppenauer and Dr. Heraeus). The audit committee met five times in fiscal year 2003.

Management Board

Our management board currently consists of three members. Under our Articles of Association, our supervisory board determines the management board’s size, although it must have at least two members.

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

The members of our management board, their ages, positions and terms of appointment were as follows as of September 30, 2003:

Name	Age	Current position	Term expires
Gerhard Pegam	42	Chief Executive Officer	July 30, 2009
Dr. Wilfried Backes	60	Chief Financial Officer	March 31, 2005
Josef Unterlass	54	Chief Operating Officer	March 31, 2006

Mr. Pegam was appointed August 4, 1999, Mr. Unterlass effective April 1, 2001 and Dr. Backes effective April 1, 2002. Effective March 31, 2003, Dr. Backes took the position as CFO, replacing the former CFO, Dr. Bodo Lüttge. Dr. Backes’ term renews automatically for additional one-year periods through March 31, 2007 unless he refuses the renewal or the supervisory board votes against it.

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

Dr. Wilfried Backes has served on the board from April 1, 2002 on. From 1992 to 2002, he was Executive Vice President, Chief Financial Officer and Treasurer of Osram Sylvania, Inc., USA. From 1982 to 1992, he held various management positions in the former Siemens Components Group and Siemens Components, Inc. Prior to that, he worked for the Business Administration and Corporate Planning Division of Siemens AG.

Josef Unterlass served from 1996 to 2001 as Chief Executive Officer of EPCOS oHG, Deutschlandsberg, Austria. Prior to 1996, he was head of our business division for film capacitors in Malaga, Spain.

Dr. Bodo Lüttge who had been our Chief Financial Officer from August 1999 to March 2003 served from 1994 to 1999 as a member of the Board of the Passive Components and Electron Tubes Group of Siemens and was Chief Financial Officer of Siemens Matsushita Components from 1991 to 1999. Between 1968 and 1991, Mr. Lüttge served in various planning, analysis, controlling, budgeting, reporting and business administration capacities within Siemens AG.

Compensation of Officers and Directors

The members of our supervisory board receive reimbursement of their actual out-of-pocket expenses and an annual payment. Pursuant to the Articles of Association, the members of the supervisory board receive fixed compensation plus an attendance fee for every meeting of the supervisory board or of a supervisory board committee attended during the period under review. Each member of the supervisory board was entitled to receive € 20,000 as fixed compensation for fiscal year 2003, with the chairman to receive € 40,000 and each deputy chairman € 30,000. Individual fixed compensation is calculated according to the period served as a member, chairman or deputy chairman of the supervisory board during the fiscal year. Total compensation, including reimbursement of expenses, paid to the members of our supervisory board amounted to € 393,000 in fiscal year 2003 compared with € 280,000 in fiscal year 2002. The following table shows an individualized breakdown of the compensation paid to members of our supervisory board in fiscal year 2003:

	Compensation
in €	Fixed	Attendance fees	Total
Klaus Ziegler	40,000	30,000	70,000
Dr. Jürgen Heraeus	20,000	11,000	31,000
Burkhard Ischler	20,000	5,000	25,000
Prof. Dr. Anton Kathrein	30,000	10,500	40,500
Werner Strohmayr	20,000	5,000	25,000
Kunihisa Tachiiri	20,000	5,000	25,000
Peter Hoffmann	30,000	10,500	40,500
Konrad Hollerieth	20,000	6,000	26,000
Hans Lux	20,000	6,000	26,000
Francis Oppenauer	20,000	12,000	32,000
Werner Pietsch	20,000	6,000	26,000
Andreas Strobel	20,000	6,000	26,000

Compensation paid to the members of our management board comprises fixed and variable components. The fixed cash compensation makes up about 40% of annual target compensation and consists of monthly salary payments, plus social security contributions.

Variable cash compensation is linked to business performance and makes up about 60% of the annual target compensation. Half of this variable cash compensation is calculated by multiplying a contractually stipulated basic amount by a corporate factor determined annually by the supervisory board in the light of business development. The other half is linked to reaching a target based on the economic value added in the EPCOS Group.

The management board members were also granted options for shares of EPCOS AG under the EPCOS stock option plan 1999 as a variable component with a long-term incentive effect and risk elements. For further information, see “- Options to Purchase Securities from Registrant or Subsidiaries” below and Note 11 to our Consolidated Financial Statements.

The compensation package also includes a company pension and transitional payments, a company car, which may also be used privately, and business and personal liability and accident insurance cover. Total cash compensation paid to the management board (including Dr. Lüttge, who retired on March 31, 2003) amounted to € 2,544,000 in fiscal year 2003 (€ 1,713,000 in fiscal year 2002). This amount was composed of fixed components (including social security contributions, leasing payments for company cars and the cash value of insurance cover) totaling € 1,066,000 in fiscal year 2003 (€ 946,000 in fiscal year 2002) and variable components totaling € 1,478,000 in fiscal year 2003 (€ 767,000 in fiscal year 2002). In addition, a total of 185,000 stock options were granted. The weighted average fair value on the date of issue amounted to € 6.87 per option.

An individualized breakdown of management board compensation is given in the following table (rounded to thousands of euros):

	Compensation			Stock options
in €	Fixed	Variable	Total	Number	Exercise price
Gerhard Pegam	345,000	417,000	762,000	60,000	15.23
Wilfried Backes, Dr.	341,000	429,000	770,000	25,000	15.23
Bodo Lüttge, Dr.	117,000	298,000	415,000	50,000	15.23
Josef Unterlass	263,000	334,000	597,000	50,000	15.23

Pensions for former members of the management board and their surviving dependents are generally being paid by Siemens AG or have already been settled. Transitional payments to former members of the management board totaled € 526,000 in fiscal year 2003. Accruals for pensions and transitional payments for the active members of the management board amounted to approximately € 4.7 million as of September 30, 2003. Of these total accruals, approximately € 2.6 million is an obligation of EPCOS, and the remainder is an obligation of Siemens AG.

Options to Purchase Securities from Registrant or Subsidiaries

As part of a stock option plan adopted on September 28, 1999 (the “1999 SOP”) for members of our management board, directors of subsidiaries and affiliates and other eligible employees, the Company was authorized to distribute non-transferable options exercisable for up to 2,480,000 shares over a five-year period. In connection with the 1999 SOP, our shareholders approved a capital increase in the form of conditional capital (Bedingte Kapitalerhöhung) in an amount not to exceed € 2,480,000. With the consent of the supervisory board, management may authorize the use of existing shares instead of conditional capital to satisfy option exercises.

According to the 1999 SOP, decisions about the grant of options had to be taken within a period of three months after the annual results had been published. The supervisory board decided how many options to grant to the management board and the management board decided how many options to grant to other eligible employees of EPCOS AG. The bodies responsible for establishing the remuneration for directors of our subsidiaries and affiliates decided how many options were granted to these directors, and the directors decided how many options were granted to other eligible employees of the subsidiary or affiliate. The exercise price for options distributed pursuant to the option plan was 115% of the average closing market price of our shares on the German Xetra system during the five-day trading period immediately before the option issuance date. For a description of the Xetra system, see Item 9. “The Offer and Listing – Nature of Trading Market.” Holders of options may exercise them during the five-year period starting two years after the options are issued. Holders may exercise options only within fixed time periods following publication of our quarterly or annual results.

The first option grant under the 1999 SOP was made in October 1999 in connection with our initial public offering; additional option grants have been made since then. The following table sets forth the terms of our currently outstanding options under the 1999 SOP:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date**	Expiration date
October 1999	158,000	153,250	35.65	October 15, 2001	October 16, 2006
November 2000	394,500	381,500	105.04	November 30, 2002	November 29, 2007
February 2001	60,000	60,000	90.90	February 23, 2003	February 22, 2008
November 2001	463,500	450,500	64.11	November 28, 2003	November 27, 2008
November 2002	698,500	692,500	15.23	November 22, 2004	November 23, 2009
December 2003	495,000	495,000	21.76	December 12, 2005	December 13, 2010

*	Neither expired nor exercised.

**	According to statutory requirements.

As of February 1, 2004, members of our management board together held options to purchase a total of 315,000 shares under the 1999 SOP, while members of our supervisory board held options to purchase a total of 178,000 shares under the 1999 SOP.

To date, a total of 2,269,500 options have been granted under the 1999 SOP. On February 11, 2004, the 1999 SOP was terminated pursuant to a resolution adopted by the Annual General Meeting of EPCOS AG. No further options will be issued under this plan.

At the same Annual General Meeting, a new stock option plan (the “2004 SOP”) was adopted, which basically has the same key terms as the 1999 SOP: Under the 2004 SOP, the Company is authorized to distribute non-transferable options exercisable for up to 2,480,000 shares to members of our management board, directors of subsidiaries and affiliates and other eligible employees over a three-year period. In connection with the 2004 SOP, our shareholders approved an additional capital increase in the form of conditional capital II in an amount not to exceed € 2,480,000. Instead of shares issued from this conditional capital II, holders of options may, at the discretion of the Company, also be granted existing shares or paid cash settlements.

Decisions about the grant of options may be taken in each of the next three fiscal years within a period of three months after the annual results for such fiscal year shall have been published. The supervisory board will decide how many options to grant to the management board and the management board will decide how many options to grant to other eligible employees of the EPCOS Group, where appropriate after clearance with the bodies responsible for establishing the remuneration for directors of our subsidiaries and affiliates or with these directors. The exercise price for options distributed pursuant to the option plan will be 115% of the average opening market price of our shares on the German Xetra system during the five-day trading period immediately before the option issuance date. Holders of options may exercise them during the five-year period starting two years after the options are issued but only within fixed time periods following publication of our quarterly or annual results. In the event of extraordinary, unforeseen developments, the supervisory board and management board are authorized to introduce a cap on possible gains from stock options.

Employees

As of September 30, 2003, we had 13,283 employees worldwide (compared to 13,069 as of September 30, 2002 and 12,993 as of September 30, 2001). The increase in fiscal year 2003 was attributable to headcount rise in low-labor-cost countries, which was partially offset by headcount reductions in high-labor-cost countries made in response to market conditions, mainly in Germany. Approximately 17% of our employees work in Germany.

The following table shows a breakdown of our employees by business segments and region as of September 30, 2003. It does not include employees in our Munich headquarters or our Singapore and Iselin, New Jersey sales offices.

Employees by business segment	As of September 30, 2003
Capacitors	3,594
SAW components	2,231
Ceramic components	2,701
Ferrites and inductors	4,036

Employees by regions	As of September 30, 2003
Asia	5,333
Europe without Germany	4,222
Germany	2,295
Americas	1,433

We believe that a significant portion of our employees belong to an organized labor union. We have experienced no significant work stoppages in recent years, and we believe our employee relations are very good.

In the fiscal years 2000 through 2002, we adopted employee share purchase plans, under which German employees depending on their function could purchase a number of shares determined annually at a certain discount. These plans did not extend into the United States. During fiscal year 2002, we repurchased 25,000 of our common shares in preparation for another offer to our employees in fiscal year 2003, but in October 2002, the management board decided not to offer an employee share purchase plan so that no shares were sold to employees in fiscal year 2003. We describe the repurchase of our own shares for these purposes under Item 10. “Additional Information – Articles of Association”. In October 2003, the management board decided to terminate the employee share purchase plans. In accordance with German law, we sold the 25,000 repurchased shares into the market outside the United States in November 2003. We do not plan to offer any employee share purchase plans for fiscal year 2004 or thereafter.

Share Ownership

No member of our management board or our supervisory board individually holds shares or options representing 1% or more of our shares outstanding. As of February 1, 2004, as a group, members of our management board held 171 shares and 315,000 options for shares, representing 0.48% of our nominal share capital, and members of our supervisory board, as a group, held 13,811 shares and 178,000 options for shares, representing 0.29% of our nominal share capital.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the current beneficial ownership of our company’s share capital by the principal shareholders (each person or entity who owns beneficially 5% or more of our shares):

Identity of person or group	Title of class	Amount owned	Percent owned
Siemens AG	Ordinary shares, no par value, notional value € 1	8,162,501	12.5%
Matsushita Electronic Components (Europe) GmbH	Ordinary shares, no par value, notional value € 1	8,162,501	12.5%

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

Other Major Shareholders

Capital Group International, Inc. On February 11, 2003, Capital Group International, Inc. filed a Report on Form 13G stating that, as of December 31, 2002, it had the sole voting power over 3,596,370 of our ordinary shares and sole dispositive power over 4,525,200 ordinary shares. The Form 13G stated that the aggregate amount beneficially owned by Capital Group International, Inc. as a holding company was 4,525,200 ordinary shares, representing 6.9% of our share capital. By the same 13G, Capital Guardian Trust Company, a wholly owned subsidiary of Capital Group International, Inc. disclosed that it beneficially owned an amount of 3,921,620 ordinary shares, representing 6.0% of our share capital. On February 10, 2004, a report on Form 13G was filed by Capital Group International, Inc. stating that Capital Group International, Inc., as of December 31, 2003, has the sole voting power over 1,523,010 of our ordinary shares and the sole dispositive power over 1,716,210 of our ordinary shares only. This Form 13G states that the aggregate amount beneficially owned by Capital Group International, Inc. as a holding company is 1,716,210 ordinary shares representing 2.6% of our share capital. Further, this Form 13G states that Capital Guardian Trust Company, which did not file a Form 13G indicating its shareholdings as of December 31, 2003, still is a wholly owned subsidiary of Capital Group International, Inc.

Capital Research and Management Company. In addition to the foregoing, on February 13, 2003, a report on Form 13G was filed by Capital Research and Management Company, which is a registered investment advisor that manages The American Funds Group of mutual funds. The Form 13G stated that Capital Research and Management Company had, as of December 31, 2002, sole dispositive power over 3,677,910 of our ordinary shares, whilst it did not have voting power over any of our shares. On February 9, 2004, a report on Form 13G was filed by Capital Research and Management Company stating that Capital Research and Management Company, as of December 31, 2003, does not have dispositive and/or voting power over any of our shares any more.

DWS Investment GmbH. According to disclosure requirements under the German Securities Act, we and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) received notifications from DWS Investment GmbH on February 7, 2003, and on April 15, 2003, respectively, that DWS Investment GmbH held on January 31, 2003 an amount of our ordinary shares representing 5.01% of our share capital and that, on April 9, 2003, the amount of our ordinary shares held by DWS Investment GmbH has fallen below the threshold of 5% of our share capital again.

Therefore, to our knowledge, no shareholder other than Siemens AG and Matsushita Electronic Components (Europe) GmbH currently owns more than 5% of our share capital.

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

We are parties to agency and distributorship agreements with 12 Siemens affiliates in various territories worldwide as of September 30, 2003. Each such Siemens agent or distributor has non-exclusive rights to solicit and mediate sales in its respective assigned territory. We agree separately with most agents and distributors on sales margins for our products in their territory for sales made for their own accounts. We decide whether commission-based sales may take place. We determine commissions on a case-by-case basis for our agents. These commissions are based on the agent’s contribution, the nature and volume of the transaction and the price realized.

We have also entered into a number of intellectual property licensing agreements with Matsushita Electronic Components Co., Ltd. These include a know-how cross-license agreement that grants to us and to Matsushita Electronic Components Co., Ltd. non-exclusive and non-transferable licenses for reciprocal use of certain know-how relating to the production of surface acoustic wave components. These mutual licenses are not royalty-bearing. In addition, we have also licensed certain know-how relating to tantalum capacitors and ultra capacitors from Matsushita, for which we have agreed to make specified lump-sum payments and pay specified licensing fees. We do not believe that any of these agreements are material either to us or to Matsushita. In connection with these agreements, we had total expenses, consisting of payments and depreciation, to Matsushita Electronic Components Co., Ltd. in the amount of € 8.8 million in fiscal year 2003. Of this amount, € 4.5 million related to lump-sum payments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

See Item 3. “Key Information” as well as Item 18. “Financial Statements” and pages F-1 through F-46.

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

Dividend Policy

We expect to reinvest most of our earnings in the next few years to finance our continued growth. The level of dividends in each year will depend on general business conditions, our current and expected future financial performance, our funding requirements and other relevant factors. We will pay any dividends on our shares in euro. We did not pay any dividend in respect of the fiscal year 2003, 2002 and 2001.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2003, the distributable amount was € 6.234 million. As of September 30, 2002 this amount was negative (€ 32.465 million), therefore a distribution of dividends was not possible in respect of fiscal year 2002. As of September 30, 2001, the distributable amount was € 6.756 million.

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

The Frankfurt Stock Exchange is operated by Deutsche Börse AG and is the most significant of the seven German stock exchanges. Trading on the floor takes place every business day between 9:00 am and 8:00 pm. Listed shares are usually traded according to supply and demand during this time. In addition, these shares may also be traded between banks, outside the parameters of the stock exchange. The rates of shares with a high turnover and the shares of other designated companies are continuously noted during trading. An official daily quote (Einheitskurs) is determined for all shares at about mid-session of each trading day. The stock brokers chamber, acting for the Frankfurt Stock Exchange, publishes daily an official list of companies, which lists the official daily price quotes, the highest and lowest price quotes for the previous year and the ongoing record of officially traded stocks.

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

Since January 1, 2003, both the official market and the regulated market on the Frankfurt Stock Exchange have consisted of two classes of listings: the so-called General Standard and the Prime Standard. Members of the Prime Standard are required, in addition to the general listing obligations such as the publication of an annual report, to:

•	Present the consolidated financial statements according to IAS or U.S. GAAP;

•	Publish the quarterly reports with certain minimum information;

•	Publish an annual financial calendar;

•	Hold an annual analyst conference at least once a year;

•	Publish the Ad hoc-releases according to the German Securities Trading Act simultaneously in English.

Only shares that are included in the Prime Standard are eligible to be admitted in one of the indexes established by Deutsche Börse AG. On January 31, 2003, the Frankfurt Stock Exchange decided to admit our shares to the Prime Standard.

Our shares were formerly included in the Deutsche Aktienindex (the “DAX”), a continuously updated, capital weighted performance index of 30 highly capitalized German companies published by Deutsche Börse AG. In November 2002, Deutsche Börse AG announced that EPCOS would no longer be included in the DAX, effective December 23, 2002. Our shares are now included in a new Tec-DAX established in March 2003 with 30 companies focusing on future technologies, electronics and similar businesses.

Shares are also traded on the Exchange Electronic Trading System known as Xetra. Xetra is administered by Deutsche Börse AG. The securities that are currently traded through Xetra include nearly all of the stocks listed on the Frankfurt Stock Exchange. Banks and securities dealers who have been admitted to trading on at least one of Germany’s stock exchanges trade within Xetra systems. During regular trading hours, participants have access to an overview of all currently outstanding buy and sell orders via their computers. Trading on Xetra takes place continuously on each business day between 9:00 am and 5:30 pm. Xetra is an integrated part of the Frankfurt Stock Exchange and is bound by its rules and regulations.

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

The table below sets forth, for the periods indicated, reported closing high and low quoted prices for our ordinary shares on the Frankfurt Stock Exchange:

Frankfurt Stock Exchange*

	High	Low
	(in euro)
Monthly:
September 2003	17.34	14.00
October 2003	17.80	14.32
November 2003	19.80	18.05
December 2003	19.41	17.71
January 2004	22.96	18.03
February 2004	21.20	18.61

Quarterly:
October through December 2001	62.98	33.60
January through March 2002	58.25	39.85
April through June 2002	51.82	31.60
July through September 2002	33.10	7.19
October through December 2002	17.83	5.66
January through March 2003	13.55	9.12
April through June 2003	14.41	10.50
July through September 2003	17.34	10.87
October through December 2003	19.80	14.32

Yearly:
Financial year ended September 30, 2000 (from October 15, 1999)	173.00	34.40
Financial year ended September 30, 2001	103.60	32.20
Financial year ended September 30, 2002	62.98	7.19
Financial year ended September 30, 2003	17.83	5.66

*	Source: Xetra, Deutsche Börse AG

On March 25, 2004 the closing sales price per ordinary share on the Frankfurt Stock Exchange was € 18.13, as reported by Deutsche Börse AG.

Trading on the New York Stock Exchange

As of March 15, 2004, 1,245,795 of our American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 1,245,795 of our ordinary shares or approximately 1.9% of our outstanding share capital, and there were 910 beneficial holders and 21 holders of record of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ADRs on the New York Stock Exchange:

New York Stock Exchange*

	High	Low
	(in U.S dollar)
Monthly:
September 2003	19.02	16.03
October 2003	21.10	16.70
November 2003	23.35	21.30
December 2003	23.68	21.95
January 2004	28.93	22.85
February 2004	26.95	23.56

Quarterly:
October through December 2001	55.70	31.13
January through March 2002	52.16	35.30
April through June 2002	47.25	30.80
July through September 2002	32.66	7.80
October through December 2002	17.30	5.70
January through March 2003	14.15	9.87
April through June 2003	16.40	12.22
July through September 2003	19.02	12.52
October through December, 2003	23.68	16.70

Yearly:
Financial year ended September 30, 2000 (from October 15, 1999)	170.00	36.94
Financial year ended September 30, 2001	102.50	29.55
Financial year ended September 30, 2002	55.70	7.80
Financial year ended September 30, 2003	19.02	5.70

*	Source: Dow Jones & Company, Inc.

On March 25, 2004, the closing sales price per ADR on the New York Stock Exchange was $ 22.38, as reported by Dow Jones & Company, Inc.

Item 10.	Additional Information

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

Authorized and contingent capital and issuance of convertible bond

As resolved at the annual general meeting of shareholders on February 11, 2004, our management board is authorized, with the approval of the supervisory board, to increase, once or in partial amounts, in the period until February 10, 2009, the registered share capital by a total of up to € 13,020,000 by issuing new ordinary registered no-par shares against cash or in-kind contributions (authorized capital 2004). The shareholders are principally entitled to preemptive rights, however, under certain conditions as determined in the Articles of Association the Management board is authorized to exclude such preemptive rights with consent of the supervisory board. The formerly existing authorized capital was cancelled. For a description of our contingent capital increase, see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrants or Subsidiaries.”

Based on the authorization of the shareholder meeting from March 6, 2002, we issued a € 126,425,000 convertible bond due 2010 with a coupon of 2.5% through our Dutch subsidiary EPCOS Finance B.V. guaranteed by EPCOS AG in June 2003. The convertible bond was placed with institutional investors outside the U.S., Canada and Japan in reliance on Regulation S and is listed on the Luxemburg Stock Exchange. We issued the convertible bond to benefit from the attractive financing opportunities in the then-current convertible market given the low interest rate and high volatility environment. The offering has allowed us to increase our financial flexibility.

After the authorization to issue convertible and/or warrant linked bonds of the year 2002 has been exhausted, our shareholder meeting decided on February 11, 2004 to authorize the management board to issue, with the consent of the supervisory board, once or several times until February 10, 2009 convertible and/or warrant-linked bonds with an aggregate face value of up to € 500 million and a maximum term of fifteen years and to grant holders or creditors of bonds conversion or option rights for our shares with a proportional interest in the share capital of up to a total of € 6.5 million. For this purpose, the shareholder meeting adopted a resolution to conditionally increase our share capital by up to € 6.5 million through the issue of up to € 6.5 million new ordinary registered shares of no par value in case the conversion or option rights are exercised (conditional capital 2004).

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

In fiscal year 2002, we repurchased 51,410 shares at an average purchase price of € 40.10 per share and reissued 26,416 shares to our employees. The repurchase took place pursuant to a stock buy back program in order to offer discounted shares to our employees as described under Item 6 “Directors,

Senior Management and Employees.” As of September 30, 2003, we held 25,000 shares in preparation for such an offer to our employees for fiscal year 2003, but in October 2003, the management board decided to stop the employee share purchase plans so that we do not plan to offer an employee share purchase plan for fiscal year 2004 and the years thereafter. In accordance with German law, we sold these shares into the market outside the United States in November 2003. We did not repurchase additional shares in fiscal year 2003.

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

Corporate Governance

Overview of the corporate governance system in Germany

In contrast to corporations organized under the laws of the United States, German stock corporations are governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the management board. Their roles are defined by German law and by the corporation’s Articles of Association (Satzung), and may be described generally as follows:

The annual general meeting of shareholders ratifies the actions of the corporation’s supervisory board and management board. It decides on the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. In addition, it elects the members of the supervisory board. In corporations with more than 2,000 employees such as EPCOS, shareholders and employees elect or appoint an equal number of representatives to the supervisory board. The annual general meeting elects the shareholder representatives except for those appointed by shareholders entitled to such an appointment by the Articles of Association. The annual general meeting must be held within the first eight months of each fiscal year.

The supervisory board appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval of the supervisory board may be required in connection with certain significant matters, the law prohibits the supervisory board from making management decisions.

The management board manages the corporation’s business and represents it in dealings with third parties. The management board submits regular reports to the supervisory board about the corporation’s operations and business strategies, and prepares special reports upon request. A person may not serve simultaneously on the management board and the supervisory board of the same company.

The German Corporate Governance Code

In February 2002, a Government Commission established by the Ministry of Justice published a German Corporate Governance Code (the “CGC”), which summarizes the fundamental guidelines of corporate governance in Germany. The CGC has been updated in May 2003.

The CGC comprises a set of best-practice guidelines for the governance of German companies listed on a stock exchange. The full text of the CGC, including an English translation thereof, is available on the Internet at http://www.corporate-governance-code.de. In addition to restating various corporate governance-related provisions of German law, the CGC contains approximately 50 “recommendations”, which reflect widely recognized and well-established standards of corporate governance, and approximately 25 “suggestions”, which reflect additional standards for the sound and responsible management and supervision of a company. Topics covered by the CGC include:

•	The composition and responsibilities of the management board, the compensation of the management board members, and rules for avoiding and resolving conflicts of interest;

•	The composition and responsibilities of the supervisory board and committees of the supervisory board, the compensation of the supervisory board members, and rules for avoiding and resolving conflicts of interest;

•	The relationship between the management board and the supervisory board;

•	Transparency and disclosure in periodic reports; and

•	Reporting on, and auditing of, the company’s annual financial statements.

Although the CGC does not have the force of law and compliance with the recommendations and suggestions set forth in the CGC is voluntary, Section 161 of the German Stock Corporation Act requires that the management board and the supervisory board of a covered company declare annually either that the company has complied, and does comply, with the recommendations set forth in the CGC or, alternatively, which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” system). There is no similar requirement to issue a declaration with respect to the suggestions contained in the CGC. On December 10, 2003, our management board and supervisory board declared that we have been and are in compliance with all of the recommendations set forth in the CGC, except that (i) our directors’ and officers’ liability insurance policies for the members of our management and supervisory board do not provide for any deductibles, (ii) compensation of the members of the supervisory board does not contain any variable component linked to the Company’s success and (iii) the stock option plan approved by the Annual General Meeting on February 11, 2004 is not based on comparative parameters, as for example, performance of stock indices or achievement of a specified share price. See Exhibit 14 to this annual report for a copy of this declaration. By keeping compensation separate from business success, we intend to avoid every conceivable conflict of interests with the supervisory board’s monitoring functions. By waiving any deductibles, we recognize that a deductible is not common outside of Germany and that our senior management below the board level, both in and outside of Germany, are covered by a group insurance policy without deductible, which would mean a different treatment of management board members and other high-level personnel.

Summary of significant differences between German corporate governance practices and the NYSE’s corporate governance standards

The following paragraphs provide a brief, general summary of significant differences between the corporate governance practices followed by German companies, such as ourselves, and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of U.S. companies that have common stock listed on the NYSE. The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence; Conflicts of Interest

The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The listing standards do not specifically deal with the avoidance of conflicts of interest and related party transactions. These matters are typically governed by the laws of the state in which the listed company is incorporated. Moreover, the absence of such rules reflects the NYSE’s belief that the oversight of related party transactions is best left to the company’s discretion.

Although German law does not explicitly require that the management or supervisory board members of a German company must be independent, a certain degree of independence of the supervisory board members is assured by the fact no person may concurrently serve on the management board and the supervisory board of the same company. In addition, the CGC recommends that proposals for the election of supervisory board members of covered companies make sure that, at any time, the supervisory board as a whole is composed of members who are “sufficiently independent”.

Furthermore, German law and the CGC establish a number of principles of general applicability that are designed to strengthen the independence of board members, to avoid conflicts of interests and to establish procedures and standards for related party transactions. Specifically, German law subjects loans from the company to members of the management board or supervisory board and their close family members to the supervisory board’s approval. In addition, the CGC recommends that:

•	The members of the management board should not, during the term of their office (1) compete with the company, (2) in connection with their office, demand or accept special benefits or grant unjustified benefits to third parties, or (3) when making business decisions for the company, pursue personal interests or exploit business opportunities that belong to the company;

•	The members of the management board and the supervisory board should disclose conflicts of interest;

•	All transactions between the company on the one hand and the members of the management board and persons and companies closely related to them on the other hand should be entered into on market terms and conditions;

•	The members of the management board should not engage in side-line activities outside the company, including the assumption of seats on the governing bodies of other companies, without the supervisory board’s approval;

•	The supervisory board should include no more than two former members of the management board;

•	No supervisory board member should serve on a governing body of, or provide consulting services to, a major competitor of the company;

•	When making business decisions for the company, the supervisory board members may not pursue personal interests or exploit business opportunities that belong to the company; and

•	Advisory and other service contracts between the company and members of the supervisory board should be entered into only with the supervisory board’s approval.

Committees

Overview. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

Under German law, the only committee required by law is the mediation committee, which is a supervisory board committee that must be formed in all companies that are subject to the principle of co-determination. The mediation committee consists of the chairman of the supervisory board, the deputy chairman, one shareholder representative and one employee representative. The committee convenes when the supervisory board as a whole is unable to reach the required supermajority of votes for the appointment or dismissal of members of the management board.

In addition, the CGC recommends that covered companies form additional committees at the supervisory board level depending on, among other things, the number of supervisory board members. Specifically, the CGC recommends that covered companies should have an audit committee. In addition, it suggests that specific discussion topics, such as the company’s strategy, the remuneration of the members of the management board and investment and financing questions, should be delegated to committees.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements, will also apply to non-U.S. listed companies, such as ourselves. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as ourselves, have an audit committee.

German law currently does not require that companies have an audit committee. However, the CGC recommends that covered companies form an audit committee that is responsible for, among other things, questions of accounting and risk management, ensuring the independence of the company’s auditor, engaging the auditor for the audit of the company’s financial statements, determining the focus of the audit, and agreeing the audit fees. Although the audit committee related provisions of the CGC are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the CGC share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.

One structural difference between the legal status of the audit committee of a U.S. listed company and that of a German company concerns the degree of the committee’s involvement in managing the relationship between the company and its auditor. While the NYSE listing standards require that the audit committee of a U.S. listed company must have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, under German law, this responsibility is shared between the shareholders’ meeting and the supervisory board. The shareholders’ meeting is responsible for electing and dismissing the auditor (in doing so, it may rely on proposals submitted to it by the supervisory board and, if an audit committee exists, the audit committee). The supervisory board, in turn, is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement on a day-to-day basis.

Disclosure regarding corporate governance

The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

Under German law, as discussed, the management and supervisory boards of German companies listed on a stock exchange are required to declare annually either that they have complied, and do comply, with the recommendations set forth in the CGC or, alternatively, which recommendations they have not complied, or do not comply, with.

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under German law or the CGC. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including ourselves, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For information on the code of ethics adopted by EPCOS pursuant to applicable SEC rules, see “Item 16. Code of Ethics.”

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

For further information on our relationship with Matsushita Electronic Components Co., Ltd., see Note 9 to our Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

This summary is based on German tax laws including the German Tax Reduction Act enacted in October 2000 (to which we refer as the “German Tax Reduction Act 2000”) and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. This summary also reflects the Flood Victim Solidarity Act, which was enacted in September 2002. Most changes resulting from the German Tax Reduction Act 2000 became applicable to EPCOS in the fiscal year that started October 1, 2001. The changes resulting from the Flood Victim Solidarity Act are applicable to EPCOS with respect to its fiscal year beginning October 1, 2002. In December 2003 the German Parliament passed a bill, introducing a number of changes in German tax laws, most of which came into effect on January 1, 2004. The main changes concern participation exemption rules for dividends and capital gains (as a result of these changes, only 95% of the dividends or capital gains from shareholding earned by a corporation will be exempted from German taxation), thin capitalization rules and restrictions regarding loss carryforwards (only 60% of annual profit in excess of Euro 1,000,000 can be set off against loss carryforwards).

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

Taxation of the Company in Germany

German corporations are subject to corporate income tax at a rate of 25% plus a solidarity surcharge of 5.5% on the net assessed corporate income tax. In the aggregate, the corporate income tax and the solidarity surcharge amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002 from 25% to 26.5% for the fiscal year 2003 only (plus a solidarity surcharge of 5.5%) in order to help support victims of this year’s flood in Germany. The increased rate applied to EPCOS for its fiscal year beginning October 2002 and ending September 30, 2003.

In addition, German corporations are subject to profit-related trade tax on income. The exact amount of the trade tax varies with the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Taxation of dividends

Dividend distributions paid by EPCOS attributable to its fiscal years ending September 30, 2002 and later, a tax credit is no longer available to German tax payers with respect to the dividends. To avoid multiple levels of taxation in a corporate chain, the law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. However, as a result of the above mentioned new participation exemption rules, only 95% of the gross dividends can be tax exempted. German resident individuals include 50% of the dividends received in their taxable income. Certain transition rules has been applied in connection with the change from the corporate income tax credit system to the new system.

Imposition of withholding tax

German withholding tax is imposed at a rate of 20% for dividend distributions made by EPCOS attributable to fiscal years beginning on or after October 1, 2001 plus a solidarity surcharge of 5.5% on the withholding tax has been retained. The aggregate withholding tax rate with respect to dividends is thus 21.1% of the declared dividend.

For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for distributions made by EPCOS attributable to fiscal years beginning on or after October 1, 2001. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special tax rules for U.S. shareholders

Under the United States-German Income Tax Treaty (the “Treaty”), the withholding tax rate for eligible U.S. holders is reduced to 15% of the gross amount of the dividends. An eligible U.S. holder is a U.S. holder (as defined below in “United States Taxation”) that (i) is a resident of the United States for purposes of the Treaty, (ii) does not maintain a permanent establishment or fixed base in Germany to which shares or ADSs of EPCOS are attributable and through which the U.S. holder carries on or has carried on business (or, in the case of an individual, performs or has performed personal services), and (iii) is otherwise eligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

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

Capital gains

Under German domestic tax law, capital gains derived by a Non-German Holder from the sale or other disposition of shares or are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the 5-year period immediately preceding the disposition. In computing the relevant portion of a Non-German Holder’s shareholding, shareholdings already existing prior to the effective date of the German Tax Reduction Act 2000 are also taken into account. Pursuant to the German Tax Reduction Act 2000, as modified by the new participation exemption rules, only 95% of the capital gains derived on or after January 1, 2002 from the sale of shares received by a corporation are tax exempted under German domestic law.

Eligible U.S. holders are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares of ADSs.

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

United States Taxation

This section describes the material United States federal income tax consequences of owning our shares or ADSs. It applies to you only if you are a U.S. holder, as described below, that holds its shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to special rules, including:

•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect a mark-to-market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. holders whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the United States–German Income Tax treaty (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of Morgan Guaranty Trust Company of New York, the predecessor of JP Morgan Chase Bank, as depositary for the American Depositary Receipt (or ADR) program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or JP Morgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “German Taxation – Refund procedure for eligible U.S. holders” above for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the United States, and generally will be “passive income” or “financial services income,” which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

EPCOS believes that its shares and ADSs should not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If EPCOS were to be treated as a PFIC, unless you are a U.S. holder that elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

We are exposed to market risk through our commercial activities and financial operations. Our market risk consists primarily of exposure to changes in currency exchange rates and interest rates, as well as to changes in the price of some metals that we use as raw materials. We have implemented a policy of hedging against some of these risks, but we may still incur losses as a result of changes in currency exchange rates, interest rates and prices of commodities. We do not enter into derivatives transactions for trading purposes. We discuss our metals exposures in Item 4. “Information on the Company – Raw Materials and Sources of Supply.”

Interest Rate Risks

During fiscal year 2002 and fiscal year 2003, changes in interest rates did not have a material impact on our results of operations, capital resources or liquidity. The syndicated credit facility of € 300 million, provided by eleven international banks, was not used at the end of fiscal year 2003. It is thus available in full and does not provide for an interest rate risk above market standard. The convertible bond we issued in fiscal year 2003 carries a fixed rate and therefore reduces overall interest rate risk. For further information on our liquidity risks, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Liquid assets available within our group are invested in the money market to ensure our solvency at all times.

In the current fiscal year 2004, we started to invest parts of our liquid assets in certain securities, which do not carry any material price risk and may be sold any time.

Due to our liquidity situation, our future net interest expenses would not be materially increased by a substantial increase in interest rates. A sustained increase in interest rates would not increase the cost of financing our capital expenditures and would not require us to reassess some of our planned investments.

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

In fiscal year 2004, we have extended our hedging horizon to fully hedge the expected exposure of fiscal year 2004.

Hedging is executed in permanent consultation with our management board. We have implemented a value-at-risk model to monitor risks resulting from foreign exchange risks outstanding. The following table indicates the strain that a 15% upward revaluation of the euro in 2004 would impose in connection with foreign exchange contracts concluded up to September 30, 2003:

Sensitivity to exchange rates in 2004

(euro in million)

	U.S. $	Yen	Singapore dollar
Net foreign exchange exposure	68	(57)	(16)
Result of 15% revaluation of the euro*	(9)	7	2

*	Impact on net cash flow adjusted for forward foreign exchange contracts.

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

Changes in Internal Control Over Financial Reporting. There has not been any change in our internal control over financial reporting during fiscal year 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

On February 3, 2003, the supervisory board determined that Dr. Heraeus qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B.	Code of Ethics

On February 4, 2004, the supervisory board and the management board adopted a code of ethics that applies to the members of the management board, the heads of the divisions and the heads of the corporate departments accounting, sales, finance, investor relations and corporate communication. You may obtain a copy of the code of ethics, free of charge, by writing to EPCOS AG, Legal Department, St.-Martin-Strasse 53, 81669 Munich, Germany.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board and Shareholders

EPCOS AG:

We have audited the accompanying consolidated balance sheets of EPCOS AG and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years ended September 30, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPCOS AG and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years ended September 30, 2003, 2002 and 2001 in conformity with generally accepted accounting principles in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 17, 2003

EPCOS AG

Consolidated Statements of Operations

For the Years Ended September 30, 2003, 2002 and 2001

(euro thousand, except per share data)

	Note	2003	2002	2001
Net sales
Third parties		1,043,455	1,075,521	1,459,262
Related parties	9	228,153	236,227	446,068

Total net sales		1,271,608	1,311,748	1,905,330
Cost of goods sold	9	1,059,249	1,148,289	1,440,325

Gross profit		212,359	163,459	465,005

Research and development expenses	9	69,423	94,028	93,686
Marketing and selling expenses	9	120,894	134,240	141,540
General and administrative expenses	9	14,029	12,698	15,733

		204,346	240,966	250,959

Operating income (loss)		8,013	(77,507)	214,046
Interest income		1,879	1,745	4,642
Interest expense	9	(10,714)	(8,226)	(6,846)
Foreign exchange losses, net		(6,295)	(4,236)	(7,553)
Other income, net	13	4,359	10,072	1,566
Share of net losses of unconsolidated affiliates		(534)	(386)	(122)

(Loss) income before income taxes and minority interest		(3,292)	(78,538)	205,733
Benefit (provision) for income taxes	14	10,194	40,054	(55,942)
Minority interest		(158)	(16)	(1,154)

Net income (loss)		6,744	(38,500)	148,637

Basic and diluted earnings (loss) per share	15	0.10	(0.59)	2.28

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Balance Sheets

As of September 30, 2003 and 2002

(euro thousand, except share data)

	Note	2003	2002
ASSETS

Current assets
Cash and cash equivalents		195,797	31,707
Accounts receivable, net	4, 9	185,292	194,283
Inventories, net	5	205,123	208,261
Prepaid expenses and other current assets		38,884	53,485
Deferred income taxes	14	7,523	9,719

Total current assets		632,619	497,455

Property, plant and equipment, net	6	649,527	737,132
Intangible assets, net	6, 21	39,940	35,202
Deferred income taxes	14	83,022	56,407
Other assets	6	23,922	17,395

Total assets		1,429,030	1,343,591

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	9	132,887	135,952
Accrued expenses and other current liabilities	7	146,846	181,532
Short-term borrowings	8	96,728	126,364
Current portion of long-term debt	8	15,624	17,332
Deferred income taxes	14	12,236	9,336

Total current liabilities		404,321	470,516

Long-term debt, excluding current installments	8	215,003	65,507
Pension liabilities	16	118,437	107,350
Deferred income taxes	14	14,263	12,045
Other liabilities		37,635	44,021
Minority interest		695	1,974

Total liabilities		790,354	701,413

Commitments and contingencies	19

Shareholders’ equity	10
Share capital – 87,300,000 shares authorized, 65,300,000 shares issued and 65,275,000 outstanding for 2003 and 2002		65,300	65,300
Additional paid-in capital		255,225	255,225
Retained earnings		357,282	350,538
Accumulated other comprehensive loss		(38,253)	(28,007)
Treasury shares at cost (25,000 shares for 2003 and 2002)	11	(878)	(878)

Total shareholders’ equity		638,676	642,178

Total liabilities and shareholders’ equity		1,429,030	1,343,591

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the Years Ended September 30, 2003, 2002 and 2001

(euro thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2000	65,300	255,666	305,674	(403)	(1,380)	624,857

Comprehensive Income:
Net income	—	—	148,637	—	—	148,637
Currency translation adjustment	—	—	—	(14,034)	—	(14,034)
Total comprehensive income						134,603
Cash dividends	—	—	(65,273)	—	—	(65,273)
Purchase of treasury stock	—	—	—	—	(1,093)	(1,093)
Sale of treasury stock	—	(310)	—	—	2,473	2,163

Balances as of September 30, 2001	65,300	255,356	389,038	(14,437)	—	695,257

Comprehensive Loss:
Net loss	—	—	(38,500)	—	—	(38,500)
Currency translation adjustment	—	—	—	(13,363)	—	(13,363)
Unrealized losses on securities	—	—	—	(207)	—	(207)
Total comprehensive loss						(52,070)
Purchase of treasury stock	—	—	—	—	(2,072)	(2,072)
Sale of treasury stock	—	(131)	—	—	1,194	1,063

Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178

Comprehensive Loss:
Net income	—	—	6,744	—	—	6,744
Currency translation adjustment	—	—	—	(8,415)	—	(8,415)
Unrealized gains on securities	—	—	—	219	—	219
Reclassification of losses to net income	—	—	—	207	—	207
Cash flow hedges (net of tax of 373)	—	—	—	722	—	722
Additional minimum pension liabilities (net of tax of 2,060)	—	—	—	(2,979)	—	(2,979)
Total comprehensive loss						(3,502)

Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Cash Flows

For the Years Ended September 30, 2003, 2002 and 2001

(euro thousand)

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	6,744	(38,500)	148,637
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	157,270	171,570	193,900
Provision for doubtful accounts	(872)	182	2,842
Loss on sale of property, plant and equipment	1,106	98	1,139
Share of net losses of unconsolidated affiliates	534	386	122
Minority interest	158	16	1,154
Deferred income tax	(18,040)	(44,101)	3,123
Stock-based compensation	—	313	691
Changes in assets and liabilities, excluding effects of acquisitions
Decrease in accounts receivable	5,468	37,725	37,813
(Increase) Decrease in inventories	(1,172)	21,893	(10,886)
Decrease (Increase) in prepaid expenses and other current assets	15,509	(13,063)	11,589
Decrease in accounts payable	(576)	(9,439)	(76,511)
Decrease in accrued expenses and other current liabilities	(29,635)	(43,438)	(5,251)
Increase in other assets	(4,683)	(1,917)	(1,815)
Increase in pension liabilities	9,449	6,827	6,942
(Decrease) Increase in other liabilities	(5,508)	(4,301)	13,560

Net cash provided by operating activities	135,752	84,251	327,049

Cash flows from investing activities
Proceeds from sale of equipment	17,956	4,793	2,802
Net decrease in financial receivables from third parties	—	—	50
Acquisitions of businesses, net of cash acquired	(9,703)	(2,813)	(30,085)
Capital expenditures	(98,391)	(131,540)	(348,913)
Dividends from (Investments in) unconsolidated affiliates	(877)	(127)	248

Net cash used in investing activities	(91,015)	(129,687)	(375,898)

Cash flows from financing activities
Net decrease in financial liabilities to Siemens	—	—	(30)
Net (decrease) increase in short-term borrowings	(26,267)	26,096	63,715
Extinguishment of long-term debt	(9,548)	—	—
Proceeds from issuance of long-term debt	176,254	39,434	8,867
Principal payments on long-term debt	(17,332)	(21,753)	(11,639)
Principal payments under capital lease obligations	(581)	(517)	(435)
Cash dividends	—	—	(65,273)
Purchase of treasury stock	—	(2,072)	(1,093)
Sale of treasury stock	—	663	1,472

Net cash provided by (used in) financing activities	122,526	41,851	(4,416)

Effect of exchange rate changes on cash and cash equivalents	(3,173)	(2,442)	(1,077)
Net increase (decrease) in cash and cash equivalents	164,090	(6,027)	(54,342)
Cash and cash equivalents at beginning of year	31,707	37,734	92,076

Cash and cash equivalents at end of year	195,797	31,707	37,734

See Notes to Consolidated Financial Statements

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The core of the Company was Siemens Matsushita Components, a former fifty-fifty joint venture (the “Joint Venture”) formed in 1989 by Siemens AG (“Siemens”) with Matsushita Electric Industrial Co., Ltd. and Matsushita Electronic Components Co., Ltd. (“Matsushita”). Siemens Matsushita Components consisted of a limited partnership named Siemens Matsushita Components GmbH & Co. KG (the “Limited Partnership”) and Siemens Matsushita Components Verwaltungsgesellschaft mbH (“S+M GmbH”), the general partner of this limited partnership, as well as all of their subsidiaries. After reorganizing the Company and in preparation for an initial public offering, S+M GmbH converted to a German stock corporation (Aktiengesellschaft, AG) and changed its Company name to EPCOS AG on September 2, 1999.

After the IPO in October 1999, and after the public sale of shares of EPCOS AG, Siemens and Matsushita group each hold 12.5% plus one share of the Company’s outstanding share capital.

The contribution of the Limited Partnership and the transfer by Siemens of certain subsidiaries and assets to S+M GmbH were made under the terms and conditions of a contribution agreement between Siemens and Matsushita effective July 1, 1999. The contribution of the Limited Partnership represented a transfer between entities under common control and did not result in any change in ownership as all shares were exchanged between shareholders in direct proportion to their existing ownership. The transfer of certain subsidiaries and assets by Siemens represented the transfer of assets to a joint venture by a joint venture partner. Accordingly, all such transactions have been accounted for at historical book value.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Certain prior year amounts have been reclassified to conform to the current year presentation.

(b) Investments in Unconsolidated Affiliates

Businesses over which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are recorded in the consolidated financial statements using the equity method of accounting.

(c) Consolidated Group

The consolidated financial statements include all material domestic and foreign subsidiaries which EPCOS AG directly or indirectly controls. As of September 30, 2003, 2002 and 2001, the following number of companies were consolidated alongside EPCOS AG:

	2003	2002	2001
Consolidated
Domestic	2	2	2
Foreign	27	26	25

	29	28	27
At Equity	1	1	1

	30	29	28

The consolidated financial data for these companies is derived from their individual financial statements as of September 30 of each respective year.

Refer to Note 21 for changes in the companies included in the consolidated financial statements. Comparability of the consolidated financial statements with the prior year has not been impacted by these changes.

(d) Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. These include both bank balances as well as short-term deposits with a maturity of three months or less as at the date of deposit.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e) Inventories

Inventories are stated at the cost of acquisition or production or at the market price, in consideration of the “lower-of-cost-or-market-principle”. The cost of production is principally determined by the weighted average method and comprises direct material and labor costs plus applicable manufacturing overheads, including depreciation charges.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives or increase capacity and also includes interest costs associated with construction in progress. Maintenance and repairs are charged directly to expense as incurred. Renewal or improvement costs are capitalized, insofar as they enhance the value of the related asset. On disposal, historical acquisition or production costs and accumulated depreciation are written off, and the difference between this net book value and the disposal proceeds is recorded in the income statement as a gain or loss.

Depreciation for all foreign subsidiaries is computed on the straight-line method. For the German group companies, depreciation for assets acquired in fiscal 2000 or earlier is computed on either the straight-line method or the declining balance method if the declining balance method resulted in higher depreciation over the estimated useful lives of the assets. Additions after October 1, 2000, are depreciated using the straight-line method only, consistent with the foreign subsidiaries. Differences arising from this change are not significant.

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

(h) Intangible Assets

Intangible assets other than goodwill are carried at acquisition cost net of accumulated amortization, calculated under the straight-line method over the respective useful life of the asset.

Intangible assets other than goodwill, which is the excess of purchase price over fair value of net assets of companies acquired, consist of customer lists, patents and licenses. Patents are amortized over the term of the patent. Customer lists are amortized over 10 years. Licenses are amortized over the term of the licensing agreement.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or group of assets, with future undiscounted cash flows expected to be generated by the asset, or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally either based on appraised value or measured by discounted estimated future net cash flows. Considerable management judgment is necessary to estimate discounted future net cash flows. Accordingly, actual results could vary significantly from such estimates.

(j) Revenue Recognition

Revenues resulting from sales of products are recognized under SEC Staff Accounting Bulletin (“SAB”) No. 101 Revenue Recognition in Financial Statements when corresponding agreements exist, the purchase price is fixed or clearly defined, products are shipped and the payment of the customer is reasonable predictable. Revenue from sales is recognized net of discounts, customer bonuses and rebates granted.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(m) Financial Instruments and Risk Management

Derivative financial instruments are utilized by the Company in principle to reduce foreign exchange rate risks and fluctuations of market prices of precious metals. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company enters into forward foreign exchange contracts and commodity contracts to reduce its exposure to certain risks inherent within its business.

All derivative financial instruments, including those which are embedded in other contracts, are recorded in the balance sheet at fair value. The market value of the derivative financial instruments is recorded as other current assets or other current liabilities.

The Company accounts for some of its financial instruments as cash flow hedges.

The notional amounts of these transactions are not included within the consolidated financial statements. The gains or losses resulting from these deals are either shown as foreign exchange gain or loss (for forward foreign exchange contracts) and other income/loss (for forward commodity contracts) in the consolidated statement of operations or recorded in accumulated other comprehensive income/loss if the financial instruments are designated as hedges of forecasted transactions. These instruments fulfill all requirements of hedge accounting including effectiveness. The gains or losses reported in accumulated other comprehensive income/loss are shown in the consolidated statement of operations when the hedged transactions are recognized. The ineffective portion of the hedged transactions is always included in the consolidated statement of operations.

Reductions or extra charges of financial instruments or prices of options are included in the net income/loss over the life of the forward contract.

For hedging of currency- and interest rate risks, the Company entered in cross-currency swaps.

The market value of the financial instruments including derivatives is disclosed in Note 18.

(n) Securities

The Company classifies its existing marketable securities as available for sale in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value with unrealized gains or losses reported in shareholder’s equity as a component of other comprehensive income (loss), unless impaired. Gains or losses on securities sold or impaired are booked in the statements of operations.

(o) Foreign Currencies

Transactions in Foreign Currencies

Purchases and sales in foreign currencies are converted using the daily rate of exchange at the time of the transaction. Monetary assets and liabilities denominated in non functional currencies are converted into the functional currency at the rate applying at the balance sheet date. The resulting foreign currency gains and losses are included in the income statement.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

(p) Use of Estimates

The Company’s management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP. Actual results could differ from those estimates.

(q) Earnings per Share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. By the calculation of the diluted earnings per share the weighted average of the outstanding shares is increased by the number of the additional shares that would occur if the potentially dilutive common shares would have been issued. For computations of basic and diluted earnings per share, see Note 15.

(r) Stock-based Compensation

On September 30, 2003 the Company has a stock based compensation plan for employees and members of the Management Board. For further details of stock-based compensation, see Note 11. Stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25 Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, compensation expense for stock option and share purchase plans for employees is measured as the excess of the quoted market price of the Company’s common stock at the measurement date over the amount the employee must pay. The compensation expense in the statements of operations is nil for the years 2001 to 2003 because the exercise price on the measurement date was identical with the market value of the corresponding shares.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Net Income (Loss) and Earnings (Loss) per Share
Year ended September 30 (€ thousand)
	2003	2002	2001
Net income (loss)
As reported	6,744	(38,500)	148,637
Less: total compensation expense for stock options (calculated by the fair value method)	(9,617)	(13,824)	(8,868)

Pro forma	(2,873)	(52,324)	139,769

Basic and diluted earnings (loss) per share (in €)
As reported	0.10	(0.59)	2.28
Pro forma	(0.04)	(0.80)	2.14

3. Accounting changes

On October 1, 2002, the Company adopted SFAS No. 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS No. 143 had no material impact on the Company’s financial statements.

On October 1, 2002, the Company adopted SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS No. 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS No. 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS No. 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. EPCOS applied the provisions of SFAS No. 144 prospectively and the adoption of SFAS No. 144 had no material impact on the Company’s financial statements.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On January 1, 2003, the Company adopted SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard were effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not affect the Company’s financial statements.

On January 1, 2003, the Company adopted FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (for information related to product warranties, see below) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123 Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans.

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of Liabilities or Equity or both which regulates how issuers have to report and evaluate specific financial instruments with characteristics of liabilities or equity.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SFAS No. 150 demands that the issuer has to report financial instruments that were until recently often defined as equity now have to be shown as liability (or as asset in specific cases). SFAS No. 150 regulates further the classification of such financial instruments that include the commitment for the issue of own common shares. The changes in this statement lead to a more detailed description of the liabilities and the equity of a company and help investors and creditors to estimate the amount, the point in time and the probability of possible cash outflow and issuance of own shares. The Statement is effective for financial instruments that are issued or modified after May 31, 2003. SFAS No. 150 is effective for periods beginning after June 15, 2003, with the exception of mandatorily redeemable instruments of non-public entities. The adoption of SFAS No. 150 had no material impact on the Company’s financial statements.

In July 2003, the Emerging Issues Task Force (EITF) issued an agreement concerning Issue 00-21 Revenue Arrangements with Multiple Deliverables. This rule sets criteria for the recognition of revenues with respect to contracts that combine several components. Revenue recognition under EITF 00-21 is permitted only when a fair value of the not delivered goods is available and the individual part of the contract alone is valuable for the purchaser. EITF 00-21 details how to separate the total sales of an order into the individual components. This agreement has to be applied by the Company for the fiscal year beginning October 1, 2003. The Company estimates that the adoption of Issue 00-21 will have no material impact on the Company’s financial statements.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4. Accounts Receivable, Net

Accounts receivable are presented net of an allowance for doubtful accounts. The following table presents changes to the allowance for doubtful accounts for the years ended September 30, 2003, 2002 and 2001:

Allowance for Doubtful Accounts
(€ thousand)
	2003	2002	2001
Allowance for doubtful accounts, beginning of year	6,667	8,449	7,795
(Reductions) additions charged to bad debt	(872)	182	2,842
Write-offs charged against the allowance	(1,172)	(1,601)	(1,755)
Recoveries of amounts previously written-off	20	23	27
Foreign exchange translation adjustment	(289)	(386)	(460)

Allowance for doubtful accounts, end of year	4,354	6,667	8,449

The amount of factored accounts receivables for the years ended September 30, 2003, 2002 and 2001, respectively was €139.788 million, €125.114 million and nil respectively. Total interest expense on these transactions amounted to €0.336 million, €0.407 million and nil respectively for the years ended September 30, 2003, 2002 and 2001 respectively.

5. Inventories, Net

Net Inventories
As of September 30 (€ thousand)
	2003	2002
Raw materials and supplies	52,518	49,520
Work in process	67,344	60,678
Finished products	85,261	98,063

Total inventories, net	205,123	208,261

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts appearing in the preceding table are presented net of valuation allowances of €27.875 million and €35.755 million as of September 30, 2003 and 2002 respectively. The development in the inventory valuation allowance for the years ended September 30, 2003, 2002 and 2001, is as follows:

Valuation Allowance for Inventories
(€ thousand)
	2003	2002	2001
Valuation allowance, beginning of year	35,755	37,623	17,812
Additions charged to cost of goods sold	11,907	12,582	27,892
Write-downs charged against the allowance	(19,230)	(13,642)	(7,532)
Foreign exchange translation adjustment	(557)	(808)	(549)

Valuation allowance, end of year	27,875	35,755	37,623

The increase in the valuation allowance in fiscal 2001 partly resulted from excess inventories of raw materials for tantalum of €7.676 million, a reduction in the price of tantalum raw material of €2.624 million and slow moving or obsolete finished products in the amount of €3.652 million.

6. Fixed Assets, Net

Fixed Asset Schedule

Information with respect to changes to the Company’s intangible assets, property, plant and equipment and long-term financial assets is presented in the following fixed asset schedule:

Acquisition and Manufacturing Costs
As of September 30 (€ thousand)
	2002	Additions	Reclassification	Disposals	Translation adjustment	2003
Goodwill	14,532	8,909	—	—	(196)	23,245
Other intangible assets	39,723	3,011	—	(13)	(183)	42,538

Intangible assets	54,255	11,920	—	(13)	(379)	65,783

Land	18,580	—	—	(8,306)	(564)	9,710
Buildings	157,511	3,986	1,254	(11,780)	(3,839)	147,132
Technical equipment, machinery and other equipment	1,332,213	56,227	52,332	(101,328)	(16,289)	1,323,155
Construction in progress	62,622	35,761	(53,586)	—	(574)	44,223

Property, plant and equipment	1,570,926	95,974	—	(121,414)	(21,266)	1,524,220

Investments	1,115	953	—	(534)	(207)	1,327
Investment securities	11,791	12,683	—	(11,036)	—	13,438
Other financial assets	585	94	—	(390)	(32)	257

Long-term financial assets	13,491	13,730	—	(11,960)	(239)	15,022

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Accumulated Depreciation and Amortization
As of September 30 (€ thousand)
	2002	Additions	Reclassification	Disposals	Translation adjustment	2003
Goodwill	3,127	—	—	—	(19)	3,108
Other intangible assets	15,926	6,951	—	(10)	(132)	22,735

Intangible assets	19,053	6,951	—	(10)	(151)	25,843

Land	144	45	—	—	(19)	170
Buildings	70,963	5,236	—	(8,710)	(538)	66,951
Technical equipment, machinery and other equipment	762,687	144,793	—	(93,645)	(6,263)	807,572
Construction in progress	—	—	—	—	—	—

Property, plant and equipment	833,794	150,074	—	(102,355)	(6,820)	874,693

Investments	—	—	—	—	—	—
Investment securities	—	245	—	—	—	245
Other financial assets	—	—	—	—	—	—

Long-term financial assets	—	245	—	—	—	245

Net Book Value
As of September 30 (€ thousand)
	2003	2002
Goodwill	20,137	11,405
Other intangible assets	19,803	23,797

Intangible assets	39,940	35,202

Land	9,540	18,436
Buildings	80,181	86,548
Technical equipment, machinery and other equipment	515,583	569,526
Construction in progress	44,223	62,622

Property, plant and equipment	649,527	737,132

Investments	1,327	1,115
Investment securities	13,193	11,791
Other financial assets	257	585

Long-term financial assets	14,777	13,491

Long-term financial assets shown above are included in the consolidated balance sheets under other long-term assets.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The investment securities mainly consist of shares in funds. These securities are defined as available for sale securities under SFAS No. 115. The shares in funds do not have a specified time to maturity.

The unrealized gains/losses amount to as follows for the years ended September 30, 2003 and 2002:

Unrealized gains/losses resulting from securities
As of September 30 (€ thousand)
	2003		2002
	Gains	Losses	Gains	Losses
Available for sale securities	219	—	—	(207)

The realized gains/losses resulting from securities were €0.252 million, €0.695 million and €0.698 million for the years ended September 30, 2003, 2002 and 2001.

Depreciation expense on property, plant and equipment was €150.074 million, €165.372 million and €189.777 million for the years ended September 30, 2003, 2002 and 2001. For the years ended September 30, 2003, 2002 and 2001, depreciation includes an impairment charge for the Surface Acoustic Wave (SAW) business segment in the amount of €1.693 million, €8.600 million and €28.477 million respectively.

Interest expense capitalized on construction projects amounted to €1.629 million in fiscal 2003, €4.403 million in fiscal 2002 and €5.417 million in fiscal 2001 respectively.

Goodwill

On October 1, 2001, the Company adopted SFAS No. 142. This standard requires that amortization of goodwill ceases and that the carrying amount of goodwill be evaluated for recoverability, at least annually, or when circumstances indicate possible impairment. Accordingly, the Company has not recorded any goodwill amortization since fiscal 2002. Furthermore, the Company has performed its annual impairment test of goodwill and has concluded that there was no impairment in fiscal 2003 and 2002.

The carrying amount of goodwill as of September 30, 2003 and 2002, is as follows:

Segmental Analysis of Goodwill
As of September 30 (€ thousand)
	2003	2002
Capacitors	1,880	1,922
Ceramic Components	4,111	4,154
SAW Components	309	364
Ferrites and Inductors	13,837	4,965

Total	20,137	11,405

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

With effect from October 1, 2002, the Company has modified its organizational structure in response to changing market conditions. The microwave ceramic filters and multilayer ceramic modules business lines were transferred from the ceramic components segment to the SAW segment. This change takes into account that modules are evolving more and more into complete solutions that integrate SAW filters as well. Inductors, which used to belong to the capacitors segment, are now combined with ferrites in the new ferrites and inductors segment, because the Company is processing a steadily rising share of its ferrite cores into inductive components in-house.

In the table above the goodwill as of September 30, 2002, has been restated according to the change in the composition of the Company’s operating segments.

For additional information on the increase in goodwill refer to note 21.

Other Intangible Assets

Included in the other intangible assets as of September 30, 2003 and 2002, are the following categories of acquired other intangible assets:

Other Intangible Assets (Finite Lives)
As of September 30 (€ thousand)
	2003		2002
	Gross	Net	Gross	Net
Patents, licenses and similar rights	38,391	16,755	35,566	20,248
Customer lists	3,200	2,346	3,200	2,667
Other	947	702	957	882

Other intangible assets (finite lives)	42,538	19,803	39,723	23,797

Amortization related to other intangible assets amounted to €6.951 million, €6.198 million and €3.158 million for fiscal 2003, 2002 and 2001. In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in fiscal 2003. There were no changes to such lives and there are no expected residual values associated with these intangible assets.

The development of the estimated fiscal year amortization expense is as follows:

Estimated Amortization Expense
Fiscal years (€ thousand)
2004	6,822
2005	5,789
2006	2,382
2007	1,986
2008	1,007

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table reconciles the reported fiscal 2001 net income to its respective pro forma amounts adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142.

Reconciliation of reported net income of prior periods
Year ended September 30, 2001 (€ thousand)
	Amount	Earnings per share (€) (basic and diluted)
Net income	148,637	2.28
Add back goodwill amortization	965	0.01

Adjusted net income	149,602	2.29

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of September 30, 2003 and 2002, are as follows:

Accrued Expenses and Other Current Liabilities
As of September 30 (€ thousand)
	2003	2002
Accrued employee-related costs	71,267	77,105
Taxes payable	25,904	38,792
Salaries and payroll taxes payable	19,660	18,183
Loss on contracts	5,752	9,779
Royalty accruals	4,642	5,788
Accruals for warranties	4,267	7,243
Advanced payments received	2,075	6,067
Other	13,279	18,575

Total accrued expenses and other current liabilities	146,846	181,532

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The current and non-current accruals for product warranties developed as follows:

Product warranties
(€ thousand)
	2003	2002
Product warranties, beginning of year	7,243	8,380
Product warranties issued during reporting period	1,742	1,977
Utilization of accruals	(4,301)	(3,385)
Change in estimates	(420)	332
Foreign exchange translation adjustment	3	(61)

Accrual as of end of period	4,267	7,243

8. Short-term Borrowings and Long-term Debt

Financing

The Company can call on a €300.000 million credit facility granted until May 2005, by a bank syndicate under the leadership of Commerzbank. The credit facility carries an interest rate ranging from EURIBOR or LIBOR plus 0.45%. This credit facility is bound to keep with special financial key data. Further members of the bank syndicate are Westdeutsche Landesbank, HSBC Trinkaus & Burkhardt, ABN Amro Bank, The Royal Bank of Scotland, Landesbank Baden-Württemberg, Deutsche Bank, Citibank, ING BHF, Bayerische Hypo- und Vereinsbank and Barclays Bank. This credit facility was unused as of September 30, 2003. In addition, the Company has entered into a number of bilateral borrowing arrangements by international and national banks totalling €230.350 million. These borrowing arrangements were used in amount of €43.210 million as of September 30, 2003. In addition, the Company has loans from state aid to exports and investing activities that are not included in the borrowing arrangements already mentioned.

Short-term Borrowings

Short-term borrowings as of September 30, 2003 and 2002 were €96.728 million and €126.364 million, respectively. These short-term borrowings as of September 30, 2003 consisted of unsecured bank loans and export financing in amount of €58.138 million. The export financing bears an interest rate of 1.75%. Other short-term borrowings consist of various working capital bank loans with a weighted average interest rate of 4.01% in fiscal 2003 and 4.67% in fiscal 2002.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Long-term Debt

Long-term debt consists of the following:

Long-term Debt
As of September 30 (€ thousand)
	2003	2002
Debentures	125,287	4,522
Long-term debt with third parties	105,340	78,317
Total long-term debt	230,627	82,839
Less current installments	(15,624)	(17,332)

Long-term debt excluding current installments	215,003	65,507

Details of currencies, interest rates, maturities and lenders of the long-term debt are given in the following table:

Long-term Debt (Loans and Debentures)
As of September 30, 2003 (Currencies in millions)

Principal		Euro equivalent	Interest rate	Maturity	Lender
EUR 123.9		123.9	2.5%	2010	Convertible Bond
EUR 40.0		40.0	4.2375%	2005-2009	KfW
EUR 43.0		43.0	1.2% - 5.0%	2003-2010	Austrian banking syndicate and government institutions
INR 392.0 INR 26.5 INR 50.0	}	8.7	6.9% - 13.5%	2003-2005	Citibank, ABN Amro Bank, Deutsche Bank
EUR 14.3		14.3	0%	2004-2007	Banco Portugal do Atlantico

In addition there were obligations under capital lease of €0.705 million and €0.703 million as of September 30, 2003 and 2002 respectively.

On July 16, 2003 the Company (as guarantor) through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of €126.425 million at an interest rate of 2.5%. At September 30, 2003, deferred debt issuance costs were €2.570 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of €19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control,

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008 the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below €20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003 EPCOS AG entered into a loan of €40.000 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and will be repaid from March 31, 2005, in equal semi-annual instalments.

At September 30, 2003, long-term debt with third parties includes €43.033 million held by the Company’s Austrian subsidiary EPCOS OHG. An amount of €7.389 million of this debt is secured by investment securities and €36.680 million by liens on land. The weighted average interest rate of all the Austrian long-term third-party debt as of September 30, 2003 and 2002, was 2.32% and 2.39% respectively. The loans are due in instalments over seven years.

The Indian subsidiary EPCOS Ferrites Ltd. (EFL) has four unsecured loans in the amount of Indian rupees (INR) 392.000 million (€7.335 million), bearing interest ranging from 6.90% to 8.65%. EFL also issued a debenture for INR 26.500 million (€0.496 million). The Indian subsidiary EPCOS India Private Ltd. has issued a debenture in the nominal amount of INR 50.000 million (€0.936 million).

As of September 30, 2003, long-term debt with third parties also includes €14.267 million in non-interest-bearing loans guaranteed by the government of Portugal.

The credit lines of group subsidiaries are partly secured by letters of support or guarantee provided by EPCOS AG.

The aggregate amounts of long-term debt maturities as of September 30, 2003, are, in repayment date order, as follows:

Long-term Debt Maturities
As of September 30, 2003 (€ thousand)

Fiscal year due
2004	15,624
2005	25,121
2006	22,226
2007	18,461
2008	12,989
Thereafter	136,206

9. Related Party Transactions

Total sales to Siemens for both internal usage and resale were 17.3%, 17.3% and 22.7% of total consolidated net sales for the years ended September 30, 2003, 2002 and 2001 respectively. Resales by Siemens to third parties accounted for 2.8%, 2.9% and 8.0% of total consolidated net sales for the years ended September 30, 2003, 2002 and 2001 respectively, whereas sales directly to Siemens for internal usage accounted for 14.5%, 14.4% and 14.7% of total consolidated net sales respectively.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

With regard to sales of EPCOS products to the end customers via Siemens in countries without its own sales organization the Company has several agency or distributorship agreements with Siemens. In the process of building up own subsidiaries serving as sales operations the Company has terminated agency or distributorship agreements with some Siemens sale-companies.

The Siemens sales-companies receive a monthly turnover-based sales commission. Sales promotion measures of the Siemens sales companies have to comply with the requirements of the Company.

The Company and its subsidiaries make use of various services provided by Siemens. These agreements are either for fixed terms or can be terminated within one to three years. Under these agreements, Siemens provides the Company with a range of personnel and administrative services. Siemens thus administers some of the Company’s pension plans, part of the payroll accounting and data processing systems. Siemens also provides the Company with library and information services, personnel training and educational programs, as well as specific purchasing, procurement, sourcing and transportation services.

The Company also purchases IT services from Siemens. In fiscal 2003 Siemens performed IT services for the Company, which consisted primarily of the following: operating, servicing and development of IT systems and programs, network and telecommunications services. This business relationship between Siemens and EPCOS is based on general and specific agreements.

Effective April 1, 1999, the Company entered into a lease with Siemens for the Company’s headquarters in Munich. The lease expires on September 30, 2009, and can be terminated with twelve months’ prior notice from September 30, 2004, at the earliest. The annual rent in fiscal 2003 was €1.373 million. During the entire term of the lease, the Company may increase or decrease the amount of office space rented, the rent being adjusted accordingly. The Surge Arresters Division, Berlin, holds a lease from Siemens for production facilities and office buildings. The contract can be terminated at the end of any calendar quarter with twelve months’ prior notice. The annual rent was €0.440 million in fiscal 2003. The Ceramic Components segment entered into an agreement with Siemens to lease a production building in Austria effective October 1, 1999. For further details see Note 19.

Effective July 1, 1999, the Company entered into an agreement with Siemens which allows the Company to commission Siemens with research and development projects on a project-by-project basis. The agreement grants the Company all patents and rights issuing from such research and development projects. Siemens has a nonexclusive, worldwide and royalty-free right to use these patents and rights for its own business purposes.

Effective January 1, 2001, the Company acquired from Siemens the operating activity for the development of specialized applications of radio-frequency surface acoustic wave technology. The acquisition price was €5.000 million and is mainly recorded as intangible assets.

Effective June 15, 1999, the Company entered into a know-how license agreement with Matsushita-Kotobuki Electronics Industries, Ltd. (“Matsushita-Kotobuki”). This agreement

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Effective June 30, 1999, the Company entered into an agreement on technical cooperation with Matsushita Electronic Components Co., Ltd. (“MACO”). This agreement is the basis for a project-by-project exchange of technical know-how, advice, and shared development work. All costs are to be borne by the party which incurs them, unless a contrary written agreement exists. To cover MACO’s costs, the Company pays an annual fee. Insofar as MACO and the Company enter into specific technical cooperation and technical projects on the basis of this agreement, the Company has to pay a one-time license fee or an annual fee based on sales of the related product. It is possible to combine these alternatives.

On the basis of the aforementioned agreement, the Company and MACO have entered into a license agreement effective April 5, 2000, for the use of know-how pertaining to tantalum capacitors, and a license agreement effective September 1, 2001, for the use of know-how pertaining to ultracapacitors. Both agreements grant the Company certain nonexclusive and nontransferable licenses for the use of the respective know-how. Additionally, MACO advises the Company in each case on technical matters concerning the use of this know-how. In consideration of the rights and licenses granted to the Company, the Company agreed to initial payments. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective July 25, 2001, the Company entered into a know-how license agreement with MACO, granting the Company a nonexclusive, nontransferable license to use know-how relating to the production of multilayer ceramic capacitors.

Further, the Company and MACO have entered into a SAW know-how cross-license agreement and an agreement on the development on a SAW device based on the technical cooperation agreement as mentioned above. This cross-license agreement has been in force since January 1, 2002, and grants the Company and MACO certain nonexclusive and nontransferable licenses for reciprocal use of know-how. Additionally, the Company and MACO advise each other on technical matters concerning the use of this know-how. The mutual granted licenses are not royalty-bearing. The development agreement has been entered into as of June 1, 2002, and grants the Company and MACO certain non-exclusive and non-transferable licenses for use of the development results achieved by the other party within the framework of the joint development. The Company and MACO make no payments to each other for the development work and the granted licenses.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

EPCOS (Xiaogan) Co., Ltd. in China, which is included in the consolidated financial statements from October, 1, 2000, has rented office and production space from the minority shareholder Hanguang Electron Device Factory for an annual rental of €0.123 million. It also purchased materials and services from this company for €0.798 million in fiscal 2003 and €1.350 million in fiscal 2002.

Transactions with related parties were as follows for the years ended September 30:

Transactions with Related Parties
Year ended September 30 (€ thousand)
	2003	2002	2001
Net sales to
Siemens (including resales to third parties)	220,032	226,384	433,144
Matsushita and others	8,121	9,843	12,924

	228,153	236,227	446,068

Purchases of inventories and services charged to cost of goods sold
Siemens	(23,266)	(47,079)	(89,889)
Matsushita and others	(3,584)	(11,741)	(22,365)

	(26,850)	(58,819)	(112,254)

Research and development expenses
Siemens	(1,887)	(6,015)	(6,042)
Matsushita and others	(19)	(6)	(6,088)

	(1,906)	(6,021)	(12,130)

Marketing, selling, general and administrative expenses
Siemens	(8,293)	(7,534)	(8,893)
Matsushita and others	(114)	(5)	(709)

	(8,407)	(7,539)	(9,602)

Interest expense
Siemens	(58)	(132)	(97)

Additionally, the Company paid sales commissions to Siemens sales companies in the amount of €11.856 million for fiscal 2003, €18.893 million for fiscal 2002 and €18.603 million for fiscal 2001.

The Company received a payment in the amount of €2.463 million during fiscal 2002 from Siemens. This payment, which is recorded as other income in fiscal 2002, represents the final organizational separation payment from Siemens in relation to EPCOS Inc. in the USA.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts due from and to related parties included in the consolidated balance sheets at September 30 were as follows:

Amounts Due from and to Related Parties
As of September 30 (€ thousand)
	2003	2002
Siemens
Trade accounts receivable	44,767	44,620
Trade accounts payable	(9,906)	(11,553)
Long-term capital lease obligations	(506)	(360)

Matsushita and others
Trade accounts receivable	867	1,098
Trade accounts payable	(1,252)	(1,486)

10. Shareholders’ Equity

In preparation for the initial public offering on October 15, 1999, the Company was converted from the predecessor company in the legal form of a limited liability company (“GmbH”) into a stock corporation on September 2, 1999, with a share capital of €62.000 million divided into 62 million ordinary shares of no par value. The resulting notional value is €1 per share. By resolution of the extraordinary shareholders’ meeting on October 12, 1999, the share capital of the Company was increased by €3.300 million through issuance of new capital stock. As a result of this capital increase in connection with the IPO, EPCOS realized net proceeds – after deduction of IPO costs of €3.429 million – of €97.823 million. The proceeds exceeded the capital increase by €94.523 million, which was recorded as an increase in additional paid-in capital. At September 30, 2003, the Company had share capital amounting to €65.300 million divided into 65,300,000 registered shares of no par value with a notional value of €1 per share.

Until July 31, 2004, the Management Board is authorized, with the approval of the Supervisory Board, to increase share capital by up to €13.020 million altogether (authorized capital). This authorized capital can be utilized to issue ordinary shares of up to €12.400 million for contributions in cash (authorized capital I), to issue ordinary shares of up to €3.100 million to employees (authorized capital II) and to issue ordinary shares of up to €12.400 million for contributions in kind (authorized capital III).

The Company declared and paid cash dividends to its shareholders of €65.273 million in the year ended September 30, 2001. No cash dividends were declared and paid in the years ended September 30, 2003 and 2002.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the HGB. Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2002, the distributable amount was negative (minus €32.465 million). As of September 30, 2003, this amount was €6.234 million.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The German Stock Corporation Act also defines the rules for acquisition of treasury shares. The Company does not require authorization or shareholder approval to acquire treasury shares for the purpose of transferring them to employees as part of an employee share purchase plan. In fiscal 2003, the Company neither purchased shares nor reissued shares to its employees. As of September 30, 2003, the Company still holds 25,000 shares (see Note 11).

The Company has conditional capital of up to €2.480 million (Conditional Share Capital 1999/I) that may be used for a stock option plan. Additionally, the Company has conditional capital of €6.500 million (Conditional Share Capital 2002/I) for the exercise of conversion privileges and option rights for convertible bonds and warrant-linked bonds.

11. Stock-based Compensation

Stock Option Plan

Effective October 13, 1999, an extraordinary shareholders’ meeting adopted a stock option plan. Under this plan, members of the Management Board, directors of subsidiaries and other eligible key employees can be granted nontransferable options to purchase up to 2,480,000 shares at 115% of the average closing market price of the Company’s shares during the five-day period immediately before the date of grant. For options granted immediately before the Company’s initial public offering, the exercise price is 115% of the subscription price of €31 per share. The Supervisory Board of the Company decides annually on the number of options to be granted to the Management Board. In turn, the Management Board and the governing bodies of the group companies decide annually on the number of shares to be granted to the other eligible employees. Up to a maximum of 30% of the plan options may be granted each year. The plan will expire after five years. Options granted under the plan may be exercised during the five-year period starting two years after the options are granted, provided that the share price has reached or exceeded the exercise price on at least one day since the grant date. In connection with the stock option plan, conditional capital of the Company in the amount of up to €2.480 million was created for the issuance of up to 2,480,000 additional shares with no par value and a notional value of €1 each. The conditional capital became effective on October 13, 1999, when it was recorded in the German Commercial Register.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes stock option activity:

Stock Option Activity
	Number of options	Weighted average exercise price per share (in €)
Balance as of September 30, 2000	158,000	35.65

Granted	454,500	103.17
Exercised	—	—
Forfeited	—	—

Balance as of September 30, 2001	612,500	85.75

Granted	463,500	64.11
Exercised	—	—
Forfeited	6,250	68.96

Balance as of September 30, 2002	1,069,750	76.47

Granted	698,500	15.23
Exercised	—	—
Forfeited	30,500	66.51

Balance as of September 30, 2003	1,737,750	52.03

The following table summarizes all stock options issued by the Company and exercisable as of September 30, 2003:

Options Outstanding and Exercisable
As of September 30, 2003
Range of exercise prices (in €)	Granted options	For- feited options	Remaining granted options	Options outstanding weighted average remaining contractual life (in years)	Weighted average exercise price per granted option (in €)	Weighted average exercise price per forfeited option (in €)	Weighted average exercise price per remaining granted option (in €)	Options exercisable
								Number	Weighted average exercise price (in €)
15.23	698,500	-6,000	692,500	6	15.23	15.23	15.23	—	—
35.65	158,000	-4,750	153,250	3	35.65	35.65	35.65	153,250	35.65
64.11	463,500	-13,000	450,500	5	64.11	64.11	64.11	—	—
90.90-105.04	454,500	-13,000	441,500	4	103.17	105.04	103.12	441,500	103.12

15.23-105.04	1,774,500	-36,750	1,737,750	5	52.34	66.93	52.03	594,750	85.73

The Company has adopted the disclosure provisions of SFAS No. 123 Accounting for Stock-Based Compensation and SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure, but continues to measure stock-based compensation cost and shows personnel costs from the granting of options in accordance with APB No. 25 and its related interpretations. These personnel costs were nil in fiscal years ended September 30, 2003, 2002 and 2001.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

After 158,000 options had been granted at a weighted average fair value of €21.25 per option on October 14, 1999, another 454,500 options were granted in fiscal 2001 in two tranches on November 29, 2000, and February 22, 2001. The weighted average fair value for the first tranche was €40.41 and for the second tranche €31.26 per option, measured at the respective grant date. For the entire options granted in fiscal 2001, the weighted average fair value amounted to €39.20 per option. On November 27, 2001, another 463,500 options were granted at a weighted average fair value of €25.45 per option. On November 21, 2002, additional 698,500 options were granted. The weighted average fair value amounted to €6.87 per option.

All forfeited options concern employees who left the Company.

The fair value of the Company’s stock options of fiscal 2003, 2002 and 2001 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2003, 2002 and 2001:

Average Values of Stock Options
Year ended September 30
	2003	2002	2001
Risk-free interest rate	4.03%	4.37%	5.34%
Expected life of options (in years)	5	5	5
Expected volatility	50%	50%	50%
Average expected dividend per share (in €)	—	—	0.50

Employee Share Purchase Plan

In fiscal years 2000 through 2002, EPCOS AG adopted yearly employee share purchase plans under which employees depending on their function could purchase a number of shares determined annually at a certain discount. During fiscal 2002, the Company purchased 25,000 of its common shares in preparation for such an offer to its employees in fiscal 2003, but in October 2002, the Management Board decided not to offer an employee share purchase plan so that no shares were sold to employees in fiscal 2003. In accordance with German law, the Company will either sell these shares in the market or use them for any employee share purchase plan the Company may offer in the future. There was no compensation expense recorded under the plan in fiscal 2003, while it amounted to €0.313 million in fiscal 2002 and €0.691 million in fiscal 2001 respectively.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. Restructuring

Due to the considerable changes in market conditions for passive electronic components since fiscal 2001, it was necessary for the Company to undertake restructuring measures to reduce the workforce, dispose of certain equipment and speed up relocation of manufacturing operations to countries with lower labor costs. On the basis of various restructuring plans in fiscal 2003 worldwide measures were taken, leading to personnel costs in the amount of €13.848 million are personnel costs:

Restructuring Costs, net
Year ended September 30 (€ thousand)
	2003	2002	2001
Personnel costs, net	13,848	18,384	34,417
Impairment of property, plant and equipment (see Note 6)	—	8,648	28,477

Total restructuring costs	13,848	27,032	62,894

Net restructuring costs of €13.848 million for fiscal 2003 included fourth-quarter restructuring costs of €15.100 million. This was partly offset by €1.252 million which results from a change in estimate of fiscal year 2002.

According to the new organizational structure of the segments the split of restructuring costs by segment was as follows:

Segmental Analysis of Restructuring Costs, net
Year ended September 30 (€ thousand)
	2003	2002	2001
Capacitors	2,921	4,170	14,868
Ceramic Components	312	2,694	2,133
SAW Components	6,461	12,486	32,761
Ferrites and Inductors	3,826	7,268	13,132
Other	328	414	—

Total restructuring costs	13,848	27,032	62,894

These restructuring costs mainly impact cost of sales. Personnel restructuring costs primarily relate to reduction of blue-collar jobs.

The development of accruals and liabilities for personnel restructuring costs during fiscal 2003 and 2002 is as follows:

Development of accruals and liabilities
	Number of employees	Accruals and liabilities (€ thousand)
As of September 30, 2001	1,160	35,084

Increase in accruals/liabilities, net	503	18,384
Usage	(806)	(18,311)

As of September 30, 2002	857	35,157

Increase in accruals/liabilities, net	521	13,848
Usage	(539)	(18,167)

As of September 30, 2003	839	30,838

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. Other Income, Net

Net other income of €4.359 million mainly consists of a compensation paid by a third party to an American subsidiary for the termination of a contract in amount of €2.619 million, a profit on a settlement of VAT liabilities in amount of €1.074 million of an Indian subsidiary and export compensation in amount of €0.602 million. The net other income of €10.072 million in fiscal 2002 mainly consists of government grants from the Portuguese Government of €5.237 million and from the Government of Singapore of €1.169 million respectively and a one-time payment of €2.463 million for the complete organizational separation of the American subsidiary from Siemens in the USA.

14. Income Taxes

Income (Loss) before income taxes and minority interests was attributable to domestic and foreign sources as follows:

Income (Loss) before Income Taxes
Year ended September 30 (€ thousand)
	2003	2002	2001
Germany	(32,957)	(81,435)	(3,316)
Foreign	29,665	2,897	209,049

	(3,292)	(78,538)	205,733

The provision (benefit) for income taxes consisted of the following:

Provision (Benefit) for Income Taxes
Year ended September 30 (€ thousand)
	2003	2002	2001
Current taxes
Germany	1,683	457	258
Foreign	6,163	3,590	52,561

Deferred taxes
Germany	(12,259)	(27,981)	3,728
Foreign	(5,781)	(16,120)	(605)

	(10,194)	(40,054)	55,942

The Company was granted a tax holiday by the government of Singapore relating to production of SAW components in Singapore until 2008. Based on the pre-tax income of €42.718 million, €39.796 million, and €27.803 million for the years ended September 30, 2003, 2002 and 2001 respectively, relating to this production facility, and the statutory tax rate of 22% for 2003 and 2002, and 24.5% for 2001 in Singapore, the effect of the tax holiday for the years ended September 30, 2003, 2002 and 2001 on net income amounts to €9.398 million, €8.755 million and €6.812 million respectively, and the effect on basic net income per share is €0.14, €0.13 and €0.10 respectively.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reconciliation of income taxes for the years ended September 30, 2003, 2002 and 2001 based on the German corporate tax rate plus the after federal tax benefit rate for trade taxes for a consolidated statutory rate of 41% for fiscal 2003, 40% for fiscal 2002 and 52% for fiscal 2001 respectively results in the following figures:

Reconciliation of Income Taxes
Year ended September 30 (€ thousand)
	2003	2002	2001
Expected provision (benefit) for income taxes	(1,350)	(31,415)	106,981
Foreign tax rate differential	(21,234)	(13,780)	(55,999)
Change in valuation allowance	9,456	4,367	(636)
Change in deferred taxes resulting from a change in German tax rate	179	109	(551)
Non-deductible expenses Germany	1,881	1,418	294
Foreign withholding tax	527	288	508
Tax expense prior years Germany	491	340	(446)
Trade tax differential Germany	(273)	(245)	(183)
Other	129	(1,136)	5,974

Actual provision (benefit) for income taxes	(10,194)	(40,054)	55,942

The German tax reform which was enacted in October 2000 has, in addition to other changes, reduced the corporation tax rate to an uniform 25% and abolished the imputation system. This reduction in corporation tax rates first took effect for the German group companies in the year ended September 30, 2002. The solidarity surcharge of 5.5% was calculated on the 25% federal corporate tax, so that the total federal corporate tax rate amounted to 26.4%. The effective rate for trade tax was 13.6% for fiscal 2002.

In September 2002, the German government enacted new tax legislation which has temporarily raised the statutory corporate income tax rate to 26.5% (plus a solidarity surcharge of 5.5%) for only 2002/2003, in order to aid the victims of the flood in Germany. At September 30, 2002, those deferred tax assets and liabilities of German companies which were expected to be realized or settled within the next year (2003) were therefore calculated with a combined income tax rate of 41% (including 13% trade tax rate). Deferred taxes of German companies as of September 30, 2003, have now been calculated with the combined income tax rate of 40% due to the October 2000 tax reform.

With regard to the taxation of the income of companies with noncalendar fiscal years - such as EPCOS AG - and their shareholders, the German corporate tax law applied a split-rate imputation system in fiscal 2001. In accordance with the tax law in effect for fiscal 2001, retained corporate income was subject to a federal corporate tax rate of 40% for 2001 plus a solidarity surcharge of 5.5% on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2% for 2001. The effective rate for trade tax was 10.26% for 2001. On distribution of retained earnings to shareholders, the corporate income tax rate on such distributed earnings was reduced to 30% plus a solidarity surcharge of 5.5%, resulting in a total tax rate of 31.65% in 2001.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In October 2003, the Lower House of German parliament (Bundestag) passed a new tax legislation. This tax legislation needs to be accepted by the Upper House of German parliament (Bundesrat). A realization of the proposed changes would have effects, amongst others, for net operating loss utilization. However, at the date of this report, German legislators have not finalized their deliberations. Therefore it is not possible to determine the impact of any new tax legislation.

Deferred income tax assets and liabilities as of September 30, 2003 and 2002, are summarized as follows:

Deferred Income Tax Assets and Liabilities
As of September 30 (€ thousand)
	2003	2002
Inventories	4,481	8,192
Property, plant and equipment	8,194	10,008
Net operating loss and tax credit carryforwards	79,835	78,480
Accrued expenses	12,291	14,012
Pension liabilities	48,000	6,487
Other liabilities	1,848	1,320
Other	3,243	1,123

Gross deferred tax assets	157,892	119,622
Deferred tax asset valuation allowance	(13,904)	(4,448)

Net deferred tax assets	143,988	115,174

Receivable provisions	(3,547)	(2,800)
Inventories	(980)	(810)
Property, plant and equipment	(53,282)	(45,788)
Accrued expenses	(11,587)	(10,255)
Other	(10,546)	(10,776)

Gross deferred tax liabilities	(79,942)	(70,429)

Deferred tax assets, net	64,046	44,745

Deferred income taxes with respect to inventories relate to differences between US costing methods and valuation allowances used for book and tax purposes, and intercompany profits in inventories, which were eliminated in the consolidated financial statements. The net operating loss carryforwards relate mainly to the German and Austrian operations. EPCOS AG changed the method of the Company’s pension scheme in fiscal year 2003. Liabilities are transferred to and payments will be made by a so-called relief fund named EPCOS AG (UK EPCOS) e.V. A taxable income of €95.588 million has been generated from the conversion at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has arisen between the book value and the tax basis, which has led to a deferred tax benefit of €38.235 million.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Net deferred tax assets and liabilities are recorded in the consolidated balance sheets as of September 30, 2003 and 2002, as follows:

Deferred Income Tax Assets and Liabilities in Consolidated Balance Sheets
As of September 30 (€ thousand)
	2003	2002
Deferred tax assets
Current	7,523	9,719
Non-current	83,022	56,407

Deferred tax liabilities
Current	(12,236)	(9,336)
Non-current	(14,263)	(12,045)

	64,046	44,745

As of September 30, 2003, the Company had consolidated net operating loss (NOL) carryforwards amounting to €209.780 million, of which €19.290 million expire by 2008 and €190.490 million expire later than 2008 or have no expiry date. These figures show the gross amount of the available NOLs. In addition, the subsidiary in Spain has a tax credit amount of €2.394 million at its disposal which will expire in 15 years. The Company’s valuation allowances increased from 2002 to 2003 by €9.456 million and from 2001 to 2002 by €4.367 million, but decreased from 2000 to 2001 by €0.636 million. The valuation allowance reduced the deferred tax asset to a net amount that will more likely than not be realized, based on the Company’s estimate of future earnings and the expected timing of temporary difference reversals.

The Company did not make provision for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries for the years ended September 30, 2002 and 2001, because these earnings were intended to be indefinitely reinvested in those operations. In fiscal year 2003, the Company has provided income taxes of €2.016 million on retained earnings of foreign subsidiaries. Income taxes on the remaining cumulative earnings of €83.770 million of foreign subsidiaries have not been provided, because such earnings are intended to be indefinitely reinvested in those operations. It is not economically practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15. Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2003, 2002 and 2001:

Earnings (Loss) per Share
Year ended September 30
	2003	2002	2001
Net income (loss) (€ thousand)	6,744	(38,500)	148,637
Denominator for basic earnings per share – weighted average shares	65,275,000	65,288,838	65,289,526
Effect of dilutive shares - stock options	0	0	80,007
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,275,000	65,288,838	65,369,533

Basic and diluted earnings (loss) per common share (in €)	0.10	(0.59)	2.28

For fiscal year 2003, 6,500,000 shares resulting from the convertible bonds were not considered, because the inclusion would be antidilutive.

For the year ended September 30, 2002, 18,059 potentially dilutive shares were not added to the denominator, because inclusion of such shares would have been antidilutive.

16. Pensions

The Company provides pension benefits principally under several defined-benefit pension plans. Virtually all of the Company’s salaried employees in Germany are covered by two defined-benefit pension plans. The Company’s employees in Brazil are covered by two funded defined-benefit pension plans. Both US subsidiaries, EPCOS Inc., Iselin, New Jersey, and Crystal Technology, Inc., Palo Alto, California, were part of a multi-employer plan with Siemens Corporation, New York, until fiscal 2001. Since fiscal 2002, these subsidiaries provide pension benefits to their employees under a funded defined-benefit plan. The respective portion of obligations and plan assets were transferred to EPCOS Inc. by Siemens Corporation.

Taking effect fiscal 2002, the Company started a pension deferred compensation plan for German employees, which gives these employees the opportunity to convert part of their compensation to a pension based on amounts contributed including the interest earned thereon at retirement age. The provision for future payments to retired staff is determined by an actuary. Payments into the Austrian subsidiary’s defined contributions plan amounted to €0.651 million in fiscal 2003, €0.717 million in fiscal 2002 and €0.963 million in fiscal 2001.

In fiscal year 2003 the Company transferred its accumulated benefit obligation relating to the vested and non-vested portions of its defined benefit pension plan in Spain to an external pension fund for a payment of €0.632 million. This amount was paid at due date. The transaction was accounted for as a settlement and curtailment since the defined benefit plan was settled and replaced by a defined contribution plan. The contribution to the pension fund amounted to €0.006 million in fiscal 2003.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Consolidated information regarding all of the Company’s pension plans at the dates indicated is presented in the following tables.

The following table presents the changes in projected benefit obligations (“PBO”) during the years indicated:

Changes in Projected Benefit Obligations
Year ended September 30 (€ thousand)
	2003	2002	2001
Projected benefit obligations (“PBO”) at beginning of year	142,797	116,420	100,499
Introduction of a pension plan in USA	—	16,579	—
Service cost	4,910	5,683	3,349
Interest cost	8,478	8,264	6,431
Actuarial losses	3,836	2,958	9,322
Foreign exchange rate changes	(2,706)	(2,850)	(1,386)
Benefits paid	(5,905)	(4,410)	(4,177)
Prior service cost	—	—	371
Business combinations	—	244	2,011
Curtailments	(120)	—	—
Settlements	(715)	(91)	—

Projected benefit obligations (“PBO”) at end of year	150,575	142,797	116,420

The following table presents the changes in plan assets during the fiscal years indicated:

Changes in Plan Assets
Year ended September 30 (€ thousand)
	2003	2002	2001
Fair value of plan assets at beginning of year	16,320	2,203	3,471
Introduction of a pension plan in USA	—	15,276	—
Actual return on plan assets	409	(399)	26
Foreign exchange rate changes	(2,169)	(1,946)	(1,134)
Employer contributions	1,536	2,063	118
Benefits paid	(745)	(877)	(206)
Business combinations	—	—	(72)

Fair value of plan assets at end of year	15,351	16,320	2,203

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A reconciliation of the funded status with the amounts recognized in the consolidated balance sheets is as follows:

Reconciliation of Funded Status with Consolidated Balance Sheets
As of September 30 (€ thousand)
	2003	2002
Funded status of plans *)	(135,224)	(126,477)
Unrecognized prior service cost	883	1,149
Unrecognized actuarial net losses	16,475	12,072
Unrecognized net obligation on transition to SFAS No. 87	—	888
Intangible assets	(686)	—
Additional minimum liability	(5,039)	—

Net amount reported in the consolidated balance sheets	(123,591)	(112,368)
Less current portion	5,154	5,018

Long-term portion of pension liability	(118,437)	(107,350)

*)	Difference between projected benefit obligations and fair value of plan assets.

The following table presents the components of net pension cost for the years ended September 30, 2003, 2002 and 2001:

Net Pension Cost
Year ended September 30 (€ thousand)
	2003	2002	2001
Service cost	4,910	5,683	3,349
Interest cost	8,478	8,264	6,431
Expected return on plan assets	(1,153)	(1,316)	(359)
Amortization of unrecognized obligation	888	888	896
Amortization of unrecognized actuarial gains or losses	—	—	(13)
Unrecognized prior service cost	82	116	36

Net periodic pension cost	13,205	13,635	10,340

Assumed discount rates and rates of increase in compensation used in calculating the PBO together with long-term rates of return on plan assets vary with the economic conditions of the country in which the retirement plans apply, which is principally Germany after settlement and curtailment of the Austrian plan. The weighted average assumptions used in calculating the actuarial values for the principal pension plans were 5.5% for the discount rate in fiscal 2003, 5.75% in fiscal 2002 and 6.0% in fiscal 2001. The compensation increases were assumed to be 2.75% in fiscal 2003 and 3.0% in both 2002 and 2001. The expected return on plan assets for the funded pension plan transferred to EPCOS Inc. in fiscal 2003 was 7.0% as was the case in the previous year.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17. Supplemental Cash Flow Information

Cash payments for income taxes, dividends and interest for the years ended September 30, 2003, 2002 and 2001, were as follows:

Payments for Income Taxes, Dividends and Interest, and non-cash transactions
Year ended September 30 (€ thousand)
	2003	2002	2001
Payments for
Income taxes	35,589	38,874	31,232
Interest net of amounts capitalized	10,249	6,571	11,193
Dividends	—	—	65,273

Non-cash transactions
Acquisition of equipment under capital lease	585	264	956

18. Financial Instruments and Risk Management

Foreign Currency Forward Contracts and Options

To reduce its exposure to certain risks inherent in its business, the Company enters into forward foreign exchange and options contracts based on forecast foreign currency transaction exposures. Contracts generally extend for a period of less than one year. These contracts are marked to market and included in accrued expenses or other current assets. The change in market value of instruments other than hedges which are designated as cash flow hedges, is included in currency gains or losses within the consolidated statements of operations. The Management Board believes that the credit risk in these transactions is minimal, and is involved on a daily basis in risk management decisions, operating under rules adopted by the Supervisory Board. The inherent risks are monitored using a value at risk model.

Commodity Contracts

The Company shows gains or losses due to commodity contracts which are designated as cash flow hedges to hedge anticipated future cash flows in other comprehensive income/loss. These hedging contracts are commodity contracts to hedge price fluctuations for palladium over a period of one to nine months.

The gains or losses are reclassified in the statements of operations, as soon as the underlying transactions materialize, while the ineffective portion of these hedging contracts is recorded directly in the statements of operations. The statement of operations as of the fiscal year ending on September 30, 2003, was not influenced by reclassification from other comprehensive income/loss. The statements of operations were also not affected by any changes in the market values due to the ineffective portion of the hedges.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Interest Rate and Cross-currency Swaps

For hedging of currency and interest rate risks, the Company entered in cross-currency and interest rate swaps with a notional amount of €26.000 million. The swaps have several maturities up to May 30, 2008.

These swaps are marked to market and included in other current liabilities or assets.

Fair Value of Financial Instruments

The carrying amounts of the Company’s significant financial instruments as of September 30, 2003 and 2002, are summarised here. The carrying values of the Company’s cash and cash equivalents, trade accounts receivable and payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair market values as of September 30, 2003 and 2002, due to their short-term maturity. The carrying amounts of the Company’s variable rate debt likewise approximate fair value because the interest rates are based on floating rates that reflect market rates. The fair value of the Company’s long-term fixed rate debt is estimated using discounted cash flow analysis based on the Company’s current borrowing rates for debt with similar maturities. Because considerable judgment is required in interpreting market data to develop estimates of fair value, the estimates do not necessarily indicate the amounts that could be realised or would be paid in a current market transaction. The effect of using different market assumptions or estimate methodologies may be material to the estimated fair value amounts.

The following table summarizes the carrying amount and fair value of the Company’s fixed rate long-term debt and derivative financial instruments:

Carrying Amount and Fair Value
As of September 30 (€ thousand)
	2003			2002
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Convertible bonds	—	123,855	141,027	—	—	—
Fixed rate long-term debt	—	98,677	95,768	—	74,447	66,884
Forward exchange contracts	210,619	(252)	(252)	122,988	4,119	4,119
Cross-currency and Interest rate swaps	26,000	(424)	(424)	3,987	(92)	(92)
Commodity contracts	8,313	1,334	1,334	—	—	—

Concentrations of Risk

The Company has business relationships with numerous customers and affiliates around the world. Apart from Siemens (see Note 9), the Company has another major customer, representing 9.8% (€124.414 million) of total net sales in fiscal 2003, 14.0%

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(€183.653 million) in fiscal 2002 and 13.2% (€251.956 million) in fiscal 2001 respectively. Although the Company has a large volume of receivables from a limited number of customers, such receivables are managed under standard commercial terms. Consequently, in management’s opinion, any concentration of credit risk relating to these customers is appropriately monitored. The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing requirements. The Company purchases a significant amount of raw materials and supplies from single sources on grounds of technology, availability, price, quality and other criteria. Should a major delivery from such a single-source supplier be delayed or curtailed, the Company’s ability to ship the related product in the desired quantity on time may be impaired. The Company attempts to mitigate these risks by working closely with key suppliers on product plans, strategic inventory levels and coordinated product launches.

19. Commitments and Contingencies

(a) Leases

The Company currently leases manufacturing, executive and administrative facilities, and various types of equipment under operating lease agreements. In addition, the Company has entered into capital lease agreements for certain office equipment that expire during the next four years. Many lease agreements include renewal or purchase options. In most cases, management expects that in the normal course of business, lease agreements will be renewed or replaced by other agreements. Rental expense for all operating lease agreements charged against earnings amounted to €24.443 million, €29.363 million and €27.945 million for the years ended September 30, 2003, 2002 and 2001 respectively. These amounts include lease payments to Siemens of €5.325 million, €6.692 million and €4.913 million for the three years respectively. No contingent lease agreements exist.

Assets under capital lease agreements are included in the consolidated balance sheets as follows:

Capital Lease Assets
As of September 30 (€ thousand)
	2003	2002
Technical equipment, machinery and other equipment	1,793	1,459
Less accumulated depreciation	(685)	(541)

Net assets under capital lease	1,108	918

Depreciation of assets held under capital lease agreements is included within depreciation and amortization expense.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following is a summary of future minimum lease payments under capital and operating lease agreements that had initial or remaining periods of notice of more than one year:

Future Minimum Lease Payments
As of September 30, 2003 (€ thousand)
	Capital lease	Operating lease
2004	506	16,133
2005	287	12,996
2006	146	9,969
2007	9	9,887
2008	—	6,140
Thereafter	—	18,589

Total minimum lease payment	948	73,714

Less amount representing interest	(243)

Present value of net minimum capital lease payments	705
Less current portion of obligations under capital lease	(300)

Obligations under capital lease, excluding current portion	405

Effective October 1, 1999, the Ceramic Components Division entered into a lease with Siemens for a facility in Austria. Annual lease payments for the ten-year term of the contract amount to €1.298 million. The Company’s Austrian subsidiary also has an operating lease agreement for a factory building with annual lease payments of €2.411 million and €2.251 million in fiscal 2003 and fiscal 2002 respectively. The contract cannot be terminated during its 15-year term. The resulting commitments are included in the above table.

(b) Other Commitments and Contingencies

The Company and its subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Management Board, based on the advice of counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company’s consolidated financial condition or results of operations.

The Company is subject to extensive environmental regulation in the jurisdictions in which it operates, including requirements governing emissions into the air, effluents, and storage of hazardous materials and waste. These requirements will continue to be significant to its future operations. In the past, the Company has been exposed to liability for the remediation of soil or groundwater contamination at its facilities. The Company may also face liability for remediation of its sites located in the United States, where it could be designated a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or other federal, state or local environmental remediation laws for its US locations.

The Company has not incurred any significant penalties for environmental violations and liability for damage to natural resources, property damage and environmental exposure claims to date, but the Company could incur some or all of these types of liabilities in the future.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

20. Segment Reporting

The Company has four reportable operating segments, which are regularly evaluated by the Management Board in deciding how to allocate resources. The segments are managed separately because of differences in the nature of their respective products. The four reportable operating segments are Capacitors, Ceramic Components, Surface Acoustic Wave (SAW) Components, and Ferrites and Inductors.

With effect from October 1, 2002, EPCOS modified its organizational structure in response to changing market conditions. Microwave ceramic filters and multilayer ceramic modules were transferred from the Ceramic Components segment to the Surface Acoustic Wave (SAW) Components segment. This change takes into account that modules are evolving more and more into complete solutions that integrate SAW filters as well. Inductors, which used to belong to the Capacitors segment, have now been combined with ferrites in the new Ferrites and Inductors segment because a steadily rising share of ferrite cores are processed into inductive components by EPCOS. These new structures also affect financial reporting by EPCOS. Accordingly, the segment information for prior years has been restated to conform to the current operating structure.

The Company manufactures capacitors with diverse technologies using a range of insulating materials as dielectrics. The various capacitor technologies make use of the different properties of these materials and offer unique physical and electrical performance characteristics that make them suitable for particular applications. The Ceramic Components segment, using advanced ceramic technologies, produces thermistors, varistors and multilayer ceramic capacitors. This segment also includes gas-filled surge voltage arresters, which share many of the same protective applications and are usually used together with varistors. The SAW Components segment focuses on surface acoustic wave technology, which has diverse signal filtering and frequency control applications in the radio-frequency spectrum. This segment also includes business with microwave ceramic filters and multilayer ceramic modules. The technology used by the Company to manufacture SAW components has much in common with advanced semiconductor fabrication. The Ferrites and Inductors segment produces cores for inductors made of soft magnetic ferrite, an iron-oxide-based synthetic material. This segment also includes transformers, components for electromagnetic compatibility (EMC) and other inductive ferrite components made by winding ferrite cores with wire, plus matching accessories.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that the disaggregated financial results for the reportable segments have been prepared using a management approach which is consistent with how management internally analyzes financial information for the purposes of making

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

operating decisions. Generally, the Company evaluates performance based on net income (loss) before interest income and expense, taxes and minority interest (EBIT), and accounts for inter-segment sales and transfers as if the sales and transfers were to third parties, that is, at current market prices. Net sales are attributed to geographical areas based on the location of the customer.

Information on the business segments is presented in the following table:

Financial Information on Business Segments
(€ million)
	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Elimi- nations	Conso- lidated total
2003
Net sales to third and related parties	350.4	355.8	403.8	161.6	—	1,271.6
EBIT	(10.8)	15.9	16.7	(16.3)	—	5.5
Interest result, net						(8.8)
Loss before income taxes and minority interest						(3.3)
Depreciation and amortization	31.3	30.2	78.5	14.5	2.8	157.3
Capital expenditures	18.8	25.9	37.0	12.2	4.5	98.4
Total assets	419.9	375.6	411.9	221.6	—	1,429.0

2002
Net sales to third and related parties	355.9	338.0	471.2	146.6	—	1,311.7
EBIT	(14.8)	(9.8)	(4.7)	(42.8)	—	(72.1)
Interest result, net						(6.4)
Loss before income taxes and minority interest						(78.5)
Depreciation and amortization	28.2	31.2	94.5	15.3	2.4	171.6
Capital expenditures	36.9	23.9	40.0	21.3	9.4	131.5
Total assets	388.4	329.5	444.0	181.7	—	1,343.6

2001
Net sales to third and related parties	532.3	473.7	635.2	264.1	—	1,905.3
EBIT	87.5	77.5	28.5	14.4	—	207.9
Interest result, net						(2.2)
Income before income taxes and minority interest						205.7
Depreciation and amortization	31.0	27.7	118.2	14.6	2.4	193.9
Capital expenditures	75.8	62.8	168.0	36.9	5.4	348.9
Total assets	407.7	328.2	476.9	204.9	—	1,417.7

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information on the principal geographical areas, net sales for the years ended September 30, 2003, 2002 and 2001, and identifiable assets as of September 30 in those years are presented in the following table:

Financial Information on Geographical Areas
As of September 30 (€ million)
	2003		2002		2001
	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets
Europe
Germany	351.5	234.5	317.1	243.2	486.6	261.4
Austria	30.1	84.5	28.7	94.9	44.0	123.1
Other	417.1	161.5	490.7	170.1	689.0	153.4
Asia	328.9	138.6	300.4	189.3	369.6	215.7
United States	75.6	13.2	95.3	24.3	182.0	30.7
Other	68.4	17.2	79.5	15.3	134.1	18.5

Total	1,271.6	649.5	1,311.7	737.1	1,905.3	802.8

21. Acquisitions

During the years ended September 30, 2003, 2002 and 2001, the Company made a number of relatively small acquisitions, all of which were accounted for under the purchase accounting method and included in the consolidated financial statements.

The Company adopted SFAS No. 141 Business Combinations which was effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations have to be accounted for by the purchase method and requires separate recognition of intangible assets apart from goodwill, if they meet contractual-legal criteria or a separability criterion. None of the Company’s acquisitions during the fiscal years ended September 30, 2003, 2002 and 2001 were significant to the Company’s results of operations for the respective periods.

In total the Company paid €9.703 million in fiscal 2003 and €2.813 million in fiscal 2002 net of cash acquired for acquisitions of consolidated companies. Goodwill of €8.909 million in fiscal 2003 and €0.209 million in fiscal 2002 arose on these transactions.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1	Articles of Association of EPCOS AG (English translation), as amended in March 2003 (incorporated by reference to exhibit 1 of EPCOS’ Annual Report for fiscal year ended September 30, 2002 on Form 20-F, filed on March 24, 2003).

2.1	Form of Deposit Agreement between EPCOS AG, Morgan Guaranty Trust Company of New York and Owners and Holders of American Depositary Receipts (incorporated by reference to exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

2.2	Form of Share Certificate (English Translation) (incorporated by reference to exhibit 4.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

2.3	Form of American Depositary Receipt (incorporated by reference to exhibit 4.3 included in exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

4.1	Contribution Agreement between Siemens Aktiengesellschaft, Matsushita Electronic Components (Europe) GmbH and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 29, 1999 (incorporated by reference to exhibit 10.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.2	Shareholders’ Agreement by and between Siemens AG and Matsushita Electric Industrial Co., Ltd., Matsushita Electronic Components Co., Ltd. and Matsushita Electronic Components (Europe) GmbH, dated June 29, 1999 (incorporated by reference to exhibit 10.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.3	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 30, 1999 (incorporated by reference to exhibit 10.3 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.4	Technical Cooperation Agreement between Matsushita Electronic Components Co. Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.5	Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.6	Rental Contract for Commercial Business Space between Industrieverwaltungsgesellschaft Aktiengesellschaft and Siemens Matsushita Components GmbH & Co. KG, effective as of July 1, 1994 (as supplemented and amended) (as example of form of rental contract relating to 11 properties leased by SAW components product group) (incorporated by reference to exhibit 10.6 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.7	Rental Contract for Commercial Business Space between Siemens Immobilien Management GmbH & Co. oHG, represented by Siemensstadt-Grundstücksverwaltung GmbH & Co. oHG, and Siemens Matsushita Components GmbH, dated July 16, 1999 (incorporated by reference to exhibit 10.9 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.8	Rental Contract for Commercial Business Space between Siemens Aktiengesellschaft and Siemens Matsushita Components GmbH, dated August 6, 1999 (incorporated by reference to exhibit 10.10 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.9	Framework Agreement between Siemens AG and EPCOS AG Regarding Technical Developments of Siemens Central Technical Division, effective July 1, 1999 (incorporated by reference to exhibit 10.11 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.10	Memorandum by and between Ceramics Division of Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Components oHG, made and entered into as of July 7, 1998 (incorporated by reference to exhibit 10.12 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.11	Technical Know-How Agreement between EPCOS oHG and Matsushita Electronic Components Co., Ltd., made and entered into as of July 25, 2001 (incorporated by reference to Exhibit 4.11 of EPCOS’ Annual Report for fiscal year ended September 30, 2002 on Form 20-F, filed on March 24, 2003).

4.12	Know-How License Agreement by and between Matsushita-Kotobuki Electronics Industries, Ltd. and Siemens Matsushita Components GmbH & Co. KG, made and entered into as of January 15, 1999 (incorporated by reference to exhibit 10.13 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

8	List of Subsidiaries of EPCOS AG as of February 2004.

12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	Declaration of Conformity pursuant to the German Corporate Governance Code, dated December 10, 2003.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG (Registrant)

By:	/s/ Wilfried Backes

Dr. Wilfried Backes Chief Financial Officer

Date: March 29, 2004