Form 20-F
period 2004-09-30
EPCOS AG
filed 2005-03-17
CIK 1095409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-14964

EPCOS AG

(Exact name of Registrant as specified in its charter)

N/A	Federal Republic of Germany
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

St.-Martin Strasse 53, D-81669 Munich, Federal Republic of Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share, no par value, notional value €1	New York Stock Exchange
Ordinary shares, no par value, notional value € 1*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the trading of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2004: 65,300,000 ordinary shares, no par value, notional value € 1.

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

As used herein, references to “€” are to euro and references to “dollars,” “USD” or “$” are to U.S. dollars.

For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information – Exchange Rates.” On March 15, 2005, the noon buying rate for the euro was € 1.00 = $ 1.3315, translated from euros at the official fixed exchange rate. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. We discuss the impact of exchange rate fluctuations on our business below under Item 5. “Operating and Financial Review and Prospects” and Item 3. “Key Information.”

The consolidated financial statements for each of the years in the three-year period ended September 30, 2004 (the “Consolidated Financial Statements”) included in this Form 20-F, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our beliefs about our market shares and market growth rates are based on both external and internal market research. External sources include both public sector institutions, such as national and international trade and production institutions, and private organizations, such as independent market research institutions. Internal market research is based on customer communications, review of annual and business reports and press releases of competitors, direct communication with competitors, and information gathered from our former joint venture partners, Siemens AG (“Siemens”) and Matsushita Electronic Components (Europe) GmbH (together with its affiliates “Matsushita”).

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

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	changes in our customers’ industries,

•	technological developments impacting the prospects for our products,

•	slower growth in significant markets,

•	decline in demand and more pronounced recessionary trends in our markets,

•	changes in our relationships with our principal shareholders,

•	the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations,

•	unforeseen environmental obligations,

•	interest rate levels,

•	currency exchange rates, including the euro – U.S. dollar and euro – Japanese yen exchange rates,

-ii-

•	increasing levels of competition in Europe, North America, Asia and other international markets for our products,

•	changes in laws and regulations,

•	interruption of production due to strikes, acts of nature, or other unforeseeable events,

•	unforeseeable events impacting the economy on a global basis, and

•	general economic and business conditions and competitive factors, in each case on a global and regional basis.

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

Item 3. Key Information

Selected Consolidated Financial and Statistical Data

Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and audited by the independent auditors KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG).

The selected consolidated financial data have been derived from our Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein and in Item 5. “Operating and Financial Review and Prospects.”

The consolidated financial information presented below may not be indicative of our future performance. We describe some of the relevant risk factors below under “Risk Factors.”

	Fiscal year ended September 30,
	2004	2003	2002	2001	2000
	(euro in millions, except per share amounts)
Consolidated statement of income data:
Net sales	1,362.2	1,271.6	1,311.7	1,905.3	1,855.4
Gross profit	270.5	212.4	163.5	465.0	534.7
Operating income/(loss)	59.0	8.0	(77.5)	214.0	329.9
Net income/(loss)	49.2	6.7	(38.5)	148.6	240.0
Basic earnings/(loss) per share	0.75	0.10	(0.59)	2.28	3.68
Diluted earnings/(loss) per share	0.71	0.10	(0.59)	2.28	3.68

	As of September 30,
	2004	2003	2002	2001		2000
	(euro in millions)
Consolidated balance sheet data:
Working capital	314.0	228.3	26.9	59.4		115.6
Property, plant and equipment, net	604.4	649.5	737.1	802.8		657.4
Total assets	1,486.2	1,429.0	1,343.6	1,417.7		1,316.4
Short-term borrowings	103.0	96.7	126.4	109.8		43.5
Long-term debt, excluding current installments	192.7	215.0	65.5	49.7		58.3
Shareholders’ equity	679.6	638.7	642.2	695.3		624.9

	Fiscal Year ended September 30,
	2004	2003	2002	2001		2000
	(euro in millions, except per share amounts)
Other data:
Earnings/(loss) before interest, taxes and minority interest (“EBIT”)	64.9	5.5	(72.1)	207.9		336.3
Capital expenditures	111.4	98.4	131.5	348.9		351.0
Depreciation and amortization	155.3	157.3	171.6	193.9		139.6
Dividends per share	—	—	—	1.0	*	—

*	Declared on March 6, 2001 in respect of fiscal year 2000.

At September 30, 2004, we had 65,300,000 ordinary shares outstanding. Our basic earnings per share are calculated on the basis of the weighted average shares outstanding of 65,296,107 for fiscal year 2004, 65,275,000 for fiscal year 2003, 65,288,838 for fiscal year 2002, 65,289,526 for fiscal year 2001 and 65,155,315 for fiscal year 2000. For potentially dilutive securities outstanding during the fiscal year ended September 30, 2004, see Note 15 to our Consolidated Financial Statements. Under two stock option plans adopted by our shareholders on September 28, 1999 and February 11, 2004, respectively, we granted to our management and some of our employees

•	in October 1999, options to purchase 158,000 shares;

•	in November 2000, options to purchase a further 394,500 shares;

•	in February 2001, options to purchase a further 60,000 shares;

•	in November 2001, options to purchase a further 463,500 shares;

•	in November 2002, options to purchase a further 698,500 shares;

•	in December 2003, options to purchase a further 495,000 shares; and

•	in December 2004, options to purchase a further 340,000 shares.

For further information see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrant or Subsidiaries.” We have not paid any dividends in respect of fiscal years 2004, 2003, 2002 or 2001. Our dividends per share in respect of fiscal year 2000 amounted to $ 0.9274, based on the noon buying rate for € 1.00 on March 7, 2001, the date of payment.

We present EBIT because that is the basis on which our management evaluates the operating performance of our four segments and of the Company as a whole and on which it establishes budgets and operational goals. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance and especially about the performance of our separate business segments. We believe that EBIT is a better measure of operating performance than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes, whereas EBIT permits investors to examine the performance of each business segment and the Company as a whole between years with a higher degree of comparability.

We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus interest income plus interest expense. The following table reconciles EBIT for each year shown in the table above to the net income reported for such year:

Reconciliation of EBIT to net income

	Fiscal Year ended September 30,
	2004	2003	2002	2001	2000
	(euro in millions)
Net income (loss)	49.2	6.7	(38.5)	148.6	240.0
Minority interest	0.2	0.2	0.0	1.2	0.1
Provision (benefit) for income taxes	9.6	(10.2)	(40.1)	55.9	90.1
Interest income	(4.3)	(1.9)	(1.7)	(4.6)	(3.1)
Interest expense	10.2	10.7	8.2	6.8	9.2

EBIT	64.9	5.5	(72.1)	207.9	336.3

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

Average exchange rates of U.S. dollars per euro

Average
Fiscal year ended September 30, 2004	1.2199
Fiscal year ended September 30, 2003	1.0919
Fiscal year ended September 30, 2002	0.9208
Fiscal year ended September 30, 2001	0.8886
Fiscal year ended September 30, 2000	0.9549

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2004 through March 2005:

Recent exchange rates of U.S. dollars per euro

	High	Low
September 2004	1.2417	1.2052
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005 (through March 15, 2005)	1.3465	1.3127

The noon buying rate for euro on September 30, 2004 was € 1.00 = $ 1.2417. The noon buying rate on March 15, 2005 was € 1.00 = $ 1.3315.

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

If the current slow down in the global economy and in the electronics industry is stronger or longer than expected, demand in the electronic component industry may decline again, which could lead to increased price erosion and adversely affect our results of operations. After a prolonged downturn in the global economy in general and the passive electronic component industry in particular, we experienced a global upturn in the first half of fiscal year 2004, accompanied by a generally positive trend in demand for passive electronic components from all industries and regions. However, this recovery slowed down quickly and it may show up as a seasonal effect only. During the period of economic downturn, we suffered from declining demand in the passive electronic component industry, which caused a significant drop in our average sales prices, resulting in a reduction in our gross margins and operating profits. In addition, it was more difficult for us to predict our future sales, which also made it more difficult to manage our operations. If the anticipated economic slow down is stronger or longer than expected, such developments may recur, which could adversely impact our results of operations.

Exchange rate fluctuations could affect our ability to price our products competitively. Many of our competitors are based in Japan, the United States, Asia (especially China) and other countries whose currencies fluctuate against the euro. Our business will suffer if we are unable to compensate for any competitive advantage others may derive from having a substantial portion of their costs based in another currency if this currency should weaken vis-à-vis the euro. If our competitors benefit from weakening currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins. This was the case in particular in fiscal years 2003 and 2004 as well as in the first quarter of fiscal year 2005, when the increasing devaluation of the U.S. dollar and Yen against the euro intensified price erosion for our products.

We must consistently reduce the total costs of our products to combat the impact of downward price trends and may incur additional restructuring costs in future. Our industry is intensely competitive, and prices for existing products tend to decrease steadily over their life cycle. Pricing pressure was notably pronounced in fiscal years 2002 and 2003 as demand declined. Even though prices stabilized in the second half of fiscal year 2004, there is substantial and continuing pressure from customers to reduce the total cost of using our parts and components. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. For a more complete discussion of the competitive factors affecting our major markets, see Item 4. “Information on the Company – Competition.” As a result of our efforts to streamline operations in response to the competition in the electronic components market, we incurred restructuring costs during fiscal year 2004 and may incur additional restructuring costs in future.

Our cash flow from operations may not be adequate to finance all of our planned investments. We have planned capital expenditures over the next several years to raise productivity, to enable us to develop new products and, in some cases, to expand our capacity. We describe these expenditures in more detail in Item 5. “Operating and Financial Review and Prospects – Capital Expenditures.” To the extent our cash flow from operations is not adequate to finance these expenditures, we may rely on debt financing to meet a portion of our remaining investment needs. If we cannot obtain this debt financing on favorable terms, then we may forego or delay some of these expenditures, which could hinder the development of our business and our competitiveness. Our profitability will suffer if the return on the investments financed through debt is less than the costs of financing these expenditures.

Cyclical changes in our customers’ industries have resulted, and may in future result, in significant fluctuations in demand for our products, increasing our unit costs and reducing our profitability. Most of our customers are in cyclical industries. Their requirements for passive components fluctuate significantly as a result of changes in general economic activity and other factors. During periods of increasing demand they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products has peaked and begins to decline, as happened in many cases in fiscal years 2001, 2002 and in the second half of fiscal year 2004, they tend to rapidly decrease or even cancel orders for our products while they use up accumulated stocks. Business cycles vary somewhat in different geographical regions and customer industries. Significant fluctuations in sales of our products increase our unit costs and reduce our potential profitability by making it more difficult for us to predict our production, raw materials and shipping needs. We are also vulnerable to general economic events or trends beyond our control, and our sales and profits may suffer in periods of weak demand.

We must continue to develop innovative products and production techniques to combat downward price pressure for our products and to meet market requirements. Sustaining and improving our profitability depends a great deal on our ability to develop new products quickly and successfully to customer specifications. Pressure on the prices of our products increases with the age of the product. Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced severe price pressure in the last three fiscal years. We have traditionally resisted downward pricing trends in part by offering products with new technologies or applications that offer our customers advantages over older products. We also seek to maintain profitability by developing products to our customers’ specifications that are not readily available from competitors’ stocks. Developing and marketing these products requires continuous efforts. If we are unable to develop innovative products and production techniques, our competitive position and profitability will suffer.

Our efforts to expand our business in Asia and elsewhere may lead to increased competition with our shareholder Matsushita and harm our growth and our cooperation with them. Unlike Siemens, which has ended its involvement in the passive components industry, our shareholder Matsushita, which is one of the world’s largest manufacturers of passive components, remains active in this area. We expect to face increased competition with Matsushita as we continue our expansion in Asia, where Matsushita has especially strong market positions. Increased competition with Matsushita may harm our growth. Although we have entered into cross license and technical cooperation agreements to govern our cooperation with Matsushita, its reduced stake in EPCOS and the possibility of more intense competition between the two companies may also hinder cooperation. Difficulties in this relationship may harm our ability to jointly develop some of our products resulting in higher research and development expenses.

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

Shortages and price increases in some of our raw materials may increase our costs and reduce our profitability. For some of our product lines, we require raw materials that only a limited number of suppliers can provide in sufficient quality or amount to meet our needs. The most significant of these materials include tantalum powder and metal and other films used in capacitors, silver/palladium powder used in ceramic components, and ceramic packaging materials and wafers made of lithium niobate, lithium tantalate and quartz for SAW components. We describe our use of these materials in more detail in Item 4. “Information on the Company – Description of Business – Raw Materials and Sources of Supply.” To reduce the risk of supply interruptions or price increases of our significant raw materials, we generally maintain alternative sources and seek to reduce our needs of those that are expensive or subject to shortages through technical innovation. Despite these measures, we could experience shortages in the availability of these and other raw materials that would increase our costs, limit our business volume and hurt our margins.

Environmental laws and regulations may expose us to liability and increase our costs. Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In the past, we have incurred some costs in connection with liability for remediation of soil and groundwater contamination. In addition, in February 2003, two directives of the European Union governing waste electrical and electronic equipment and restricting the use of specified hazardous substances in electrical and electronic equipment became effective. These directives require equipment vendors to take back used equipment and ban lead, cadmium, mercury, hexavalent chromium and some flame-retardants in electronic components. These directives could adversely affect our manufacturing costs or product sales because they may force us to change production processes or use more costly materials for our products in order to make them capable of withstanding the higher temperatures required for lead-free soldering processes that our customers use. For further details, see Item 8. “Financial Information – Legal Matters – Environment.” As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical manufacturing activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmentally compliant manufacturing facilities. By restricting or prohibiting the distribution of our current products, environmental regulations could also harm our business by forcing us to increase research and development expenditures and by shortening the useful sales lives of our products.

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

Our principal shareholders can together block some and influence other major corporate actions, reducing the value of your investment. To our knowledge, our shareholders Siemens and Matsushita each hold 12.5% plus one share of our share capital. They may have the power to influence significantly the outcome of any matter requiring a shareholder vote, including the approval of dividends and the election of members of the supervisory board. If they act together, they could block action on a capital increase that excludes preemptive rights or on a capital decrease, a merger, consolidation, spin-off or sale or other transfer of all or substantially all of our assets, a change in our corporate form or business purpose or the dissolution of EPCOS. The value of your investment in EPCOS may suffer as a result.

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

Rights of shareholders in a German corporation may differ from rights of shareholders in a corporation organized in another jurisdiction. EPCOS is a public company organized under the laws of Germany. The rights of our shareholders are governed by our articles of association and by German law. These rights may differ in some respects from the rights of shareholders in corporations organized in jurisdictions other than Germany. In addition, it may be difficult for investors to enforce the securities laws of other jurisdictions, or to prevail in a claim against the Company based on those laws.

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

Item 4. Information on the Company

Description of Business

EPCOS, headquartered in Munich, Germany, is one of the world’s leading producers and suppliers of passive electronic components. Passive electronic components process electrical signals, control power supplies and protect electronic circuitry, among other things. The core of EPCOS was Siemens Matsushita Components, a former fifty-fifty joint venture formed in 1989 between Siemens AG and Matsushita Electronic Components (Europe) GmbH with diverse activities in passive components. EPCOS also includes:

•	a former Brazilian subsidiary of Siemens AG called EPCOS do Brasil Ltda. that makes capacitors;

•	a former U.S. subsidiary of Siemens AG that owns our Iselin, New Jersey sales office;

•	Crystal Technology, Inc., the Palo Alto company that mainly makes the lithium niobate crystals we use in our SAW components;

•	Siemens AG’s former surge voltage arresters operations; and

•	the passive electronic activities of a former Singapore subsidiary of Siemens AG.

We describe the transactions through which EPCOS was created in more detail under Item 10. “Additional Information – Material Contracts – Agreements with Siemens” and “– Agreements with Matsushita.”

The main categories of passive components that we manufacture are capacitors, thermistors and varistors, surge voltage arresters, filters, soft ferrite cores and inductors. Passive components are used in every electronic circuit and are found in equipment and systems marketed by all sectors of the electrical and electronics industries. With more than 40,000 different products, we provide customers across a spectrum of industries “one-stop” access to a comprehensive line of passive components for a broad range of applications. We manufacture our products using an extensive array of proprietary processes in advanced facilities in thirteen countries on four continents.

With effect from October 1, 2002, we modified our organizational structure in response to changing market conditions. These modifications resulted in the following changes of our segment structure: Microwave ceramic filters and multilayer ceramic modules were transferred from the ceramic components segment to the SAW components segment, which reflects that modules are evolving more and more into complete solutions also integrating SAW filters. In addition, inductors, which used to belong to the capacitors segment, were combined with ferrites in the new ferrites and inductors segment because we process a high share of our ferrite cores into inductive components. Following this change, our business is organized into the following four segments:

1.	Capacitors: Capacitors store and release electric charges and filter or regulate current and voltage in electronic circuitry. Applications for capacitors range from mobile phones to automotive and industrial electronics to high speed trains.

2.	Surface Acoustic Wave (SAW) Components: SAW components run surface acoustic waves over a piezo ceramic chip to filter radio frequency signals. Piezo is a shortened term for piezoelectric ceramic crystal, which is a material that has the ability to expand and contract with the application of electric current. Their filtering properties make SAW components an essential part of modern information technology. SAW components are used extensively in today’s mobile and cordless phones, televisions, video and digital video disk (DVD) recorders and satellite receivers.

3.	Ceramic Components: Ceramic components use the properties of ceramic materials to filter electronic signals, measure physical quantities, such as temperature, and protect electronic devices. Our products in this segment cover applications in the mobile communications, automotive, industrial consumer and household electronics markets.

4.	Ferrites and Inductors: Ferrites concentrate electromagnetic energy for beneficial uses in high signal frequency applications. This segment also includes transformers and other finished inductors made by winding ferrite cores with wire, as well as some accessories. Ferrite cores are the heart of inductors used in telecommunication switches, consumer and household electronics and industrial electronics. Electromagnetic compatibility (EMC) components, which also belong to this segment, suppress high frequency electromagnetic radiation in electronic devices.

We explain the basic functionalities of these different categories of electronic parts and components below under “– The Passive Components Industry.” You can find more specific information about the types of products we make and their typical applications below under “– Products.”

The following table shows the total sales by segment in each of the last three fiscal years:

Total sales by segment

	Fiscal year ended September 30,
	2004	2003	2002
	(euro in millions)
Capacitors	353.7	350.4	355.9
SAW components	449.7	403.8	471.2
Ceramic components	374.3	355.8	338.0
Ferrites and inductors	184.5	161.6	146.6

Our production and design facilities are located throughout Europe, the Asian region and the Americas, and our sales network covers over 80 countries worldwide, either directly or through partners such as Siemens and independent agents. The table below shows net sales by region in each of the last three fiscal years:

Total sales by region

	Fiscal year ended September 30,
	2004	2003	2002
	(euro in millions)
Europe	800.9	798.7	836.5
Asia	393.8	328.9	300.4
United States	78.6	75.6	95.3
Other	88.9	68.4	79.5

The European market for passive components, which is characterized largely by telecommunications and automotive and industrial electronics, deteriorated substantially during fiscal year 2002, and continued to decline in fiscal year 2003. In fiscal year 2004, the European market experienced moderate growth both in Germany as well as in the other European markets. Production of mass-market consumer goods and electronic data processing equipment has increasingly shifted to the Asian region over the last twenty years, with many European companies transferring production to remain competitive with local producers. Passive components markets in the Asian region witnessed strong growth rates through 2002 and 2003, a trend that continued in fiscal year 2004 and that we expect to continue in the coming years. Consequently, we have expanded our presence in this key growth region. The North American market showed very little growth in electronic data processing equipment and automotive electronics in fiscal year 2002. Following a decline in sales in fiscal year 2003, sales in the North American market picked up again in fiscal year 2004.

We structure our product offering to meet the needs of the principal industry groups that we serve: telecommunications, automotive, consumer and industrial electronics and electronic data processing equipment. Some of these industries have a strong presence in our European home market and require increasing amounts of the technologically advanced passive components that form the core of our business. For instance, in industrial electronics, greater use is being made of renewable energy sources, such as wind and solar energy, and demand for electronic components for the associated generators and control systems is rising. Our customers include equipment manufacturers, as well as other companies that make component modules for equipment manufacturers. To satisfy customers that increasingly seek to reduce the number of their suppliers, we offer one of the most comprehensive product lines in the industry. Our product line is characterized by quality, technological sophistication and innovative design. We focus our product development efforts on areas of particular importance to our key customers, such as modules (which integrate a variety of components in and on one substrate), low equivalent series resistance tantalum chip capacitors, piezo stacks (mainly for advanced fuel injection systems) and SAW components for third-generation telecommunications equipment. We also offer commodity components to complete our product lines and to generate higher production volumes to benefit from the economies of scale. By achieving a more balanced portfolio of products by industries, we are becoming significantly less dependent on any particular industry.

We sell our products through our own sales network in most of Europe, North America, the Asian region and Brazil. In October 2004, we assumed the Siemens sales activities in Austria, Czech Republic and Hungary that focus on sales of our products in the South-East European markets. In fiscal years 2002 and 2003, we expanded our sales network in Asia by establishing new EPCOS subsidiaries in China and in Taiwan. Since October 1, 2000, we have gradually assumed from Siemens sales companies the responsibility for sales of our products in Austria, China, Czech Republic, Finland, France, Hungary, India, Japan, Sweden and the United Kingdom. In other countries we continue to rely on the Siemens group sales network. Sales to Siemens sales companies for resale have declined, from 38.0% of our net sales in fiscal year 2000 to 2.9% in fiscal year 2002, 2.8% in fiscal year 2003 and 2.6% in fiscal year 2004. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 9.8% of our net sales in fiscal year 2004, 10.5% in fiscal year 2003 and 11.1% in fiscal year 2002.

Sales to Siemens for use in its own products accounted for 13.4% of our net sales in fiscal year 2004, 14.5% in fiscal year 2003 and 14.4% in 2002. No other customer accounted for more than 10% of our net sales in fiscal year 2004. Our ten largest customers in fiscal year 2004 were (in alphabetical order) Arrow (U.S.), Bosch (Germany), Elcoteq (Finland), Ericsson (Sweden), Flextronics (Singapore), LG (Korea), Motorola (U.S.), Nokia (Finland), Samsung (Korea) and Siemens (Germany). These customers accounted for about 40% of our net sales in fiscal year 2004. For many of our customers, some or even most of our sales are to one or more of their subsidiaries.

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

Inductors are coils of wire wrapped around a core, which may be hollow or made of a metal or ferrite or another synthetic material. They can function as electromagnets or can use the relationship between electric and magnetic fields to couple parts of circuits to each other or to change the voltage of alternating current, as in a transformer.

Filters may be made as discrete devices or by combining one or more capacitors and inductors. Discrete filters include microwave ceramic components, which use ceramics to filter electrical signals in the microwave part of the spectrum, and SAW, or surface acoustic wave components, which use crystals to filter radio frequency signals.

Virtually all electrical and electronic equipment contains passive components of several of these types. They are used in large numbers wherever semiconductors are present. As more and more systems, machinery and equipment become even more sophisticated, the need for passive components is expected to increase. The automobile industry, for example, has steadily increased the amount of electronics used in a vehicle. The growth in mobile telecommunications has also increased consumption of passive components over the last several years. In the industrial electronics industry, demand is generally increasing for factory automation and measuring, testing, analyzing and process control equipment.

Makers of passive components comprise companies with diverse worldwide operations such as EPCOS and smaller companies that concentrate on a particular geographic region or a particular product family or group. Very few of the other global companies produce a broad range of products covering all or nearly all of the categories mentioned above. Most producers instead focus on a limited range of technologies or component types. Some companies that use passive components in their products produce a portion of their own requirements in-house. Competition among passive components makers is based on many factors, including price, design capabilities, quality and performance, service and ability to satisfy volume requirements on schedule. The most important competitive factor, however, has become total cost of ownership, which means the total cost to the customer of using a particular manufacturer’s products. This concept includes not only the price of the component but also the cost and timeliness of delivery, the impact on customers’ design activities and all other factors that affect customers’ costs relating to the use of the component. We believe that the range of technologies available to passive component manufacturers is becoming increasingly important as a competitive factor, as it facilitates the development of new products integrating different technologies, thereby reducing the size and cost for particular modules or subsystems.

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

Increasingly, electronic equipment vendors are outsourcing all or part of their manufacturing activities to electronic manufacturing service (EMS) providers. Since such vendors typically continue to develop their own products, they rather than the EMS providers still determine the specifications for the passive components these products will contain. The EMS providers then place orders for and receive deliveries of such components. We have adapted our sales and logistic processes to this important trend and intend to take further measures in this regard in future.

Although consumption of passive components has been increasing over time, the market has experienced periods of decline, reflecting the cyclicality of the markets for all the types of products that use passive components. In 2004, the global economy improved on a broad front, accompanied by a generally positive trend in demand for passive electronic components from all industries and regions. This led also to a better capacity utilization in our industry. In 2002 and 2003, the passive electronic components industry experienced a downward trend caused by recessionary trends, the collapse in the market for telecommunications infrastructure, stagnation in the mobile communications market and weak consumer demand. As demand begins to fall in a downturn, purchases of passive components tend to decline rapidly because manufacturers wish to reduce their own inventories of parts and components as their needs decline. On the other hand, as equipment manufacturers perceive increases in demand for their own products, they tend to increase their stocks of electronic components rapidly so as not to risk being caught short as their suppliers come under pressure. This cycle is similar to the semiconductor cycle since a significant portion of the demand for passive components is for products that are based on or incorporate semiconductors.

Most of the fundamental technologies used in the passive components industry have been available for a long time. The market is nonetheless typified by rapid changes in product designs and technological advances allowing for better performance and/or lower cost. New applications are frequently found for existing technologies, and new technologies occasionally replace existing technologies for some applications or open up new business opportunities in other areas of application. Successful innovation is critical for maintaining profitability in the face of chronic erosion of prices for existing products. Since new generations of electronic equipment demand new and improved passive components, it is common for components and equipment manufacturers to work together on the design of new equipment. Components manufacturers offer these services to promote the sale and use of their products.

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

Strategy

We are a leading global designer and manufacturer of a broad range of passive electronic components. Our business objectives are to maintain and enhance our position as the largest supplier of passive components in Europe and to further improve our position in the Americas and especially in the expanding markets of the Asian region. We seek to grow our business profitably at above market rates. To achieve these goals we have implemented an integrated strategy incorporating the following main elements:

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

Address customers’ demands for zero-defect quality. Due to the constantly rising electronics content in cars, the associated risk of vehicle failures also increases. The automobile industry sets increasingly higher quality standards, which are passed on to suppliers to the industry. In response to this development, in fiscal year 2004, we launched a company-wide quality program which aims to make EPCOS a zero-defect company.

Accelerate our cost reduction program. Success in our business requires a continuous focus on cost reduction and productivity improvement. In Spring 2001, in response to deteriorating conditions in our industry, we introduced a cost-cutting program. We intensified this program during fiscal year 2002 and 2003 as the world economy and electronic equipment market failed to recover. In fiscal year 2003, we combined all of our cost-cutting activities under the program COMPETE, which also includes a company-wide campaign to deploy the six sigma methodology. In 2004, we completed the implementation of this campaign at all major EPCOS sites worldwide. In addition, we further reduced the number of our employees in countries with relatively high labor costs in fiscal year 2004. We have also extended our purchasing initiative to lower our cost base. In order to guarantee our competitive strength, we plan to continue optimizing our advanced manufacturing processes, intensifying our efforts to reduce the cost of materials and to reduce costs by further increasing the efficiency of our production and logistics processes at all our facilities in order to optimize the supply chain from our customers through to our suppliers. As part of this effort, we are in the process of implementing a new Enterprise Resource Planning software package that includes supply chain and customer relations management and other functions. The implementation of this logistics module will be completed in fiscal year 2005.

Restructure and relocate manufacturing operations. As a consequence of the deterioration of business expectations in recent years, we have been relocating manufacturing operations for labor-intensive processes and products to lower-cost countries in Eastern Europe and to Brazil, India, Singapore, Malaysia and China. In our capacitor segment, the main relocations were from Heidenheim, Germany, to Szombathely, Hungary, and Gravataí, Brazil (aluminum electrolytic capacitors), from Heidenheim, Germany, to Évora, Portugal (tantalum capacitors) and from Heidenheim, Germany, to Málaga, Spain (power capacitors). In ceramic components, we are relocating parts of our manufacturing operations from Berlin, Germany, and Deutschlandsberg, Austria, to Zhuhai, China, to the Czech Republic, and Malaysia. In addition, manufacturing capacity was transferred from Germany to Singapore (SAW components) and from Germany and France to the Czech Republic, India and Hungary (ferrites and inductors segment).

Expand and enhance the development of advanced components. Our business is characterized by an increasing rate of technological change. The diversity of our product portfolio, the applications and industries we serve, the technologies we master and our intense and ongoing dialogue with customers help us to identify promising development opportunities and to act on them quickly. For example, we offer ceramic technologies that allow us to put increasing numbers of passive components on and in a single small module. In addition, we have continued to improve the production of and technology for our ultra capacitors, which bridge the technological gap between batteries and capacitors, and expanded our production of piezo ceramic components for fuel-injection systems. Our product development efforts also include new temperature-sensing systems for automotive applications and new materials for capacitors and ferrites. We intend to continue to focus our research and development efforts to adapt quickly to new technological trends and to ensure that we are well-positioned in high growth markets. We describe the products and technologies that we believe have particularly promising market potential in greater detail under “- Research and Development” below.

Continue to deliver customer-oriented innovation and service. We strive to anticipate our customers’ needs faster than our competition through continuous dialog and close collaboration during all stages of the design and production process. To satisfy the high technical performance requirements of our customers, we focus on innovative products tailored to meet the needs of a particular customer or application. Most of our sales force are qualified engineers, and their understanding of our products and customers’ design needs forms a significant part of our close technical cooperation with our customers.

Further globalize production and sales. We are especially focused on expansion in sales in the Asian markets. We have been increasing both the size and the level of professional qualification of our sales force as a means of improving sales growth. In tandem with our customers, we are increasingly globalizing our production by shifting some of our operations to the Asian region or Eastern Europe. In fiscal year 2004, we continued to relocate product lines to lower cost countries such as China and Malaysia (for ceramic components), to China and Singapore (for SAW components) and to the Czech Republic, Hungary and India (for ferrites and inductors). In addition to this relocation process, we have continued our efforts to train our personnel, our temporary staff and our subcontractors and to increase our engineering staff and know-how at these low cost sites. We plan to expand our global production further through joint ventures and acquisitions when attractive opportunities arise.

Reduce our exposure to demand cycles. We aim to reduce our exposure to the effects of individual industry business cycles on our operations, for example, by outsourcing selected labor intensive processes to subcontractors, which reduces our manufacturing costs and increases our flexibility to react to demand cycles. Through our complementary portfolio of products designed for the automotive, telecommunications, industrial, electronic data processing and household and consumer electronics industries, we serve a wide range of customers, thereby limiting our susceptibility to industry-specific demand cycles.

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

We believe that we are the world’s largest manufacturer of power electronic capacitors and that we have the largest market share in Europe for aluminum electrolytic and tantalum electrolytic capacitors. In fiscal year 2004, we strengthened our position in the field of tantalum capacitors by enhancing our product portfolio, mainly in the area of low equivalent serial resistance capacitor solutions, by introducing the polymer technology. In 2003, we entered into a cooperation agreement with Continental Temic for the development of components for power electronics in future hybrid vehicles. We believe that this cooperation will enable us to attain a good position for the delivery of power capacitors in the automobile industry.

The following table shows some examples of the industries that use our capacitors and typical applications for each product family. Capacitor product families are listed in order of their contribution to our fiscal year 2004 net sales.

Product family	Industries	Applications
Aluminum electrolytic capacitors	Industrial electronics	Drives, inverters, uninterruptible power supplies (UPS), and switch mode power supplies.
	Automotive electronics	Diesel and gasoline injection, electronic power steering, airbag, and fan control.
	Lighting	Energy-saving lamps, electronic ballasts, high intensity discharge (HID) lamps, and fluorescent lamps.
	Consumer electronics	TV, video, audio, and white goods.

Tantalum capacitors	Telecommunications	Mobile telephones, base stations, xDSL, and laptops.
	Electronic data processing	Servers.
	Automotive electronics	Airbags, antilock braking, gear and engine management, car entertainment and navigation systems.

Film capacitors	Lighting	Energy saving lamps, electronic ballasts, and fluorescent lamps.
	Consumer electronics	Multimedia, and switch mode power supplies.
	Automotive electronics	Motor management systems, EMC protection, and high intensity discharge (HID) lamps.

Power capacitors	Traction systems	Electric locomotives.
	Electrical power transmission	Power-factor correction.
	Consumer electronics/Home appliances	Air conditioners, washing machines and refrigerators.

Ultra capacitors	Automotive and industrial electronics and traction systems	Electric and hybrid vehicles, energy storage devices, and power quality.

Our aluminum electrolytic capacitors have many industrial applications in the power supply and power electronics fields. The substantial majority of our aluminum electrolytic capacitors are designed for use in drives and switch mode power supplies for the industrial and consumer electronics industries, as well as for other applications in traction systems and lighting. Aluminum electrolytic capacitors use thin foils of very pure aluminum as their positive electrodes. The electrode surface area is increased by electrochemical etching. This large surface area, combined with an ultra thin aluminum oxide dielectric, enables us to produce very compact, light-weight and especially reliable capacitors.

Our tantalum capacitors have applications in laptop computers, servers, high-speed internet access, mobile telephones and other applications where smaller size, ease and speed of assembly, and extreme reliability are high priorities. Our tantalum capacitors are suitable for high-temperature applications in automotive electronics and other industries. Using polymer rather than manganese oxide as a cathodic layer – as we do in our polymer capacitors – enables us to offer lowest equivalent series resistance capacitors, which offer advantages especially in laptop applications and dc/dc converters.

Our film capacitors cover a wide variety of applications. They are typically used in picture tube TVs and computer monitors, voltage converters and switch mode power supplies. Switch mode power supplies consist mainly of transformers that lower the voltage of the electric current powering electronic equipment. Capacitors enable these devices to use smaller and lighter transformers, saving space and weight. In the lighting area, capacitors are present in nearly all energy saving lamps and are used for energy storage and voltage stabilization in special electronic devices that are called “electronic ballasts” for fluorescent lamps. Another growing field of application is automotive electronics, where film capacitors can be found in motor management systems and ignition circuits for xenon headlight lamps. Film capacitors are also useful for radio interference suppression applications in various kinds of equipment.

Our power capacitors are used in electric locomotives and other traction systems that convert electrical power into mechanical energy on a large scale in industrial equipment. Power capacitors are also used to improve the quality and reduce the cost of power transmission. AC film capacitors are used for home appliances in air conditioners, washing machines and refrigerators. They are also used in modern high intensity discharge (HID) lamps for street, tunnel, and industrial lighting as well as in fluorescent lamps. We are also developing capacitors for hybrid vehicles.

Our ultra capacitors can store energy in a very high density compared with other types of capacitors. Ultra capacitors are storage devices that possess extremely high capacitance values combined with relatively low internal resistances. Thus, they are able to store and deliver much higher electrical energy than aluminum electrolytic capacitors of the same size with a power output significantly higher than batteries. Ultra capacitors are therefore able to fill the performance gap in terms of energy density and power density between capacitors and rechargeable batteries. They have applications in power supplies, automotive electronics, and industrial applications. We believe that this technology will create many new applications requiring high-energy density with short charge and discharge cycles in the future.

Surface acoustic wave components

SAW components employ acoustic waves to filter radio frequency electrical signals. For many applications, SAW devices offer smaller size, higher frequency selectivity, better stability, and lower cost than alternative signal processing and filtering technologies. Their high selectivity facilitates the efficient utilization of today’s crowded electromagnetic spectrum for applications using radio frequency signals. SAW components use piezoelectric crystals to convert electromagnetic signals into mechanical waves and vice versa. A piezoelectric crystal is a crystal that, when stimulated by an electrical signal, will vibrate. Through careful design and manufacturing of the crystals and especially of the electrodes carrying current to and from the crystal, SAW components can be made to respond selectively to specific frequencies and act as filters or resonators. We believe that having our own in-house supplier of lithium niobate wafers gives us an important competitive advantage in the SAW components market.

EPCOS is the world market leader in the design and production of SAW devices. We believe that we design and manufacture the broadest range of any company manufacturing SAW devices and that our products cover most price and performance levels for nearly all existing applications. We pioneered the widespread application of SAW technology in consumer electronics. We have generated an increasingly significant portion of our net sales by entering new markets for our products, including keyless automobile locks and alarm systems in 1990, mobile telephones in 1992, mobile communications base stations in 1996 and wireless tire pressure monitoring systems in 2001. In the last two fiscal years, we have focused on combining our integrated passive circuits with our SAW technology to provide complete solutions, such as front-end modules for mobile phones. Our competitive strength in the area of fast design and our reputation for consistently high technical performance have enabled us to become the market leader in almost all of the applications for which we manufacture SAW devices. With our production and design facilities in Munich (Germany), Singapore, Deutschlandsberg (Austria), and Wuxi (China) we are able to work closely with our customers to quickly design products to their specifications and produce them in locations close to our customers and at lower cost. This allows us to customize products and to deliver them more quickly than many of our competitors. We began operations in our Singapore facility in June 1998 to design and deliver SAW components to our customers in the rapidly growing Asian markets. In March 2001, we started production in a facility in Wuxi, China.

In July 2004, we set up a joint venture with the Chinese components manufacturer Jiangsu Baotong Electronic & Technology Co., Ltd. to manufacture SAW filters mainly for use in television sets. We expect this joint venture to strengthen our position in China’s vigorously expanding consumer electronics market. In addition, this cooperation will enable us to take greater advantage of the significant growth potential of local Chinese consumer electronics manufacturers.

We have introduced a new type of SAW package in response to the need for miniaturization in applications such as mobile telephones, the Chip-Sized SAW Package (CSSP). The CSSP is nearly as small as the crystal chip itself, allowing our customers to reduce the size of their products and their production costs. We are currently introducing the third generation of the CSSP technology. We have also developed surface-mounted SAW filters for a variety of consumer electronics applications. Our switchable SAW filters allow the filter characteristics to be selected to accommodate two or more different transmission standards, thereby reducing the number of discrete filters required.

To support our customers’ efforts toward further miniaturization and functional integration, we have developed devices with multiple filter functions in a single package, such as dual-band and triple-band filters and duplexers. Duplexers are combinations of filters that enable mobile phones to transmit and receive simultaneously without a switch. The SAW components segment also produces modules for application in mobile telephones that integrate diode switches, radio frequency filters and passive components on multilayer ceramic modules called Low Temperature Co-fired Ceramics (LTCC), which are manufactured in-house by our ceramic components segment.

The following table shows some examples of the principal industries and applications that use our SAW components:

Industries	Applications
Telecommunications	Mobile telephones and base stations for cellular networks, cordless telephones, and wireless LAN applications.
Consumer electronics	Television sets, video and digital video disk recorders, and digital set-top boxes.
Automotive electronics	Keyless entry devices, and tire pressure monitoring systems.

We design and manufacture SAW devices for use as filters in mobile and cordless telephones, pagers, and short-range radios. Mobile communications base stations are also an important application for our SAW components. Here we can offer price/performance optimized solutions by making application-specific designs and using the mass production technologies we have developed for mobile telephone components.

Our SAW devices for consumer electronics cover the entire range of price and performance for television receivers, video and digital video disk recorders, satellite receivers, multimedia and cable television set-top boxes, and television transmitters.

A smaller, but growing, application for our SAW devices is in keyless entry systems for automobiles. These small remote control devices can be attached to a key and use SAW devices to create, transmit, and receive a radio frequency signal that allows the user to lock or unlock a car or to turn its alarm system on or off from a distance. We are working to reduce the size of our SAW devices for this market to allow our customers to produce smaller remote control devices at lower cost. One recent application in the automotive industry is air pressure control devices for use in tires.

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

Our ceramic components segment is one of the global market leaders in the design and production of ceramic electronic devices. We believe that our ceramic components product line is one of the industry’s most comprehensive, and we cover all of the most significant applications for each of our markets, including the mobile communications and automotive, industrial, consumer, and household electronics industries. We believe that in terms of market share we are the leading global manufacturer of thermistors, varistors and gas-filled surge voltage arresters and the sole mass manufacturer of piezo stacks. We support our customers intensively by designing products to meet their specific needs and aiding them with product applications. We believe that our expertise in mixing our own ceramic powders gives us an important advantage over most competitors.

Important recent developments in the ceramic components segment include the development of thermistors that can control evaporation in systems such as automotive air conditioners and of multilayer varistor arrays for applications requiring miniaturization. Using surge voltage arrester technology, we have developed switching spark gaps for use in High-Intensity Discharge automobile headlights and high-intensity xenon professional projectors. Our surface-mounted product range includes multilayer ceramic capacitors, thermistors and varistors. We are especially strong in energy varistors, which are used to protect power lines from lightning.

The following table shows some examples of the industries that use our ceramic components and surge voltage arresters and typical applications for each type of product.

Product family	Industries	Applications
Thermistors	Automotive electronics	Heating systems.
	Home appliances	Sensors.

Multilayer ceramic capacitors	Automotive electronics	Engine management.
	Telecommunications	Mobile telephones.

Varistors	Automotive electronics	Airbags.
	Telecommunications	Telephone line protection.
	Power transmission	Lightning protection.

Surge voltage arresters	Automotive electronics	High intensity headlights.
	Telecommunications	Telephone exchanges.

Piezo stacks	Automotive electronics	Fuel injection systems.

Our thermistors include both ceramic temperature sensors and heating elements. Ceramic temperature sensors are known as NTCs, which stands for negative temperature coefficient, since their resistance decreases as temperature increases. The decrease of the resistance of the NTC ceramic material results from the increasing number of conductive electrons correlating to the temperature. Heating elements are known as PTCs, which stands for positive temperature coefficient, since the relationship is the opposite to NTCs. For PTCs, with increasing temperature, the resistivity is also rising. Thermistors are used for measuring and controlling temperature in automobile engines and home appliances, to restrict temperature variations in sensitive electronic equipment and to demagnetize color television picture tubes to maintain picture quality. Many thermistors are custom-designed and application-specific.

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

Our varistors are used mainly to protect electronic devices against power surges or electrostatic discharge. Lightning, uneven power transmission or the startup of heavy equipment can cause damaging power surges. Electrostatic discharge is the sudden discharge of static electricity, and can cause damage to all kinds of electronic circuits.

Our surge voltage arresters protect people, industrial installations and equipment from injury and damage caused by power surges. Typically used together with PTC thermistors and varistors, surge voltage arresters react more quickly to power surges but divert less current. Therefore, in optimized systems, a cascade of PTC thermistors, varistors and surge voltage arresters is used to take advantage of the way in which the physical properties of these products complement each other.

Our piezo stacks belong to the family of multilayer ceramic components. If a voltage is applied to a piezoelectric crystal, its dimensions change. Piezo stacks boost the efficiency of modern common rail diesel injection systems. They are currently mainly used in injection systems made by Siemens VDO and Bosch in Germany. We believe that they may become an industry standard within a relatively short period of time. Advantages are improved combustion of fuel, higher efficiency and 15% lower fuel consumption, substantially reduced exhaust emission and reduced noise emission. In September 2004, we entered into an agreement with Siemens VDO to supply piezo stacks for pump injection systems used in automobiles manufactured by Volkswagen (VW). In December 2003, we entered into an agreement with Robert Bosch GmbH for the supply of piezo actuators for diesel injection systems. This agreement was originally scheduled to run at least until December 2008 and was extended by an amendment agreement in December 2004 to run through December 2009. It is anticipated that the number of units to be supplied will increase significantly over the next years through 2008. We started production of piezo actuators for Bosch gasoline injection systems in fiscal year 2004.

Ferrites and inductors

Our ferrites and inductors segment offers a broad range of standardized and custom-made soft ferrite cores for inductors, transformers and other finished inductors made by winding ferrite cores with wire (e.g. copper-wire) as well as EMC components. Ferrite is a versatile magnetic material made from iron oxide and other metallic oxides. Ferrite cores concentrate electromagnetic energy and thereby improve efficiency and reduce weight in transformers and other electrical devices using inductors. In contrast to hard ferrites, which are permanent magnets, soft ferrites are magnetic only when exposed to an alternating electric current. In fiscal year 2004, we streamlined and realigned our portfolio of ferrite products, exiting the low-end mass market for consumer electronic applications.

EMC components consist of specialized inductors and capacitors or filters combining inductors and capacitors. EMC components are generally used to enhance the performance of electronic equipment, to reduce electromagnetic interference generated by electronic equipment and to protect electronic equipment and electrical circuits from interference.

We believe that in terms of technology, we are one of the leading manufacturers of ferrite cores worldwide and, in terms of sales and technology, the leader in our European home market. We emphasize high-performance products that make use of our traditional strengths in materials design. Our high-performance products include cores for telecommunications applications.

The following list provides some examples of the principal industries and applications that use our ferrite cores and inductive ferrite components:

Product family	Industries	Applications
Ferrites	Telecommunications	Advanced digital transmission technologies.
	Industrial electronics	Switch mode power supplies.
	Lighting equipment	Transformers for electronic ballasts.
	Automotive electronics	Theft protection systems.

EMC components	Automotive electronics	Engine management, airbags, and antilock braking systems.
	Industrial and consumer electronics and appliances	Switch mode power supplies, EMC protection and lighting systems.
	Telecommunications	Base stations, and xDSL.

Given their versatility, ferrite materials have a large number of industrial and consumer applications. Their efficiency at very high signal frequencies makes inductors with ferrite cores ideal for applications ranging from mobile telephones to digital signal processing. High-frequency applications include advanced digital transmission technologies including asymmetric digital subscriber lines (ADSL), a digital telecommunications standard for voice and data that complements and enhances the integrated services digital network (ISDN). Ferrites are also widely used in transformer cores, power supplies for home and office electronics products, noise filters and many other circuit components, and can be used in inductors for suppressing electromagnetic interference in electronic devices.

For signal, filtering and power applications, we are working to reduce the size of our ferrite products while maintaining their performance by improving the shapes of the ferrite cores and the performance of our ferrite materials. This size reduction allows our ADSL-customers, for example, to increase the number of transmission lines per line card.

Our EMC components cover a wide range of sizes, running from surface-mounted inductors to large models for high-current applications. They can be used to suppress high-frequency radiation and for other high-frequency applications in central electrical systems for automobiles, in starters for fluorescent lighting, color televisions, disk drives, elevators, lasers, telecommunications, electronic data processing equipment and many other systems and devices. EMC components are frequently used to bring electronic equipment into compliance with regulations that limit radio frequency emissions.

Sales and Marketing

We sell our products through our own sales network in Austria, Czech Republic, Germany, Hungary, Scandinavia, the United Kingdom, France, North America, the Asian region, Japan, India and Brazil. In other countries in Europe and around the world (e.g. Belgium, Italy, Spain, Turkey, Poland, the states of the former Soviet Union, and Egypt), we rely on the Siemens group sales network. The portion of our sales handled by Siemens sales companies has, however, been decreasing in recent years. Sales to Siemens sales companies for resale accounted for 2.6% of our net sales in fiscal year 2004. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 9.8% of our net sales in fiscal year 2004. The majority of Siemens sales personnel who are responsible for selling our products are dedicated exclusively to this activity.

The majority of our sales force are qualified engineers and have the expertise to understand both our products and processes and those of our customers. Typically, a substantial portion of their compensation is performance-based. We also sell our products to smaller customers and in regions where business volume is limited through independent distributors, agents and representatives. Sales through distributors represent less than 15% of our net sales. Each of our segments has its own marketing organization, which is responsible for pricing and strategy and identifying trends and innovations. Our headquarters in Munich coordinates all our sales operations, and we provide key account coordination for large customers with multinational operations.

We strive to develop and strengthen long-term relationships with our customers by providing strong technical support and responding quickly to their needs. Our sales to major customers are typically covered by annual contracts establishing a framework for determining volumes and prices. Many of our customers regularly provide us with forecasts so that we can better plan our production schedule and better accommodate their volume and timing needs. In many cases, we offer customers consignment stocks or just-in-time delivery.

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

Customers and Markets

We sell our products globally to a broad range of industries including telecommunications and automotive, consumer and industrial electronics. In recent years, we have diversified our customer base and expanded the range of and applications for our products. Our segments share many of the same customers and markets, although market conditions and our market shares vary to some extent from segment to segment. Most of our customers are manufacturers of electronic equipment.

Our ten largest customers account for about 40% of our net sales. Purchases by the Siemens group for use in its own products accounted for 13.4% of our net sales for fiscal year 2004. As noted above under “Sales and Marketing,” sales to Siemens sales companies for resale accounted for an additional 2.6% of our net sales in fiscal year 2004. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 9.8% of our net sales in fiscal year 2004. No other customer accounted for more than 10% of our net sales in fiscal year 2004. The following table shows the most significant customers for each segment. However, they may vary considerably from product family to product family within the segments.

Segment	Principal customers (in alphabetical order)
Capacitors	Bosch (Germany), Elcoteq (Finland), Ericsson (Sweden), Nokia (Finland), Osram (Germany), Philips (Netherlands), Siemens (Germany) and Toshiba (Japan).

SAW components	Ericsson (Sweden), Flextronics (Singapore), LG (Korea), Elcoteq (Finland), Motorola (U.S.), Nokia (Finland), Philips (Netherlands), Samsung (Korea), Siemens (Germany) and Sony (Japan).

Ceramic components	Arrow (U.S.), Behr (Germany), Bosch (Germany), David & Baader (Germany), Disway (Germany), Nokia (Finland) and Siemens (Germany).

Ferrites and inductors	Arrow (U.S.), Bosch (Germany), Disway (Germany), Ericsson (Sweden), Hella (Germany), Pulse (U.S.), Osram (Germany) and Siemens (Germany).

Capacitors. In this segment, we have our highest market shares in Europe, where industrial electronics and telecommunications markets have traditionally been strong. We expect much of our future growth in the capacitors segment to come from automotive electronics applications.

SAW components. We design and manufacture a wide variety of technologically advanced, competitively priced filters for use at every level in the mobile communications market. Our consumer electronics customers primarily produce goods for the mass market, mainly television sets. SAW filters are a key component in these products and directly affect the picture and sound quality of their products. We believe that, based on sales in SAW filters, we are the world market leader in surface acoustic wave technology.

Ceramic components. This market is particularly diverse, reflecting the many different types of ceramic components we produce and their wide variety of applications. During the last four years, we have experienced a decrease in the demand for fixed-line telecommunications. Demand from the automotive sector, however, rose at the same time, due to the increasing use of electronic systems in automobiles. Technological improvements as well as increased sales in home electronics, office electronics and domestic appliances have also contributed to the rise in demand for ceramic components.

We believe we are the world market leader in the design and production of thermistors, varistors, and surge voltage arresters. In the coming years, we aim to increase our market share in this area further, as well as in multilayer ceramic capacitors, where we are smaller and more focused than most significant competitors.

Ferrites and inductors. Finished products incorporating our ferrite cores are used predominantly in the telecommunications and industrial electronics industries. We believe that end users in these industries account for the vast majority of our sales of ferrite cores and related accessories. While our market shares vary by region and product family, we are strongest in Europe. To expand our market share in Asia, we are increasing our production at our facilities in India and China.

Competition

We face intense competition in our markets from many companies based throughout the world, most limiting themselves to certain technologies, regions or product lines and applications. Competition is particularly dispersed for ceramic components, which encompasses a wide variety of product families and applications. Very few of our competitors are global in scope or offer as broad a line of components as we do. We are one of the few companies in the industry to offer one-stop shopping opportunities. Our current and potential competitors also include some customers who use our components in the manufacture of their products and who have or may develop the ability to produce passive components internally.

While the weighting of the relevant factors affecting competition varies by product family and application, we believe that competition in our markets is driven primarily by the ability to design and deliver a broad range of price-competitive, high quality, innovative, high-performance products in sufficient quantities and in a timely manner. Other factors affecting competition include the quality of customer service and technical support and the ability to design products rapidly to customer specifications. Innovation in product design is an important competitive factor in most of our product families. Film, tantalum and multilayer ceramic capacitors and products in some of our other product families tend to be more standardized, making cost and speed of delivery the most significant competitive factors. Since many of our competitors are based in Japan, the United States and Asia (especially China), the value of the Japanese yen and of the U.S. dollar versus the euro has an impact on our competitiveness. In this context, the persistent weakness of the U.S. dollar plays an important role since the market for passive components is essentially dollar-based around the world, even within the euro zone which has had a negative impact on market prices.

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

The intense competition of Chinese manufacturers offering aggressive pricing in our European home-market continued in 2004. Some of these manufacturers offered their products at extremely low cost and caused a drastic price erosion. This trend may continue in the following years.

Our principal competitors vary by segment, by product family and application within the segments. The following table shows our key competitors for each segment.

Segment	Competitors
Capacitors	Arcotronics (Italy), AVX (U.S.), Kemet (U.S.), Matsushita (Japan), Nichicon (Japan), Nippon Chemicon (Japan), Rubycon (Japan), and Vishay (U.S.).

SAW components	Fujitsu, Murata, and Matsushita (all Japan).

Ceramic components	AVX (U.S.), Matsushita (Japan), Murata (Japan), and TDK (Japan).

Ferrites and inductors	Ferroxcube (Netherlands), Samhwa Electronics (Korea), and TDK (Japan) in ferrites; Schaffner (Switzerland), Taiyo Yuden (Japan), and TDK (Japan) in EMC components.

Research and Development

We believe that innovation is the foundation for our company’s success. Our customers will, we believe, continue to demand improved product performance, products designed to their specifications, and lower product costs. We believe that our success depends on our ability to identify new markets and applications and to implement the necessary technologies and processes quickly. Our research and development departments cooperate closely with more than fifty renowned research institutions and universities around the world.

Our research and development efforts are based on the following principles:

•	close cooperation with customers that are the technological leaders in their own field;

•	focus on specific applications for sophisticated key markets with high growth potential; and

•	development of new technologies for new business areas.

In fiscal year 2004, research and development expenditures increased by € 5.2 million to an amount of € 74.6 million, reflecting start-up costs for new products like piezo stacks, modules, and tantalum polymer capacitors. At 5.5% of net sales, research and development expenditures remained close to our long-term average between 4% and 5%. With this, we believe that we continue to spend more for research and development in terms of percentage of net sales than the average in our industry segment. As of September 30, 2004, we employed more than 600 people in research and development positions. In addition to our own research and development efforts, we work closely together with the research and development facilities of our former parent companies Siemens and Matsushita, as well as with research institutions and universities. We stepped up our research and development partnership with Matsushita in June 2004, when our cooperation agreements with Matsushita were renewed.

We endeavor to align our research and development efforts to the specific needs of our customers and to take into consideration the current trends towards miniaturization, integration, increased complexity and the use of the components at increasingly higher temperatures and frequencies. We continue to focus our research and development efforts on reduction of costs, miniaturization and increased performance of our products, as well as on more efficient manufacturing techniques and high performance raw materials with reduced environmental impact. In fiscal year 2004, we continued to concentrate on the following research and development areas:

•	Modules based on our own process for integrating multiple passive components in multilayer ceramic devices. This new process has enabled us to develop new products and applications with continuously growing levels of complexity. In addition, we are combining our integrated passive circuits with our SAW technology, as well as discrete and integrated semiconductors, thus providing complete solutions such as front-end modules for mobile phones to the benefit of our customers.

•	Bulk acoustic wave resonators based on thin-film technology to supplement our SAW and microwave ceramic filter components for high frequency applications in mobile phones.

•	The introduction of new polymer processes to improve the performance of tantalum capacitors for low-loss applications in personal computers, notebooks, personal digital assistants and mobile phones.

•	Our piezo-ceramic technology, which was developed for stacks applicable in high-speed injection valves for diesel and gasoline engines, was further improved and ramped up in mass production and adapted to the need of new customers and applications.

•	Ultra capacitors, which have the potential to become key components in future energy-saving, and lower emission for automobiles.

•	Introduction of additional types of high-cap multilayer ceramic chip capacitors with extended capacitance range for application as DC buffer capacitors in a broad variety of industry segments.

The European Union’s directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment bans lead in electronic products from July 1, 2006 onwards. We provide more information on the directive under Item 8. “Financial Information – Legal Proceedings – Environment.” With a few exceptions, all of our products are already being offered lead-free and in a form suitable for lead-free soldering processes. For certain lines of our passive components, where we still use lead-based solder in the production, we have developed alternatives enabling us to comply with the EU directive.

Raw Materials and Sources of Supply

Throughout the company, we generally maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases. We also maintain long-term relationships with our key suppliers through master supply agreements and consignment arrangements. We typically re-negotiate our contracts for the purchase of raw materials on an annual basis and whenever market conditions significantly change. These relationships and the availability of alternative sources also provide us with some protection against price increases. We also seek to reduce our needs for raw materials that are expensive or subject to shortages through technical innovations in product design and manufacturing. Below we mention some of the most important raw materials for each segment.

Capacitors. Although most of the raw materials for capacitors are available from a number of sources, tantalum powder and wire and a few other materials are available only from a relatively limited number of suppliers. Tantalum is currently mined in Australia, China, Central and Southern Africa and Canada. Currently, there are only three major suppliers that process tantalum ore into capacitor grade tantalum powder. After the strong increase of tantalum ore prices due to the shortage in fiscal year 2000, prices started to drop in fiscal year 2001 and continued to drop in fiscal years 2002 and 2003. In fiscal year 2004, we experienced a further small decrease in the price of tantalum ore.

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

Ceramic components. Ceramic powder is an important raw material in our ceramic components. The average price of ceramic powder has decreased by approximately 30% since 1992, and we expect it to remain stable in coming years. We also use silver/palladium and silver pastes for some multilayer ceramic capacitors. The market price of palladium used in silver/palladium powder increased by nearly ten-fold, from approximately $ 115/oz to approximately $ 1080/oz, between late September 1996 and February 2001, with more than half of this increase occurring in 2000 and the first four months in fiscal year 2001. Starting in February 2001, palladium prices decreased steadily from approximately $ 1080/oz to approximately $ 220/oz in September 2004. To reduce our exposure to the volatility in the price of palladium, we have developed ways to reduce the use of palladium in our products and to use substitute raw materials.

Ferrites and inductors. Our main raw materials for ferrite cores are high-purity iron oxide, standard iron oxide, manganese oxide and zinc oxide. In order to improve our cost structure and to secure the volumes needed, we have developed alternative sources for raw materials. Currently, we purchase our raw materials for ferrite cores from European and Asian suppliers depending on the price and quality offered. We have successfully achieved price reductions for iron oxide, while increasing demand for manganese oxide worldwide, especially from the steel industry, has led to price increases.

Intellectual Property

The development and production of passive components require innovation in product design and the use of advanced technology in production. Our success depends in large part on our ability to obtain patents, to maintain trade secret protection and to operate our business without infringing on the intellectual property rights of other parties. As of September 30, 2004, our portfolio contained approximately 1600 patents and patent applications, comprising about 590 patent families. In the course of fiscal year 2004, we again improved the quality of our portfolio by adding 360 new patents and patent applications while about 400 older patents and patent applications with low levels of relevance for our current and future business were dropped or expired. In addition to our own portfolio, we also hold licenses to use product designs and production processes developed or patented by third parties.

We have obtained, or are in the process of obtaining, patents for many of our material innovations in product design and production. Some of our patents covering older technologies are due to expire in coming years. Our patents generally expire 20 years after the date they are registered. Because of the rapid advances in technology and design that characterize our business, our most important technologies are covered by patents that we have acquired recently, most of which are not due to lapse for at least ten years. We do not expect the lapse of patents that protect the older technology to materially affect our current revenues. We experience difficulty from time to time in enforcing patent rights with respect to certain of our products. However, we do not believe that these difficulties in enforcement have materially impaired the value of our intellectual property portfolio, materially affected our sales or are likely to have a material adverse effect on our future sales.

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

Description of Property

Our facilities consist of manufacturing plants, research and design centers, sales offices and other properties throughout the world. We generally locate our manufacturing facilities to serve our principal markets and to provide accessibility to labor resources. The following table provides key information about corporate headquarters and our manufacturing facilities as of September 30, 2004.

Location	Area	Owned or leased	Principal activities
Germany
Munich	45,398 m²	Leased	Headquarters, SAW Components
Heidenheim	68,826 m²	Owned/Leased	Capacitors, EMC Components
Berlin	5,737 m²	Leased	Surge voltage arresters
Berlin (Herrmann)	2,015 m²	Leased	Ceramic Components

Other Europe
Deutschlandsberg, Austria	69,527 m²	Owned/Leased	Ceramic Components, SAW Components
Bordeaux, France	14,543 m²	Leased	Ferrites
Málaga, Spain	11,184 m²	Owned	Film Capacitors
Szombathely, Hungary	30,048 m²	Owned/Leased	EMC Components, Capacitors
Évora, Portugal	33,117 m²	Owned/Leased	Tantalum Capacitors
Šumperk, Czech Republic	35,040 m²	Owned/Leased	Ferrites

Asia
Singapore	17,201 m²	Leased	SAW Components
Malaysia	8,040 m²	Leased	Surge voltage arresters
Nashik, India	17,788 m²	Owned/Leased	Film Capacitors
Kalyani, India	36,201 m²	Leased	Ferrites
Wuxi, China	6,250 m²	Leased	SAW Components, Capacitors
Zhuhai, China	35,169 m²	Owned/Leased	Ferrites, Ceramic Components, Film Capacitors, Inductors
Xiaogan, China	3,402 m²	Leased	Surge voltage arresters

Americas
Gravataí, Brazil	39,155 m²	Owned/Leased	Film and aluminum electrolytic Capacitors
Palo Alto, CA, USA	5,295 m²	Owned/Leased	Lithium niobate for SAW Components

We lease the Berlin surge voltage arrester facility and the Bordeaux facility from affiliates of Siemens. One of our Chinese subsidiaries leases the Xiaogan facility from our Chinese joint venture partner Hanguang Electron Device Factory. We also lease our Singapore facility from a regional authority.

In addition to manufacturing products at our own facilities, we also subcontract some fine tuning, attachment of leads, coating, packaging, testing and other back-end finishing processes to manufacturers in China, Croatia, Hungary, Indonesia, Malaysia and Slovenia. We subcontracted the manual winding and soldering of inductors for EMC components to manufacturers in China and Romania. Taking into account our planned measures to relocate certain production activities, we believe that our facilities will meet our foreseeable design and production needs. Our manufacturing capacity has historically been sufficient to meet our needs. We also own or lease technologically sophisticated design and manufacturing equipment, materials handling and data processing equipment, warehouses and vehicles. We lease office space in Munich for our headquarters and other administrative and sales staff from a Siemens subsidiary. We describe the terms of our leases with Siemens companies under Item 10. “Additional Information – Material Contracts – Agreements with Siemens.”

Organizational Structure

Our principal subsidiaries and associated companies are listed in the table below. The most significant subsidiaries are in Deutschlandsberg, Austria, in Évora, Portugal, and in Singapore. The following table provides key information about our principal subsidiaries and associated companies as of, and for the fiscal year ended, September 30, 2004.

	Equity	Earnings	% Equity interest
	(euro in millions)
Germany
Ernst Herrmann Ingenieur AG & Co. KG, Berlin	2.991	1.863	100

Other Europe
EPCOS oHG, Deutschlandsberg, Austria	62.271	(8.018)	100
EPCOS-Peças e Componentes Electrônicos S.A., Évora, Portugal	63.235	3.898	100
EPCOS Electronic Components S.A., Málaga, Spain	4.171	(7.462)	100
EPCOS s.r.o., Šumperk, Czech Republic	10.011	1.505	100
EPCOS SAS, Saint Denis, France	(8.280)	(7.074)	100
EPCOS Elektronikai Alkatrész Kft., Szombathely, Hungary	16.540	3.373	100
EPCOS UK Ltd., Bracknell, United Kingdom	1.900	0.193	100
EPCOS Nordic AB, Kista, Sweden	1.120	0.461	100
EPCOS Nordic OY, Espoo (Helsinki), Finland	0.521	0.287	100
EPCOS Finance B.V., Amsterdam, Netherlands	0.405	0.061	100

Asia
EPCOS PTE LTD, Singapore	125.233	60.584	100
EPCOS (China) Investment Ltd., Shanghai, China	34.657	0.310	100
EPCOS India Private Ltd., Nashik, India	5.586	(1.495)	100
EPCOS (Zhuhai FTZ) Co., Ltd., Zhuhai, China	11.622	1.168	100
EPCOS (Wuxi) Co., Ltd., Wuxi, China	17.484	4.016	100
EPCOS (Xiaogan) Co., Ltd., Xiaogan, China	2.954	0.928	76
EPCOS Ferrites Ltd., Calcutta, India	(6.343)	(5.754)	100
EPCOS KK, Yokohama, Japan	1.493	0.032	100
EPCOS (Zhuhai) Co., Ltd., Zhuhai, China	4.144	1.097	100
EPCOS SDN. BHD., Johore Bahru, Malaysia	11.966	7.744	100
EPCOS (Shanghai), Ltd., Shanghai, China	0.674	(0.001)	100
EPCOS Ltd., Hong Kong, China	3.568	0.333	100

Americas
EPCOS do Brasil Ltda., Gravataí, Brazil	20.269	(0.178)	100
EPCOS Inc., Iselin, New Jersey, U.S.	14.857	0.435	100
Crystal Technology Inc., Palo Alto, California, U.S.	11.002	1.503	100

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

Overview

Following exceptional growth in the year 2000, succeeding years have seen difficult conditions in the passive component markets due to a prolonged downturn in the global economy, which started to slowly recover in the first half of fiscal year 2004, but this recovery slowed down again in the second half of fiscal year 2004. Growth in 2004 was strongest in Asia, where China remained the driver of growth. The economy likewise expanded at an above average rate in North America. In the euro zone as well, the economic background improved overall, even though growth rates were lower, especially in Germany. The global upturn was accompanied by a generally positive trend in demand for passive electronic components in all of our industries and regions. This led to better capacity utilization in our industry. As a result, our product prices stabilized as the year unfolded. For the year as a whole, however, price erosion was about as severe as in the previous year.

In general, the passive components market is subject to price erosion. In most of our segments, we have historically been able to make up for the adverse impact of falling unit prices on our net sales through higher sales volumes as a result of market growth and our efforts to improve our market share. In recent years, we have also been able to reduce the impact of lower unit prices for existing products on our profit margins through productivity improvements, the introduction of many new products and cost reductions. Once they are fully ramped up, new products designed to customer specifications are typically more profitable for us on a per-unit basis than older products and commodity-type products. We have also increased our production capacity in countries where labor costs are lower and have more systematically exploited our purchasing power to obtain better terms from our suppliers through global coordination of our materials procurement. To reduce our manufacturing costs further and to increase our flexibility to react to market cycles, we subcontract selected manufacturing processes to other manufacturers.

Effective October 1, 2002, we modified our organizational structure in response to changing market conditions. These modifications resulted in the following changes to our segment structure: Microwave ceramic filters and multilayer ceramic modules were transferred from the ceramic components segment to the SAW components segment. This change reflects that modules are evolving more and more into complete solutions also integrating SAW filters. In addition, inductors, which used to belong to the capacitors segment, were combined with ferrites in the new ferrites and inductors segment. We made this change because we process a continuously increasing share of our ferrite cores into inductive components.

This reorganization was part of our continuing focus on the fastest-growing and technologically most demanding markets, customer orientation, innovation, and, more than ever before, rigorous cost management. Our cost management efforts include cost-cutting programs, including a purchasing offensive in conjunction with streamlining processes and procedures throughout the Company, as well as a restructuring involving the relocation of production facilities to low-cost countries.

Cost-cutting program. Responding to the dramatic change in the economic climate, we launched two cost-cutting programs in 2001 and 2002. These two programs provided for restrictions on capital expenditure, further reductions in procurement costs and the accelerated transfer of workforce from high to low-labor-cost countries. Other key items on the cost-cutting agenda are rationalization, continuous improvement of processes, and higher yields in manufacturing. Most of the measures adopted have been implemented on schedule since 2001.

In fiscal year 2004, we realized savings through these cost-cutting programs in the amount of approximately € 150 million.

Restructuring charges. In fiscal years 2004, 2003 and 2002, we recorded restructuring charges in the amount of € 4.4 million, € 13.8 million and € 27.0 million, respectively, in connection with our reduction of staff levels, disposal of equipment and acceleration of the shift of production to countries with lower labor costs. These total restructuring costs were incurred by our business segments as follows:

	Fiscal year ended September 30,
	2004	2003	2002
	(euro in millions)
Capacitors	(0.9)	2.9	4.2
SAW components	3.5	6.5	12.5
Ceramic components	(0.1)	0.3	2.7
Ferrites and inductors	2.0	3.8	7.3
Other	—	0.3	0.4

Total	4.4	13.8	27.0

The net restructuring costs of € 4.4 million for fiscal year 2004 included restructuring costs of € 5.7 million, of which personnel costs accounted for € 2.1 million. This gross figure was partly offset by € 1.3 million of reversals, including previously charged restructuring costs in the amount of € 0.9 million for the capacitors segment and € 0.1 million for the ceramic components segment. These reversals resulted from a revision of previous year’s estimates.

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

Currency Exposure. The persistent weakness of the U.S. dollar vis-à-vis the euro has had a negative effect on our results in recent fiscal years since the market prices for our products are essentially dollar-based around the world, even within the euro zone. Through the relocation of our production facilities and purchasing activities to low-labor cost countries with currencies that are linked more to the U.S. dollar than to the euro, we have been able to reduce (but not eliminate) our exposure to the exchange rate risk resulting from the U.S. dollar.

Related parties. Historically, we have made sales to Siemens AG and its subsidiaries for their own internal usage and have relied on Siemens regional sales representation for resale to other customers. Total sales to the Siemens group for both internal usage and resale to other customers represented 16.0% of our net sales in fiscal year 2004, 17.3% in fiscal year 2003 and 17.3% in fiscal year 2002. Of our total consolidated sales, 13.4% of our net sales in fiscal year 2004, 14.5% in fiscal year 2003 and 14.4% in fiscal year 2002 were sales directly to Siemens for internal usage. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 9.8% of our net sales in fiscal year 2004, 10.5% in fiscal year 2003 and 11.1% in fiscal year 2002.

The portion of our net sales to the Siemens group for resale to other customers has declined to 2.6% since our initial public offering in October 1999, mainly because we no longer use the Siemens sales network for resale to other customers in Germany and as a result of switching our sales activities from Siemens sales companies in Austria, China, Czech Republic, Finland, France, Hungary, India, Japan, Sweden and the United Kingdom to our own sales companies. We expect, however, that a significant portion of our net sales will continue to be to the Siemens group for their internal usage.

In connection with our initial public offering, Siemens, Matsushita and EPCOS AG entered into agreements providing for the separation of our business from Siemens and Matsushita, including agency and distributorship agreements, lease agreements and research and development agreements with Siemens and cross license and other technology agreements with Matsushita. In June 2004, we extended our technical cooperation with Matsushita. See Item 10. “Additional Information — Material Contracts.” Before the reorganization of the group, the Siemens group also provided us with a variety of services and functions including professional and administrative assistance such as legal advice, administration of intellectual property, treasury and cash management, human resources management, data processing and purchasing and logistics planning. The Siemens group provided us with some of these services at cost and charged us a management fee to cover the other services. We have replaced some of these services and functions with services from third parties or by establishing these functions internally. The Siemens group continues to provide us with some of these services under new contracts. The overall cost to us of these services and functions that Siemens used to provide has not increased to any significant extent as a result of our separation from the Siemens group.

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

Our inventories are valued at the lower of cost or market. We apply various assumptions, estimates and methods to address this subjective, difficult and complex topic and to arrive at the net inventory amount. As part of these procedures, which collectively comprise a critical accounting policy, we first examine the inventory items that may have some form of obsolescence due to non-conformance with industry and customer standards as identified by our quality assurance departments. Second, we consider market prices of raw materials and finished goods in view of competitive situations in the marketplace driving the outlook for the future price levels of our products. Third, the inventory is compared to an assessment of product history and forecasted demand. Finally, we compare the result of this methodology against the prospects for the consumption of the inventory and the appropriateness of the resulting inventory levels. As of September 30, 2004, we had inventory balances of € 241.0 million, net of valuation allowances of € 28.0 million, resulting from the application of this policy.

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

Assumptions are required both for determining the likelihood of unfavorable outcomes of warranty disputes and the cost incurred when replacing defective products and compensating our customers for damages caused by our products. First, we collect all information available regarding potential warranty claims. Second, we evaluate the probability of the Company being required to replace products or make payments. Third, we estimate the cost of products to be replaced and the amount of payments to be made based on information from our sales and technical departments as well as inhouse and outside counsel. We have recorded warranty accruals of € 7.9 million at September 30, 2004. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish additional accruals for product warranties which could materially impact our financial position and results of operations.

Valuation of pension obligations

The valuation of our pension plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. The major part of our pension accruals are not funded, and we had a net unfunded status of our pension plans in the amount of € 145.3 million on September 30, 2004. Accordingly, changes in assumptions for future investment returns do not have a material impact on our pension expenses and related funding requirements.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of € 17.4 million on gross deferred tax assets of € 160.5 million (net deferred tax assets: € 63.2 million) as of September 30, 2004. € 66.4 million of these gross deferred tax assets and € 15.1 million of the valuation allowance related to our net operating loss and tax credit carryforwards. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. We also consider expiration dates and other restrictions regarding the utilization of net operating loss carryforwards. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

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

When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we use an estimate of the future undiscounted net cash flows associated with the asset over the remaining life of the asset in measuring whether the asset is recoverable. If this evaluation indicates a potential impairment, we use discounted cash flows to measure fair value in determining the amount of these assets that should be written off. For the years ended September 30, 2004, 2003 and 2002, we recorded impairment charges of € 2.7 million, € 1.7 million and € 8.6 million, respectively, which related to production equipment no longer needed in the SAW components segment. In fiscal year 2004, we recorded an impairment of fixed assets in the ferrites and inductors segment in the amount of € 0.9 million.

The accuracy of our recoverability assessment and the measurement of fair value is based on our ability to accurately predict certain key variables such as sales volumes, prices, raw material costs and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. The assumptions and conditions reflect our best assumptions and estimates, but these items involve inherent uncertainties which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods. In our opinion, the identifiable intangible assets and long-lived assets are appropriately valued as of September 30, 2004.

Results of Operations

The following table sets forth consolidated statement of operations data of EPCOS for each of the past three fiscal years both in absolute terms and as a percentage of net sales in the relevant year:

	Fiscal year ended September 30,
	2004		2003		2002
	(euro in millions)	(%)	(euro in millions)	(%)	(euro in millions)	(%)
Net sales	1,362.2	100.00	1,271.6	100.0	1,311.7	100.0
Cost of goods sold	(1,091.7)	(80.1)	(1,059.2)	(83.3)	(1,148.3)	(87.5)

Gross profit	270.5	19.9	212.4	16.7	163.5	12.5
Research and development expenses	(74.6)	(5.5)	(69.4)	(5.5)	(94.0)	(7.2)
Marketing and selling expenses	(122.1)	(9.0)	(120.9)	(9.5)	(134.2)	(10.2)
General and administrative expenses	(14.8)	(1.1)	(14.0)	(1.1)	(12.7)	(1.0)

Operating income (loss)	59.0	4.3	8.0	0.6	(77.5)	(5.9)
Interest income (expense), net	(5.9)	(0.4)	(8.8)	(0.7)	(6.5)	(0.5)
Other income (loss)(1)	5.9	0.4	(2.5)	(0.2)	5.5	0.4
Benefit (Provision) for income taxes	(9.6)	(0.7)	10.2	0.8	40.1	3.0
Minority interest	(0.2)	(0.0)	(0.2)	(0.0)	(0.0)	(0.0)

Net income (loss)	49.2	3.6	6.7	0.5	(38.5)	(2.9)

(1)	Includes foreign exchange gains (losses), net, other income (expenses), net, and share of net gains (losses) of unconsolidated affiliates.

Net sales

The following table shows net sales and change in net sales for each of our four segments for the periods shown. See above under “Overview” for an explanation of the changes of our segment structure with effect from October 1, 2002.

	Fiscal year ended September 30,			% Change
	2004	2003	2002	2003/2004	2002/2003
	(euro in millions)
Capacitors	353.7	350.4	355.9	0.9	(1.5)
SAW components	449.7	403.8	471.2	11.4	(14.3)
Ceramic components	374.3	355.8	338.0	5.2	5.3
Ferrites and inductors	184.5	161.6	146.6	14.2	10.2
Less intersegment sales	—	—	—	—	—

Total	1,362.2	1,271.6	1,311.7	7.1	(3.1)

In fiscal year 2004, the upturn in the global economy was accompanied by a generally positive trend in demand for passive electronic components from all industries and regions. As a result of the improved capacity utilization in our industry, product prices stabilized as the year unfolded. However, for the year as a whole, price erosion was as severe as in the previous year. Against this generally positive economic background, sales rose in all four segments after two years of declining sales. On a quarterly basis, sales rose continually in the first three quarters of the fiscal year. In the fourth quarter, however, sales decreased as a result of declining orders beginning in the early summer due to the recurred slow down of the global economy.

The following table shows the development in net sales for each of our four segments on a quarterly basis in fiscal year 2004:

	2004 net sales by quarter
	Q1	Q2	Q3	Q4	Total
	(euro in millions)
Capacitors	85.5	88.8	90.2	89.2	353.7
SAW components	116.2	111.7	111.4	110.4	449.7
Ceramic components	88.3	93.4	97.2	95.4	374.3
Ferrites and inductors	40.8	46.2	48.7	48.8	184.5

Total	330.8	340.1	347.5	343.8	1,362.2

In fiscal year 2003, all four business segments continued to suffer from the adverse economic climate. In addition, price erosion amounting to approximately € 170 million, the increasing devaluation of the U.S. dollar, the war in Iraq and the SARS crisis negatively affected our net sales. Based on the average exchange rate for fiscal year 2002, our net sales in fiscal year 2003 would have been approximately € 30 million higher than actually realized.

Capacitors. In fiscal year 2004, sales in the capacitors segment increased primarily in the area of aluminum electrolytic capacitors for automotive and industrial electronics. Demand also increased in capacitors for power factor correction, which can, among other things, significantly reduce power consumption in high-output industrial drives. In contrast, sales of tantalum capacitors declined despite rising volumes. This line of business was characterized by overcapacity in the industry and persistent severe price erosion. On a quarterly basis, net sales in this segment were relatively stable throughout fiscal year 2004.

In fiscal year 2003, business in the capacitors segment was hit by above-average price erosion in general and sluggish demand for tantalum capacitors in particular. Cost reductions could not fully compensate for these negative effects. In contrast, demand for film capacitors for lighting and aluminum electrolytic capacitors for industrial electronics remained stable.

SAW components. In fiscal year 2004, sales in the SAW components segment increased in particular due to the positive trend in business in radio-frequency modules for mobile phones. Sales of filters for multimedia applications and automotive electronics also increased, while sales of filters for mobile phones remained stable against previous year despite severe price erosion. On a quarterly basis, net sales in this segment were relatively stable thoughout fiscal year 2004, with a peak in the first quarter due to Christmas business.

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

Ceramic components. In fiscal year 2004, sales in the ceramic components segment increased primarily due to strong demand for sensors and sensor systems, which are used, among other things, to measure the temperature of operating fluids in appliances and motor vehicles. Sales of piezo actuators for diesel injection systems also picked up sharply, as did business with surge voltage arresters. Thermistors and varistors also experienced strong demand. In multilayer ceramic capacitors, however, disproportionately severe price erosion led to decreased revenues in fiscal year 2004. Net sales in this segment as a whole increased slightly over the four quarters of fiscal year 2004, with a peak of € 97.2 million in the third quarter.

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

Ferrites and inductors. In fiscal year 2004, the ferrites and inductors segment posted the sharpest rise in sales. Inductors for industrial electronics and digital service line applications for high-speed Internet access experienced strong demand. Sales of inductive components for automotive electronics also revived. Business in ferrites and inductors supplied to distributors likewise picked up. Net sales in this segment as a whole increased over the first three quarters of fiscal year 2004, while remaining relatively stable over the fourth quarter.

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

Cost of goods sold

The following table shows our cost of goods sold and change in our cost of goods sold, as well as cost of goods sold as a percentage of our net sales, for the periods shown:

Cost of goods sold

	Fiscal year ended September 30,			% Change
	2004	2003	2002	2003/2004	2002/2003
	(euro in millions, except percentages)
Cost of goods sold	1,091.7	1,059.2	1,148.3	3.1	(7.8)
(as a percent of net sales)	80.1%	83.3%	87.5%

In fiscal year 2004, cost of goods sold increased less than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales decreasing to 80.1%. This decrease was due to cost savings of about € 150 million and certain economies of scale following from higher production volumes. These effects more than offset the negative impact of price erosion in fiscal year 2004. Cost of goods sold included restructuring charges of € 4.4 million taken in respect of the SAW components and, to a lesser extent, the ferrites and inductors segment.

In fiscal year 2003, cost of goods sold decreased more than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales decreasing to 83.3%. The decrease was due to cost savings of about € 175 million and fixed cost reductions resulting from higher capacity utilization. These effects more than offset the negative impact of price erosion in fiscal year 2003. Cost of goods sold included restructuring charges of € 13.8 million.

Capacitors. In fiscal year 2004, cost of goods sold in the capacitors segment increased by € 13.5 million to € 318.6 million, largely due to higher production volumes. The increase of cost of good sold expressed as a percentage of net sales to 90.1% was due to higher price erosion, which could not be offset by cost savings resulting from process optimization and purchasing savings.

Cost of goods sold in the capacitors segment decreased by € 9.6 million to € 305.1 million in fiscal year 2003. This reduction was due to cost savings resulting from process optimization and purchasing savings due to contract renegotiations. In addition, the relocation of manufacturing operations to lower-cost countries had a positive impact on cost of goods sold. In fiscal year 2002, cost of goods sold amounted to € 314.7 million, compared with € 395.5 million in fiscal year 2001, due to cost savings resulting from process optimization and purchasing savings as well as lower restructuring charges and lower volume.

SAW components. In fiscal year 2004, cost of goods sold in the SAW components segment decreased slightly by € 10.1 million, to € 312.0 million, due to cost savings resulting from process optimization and purchasing savings as well as certain economies of scale following from higher production volumes. In addition, restructuring charges were reduced from € 6.5 million in fiscal year 2003 to € 3.5 million in fiscal year 2004. These effects more than offset the negative impact of price erosion in fiscal year 2004.

In fiscal year 2003, cost of goods sold in the SAW components segment decreased sharply by € 57.6 million to € 322.1 million due to cost savings resulting from process optimization and purchasing savings as well as cost reductions from higher capacity utilization. In addition, restructuring charges were halved to € 6.5 million in fiscal year 2003 in comparison with fiscal year 2002.

Ceramic components. In fiscal year 2004, cost of goods sold in the ceramic components segment increased by € 18.5 million to € 296.0 million, while cost of goods sold as a percentage of net sales remained stable. On a percentage basis, savings resulting from process optimization and purchasing savings as well as certain economies of scale following from higher production volumes balanced out the negative impact of price erosion in fiscal year 2004.

In fiscal year 2003, cost of goods sold in the ceramic component segment decreased slightly by € 8.8 million to € 277.5 million. This reduction resulted from cost savings due to process optimization and purchasing savings as well as lower restructuring charges. In addition, the relocation of manufacturing operations has an increasingly positive impact on costs of goods sold.

Ferrites and inductors. In fiscal year 2004, cost of goods sold in the ferrites and inductors segment increased by € 10.6 million to € 165.1 million. However, cost of goods sold as a percentage of net sales decreased from 95.7% in fiscal year 2003 to 89.5% in fiscal year 2004. This relative reduction was due to cost savings resulting from process optimization and purchasing savings, lower restructuring charges as well as certain economies of scale following from higher production volumes. Price erosion in fiscal year 2004 remained at about the same level compared with fiscal year 2003.

In fiscal year 2003, cost of goods sold decreased in the ferrites and inductors segment by € 13.1 million to € 154.5 million due to cost savings resulting from process optimization and purchasing savings as well as lower restructuring charges.

Operating expenses

The following table shows our operating expenses and change in operating expenses for the periods shown:

Operating expenses

	Fiscal year ended September 30,			% Change
	2004	2003	2002	2003/2004	2002/2003
	(euro in millions)
Research and development expenses	74.6	69.4	94.0	7.5	(26.2)
Marketing and selling expenses	122.1	120.9	134.2	1.0	(9.9)
General administrative expenses	14.8	14.0	12.7	5.7	10.2

Total	211.5	204.3	240.9	3.5	(15.2)

Research and development expenses.

In fiscal 2004, research and development expenses increased by € 5.2 million, to € 74.6 million, due to startup costs for new products such as piezo actuators for fuel injection systems. modules for mobile phones and automotive applications, and tantalum polymer capacitors for computers. With research and development expenditures at 5.5% of net sales, EPCOS believes to be well positioned to hold and extend its leading market position. The main focus of these expenses was on the SAW components segment, the ceramic components segment, as well as on the capacitors segment.

In fiscal year 2003, research and development expenses were reduced by € 24.6 million to € 69.4 million due to cost savings and the completion of several research and development projects. Spending on research and development was carefully monitored so that key innovation projects were not endangered, but could even be stepped up by bundling resources. At 5.5% of net sales, EPCOS’ research and development expenditures are returning to our historical average of 4% to 5%. The main focus of these expenses was on the SAW components segment, the ceramic components segment, as well as on the capacitors segment.

Capacitors. In fiscal year 2004, research and development expenses decreased slightly by € 0.4 million to € 12.6 million, amounting to 3.6% of net sales in the capacitors segment. Expenditures focused on the further development of tantalum polymer capacitors. Offering the advantage of maximum volumetric capacitance with low internal resistance, tantalum polymer capacitors can be used for buffering in the power supplies of personal computers and notebooks with fast processors of the latest generation.

Research and development expenses in the capacitors segment decreased slightly by € 0.7 million to € 13.0 million in fiscal year 2003, amounting to 3.7% of net sales in the capacitors segment. Spending focused on the further development of tantalum multianode and tantalum polymer capacitors.

SAW components. Research and development expenses in the SAW components segment increased by € 2.3 million to € 31.1 million in fiscal year 2004, amounting to 6.9% of net sales for the segment. The SAW components segment thus accounted for the major share of our total research and development expenses. Spending focused on multilayer modules based on low-temperature co-fired ceramic technology for mobile phones and automotive applications and film bulk acoustic wave resonators.

In fiscal year 2003, research and development expenses decreased sharply in the SAW components segment by € 18.4 million to € 28.8 million, amounting to 7.1% of net sales in the SAW components segment, due to the reduction of outsourced research and development projects.

Ceramic components. Research and development expenses in the ceramic components segment increased by € 2.9 million, to € 23.0 million, in fiscal year 2004, amounting to 6.2% of net sales in the ceramic components segment. Spending concentrated on piezo actuators for fuel injection systems.

In fiscal year 2003, research and development expenditures in the ceramic components segment decreased by € 2.1 million to € 20.1 million, amounting to 5.6% of net sales in the ceramic components segment.

Ferrites and inductors. Research and development expenses in the ferrites and inductors segment increased slightly by € 0.5 million, to € 7.9 million, in fiscal year 2004, amounting to 4.3% of net sales in the ferrites and inductors segment. Expenditures focused on power inductors, inductors for high-temperature applications and high permeability materials for EMC applications at elevated temperatures mainly used for automotive applications.

In fiscal year 2003, research and development expenses decreased in the ferrites and inductors segment by € 3.6 million to € 7.4 million, amounting to 4.6% of net sales in the ferrites and inductors segment. Spending concentrated on high permeability materials for EMC applications at elevated temperatures mainly used for automotive applications and power inductors.

Marketing and selling expenses.

In fiscal year 2004, marketing and selling expenses increased slightly by € 1.2 million to € 122.1 million compared with fiscal year 2003. The increase in these expenses therefore remained significantly below the rise in net sales, with the result that marketing and selling expenses as a percentage of net sales fell from 9.5% in fiscal year 2003 to 9.0% in fiscal year 2004.

In fiscal year 2003, marketing and selling expenses decreased by € 13.3 million to € 120.9 millions due to cost saving measures and a further decline in net sales. Marketing expenses also declined as a percentage of net sales year-on-year. In addition, we further reduced the portion of sales which is handled through Siemens regional sales companies.

General administrative expenses.

In fiscal year 2004, general and administrative expenses increased by € 0.8 million, to € 14.8 million, compared with fiscal year 2003. This increase reflects the higher variable cash components of the compensation paid to senior management and members of the management board compared with fiscal year 2003.

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

Earnings before interest, taxes and minority interest (EBIT)

We use EBIT as a measure because that is the basis on which our management evaluates the operating performance for each of our segments and for the Company as a whole, and on which it establishes budgets and operational goals. We believe that EBIT is a better measure of operating performance of our segments than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes, whereas EBIT permits investors to examine the performance of each business segment and the Company as a whole between years with a higher degree of comparability. We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus interest income plus interest expense. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours. The EBIT of our segments differs from our net income and you should not consider them to be the same. Note 20 to our Consolidated Financial Statements shows a reconciliation of segment EBIT to segment income before income taxes and minority interest. For a reconciliation of EBIT to net income, see Item 3. “Key Information – Selected Consolidated Financial and Statistical Data.”

The following table sets forth EBIT as well as EBIT as a percentage of net sales for each of our segments for the periods shown:

Earnings before interest, taxes and minority interest

	Fiscal year ended September 30,
	2004	2003	2002
	(euro in millions, except percentages)
Capacitors	(11.3)	(10.8)	(14.8)
(as a percent of net sales)	(3.2)%	(3.1)%	(4.2)%
SAW components	57.2	16.7	(4.7)
(as a percent of net sales)	12.7%	4.1%	(1.0)%
Ceramic components	19.4	15.9	(9.8)
(as a percent of net sales)	5.2%	4.5%	(2.9)%
Ferrites and inductors	(0.4)	(16.3)	(42.8)
(as a percent of net sales)	(0.2)%	(10.1)%	(29.2)%

In fiscal year 2004, we increased our EBIT by € 59.4 million to € 64.9 million compared with € 5.5 million in fiscal year 2003. This increase was due to cost savings resulting from process optimization and purchasing savings as well as certain economies of scale following from higher production volumes. These effects more than offset the negative impact of price erosion in fiscal year 2004. Our EBIT was burdened by € 4.4 million restructuring charges.

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

The following table shows the development of EBIT for each quarter of fiscal year 2004:

EBIT by quarter, and reconciliation

	2004 EBIT by quarter
	Q1	Q2	Q3	Q4	Total
	(euro in millions)
Net income	9.7	10.9	14.0	14.6	49.2
Minority interest	0.1	0.0	0.1	0.0	0.2
Provision (benefit) for income taxes	0.9	1.4	4.0	3.3	9.6
Interest income	(0.9)	(1.0)	(1.1)	(1.3)	(4.3)
Interest expense	2.6	2.9	2.2	2.5	10.2
EBIT	12.4	14.2	19.2	19.1	64.9
Thereof:
Capacitors	(4.0)	(3.7)	(0.7)	(2.9)	(11.3)
SAW components	16.0	14.9	12.8	13.5	57.2
Ceramic components	2.8	3.7	5.3	7.6	19.4
Ferrites and inductors	(2.4)	(0.7)	1.8	0.9	(0.4)

Capacitors. In fiscal year 2004, EBIT of the capacitors segment fell by € 0.5 million to minus € 11.3 million, compared with minus € 10.8 million in fiscal year 2003. This segment’s EBIT was still burdened by adverse market conditions for our tantalum capacitors business, which continues to be characterized by overcapacity and persistent severe price erosion. This was made even worse by the weak U.S. dollar. To improve EBIT in the capacitors segment, we are stepping up efforts to improve yields and ramping up production of our new tantalum polymer capacitors.

In fiscal year 2003, EBIT of the capacitors segment improved by € 4.0 million to minus € 10.8 million in comparison to minus € 14.8 million in fiscal year 2002. This segment’s EBIT was burdened by above-average price erosion, sluggish demand for tantalum capacitors as well as restructuring costs in the fourth quarter in the amount of € 3.8 million. Demand for film capacitors for lighting and aluminum electrolytic capacitors for industrial electronics remained stable.

SAW components. In fiscal year 2004, we managed to increase EBIT in the SAW components segment by € 40.5 million, to € 57.2 million, on a year-on-year basis. The persistent severe price erosion in SAW filters for mobile phones was more than offset by cost savings resulting from process optimization and purchasing savings, as well as by certain economies of scale following from higher production volumes.

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

Ceramic components. In fiscal year 2004, EBIT in the ceramic components segment increased by € 3.5 million, to € 19.4 million, compared with fiscal year 2003. Despite persistent severe price erosion, efforts to cut costs and improve process and product quality for multilayer ceramic capacitors in particular had a positive effect on EBIT.

In fiscal year 2003, despite severe price erosion, the ceramic components segment returned to profitability, increasing EBIT by € 25.7 million to € 15.9 million. This reflects the positive trend in demand from the automotive and industrial industries, which use virtually the entire spectrum of ceramic components from EPCOS.

Ferrites and inductors. In fiscal year 2004, EBIT in the ferrites and inductors segment improved by € 15.9 million to minus € 0.4 million, mainly as a result of our restructuring measures undertaken in recent years. In addition, the streamlining and realigning of our portfolio for ferrite products also had a positive effect on EBIT.

In fiscal year 2003, the ferrites and inductors segment posted a negative EBIT of € 16.3 million, more than halving its losses compared with the previous year, despite fourth quarter restructuring costs of € 4.7 million which were partly offset by a revision of the previous year’s estimate. Of this amount, € 4.0 million relate to the closure of our plant in Bordeaux (France) by the end of 2005.

Interest and other income (expense)

Our net interest expense amounted to € 5.9 million in fiscal year 2004, € 8.8 million in fiscal year 2003, and € 6.5 million in fiscal year 2002. The decrease in net interest expense in fiscal year 2004 reflects increased interest income attributable to the increase in the level of our cash and cash equivalents. In fiscal year 2004, net other income of € 12.2 million mainly consisted of Portuguese government grants in the amount of € 7.6 million and of grants for research in the amount of € 3.9 million for our Austrian affiliate. Our net foreign exchange losses are mainly due to hedging costs for foreign exchange financing activities in the amount of € 5.7 million, as well as currency losses.

The increase in net interest expense in fiscal year 2003 reflected the increase in the level of our financial debt. In fiscal year 2003, net other income of € 4.4 million mainly consisted of a compensation in the amount of € 2.6 million paid by a third party to an American subsidiary for the termination of a contract, a profit on a settlement of VAT liabilities of an Indian subsidiary in the amount of € 1.1 million and export compensation in the amount of € 0.6 million. Our net foreign exchange losses resulted mainly from hedging costs for foreign exchange financing and operating activities in the amount of € 5.2 million as well as currency losses.

Income taxes

Tax calculations reflect the current legal structure and the applicable tax laws of the respective countries in which we have operations. The following table shows income taxes as well as income taxes as a percentage of income before income taxes and minority interests for the periods shown:

	Fiscal year ended September 30,
	2004	2003	2002
Benefit/(Provision) for income taxes (euro in millions)	(9.6)	10.2	40.1
Income taxes (as a percent of income before income taxes and minority interests)	16.3%	309.7%	51.0%

In fiscal year 2004, profits were recorded mainly in legal entities benefiting from tax incentives, such as our subsidiary in Singapore. The Singapore tax incentive contributed to our net income in the amounts of € 9.9 million in fiscal year 2004, € 9.4 million in fiscal year 2003, and € 8.8 million in fiscal year 2002. The decrease of our tax rate in fiscal year 2004 is based on the higher amount of our group income before taxes in the amount of € 59.1 million compared with fiscal year 2003 where we had a relatively small amount of minus € 3.3 million group income before taxes. Benefit for income taxes in fiscal year 2003 and 2002 mainly comprised deferred tax benefits. The third table in Note 14 to our Consolidated Financial Statement reconciles our expected and actual provision for income taxes.

At September 30, 2004, EPCOS had consolidated net operating loss (NOL) carry forwards of € 195.8 million. The NOL relates mainly to the German, Austrian, French and Spanish operations. Additionally, the subsidiary in Spain has a tax credit in the amount of € 1.7 million at its disposal.

EPCOS AG changed its pension scheme in fiscal year 2003. Liabilities were transferred to and payments will be made by a so-called relief fund named “Unterstützungskasse der EPCOS AG (UK EPCOS) e.V.”. Taxable income of € 3.4 million in fiscal year 2004 and of € 95.6 million in fiscal year 2003 was generated from the conversion at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has thus arisen between the book value and the tax basis, which led to a deferred tax asset of € 39.6 million at September 30, 2004, and of € 38.2 million at September 30, 2003.

Deferred tax assets (net) amounted to € 63.2 million at September 30, 2004, nearly the same amount as at September 30, 2003. As a result of a tax reform enacted in Austria in fiscal year 2004, we had to revalue the deferred tax items, which has led to a tax expense of € 5.1 million.

The Company’s valuation allowance increased from fiscal year 2003 to fiscal year 2004 by € 3.5 million, in fiscal year 2002 to fiscal year 2003 by € 9.5 million and from fiscal year 2001 to fiscal year 2002 by € 4.3 million. The valuation allowances reduced the deferred tax assets to a net amount that will more likely than not be realized based on our estimate of future earnings and the expected timing of temporary difference reversals.

Net income

Net income increased from net income of € 6.7 million in fiscal year 2003 to net income of € 49.2 million in fiscal year 2004. In fiscal year 2002, we recorded net loss in the amount of € 38.5 million.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2004, this amount was € 46.9 million.

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

In fiscal year 2004, we had cross currency and interest rate swaps with a nominal value of € 32.0 million allocated to transactions with an average size of € 3.2 million and an average maturity of 626 days. In March 2005, we had cross currency interest and rate swaps with a nominal volume of € 32.0 million allocated to transactions with an average size of € 3.2 million and an average maturity of 444 days.

Our short- and long-term borrowing arrangements are described in more detail below under “Capital Resources.”

Working capital. Our working capital (current assets (including cash and cash equivalents) less current liabilities) amounted to € 314.0 million at September 30, 2004, € 228.3 million at September 30, 2003 and € 26.9 million at September 30, 2002. The increase in fiscal year 2004 was mainly a result of higher production volumes due to the recovery of the global economy. More specifically, the rise of our working capital in fiscal year 2004 was mainly due to an increase of cash and cash equivalents of € 42.6 million reflecting the positive cash flow, an increase of accounts receivable, net of € 26.8 million, an increase of inventories, net of € 35.9 million and an increase of prepaid expenses and other current assets of € 8.7 million. These effects were partly offset by an increase of accounts payable of € 27.1 million, an increase of current portion of long-term debt of € 9.2 million as well as a decrease of deferred income tax of € 6.4 million.

Cash flows from operating activities. Net cash provided by operating activities amounted to € 155.5 million in fiscal year 2004, € 135.8 million in fiscal year 2003 and € 84.3 million in fiscal year 2002. The increase in fiscal year 2004 mainly reflects the significant increase in net income during the period, as well as an increase in accounts payable, net, which was more than offset by an increase in inventories, net, and an increase in accounts receivable, net, reflecting higher production volumes due to the positive trend in demand for passive electronic components.

Cash flows used in investing activities. Net cash used in investing activities consists mainly of capital expenditures. Net cash used in investing activities amounted to € 107.9 million in fiscal year 2004, € 91.0 million in fiscal year 2003 and € 129.7 million in fiscal year 2002. The increase of net cash used in investing activities in fiscal year 2004 was mainly due to a higher level of funds channeled into production capacity for new products, including piezo actuators and tantalum polymer capacitors, as well as for SAW filters in CSSP technology and for radio-frequency modules.

Cash flows from financing activities. In fiscal year 2004, net cash used by financing activities amounted to € 2.9 million, compared with net cash provided by financing activities of € 122.5 million in fiscal year 2003, which was mainly a result of the issuance of a convertible bond in July 2003. In fiscal year 2004, short-term borrowings increased by € 9.3 million, while long-term debt decreased by a net € 12.1 million during the year. In fiscal year 2002, net cash provided by financing activities amounted to € 41.9 million.

Contractual obligations

The following table gives you an overview of our contractual cash obligations for the periods shown:

		Payments due by period at September 30, 2004
Contractual cash obligations	Total	<1 year	1-3 years	4-5 years	>5 years
	(euro in thousands)
Long-term debt	217,523	24,778	43,385	23,607	125,753
Capital lease obligations	74	58	16	—	—
Operating lease obligations	68,398	17,048	26,507	10,300	14,543

Total contractual cash obligations	285,995	41,884	69,908	33,907	140,296

We did not have a material amount of other financial commitments during the periods shown.

Capital resources

As of September 30, 2004, we had cash and cash equivalents of € 238.4 million and short-term financial debt (including the current portion of long-term debt) of € 127.8 million. This amount included short-term borrowings of € 103.0 million and € 24.8 million of the current portion of long-term debt. The short-term borrowings consisted principally of unsecured bank loans and export financing. The export financing amounted to € 52.9 million at the end of fiscal year 2004 and bore interest at a rate of 1.85% in fiscal year 2004. Other short-term borrowings consisted of various working capital loans with various banks in currencies of the countries where we operate and had a weighted average interest rate of 5.28% in fiscal year 2004.

As of September 30, 2004, we had long-term debt in the amount of € 217.5 million, which bore interest at a weighted average rate of 2.79% in fiscal year 2004. This debt (including current installments) consisted of:

Principal amount	Euro equivalent	Interest rate	Maturity	Lender
(in millions)	(in millions)
€124.2	124.2	2.5%	2010	Convertible Bond
€40.0	40.0	4.2375%	2005 through 2009	KfW
€37.1	37.1	0.70-4.00%	2005 through 2010	Austrian banking syndicate and government institutions
€12.1	12.1	0%	2005 through 2008	Banco Portugal do Atlantico
INR 190.5	3.5	6.70%-7.25%	2004 through 2005	Citibank
BRL 1.7	0.5	14.75%	2008	Itaú
€0.1	0.1	0%	2005 through 2014	Bassin Adour

On July 16, 2003, the Company (as guarantor), through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of € 126.425 million at an interest rate of 2.5%. At September 30, 2004, deferred debt issuance costs were € 2.185 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of € 19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control, in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008, the

Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below € 20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003, EPCOS AG entered into a loan of € 40.0 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and will be repaid from March 31, 2005, in equal semi-annual installments. For further information on our long-term debt arrangements, see Note 8 to our Consolidated Financial Statements.

We have arranged approximately € 525.7 million in lines of credit as of September 30, 2004. These lines of credit include a syndicated facility for € 300 million led by Commerzbank. This credit facility was unused as of September 30, 2004. In November 2004, we arranged a new syndicated credit facility of € 250 million led by HSBC Trinkaus & Burkhardt, Royal Bank of Scotland, and Bayerische Hypo- und Vereinsbank. The new facility will expire in November 2009 and replaces the Commerzbank credit facility. In addition, we have negotiated a series of bilateral credit facilities with international and national banks for an aggregate of € 225.7 million, of which € 53.9 million was utilized at September 30, 2004. These facilities bear floating rates of interest based on interbank rates of interest plus margins ranging from 0.25% to 0.75%. We believe these facilities will enable us to meet our obligations as they come due.

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

Capital Expenditures

The following table sets forth our capital expenditures by segment for fiscal years 2004, 2003 and 2002:

	Fiscal year ended September 30,
	2004	2003	2002
	(euro in millions)
Capacitors	26.3	18.8	36.9
SAW components	41.5	37.0	40.0
Ceramic components	30.6	25.9	23.9
Ferrites and inductors	10.0	12.2	21.3

Capacitors. Capital expenditures for the capacitors segment increased to € 26.3 million in fiscal year 2004. These funds were mainly invested into machinery for new products, such as tantalum polymer capacitors, and expansion of production capacity for aluminum electrolytic capacitors at our plant in Gravataí, Brazil. In fiscal year 2003, capital expenditures amounted to € 18.8 million and were mainly channeled into the development of new capacitor technologies. In fiscal year 2002, capital expenditures were halved to € 36.9 million in comparison with fiscal year 2001. The fiscal year 2002 funds were mainly invested to complete the expansion of our production facility in Évora, Portugal. In addition, we invested in the development of new capacitors and in the start up and expansion of volume production of our tantalum polymer and tantalum multianode capacitors.

SAW components. Capital expenditures for the SAW components segment amounted to € 41.5 million in fiscal year 2004 and were primarily channeled into the expansion of production capacity for SAW filters in CSSP technology and for radio-frequency modules.

In fiscal year 2003, capital expenditures for the SAW components segment amounted to € 37.0 million. These funds were largely spent on new filter technologies and integrated radio-

frequency modules. Capital expenditures were reduced significantly to € 40.0 million for fiscal year 2002 compared with € 168.0 million for fiscal year 2001. Substantial completion of our new, low-cost manufacturing facilities in Singapore and Wuxi, China, close to local target markets, resulted in the significant decrease of capital expenditures.

Ceramic components. In fiscal year 2004, the major share of capital expenditures for the ceramic components in the amount of € 30.6 million was used to purchase production machinery and expand production capacity for piezo actuators. Capital expenditures for the ceramic components segment increased to € 25.9 million in fiscal year 2003. The major part of this amount was used for production of new piezo actuators and high-capacitance ceramic capacitors. Investment in the ceramic components segment amounted to € 23.9 million in fiscal year 2002, mainly for developing new products and implementing new streamlining measures.

Ferrites and inductors. In the ferrites and inductors segment, capital expenditures amounted to € 10.0 million in fiscal year 2004. These funds were mainly channeled into building up production capacity at locations in Asia and Eastern Europe. Investments in the ferrites and inductors segment were scaled back to € 12.2 million in fiscal year 2003, compared with € 21.3 million in fiscal year 2002. This amount was mainly devoted to the ongoing expansion of our plant in the Czech Republic. In fiscal year 2002, capital expenditures totaled € 21.3 million, which was mainly used for further expanding our plants in the Czech Republic and India.

Our budgeted investments are expected to be below depreciation in fiscal year 2005. In the coming years, we are planning further investments to develop our production capacity for polymer-based capacitors and for aluminum electrolytic capacitors in the capacitors segment. In ceramic components, we will emphasize investments for multilayer ceramics and piezo actuators. In the SAW components segment, we intend to invest in innovative filtering solutions such as film bulk acoustic wave resonators and multilayer ceramic module technologies. In the ferrites and inductors segment, the most important investments are planned for expanding production capacity at our production facilities in Asia and Eastern Europe.

We are also in the final stages of investing more than € 100 million over several years in an enterprise resource planning software package that we are implementing to improve our process management, logistics and administration. This project will be completed during the course of fiscal year 2005. Approximately € 90 million of this investment will be capitalized and amortized over the expected useful life of seven years of the investment. We have capitalized € 80.6 million of this amount as of September 30, 2004.

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements except for our operating leases, under which we lease manufacturing, sales and administrative facilities and various types of equipment. Rental expenses for operating leases amounted to € 23.6 million in fiscal year 2004, € 24.4 million in fiscal year 2003 and € 29.4 million in fiscal year 2002. Our operating leases include mainly the following items:

•	The lease for our German premises in the amount of € 10.5 million, which mainly includes lease payments for our production and sales facilities as well as the lease of our headquarters in the amount of € 8.7 million,

•	the lease of a facility in Austria from Siemens for the ceramic components segment. The lease has a term of 10 years and provides for annual lease payments of € 1.3 million,

•	the lease by our Austrian subsidiary of a factory building. This lease has a term of 15 years and provides for annual lease payments of € 2.2 million,

•	the lease of production equipment for microwave ceramics of our facility in Austria in the amount of € 0.3 million,

•	the lease of our production and sales facilities, and of production equipment, in France in the amount of € 1.3 million, including € 0.7 million in payments under leases for buildings leased from Siemens,

•	the lease of our production and sales facilities in the U.S. amounting to € 1.4 million, and

•	the lease for our facility in Singapore in the amount of € 2.2 million, mainly comprising lease payments for our buildings.

We have not issued any guarantees or other substantial commitments to third parties.

Effect of New Accounting Pronouncements

In June 2004, the EITF issued an agreement No. 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The Company estimates that the adoption of EITF No. 03-1 will have no material impact on the consolidated financial position or results of operations of the Company.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. The Company is currently evaluating the impact from the adoption of SFAS 123R.

First Quarter Results of Fiscal Year 2005 and Recent Developments

First quarter results (unaudited)

The following table provides key information about the results for the first quarter of fiscal year 2005 (October 1, 2004 to December 31, 2004) and for the first quarter of fiscal year 2004:

	Three months ended December 31,
	2005	2004
	(euro in millions, except share and per share data)
Consolidated statement of income data:
Net sales	288.7	330.8
Gross profit	49.7	67.6
Operating income	4.1	16.0
Income before income taxes and minority interest	(0.5)	10.7
Net income (loss)	(0.4)	9.7
Basic earnings per share	(0.01)	0.15
Basic weighted average number of shares	65,300,000	65,284,511
Diluted earnings per share*	(0.01)	0.14
Diluted weighted average number of shares*	65,300,000	71,889,447

Net sales by segment:
Capacitors	80.4	85.5
SAW components	95.7	116.2
Ceramic components	75.1	88.3
Ferrites and inductors	37.5	40.8
Less inter-segment sales	—	—

Total	288.7	330.8

Earnings (loss) before interest and taxes by segment (reconciled to net income):
Net income (loss)	(0.4)	9.7
Minority interest	0.0	0.1
Provision (benefit) for income taxes	(0.2)	0.9
Interest income	(0.4)	(0.9)
Interest expenses	2.4	2.6
EBIT	1.4	12.4
(as a percent of net sales)	0.5%	3.8%
thereof:
Capacitors	(3.8)	(4.0)
(as a percent of net sales)	(4.7)%	(4.7)%
SAW components	10.4	16.0
(as a percent of net sales)	10.9%	13.8%
Ceramic components	(3.0)	2.8
(as a percent of net sales)	(4.0)%	3.2%
Ferrites and inductors	(2.2)	(2.4)
(as a percent of net sales)	(5.9)%	(5.8)%

	Three months ended December 31,
	2005	2004
	(euro in millions, except share and per share data)
Capital expenditures by segment:
Capacitors	13.5	1.8
SAW components	7.8	4.4
Ceramic components	16.8	5.3
Ferrites and inductors	1.2	1.0
Eliminations	0.3	0.8

Total	39.6	13.3

*	For the first quarter of fiscal year 2005, 6,500,000 shares resulting from the convertible bonds were not considered because the inclusion would be antidilutive.

Our net sales decreased 12.7% from € 330.8 million in the three months ended December 31, 2003 to € 288.7 million in the three months ended December 31, 2004. Net sales in applications of mobile phones and consumer electronics and in components distribution declined significantly reflecting weak demand and inventory adjustments at our customers. Sales in automotive electronics remained stable on a year-to-year basis. Despite the severe decline in net sales, EBIT amounted to € 1.4 million in the first quarter of fiscal year 2005 compared with € 12.4 million in the first quarter of fiscal year 2004. Net income decreased from € 9.7 million in the first three months ended December 31, 2003 to minus € 0.4 million in the three months ended December 31, 2004 for the reasons described above. As a result, earnings per share (basic) over the three months ended December 31, 2004 were at minus 0.01 per share, compared with positive € 0.15 per share for the three months ended December 31, 2003.

Capacitors. In the capacitors segment, net sales in the first quarter of fiscal year 2005 decreased by 6.0% to € 80.4 million compared with € 85.5 million in the first quarter of fiscal year 2004 due to a distinct decline in the tantalum capacitors business and a slight decline in film capacitors. These negative effects could not be offset by the positive sales trend in aluminum electrolytic capacitors business for automotive and industrial electronics in particular. EBIT improved slightly to minus € 3.8 million in the first quarter of fiscal year 2005, compared with minus € 4.0 million in the first quarter of fiscal year 2004.

SAW components. In the SAW components segment, net sales decreased in the three months ended December 31, 2004 by 17.6% to € 95.7 million compared with € 116.2 million in the three months ended December 31, 2003. Despite the significant decline in net sales, EBIT was positive at € 10.4 million in the first quarter of fiscal year 2005 compared with € 16.0 million in the first quarter of fiscal year 2004. The decline in net sales reflects the slack demand in mobile communications and entertainment electronics products, which hit the SAW filters business in particular. This decline could not be offset by growth in radio-frequency modules for mobile phones. Net sales of SAW products for automotive electronics applications were fairly stable.

Ceramic components. Net sales in the ceramic components segment decreased by 15.0% from € 88.3 million in the first quarter of fiscal year 2004 to € 75.1 million in the first quarter of fiscal year 2005. As a result of declining sales, EBIT decreased from € 2.8 million in the first quarter of fiscal year 2004 to minus € 3.0 million in the first quarter of fiscal year 2005. The decline in sales particularly affected the ceramic capacitors business because this business faced extraordinarily adverse market conditions. In addition, we streamlined our portfolio of products in the ceramic capacitors business and discontinued certain existing projects which were not profitable. These decisions also had a negative effect on our net sales. While business in sensors and sensor systems for automotive electronics remained stable, net sales of sensors and sensor systems, taken as a whole, fell. Net sales of surge voltage arresters were on previous year’s level. Sales of piezo actuators for diesel injection systems increased noticeably. This increase is based on high-volume customer projects extending over several years.

Ferrites and inductors. In the ferrites and inductors segment, net sales declined by 8.1% from € 40.8 million in the three months ended December 31, 2003 to € 37.5 million in the three months ended December 31, 2004. Nevertheless, EBIT improved slightly from minus € 2.4 million in the first quarter of fiscal year 2004 to minus € 2.2 million in the first quarter of fiscal year 2005. While almost all product groups and industries served were affected by a decline in net sales, our business in EMC filters showed a positive development.

Recent developments

The business development in the first three months ended December 31, 2004 proved disappointing. Net sales as well as new orders have decreased compared with the previous quarter. This was largely determined by the following factors. Against a background of generally slack demand, inventory adjustments by EPCOS’ customers continued. Consequently, order quantities were reduced and delivery dates postponed. This had an adverse effect on EPCOS’ business with customers in the mobile phone industry, entertainment electronics and components distribution in particular. The continuing fall of the U.S. dollar provided a further negative impact.

The current economic background does not yet provide any indicators that demand for passive electronic components will significantly increase again in the near future. We are responding to the challenges of the market with strict cost and cash flow management. In fiscal year 2005, capital expenditures will be higher than in the previous year, but are expected to remain below depreciation. Most of our initial relocations to new production sites have been completed and production at these sites has started.

Against this background, we expect that net sales and EBIT for fiscal year 2005 as a whole will be lower than in the previous year.

Item 6. Directors, Senior Management and Employees

Board Practices

In accordance with the German Stock Corporation Act, EPCOS has a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards (except for a period of twelve months by delegation of a supervisory board member into the management board). The management board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the rules of procedure of the management board. It represents us in our dealings with third parties. The supervisory board appoints and removes the members of the management board and oversees the management of EPCOS but is not permitted to make management decisions. The supervisory board has determined a catalogue of major business decisions, which shall be implemented by the management board only upon the approval by the supervisory board.

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

Further principles of good corporate governance are included in the German Corporate Governance Code, which came into force with the Transparency and Disclosure Act (Transparenzund Publizitätsgesetz) in July 2002 and was last updated in May 2003 by a commission established by the German government. It includes recommendations and suggestions for the organization and functioning of the management and supervisory boards and for the cooperation between the two boards. The Transparency and Disclosure Act provides that German stock corporations are obliged to issue once a year a declaration regarding their compliance with the recommendations of the German Corporate Governance Code. For further information on the German Corporate Governance Code and our Declaration of Conformity dated December 13, 2004, see Item 10. “Additional Information – Articles of Association and Relevant Provisions of German Law.”

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

Supervisory Board

Our supervisory board consists of twelve members. Six were elected by our employees, including one by our management staff and six were elected or appointed by our shareholders. Until September 2, 2004, each of Siemens and Matsushita had the right under our Articles of Association to appoint one of the members who come up for appointment by our shareholders, provided Siemens and Matsushita held at least 10% of our shares at the time of such appointment. This right of each of Siemens and Matsushita expired on September 2, 2004. The member appointed by Matsushita withdrew from the supervisory board with effect from the end of the annual general meeting for fiscal year 2004. The term of the member appointed by Siemens is scheduled to expire at the end of the annual general meeting for fiscal year 2006. Except for the member appointed by Siemens, all other five shareholder representatives on the supervisory board were elected by the shareholders at our general meeting.

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

The supervisory board meets at least once during each quarter. In fiscal year 2004, the supervisory board met six times. Its main functions are:

•	to monitor the management of the Company;

•	to appoint our management board;

•	to represent the Company in dealing with the management board;

•	to enter into contracts with independent auditors on behalf of the Company;

•	to approve matters in areas that the supervisory board has made generally subject to its approval; and

•	to approve matters that the supervisory board decides on a case by case basis to make subject to its approval.

The members of the supervisory board are each elected for a maximum term of about five years. The term expires at the end of the shareholders general meeting in which the shareholders discharge the supervisory board member for the fourth fiscal year following the fiscal year in which he or she was elected. Our Articles of Association establish the compensation of the supervisory board members.

The following table sets forth, as of September 30, 2004, the names of the members of our supervisory board, their ages and principal occupations. The terms of office of all members of our supervisory board expired at the end of the annual general meeting for fiscal year 2004, which was held on February 16, 2005, except for Mr. Ischler, whose term will expire at the end of the annual general meeting for fiscal year 2006 if not removed earlier by Siemens according to its respective delegation right described above.

The members of our supervisory board, their ages and positions were as follows as of September 30, 2004:

Name	Age	Principal occupation and other business activities
Klaus Ziegler (Chairman)	69	Member of the Advisory Council of EPCOS do Brasil Ltda., Gravatai, Brazil

Dr. Jürgen Heraeus	68	Chairman of the Supervisory Boards of Heraeus Holding GmbH, mg technologies AG and Teutonia Zementwerk AG; Chairman of the Board of Directors of Argor-Heraeus S.A., Mendrisio, Switzerland; Member of the Supervisory Boards of Heidelberger Druckmaschinen AG and IKB Deutsche Industriebank AG

Peter Hoffmann* (Deputy Chairman)	42	Deputy Chairman of EPCOS AG Works Council, Heidenheim facility

Konrad Hollerieth*	59	Corporate Director, Sales Distribution, EPCOS AG

Burkhard Ischler	42	Managing Director, Corporate Finance Mergers & Acquisition, Siemens AG, Non-Executive Member of the Board of Directors of Demag Holding S.à.r.l., Luxembourg

Prof. Dr. Anton Kathrein (Deputy Chairman)	53	Managing Director and General Partner, KATHREIN-Werke KG; Chairman of the Supervisory Board of Erste Rosenheimer Privatbank AG

Hans Lux*	57	Deputy Chairman of EPCOS AG Works Council, Munich facility

Francis Oppenauer*	56	General Counsel of IG Metall, Munich; Member of the Representatives’ Assembly, BG Feinmechanik and Elektrotechnik; Member of the Management Committee, Labor Office, Munich

Werner Pietsch*	64	Corporate Director, Overseas Sales, EPCOS AG

Andreas Strobel*	51	First Authorized Representative, IG Metall, Heidenheim; Member of the Supervisory Board of Voith AG, Voith Paper Verwaltungs GmbH and Voith Turbo Beteiligungs GmbH

Werner Strohmayr	60	Member of the Management Board of Bayerische Landesbank; Chairman of the Supervisory Boards of Bürgerliches Brauhaus Ingolstadt AG, HUK-COBURG Leben AG and HUK-COBURG Krankenversicherung AG; Deputy Chairman of the Supervisory Boards of HUK-COBURG Allgemeine Versicherung AG; Member of the Supervisory Board of Deutsche Kreditbank AG and Software Design & Management AG

Kunihisa Tachiiri	59	Associate Director, Matsushita Electric Industrial Co., Ltd., Tokyo, Japan

*	Elected by employees.

The annual general meeting for fiscal year 2004 reelected Mr. Klaus Ziegler, Dr. Jürgen Heraeus and Prof. Dr. Anton Kathrein for an additional term of five years. Our employees reelected Mr. Peter Hoffmann, Mr. Francis Oppenauer and Mr. Andreas Strobel for the same term. In addition, our shareholders and our employees elected five new members. These new members, their ages and positions as of February 16, 2005 were as follows:

Name	Age	Principal occupation and other business activities
Dr. Wolf-Dieter Bopst	65	President of OSRAM GmbH, Member of the Supervisory Board of Radium Lampenwerk GmbH

Peter Geschka	55	Full Time Member of EPCOS AG Works Council, Munich facility

Joachim Reinhart	58	President & Chief Operating Officer of Panasonic Europe Ltd., UK; Executive Officer of Matsushita Electric Industrial Co. Ltd., Japan

Claus Ryschawy	45	Chairman of EPCOS AG Central Works Council; Chairman of EPCOS AG Works Council, Munich facility; Member of EPCOS European Employee Council

Winfried Wolff	54	Head of business unit RF-Chokes, EPCOS AG

The new supervisory board reelected Klaus Ziegler as chairman and Peter Hoffmann and Prof. Dr. Anton Kathrein as deputy chairmen of the supervisory board.

The supervisory board has formed an executive committee and a mediation committee, the latter of which is required by German law. In September 2002, the supervisory board formed an audit committee.

•	The executive committee is entitled to take urgent decisions on behalf of the supervisory board. Further, the executive committee assumes some of the responsibilities of the supervisory board, such as the conclusion of the employment agreements between the members of the management board and our corporation. It consists of the chairman, the first deputy chairman and the second deputy chairman of the supervisory board. The executive committee met two times in fiscal year 2004.

•	The sole function of the mediation committee is to act as a mediator between the shareholder representatives and the employee representatives on the supervisory board in finding a suitable candidate for the management board, in case a first candidate failed to get the necessary majority of votes on the supervisory board. The mediation committee consists of the chairman, the first deputy chairman and two further members of the supervisory board (Mr. Francis Oppenauer and Prof. Dr. Anton Kathrein) elected for the mediation committee. The mediation committee did not have to be convened in the fiscal year 2004.

•	The audit committee assumes some of the responsibilities of the supervisory board with respect to, among other things, the auditing of our books and financial statements. In particular, it has direct responsibility for the compensation and oversight of our auditors. The audit committee consists of the chairman of the supervisory board and two further members of the supervisory board (Mr. Oppenauer and Dr. Heraeus). The audit committee met six times in fiscal year 2004.

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

The members of our management board, their ages, positions and terms of appointment are as follows:

Name	Age	Current position	Term expires
Gerhard Pegam	43	Chief Executive Officer	July 30, 2009
Dr. Wilfried Backes	61	Chief Financial Officer	September 30, 2006
Josef Unterlass	55	Chief Operating Officer	March 31, 2006

Mr. Pegam was appointed August 4, 1999, Mr. Unterlass effective April 1, 2001 and Dr. Backes effective April 1, 2002. Effective March 31, 2003, Dr. Backes took the position as CFO.

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

Josef Unterlass served from 1996 to 2001 as Chief Executive Officer of EPCOS oHG, Deutschlandsberg, Austria. Prior to 1996, he was head of our business division for film capacitors in Málaga, Spain.

Compensation of Officers and Directors

The members of our supervisory board receive reimbursement of their actual out-of-pocket expenses and an annual payment. Pursuant to the Articles of Association, the members of the supervisory board receive fixed compensation plus an attendance fee for every meeting of the supervisory board or of a supervisory board committee attended during the period under review. Each member of the supervisory board was entitled to receive € 20,000 as fixed compensation for fiscal year 2004, with the chairman to receive € 40,000 and each deputy chairman € 30,000. Individual fixed compensation is calculated according to the period served as a member, chairman or deputy chairman of the supervisory board during the fiscal year. Total compensation, including reimbursement of expenses, paid to the members of our supervisory board amounted to € 391,000 in fiscal year 2004 compared with € 393,000 in fiscal year 2003. The following table shows an individualized breakdown of the compensation paid to members of our supervisory board in fiscal year 2004:

	Compensation
in €	Fixed	Attendance fees	Total
Klaus Ziegler	40,000	28,000	68,000
Dr. Jürgen Heraeus	20,000	10,000	30,000
Burkhard Ischler	20,000	5,000	25,000
Prof. Dr. Anton Kathrein	30,000	9,500	39,500
Werner Strohmayr	20,000	6,000	26,000
Kunihisa Tachiiri	20,000	5,000	25,000
Peter Hoffmann	30,000	11,000	41,000
Konrad Hollerieth	20,000	6,000	26,000
Hans Lux	20,000	6,000	26,000
Francis Oppenauer	20,000	12,000	32,000
Werner Pietsch	20,000	6,000	26,000
Andreas Strobel	20,000	6,000	26,000

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

The management board members are also granted options for shares of EPCOS AG under the EPCOS stock option plans as a variable component with a long-term incentive effect and risk elements. For further information, see “- Options to Purchase Securities from Registrant or Subsidiaries” below and Note 11 to our Consolidated Financial Statements.

The compensation package also includes a company pension and transitional payments, a company car, which may also be used privately, and business and personal liability, accident, disability and term life insurance cover. Total cash compensation paid to the management board amounted to € 2,632,000 in fiscal year 2004 (€ 2,544,000 in fiscal year 2003 (including Dr. Lüttge, the former CFO, who retired on March 31, 2003)). This amount was composed of fixed components (including social security contributions, leasing payments for company cars and the cash value of insurance cover) totaling € 987,000 in fiscal year 2004 (€ 1,066,000 in fiscal year 2003) and variable components totaling € 1,645,000 in fiscal year 2004 (€ 1,478,000 in fiscal year 2003). In addition, a total of 39,000 stock options were granted. The weighted average fair value on the date of issue amounted to € 7.76 per option.

An individualized breakdown of management board compensation is given in the following table (rounded to thousands of euros):

	Cash compensation			Stock options
in €	Fixed	Variable	Total	Number	Exercise price
Gerhard Pegam	358,000	607,000	965,000	20,000	21.76
Wilfried Backes, Dr.	342,000	564,000	906,000	—	—
Josef Unterlass	287,000	474,000	761,000	19,000	21.76

Pensions for our former members of the management board and their surviving dependents are being paid by Siemens AG or have already been settled. Our accruals for pensions and transitional payments for the active members of the management board amounted to approximately € 3.5 million as of September 30, 2004.

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

The first option grant under the 1999 SOP was made in October 1999 in connection with our initial public offering; additional option grants have been made since then. The following table sets forth the terms of our currently outstanding options under the 1999 SOP:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date	Expiration date
October 1999	158,000	150,250	35.65	October 15, 2001	October 16, 2006
November 2000	394,500	375,500	105.04	November 30, 2002	November 29, 2007
February 2001	60,000	60,000	90.90	February 23, 2003	February 22, 2008
November 2001	463,500	437,000	64.11	November 28, 2003	November 27, 2008
November 2002	698,500	670,000	15.23	November 22, 2004	November 23, 2009
December 2003	495,000	473,500	21.76	December 12, 2005	December 13, 2010

*	Neither expired nor exercised.

As of February 16, 2005, members of our management board together held options to purchase a total of 315,000 shares under the 1999 SOP, while members of our supervisory board (not including those new members who joined the supervisory board on February 16, 2005) held options to purchase a total of 178,000 shares under the 1999 SOP.

To date, a total of 2,269,500 options have been granted under the 1999 SOP. On February 11, 2004, the 1999 SOP was terminated pursuant to a resolution adopted by the Annual General Meeting of EPCOS AG. No further options will be issued under this plan.

At the same Annual General Meeting, a new stock option plan (the “2004 SOP”) was adopted, which basically has the same key terms as the 1999 SOP: Under the 2004 SOP, the Company is authorized to distribute non-transferable options exercisable for up to 2,480,000 shares to members of our management board, directors of subsidiaries and affiliates and other eligible employees over a three-year period. In connection with the 2004 SOP, our shareholders approved an additional capital increase in the form of conditional capital 2004 II in an amount not to exceed € 2,480,000. Instead of shares issued from this conditional capital 2004 II, holders of options may, at the discretion of the Company, also be granted treasury shares or paid cash settlements.

During the three-year period, decisions about the grant of options may be taken within a period of three months after the annual results for each fiscal year have been published. The supervisory board may decide how many options to grant to the management board and the management board may decide how many options to grant to other eligible employees of the EPCOS Group. The exercise price for options distributed pursuant to the 2004 SOP is 115% of the average opening market price of our shares on the German Xetra system during the five-day trading period immediately before the option issuance date. Holders of options may exercise them during the five-year period starting after the expiration of a vesting period but only within fixed time periods following publication of our quarterly or annual results. The vesting period begins one week after the grant date and runs for at least two years. In the event of extraordinary, unforeseen developments, the supervisory board and management board are authorized to introduce a cap on possible gains from stock options.

The first option grant under the 2004 SOP was made in December 2004. The following table sets forth the terms of our currently outstanding options under the 2004 SOP:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date	Expiration date
December 2004	340,000	340,000	13.74	December 21, 2006	December 20, 2011

*	Neither expired nor exercised.

As of February 16, 2005, members of our management board together held options to purchase a total of 115,000 shares under the 2004 SOP, while members of our supervisory board (not including those new members who joined the supervisory board on February 16, 2005) held no options under the 2004 SOP.

For further information on our stock option plans, see Note 11 to Our Consolidated Financial Statements.

Employees

As of September 30, 2004, we had 15,587 employees worldwide (compared with 13,283 as of September 30, 2003 and 13,069 as of September 30, 2002). The increase in fiscal year 2004 was attributable to headcount rise in low-labor-cost countries, which was partially offset by headcount reductions in high-labor-cost countries made in response to market conditions, mainly in Germany. Approximately 14% of our employees work in Germany.

The following table shows a breakdown of our employees by business segments and region as of the dates indicated. It does not include employees in our Munich headquarters or our Singapore and Iselin, New Jersey sales offices.

	As of September 30,
	2004	2003	2002
Employees by business segment
Capacitors	4,143	3,594	3,681
SAW components	2,204	2,231	2,519
Ceramic components	2,828	2,701	2,527
Ferrites and inductors	5,699	4,036	3,605

	As of September 30,
	2004	2003	2002
Employees by regions
Asia	7,206	5,333	4,626
Europe without Germany	4,504	4,222	4,355
Germany	2,188	2,295	2,703
Americas	1,689	1,433	1,385

We believe that a significant portion of our employees belong to an organized labor union. We have experienced no significant work stoppages in recent years, and we consider our employee relations to be very good.

In the fiscal years 2000 through 2002, we adopted employee share purchase plans, under which German employees depending on their function could purchase a number of shares determined annually at a certain discount. These plans did not extend into the United States. During fiscal year 2002, we repurchased 25,000 of our common shares in preparation for another offer to our employees in fiscal year 2003, but in October 2002, the management board decided not to offer an employee share purchase plan so that no shares were sold to employees in the fiscal years 2003 and 2004 or thereafter. There was no compensation expense recorded under the plans in the fiscal years 2003 and 2004, while it amounted to € 0.313 million in the fiscal year 2002. We describe the repurchase of our own shares for these purposes under Item 10. “Additional Information – Articles of Association”. In accordance with German law, we sold the 25,000 repurchased shares into the market outside the United States in November 2003. The amount of € 0.392 million, by which the sales price was below the purchase price, was booked as a reduction in the additional paid-in capital.

Share Ownership

No member of our management board or our supervisory board individually holds shares or options representing 1% or more of our shares outstanding. As of February 16, 2005, as a group,

members of our management board held 1,171 shares and 430,000 options for shares, representing 0.66% of our nominal share capital, and members of our supervisory board, as a group (not including those new members who joined the supervisory board on February 16, 2005), held 15,611 shares and 178,000 options for shares, representing 0.30% of our nominal share capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the current beneficial ownership of our company’s share capital by the principal shareholders (each person or entity who owns beneficially 5% or more of our shares):

Identity of person or group	Title of class	Amount owned		Percent owned
Siemens AG	Ordinary shares, no par value, notional value €1	8,162,501		12.5%
Matsushita Electronic Components (Europe) GmbH	Ordinary shares, no par value, notional value €1	8,162,501		12.5%
AXA S.A.	Ordinary shares, no par value, notional value €1	3,291,120	**	5.04%*

*	According to notification sent by AXA S.A. to us and to the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in October 2004. For details see below under “Other Major Shareholders”.
**	Amount calculated from the percentages notified by AXA S.A.

Shareholders’ agreement between Siemens and Matsushita

Our shareholders Siemens AG and Matsushita Electronic Components (Europe) GmbH (in the case of Matsushita Electronic Components (Europe) GmbH, together with its parent companies) were parties to a shareholders’ agreement dated June 29, 1999 with a term to June 30, 2004. In this shareholders’ agreement, the parties had agreed to exercise their voting rights in such a way that they preserve their collective influence and jointly and consistently exercise their rights and obligations under the agreement with respect to us. They had also agreed to hold a pre-meeting at least once each year and at least three weeks before any ordinary or extraordinary meetings of our shareholders. If Siemens and Matsushita were unable to agree on how they would vote at the shareholders’ meeting, they were free to vote as they considered appropriate.

Under the shareholders’ agreement, each of Siemens and Matsushita had agreed to maintain its EPCOS AG shareholdings within a band of 12.5% (plus one share) and 20% of our issued share capital as of the completion of our 1999 initial public offering, including the sale of shares pursuant to the over-allotment option. However, their aim was to keep their shareholdings closer to 12.5% (plus one share) each than to 20%.

Both Siemens and Matsushita were allowed to sell or acquire our shares, so long as they continued to hold shares in us within the agreed band pursuant to the shareholders’ agreement. Under the shareholders’ agreement, if either of them proposed to make such a sale, however, it had to first offer those shares to the other. Neither Siemens nor Matsushita were allowed, without the prior written consent of the other, to sell, transfer, grant an option or interest in or otherwise dispose of their shares in such a way that their holdings fell outside the agreed band. The shareholders’ agreement also prevented each of them from entering an agreement with respect to the voting interests in their shares without the prior written consent of the other. Siemens or Matsushita was allowed, however, to:

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

If both Siemens and Matsushita were granted rights to subscribe for new shares and one of them decided not to fully exercise its rights, it had to offer the subscription rights it does not intend to exercise to the other so long as the other intended to fully exercise its own subscription rights.

Siemens and Matsushita had also agreed that the existing arrangements under which Matsushita Electronic Components Co., Ltd. sells, markets or distributes our products to Matsushita and its group companies and under which we sell, market and distribute Matsushita’s products shall remain in effect, with such amendments as may be necessary and as we and they shall agree upon. Under the shareholders’ agreement, Siemens and Matsushita had also agreed to transact all business with us on an arms’ length basis.

Siemens and Matsushita together hold just over 25% of our shares. Should they vote their shares together, they would be in a position to block shareholder action on a variety of matters including the exclusion of preemptive rights in a capital increase, or any capital decrease, merger, consolidation, spin-off or sale or other transfer of all or substantially all of our assets, a change in our corporate form or our business purpose or the dissolution of EPCOS.

Other Major Shareholders

AXA S.A. On October 21, 2004, AXA S.A. notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of October 11, 2004, an amount of our ordinary shares representing 5.04% of our share capital. According to the notification, beneficial ownership over these shares is shared between various AXA group entities including Alliance Capital Management L.P. and other subsidiaries of AXA S.A. In the financial markets, AXA is positioned as a global leader in Financial Protection and is the world’s second largest insurance company.

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

We are parties to agency and distributorship agreements with 11 Siemens affiliates in various territories worldwide as of September 30, 2004. Each such Siemens agent or distributor has non-exclusive rights to solicit and mediate sales in its respective assigned territory. We agree separately with most agents and distributors on sales margins for our products in their territory for sales made for their own accounts. We decide whether commission-based sales may take place. We determine commissions on a case-by-case basis for our agents. These commissions are based on the agent’s contribution, the nature and volume of the transaction and the price realized. In fiscal year 2004, we paid sales commissions in the amount of € 9.7 million to Siemens. For further information on agreements with Siemens, see Item 10. “Additional Information — Material Contracts” and Note 9 to our Consolidated Financial Statements.

We have also entered into a number of intellectual property licensing and development agreements with Matsushita Electronic Components Co., Ltd.. These include a license agreement entered into in fiscal year 2000 on certain know-how of Matsushita relating to tantalum capacitors, for which we have agreed to make specified lump-sum payments and pay specified licensing fees. A license agreement with Matsushita on know-how relating to ultra capacitors made in fiscal year 2001 was terminated later by common consent. In fiscal year 2002 we entered into a know-how cross-license agreement that grants to us and to Matsushita non-exclusive and non-transferable licenses for reciprocal use of certain know-how relating to the production of surface acoustic wave components. These mutual licenses are not royalty bearing. As of June 1, 2002 and as of November 20, 2003 we entered into two development agreements with Matsushita regarding certain SAW devices. We do not believe that any of these agreements are material either to us or to Matsushita. In connection with these agreements, we had total expenses, consisting of payments and amortization, to Matsushita Electronic Components Co., Ltd. in the amount of € 15.2 million in fiscal year 2004. For further information on agreements with Matsushita, such as in particular the patent cross license agreement with Matsushita Electric Industrial Co., Ltd. and the frame agreements on technical cooperation with Matsushita Electronic Components Co., Ltd. as well as with Matsushita Electric Industrial Co., Ltd., which were renewed and extended with effect from June 30, 2004, see Item 10. “Additional Information — Material Contracts.”

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See Item 3. “Key Information” as well as Item 18. “Financial Statements”, pages F-1 through F-51.

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

We are not aware of any significant liabilities for environmental matters. We have, however, incurred significant expenditures to comply with environmental regulations. Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events, and those expenditures could adversely affect our business or financial condition.

In addition, we expect to incur significant environmental capital expenditures over the next several years. One area of these environmental capital expenditures could involve costs associated with the EU’s directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment as well as the related adoption of national legislation. As a component producer, we are not affected by the obligation to collect, recover and dispose of end-of-life equipment imposed by these directives on electrical and electronic equipment producers. We are affected significantly only by the ban on lead (subject to exceptions for certain applications) required by these directives, which is to be implemented by the member states of the European Union by July 1, 2006. We still use lead-based solder in the production of certain lines of our passive components, but we have developed alternatives enabling us to comply with the EU directives. More than 90% of our products are already being offered lead-free within the meaning of the relevant EU directives and in a form suitable for lead-free soldering processes. Although environmental considerations such as energy and materials consumption and reduction of emissions make us spend more on improvements and expansions of our facilities than might otherwise be necessary if regulations were less stringent, only minimal amounts of our investments are solely related to environmental compliance. However, additional investments for environmental compliance could, either individually or in the aggregate, adversely affect our business or financial condition.

Dividend Policy

We expect to reinvest most of our earnings in the next few years to finance our continued growth. The level of dividends in each year will depend on general business conditions, our current and expected future financial performance, our funding requirements and other relevant factors. We will pay any dividends on our shares in euro. We have not paid any dividend in respect of the fiscal years 2004, 2003, 2002 and 2001.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2004, the distributable amount was € 46.392 million. As of September 30, 2003, the distributable amount was € 6.234 million. As of September 30, 2002, this amount was negative (€ 32.465 million), therefore a distribution of dividends was not possible in respect of fiscal year 2002.

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

The Frankfurt Stock Exchange can suspend a quotation if orderly stock exchange trading is temporarily threatened or if a suspension appears necessary in order to protect the public interest. The Hessian Stock Exchange Supervisory Authority, and the Trading Monitors of the Frankfurt Stock Exchange, which are under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange. The Federal Financial Services Authority, an independent federal authority, is responsible for generally supervising securities trading pursuant to the provisions of the German Securities Trading Act. Based on a reform that came into effect end of October 2004, its powers under the German Securities Trading Act were significantly enlarged and now also include the right to suspend a quotation under certain circumstances.

The table below sets forth, for the periods indicated, reported closing high and low quoted prices for our ordinary shares on the Frankfurt Stock Exchange:

Frankfurt Stock Exchange*

	High	Low
	(in euro)
Monthly:
September 2004	12.81	11.99
October 2004	13.35	11.79
November 2004	12.39	11.62
December 2004	12.28	10.98
January 2005	11.45	9.36
February 2005	10.96	9.50

Quarterly:
October through December 2002	17.83	5.66
January through March 2003	13.55	9.12
April through June 2003	14.41	10.50
July through September 2003	17.34	10.87

October through December 2003	19.80	14.32
January through March 2004	22.63	16.82
April through June 2004	19.69	15.24
July through September 2004	17.13	11.20
October through December 2004	13.35	10.98

Yearly:
Financial year ended September 30, 2000 (from October 15, 1999)	173.00	34.40
Financial year ended September 30, 2001	103.60	32.20
Financial year ended September 30, 2002	62.98	7.19
Financial year ended September 30, 2003	17.83	5.66
Financial year ended September 30, 2004	22.63	11.20

*	Source: Xetra, Deutsche Börse AG

On March 11, 2005 the closing sales price per ordinary share on the Frankfurt Stock Exchange was € 11.11, as reported by Deutsche Börse AG.

Trading on the New York Stock Exchange

As of March 10, 2005, 458,128 of our American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 458,128 of our ordinary shares or approximately 0.7% of our outstanding share capital, and there were 550 beneficial holders and 22 holders of record of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ADRs on the New York Stock Exchange:

New York Stock Exchange*

	High	Low
	(in U.S. dollar)
Monthly:
September 2004	15.83	14.72
October 2004	16.38	15.09
November 2004	16.18	15.14
December 2004	16.43	14.78
January 2005	15.11	12.06
February 2005	14.60	12.32

Quarterly:
October through December 2002	17.30	5.70
January through March 2003	14.15	9.87
April through June 2003	16.40	12.22
July through September 2003	19.02	12.52

October through December 2003	23.68	16.70
January through March 2004	28.09	20.45
April through June 2004	23.94	18.22
July through September 2004	20.83	13.76
October through December 2004	16.38	14.78

Yearly:
Financial year ended September 30, 2000 (from October 15, 1999)	177.00	36.94
Financial year ended September 30, 2001	102.50	29.55
Financial year ended September 30, 2002	55.70	7.80
Financial year ended September 30, 2003	19.02	5.70
Financial year ended September 30, 2004	28.09	13.76

*	Source: Dow Jones & Company, Inc.

On March 11, 2005, the closing sales price per ADR on the New York Stock Exchange was $ 14.90, as reported by Dow Jones & Company, Inc.

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

In July 2002, the German Securities Trading Act was amended to require the reporting of certain directors’ dealings. These requirements have been extended in October 2004 by the Investor Protection Improvement Act (Gesetz zur Verbesserung des Anlegerschutzes). Persons having regular access to insider information and being entrusted with the direction of an issuer whose securities are admitted to trading on a domestic stock exchange, such as in particular members of the management and supervisory boards of the issuer, have to notify both the issuer and the German Federal Financial Services Authority of acquisitions and sales of shares of the issuer or of other financial instruments relating to the issuer or its shares. This obligation also applies to certain relatives of the persons concerned, such as their spouses and dependent children, as well as certain companies and institutions affiliated with them. As a de-minimis exception, transactions are exempted from the notification obligations if the total value of all relevant transactions of one of these persons and its relatives and affiliates within one calendar year does not exceed € 5,000. In addition, the issuer has to publish on its website all notifications it has received for at least a period of one month. We have not received any such notification in fiscal year 2004.

Authorized and contingent capital and issuance of convertible bond

As resolved at the annual general meeting of shareholders on February 11, 2004, our management board is authorized, with the approval of the supervisory board, to increase, once or in partial amounts, in the period until February 10, 2009, the registered share capital by a total of up to € 13,020,000 by issuing new ordinary registered no-par shares against cash or in-kind contributions (authorized capital 2004). The shareholders are principally entitled to preemptive rights, however, under certain conditions, as determined in the Articles of Association, the Management board is authorized to exclude such preemptive rights with consent of the supervisory board. The formerly existing authorized capital was cancelled. For a description of our contingent capital increase, see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrants or Subsidiaries.”

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

Repurchase of our own shares

We may not acquire our own shares unless authorized by a resolution duly adopted at the shareholder meeting or in other limited circumstances set forth in the German Stock Corporation Act, such as for the purpose of offering those treasury shares to employees. The shareholders’ authorization to repurchase shares may extend for a period of no more than 18 months. The German Stock Corporation Act generally limits share repurchases to 10% of our nominal share capital. Additional limitations (e.g. regarding the daily volume repurchased) and certain disclosure requirements (prior to and after the repurchase) resulting from European law must be observed in order to benefit from a safe harbor that ensures that the repurchase cannot constitute market manipulation. Any resale of repurchased shares must be effected on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. Shares that are repurchased may be reissued without preemptive rights and without shareholder approval as long as they are used for the acquisition of a business or participation in a business.

In fiscal year 2002, we repurchased 51,410 shares at an average purchase price of € 40.10 per share and reissued 26,416 shares to our employees. The repurchase took place pursuant to a stock buy back program in order to offer discounted shares to our employees as described under Item 6. “Directors, Senior Management and Employees.” As of September 30, 2003, we held 25,000 shares in preparation for such an offer to our employees for fiscal year 2003, but in October 2003, the management board decided to stop the employee share purchase plans so that we do not plan to offer an employee share purchase plan for fiscal year 2004 and the years thereafter. In accordance with German law, we sold these shares into the market outside the United States in November 2003. We did not repurchase additional shares in fiscal years 2004 and 2003.

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

Although the CGC does not have the force of law and compliance with the recommendations and suggestions set forth in the CGC is voluntary, Section 161 of the German Stock Corporation Act requires that the management board and the supervisory board of a covered company declare annually either that the company has complied, and will continue to comply, with the recommendations set forth in the CGC or, alternatively, which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” system). There is no similar requirement to issue a declaration with respect to the suggestions contained in the CGC. On December 13, 2004, our management board and supervisory board issued the revised, annual declaration of conformity stating that we have been, since the last declaration of conformity issued on December 10, 2003, and are in compliance with all of the recommendations set forth in the CGC, with the following exceptions (see Exhibit 15 to this annual report for a copy of this declaration):

(i)	The supervisory board made an exception from its decision not to nominate candidates to the supervisory board who would exceed the age of 71 at the end of their term in office given the unique knowledge and experience of Mr. Klaus Ziegler and Dr. Juergen Heraeus. Based on the supervisory board’s proposal, the annual general meeting on February 16, 2005 elected Mr. Klaus Ziegler and Dr. Juergen Heraeus, who are 70 and 68 years old respectively, to the supervisory board. Furthermore, the supervisory board proposed, and the annual shareholders meeting followed the proposal, to elect Mr. Joachim Reinhart to the supervisory board. Even though Mr. Reinhart belongs to the executive management of Matsushita, one of our competitors, we believe that his representation on the board will not give rise to issues of conflicts of interest and that the outstanding qualifications of Mr. Reinhart will be very valuable to us. Should against our expectation any conflict of interest arise with respect to Mr. Reinhart in isolated circumstances, any such conflict can be avoided if he does not take part in the relevant supervisory board consultations or abstains from voting on relevant decisions.

(ii)	Our directors’ and officers’ liability insurance policies for the members of our management and supervisory board do not provide for any deductibles. By waiving any deductibles, we recognize that a deductible is not common outside of Germany and that our senior management below the board level, both in and outside of Germany, is covered by a group insurance policy without deductible, which would mean a different treatment of management board members and other high-level personnel.

(iii)	Compensation of the members of the supervisory board does not contain any variable component linked to the Company’s success. This exception is intended to avoid any conflicts of interest with the supervisory board’s monitoring functions by aligning the compensation to the company’s performance.

(iv)	The stock option plan approved by the Annual General Meeting on February 11, 2004 is not based on comparative parameters, as for example, performance of stock indices or achievement of a specified share price since, in our view, it would be impossible for EPCOS to objectively define a relative performance target based on a comparative index given that no index for the passive electronic components industry is available on the market and an independent attempt to compile an industry index suitable for comparison would not work due to the small number of listed competitors.

In addition, the 1999 SOP did not include a possibility for the limitation (cap) for extraordinary, unforeseen developments in connection with stock options granted to the management board as provided for in the current CGC. However, the 2004 SOP approved by the annual general meeting on February 11, 2004, expressly authorizes the supervisory board to introduce a cap corresponding to the CGC’s recommendation. The supervisory board made use of this authorization when it issued stock options based on the 2004 SOP to members of the management board in December 2004.

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

Composition of Board of Directors; Independence; Conflicts of Interest

The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence, including employment of the director by the company, or employment of an immediate family member of the director, as an executive officer by the company. The listing standards do not specifically deal with the avoidance of conflicts of interest and related party transactions. These matters are typically governed by the laws of the state in which the listed company is incorporated. Moreover, the absence of such rules reflects the NYSE’s belief that the oversight of related party transactions is best left to the company’s discretion.

Although German law does not explicitly require that the management or supervisory board members of a German company must be independent, a certain degree of independence of the supervisory board members is assured by the fact that, subject to a limited exception currently not applicable to us, no person may concurrently serve on the management board and the supervisory board of the same company. See Item 6. “Directors, Senior Management and Employees —Overview” and “—Supervisory Board” for more information on our practice. In addition, the CGC recommends that proposals for the election of supervisory board members of covered companies, such as ourselves, make sure that, at any time, the supervisory board as a whole is composed of members who are “sufficiently independent”. Under the German rules of co-determination as applicable to us, four out of the six employee representatives on our supervisory board are employees of us or one of our domestic subsidiaries.

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

Committees

Overview. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. In addition, the NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies.

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

In addition, the CGC recommends that covered companies, such as ourselves, form additional committees at the supervisory board level depending on, among other things, the number of supervisory board members. Specifically, the CGC recommends that covered companies, such as ourselves, should have an audit committee. In addition, it suggests that specific discussion topics, such as the company’s strategy, the remuneration of the members of the management board and investment and financing questions, should be delegated to committees.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements, will also apply to non-U.S. listed companies, such as ourselves. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies have an audit committee.

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

One structural difference between the legal status of the audit committee of a U.S. listed company and that of a German company concerns the degree of the committee’s involvement in managing the relationship between the company and its auditor. While the NYSE listing standards require that the audit committee of a U.S. listed company must have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, under German law, this responsibility is shared between the shareholders’ meeting and the supervisory board. The shareholders’ meeting is responsible for electing the auditor (in doing so, it may rely on proposals submitted to it by the supervisory board and, if an audit committee exists, the audit committee). The supervisory board, in turn, is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement on a day-to-day basis. The auditor can be dismissed only through a special court proceeding.

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

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under German law or the CGC. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including ourselves, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For information on the code of ethics adopted by EPCOS pursuant to applicable SEC rules, see Item 16. “Code of Ethics.”

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

In connection with our transition as an independent company, we were parties to a series of service agreements with Siemens group companies under which they provided us with a broad range of personnel and administrative services. Under these agreements, various Siemens group companies administered our pension plans and part of our personnel accounting systems and information management systems. They also provided us with library and information services, personnel training and educational programs, as well as purchasing, procurement, sourcing, transportation, logistics, IT services and travel management and export related services. In addition, they provided us with public relations related services, as well as expatriate personnel and leased vehicle fleet services. Most of these services were provided under similar terms to those we enjoyed before the reorganization. We have replaced some of these services and functions with services from third parties or by establishing these functions internally. The Siemens group continues to provide us with some of these services under new contracts. The overall cost to us of these services and functions that Siemens used to provide has not increased to any significant extent as a result of our separation from the Siemens group.

We lease a number of properties from Siemens subsidiaries, including our corporate headquarters building in Munich, our facilities in Berlin and Bordeaux, our North American sales division facilities in Iselin, New Jersey and our Latin American sales force facilities in São Paolo, Brazil. We lease our corporate headquarters in Munich from a Siemens subsidiary. We can terminate our lease after September 30, 2004, on twelve months’ notice. Otherwise, the lease will automatically be extended for successive one-year periods until September 30, 2009. Either party can terminate the lease for our Berlin facility on twelve months’ notice after September 30, 2002.

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

Agreements with Matsushita

We are party to a cross license agreement with Matsushita Electric Industrial Co., Ltd. in which we have given each other non-exclusive, non-transferable, world-wide licenses to our respective patents relating to our major product families. The licenses that we have granted each other under this agreement originally run until 2009 and, based on a renewal of this agreement entered into with effect from June 30, 2004, now run until 2014 and cover both patents existing at the time of the agreement and any patents under which we or Matsushita gain rights until the expiration of the agreement. We pay Matsushita an annual fee under this agreement. The agreement may be renewed again after it expires in 2014. If we cannot agree on the terms of a renewal before this date, it will automatically be renewed for one more year.

We have also agreed with Matsushita Electronic Components Co., Ltd. as well as with Matsushita Electric Industrial Co., Ltd. that we will, to the extent we and Matsushita each think it commercially feasible and beneficial, exchange technology, provide each other with technical assistance, grant each other technical know-how licenses and jointly develop structures, materials, manufacturing processes, software and applications of certain electronic components and subassemblies. Under these agreements, each of us may provide the other with technical information. We may then enter into a technical assistance and/or joint development project by negotiating any applicable royalties, license fees and other terms and conditions. We will share ownership of any intellectual property that we create jointly under these agreements and each have a non-exclusive right to use and to grant non-exclusive licenses to the joint intellectual property. With effect from June 30, 2004, we entered into amended agreements which provide for an automatic extension of each of these agreements by one year as long as neither party gives due notice.

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

Exchange Controls and Other Limitations Affecting Security Holders

At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban, and certain other countries and individuals subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU.

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

Taxation of the Company in Germany

German corporations are subject to corporate income tax at a rate of 25% plus a solidarity surcharge of 5.5% on the net assessed corporate income tax. In the aggregate, the corporate income tax and the solidarity surcharge amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002 from 25% to 26.5% for the fiscal year 2003 only (plus a solidarity surcharge of 5.5%) in order to help support victims of this year’s flood in Germany. The increased rate of 27.958% applied to EPCOS for its fiscal year beginning October 2002 and ending September 30, 2003.

In addition, German corporations are subject to profit-related trade tax on income. The exact amount of the trade tax varies with the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Beginning in fiscal year 2004, the deduction for a taxable loss carryforward of an amount exceeding € 1.0 million is limited to 60% of the taxable income for the fiscal year. Unused loss carryforwards can be carried forward indefinitely, and subject to 60% limitation referred to in the preceding sentence, may offset future taxable income.

Taxation of dividends

For dividend distributions paid by EPCOS attributable to its fiscal years ending on or after September 30, 2002, a tax credit is no longer available to German tax payers with respect to dividends. To avoid multiple levels of taxation in a corporate chain, the German tax law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. Commencing with fiscal year 2004, 5% of such dividends are considered as nondeductible expenses. German resident individuals include 50% of the dividends received in their taxable income. Certain transition rules apply in connection with the change from the corporate income tax credit system to the current system.

Imposition of withholding tax

German withholding tax is imposed at a rate of 20% for dividend distributions made by EPCOS attributable to fiscal years beginning on or after October 1, 2001 plus a solidarity surcharge of 5.5% on the withholding tax. The aggregate withholding tax rate with respect to dividends is thus 21.1% of the declared dividend.

For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for distributions made by EPCOS attributable to fiscal years beginning on or after October 1, 2001. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany; http: //www.bff-online.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

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

Refund procedure for eligible U.S. Shareholders

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

Capital gains

Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the 5-year period immediately preceding the disposition. In computing the relevant portion of a Non-German Holder’s shareholding, shareholdings already existing prior to the effective date of the German Tax Reduction Act 2000 are also taken into account. Pursuant to the German Tax Reduction Act 2000, capital gains from the sale of shares received by a corporation are tax exempted under German domestic law. In general, according to the new participation exemption rules, 5% of the capital gain is considered as nondeductible expenses.

Eligible U.S. holders are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares of ADSs.

Inheritance and gift tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a holder at death or by way of gift only if

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

The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the Inheritances and Gifts Tax Treaty between the United States and Germany dated December 3, 1980).

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

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or JP Morgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 will generally be “passive income” or “financial services income,” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income that, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

EPCOS believes that its shares and ADSs should not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If EPCOS were to be treated as a PFIC, unless you are a U.S. holder that elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Interest Rate Risks

During fiscal year 2003 and fiscal year 2004, changes in interest rates did not have a material impact on our results of operations, capital resources or liquidity. The syndicated credit facility of € 300 million, provided by eleven international banks, was not used at the end of fiscal year 2004. It is thus available in full and, in any event, does not provide for an interest rate risk above market standard. The convertible bond we issued in fiscal year 2003 carries a fixed rate and therefore reduces overall interest rate risk. For further information on our liquidity risks, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Liquid assets available within our group are invested in the money market to ensure our solvency at all times.

In the current fiscal year 2005, we are continuing to invest parts of our liquid assets in certain securities, which do not carry any material price risk and may be sold any time.

In the current fiscal year 2005, we also have renewed our syndicated credit facility with a facility amount of € 250 million. The facility is provided by twelve international banks.

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

Foreign exchange risks arising from our global business activities are constantly recorded and monitored by our central foreign exchange management system. Our policy with respect to limiting short-term foreign currency exposure is to enter into forward exchange contracts or options. We calculate our net exposure to include all revenues and expenses in foreign currencies for actual orders received or made and all other planned revenues and expenses in foreign currencies during the next three months. We use mainly foreign currency forward contracts to reduce our exposure to foreign currency risk. The term of these contracts is generally under one year. The positions are generally recorded on a marked-to-market basis.

Hedging is executed in permanent consultation with our management board. We have implemented a value-at-risk model to monitor risks resulting from foreign exchange risks outstanding. The following table indicates the strain that a 15% upward revaluation of the euro in 2005 would impose in connection with foreign exchange contracts concluded up to February 28, 2005:

Sensitivity to exchange rates in 2005

(euro in million)

	U.S. $	Yen	Singapore dollar
Net foreign exchange exposure	109	(71)	(24)
Result of 15% revaluation of the euro*	(14)	9	3

*	Impact on net cash flow adjusted for forward foreign exchange contracts.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures. EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management. In evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the CEO and CFO concluded that EPCOS’ disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There has not been any change in our internal control over financial reporting during fiscal year 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table shows, in respect of each of the last two fiscal years, information concerning the fees billed for professional services rendered by KPMG, EPCOS’ principal accountant.

	Fiscal year ended September 30,
	2004	2003
	(euro in millions)
Audit Fees	1.0	1.0
Audit-Related Fees	0.1	0.1
Tax Fees	0.1	0.1
All Other Fees	0.0	0.0

Total	1.2	1.2

“Audit Fees” consisted of fees billed by KPMG for services rendered in connection with the audit of EPCOS’ consolidated annual financial statements, review of interim financial statements, and other services usually provided in connection with statutory and regulatory filings. “Audit-Related Fees” consisted of fees billed by KPMG for assurance and related services that traditionally are performed by the independent accountant, such as due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control review and attest services. “Tax Fees” consisted of fees billed by KPMG for tax compliance, tax advice and tax planning services, and other tax services.

The Audit Committee is responsible, among other things, for the pre-approval of permissible non-audit services to be performed by ECPOS’ independent auditor. Accordingly, the Audit Committee has adopted a resolution by which it pre-approved designated services in the categories audit-related services and tax services. In addition, the resolution lists all services that EPCOS’ independent auditor may not perform under any circumstances. The resolution also sets forth certain procedures and thresholds for each category of services as well as an overall cap for the total amount of fees that may be charged for these services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not yet applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2004, EPCOS AG or any of its affiliates has not purchased any of its equity securities.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

SUPPLEMENTARY INFORMATION ON THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO § 292a HGB

As permitted under section 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The Company is thus released from the obligation to prepare consolidated financial statements in accordance with section 290 et seq. HGB.

Differences in presentation and valuation principles

Whereas German law emphasizes the principles of prudence and protection of creditors, US GAAP attaches greater importance to the provision of information to present and prospective investors. This divergent viewpoint results in a series of presentation and valuation differences between the regulations applied under German commercial law to the financial statements of EPCOS AG and the US GAAP regulations applying to the consolidated financial statements. These will now be explained in greater detail as prescribed by section 292a (2) No. 4b HGB.

Classification regulations

Classification of the balance sheet under US GAAP is based on the liquidity of the items concerned, the most liquid items being presented first. Assets and liabilities are generally broken down into current and long-term items. The classification matrix prescribed by section 266 HGB, on the other hand, requires companies to disclose their assets separately as fixed and current assets. The opposing side of the balance sheet is primarily broken down into shareholders’ equity and liabilities.

Internally generated intangible assets

US GAAP requires capitalization of certain internally generated intangible assets, such as computer software under defined conditions. German commercial law prohibits the capitalization of internally generated intangible fixed assets under section 248 (2) HGB.

Goodwill

Under Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, goodwill is not subject to regular amortization under US GAAP, but reviewed for impairment at least annually or when circumstances indicate possible impairment. Contrary to US GAAP, goodwill capitalized in accordance with section 255 (4) HGB or section 301 HGB is amortized by at least a quarter in each subsequent fiscal year or amortized periodically over its expected useful economic life.

Capitalization of interest on borrowings for assets under construction

Interest incurred during the construction of property, plant and equipment must be capitalized when applying US GAAP. Its recognition is generally prohibited by German commercial law. Exceptions exist where loans are used to finance new assets with a longer construction period.

Composition of cost of production

Cost of production is defined by US GAAP as the full costs relating to production. In addition to direct material and labor costs and special direct production costs, indirect material and production costs must also be included in the cost of production. Administrative expenses are also to be included if they are directly related to the creation of the products to be valued. Inclusion of indirect material and production costs and administrative expenses is optional under German commercial law. This generally results in differing overhead mark-up rates for HGB and US GAAP.

Financing lease agreements

Rights to assets under leases are capitalized in certain circumstances under US GAAP. The rights under the lease capitalized as an asset are depreciated over the useful life of the asset or the term of the lease, whichever is shorter. Payment obligations relating to such leases are recorded as liabilities at their present value. In accordance with HGB principles, rights to assets under leases may also be capitalized under certain circumstances. However, the criteria applied under HGB are different to those under US GAAP.

Deferred taxes

Under US GAAP, deferred tax assets resulting from tax losses brought forward are generally reported and are to be evaluated with regard to the probability or improbability of the respective tax losses being used. The outcome of this analysis can result in an allowance against the carrying value of the deferred tax asset. Capitalization of deferred tax assets in single entity financial statements is optional under German commercial law, but mandatory under US GAAP. In accordance with German accounting principles, such deferred tax assets resulting from tax losses brought forward may not be reported in the balance sheet, because expected tax savings may not be capitalized before they have been realized.

Allowance for doubtful accounts receivable

Allowance for doubtful accounts in accordance with US GAAP and HGB varies primarily in that US GAAP only permits general allowances to be made on the basis of past experience.

Purchase of treasury shares for transfer to employees

In accordance with US GAAP, treasury shares must be deducted from shareholders’ equity. Under German commercial law, such shares must be capitalized and reported separately under current assets. A reserve for such shares has to be set up in the same amount in shareholders’ equity. The difference between the preferential price and the purchase price incurred by the Company is charged to personnel expenses under German commercial law. Under US GAAP, the amount recorded as personnel expenses is based on the benefit granted to employees on the grant date.

Pension accruals and accruals for service anniversary awards

These accruals are calculated for US GAAP purposes on the basis of the Projected Unit Credit Method. The yardstick for measuring the defined benefit pension obligations is the Projected Benefit Obligation (PBO). The PBO is the present value of the pension rights earned as of the valuation date. The method takes into account current country-specific interest rates derived from the long-term capital market, future probable rates of salary increases and probable pension increases.

By contrast, the calculation in accordance with German commercial law is carried out on the basis of the present value method, whereby among other things, probable future salary and pension increases are not taken into account. For tax purposes, pension accruals are reported at their so-called partial value. The rules under German commercial law and US GAAP for pension accruals similarly apply to accruals for service anniversary awards.

Other accrued liabilities

US GAAP only requires the creation of accrued liabilities in the event of an obligation to third parties. In contrast to German commercial law, accruals for future expenses are prohibited.

According to US GAAP, provisions for contingent liabilities may only be made if it seems probable that the liability will come into existence and the amount of liability can reasonably be estimated. According to German accounting standards, accruals are also to be made when their utilization is sufficiently probable.

Accounting for derivatives

Under US GAAP, derivatives are recorded in the financial statements as of the balance sheet date at their fair value. Where the conditions set out in SFAS No. 133 in respect of cash flow hedges are fulfilled, the adjustment to fair value arising may be recorded directly in shareholders’ equity without being reported in the income statement. Further, in some cases (fair value hedge), the hedged item is also recognized in the financial statements. Under German commercial law, derivative financial instruments, as pending transactions, are only recognized in the balance sheet if their valuation as of the balance sheet date indicates the threat of a loss.

Investments

The Company holds investments that are classified exclusively as available for sale securities under US GAAP, which are stated at their fair value as at the balance sheet date. Unless there has been a permanent diminution in value, unrealized gains and losses on these assets are reported directly in shareholders’ equity (Other comprehensive income) after accounting for deferred taxation.

Section 253 of the HGB requires that investments are stated at the lower of their cost or fair value as at the balance sheet date.

Conversion of foreign currencies

According to US GAAP, accounts receivable and liabilities in foreign currencies are converted at the rate prevailing at the balance sheet date. Unrealized profits and losses are reported in the income statement. According to the German accounting principles, foreign currency accounts receivable are accounted for according to the lower of cost or market principle and foreign currency liabilities according to the “higher of cost or market”. This means that only unrealized losses are accounted for, whereas unrealized profits from currency rate movements remain unaccounted for at the balance sheet date.

According to US GAAP, when subsidiaries’ annual financial statements in foreign currencies are converted for inclusion in the consolidated financial statements, the concept of functional currency is applied. According to this concept, the modified closing rate method is applied to convert financial statements of autonomous subsidiaries. If the functional currency of the subsidiary is its local currency, foreign currency differences are shown as a separate component of equity. In the preparation of the consolidated financial statements according to the German accounting principles, subsidiaries’ annual financial statements in foreign currencies are converted using rates prevailing at the balance sheet date.

Share option scheme

Options granted to employees are accounted for under US GAAP in accordance with APB Opinion 25. To the extent that the fair value of the shares does not exceed the exercise price, there is no charge to the income statement.

Under the HGB, options do not affect the income statement.

Capital consolidation

Under US GAAP, business combinations are done by allocating fair values in proportion to the participating interest held under the purchase method. Assets (including intangible assets) and liabilities are recorded at their current market value as of the acquisition date at the amount attributable to the participating interest held by the purchaser. After offsetting the investment book value against the proportionate equity that results after revaluation, the remaining difference is capitalized as goodwill.

In accordance with German Accounting Standard No. 4, capital consolidation is performed by the revaluation method. Under this method, unrealized gains and losses are taken into account from the outset, as is the case in US GAAP. Contrary to US GAAP, however, this procedure is applied irrespective of the proportionate holding. Any remaining difference is to be capitalized as goodwill under intangible assets and, in contrast to US GAAP, amortized over the useful economic life.

Under US GAAP, capital owned by minority shareholders is reported as part of non-equity funds, under HGB it is disclosed as part of equity with an appropriate description.

Consolidated statements of income

For US GAAP, the consolidated statements of income are prepared in accordance with the cost of sales format. Under HGB the type of expenditure format is also permitted.

Statement in accordance with section 160 No. 8 German Stock Corporation Law (Aktiengesetz, AktG)

Matsushita Electric Europe (Headquarters) Ltd., Uxbridge, United Kingdom, has informed the Company that on May 30, 2003, its voting rights in EPCOS AG exceeded the thresholds of 5% and 10%. The company is presently entitled to 8,162,501 of 65,300,000 voting rights in EPCOS AG. This corresponds to a share in voting rights of 12.5% plus one vote.

The company Morgan Stanley & Co. International Limited, London, United Kingdom, has informed the Company that on October 20, 2003, its voting rights in EPCOS AG exceeded the threshold of 5%. From that date, the company’s share in voting rights amounts to 5.14%. This corresponds to 3,555,415 votes.

The company Morgan Stanley & Co. International Limited, London, United Kingdom, has informed the Company that on November 14, 2003, its voting rights in EPCOS AG fell below the threshold of 5%. From that day, the company’s share in voting rights amounts to 4.05%. This corresponds to 2,650,095 votes.

Statement in accordance with section 161 AktG

The updated version of the statement of compliance with the Corporate Governance Code in accordance with section 161 AktG was provided by the Management Board and Supervisory Board on December 10, 2003 and made permanently available to shareholders via the internet on the EPCOS homepage.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of EPCOS AG

We have audited the accompanying consolidated balance sheets of EPCOS AG and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years ended September 30, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPCOS AG and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years ended September 30, 2004, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.

Munich, Germany, November 16, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Dr. Hoyos                                                                         Braun

Independent auditors

Consolidated Statements of Operations

For the years ended September 30, 2004, 2003 and 2002 (€ thousand, except per share data)

	Note	2004	2003	2002
Net sales
Third parties		1,137,193	1,043,455	1,075,521
Related parties	9	225,026	228,153	236,227

Total net sales		1,362,219	1,271,608	1,311,748

Cost of goods sold	9	1,091,721	1,059,249	1,148,289

Gross profit		270,498	212,359	163,459

Research and development expenses	9	74,569	69,423	94,028
Marketing and selling expenses	9	122,067	120,894	134,240
General and administrative expenses	9	14,822	14,029	12,698

		211,458	204,346	240,966

Operating income (loss)		59,040	8,013	(77,507)
Interest income		4,299	1,879	1,745
Interest expense	9	(10,179)	(10,714)	(8,226)
Foreign exchange losses, net		(6,392)	(6,295)	(4,236)
Other income, net	13	12,201	4,359	10,072
Share of net income (losses) of unconsolidated affiliates		102	(534)	(386)

Income (loss) before income taxes and minority interest		59,071	(3,292)	(78,538)
(Provision) benefit for income taxes	14	(9,620)	10,194	40,054
Minority interest		(223)	(158)	(16)

Net income (loss)		49,228	6,744	(38,500)

Basic earnings (loss) per share	15	0.75	0.10	(0.59)
Diluted earnings (loss) per share		0.71	0.10	(0.59)

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

As of September 30, 2004 and 2003 (€ thousand, except share data)

	Note	2004	2003
ASSETS

Current assets
Cash and cash equivalents		238,386	195,797
Accounts receivable, net	4, 9	212,078	185,292
Inventories, net	5	240,996	205,123
Prepaid expenses and other current assets		47,540	38,884
Deferred income taxes	14	9,366	7,523

Total current assets		748,366	632,619

Property, plant and equipment, net	6	604,406	649,527
Intangible assets, net	6, 21	34,195	39,940
Deferred income taxes	14	72,561	83,022
Other assets	6	26,684	23,922

Total assets		1,486,212	1,429,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	9	159,941	132,887
Accrued expenses and other current liabilities	7	140,834	146,846
Short-term borrowings	8	103,001	96,728
Current portion of long-term debt	8	24,778	15,624
Deferred income taxes	14	5,847	12,236

Total current liabilities		434,401	404,321

Long-term debt, excluding current installments	8	192,745	215,003
Pension liabilities	16	126,567	118,437
Deferred income taxes	14	12,908	14,263
Other liabilities		39,322	37,635
Minority interest		705	695

Total liabilities		806,648	790,354

Commitments and contingencies	19

Shareholders’ equity	10
Share capital – 96,280,000 shares authorized, 65,300,000 shares issued in 2004 and 2003 and 65,300,000 outstanding in 2004 and 65,275,000 outstanding in 2003		65,300	65,300
Additional paid-in capital		254,833	255,225
Retained earnings		406,510	357,282
Accumulated other comprehensive loss		(47,079)	(38,253)
Treasury shares at cost (nil shares for 2004 and 25,000 shares for 2003)	11	—	(878)

Total shareholders’ equity		679,564	638,676

Total liabilities and shareholders’ equity		1,486,212	1,429,030

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ equity and Comprehensive Income (Loss)

For the years ended September 30, 2004, 2003 and 2002 (€ thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2001	65,300	255,356	389,038	(14,437)	—	695,257

Comprehensive Loss:
Net loss	—	—	(38,500)	—	—	(38,500)
Currency translation adjustment	—	—	—	(13,363)	—	(13,363)
Unrealized losses on securities	—	—	—	(207)	—	(207)

Total comprehensive loss						(52,070)

Purchase of treasury stock	—	—	—	—	(2,072)	(2,072)
Sale of treasury stock	—	(131)	—	—	1,194	1,063

Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178

Comprehensive Loss:
Net income	—	—	6,744	—	—	6,744
Currency translation adjustment	—	—	—	(8,415)	—	(8,415)
Unrealized gains on securities	—	—	—	219	—	219
Reclassification of losses from securities to net income	—	—	—	207	—	207
Cash flow hedges (net of tax of 373)	—	—	—	722	—	722
Additional minimum pension liabilities (net of tax of 2,060)	—	—	—	(2,979)	—	(2,979)

Total comprehensive loss						(3,502)

Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net income	—	—	49,228	—	—	49,228
Currency translation adjustment	—	—	—	(4,491)	—	(4,491)
Unrealized gains on securities (net of tax 36)	—	—	—	508	—	508
Reclassification of gains from Cash flow hedges to net income (net of tax 373)	—	—	—	(722)	—	(722)
Cash flow hedges (net of tax of 475)	—	—		(1,425)	—	(1,425)
Additional minimum pension liabilities (net of tax of 1,797)	—	—	—	(2,696)	—	(2,696)

Total comprehensive income						40,402

Sale of treasury shares	—	(392)	—	—	878	486

Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended September 30, 2004, 2003 and 2002 (€ thousand)

	2004	2003	2002
Cash flows from operating activities
Net income (loss)	49,228	6,744	(38,500)
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	155,299	157,270	171,570
Provision for doubtful accounts	(165)	(872)	182
(Gain) Loss on sale of property, plant and equipment	(1,635)	1,106	98
Share of net (income) losses of unconsolidated affiliates	(102)	534	386
Minority interest	223	158	16
Deferred income tax	(1,795)	(18,040)	(44,101)
Stock-based compensation	—	—	313
Changes in assets and liabilities, excluding effects of acquisitions
(Increase) Decrease in accounts receivable	(27,968)	5,468	37,725
(Increase) Decrease in inventories	(38,089)	(1,172)	21,893
(Increase) Decrease in prepaid expenses and other current assets	(8,615)	15,509	(13,063)
Decrease (Increase) in accounts payable	29,903	(576)	(9,439)
Decrease in accrued expenses and other current liabilities	(7,125)	(29,635)	(43,438)
Increase in other assets	(1,813)	(4,683)	(1,917)
Increase in pension liabilities	5,571	9,449	6,827
Increase (Decrease) in other liabilities	2,550	(5,508)	(4,301)

Net cash provided by operating activities	155,467	135,752	84,251

Cash flows from investing activities
Proceeds from sale of equipment	4,132	17,956	4,793
Acquisitions of businesses, net of cash acquired	—	(9,703)	(2,813)
Capital expenditures	(111,426)	(98,391)	(131,540)
Investments in unconsolidated affiliates	(616)	(877)	(127)

Net cash used in investing activities	(107,910)	(91,015)	(129,687)

Cash flows from financing activities
Net increase (decrease) in short-term borrowings	9,344	(26,267)	26,096
Extinguishment of long-term debt	(127)	(9,548)	—
Proceeds from issuance of long-term debt	3,074	176,254	39,434
Principal payments on long-term debt	(15,041)	(17,332)	(21,753)
Principal payments under capital lease obligations	(637)	(581)	(517)
Purchase of treasury stock	—	—	(2,072)
Sale of treasury stock	486	—	663

Net cash provided by (used in) financing activities	(2,901)	122,526	41,851

Effect of exchange rate changes on cash and cash equivalents	(2,067)	(3,173)	(2,442)
Net increase (decrease) in cash and cash equivalents	42,589	164,090	(6,027)
Cash and cash equivalents at beginning of year	195,797	31,707	37,734

Cash and cash equivalents at end of year	238,386	195,797	31,707

See Notes to Consolidated Financial Statements

EPCOS AG – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

1. Description of the Company and Basis of Presentation

EPCOS AG (the “Company”) is a leading producer and supplier of passive electronic components with headquarters in Munich, Germany. The Company has research and design centers and manufacturing facilities in Europe, Asia and the Americas, and a worldwide sales network. Passive electronic components are used in all types of electronic circuitry. The Company designs its product offerings to meet the needs of its principal customer groups, such as the telecommunication, automotive, consumer and industrial electronics industries and the information technology industry. Customers consist of equipment manufacturers and other companies that make modules or subsystems for equipment manufacturers, and distributors.

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

(c) Consolidated Group

The consolidated financial statements include all material domestic and foreign subsidiaries which EPCOS AG directly or indirectly controls. As of September 30, 2004, 2003 and 2002, the following number of companies were consolidated alongside EPCOS AG:

	2004	2003	2002
Consolidated
Domestic	2	2	2
Foreign	27	27	26

	29	29	28

At Equity	—	1	1

	29	30	29

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

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or group of assets, with future undiscounted cash flows expected to be generated by the asset, or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally either based on appraised value or measured by discounted estimated future net cash flows. Management judgment is necessary to estimate discounted future net cash flows. Accordingly, actual results could vary from such estimates.

(j) Revenue Recognition

Revenues resulting from sales of products are recognized under SEC Staff Accounting Bulletin (“SAB”) No. 104 Revenue Recognition when corresponding agreements exist, the purchase price is fixed or clearly defined, products are shipped and the payment of the customer is reasonable predictable. Revenue from sales is recognized net of discounts, customer bonuses and rebates granted.

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

(m) Financial Instruments and Risk Management

Derivative financial instruments are utilized by the Company in principle to reduce foreign exchange and interest rate risks and fluctuations of market prices of precious metals. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company enters into forward foreign exchange contracts, interest contracts and commodity contracts to reduce its exposure to certain risks inherent within its business.

All derivative financial instruments, including those which are embedded in other contracts, are recorded in the balance sheet at fair value. The market value of the derivative financial instruments is recorded as other current assets or other current liabilities.

The Company accounts for some of its financial instruments as cash flow hedges.

The notional amounts of these transactions are not included within the consolidated financial statements. The gains or losses resulting from these instruments are either shown as foreign exchange gain or loss (for forward foreign exchange contracts) or cost of goods sold (for forward commodity contracts) in the consolidated statement of operations or are recorded in accumulated other comprehensive income/loss if the financial instruments are designated as hedges of forecasted transactions. These instruments fulfil all requirements of hedge accounting including effectiveness under SFAS No. 133. The gains or losses reported in accumulated other comprehensive income/loss are shown in the consolidated statement of operations when the hedged transactions are recognized. The ineffective portion of the hedged transactions is always included in the consolidated statement of operations.

Reductions or extra charges of financial instruments or prices of options are included in the net income/loss over the life of the forward contract.

For hedging of currency and interest rate risks, the Company entered in interest rate and cross-currency swaps.

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

(q) Earnings per Share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. In calculating the diluted earnings per share, the weighted average number of outstanding shares is increased by the number of additional shares that would potentially dilute common shares had they been issued. For computations of basic and diluted earnings per share, see Note 15.

(r) Stock-based Compensation

On September 30, 2004 the Company has two stock based compensation plans for employees and members of the Management Board. For further details of stock-based compensation, see Note 11. Stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25 Accounting for Stock Issued to Employees, and its related interpretations at present. Accordingly, compensation expense for stock option plans for employees is measured as the excess of the quoted market price of the Company’s common stock at the measurement date over the amount the employee must pay. The compensation expense in the statements of operations is nil for the years 2002 to 2004 because the exercise price on the measurement date was identical with the market value of the corresponding shares.

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

Net Income (Loss) and Earnings (Loss) per Share

Year ended September 30 (€ thousand)

	2004	2003	2002
Net income (loss)
As reported	49,228	6,744	(38,500)
Less: total compensation expense for stock options (calculated by the fair value method)	(4,983)	(9,617)	(13,824)

Pro forma	44,245	(2,873)	(52,324)

Basic and diluted earnings (loss) per share (in €)
Basic
As reported	0.75	0.10	(0.59)
Pro forma	0.68	(0.04)	(0.80)

Diluted
As reported	0.71	0.10	(0.59)
Pro forma	0.65	(0.04)	(0.80)

3. Recent Accounting Pronouncements

In June 2004, EITF No. 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments was issued which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The adoption of EITF No. 03-1 has no material impact on the consolidated financial position or results of operations of the Company.

4. Accounts Receivable, Net

Accounts receivable are presented net of an allowance for doubtful accounts. The following table presents changes to the allowance for doubtful accounts for the years ended September 30, 2004, 2003 and 2002:

Allowance for Doubtful Accounts

(€ thousand)

	2004	2003	2002
Allowance for doubtful accounts, beginning of year	4,354	6,667	8,449
(Reductions) additions charged to bad debt	(165)	(872)	182
Write-offs charged against the allowance	(1,088)	(1,172)	(1,601)
Recoveries of amounts previously written-off	9	20	23
Foreign exchange translation adjustment	(104)	(289)	(386)

Allowance for doubtful accounts, end of year	3,006	4,354	6,667

The amount of factored accounts receivables for the years ended September 30, 2004, 2003 and 2002, respectively was €126.936 million, €139.788 million and €125.114 million respectively. Total interest expense on these transactions amounted to €0.247 million, €0.336 million and €0.407 million respectively for the years ended September 30, 2004, 2003 and 2002 respectively.

5. Inventories, Net

Net Inventories

As of September 30 (€ thousand)

	2004	2003
Raw materials and supplies	62,496	52,518
Work in process	72,224	67,344
Finished products	106,276	85,261

Total inventories, net	240,996	205,123

Amounts appearing in the preceding table are presented net of valuation allowances of €28.038 million and €27.875 million as of September 30, 2004 and 2003 respectively. The development in the inventory valuation allowance for the years ended September 30, 2004, 2003 and 2002, is as follows:

Valuation Allowance for Inventories

(€ thousand)

	2004	2003	2002
Valuation allowance, beginning of year	27,875	35,755	37,623
Additions charged to cost of goods sold	10,734	11,907	12,582
Write-downs charged against the allowance	(10,265)	(19,230)	(13,642)
Foreign exchange translation adjustment	(306)	(557)	(808)

Valuation allowance, end of year	28,038	27,875	35,755

6. Fixed Assets, Net

Fixed Asset Schedule

Information with respect to changes to the Company’s intangible assets, property, plant and equipment and long-term financial assets is presented in the following fixed asset schedule:

Acquisition and Manufacturing Costs

As of September 30 (€ thousand)

	2003	Additions	Reclassification	Disposals	Translation adjustment	2004
Goodwill	23,245	—	—	—	(54)	23,191
Other intangible assets	42,538	1,324	—	(15)	(91)	43,756

Intangible assets	65,783	1,324	—	(15)	(145)	66,947

Land	9,710	—	—	(75)	(119)	9,516
Buildings	147,132	563	806	(459)	(836)	147,206
Technical equipment, machinery and other equipment	1,323,155	68,443	30,908	(63,735)	(8,232)	1,350,539
Construction in progress	44,223	41,096	(31,714)	—	(259)	53,346

Property, plant and equipment	1,524,220	110,102	—	(64,269)	(9,446)	1,560,607

Investments	1,327	718	(551)	—	(71)	1,423
Investment securities	13,438	13,198	—	(11,541)	—	15,095
Other financial assets	257	753	551	(24)	(19)	1,518

Long-term financial assets	15,022	14,669	—	(11,565)	(90)	18,036

Accumulated Depreciation and Amortization

As of September 30 (€ thousand)

	2003	Additions	Reclassification	Disposals	Translation adjustment	2004
Goodwill	3,108	—	—	—	(5)	3,103
Other intangible assets	22,735	7,000	—	(14)	(72)	29,649

Intangible assets	25,843	7,000	—	(14)	(77)	32,752

Land	170	88	—	—	(12)	246
Buildings	66,951	5,513	(1)	(210)	(275)	71,978
Technical equipment, machinery and other equipment	807,572	142,698	1	(61,575)	(4,719)	883,977
Construction in progress	—	—	—	—	—	—

Property, plant and equipment	874,693	148,299	—	(61,785)	(5,006)	956,201

Investments	—	—	—	—	—	—
Investment securities	245	—	—	—	—	245
Other financial assets	—	—	—	—	—	—

Long-term financial assets	245	—	—	—	—	245

Net Book Value

As of September 30 (€ thousand)

	2004	2003
Goodwill	20,088	20,137
Other intangible assets	14,107	19,803

Intangible assets	34,195	39,940

Land	9,270	9,540
Buildings	75,228	80,181
Technical equipment, machinery and other equipment	466,562	515,583
Construction in progress	53,346	44,223

Property, plant and equipment	604,406	649,527

Investments	1,423	1,327
Investment securities	14,850	13,193
Other financial assets	1,518	257

Long-term financial assets	17,791	14,777

Long-term financial assets shown above are included in the consolidated balance sheets under other long-term assets.

The investment securities mainly consist of shares in funds. These securities are defined as available for sale securities under SFAS No. 115. The shares in funds do not have a specified time to maturity.

The unrealized gains amount to as follows for the years ended September 30, 2004 and 2003:

Unrealized gains/losses resulting from securities

As of September 30 (€ thousand)

	2004		2003
	Gains	Losses	Gains	Losses
Available for sale securities	544	—	219	—

The realized gains resulting from securities were €0.342 million, €0.252 million and €0.695 million for the years ended September 30, 2004, 2003 and 2002.

Depreciation expense on property, plant and equipment was €148.299 million, €150.074 million and €165.372 million for the years ended September 30, 2004, 2003 and 2002. For the years ended September 30, 2004, 2003 and 2002, depreciation includes an impairment charge for the Surface Acoustic Wave (SAW) business segment in the amount of €2.680 million, €1.693 million and €8.600 million respectively. In the business segment Ferrites and Inductors there was an impairment of fixed assets in the amount of €0.927 million for the first time in fiscal 2004.

Interest expense capitalized on construction projects amounted to €1.444 million in fiscal 2004, €1.629 million in fiscal 2003 and €4.403 million in fiscal 2002 respectively.

Goodwill

On October 1, 2001, the Company adopted SFAS No. 142. This standard requires that amortization of goodwill ceases and that the carrying amount of goodwill be evaluated for recoverability, at least annually, or when circumstances indicate possible impairment. Accordingly, the Company has not recorded any goodwill amortization since fiscal 2002. Furthermore, the Company has performed its annual impairment test of goodwill and has concluded that there was no impairment in fiscal 2004, 2003 and 2002.

The carrying amount of goodwill as of September 30, 2004 and 2003, is as follows:

Segmental Analysis of Goodwill

As of September 30 (€ thousand)

	2004	2003
Capacitors	1,865	1,880
Ceramic Components	4,097	4,111
SAW Components	291	309
Ferrites and Inductors	13,835	13,837

Total	20,088	20,137

Other Intangible Assets

Included in the other intangible assets as of September 30, 2004 and 2003, are the following categories of acquired other intangible assets:

Other Intangible Assets (Finite Lives)

As of September 30 (€ thousand)

	2004		2003
	Gross	Net	Gross	Net
Patents, licenses and similar rights	39,596	11,550	38,391	16,755
Customer lists	3,200	2,026	3,200	2,346
Other	960	531	947	702

Other intangible assets (finite lives)	43,756	14,107	42,538	19,803

Amortization related to other intangible assets amounted to €7.000 million, €6.951 million and €6.198 million for fiscal 2004, 2003 and 2002. In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in fiscal 2004. There were no changes to such lives and there are no expected residual values associated with these intangible assets.

The development of the estimated fiscal year amortization expense is as follows:

Estimated Amortization Expense

Fiscal years (€ thousand)

2005	6,157
2006	2,753
2007	2,293
2008	1,106
2009	834

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of September 30, 2004 and 2003, are as follows:

Accrued Expenses and Other Current Liabilities

As of September 30 (€ thousand)

	2004	2003
Accrued employee-related costs	66,730	71,267
Salaries and payroll taxes payable	22,135	19,660
Taxes payable	21,304	25,904
Accruals for warranties	7,946	4,267
Royalty accruals	3,654	4,642
Loss on contracts	3,558	5,752
Freight and Transport	2,969	2,101
Advanced payments received	1,967	2,075
Other	10,571	11,178

Total accrued expenses and other current liabilities	140,834	146,846

The accruals for product warranties developed as follows:

Accruals for Product Warranties

(€ thousand)

	2004	2003
Product warranties, beginning of year	4,267	7,243
Product warranties issued during reporting period	5,463	1,742
Utilization of accruals	(2,529)	(4,301)
Change in estimates	754	(420)
Foreign exchange translation adjustment	(9)	3

Accrual as of end of period	7,946	4,267

8. Short-term Borrowings and Long-term Debt

Financing

As of September 30, 2004 the Company can call on a €300.000 million credit facility granted until May 2005, by a bank syndicate under the leadership of Commerzbank. The credit facility carries an interest rate ranging from EURIBOR or LIBOR plus 0.45%. For the unused part of the borrowing arrangement a commitment fee is paid to the syndicate of 0.18% per year. This credit facility is bound to keep with special financial key data. Further members of the bank syndicate are Westdeutsche Landesbank, HSBC Trinkaus & Burkhardt, ABN Amro Bank, The Royal Bank of Scotland, Landesbank Baden-Württemberg, Deutsche Bank, Citibank, ING BHF, Bayerische Hypo- und Vereinsbank and Barclays Bank. This credit facility was unused as of September 30, 2004. In addition, the Company has entered into a number of bilateral borrowing arrangements by international and national banks totalling €225.660 million. These borrowing arrangements were used in amount of €53.920 million as of September 30, 2004. In addition, the Company has loans from state aid to exports and investing activities that are not included in the borrowing arrangements already mentioned.

Short-term Borrowings

Short-term borrowings as of September 30, 2004 and 2003, were €103.001 million and €96.728 million respectively. These short-term borrowings as of September 30, 2004 consisted of unsecured bank loans and export financing in amount of €52.917 million. The export financing bears an interest rate of 1.85%. Other short-term borrowings consist of various working capital bank loans with a weighted average interest rate of 5.28% in fiscal 2004 and 4.01% in fiscal 2003.

Long-term Debt

Long-term debt consists of the following:

Long-term Debt

As of September 30 (€ thousand)

	2004	2003
Debentures	124,240	125,287
Long-term debt with third parties	93,283	105,340

Total long-term debt	217,523	230,627

Less current installments	(24,778)	(15,624)

Long-term debt excluding current installments	192,745	215,003

Details of currencies, interest rates, maturities and lenders of the long-term debt are given in the following table:

Long-term Debt including current installments (Loans and Debentures)

As of September 30, 2004 (Currencies in millions)

Principal	Euro equivalent	Interest rate	Maturity	Lender
EUR 124.2	124.2	2.50%	2010	Convertible Bond
EUR 40.0	40.0	4.2375%	2005-2009	KfW
EUR 37.1	37.1	0.70% - 4.00%	2005-2010	Austrian banking syndicate and government institutions
EUR 12.1	12.1	0%	2005-2008	Banco Portugal do Atlantico
INR 190.5	3.5	6.70% - 7.25%	2004-2005	Citibank
BRL 1.7	0.5	14.75%	2008	Itáu
EUR 0.1	0.1	0%	2005-2014	Bassin Adour

In addition there were obligations under capital leases of €0.067 million and €0.705 million as of September 30, 2004 and 2003 respectively.

On July 16, 2003 the Company (as guarantor) through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of €126.425 million at an interest rate of 2.5%. At September 30, 2004, deferred debt issuance costs were €2.185 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of €19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008 the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below €20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003 EPCOS AG entered into a loan of €40.000 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and will be repaid from March 31, 2005, in equal semi-annual installments.

At September 30, 2004, long-term debt with third parties includes €37.135 million held by the Company’s Austrian subsidiary EPCOS OHG. An amount of €5.668 million of this debt is secured by investment securities and €28.308 million by liens on land. The weighted average interest rate of all the Austrian long-term third-party debt as of September 30, 2004 and 2003, was 2.31% and 2.32%, respectively. The loans are due in semi-annual installments over a period of up to six years.

As of September 30, 2004, long-term debt with third parties also includes €12.090 million in non-interest-bearing loans guaranteed by the government of Portugal. The repayment is in annual installments.

The Indian subsidiary EPCOS Ferrites Ltd. (EFL) has two unsecured loans in the nominal amount of Indian rupees (INR) 190.000 million (€3.352 million), bearing interest ranging from 6.70% to 7.25%. Both loans will be repaid (including the interests) in 2004 and 2005 respectively.

The Brazilian subsidiary EPCOS do Brazil Ltda. has two loans in the amount of BRL 1.738 million (€0.489 million) to finance capital expenditure at an interest rate of 14.75% and a tenor of four years.

Finally the French subsidiary EPCOS SAS has borrowed two non-interest bearing long term funds in the amount of €0.139 million to finance its water treatment plant. The loans have a remaining tenor of up to ten years. The loans are due in uniform annual installments.

The credit lines of group subsidiaries are partly secured by letters of support or guarantees provided by EPCOS AG.

The aggregate amounts of long-term debt maturities as of September 30, 2004, are, in repayment date order, as follows:

Long-term Debt Maturities

As of September 30, 2004 (€ thousand)

Fiscal year due
2005	24,778
2006	22,576
2007	20,809
2008	12,519
2009	11,088
Thereafter	125,753

9. Related Party Transactions

Total sales to Siemens for both internal usage and resale were 16.0%, 17.3% and 17.3% of total consolidated net sales for the years ended September 30, 2004, 2003 and 2002 respectively. Resales by Siemens to third parties accounted for 2.6%, 2.8% and 2.9% of total consolidated net sales for the years ended September 30, 2004, 2003 and 2002 respectively, whereas sales directly to Siemens for internal usage accounted for 13.4%, 14.5% and 14.4% of total consolidated net sales respectively.

With regard to sales of EPCOS products to the end customers via Siemens in countries without its own sales organization the Company has several agency or distributorship agreements with Siemens. In the process of building up own subsidiaries serving as sales operations the Company has terminated agency or distributorship agreements with some Siemens sales-companies.

The Siemens sales-companies receive a monthly turnover-based sales commission. Sales promotion measures of the Siemens sales companies have to comply with the requirements of the Company.

The Company and its subsidiaries make use of various services provided by Siemens. These agreements are either for fixed terms or can be terminated within one to three years. Under these agreements, Siemens provides the Company with a range of personnel and administrative services. Siemens thus administers pension plans of the Company, part of the payroll accounting and data processing systems. Siemens also provides the Company with library and information services, as well as specific purchasing, procurement, sourcing and transportation services.

The Company also purchases IT services from Siemens. In fiscal 2004 Siemens performed IT services for the Company, which consisted primarily of the following: operating, servicing and development of IT systems and programs, network and telecommunications services. This business relationship between Siemens and EPCOS is based on general and specific agreements.

Effective April 1, 1999, the Company entered into a lease with Siemens for the Company’s headquarters in Munich. The lease expires on September 30, 2009, and can be terminated with twelve months’ prior notice from September 30, 2004, at the earliest. The annual rent in fiscal 2004 was €1.370 million. The Surge Arresters business unit, Berlin, holds a lease from

Siemens for production facilities and office buildings. The contract can be terminated at the end of any calendar quarter with twelve months’ prior notice. The annual rent was €0.306 million in fiscal 2004. The Ceramic Components segment entered into an agreement with Siemens to lease a production building in Austria effective October 1, 1999. For further details see Note 19.

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

Effective June 30, 1999, the Company entered into an agreement on technical cooperation with Matsushita Electronic Components Co., Ltd. (“MACO”). This agreement is the basis for a project-by-project exchange of technical know-how, advice, and shared development work. All costs are to be borne by the party which incurs them, unless a contrary written agreement exists. To cover MACO’s costs, the Company paid an annual fee for the period until June 30, 2004; since then, the Company and MACO continue the agreement without payments to each other. Insofar as MACO and the Company enter into specific technical cooperation and technical projects on the basis of this agreement, the Company has to pay a one-time license fee or an annual fee based on sales of the related product. It is possible to combine these alternatives.

On the basis of the aforementioned agreement, the Company and MACO have entered into a license agreement effective April 5, 2000, for the use of know-how pertaining to tantalum capacitors, which grants the Company certain nonexclusive and nontransferable licenses for the use of the respective know-how. Additionally, MACO advises the Company on technical matters concerning the use of this know-how. In consideration of the licenses granted to the Company, the Company agreed to initial payments. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective July 25, 2001, the Company entered into a know-how license agreement with MACO, granting the Company certain nonexclusive, nontransferable licenses to use know-how relating to the production of multilayer ceramic capacitors. In consideration of the rights and licenses granted to the Company, the Company has agreed to pay one-time license fees. A license agreement concluded between the Company and MACO as of September 1, 2001, for the use of know-how pertaining to ultracapacitors, was terminated later by common consent.

Further, the Company and MACO have entered into a SAW know-how cross-license agreement based on the technical cooperation agreement as mentioned above. This agreement has been in force since January 1, 2002, and grants the Company and MACO certain nonexclusive and nontransferable licenses for reciprocal use of the respective know-how. Additionally, the Company and MACO advise each other on technical matters concerning the use of this know-how. The mutual granted licenses are not royalty-bearing. As of June 1, 2002 and as of November 20, 2003, respectively, the Company and MACO entered into two development agreements regarding certain SAW devices. These development agreements grant the Company and MACO certain nonexclusive and nontransferable licenses for use of the development results achieved by the other party within the framework of the joint development. The Company and MACO make no payments to each other for the development work and the granted licenses.

Effective June 30, 1999, the Company entered into a patent cross-license agreement with Matsushita Electric Industrial Co., Ltd. (“MEI”). Under this agreement, both parties grant each other nonexclusive, nontransferable, worldwide licenses to their respective patents relating to both parties’ major product families. As of June 30, 2004, this agreement was renewed. The Company has agreed to pay MEI a fixed annual fee until the year 2009. At that time, the Company and MEI will mutually agree to a revised royalty fee amount.

EPCOS (Xiaogan) Co., Ltd. in China, which is included in the consolidated financial statements from October, 1, 2000, has rented office and production space from the minority shareholder Hanguang Electron Device Factory for an annual rental of €0.091 million. It also purchased materials and services from this company for €0.999 million in fiscal 2004 and €0.798 million in fiscal 2003.

Transactions with related parties were as follows for the years ended September 30:

Transactions with Related Parties

Year ended September 30 (€ thousand)

	2004	2003	2002
Net sales to
Siemens (including resales to third parties)	217,599	220,032	226,384
Matsushita and others	7,427	8,121	9,843

	225,026	228,153	236,227

Purchases of inventories and services charged to cost of goods sold
Siemens	(21,981)	(23,266)	(47,078)
Matsushita and others	(6,247)	(3,584)	(11,741)

	(28,228)	(26,850)	(58,819)

Research and development expenses
Siemens	(1,098)	(1,887)	(6,015)
Matsushita and others	(25)	(19)	(6)

	(1,123)	(1,906)	(6,021)

Marketing, selling, general and administrative expenses
Siemens	(12,786)	(8,293)	(7,534)
Matsushita and others	—	(114)	(5)

	(12,786)	(8,407)	(7,539)

Interest expense
Siemens	—	(58)	(132)

Additionally the Company paid sales commissions to Siemens sales companies in the amount of €9.715 million for fiscal 2004, €11.856 million for fiscal 2003 and €18.893 million for fiscal 2002.

In fiscal 2004 the American affiliate Crystal Technology, Inc., purchased an interest of 10% in the American company Siemens Subscriber Networks, Inc. for an amount of €0.689 million.

The Company received a payment in the amount of €2.463 million during fiscal 2002 from Siemens. This payment, which is recorded as other income in fiscal 2002, represents the final organizational separation payment from Siemens in relation to EPCOS Inc. in the USA.

Amounts due from and to related parties included in the consolidated balance sheets at September 30 were as follows:

Amounts Due from and to Related Parties

As of September 30 (€ thousand)

	2004	2003
Siemens
Trade accounts receivable	43,742	44,767
Trade accounts payable	(6,219)	(9,906)
Long-term capital lease obligations	—	(506)

Matsushita and others
Trade accounts receivable	809	867
Trade accounts payable	(1,691)	(1,252)

10. Shareholders’ Equity

At September 30, 2004, the Company had share capital amounting to €65.300 million divided into 65,300,000 registered shares of no par value with a notional value of €1 per share.

The Management Board is authorized, with the consent of the Supervisory Board, to increase share capital on or before February 10, 2009 by up to a total of €13.020 million (Authorized Capital 2004). This Authorized Capital can be utilized to issue new ordinary registered shares of up to €13.020 million for cash or in-kind contributions.

No cash dividends were declared and paid in the years ended September 30, 2004, 2003 and 2002.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the HGB. Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings as shown in the Company’s annual German statutory accounts. As of September 30, 2003, the distributable amount was €6.234 million. As of September 30, 2004, this amount was €46.932 million.

The German Stock Corporation Act also defines the rules for acquisition of treasury shares. The Company does not require authorization or shareholder approval to acquire treasury shares for the purpose of transferring them to employees as part of an employee share purchase plan. In fiscal 2004, the Company neither purchased shares nor reissued shares to its employees. In fiscal 2004 the Company sold the 25,000 shares owned at September 30, 2003, to third parties (see Note 11).

The Company has Conditional Capital of up to €4.960 million (Conditional Capital 1999 I: €2.480 million and Conditional Capital 2004 II: €2.480 million) that may be used for a stock option plan. Additionally, the Company has Conditional Capital of €13.000 million (Conditional Share Capital 2002 I: €6.500 million and Conditional Capital 2004 I: €6.500 million) for the exercise of conversion privileges and option rights for convertible or warrant-linked bonds.

11. Stock-based Compensation

Stock Option Plans

EPCOS Stock Option Plan 1999

Effective October 13, 1999, an extraordinary shareholders’ meeting adopted a stock option plan (EPCOS Stock Option Plan 1999). The plan had a term of five years. Under this plan that was terminated by the shareholders’ meeting on February 11, 2004, members of the Management Board, directors of subsidiaries and other eligible key employees could be granted nontransferable options to purchase up to 2,480,000 shares at 115% of the average closing market price of the Company’s shares during the five-day period immediately before the date of grant. For options granted immediately before the Company’s initial public offering, the exercise price was 115% of the subscription price of €31 per share. The Supervisory Board of the Company decided annually on the number of options to be granted to the Management Board. In turn, the Management Board and the governing bodies of the group companies decided annually on the number of shares to be granted to the other eligible employees. Options granted under the plan can be exercised during the five-year period starting two years after the options are granted, provided that the share price has reached or exceeded the exercise price on at least one day since the grant date. In connection with the EPCOS stock option plan 1999, Conditional Capital of the Company in the amount of up to €2.480 million was created for the issuance of up to 2,480,000 additional shares with no par value and a notional value of €1 each. The Conditional Capital became effective on October 13, 1999, when it was recorded in the German Commercial Register.

EPCOS Stock Option Plan 2004

In the shareholders’ meeting of February 11, 2004 the shareholders approved the current EPCOS Stock Option Plan 2004.

Under this plan a maximum of 2,480,000 options may be issued to the members of the Management Board of EPCOS AG, to managing directors of EPCOS affiliates and to other selected executives until February 10, 2007. The Supervisory Board of EPCOS AG decides on the number of options to be granted to the Management Board, and the Management Board on the number of options to be granted to the other eligible persons. The exercise price amounts to 115% of the base price, i. e. the average opening market price of EPCOS AG shares on the five trading days before the grant date. The exercise price is also the performance hurdle. The options may only be exercised after the expiration of a vesting period. This vesting period begins one week after the grant date and runs for at least two years. The option rights may be exercised during the five years following the vesting period. Instead of shares issued from Conditional Capital 2004 II of €2.480 million created for this purpose, the eligible persons may, at the discretion of the Company, be granted treasury shares repurchased from the stock market or paid cash settlement. The shares, to be issued from the Conditional Capital 2004 II, have no par value and their notional amount is €1 each. In the event of extraordinary, unforeseen developments, the Supervisory Board and the Management Board are authorized to introduce a cap on possible gains from stock options.

The following table summarizes stock option activity:

Stock Option Activity

	Number of options	Weighted average exercise price per share (in €)
Balance as of September 30, 2001	612,500	85.75

Granted	463,500	64.11
Exercised	—	—
Forfeited	6,250	68.96

Balance as of September 30, 2002	1,069,750	76.47

Granted	698,500	15.23
Exercised	—	—
Forfeited	30,500	66.51

Balance as of September 30, 2003	1,737,750	52.03

Granted	495,000	21.76
Exercised	—	—
Forfeited	50,500	40.54

Balance as of September 30, 2004	2,182,250	45.43

The following table summarizes all stock options issued by the Company and exercisable as of September 30, 2004:

Options Outstanding and Exercisable

As of September 30, 2004

Range of exercise prices (in €)	Granted options	Forfeited options	Remaining granted options	Options outstanding weighted average remaining contractual life (in years)	Weighted average exercise price per granted option (in €)	Weighted average exercise price per forfeited option (in €)	Weighted average exercise price per remaining granted option (in €)	Options exercisable
								Number	Weighted average exercise price (in €)
15.23	698,500	-21,500	677,000	5	15.23	15.23	15.23	—	—
21.76	495,000	-14,000	481,000	6	21.76	21.76	21.76	—	—
35.65	158,000	-7,750	150,250	2	35.65	35.65	35.65	150,250	35.65
64.11	463,500	-25,000	438,500	4	64.11	64.11	64.11	438,500	64.11
90.90-105.04	454,500	-19,000	435,500	3	103.17	105.04	103.09	435,500	103.09

15.23-105.04	2,269,500	-87,250	2,182,250	5	45.67	51.65	45.43	1,024,250	76.51

The Company has adopted the disclosure provisions of SFAS No. 123 Accounting for Stock-Based Compensation and SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure, but continues to measure stock-based compensation cost and shows personnel costs from the granting of options in accordance with APB No. 25 and its related interpretations. These personnel costs were nil in fiscal years ended September 30, 2004, 2003 and 2002.

After 158,000 options had been granted at a weighted average fair value of €21.25 per option on October 14, 1999, another 454,500 options were granted in fiscal 2001 in two tranches on November 29, 2000, and February 22, 2001. The weighted average fair value for the first tranche was €40.41 and for the second tranche €31.26 per option, measured at the respective grant date. For the entire options granted in fiscal 2001, the weighted average fair value amounted to €39.20 per option. On November 27, 2001, another 463,500 options were granted at a weighted average fair value of €25.45 per option. On November 21, 2002, additional 698,500 options were granted in fiscal 2003. The weighted average fair value amounted to €6.87 per option. On December 11, 2003, 495,000 options were granted at a weighted average fair value of €7.76 per option.

All forfeited options concern employees who left the Company.

The fair value of the Company’s stock options of fiscal 2004, 2003 and 2002 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2004, 2003 and 2002:

Average Values of Stock Options

Year ended September 30

	2004	2003	2002
Risk-free interest rate	4.13%	4.03%	4.37%
Expected life of options (in years)	5	5	5
Expected volatility	41%	50%	50%
Average expected dividend yield	1.24%	—	—

Employee Share Purchase Plan

In fiscal years 2000 through 2002, EPCOS AG adopted yearly employee share purchase plans under which employees depending on their function could purchase a number of shares determined annually at a certain discount. During fiscal 2002, the Company purchased 25,000 of its common shares in preparation for such an offer to its employees in fiscal 2003, but in October 2002, the Management Board decided not to offer an employee share purchase plan so that no shares were sold to employees in fiscal 2004 and 2003. There was no compensation expense recorded under the plan in fiscal 2004 and 2003, while it amounted to €0.313 million in fiscal 2002 respectively. The Company sold its common shares in the market in fiscal 2004. The amount of minus €0.392 million, by which the sales price was below the purchase price, is booked as decrease of the additional paid-in capital.

12. Restructuring

Due to the considerable changes in market conditions for passive electronic components since fiscal 2001, it was necessary for the Company to undertake restructuring measures to reduce the workforce, dispose of certain equipment and speed up relocation of manufacturing operations to countries with lower labor costs. On the basis of various restructuring plans in fiscal 2004 worldwide measures were taken, the costs of which can be analyzed between personnel costs and impairment of property, plant and equipment:

Restructuring Costs, net

Year ended September 30 (€ thousand)

	2004	2003	2002
Personnel costs, net	828	13,848	18,384
Impairment of property, plant and equipment (see Note 6)	3,607	—	8,648

Total restructuring costs	4,435	13,848	27,032

According to the new organizational structure of the segments in fiscal 2003 the split of restructuring costs by segment was as follows:

Segmental Analysis of Restructuring Costs, net

Year ended September 30 (€ thousand)

	2004	2003	2002
Capacitors	(925)	2,921	4,170
Ceramic Components	(89)	312	2,694
SAW Components	3,461	6,461	12,486
Ferrites and Inductors	1,988	3,826	7,268
Other	—	328	414

Total restructuring costs	4,435	13,848	27,032

These restructuring costs mainly impact cost of sales. Personnel restructuring costs primarily relate to reduction of blue-collar jobs.

Parts of accruals were canceled because of structural changes compared with the planned reduction of manpower and fluctuation of employees.

The development of accruals and liabilities for personnel restructuring costs during fiscal 2004 and 2003 is as follows:

Development of accruals and liabilities

	Number of employees	Accruals and liabilities (€ thousand)
As of September 30, 2002	857	35,157

Increase in accruals/liabilities, net	521	13,848
Usage	(539)	(18,167)

As of September 30, 2003	839	30,838

Increase in accruals/liabilities, net	12	828
Usage	(197)	(8,550)

As of September 30, 2004	654	23,116

13. Other Income, Net

Net other income of €12.201 million mainly consists of Portuguese government grants in amount of €7.577 million and of grants for research in amount of €3.852 million for an Austrian affiliate. The net other income of €4.359 million in fiscal 2003 mainly consists of a compensation paid by a third party to an American subsidiary for the termination of a contract in amount of €2.619 million, a profit on a settlement of VAT liabilities in amount of €1.074 million of an Indian subsidiary and export compensation in amount of €0.602 million.

14. Income Taxes

Consolidated income (loss) before income taxes and minority interests was attributable based on taxation aspects to domestic and foreign sources as follows:

Income (Loss) before Income Taxes

Year ended September 30 (€ thousand)

	2004	2003	2002
Germany	1,257	(32,957)	(81,435)
Foreign	57,814	29,665	2,897

	59,071	(3,292)	(78,538)

The provision (benefit) for income taxes consisted of the following:

Provision (Benefit) for Income Taxes

Year ended September 30 (€ thousand)

	2004	2003	2002
Current taxes
Germany	3,087	1,683	457
Foreign	8,328	6,163	3,590

Deferred taxes
Germany	274	(12,259)	(27,981)
Foreign	(2,069)	(5,781)	(16,120)

	9,620	(10,194)	(40,054)

The subsidiary in Singapore was granted a tax holiday by the government of Singapore relating to production of SAW components there until 2008. Based on the pre-tax income of €49.425 million, €42.718 million, and €39.796 million for the years ended September 30, 2004, 2003 and 2002 respectively, relating to this production facility, and the statutory tax rate of 20% for 2004 and 22% for 2003 and 2002 in Singapore, the effect of the tax holiday for the years ended September 30, 2004, 2003 and 2002 on net income amounts to €9.885 million, €9.398 million and €8.755 million respectively, and the effect on basic net income per share is €0.15, €0.14 and €0.13 respectively.

Reconciliation of income taxes for the years ended September 30, 2004, 2003 and 2002 based on the German corporate tax rate plus the after federal tax benefit rate for trade taxes for a consolidated statutory rate of 40% for fiscal 2004, 41% for fiscal 2003 and 40% for fiscal 2002 respectively results in the following figures:

Reconciliation of Income Taxes

Year ended September 30 (€ thousand)

	2004	2003	2002
Expected provision (benefit) for income taxes	23,629	(1,350)	(31,415)
Foreign tax rate differential	(20,410)	(21,234)	(13,780)
Change in valuation allowance	3,539	9,456	4,367
Change in deferred taxes resulting from a change in German tax rate	—	179	109
Non-deductible expenses Germany	2,177	1,881	1,418
Foreign withholding tax	633	527	288
Tax expense prior years Germany	24	491	340
Trade tax differential Germany	339	(273)	(245)
Other	(311)	129	(1,136)
Actual provision (benefit) for income taxes	9,620	(10,194)	(40,054)

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

In September 2002, the German government enacted new tax legislation which has temporarily raised the statutory corporate income tax rate to 26.5% (plus a solidarity surcharge of 5.5%) for only fiscal 2003, in order to aid the victims of the flood in Germany. At September 30, 2002, those deferred tax assets and liabilities of German companies which were expected to be realized or settled within the next year (2003) were therefore calculated with a combined income tax rate of 41% (including 13% trade tax rate). Deferred taxes of German companies as of September 30, 2003, and September 30, 2004, have been calculated with the combined income tax rate of 40% due to the October 2000 tax reform.

In December 2003, the German parliament passed a new tax legislation. Amongst other things, new regulations for the utilization of net operating losses were introduced. As an effect of this, longer periods are needed for the utilization of tax loss carryforwards.

In the fiscal year ended September 30, 2004 there was a tax reform enacted in Austria. Amongst other things, the corporate tax rate was reduced from 34% to 25% in the future. Due to this change the Austrian affiliate had to revalue the deferred tax items, which has led to a tax expense of €5.145 million.

Deferred income tax assets and liabilities as of September 30, 2004 and 2003, are summarized as follows:

Deferred Income Tax Assets and Liabilities

As of September 30 (€ thousand)

	2004	2003
Inventories	4,925	4,481
Fixed assets	14,362	9,778
Net operating loss and tax credit carryforwards	66,362	79,835
Accrued expenses	12,065	12,291
Pension liabilities	51,844	48,000
Other liabilities	8,690	1,848
Other	2,207	1,659

Gross deferred tax assets	160,455	157,892

Deferred tax asset valuation allowance	(17,443)	(13,904)

Net deferred tax assets	143,012	143,988
Receivable provisions	(1,846)	(3,547)
Inventories	(814)	(980)
Fixed assets	(53,532)	(53,282)
Accrued expenses	(15,660)	(11,587)
Other	(7,988)	(10,546)

Gross deferred tax liabilities	(79,840)	(79,942)

Deferred tax assets, net	63,172	64,046

The net operating loss carryforward relates mainly to the German, Austrian, French and Spanish operations. EPCOS AG has changed the Company’s pension scheme in the previous fiscal year. Liabilities are transferred to and payments will be made by a relief fund named EPCOS AG (UK EPCOS e.V.). A taxable income of €95.588 million in fiscal 2003 and €3.400 million in fiscal 2004 has been generated from the conversion at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has arisen between the book value and the tax basis, which has led to a deferred tax asset of €38.235 million at September 30, 2003 and of €39.595 million at September 30, 2004.

Net deferred tax assets and liabilities are recorded in the consolidated balance sheets as of September 30, 2004 and 2003, as follows:

Deferred Income Tax Assets and Liabilities in Consolidated Balance Sheets

As of September 30 (€ thousand)

	2004	2003
Deferred tax assets
Current	9,366	7,523
Non-current	72,561	83,022

Deferred tax liabilities
Current	(5,847)	(12,236)
Non-current	(12,908)	(14,263)

	63,172	64,046

As of September 30, 2004, the Company had consolidated net operating loss (NOL) carryforwards amounting to €195.810 million, of which €3.467 million expire by 2009 and €192.343 million expire later than 2009 or have no expiry date. These figures show the gross amount of the available NOLs. In addition, the subsidiary in Spain has a tax credit amount of €1.968 million at its disposal which will expire in 15 years. The Company’s valuation allowances increased from 2003 to 2004 by €3.539 million, in 2002 to 2003 by €9.456 million and from 2001 to 2002 by €4.367 million. The valuation allowance reduced the deferred tax asset to a net amount that will more likely than not be realized, based on the Company’s estimate of future earnings and the expected timing of temporary difference reversals.

The Company did not make provision for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries for the year ended September 30, 2002, because these earnings were intended to be indefinitely reinvested in those operations. At September 30, 2003 the Company made provisions for income taxes of €2.016 million and at September 30, 2004 €2.802 million on retained earnings of foreign subsidiaries. Income taxes on the remaining earnings of €70.782 million of foreign subsidiaries have not been provided, because such earnings are intended to be indefinitely reinvested in those operations. It is not economically practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

15. Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2004, 2003 and 2002:

Earnings (Loss) per Share

Year ended September 30

	2004	2003	2002
Net income (loss) (€ thousand)	49,228	6,744	(38,500)
Income impact of assumed conversion convertible bond (net of tax)	2,125	—	—

Adjusted net income (loss)	51,353	6,744	(38,500)

Denominator for basic earnings per share (weighted average shares)	65,296,107	65,275,000	65,288,838
Effect of dilutive shares - stock options	74,386	—	—
Effect of dilutive shares - convertible bond	6,500,000	—	—

Denominator for diluted earnings per share (weighted average shares)	71,870,493	65,275,000	65,288,838

Earnings (loss) per common share (in €)
basic	0.75	0.10	(0.59)
diluted	0.71	0.10	(0.59)

For fiscal year 2003, 6,500,000 shares resulting from the convertible bonds were not considered, because the inclusion would be antidilutive.

For the year ended September 30, 2002, 18,059 potentially dilutive shares from stock options were not added to the denominator, because inclusion of such shares would have been antidilutive.

16. Pensions

The Company provides pension benefits principally under several defined-benefit pension plans. September 30 is the measurement day of the leading plans. Virtually all of the Company’s salaried employees in Germany are covered by two defined-benefit pension plans. The Company’s employees in Brazil are covered by two funded defined-benefit pension plans. Both US subsidiaries, EPCOS Inc., Iselin, New Jersey, and Crystal Technology, Inc., Palo Alto, California, were part of a multi-employer plan with Siemens Corporation, New York, until fiscal 2001. Since fiscal 2002, these subsidiaries provide pension benefits to their employees under a funded defined-benefit plan. The respective portion of obligations and plan assets were transferred to EPCOS Inc. by Siemens Corporation.

Taking effect fiscal 2002, the Company started a pension deferred compensation plan for German employees, which gives these employees the opportunity to convert part of their compensation to a pension based on amounts contributed including the interest earned thereon at retirement age. The provision for future payments to retired staff is determined by an actuary.

The liability is recorded at the maximum of the market value of the plan assets and the actuarial present value of the guaranteed financial funds.

In fiscal year 2003 the Company transferred its accumulated benefit obligation relating to the vested and non-vested portions of its defined benefit pension plan in Spain to an external pension fund for a payment of €0.632 million. This amount was paid at due date in November 2002. The transaction was accounted for as a settlement and curtailment since the defined benefit plan was settled and replaced by a defined contribution plan.

Payments for defined contribution plans amounted to €1.639 million in fiscal 2004, €1.941 million in fiscal 2003 and €1.765 million in fiscal 2002.

Consolidated information regarding all of the Company’s pension plans at the dates indicated is presented in the following tables.

The following table presents the changes in projected benefit obligations (“PBO”) during the years indicated:

Changes in Projected Benefit Obligations

Year ended September 30 (€ thousand)

	2004	2003	2002
Projected benefit obligations (“PBO”) at beginning of year	150,575	142,797	116,420
Introduction of a pension plan in USA	—	—	16,579
Service cost	5,334	4,910	5,683
Interest cost	8,579	8,478	8,264
Actuarial losses	4,631	3,836	2,958
Foreign exchange rate changes	(1,104)	(2,706)	(2,850)
Benefits paid	(5,626)	(5,905)	(4,410)
Business combinations	—	—	244
Curtailments	(36)	(120)	—
Settlements	(526)	(715)	(91)

Projected benefit obligations (“PBO”) at end of year	161,827	150,575	142,797

The accumulated benefit obligation at end of fiscal year 2004 amounts to €149.394 million.

The following table presents the changes in plan assets during the fiscal years indicated:

Changes in Plan Assets

Year ended September 30 (€ thousand)

	2004	2003	2002
Fair value of plan assets at beginning of year	15,351	16,320	2,203
Introduction of a pension plan in USA	—	—	15,276
Actual return on plan assets	1,505	409	(399)
Foreign exchange rate changes	(780)	(2,169)	(1,946)
Employer contributions	1,158	1,536	2,063
Benefits paid	(748)	(745)	(877)

Fair value of plan assets at end of year	16,486	15,351	16,320

The plan asset allocation is as follows:

Plan Assets Allocation

Year ended September 30 (in %)

	2004	2003
Investment in stocks	58.3	56.0
Bonds	40.4	38.6
Other	1.3	5.4

Total	100.0	100.0

The investment managers of the plan assets seek to reduce volatility by their investment strategy. Thus the exposure to corporate bonds is limited to 50%. The bonds require a minimum rating of Standard & Poor’s or Moody’s of A or better at the date of purchase. The exposure to equity instruments is limited to 60%. The stock investment in any corporation is limited to 5% of total equity assets within the plan assets.

A reconciliation of the funded status with the amounts recognized in the consolidated balance sheets is as follows:

Reconciliation of Funded Status with Consolidated Balance Sheets

As of September 30 (€ thousand)

	2004	2003
Funded status of plans *)	(145,341)	(135,224)
Unrecognized prior service cost	756	883
Unrecognized actuarial net losses	20,285	16,475
Intangible assets	(552)	(686)
Additional minimum liability	(9,532)	(5,039)

Net amount reported in the consolidated balance sheets	(134,384)	(123,591)
Less current portion	7,817	5,154

Long-term portion of pension liability	(126,567)	(118,437)

*)	Difference between projected benefit obligations and fair value of plan assets.

The additional minimum pension liability increased by €4.493 million from the previous year. This change effected other comprehensive income in the amount of €2.696 million (net of tax) in fiscal 2004.

The following table presents the components of net pension cost for the years ended September 30, 2004, 2003 and 2002:

Net Pension Cost

Year ended September 30 (€ thousand)

	2004	2003	2002
Service cost	5,334	4,910	5,683
Interest cost	8,579	8,478	8,264
Expected return on plan assets	(1,149)	(1,153)	(1,316)
Amortization of unrecognized obligation	—	888	888
Amortization of unrecognized actuarial gains or losses	265	—	—
Unrecognized prior service cost	82	82	116
Curtailment gains	(36)	—	—

Net periodic pension cost	13,075	13,205	13,635

Assumed discount rates and rates of increase in compensation used in calculating the PBO together with long-term rates of return on plan assets vary with the economic conditions of the country in which the retirement plans apply, which is principally Germany after settlement and curtailment of the Austrian plan. The weighted average assumptions used in calculating the actuarial values for the principal pension plans were 5.25% for the discount rate in fiscal 2004, 5.50% in fiscal 2003 and 5.75% in fiscal 2002. The compensation increases were assumed to be 2.00% in fiscal 2004, 2.75% in fiscal 2003 and 3.00% in fiscal 2002. The expected return on plan assets for the funded pension plan transferred to EPCOS Inc. in fiscal 2004 was 7.00% as it was in the previous year. The expected return on plan assets of the Brazilian subsidiary amounts to 13.00% unchanged from last year.

The following table presents the estimated pension payment for the next ten years:

Forecast payment of pensions

Year ended September 30 (€ thousand)

2005	7,068
2006	6,556
2007	6,879
2008	7,320
2009	8,190
2010 till 2014	45,062

17. Supplemental Cash Flow Information

Cash payments for income taxes, dividends and interest for the years ended September 30, 2004, 2003 and 2002, were as follows:

Payments for Income Taxes, Interest, and non-cash transactions

Year ended September 30 (€ thousand)

	2004	2003	2002
Payments for
Income taxes	9,268	35,589	38,874
Interest net of amounts capitalized	11,045	10,249	6,571

Non-cash transactions
Acquisition of equipment under capital lease	—	585	264

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

These hedging contracts are commodity contracts to hedge price fluctuations for palladium over a period of one to ten months.

The gains or losses are reclassified in the statements of operations, as soon as the underlying transactions materialize, while the ineffective portion of these hedging contracts is recorded directly in the statements of operations. The statement of operations as of the fiscal year ending on September 30, 2004, was influenced by reclassification of gains from other comprehensive income/loss in amount of €1.095 million gross and €0.722 million net of tax respectively. The statements of operations were not affected by any changes in the market values due to the ineffective portion of the hedges. The unrealized losses due to commodity contracts will be reported in total within the statement of operations of the next fiscal year because of the maturity date.

Interest Rate and Cross-currency Swaps

For hedging of currency and interest rate risks, the Company entered in cross-currency and interest rate swaps with a notional amount of €32,000 million. The swaps have several maturities up to May 30, 2008.

These swaps are marked to market and included in other liabilities or assets.

Fair Value of Financial Instruments

The carrying amounts of the Company’s significant financial instruments as of September 30, 2004 and 2003, are summarised here. The carrying values of the Company’s cash and cash equivalents, trade accounts receivable and payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair market values as of September 30, 2004 and 2003, due to their short-term maturity. The carrying amounts of the Company’s variable rate debt likewise approximate fair value because the interest rates are based on floating rates that reflect market rates. The fair value of the Company’s long-term fixed rate debt is estimated using discounted cash flow analysis based on the Company’s current borrowing rates for debt with similar maturities. Because considerable judgment is required in interpreting market data to develop estimates of fair value, the estimates do not necessarily indicate the amounts that could be realized or would be paid in a current market transaction. The effect of using different market assumptions or estimate methodologies may be material to the estimated fair value amounts.

The following table summarizes the carrying amount and fair value of the Company’s fixed rate long-term debt and derivative financial instruments:

Carrying Amount and Fair Value

As of September 30 (€ thousand)

	2004			2003
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Convertible bonds	—	124,240	132,203	—	123,855	141,027
Fixed rate long-term debt	—	88,803	86,835	—	98,677	95,768
Forward exchange contracts	217,077	231	231	210,619	(252)	(252)
Cross-currency and Interest rate swaps	32,000	1,319	1,319	26,000	(424)	(424)
Commodity contracts	7,899	(1,721)	(1,721)	8,313	1,334	1,334

Concentrations of Risk

The Company has business relationships with numerous customers and affiliates around the world. From a risk standpoint apart from Siemens (see Note 9), there have been no other mayor customers in fiscal 2004 and 2003. In fiscal 2002 the Company had revenues with one other customer amounting to €183.653 million (14% of total net sales). Although the Company has a large volume of receivables from a limited number of customers, such receivables are managed under standard commercial terms. Consequently, in management’s opinion, any concentration of credit risk relating to these customers is appropriately monitored. The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing requirements. The Company purchases a significant amount of raw materials and supplies from single sources on grounds of technology, availability, price, quality and other criteria. Should a major delivery from such a single-source supplier be delayed or curtailed, the Company’s ability to ship the related product in the desired quantity on time may be impaired. The Company attempts to mitigate these risks by working closely with key suppliers on product plans, strategic inventory levels and coordinated product launches.

19. Commitments and Contingencies

(a) Leases

The Company currently leases manufacturing, executive and administrative facilities, and various types of equipment under operating lease agreements. In addition, the Company has entered into capital lease agreements for certain office equipment that expire during the next two years. Many lease agreements include renewal or purchase options. In most cases, management expects that in the normal course of business, lease agreements will be renewed or replaced by other agreements. Rental expense for all operating lease agreements charged against earnings amounted to €23.559 million, €24.443 million and €29.363 million for the years ended September 30, 2004, 2003 and 2002 respectively. These amounts include lease payments to Siemens of €4.685 million, €5.325 million and €6.692 million for the three years respectively. No contingent lease agreements exist.

Assets under capital lease agreements are included in the consolidated balance sheets as follows:

Capital Lease Assets

As of September 30 (€ thousand)

	2004	2003
Technical equipment, machinery and other equipment	113	1,793
Less accumulated depreciation	—	(685)

Net assets under capital lease	113	1,108

Depreciation of assets held under capital lease agreements is included within depreciation and amortization expense.

Depreciation on assets under capital lease amounted to €0.023 million, €0.144 million and €0.071 million for the years ended September 30, 2004, 2003 and 2002 respectively.

The following is a summary of future minimum lease payments under capital and operating lease agreements that had initial or remaining periods of notice of more than one year:

Future Minimum Lease Payments

As of September 30, 2004 (€ thousand)

	Capital lease	Operating lease
2005	58	17,048
2006	16	14,756
2007	—	11,751
2008	—	5,904
2009	—	4,396
Thereafter	—	14,543

Total minimum lease payment	74	68,398

Less amount representing interest	(7)

Present value of net minimum capital lease payments	67
Less current portion of obligations under capital lease	(53)

Obligations under capital lease, excluding current portion	14

Effective October 1, 1999, the Ceramic Components Division entered into a lease with Siemens for a facility in Austria. Annual lease payments for the ten-year term of the contract amount to €1.190 million. The Company’s Austrian subsidiary also has an operating lease agreement for a factory building with annual lease payments of €2.150 million and €2.411 million in fiscal 2004 and fiscal 2003 respectively. The contract, beginning January 2001, cannot be terminated during its 15-year term. The resulting commitments are included in the above table.

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

With effect from October 1, 2002, EPCOS modified its organizational structure in response to changing market conditions. Microwave ceramic filters and multilayer ceramic modules were transferred from the Ceramic Components segment to the Surface Acoustic Wave (SAW) Components segment. This change took into account that modules are evolving more and more into complete solutions that integrate SAW filters as well. Inductors, which used to belong to the Capacitors segment, have been combined with ferrites in the new Ferrites and Inductors segment because a steadily rising share of ferrite cores are processed into inductive components by EPCOS. These modified structures also affected financial reporting by EPCOS. Accordingly, the segment information for prior years had been restated to conform to the current operating structure.

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

Information on the business segments is presented in the following table:

Financial Information on Business Segments

(€ million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
2004
Net sales to third and related parties	353.7	374.3	449.7	184.5	—	1,362.2
EBIT	(11.3)	19.4	57.2	(0.4)	—	64.9
Interest result, net						(5.9)

Income before income taxes and minority interest						59.1
Depreciation and amortization	30.3	33.0	74.5	15.4	2.1	155.3
Capital expenditures	26.3	30.6	41.5	10.0	3.0	111.4

Total assets	447.4	393.3	418.7	226.8	—	1,486.2

2003
Net sales to third and related parties	350.4	355.8	403.8	161.6	—	1,271.6
EBIT	(10.8)	15.9	16.7	(16.3)	—	5.5
Interest result, net						(8.8)

Loss before income taxes and minority interest						(3.3)
Depreciation and amortization	31.3	30.2	78.5	14.5	2.8	157.3
Capital expenditures	18.8	25.9	37.0	12.2	4.5	98.4

Total assets	419.9	375.6	411.9	221.6	—	1,429.0

2002
Net sales to third and related parties	355.9	338.0	471.2	146.6	—	1,311.7
EBIT	(14.8)	(9.8)	(4.7)	(42.8)	—	(72.1)
Interest result, net						(6.4)

Loss before income taxes and minority interest						(78.5)
Depreciation and amortization	28.2	31.2	94.5	15.3	2.4	171.6
Capital expenditures	36.9	23.9	40.0	21.3	9.4	131.5

Total assets	388.4	329.5	444.0	181.7	—	1,343.6

Information on the principal geographical areas, net sales for the years ended September 30, 2004, 2003 and 2002, and identifiable assets as of September 30 in those years are presented in the following table:

Financial Information on Geographical Areas

As of September 30 (€ million)

	2004		2003		2002
	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets
Europe
Germany	366.3	233.5	351.5	234.5	317.1	243.2
Austria	33.6	83.2	30.1	84.5	28.7	94.9
Other	401.0	151.6	417.1	161.5	490.7	170.1
Asia	393.8	103.3	328.9	138.6	300.4	189.3
United States	78.6	10.7	75.6	13.2	95.3	24.3
Other	88.9	22.1	68.4	17.2	79.5	15.3

Total	1,362.2	604.4	1,271.6	649.5	1,311.7	737.1

21. Acquisitions

During the years ended September 30, 2003 and 2002, the Company made a number of relatively small acquisitions, all of which were accounted for under the purchase accounting method and included in the consolidated financial statements.

The Company adopted SFAS No. 141 Business Combinations which was effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations have to be accounted for by the purchase method and requires separate recognition of intangible assets apart from goodwill, if they meet contractual-legal criteria or a separability criterion. None of the Company’s acquisitions during the fiscal years ended September 30, 2004, 2003 and 2002 were significant to the Company’s results of operations for the respective periods.

In total the Company paid €9.703 million in fiscal 2003 and €2.813 million in fiscal 2002 net of cash acquired for acquisitions of consolidated companies. Goodwill of €8.909 million in fiscal 2003 and €0.209 million in fiscal 2002 arose on these transactions.

Munich, November 15, 2004

Pegam	Dr. Backes	Unterlass

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1	Articles of Association of EPCOS AG (English translation), as amended in February 2004 (as registered with the commercial register of the lower court of Munich in April 2004)

2.1	Form of Deposit Agreement between EPCOS AG, Morgan Guaranty Trust Company of New York and Owners and Holders of American Depositary Receipts (incorporated by reference to exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

2.2	Form of Share Certificate (English Translation) (incorporated by reference to exhibit 4.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

2.3	Form of American Depositary Receipt (incorporated by reference to exhibit 4.3 included in exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

4.1	Contribution Agreement between Siemens Aktiengesellschaft, Matsushita Electronic Components (Europe) GmbH and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 29, 1999 (incorporated by reference to exhibit 10.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.2	Shareholders’ Agreement by and between Siemens AG and Matsushita Electric Industrial Co., Ltd., Matsushita Electronic Components Co., Ltd. and Matsushita Electronic Components (Europe) GmbH, dated June 29, 1999 (incorporated by reference to exhibit 10.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.3	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 30, 1999 (incorporated by reference to exhibit 10.3 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.4	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and EPCOS AG, effective on June 30, 2004.

4.5	Technical Cooperation Agreement between Matsushita Electronic Components Co. Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.6	Amendment Agreement to the Technical Cooperation Agreement between Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999), effective on June 30, 2004.

4.7	Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.8	Amendment Agreement to the Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999), effective on June 30, 2004.

4.9	Rental Contract for Commercial Business Space between Industrieverwaltungsgesellschaft Aktiengesellschaft and Siemens Matsushita Components GmbH & Co. KG, effective as of July 1, 1994 (as supplemented and amended) (as example of form of rental contract relating to 11 properties leased by SAW components product group) (incorporated by reference to exhibit 10.6 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.10	Rental Contract for Commercial Business Space between Siemens Immobilien Management GmbH & Co. oHG, represented by Siemensstadt-Grundstücksverwaltung GmbH & Co. oHG, and Siemens Matsushita Components GmbH, dated July 16, 1999 (incorporated by reference to exhibit 10.9 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.11	Rental Contract for Commercial Business Space between Siemens Aktiengesellschaft and Siemens Matsushita Components GmbH, dated August 6, 1999 (incorporated by reference to exhibit 10.10 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.12	Framework Agreement between Siemens AG and EPCOS AG Regarding Technical Developments of Siemens Central Technical Division, effective July 1, 1999 (incorporated by reference to exhibit 10.11 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.13	Memorandum by and between Ceramics Division of Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Components oHG, made and entered into as of July 7, 1998 (incorporated by reference to exhibit 10.12 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.14	Technical Know-How Agreement between EPCOS oHG and Matsushita Electronic Components Co., Ltd., made and entered into as of July 25, 2001 (incorporated by reference to Exhibit 4.11 of EPCOS’ Annual Report for fiscal year ended September 30, 2002 on Form 20-F, filed on March 24, 2003).

4.15	Know-How License Agreement by and between Matsushita-Kotobuki Electronics Industries, Ltd. and Siemens Matsushita Components GmbH & Co. KG, made and entered into as of January 15, 1999 (incorporated by reference to exhibit 10.13 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.16	Form of Management Contract.

8	List of Subsidiaries of EPCOS AG at September 30, 2004.

12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Declaration of Conformity pursuant to the German Corporate Governance Code, dated December 13, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG (Registrant)

By:	/s/ Wilfried Backes
Dr. Wilfried Backes Chief Financial Officer

Date: March 16, 2005