Form 20-F/A
period 2004-09-30
EPCOS AG
filed 2005-07-26
CIK 1095409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This amended annual report on Form 20-F/A dated July 26, 2005 is being filed solely to amend “Item 15. Controls and Procedures” by replacing the first paragraph with the following paragraph:

“Evaluation of disclosure controls and procedures. EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2004. Based on that evaluation, the CEO and the CFO concluded that, as of September 30, 2004, EPCOS’ disclosure controls and procedures were effective and designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management.”

Other than the foregoing item, no part of the annual report on Form 20-F filed on March 17, 2005 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 17, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG (Registrant)

By:	/s/ Wilfried Backes
Dr. Wilfried Backes Chief Financial Officer

Date: July 26, 2005