Form 20-F
period 2005-09-30
EPCOS AG
filed 2006-03-23
CIK 1095409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934  ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934  ☒

For the fiscal year ended September 30, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-14964

EPCOS AG

(Exact name of Registrant as specified in its charter)

N/A	Federal Republic of Germany
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

St.-Martin Strasse 53, D-81669 Munich, Federal Republic of Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share, no par value, notional value €1	New York Stock Exchange

Ordinary shares, no par value, notional value €1*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the trading of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2005: 65,300,000 ordinary shares, no par value, notional value €1.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐    Not applicable  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☒        Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this annual report on Form 20-F, the terms the “Company,” “we,” “us” and “our” refer to EPCOS AG including its predecessor companies and subsidiaries when the context requires.

As used herein, references to “€” are to euro and references to “dollars,” “USD” or “$” are to U.S. dollars.

For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information – Exchange Rates.” On March 21, 2006, the noon buying rate for the euro was €1.00 = $ 1.2079, translated from euros at the official fixed exchange rate. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. We discuss the impact of exchange rate fluctuations on our business below under Item 5. “Operating and Financial Review and Prospects” and Item 3. “Key Information.”

The consolidated financial statements for each of the years in the three-year period ended September 30, 2005 (the “Consolidated Financial Statements”) included in this Form 20-F, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Many factors may influence our actual results and cause them to differ materially from expected results as described in forward-looking statements. Such factors include:

•	changes in our customers’ industries,

•	technological developments impacting the prospects for our products,

•	slower growth in significant markets,

•	decline in demand and more pronounced recessionary trends in our markets,

•	interest rate levels,

•	currency exchange rates, including the euro – U.S. dollar and euro – Japanese yen exchange rates,

•	increasing levels of competition in Europe, North America, Asia and other international markets for our products,

•	changes in our business strategy,

•	changes in our relationships with our principal shareholders,

•	the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations,

-ii-

•	unforeseen additional costs in connection with the sale of our tantalum business unit,

•	unforeseen environmental obligations,

•	changes in laws and regulations,

•	interruption of production due to strikes, acts of nature, or other unforeseeable events,

•	unforeseeable events impacting the economy on a global basis, and

•	general economic and business conditions and competitive factors, in each case on a global and regional basis.

We disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-iii-

-iv-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

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

	Fiscal year ended September 30,
	2005	2004	2003	2002	2001
	(euro in millions, except per share amounts)
Consolidated statement of income data:
Net sales	1,237.5	1,362.2	1,271.6	1,311.7	1,905.3
Gross profit	121.0	270.5	212.4	163.5	465.0
Operating income/(loss)	(78.9)	59.0	8.0	(77.5)	214.0
Net income/(loss)	(119.3)	49.2	6.7	(38.5)	148.6
Basic earnings/(loss) per share	(1.83)	0.75	0.10	(0.59)	2.28
Diluted earnings/(loss) per share	(1.83)	0.71	0.10	(0.59)	2.28

	As of September 30,
	2005	2004	2003	2002	2001
	(euro in millions)
Consolidated balance sheet data:
Working capital	288.5	314.0	228.3	26.9	59.4
Property, plant and equipment, net	576.3	604.4	649.5	737.1	802.8
Total assets	1,376.9	1,486.2	1,429.0	1,343.6	1,417.7
Short-term borrowings	107.5	103.0	96.7	126.4	109.8
Long-term debt, excluding current installments	206.1	192.7	215.0	65.5	49.7
Shareholders’ equity	556.5	679.6	638.7	642.2	695.3

	Fiscal Year ended September 30,
	2005	2004	2003	2002	2001
	(euro in millions, except per share amounts)
Other data:
Earnings/(loss) before interest, taxes and minority interest (“EBIT”)	(88.4)	64.9	5.5	(72.1)	207.9
Capital expenditures	152.6	111.4	98.4	131.5	348.9
Depreciation and amortization	208.1	155.3	157.3	171.6	193.9
Dividends per share	—	—	—	—	1.0	*

*	Declared on March 6, 2001 in respect of fiscal year 2000.

At September 30, 2005, we had 65,300,000 ordinary shares outstanding. Our basic earnings per share are calculated on the basis of the weighted average shares outstanding of 65,300,000 for fiscal year 2005, 65,296,107 for fiscal year 2004, 65,275,000 for fiscal year 2003, 65,288,838 for fiscal year 2002 and 65,289,526 for fiscal year 2001. For potentially dilutive securities outstanding during the fiscal year ended September 30, 2005, see Note 16 to our Consolidated Financial Statements. Under two stock option plans adopted by our shareholders on September 28, 1999 (the “1999 SOP”) and February 11, 2004 (the “2004 SOP”), respectively, we granted to our management and some of our employees

•	options to purchase a total of 2,269,500 shares under the 1999 SOP;

•	in December 2004, options to purchase a further 340,000 shares under the 2004 SOP; and

•	in December 2005, options to purchase a further 339,000 shares under the 2004 SOP.

For further information see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrant or Subsidiaries.” We have not paid any dividends in respect of fiscal years 2001 through 2005. Our dividends per share in respect of fiscal year 2000 amounted to $ 0.9274, based on the noon buying rate for €1.00 on March 7, 2001, the date of payment. For further information on statutory limitations to our ability to pay dividends, see Item 8. “Financial Information – Dividend Policy.”

We present EBIT because that is the basis on which our management evaluates the operating performance of our four reportable segments and of the Company as a whole and on which it establishes budgets and operational goals. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance and especially about the performance of our separate business segments. We believe that EBIT is a better measure of operating performance than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes, whereas EBIT permits investors to examine the performance of each business segment and the Company as a whole between years with a higher degree of comparability.

We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus interest income plus interest expense. The following table reconciles EBIT for each year shown in the table above to the net income reported for such year:

Reconciliation of EBIT to net income

	Fiscal Year ended September 30,
	2005	2004	2003	2002	2001
	(euro in millions)
Net income (loss)	(119.3)	49.2	6.7	(38.5)	148.6
Minority interest	0.2	0.2	0.2	0.0	1.2
Provision (benefit) for income taxes	22.0	9.6	(10.2)	(40.1)	55.9
Interest income	(3.2)	(4.3)	(1.9)	(1.7)	(4.6)
Interest expense	11.8	10.2	10.7	8.2	6.8

EBIT	(88.4)	64.9	5.5	(72.1)	207.9

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

Average exchange rates of U.S. dollars per euro

Average
Fiscal year ended September 30, 2005	1.2727
Fiscal year ended September 30, 2004	1.2199
Fiscal year ended September 30, 2003	1.0919
Fiscal year ended September 30, 2002	0.9208
Fiscal year ended September 30, 2001	0.8886

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2005 through March 2006:

Recent exchange rates of U.S. dollars per euro

	High	Low
September 2005	1.2538	1.2011
October 2005	1.2148	1.1914
November 2005	1.2067	1.1667
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
March 2006 (through March 21, 2006)	1.2197	1.1886

The noon buying rate for euro on September 30, 2005 was €1.00 = $ 1.2058. The noon buying rate on March 21, 2006 was €1.00 = $ 1.2079.

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

If the anticipated moderate growth in the global economy and in the electronics industry is weaker or shorter than expected, demand in the electronic component industry may decline again, which could lead to increased price erosion and adversely affect our results of operations. After a prolonged downturn in the global economy in general and the passive electronic component industry in particular, we experienced a global upturn in the first half of fiscal year 2004, accompanied by a generally positive trend in demand for passive electronic components from all industries and regions. However, this recovery slowed down quickly and was followed by a further downturn, especially in our home market Europe, lasting until the second quarter of fiscal year 2005. During the periods of economic downturn, we suffered from declining demand in the passive electronic component industry, which caused a significant drop in our average sales prices, resulting in a reduction in our gross margins and operating profits, though demand for passive components stabilized somewhat in the second half of fiscal year 2005. As the future development of the global economy and the demand of the electronic component industry remain uncertain, it has been more difficult for us to predict our future sales, which has made it more difficult to manage our operations. If the current economic recovery is weaker or shorter than expected, such developments may recur, which could adversely impact our results of operations.

We must consistently reduce the total costs of our products to combat the impact of downward price trends and may incur additional restructuring costs in future. Our industry is intensely competitive, and prices for existing products tend to decrease steadily over their life cycle. Pricing pressure was notably pronounced in fiscal years 2002 and 2003 as demand declined. Even though prices stabilized in the second half of fiscal year 2004, there was substantial and continuing pressure from customers to reduce the total cost of using our parts and components. In the first half of fiscal year 2005, orders for passive electronic components dropped again due to weak demand in the industry, causing price pressure. This trend was intensified by an unfavorable USD/euro exchange rate. As demand stabilized somewhat in the second half of the fiscal year, pressure on prices for passive electronic components eased. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. For a more complete discussion of the competitive factors affecting our major markets, see Item 4. “Information on the Company – Competition.” As a result of our efforts to streamline operations in response to the competition in the electronic components market, we incurred restructuring costs during fiscal year 2005 and may incur additional restructuring costs in future.

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

Exchange rate fluctuations could affect our ability to price our products competitively. Many of our competitors are based in Japan, the United States, Asia (especially China) and other countries whose currencies fluctuate against the euro. Our business will suffer if we are unable to compensate for any competitive advantage others may derive from having a substantial portion of their costs based in another currency if this currency should weaken vis-à-vis the euro. In recent years, we have increasingly relocated our value chain and materials-sourcing activities from Central Europe to countries with lower labor costs. The currencies in many of these countries are more or less closely tied to the U.S. dollar. If our competitors benefit from weakening currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins. This was the case in particular in fiscal year 2004 as well as in the first quarter of fiscal year 2005, when the increasing devaluation of the U.S. dollar and Yen against the euro intensified price erosion for our products. If the weakness of the USD will continue, it could intensify price erosion for our products further and our competitive position and profitability may suffer.

Cyclical changes in our customers’ industries have resulted, and may in future result, in significant fluctuations in demand for our products, increasing our unit costs and reducing our profitability. Most of our customers are in cyclical industries. Their requirements for passive components fluctuate significantly as a result of changes in general economic activity and other factors. During periods of increasing demand they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products has peaked and begins to decline, as happened in the second half of fiscal year 2004 and in the first half of fiscal year 2005, they tend to decrease rapidly or even cancel orders for our products while they use up accumulated stocks. During the first half of 2005 in particular, persistent price erosion reduced our profitability because reduction of these inventories lasted unexpectedly long and we were not able to utilize production capacity as planned. Business cycles vary somewhat in different geographical regions and customer industries. Significant fluctuations in sales of our products increase our unit costs and reduce our potential profitability by making it more difficult for us to predict our production, raw materials and shipping needs. We are also vulnerable to general economic events or trends beyond our control, and our sales and profits may suffer in periods of weak demand.

We must continue to develop innovative products and production techniques to combat downward price pressure for our products and to meet market requirements. EPCOS operates primarily in markets that are subject to very rapid technological change. Sustaining and improving our profitability depends a great deal on our ability to develop new products quickly and successfully to customer specifications. Pressure on the prices of our products increases with the age of the product. Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced severe price pressure in the last fiscal years. We have traditionally resisted downward pricing trends in part by offering products with new technologies or applications that offer our customers advantages over older products. We also seek to maintain profitability by developing products to our customers’ specifications that are not readily available from competitors’ stocks. Developing and marketing these products requires continuous efforts and high start-up costs that may not be recouped if those new products or production techniques are not successful. If we are unable to develop innovative products and production techniques, our competitive position and profitability will suffer. Additionally, if EPCOS is not able to respond as quickly as competitors to new market trends or technologies, we may lose market share.

Our efforts to expand our business in Asia and elsewhere may lead to increased competition with our shareholder Matsushita and harm our growth and our cooperation with them. Our shareholder Matsushita, which is one of the world’s largest manufacturers of passive components, remains active in the passive components industry. We expect to face increased competition with Matsushita as we continue our expansion in Asia, where Matsushita has especially strong market positions. Increased competition with Matsushita may harm our growth. Although we have entered into cross license and technical cooperation agreements to govern our cooperation with Matsushita, the possibility of more intense competition between the two companies may also hinder cooperation. Difficulties in this relationship may harm our ability to jointly develop some of our products resulting in higher research and development expenses.

Losing the services of members of our management board or our other highly qualified and experienced employees could harm our competitiveness. Our success depends upon the continued contributions of experienced members of management who are able to implement our business strategy. We must also attract and maintain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining these people. If we unexpectedly lose the services of any members of management or cannot attract and retain other qualified personnel, our business could suffer through less effective management due to loss of knowledge of our business or through less competitive products due to a reduced ability to design, manufacture and market innovative products. If management is not able to implement our strategy, we may not be able to realize our goals and our results of operations may suffer.

Shortages and price increases in some of our raw materials as well as defective incoming raw materials may increase our costs and reduce our profitability. For some of our product lines, we require raw materials that only a limited number of suppliers can provide in sufficient quality or amount to meet our needs. The most significant of these materials include silver/palladium powder and foils for ceramic capacitors, ceramic packaging materials and wafers made of lithium niobate, lithium tantalate and quartz for SAW components. We describe our use of these materials in more detail in Item 4. “Information on the Company – Description of Business – Raw Materials and Sources of Supply.” To reduce the risk of supply interruptions or price increases of our significant raw materials, we generally try to maintain alternative sources and seek to reduce our needs of those that are expensive or subject to shortages through technical innovation. Despite these measures, we could experience shortages in the availability of these and other raw materials or a higher volume of defective incoming raw materials that would increase our costs, limit our business volume and hurt our margins.

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

Item 4. Information on the Company

Description of Business

EPCOS, headquartered in Munich, Germany, is one of the world’s leading producers and suppliers of passive electronic components. Passive electronic components process electrical signals, control power supplies and protect electronic circuitry, among other things. The core of EPCOS was Siemens Matsushita Components, a former fifty-fifty joint venture formed in 1989 between Siemens AG and Matsushita Electronic Components (Europe) GmbH with diverse activities in passive components. EPCOS also includes several additional former subsidiaries and operations of Siemens AG, as well as Crystal Technology, Inc., the Palo Alto company that mainly makes the lithium niobate crystals we use in our SAW components. We describe the transactions through which EPCOS was created in more detail under Item 10. “Additional Information – Material Contracts – Agreements with Siemens” and “– Agreements with Matsushita.”

The main categories of passive components that we manufacture are capacitors, thermistors and varistors, sensors, surge voltage arresters, piezo actuators, filters, soft ferrite cores and inductors. Passive components are used in every electronic circuit and are found in equipment and systems marketed by all sectors of the electrical and electronics industries. With more than 40,000 different products, we supply customers across a spectrum of industries and applications with a comprehensive line of standardized passive components as well as customer or application-specific solutions. We manufacture our products using an extensive array of proprietary processes in advanced facilities in twelve countries on four continents.

In fiscal year 2005, we report our business in the following four reportable segments:

1.	Surface Acoustic Wave (SAW) Components: SAW components, together with integrated modules and microwave ceramic components, are key components of modern information and communications. SAW components select frequencies and have a decisive impact on picture and sound quality in audio and TV equipment as well as in mobile phones. Our subsidiary Crystal Technology, Inc. in Palo Alto, California, is the world market leader in lithium niobate crystals and wafers, which are the raw materials for many SAW components.

2.	Ceramic Components: Ceramic components use the properties of ceramic materials to filter electrical signals, measure physical quantities, such as temperature, and protect electronic circuitry against overvoltage and overcurrent. Our products in this segment cover applications in the mobile communications, automotive, industrial consumer and household electronics markets.

3.	Capacitors: Capacitors store and release electric charges and filter or regulate current and voltage in electronic circuitry. Applications for capacitors range from mobile phones to automotive and industrial electronics to high speed trains.

4.	Inductors and Ferrites: Inductors are used, among other things, in switch-mode power supplies for industrial, automotive and entertainment electronics, as well as for information and communications. The heart of inductors are ferrites. Ferrite cores concentrate electromagnetic fields to transmit electrical signals and power. This segment also includes transformers and other finished inductors made by winding ferrite cores with wire, as well as some accessories. Electromagnetic compatibility (EMC) components, which also belong to this segment, suppress high frequency electromagnetic radiation in electronic devices.

We explain the basic functionalities of these different categories of electronic parts and components below under “– The Passive Components Industry.” You can find more specific information about the types of products we make and their typical applications below under “– Products.”

In March 2005, we closed our ferrites plant in Bordeaux, France due to a deterioration in earnings over the last several years. The production equipment was transferred to our plants in the Czech Republic and India. In connection with the plant closing, we incurred additional expenses in the amount of €5 million. While some cost items were higher than initially planned, others were driven by the extended operation of the plant in the second quarter of fiscal year 2005, leading to reduced cash flow in fiscal year 2005. Also our expectations for future cash flows are now lower than planned. This, and a significant adverse change of expected ferrite sales volume, led us to conduct an impairment test, as a result of which we recorded a €12 million impairment of goodwill in the ferrites division in the second quarter of fiscal year 2005.

On December 12, 2005, EPCOS signed a definitive agreement to sell its tantalum capacitors unit to KEMET Corporation, a Delaware corporation, for an aggregate purchase price of €86.5 million. KEMET has agreed to acquire EPCOS’s plant in Évora, Portugal and to take on the employees of this production facility. Additionally, KEMET has agreed to take on some, but not all of our tantalum capacitor-related research and development as well as of our marketing and sales staff from Heidenheim and Munich. The transaction is expected to close in the spring of 2006, subject to regulatory approvals. A Manufacturing and Supply Agreement has been signed for the transitional period, and we expect the transfer to be complete later in 2006.

The sale is expected to bring a cash inflow of approximately €70 million in fiscal year 2006. This amount is less than the selling price because, among other things, KEMET is also taking on liabilities of the company in Évora, Portugal and because EPCOS must bear specified restructuring costs, including the costs of a planned headcount reduction in Heidenheim, Germany. The anticipated cash inflow of €70 million is expected to strengthen both our cash flow and our balance sheet in fiscal year 2006.

The following table shows the total sales by segment in each of the last three fiscal years:

Total sales by segment

	Fiscal year ended September 30,
	2005	2004	2003
	(euro in millions)
SAW components	369.5	449.7	403.8
Ceramic components	361.3	374.3	355.8
Capacitors	336.2	353.7	350.4
Inductors and ferrites	170.5	184.5	161.6

Our production and design facilities are located throughout Europe, the Asian region and the Americas, and our sales network covers about 90 countries worldwide, either directly or through partners such as Siemens and independent agents. The table below shows net sales by region in each of the last three fiscal years:

Total sales by region

	Fiscal year ended September 30,
	2005	2004	2003
	(euro in millions)
Europe	734.8	800.9	798.7
Asia	346.5	393.8	328.9
United States	70.6	78.6	75.6
Other	85.6	88.9	68.4

Following two years of significant decline, in particular in fiscal year 2002, the European market for passive components, which is characterized largely by telecommunications and automotive and industrial electronics, experienced moderate growth both in Germany as well as in the other European markets in fiscal year 2004. In fiscal year 2005, however, sales in Europe decreased. EPCOS attributes this mainly to inventory reductions in mobile phones and entertainment electronics products, while business in Germany remained more or less stable due to our strong position in industrial and automotive electronics.

Production of mass-market consumer goods and electronic data processing equipment has increasingly shifted to the Asian region over the last twenty years, with many European companies transferring production to remain competitive with local producers. Passive components markets in the Asian region witnessed strong growth rates through 2004. In fiscal year 2005, inventory reductions by manufacturers of mobile phones and entertainment electronics products, many of which are based in or manufacture in Asia, were principal factors contributing to a decline in sales. In the coming years we expect sales to rebound in this fast growing market. Consequently, we have expanded our presence in this key growth region.

Following a decline in sales in fiscal year 2003, sales in the North American market picked up again in fiscal year 2004. Although sales in the North American market declined again in fiscal year 2005, our business activities in this region remain very important as many American customers still develop most of their new products and systems in this region.

Our product line is characterized by quality, technological sophistication and innovative design. We focus our product development efforts on areas of particular importance to our key customers, such as modules (which integrate a variety of components in and on one substrate), piezo stacks (mainly for advanced fuel injection systems) and SAW components for third-generation telecommunications equipment. We also offer commodity components to complete our product lines and to generate higher production volumes to benefit from the economies of scale.

We structure our product offering to meet the needs of the principal industry groups that we serve: telecommunications, automotive, and consumer and industrial electronics. Some of these industries have a strong presence in our European home market and require increasing amounts of the technologically advanced passive components that form the core of our business. For instance, in industrial electronics, greater use is being made of renewable energy sources, such as wind and solar energy, and demand for electronic components for the associated generators and control systems is rising.

Our customers include equipment manufacturers, as well as other companies that make component modules for equipment manufacturers. To satisfy customers that increasingly seek to reduce the number of their suppliers, our strategy had been to offer one of the most comprehensive product lines in the industry. However, we are currently shifting our focus to customer- and application-specific products and solutions and reducing our business with standard components. By streamlining our product portfolios of multilayer ceramic capacitors and ferrites, we are gradually withdrawing from providing these unprofitable standard products. We are instead seeking to concentrate our multilayer ceramic capacitors business primarily on automotive electronics and on our home region in Europe. For ferrites, we are sharpening our focus on customer- and application-specific solutions, in particular for industrial electronics and telecommunication applications in our domestic European market. See “Strategy.” By achieving a more balanced portfolio of products by industries, we are becoming less dependent on any particular industry.

In November 2005, we set up a joint venture with the Chinese component manufacturer Beijing Jones to produce EMC components, reinforcing our presence in the fast growing Chinese market for EMC applications. In September 2005, EPCOS signed a contract to establish a joint venture with the Chinese conglomerate Xiamen Xindeco Co., Ltd. to manufacture aluminum electrolytic capacitors, strengthening our position in the Chinese market. The capacitors and EMC components manufactured by these two joint ventures will be marketed exclusively via the EPCOS sales organization.

We sell our products through our own sales network in most of Europe, North America, the Asian region and Brazil. In fiscal years 2002 and 2003, we expanded our sales network in Asia by establishing new EPCOS subsidiaries in China and in Taiwan. Since October 1, 2000, we have gradually assumed from Siemens sales companies the responsibility for sales of our products in China, Finland, France, India, Japan, Sweden and the United Kingdom. In October 2004, we fully assumed the Siemens sales activities in Austria, Czech Republic and Hungary that focus on sales of our products in the South-East European markets. In some countries we continue to rely on the Siemens group sales network. Sales to Siemens sales companies for resale have declined, from 38.0% of our net sales in fiscal year 2000 to 2.8% in fiscal year 2003, 2.6% in fiscal year 2004 and 1.0% in 2005. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 12.1% of our net sales in fiscal year 2005, 9.8% in fiscal year 2004 and 10.5% in fiscal year 2003. The impact of Siemens’s sale of the mobile device business is minor.

Sales to Siemens for use in its own products accounted for 14.0% of our net sales in fiscal year 2005, 13.4% in fiscal year 2004 and 14.5% in fiscal year 2003. No other customer accounted for more than 10% of our net sales in fiscal year 2005. Our ten largest customers in fiscal year 2005 were (in alphabetical order) Arrow (U.S.), Bosch (Germany), Elcoteq (Finland), Flextronics (Singapore), LG (Korea), Motorola (U.S.), Nokia (Finland), Samsung (Korea), Siemens (Germany) and Sony Ericsson (Sweden). These customers accounted for about 45% of our net sales in fiscal year 2005. For many of our customers, some or even most of our sales are to one or more of their subsidiaries.

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

Virtually all electrical and electronic equipment contain passive components of several of these types. They are used in large numbers wherever semiconductors are present. As more and more systems, machinery and equipment become even more sophisticated, the need for passive components is expected to increase. The automobile industry, for example, has steadily increased the amount of electronics used in a vehicle. The growth in mobile telecommunications has also increased consumption of passive components over the last several years as mobile phones are equipped with an increasing number of applications. In the industrial electronics industry, demand is generally increasing for factory automation and measuring, testing, analyzing and process control equipment.

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

Although consumption of passive components has been increasing over time, the market has experienced periods of decline, reflecting the cyclicality of the markets for all the types of products that use passive components. As demand begins to decline in a downturn, purchases of passive components tend to fall rapidly because equipment manufacturers wish to reduce their own inventories of parts and components as their needs decline. On the other hand, as equipment manufacturers perceive increases in demand for their own products, they tend to increase their stocks of electronic components rapidly so as not to risk being caught short as their suppliers come under pressure. This cycle is similar to the semiconductor cycle since a significant portion of the demand for passive components is for products that are based on or incorporate semiconductors.

In fiscal year 2005, the passive electronic components industry experienced weak demand, especially in the first half. EPCOS attributes this development in part to customers’ relatively high inventory levels resulting from very strong demand in the first half of 2004. Orders for components dropped sharply as a result, keeping capacity utilization in the component industry below satisfactory levels, which in turn drove prices down, before demand rebounded in the second half of 2005. In 2004, the global economy improved on a broad front, accompanied by a generally positive trend in demand for passive electronic components from all industries and regions. This led also to a better capacity utilization in our industry. In 2002 and 2003, the passive electronic components industry experienced a downward trend caused by recessionary trends, the collapse in the market for telecommunications infrastructure, stagnation in the mobile communications market and weak consumer demand.

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

Continue to focus on the fastest growing and technologically most demanding sectors within the passive components industry. We intend to build on and further improve our traditional strengths in designing and manufacturing passive components for the automotive, telecommunications, high-end industrial, and consumer electronics industries. We also continuously seek to intensify our customer relationships with electronic manufacturing service (EMS) providers by, for example, offering outstanding logistical services. To gain market share and to take advantage of the further need for miniaturization in the mobile telecommunications industry, we are improving our product offering for SAW components and modules. To capitalize on the trend towards increased use of electronics in the automotive industry, we are increasing the performance of a variety of our capacitors and ceramic components and are offering new solutions, such as for fuel injection and various sensor applications. We are enhancing our product offerings for applications in the evolving markets for digital media and optical communication networks. We intend to continue to identify and exploit opportunities in these and other rapidly growing markets. We explain these products and applications in more detail below under “– Products.”

Deliver customer-oriented innovation and service and develop application-specific products. We strive to anticipate our customers’ needs faster than our competition through continuous dialog and close collaboration during all stages of the design and production process. To satisfy the high technical performance requirements of our customers, we focus on innovative products tailored to meet the needs of a particular customer or application. Most of our sales force consists of qualified engineers, and their understanding of our products and customers’ design needs forms a significant part of our close technical cooperation with our customers. We believe that application-specific products may be more resistant to price erosion than standardized components. By focusing on this higher margin business, we also seek to capitalize on our strengths in innovation and design.

Further globalize production and sales. We are especially focused on expansion in sales in the Asian and Eastern European markets. We have been increasing both the size and the level of professional qualification of our sales force as a means of improving sales growth. In tandem with our customers, we are increasingly globalizing our production by shifting some of our operations to Asia and Eastern Europe. In fiscal year 2005, we continued to relocate product lines to lower cost countries such as China, Singapore, the Czech Republic and Hungary. In addition to this relocation process, we have continued our efforts to train our personnel, our temporary staff and our subcontractors and to increase our engineering staff and know-how at our lower-cost sites. We plan to expand our global production further through joint ventures and acquisitions when attractive opportunities arise.

Expand and enhance the development of advanced components. Our business is characterized by an increasing rate of technological change. We believe that the diversity of our product portfolio, the applications and industries we serve, the technologies we master and our intense and ongoing dialogue with customers help us to identify promising development opportunities and to act on them quickly. For example, we offer ceramic technologies that allow us to put increasing numbers of passive components on and in a single small module. Our multilayer ceramic technology has enabled us to develop a whole series of new multilayer ceramic components. In addition, we have continued to improve the production of and technology for our ultra capacitors, which bridge the technological gap between batteries and capacitors. We have also expanded our production of piezo ceramic components for fuel-injection systems. Our product development efforts also include new temperature-sensing systems for automotive applications and new materials for capacitors and ferrites. We intend to continue to focus our research and development efforts on adapting quickly to new technological trends and on improving our position in high growth markets. We describe the products and technologies that we believe have particularly promising market potential in greater detail under “– Research and Development” below.

Address customers’ demands for zero-defect quality. Due to the constantly rising electronics content in cars, the associated risk of vehicle failures also increases. The automobile industry sets increasingly higher quality standards, which are passed on to suppliers to the industry. In response to this development, in fiscal year 2004, we launched a company-wide quality program which aims to make EPCOS a zero-defect company. In fiscal year 2005, the quality program began to show positive results, improving our quality and, we believe, moving us closer to our goal of becoming a zero-defect company.

Accelerate our cost reduction program. Success in our business requires a continuous focus on cost reduction and productivity improvement. In Spring 2001, in response to deteriorating conditions in our industry, we introduced a cost-cutting program. We intensified this program during fiscal year 2002 and 2003 as the world economy and electronic equipment market failed to recover. In fiscal year 2003, we combined all of our cost-cutting activities under the program COMPETE, which also includes a company-wide campaign to deploy the six sigma methodology. In 2004, we completed the implementation of this campaign at all major EPCOS sites worldwide. In addition, we further reduced the number of our employees in countries with relatively high labor costs in fiscal year 2004 and fiscal year 2005. In order to guarantee our competitive strength, we plan to continue optimizing our advanced manufacturing processes, intensifying our efforts to reduce the cost of materials and to reduce costs by further increasing the efficiency of our production and logistics processes at all our facilities in order to optimize the supply chain from our customers through to our suppliers. As part of this effort, we implemented a new Enterprise Resource Planning software package that includes supply chain and customer relations management and other functions.

Restructure and relocate manufacturing operations. As a consequence of the deterioration of business expectations in recent years, we have been relocating manufacturing operations for labor-intensive processes and products to lower-cost countries in Eastern Europe and to Brazil, India, Singapore, Malaysia and China. We are currently evaluating all of our manufacturing operations for cost-savings potential. This process led us to close our facility in Bordeaux, France in the second quarter of fiscal year 2005. In our capacitor segment, the main relocations in the past were from Heidenheim, Germany, to Szombathely, Hungary, and Gravataí, Brazil (aluminum electrolytic capacitors). In ceramic components, we are relocating parts of our manufacturing operations Deutschlandsberg, Austria, to Zhuhai, China and to the Czech Republic. In addition, manufacturing capacity was transferred from Germany to Singapore (SAW components) and from Germany and France to the Czech Republic, India and Hungary (inductors and ferrites segment).

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

Products

We offer an extensive line of electronic parts and components, aimed at providing our customers with both standardized and custom products for a wide range of applications across different industries. The following sections describe the main product families for each of our four segments and some of their typical applications. We discuss the major customers and markets for each segment in more detail under “– Customers and Markets” and the key manufacturing locations for each segment under “– Description of Property.”

Surface acoustic wave components

Surface acoustic wave (SAW) components and bulk acoustic wave (BAW) components employ acoustic waves to filter radio frequency electrical signals. For many applications, SAW and BAW devices offer smaller size, higher frequency selectivity, better stability and lower cost than alternative signal processing and filtering technologies. Their high selectivity facilitates the efficient utilization of today’s crowded electromagnetic spectrum for applications using radio frequency signals.

SAW components use piezoelectric crystals to convert electromagnetic signals into mechanical waves and vice versa. A piezoelectric crystal is a crystal that will vibrate when stimulated by an electrical signal. Through careful design and manufacturing of the crystals and especially of the electrodes carrying current to and from the crystal, SAW components can be made to respond selectively to specific frequencies and act as filters or resonators. We believe that having our own in-house supplier of lithium niobate wafers gives us an important competitive advantage in the SAW components market.

BAW technology combines the benefits of SAW and microwave ceramic filters and duplexers, offering more performance in less space. BAW filters have lower electrical losses in the passband than in SAW, with values comparable to those of larger microwave ceramic filters. However, BAW filters have a degree of miniaturization similar to that of SAW filters, significantly smaller than microwave ceramic filters. BAW filters also have a substantially higher power compatibility than in SAW filters and have extremely steep slopes.

BAW resonators use acoustic waves that propagate between the top and bottom surfaces of a thin-film piezoelectric structure and then traverse the entire thickness of the piezoelectric bulk. The waves are excited by metal electrodes attached to both sides of the piezoelectric layer. BAW filters and duplexers are based on thin-film deposition technologies. EPCOS utilizes SMR-technology (Solidly Mounted Resonator), a layer stacking concept which is similar to the Bragg reflector technique familiar from optics, as this allows us to use standard thin-film technology from semiconductor fabrication. The carrier substrate for BAW devices is silicon wafers of high ohmic resistance and a protective passivation layer of dielectric material covers the top surface of the resonator.

EPCOS is the world market leader in the design and production of SAW devices. We believe that we design and manufacture the broadest range of any company manufacturing SAW devices and that our products cover most price and performance levels for nearly all existing applications. We pioneered the widespread application of SAW technology in consumer electronics. We have generated an increasingly significant portion of our net sales by entering new markets for our products, including keyless automobile locks and alarm systems in 1990, mobile telephones in 1992, mobile communications base stations in 1996 and wireless tire pressure monitoring systems in 2001. In the last three fiscal years, we have focused on combining our integrated passive circuits with our SAW technology to provide complete solutions, such as front-end modules for mobile phones. Our competitive strength in the area of fast design and our reputation for consistently high technical performance have enabled us to become the market leader in several of the applications for which we manufacture SAW devices. With our production and design facilities in Munich (Germany), Singapore, Deutschlandsberg (Austria), and Wuxi (China) we are able to work closely with our customers to quickly design products to their specifications and produce them in locations close to our customers and at lower cost. This allows us to customize products and to deliver them more quickly than many of our competitors.

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

The following table shows some examples of the principal industries and applications that use our SAW components:

Industries	Applications
Telecommunications	Mobile telephones and base stations for cellular networks, cordless telephones, and wireless LAN applications.
Consumer electronics	Television sets, video and digital video disk recorders, digital set-top boxes, and tuners.
Automotive electronics	Keyless entry devices, and tire pressure monitoring systems.

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

Within the family of full-duplex mobile phone systems of the second and third generations, this combination of transmission standard and frequency range demands optimum decoupling and interference suppression. Essentially, our BAW products offer maximum RF performance in a minimum of space. Bulky microwave ceramic duplexers can now be replaced by miniaturized BAW products so that more functions can be integrated into handsets. This is a decisive advantage, especially for mobile phones destined for the U.S. market. In the mid-term, BAW technology will also allow integration of additional filter functions into modules, so that future generations of mobile phones can be built with even more complex designs than today.

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

Our ceramic components segment is one of the global market leaders in the design and production of ceramic electronic devices. We believe that our ceramic components product line is one of the industry’s most comprehensive, and we cover all of the most significant applications for each of our markets, including the mobile communications and automotive, industrial, consumer, and household electronics industries. We believe that in terms of market share we are the leading global manufacturer of thermistors, varistors and gas-filled surge voltage arresters and the sole mass manufacturer of piezo stacks. We support our customers intensively by designing products to meet their specific needs and aiding them with product applications. We believe that our expertise in mixing our own ceramic powders gives us an important advantage over most competitors and that our in-house powder manufacturing gives us both a financial and technical advantage over our competitors.

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

The following table shows some examples of the industries that use our ceramic components and surge voltage arresters and typical applications for each type of product:

Product family	Industries	Applications
Thermistors	Automotive electronics Home appliances	Heating systems. Sensors.
Multilayer ceramic capacitors	Automotive electronics Telecommunications	Engine management. Mobile telephones: decoupling and protection.
Varistors	Automotive electronics Telecommunications Power transmission	Airbags. Telephone line protection. Lightning protection.
Piezo stacks	Automotive electronics	Fuel injection systems.
Surge voltage arresters	Automotive electronics Telecommunications	High intensity headlights. Telephone exchanges.

Our thermistors include both ceramic temperature sensors and heating elements. Ceramic temperature sensors are known as NTCs, which stands for negative temperature coefficient, since their resistance decreases as temperature increases. The decrease of the resistance of the NTC ceramic material results from the increasing number of conductive electrons correlating to the temperature. Heating elements are known as PTCs, which stands for positive temperature coefficient, since the relationship is the opposite to NTCs. For PTCs, with increasing temperature, the resistivity is rising. Thermistors are used for measuring and controlling temperature in automobile engines and home appliances, to restrict temperature variations in sensitive electronic equipment and to demagnetize color television picture tubes to maintain picture quality. Many thermistors are custom-designed and application-specific.

Our multilayer ceramic capacitors, or MLCCs, are high-volume, high-quality commodity products that are manufactured mainly as surface-mounted devices for applications requiring small size, low cost and durability. For example, MLCCs are used in mobile communications and consumer electronics applications requiring miniaturization. In automotive electronics, however, MLCCs are suitable for high-temperature applications near the engine or transmission. Our customers also use them in large numbers to protect semiconductors and to filter signals for processing by semiconductors. Multilayer technology may be used to create new innovative and potentially successful products such as LTCC and piezo stacks. In fiscal year 2005, we realigned our product portfolio of multilayer ceramic capacitors and are gradually withdrawing from more unprofitable standard products. We are now focusing instead on automotive electronics and on our home region in Europe.

Our varistors are used mainly to protect electronic devices against power surges or electrostatic discharge. Lightning, uneven power transmission or the startup of heavy equipment can cause damaging power surges. Electrostatic discharge is the sudden discharge of static electricity, and can cause damage to all kinds of electronic circuits.

Our piezo stacks belong to the family of multilayer ceramic components. If a voltage is applied to a piezoelectric crystal, its dimensions change. Piezo stacks boost the efficiency of modern common rail diesel injection systems. They are currently mainly used in injection systems made by Siemens VDO and Bosch in Germany. We believe that they may become an industry standard within a relatively short period of time. Advantages are improved combustion of fuel, higher efficiency and 15% lower fuel consumption, substantially reduced exhaust emission and reduced noise emission. In September 2004, we entered into an agreement with Siemens VDO to supply piezo stacks for pump injection systems used in automobiles manufactured by Volkswagen (VW). In December 2003, we entered into an agreement with Robert Bosch GmbH for the supply of piezo actuators for diesel injection common rail systems. This agreement was originally scheduled to run at least until December 2008 and was extended by an amendment agreement in December 2004 to run through December 2009. It is anticipated that the number of units to be supplied will increase significantly over the next years through 2008. We started production of piezo actuators for Bosch gasoline injection systems in 2004, and for Siemens gasoline injection systems in fiscal year 2006.

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

Capacitors

Our capacitors segment includes five product families: film capacitors, power capacitors, tantalum capacitors, aluminum electrolytic capacitors and ultra capacitors. The various capacitor product families are distinguished mainly by how they are manufactured and the material they use as a dielectric, although power capacitors, which use a variety of dielectrics, differ from other families mainly in their applications. In December 2005, we sold our tantalum capacitors business to Kemet Corporation, a U.S. manufacturer of capacitors. For more information, see above under “– Description of Business.”

We believe that we are the world’s largest manufacturer of power electronic capacitors and that we have the largest market share in Europe for aluminum electrolytic and tantalum electrolytic capacitors. In fiscal year 2005, we enhanced our product portfolio in the field of tantalum capacitors by expanding the production capacity of polymer capacitors and broadening our product range of tantalum capacitors with lower ESR (equivalent series resistance values). In 2003, we entered into a cooperation agreement with Continental Temic for the development of components for power electronics in future hybrid vehicles. We believe that this cooperation will enable us to attain a good position for the delivery of power capacitors in the automobile industry.

The following table shows some examples of the industries that use our capacitors and typical applications for each product family. Capacitor product families are listed in order of their contribution to our fiscal year 2005 net sales.

Product family	Industries	Applications
Aluminum electrolytic capacitors	Industrial electronics	Drives, inverters, uninterruptible power supplies (UPS), and switch-mode power supplies.
	Automotive electronics	Diesel and gasoline injection, electronic power steering, airbag, and fan control.
	Consumer electronics	TV, video, audio, and white goods.
	Lighting	Energy-saving lamps, electronic ballasts, high intensity discharge (HID) lamps, and fluorescent lamps.

Film capacitors	Lighting	Energy saving lamps, electronic ballasts, and fluorescent lamps.
	Consumer electronics	Multimedia, and switch-mode power supplies.
	Automotive electronics	Motor management systems, EMC protection, and high intensity discharge (HID) lamps.

Power capacitors	Traction systems	Electric locomotives.
	Electrical power transmission	Power-factor correction.
	Consumer electronics/Home appliances	Air conditioners, washing machines, and refrigerators.

Tantalum capacitors	Telecommunications	Mobile telephones, base stations, and DSL-applications.
	Electronic data processing	Servers and laptops.
	Automotive electronics	Airbags, antilock braking, gear and engine management, car entertainment, navigation systems, and parking distance control.

Ultra capacitors	Automotive and industrial electronics and traction systems	Electric and hybrid vehicles, energy storage devices, and power quality.

Our aluminum electrolytic capacitors have many industrial applications in the power supply and power electronics fields. The substantial majority of our aluminum electrolytic capacitors are designed for use in drives and switch-mode power supplies for the industrial and consumer electronics industries, as well as for other applications in traction systems and lighting. In automotive electronics, aluminum electrolytic capacitors are suitable, among other things, for electronic power steering and fan control. Aluminum electrolytic capacitors use thin foils of very pure aluminum as their positive electrodes. The electrode surface area is increased by electrochemical etching. This large surface area, combined with an ultra thin aluminum oxide dielectric, enables us to produce very compact, light-weight and especially reliable capacitors. In September 2005, we entered into an agreement with Xiamen Xindeco Co., Ltd. to set up a joint venture for the manufacture of aluminum electrolytic capacitors. EPCOS will hold a 60% stake in the joint venture. We expect that the joint venture will enable us to serve the rapidly growing local Chinese market from a low-cost manufacturing location.

Our film capacitors cover a wide variety of applications. They are typically used in picture tube TVs and computer monitors, voltage converters and switch-mode power supplies. Switch-mode power supplies consist mainly of transformers that lower the voltage for electronic circuits. Capacitors enable these devices to use smaller and lighter transformers, saving space and weight. In the lighting area, capacitors are present in nearly all energy saving lamps and are used for energy storage and voltage stabilization in special electronic devices that are called “electronic ballasts” for fluorescent lamps. Another growing field of application is automotive electronics, where film capacitors can be found in motor management systems and ignition circuits for xenon headlight lamps. Film capacitors are also useful for radio interference suppression applications in various kinds of equipment.

Our power capacitors are used in electric locomotives and other traction systems that convert electrical power into mechanical energy on a large scale in industrial equipment. Power capacitors are also used to improve the power quality and reduce the cost of power transmission (power-factor correction). AC film capacitors are used for home appliances in air conditioners, washing machines and refrigerators. They are also used in modern high intensity discharge (HID) lamps for street, tunnel, and industrial lighting as well as in fluorescent lamps. We are also developing capacitors for hybrid vehicles.

Our tantalum capacitors have applications in laptop computers, servers, high-speed internet access, mobile telephones and other applications where smaller size, ease and speed of assembly, and extreme reliability are high priorities. Our tantalum capacitors are suitable for high-temperature applications in automotive electronics. Using polymer rather than manganese oxide as a cathodic layer – as we do in our polymer capacitors – enables us to offer lowest equivalent series resistance capacitors, which offer advantages especially in laptop applications and dc/dc converters. We have decided to sell our tantalum capacitors business unit. For more information, see above under “– Description of Business.”

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

Inductors and Ferrites

Our inductors and ferrites segment offers a broad range of standardized and custom-made soft ferrite cores for inductors, transformers and other finished inductors made by winding ferrite cores with wire (e.g., copper-wire) as well as EMC components. Ferrite is a versatile magnetic material made from iron oxide and other metallic oxides. Ferrite cores concentrate electromagnetic energy and thereby improve efficiency and reduce weight in transformers and other electrical devices using inductors. In contrast to hard ferrites, which are permanent magnets, soft ferrites are magnetic only when exposed to an alternating electric current. In fiscal year 2005, we streamlined and realigned our portfolio of ferrite products, exiting the low-end mass market for consumer electronic applications. We are now focusing on customer and application-specific solutions, in particular for industrial electronics and telecommunication applications in our European market. Additionally, we closed our ferrites plant in Bordeaux, France in March 2005 and relocated the production equipment to our subsidiaries in the Czech Republic and India.

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

The following list provides some examples of the principal industries and applications that use our ferrite cores and inductive ferrite components:

Product family	Industries	Applications
EMC components	Automotive electronics	Engine management, airbags, and antilock braking systems.
	Industrial and consumer electronics and appliances	Switch-mode power supplies, EMC protection, and lighting systems.
	Telecommunications	Base stations, and xDSL.

Ferrites	Telecommunications	Advanced digital transmission technologies.
	Industrial electronics	Switch-mode power supplies.
	Lighting equipment	Transformers for electronic ballasts.
	Automotive electronics	Theft protection systems.

Our EMC components cover a wide range of sizes, ranging from surface-mounted inductors to large models for high-current applications. They can be used to suppress high-frequency radiation in electrical systems of automobiles, in starters for fluorescent lights, color televisions, disk drives, elevators, lasers, telecommunications, electronic data processing equipment and many other systems and devices. EMC components are frequently used to bring electronic equipment into compliance with regulations that limit radio frequency emissions. In November 2005, we entered into a joint venture agreement with Beijing Jones Co., Ltd to manufacture EMC filters that protect electronic equipment and systems against both mutual and external electromagnetic interference. EPCOS currently holds a 55% stake in this joint venture.

Given their versatility, ferrite materials have a large number of industrial and consumer applications. Their efficiency at very high signal frequencies makes inductors with ferrite cores ideal for applications such as digital signal processing in mobile phones. High-frequency applications include advanced digital transmission technologies including asymmetric digital subscriber lines (ADSL), a digital telecommunications standard for voice and data that complements and enhances the integrated services digital network (ISDN). Ferrites are also widely used in transformer cores, power supplies for home and office electronics products, noise filters and many other circuit components, and can be used in inductors for suppressing electromagnetic interference in electronic devices.

For signal, filtering and power applications, we are working to reduce the size of our ferrite products while maintaining their performance by improving the shapes of the ferrite cores and the performance of our ferrite materials. This size reduction allows our ADSL-customers, for example, to increase the number of transmission lines per line card.

Sales and Marketing

We sell our products through our own sales network in Austria, Czech Republic, Germany, Hungary, Scandinavia, the United Kingdom, France, Turkey, North America, the ASEAN region, Japan, India, China, Taiwan and Brazil. In other countries in Europe and around the world (e.g., Belgium, Italy, Spain, Poland, the states of the former Soviet Union, and Egypt), we rely on the Siemens group sales network. The portion of our sales handled by Siemens sales companies has, however, been decreasing in recent years. Sales to Siemens sales companies for resale accounted for 1.0% of our net sales in fiscal year 2005. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 12.1% of our net sales in fiscal year 2005. The majority of Siemens sales personnel responsible for selling our products are dedicated exclusively to this activity.

The majority of our sales force are qualified engineers and have the expertise to understand both our products and processes and those of our customers. Typically, a substantial portion of their compensation is performance-based. We also sell our products to smaller customers and in regions where business volume is limited through independent distributors, agents and representatives. Sales through distributors other than Siemens represent less than 15% of our net sales. Each of our segments has its own marketing organization, which is responsible for pricing and strategy and identification of trends and innovations. Our headquarters in Munich coordinates all our sales operations, and we provide key account coordination for multinational customers.

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

For additional information on our segments and the sales allocable to them, see Note 21 to the Consolidated Financial Statements.

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

Our ten largest customers account for about 45% of our net sales. Purchases by the Siemens group for use in its own products accounted for 14.0% of our net sales for fiscal year 2005. As noted above under “Sales and Marketing,” sales to Siemens sales companies for resale accounted for an additional 1.0% of our net sales in fiscal year 2005. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 12.1% of our net sales in fiscal year 2005. No other customer accounted for more than 10% of our net sales in fiscal year 2005. The following table shows the most significant customers for each segment. However, they may vary considerably from product family to product family within the segments.

Segment	Principal customers (in alphabetical order)
SAW components	Elcoteq (Finland), Ericsson (Sweden), Flextronics (Singapore), LG (Korea), Motorola (U.S.), Murata (Japan), Nokia (Finland), Philips (Netherlands), Samsung (Korea), Sony (Japan), and Vestel (Turkey).
Ceramic components	Arrow (U.S.), Behr (Germany), Bosch (Germany), David & Baader (Germany), Delphi (U.S.), Nokia (Finland), Siemens (Germany), and Valeo (France).
Capacitors	Bosch (Germany), Ericsson (Sweden), Nokia (Finland), Osram (Germany), Philips (Netherlands), Siemens (Germany), Toshiba (Japan), and Valeo (France).
Inductors and ferrites	Arrow (U.S.), Bosch (Germany), Ericsson (Sweden), Hella (Germany), Pulse (U.S.), Osram (Germany), and Siemens (Germany).

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

Ceramic components. This market is particularly diverse, reflecting the many different types of ceramic components we produce and their wide variety of applications. During the last four years, we have experienced a decrease in the demand for fixed-line telecommunications. Demand from the automotive sector, however, rose at the same time, due to the increasing use of electronic systems in automobiles. Technological improvements as well as increased sales in home electronics, office electronics and domestic appliances have also contributed to the rise in demand for ceramic components. We believe we are the world market leader in the design and production of thermistors, varistors, piezo actuators and surge voltage arresters.

Capacitors. In this segment, we have our highest market shares in Europe, where industrial electronics and telecommunications markets have traditionally been strong. We expect much of our future growth in the capacitors segment to come from automotive electronics applications.

Inductors and ferrites. Finished products incorporating our ferrite cores are used predominantly in the telecommunications and industrial electronics industries. While our market shares vary by region and product family, we are strongest in Europe. To expand our market share in Asia, we are increasing our production at our facilities in India and China.

Competition

We face intense competition in our markets from many companies based throughout the world, most specializing in certain technologies, regions or product lines and applications. Competition is particularly dispersed for ceramic components, which encompasses a wide variety of product families and applications. Very few of our competitors are global in scope or offer as broad a line of components as we do. We are one of the few companies in the industry to offer one-stop shopping opportunities. Our current and potential competitors also include some customers who use our components in the manufacture of their products and who have or may develop the ability to produce passive components internally.

While the weighting of the relevant factors affecting competition varies by product family and application, we believe that competition in our markets is driven primarily by the ability to design and deliver a broad range of price-competitive, high quality, innovative, high-performance products in sufficient quantities and in a timely manner. Other factors affecting competition include the quality of customer service and technical support and the ability to design products rapidly to customer specifications. Innovation in product design is an important competitive factor in most of our product families. Film, tantalum and multilayer ceramic capacitors and products in some of our other product families tend to be more standardized, making cost and speed of delivery the most significant competitive factors. As for the remaining standard products in our portfolio after the sale of the tantalum business, EPCOS intends to focus more on specific markets and application-specific products, for example, for automotive electronics customers. Since many of our competitors are based in Japan, the United States and Asia (especially China), the value of the Japanese yen and of the U.S. dollar versus the euro has a significant impact on our competitiveness. In this context, the persistent weakness of the U.S. dollar plays an important role since the market for passive components is essentially dollar-based around the world, even within the euro zone which has had a negative impact on market prices.

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

The intense competition of Asian (in particular, Chinese) manufacturers offering aggressive pricing in our European home-market continued in 2005. Some of these manufacturers offered their products at extremely low cost and caused a drastic price erosion. This trend may continue in the following years.

Our principal competitors vary by segment, by product family and application within the segments. The following table shows our key competitors for each segment.

Segment	Competitors
Capacitors	Arcotronics (Italy), AVX (U.S.), KEMET (U.S.), Nichicon (Japan), NEC - Tokin (Japan), Nippon Chemicon (Japan), Panasonic (Japan), Rubycon (Japan), and Vishay (U.S.).
SAW components	Fujitsu (Japan), Murata (Japan), Panasonic (Japan), and Triquint (U.S).
Ceramic components	AVX (U.S.), Murata (Japan), Panasonic (Japan), Taiyo Yuden (Japan), and TDK (Japan).
Inductors and ferrites	Schaffner (Switzerland), Taiyo Yuden (Japan), and TDK (Japan) in EMC components; Ferroxcube (Netherlands), TDG (China), and TDK (Japan) in ferrites.

Research and Development

We believe that innovation is the foundation for our company’s success. Our customers will, we believe, continue to demand improved product performance, products designed to their specifications, and lower product costs. We believe that our success depends on our ability to identify new markets and applications and to implement the necessary technologies and processes quickly. Our research and development departments cooperate closely with many renowned research institutions and universities around the world.

Our research and development efforts are based on the following principles:

•	close cooperation with customers that are the technological leaders in their own field;

•	focus on specific applications for sophisticated key markets with high growth potential; and

•	development of new technologies for new business areas.

In fiscal year 2005, research and development expenditures decreased by €5 million to an amount of €70 million. This level of expenditure reflects our alignment of our research and development expenditures to our lower sales, but without abandoning our commitment to new innovative projects. At 5.7% of net sales, research and development expenditures remained close to our long-term average between 4% and 5%. With this, we believe that we continue to spend more for research and development in terms of percentage of net sales than the average in our industry segment. In addition to our own research and development efforts, we work closely together with the research and development facilities of our former parent companies Siemens and Matsushita, as well as with research institutions and universities around the world. We stepped up our research and development partnership with Matsushita in June 2004, when our cooperation agreements with Matsushita were renewed. In 2005, we extended our cooperation agreement on our research and development partnership with Matsushita regarding SAW components.

We endeavor to align our research and development efforts to the specific needs of our customers and to take into consideration the current trends towards miniaturization, integration, increased complexity and the use of components at increasingly higher temperatures and frequencies. We continue to focus our research and development efforts on reduction of costs, miniaturization and increased performance of our products, as well as on more efficient manufacturing techniques and high performance raw materials with reduced environmental impact. In fiscal year 2005, we continued to concentrate on the following research and development areas:

•	“PhaseMod” is a self-contained turn-key module for power factor correction. PhaseMod modules are used, among other things, to minimize reactive power in electric drive systems in industrial plants, allowing plant operators to lower their energy costs. Ultimately, it also helps to reduce harmful emissions that pollute the environment. For EPCOS, the new PhaseMod module marks a step toward becoming a systems provider for energy applications.

•	Bulk acoustic wave (BAW) resonators based on thin-film technology supplement our SAW and microwave ceramic filter components for high frequency applications in mobile phones.

•	Our multilayer ceramic technology has enabled us to develop a whole series of new multilayer ceramic components. In the event of a bending crack, for example, the structure of our new multi-layer serial ceramic capacitors reduces the risk of a short circuit – and hence of a power failure – by a factor of between 100 and 500 compared to conventional ceramic capacitors. Minimizing risk in this way is especially important in automotive electronics applications.

•	Mobile phones and portable entertainment electronics products use increasing amounts of electronic components. The resulting applications boast ever greater functionality but still remain as small as ever. However, as electronic components become ever more densely packed on the printed circuit board, greater protection is needed against electromagnetic interference and electrostatic discharge. We have developed new products that combine a variety of individual components. Our CeraDiodes and ESD/EMI modules – both of which were developed on the basis of multilayer ceramic capacitors and varistors – are much smaller than conventional solutions. CeraDiodes can also replace the more expensive semiconductor solutions used to date.

•	Our piezo-ceramic technology was developed for stacks applicable in high-speed injection valves for diesel and gasoline engines; we have further improved and adapted the technology to the needs of new customers and applications and have ramped up our mass production of new types and designs.

•	Ultra capacitors have the potential to become key components in future energy-saving, and lower emissions for automobiles.

•	Our helical power inductors store energy and smooth the DC voltage in power supplies.

The European Union’s directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment bans lead in electronic products from July 1, 2006 onward. We provide more information on the directive under Item 8. “Financial Information – Legal Proceedings – Environment.” With a few exceptions, all of our products are already being offered lead-free and in a form suitable for lead-free soldering processes. For certain lines of our passive components, where we still use lead-based solder in the production, we have developed alternatives enabling us to comply with the EU directive.

Raw Materials and Sources of Supply

Throughout the company, we generally try to maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases unless our customers prescribe a certain supplier for a raw material. We also maintain long-term relationships with our key suppliers through master supply agreements and consignment arrangements. We typically re-negotiate our contracts for the purchase of raw materials on an annual basis and whenever market conditions change. These relationships and the availability of alternative sources also provide us with some protection against price increases. We also seek to reduce our needs for raw materials that are expensive or subject to shortages through technical innovations in product design and manufacturing. Below we mention some of the most important raw materials for each segment.

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

Ceramic components. Our ceramic powder manufacturing facility has helped us to counter continuous price erosion as benchmarking has demonstrated its cost effectiveness. The focus is now shifting towards the introduction of more advanced materials allowing the implementation of miniaturized products.

Capacitors. Although most of the raw materials for capacitors are available from a number of sources, tantalum powder and wire and a few other materials are available only from a relatively limited number of suppliers. Tantalum is currently mined in Australia, China, Central and Southern Africa, and Canada. Currently, there are only three major suppliers that process tantalum ore into capacitor grade tantalum powder. During the last four years, we experienced a decrease in the price of tantalum ore.

Inductors and ferrites. Our main raw materials for ferrite cores are high-purity iron oxide, standard iron oxide, manganese oxide and zinc oxide. In order to improve our cost structure and to secure the volumes needed, we have developed alternative sources for raw materials. Currently, we purchase our raw materials for ferrite cores from European and Asian suppliers depending on the price and quality offered. We have successfully achieved price reductions for iron oxide, while increasing demand for manganese oxide worldwide, especially from the steel industry, has led to price increases.

Intellectual Property

The development and production of passive components requires innovation in product design and the use of advanced technologies in production. Our success depends in large part on our ability to obtain patents, to maintain trade secret protection and to operate our business without infringing on the intellectual property rights of other parties. As of September 30, 2005, our portfolio contained approximately 1650 patents and patent applications, comprising about 630 patent families. In the course of fiscal year 2005, we again improved the quality of our portfolio by adding 300 new patents and patent applications while about 200 older patents and patent applications with low levels of relevance for our current and future business were dropped or expired. In addition to our own portfolio, we also hold licenses to use product designs and production processes developed or patented by third parties.

We have obtained, or are in the process of obtaining, patents for many of our material innovations in product design and production. Some of our patents covering older technologies are due to expire in coming years. Our patents generally expire 20 years after the date they are registered. Because of the rapid advances in technology and design that characterize our business, our most important technologies are covered by patents that we have acquired recently, most of which are not due to lapse for at least ten years. We do not expect the lapse of patents that protect the older technology to materially affect our current revenues. We experience difficulties from time to time in enforcing patent rights with respect to certain of our products. However, we do not believe that these difficulties in enforcement have materially impaired the value of our intellectual property portfolio, materially affected our sales, or are likely to have a material adverse effect on our future sales.

We are not aware of any pending lawsuits alleging that we infringe on anyone’s intellectual property rights that could materially harm our business. We have not experienced significant problems with allegations of infringement of the intellectual property rights of third parties in the past. As is the case with most companies in our industry, we from time to time receive notices from third parties claiming breach of their intellectual property rights. We investigate these claims as and when they occur and where appropriate, attempt to resolve the claim with the third party. In certain cases, resolution of the claim may require us to pay the third party a license fee or make other payments to the third party. We do not believe that any such payment would materially adversely affect our financial condition or results of operations.

In addition to patent protection, we also rely extensively on trade secrets, technological know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We cannot be sure that our trade secrets and proprietary know-how will not become known or be independently discovered by others.

Description of Property

Our facilities consist of manufacturing plants, research and design centers, sales offices and other properties throughout the world. We generally locate our manufacturing facilities to serve our principal markets and to provide accessibility to labor resources. The following table provides key information about corporate headquarters and our manufacturing facilities as of September 30, 2005:

Location	Area	Owned or leased	Principal activities
Germany
Munich	43,390 m²	Leased	Headquarters, SAW Components
Heidenheim	51,106 m²	Owned/Leased	Capacitors, EMC Components
Berlin	3,047 m²	Leased	Surge voltage arresters
Berlin (Herrmann)	2,274 m²	Leased	Ceramic Components

Other Europe
Deutschlandsberg, Austria	68,375 m²	Owned/Leased	Ceramic Components, SAW Components
Málaga, Spain	11,184 m²	Owned	Film Capacitors
Szombathely, Hungary	32,800 m²	Owned/Leased	EMC Components, Capacitors
Évora, Portugal	20,319 m²	Owned	Tantalum Capacitors
Sumperk, Czech Republic	42,046 m²	Owned/Leased	Ferrites

Asia
Singapore	16,451 m²	Leased	SAW Components
Malaysia	8,040 m²	Leased	Surge voltage arresters
Nashik, India	15,604 m²	Owned/Leased	Film Capacitors
Kalyani, India	36,047 m²	Owned	Ferrites
Wuxi, China	4,729 m²	Leased	SAW Components
Zhuhai, China	39,937 m²	Owned/Leased	Ceramic Components, Film Capacitors, Inductors
Xiaogan, China	3,856 m²	Owned/Leased	Surge voltage arresters

Americas Gravataí, Brazil	39,530 m²	Owned/Leased	Film and aluminum electrolytic Capacitors
Palo Alto, CA, USA	5,295 m²	Owned/Leased	Lithium niobate for SAW Components

We lease a number of properties from Siemens subsidiaries, including our corporate headquarters building in Munich and the Berlin surge voltage arrester facility. One of our Chinese subsidiaries leases the Xiaogan facility from our Chinese joint venture partner Hanguang Electron Device Factory. We also lease our Singapore facility from a regional authority.

In addition to manufacturing products at our own facilities, we also subcontract some fine tuning, attachment of leads, coating, packaging, testing and other back-end finishing processes to manufacturers in China, Croatia, Hungary, Indonesia, Malaysia and Slovenia. We subcontracted the manual winding and soldering of inductors for EMC components to manufacturers in China and Romania. Taking into account our planned measures to relocate certain production activities, we believe that our facilities will meet our foreseeable design and production needs. Our manufacturing capacity has historically been sufficient to meet our needs. We also own or in some cases lease technologically sophisticated design and manufacturing equipment, materials handling and data processing equipment, warehouses and vehicles. We lease office space in Munich for our headquarters and other administrative and sales staff from a Siemens subsidiary. We describe the terms of our leases with Siemens companies under Item 10. “Additional Information – Material Contracts – Agreements with Siemens.”

In March 2005, we closed our ferrites plant in Bordeaux. In connection with the final closure, we incurred expenses that were higher than initially planned. For more information, see Item 4. “Information on the Company – Description of Business.”

Organizational Structure

Our principal subsidiaries and associated companies are listed in the table below. The most significant subsidiaries are in Deutschlandsberg, Austria, in Évora, Portugal, and in Singapore. The following table provides key information about our principal subsidiaries and associated companies as of, and for the fiscal year ended, September 30, 2005:

	Equity	Earnings	% Equity interest
	(euro in millions)
Germany
Ernst Herrmann Ingenieur AG & Co. KG, Berlin	3.700	2.509	100

Other Europe
EPCOS oHG, Deutschlandsberg, Austria	82.330	(46.782)	100
EPCOS-Peças e Componentes Electrônicos S.A., Évora, Portugal	51.428	(5.807)	100
EPCOS Electronic Components S.A., Málaga, Spain	0.787	(3.384)	100
EPCOS s.r.o., Sumperk, Czech Republic	8.198	(2.459)	100
EPCOS SAS, Saint Denis, France	1.153	9.433	100
EPCOS Elektronikai Alkatrész Kft., Szombathely, Hungary	19.747	3.396	100
EPCOS UK Ltd., Bracknell, United Kingdom	1.900	0.161	100
EPCOS Nordic AB, Kista, Sweden	1.079	0.434	100
EPCOS Nordic OY, Espoo (Helsinki), Finland	0.382	0.261	100
EPCOS Finance B.V., Amsterdam, Netherlands	2.154	0.080	100

Asia
EPCOS PTE LTD, Singapore	114.760	9.527	100
EPCOS (China) Investment Ltd., Shanghai, China	45.283	8.377	100
EPCOS India Private Ltd., Nashik, India	7.063	1.022	100
EPCOS (Zhuhai FTZ) Co., Ltd., Zhuhai, China	9.649	1.059	100
EPCOS (Wuxi) Co., Ltd., Wuxi, China	13.095	(1.273)	100
EPCOS (Xiaogan) Co., Ltd., Xiaogan, China	3.200	0.973	76
EPCOS Ferrites Private Ltd., Calcutta, India	(10.836)	(3.828)	100
EPCOS KK, Yokohama, Japan	1.667	0.169	100
EPCOS (Zhuhai) Co., Ltd., Zhuhai, China	4.590	0.607	100
EPCOS SDN. BHD., Johore Bahru, Malaysia	16.085	7.660	100
EPCOS (Shanghai), Ltd., Shanghai, China	0.182	(0.488)	100
EPCOS Ltd., Hong Kong, China	3.672	—	100

Americas
EPCOS do Brasil Ltda., Gravataí, Brazil	43.219	4.894	100
EPCOS Inc., Iselin, New Jersey, U.S.	12.434	(0.892)	100
Crystal Technology Inc., Palo Alto, California, U.S.	12.296	1.036	100

Item 4A. Unresolved Staff Comments

Not applicable.

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

Overview

Following exceptional growth in the year 2000, succeeding years have seen difficult conditions in the passive component markets due to a prolonged downturn in the global economy. After a slow recovery in the first half of fiscal year 2004, the market for passive components slowed down again in the second half of fiscal year 2004 and the first half of fiscal year 2005, burdened by inventory adjustments among our customers as a result of the recovery in the first half of fiscal year 2004. Because weak demand lasted unexpectedly long, we, along with other passive component manufacturers, were not able to utilize production capacity as planned. This led to ongoing price erosion that was intensified by the unfavorable dollar/euro exchange rate. In the second half of fiscal year 2005, demand for passive components stabilized somewhat as the global economy began to recover.

In general, the passive components market is subject to price erosion. In our segments, we strive to compensate for the adverse impact of falling unit prices on our net sales through higher sales volumes as a result of market growth and our efforts to improve our market share. In recent years, we have also been able to reduce the impact of lower unit prices for existing products on our profit margins through productivity improvements, the introduction of many new products and cost reductions. Once they are fully ramped up, new products designed to customer specifications are typically more profitable for us on a per-unit basis than older products and commodity-type products. We have also increased our production capacity in countries where labor costs are lower and have more systematically exploited our purchasing power to obtain better terms from our suppliers through global coordination of our materials procurement. To reduce our manufacturing costs further and to increase our flexibility to react to market cycles, we subcontract selected manufacturing processes to other manufacturers. However, in fiscal year 2005 we were not able to compensate for the negative impact of falling unit prices, posting a decrease in net sales. Our earnings were also burdened by ramp-up costs for new products, lower sales volume, and a less favorable product mix.

Responding to the dramatic changes in the passive components market and the economic climate over the past years, we continue to focus on the fastest-growing and technologically most demanding markets, customer orientation, innovation, and, more than ever before, rigorous cost management. Our cost management efforts include cost-cutting programs, including a purchasing offensive in conjunction with streamlining processes and procedures throughout the Company, as well as a restructuring involving the relocation of production facilities to low-cost countries.

Cost-cutting program. In 2001 and 2002, we launched two cost-cutting programs that were combined in fiscal year 2003 into the company-wide COMPETE program. This program provides for restrictions on capital expenditure, further reductions in procurement costs and the accelerated transfer of workforce from high to low-labor-cost countries. Other key items on the cost-cutting agenda are rationalization, continuous improvement of processes, increased productivity and higher yields in manufacturing.

In fiscal year 2005, we realized savings through these cost-cutting programs in the amount of approximately €110 million.

Restructuring charges. In fiscal years 2005, 2004 and 2003, we recorded restructuring charges in the amount of €5.6 million, €4.4 million and €13.8 million, respectively, in connection with our reduction of staff levels, disposal of equipment and acceleration of the shift of production to countries with lower labor costs. These total restructuring costs were incurred by our business segments as follows:

	Fiscal year ended September 30,
	2005	2004	2003
	(euro in millions)
SAW components	(1.0)	3.5	6.5
Ceramic components	1.1	(0.1)	0.3
Capacitors	0.9	(0.9)	2.9
Inductors and Ferrites	4.6	2.0	3.8
Other	—	—	0.3

Total	5.6	4.4	13.8

The net restructuring costs of €5.6 million for fiscal year 2005 included gross restructuring costs of €6.5 million, of which personnel costs accounted for €5.7 million. This gross figure was partly offset by €0.9 million of reversals, which resulted from a revision of previous year’s estimates.

The net restructuring costs of €4.4 million for fiscal year 2004 included restructuring costs of €5.7 million, of which personnel costs accounted for €2.1 million. This gross figure was partly offset by €1.3 million of reversals, including previously charged restructuring costs in the amount of €0.9 million for the capacitors segment and €0.1 million for the ceramic components segment. These reversals resulted from a revision of previous year’s estimates.

In fiscal year 2003, the net restructuring costs of €13.8 million included fourth-quarter restructuring costs of €15.1 million for a further reduction of workforce in high-labor-cost countries. This gross figure was partly offset by €1.3 million, which resulted from a revision of the previous year’s estimate when we had recorded net restructuring costs of €27.0 million.

Currency Exposure. The persistent weakness of the U.S. dollar vis-à-vis the euro has had a negative effect on our results in recent fiscal years since the market prices for our products are essentially dollar-based around the world, even within the euro zone. Through the relocation of our production facilities and purchasing activities to low-labor-cost countries with currencies that are linked more to the U.S. dollar than to the euro, we have been able to reduce (but not eliminate) our exposure to the exchange rate risk resulting from the U.S. dollar.

Related parties. Historically, we have made sales to Siemens AG and its subsidiaries for their own internal usage and have relied on Siemens regional sales representation for resale to other customers. Total sales to the Siemens group for both internal usage and resale to other customers represented 15.0% of our net sales in fiscal year 2005, 16.0% in fiscal year 2004 and 17.3% in fiscal year 2003. Of our total consolidated sales, 14.0% of our net sales in fiscal year 2005, 13.4% in fiscal year 2004 and 14.5% in fiscal year 2003 were sales directly to Siemens for internal usage. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 12.1% of our net sales in fiscal year 2005, 9.8% in fiscal year 2004 and 10.5% in fiscal year 2003. The portion of our net sales to the Siemens group for resale to other customers has declined to 1.0% since our initial public offering in October 1999, mainly because we no longer use the Siemens sales network for resale to other customers in Germany and as a result of switching our sales activities from Siemens sales companies in Austria, China, Czech Republic, Finland, France, Hungary, India, Japan, Sweden and the United Kingdom to our own sales companies. We expect, however, that a significant portion of our net sales will continue to be to the Siemens group for their internal usage.

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

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our accounting policies requiring significant management judgment are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements. We have identified the following as our accounting policies requiring significant management judgment:

•	estimating the valuation allowances against inventories;

•	estimating the accruals for product warranties;

•	valuation of pension obligations;

•	accounting for income taxes;

•	valuation of long-lived and intangible assets; and

•	valuation of goodwill.

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

Our inventories are valued at the lower of cost or market. We apply various assumptions, estimates and methods to address this subjective, difficult and complex topic and to arrive at the net inventory amount. As part of these procedures, which collectively comprise a critical accounting policy, we first examine the inventory items that may have some form of obsolescence due to non-conformance with industry and customer standards as identified by our quality assurance departments. Second, we consider market prices of raw materials and finished goods in view of competitive situations in the marketplace driving the outlook for the future price levels of our products. Third, the inventory is compared to an assessment of product history and forecasted demand. Finally, we compare the result of this methodology against the prospects for the consumption of the inventory and the appropriateness of the resulting inventory levels. As of September 30, 2005, we had inventory balances of €226.8 million, net of valuation allowances of €32.8 million, resulting from the application of this policy.

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

Assumptions are required both for determining the likelihood of unfavorable outcomes of warranty disputes and the cost incurred when replacing defective products and compensating our customers for damages caused by our products. First, we collect all information available regarding potential warranty claims. Second, we evaluate the probability of the Company being required to replace products or make payments. Third, we estimate the cost of products to be replaced and the amount of payments to be made based on information from our sales and technical departments as well as inhouse and outside counsel. We have recorded warranty accruals of €5.1 million at September 30, 2005. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish additional accruals for product warranties which could materially impact our financial position and results of operations.

Valuation of pension obligations

The valuation of our pension plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. The major part of our pension accruals are not funded, and we had a net unfunded status of our pension plans in the amount of €190.6 million on September 30, 2005. Accordingly, changes in assumptions for future investment returns do not have a material impact on our pension expenses and related funding requirements.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of €52.1 million on gross deferred tax assets of €185.3 million (net deferred tax assets: €56.7 million) as of September 30, 2005. €84.7 million of these gross deferred tax assets and €50.0 million of the valuation allowance related to our net operating loss and tax credit carryforwards. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. We also consider expiration dates and other restrictions regarding the utilization of net operating loss carryforwards. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of long-lived and intangible assets

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets, the technology required by our customers or the strategy for our overall business;

•	plans to dispose of a business unit; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles and long-lived assets or group of assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we use an estimate of the future undiscounted net cash flows associated with the asset over the remaining life of the asset in measuring whether the asset is recoverable. If this evaluation indicates a potential impairment, we use discounted cash flows to measure fair value in determining the amount of these assets that should be written off. In the inductors and ferrites segment we recorded an impairment of goodwill in the amount of €12 million and an impairment of fixed assets in the amount of €0.1 million in fiscal year 2005. For the year ended September 30, 2004, we recorded an impairment of fixed assets in the inductors and ferrites segment in the amount of €0.9 million. In fiscal year 2005, we also recorded an impairment of fixed assets of €46 million in the capacitors segment. The main triggering event was the planned disposal of the tantalum business. For the years ended September 30, 2004 and 2003, we recorded impairment charges of €2.7 million and €1.7 million, respectively, which related to production equipment no longer needed in the SAW components segment.

The accuracy of our recoverability assessment and the measurement of fair value is based on our ability to accurately predict certain key variables such as sales volumes, prices, raw material costs and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. The assumptions and conditions reflect our best assumptions and estimates, but these items involve inherent uncertainties which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods. In our opinion, the identifiable intangible assets and long-lived assets are appropriately valued as of September 30, 2005.

Valuation of goodwill

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At September 30, 2005, we had no other intangible assets with indefinite lives.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”. We compare the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The results of our goodwill impairment tests did not indicate any impairment in 2003 and 2004. In fiscal year 2005, we have recorded an impairment charge of €11.8 million relating to our ferrites unit resulting from a significant adverse change of expected ferrite core sales volumes, combined with higher than originally estimated expenses associated with the final closure of the ferrite manufacturing facility in Bordeaux, France. As of September 30, 2005 and 2004 we had total goodwill of €8.3 million and €20.1 million, respectively. For additional information on this impairment charge, please refer to Note 19 of the Consolidated Financial Statements.

Results of Operations

The following table sets forth consolidated statement of operations data of EPCOS for each of the past three fiscal years both in absolute terms and as a percentage of net sales in the relevant year:

	Fiscal year ended September 30,
	2005		2004		2003
	(euro in millions)	(%)	(euro in millions)	(%)	(euro in millions)	(%)

Net sales	1,237.5	100.0	1,362.2	100.00	1,271.6	100.0
Cost of goods sold	(1,116.5)	(90.2)	(1,091.7)	(80.1)	(1,059.2)	(83.3)

Gross profit	121.0	9.8	270.5	19.9	212.4	16.7
Research and development expenses	(70.3)	(5.7)	(74.6)	(5.5)	(69.4)	(5.5)
Marketing and selling expenses	(116.3)	(9.4)	(122.1)	(9.0)	(120.9)	(9.5)
General and administrative expenses	(13.3)	(1.1)	(14.8)	(1.1)	(14.0)	(1.1)

Operating income (loss)	(78.9)	(6.4)	59.0	4.3	8.0	0.6
Interest income (expense), net	(8.7)	(0.7)	(5.9)	(0.4)	(8.8)	(0.7)
Impairment of goodwill	(11.8)	(1.0)	—	—	—	—
Other income (loss)(1)	2.3	(0.2)	5.9	0.4	(2.5)	(0.2)
Benefit (Provision) for income taxes	(22.0)	(1.8)	(9.6)	(0.7)	10.2	0.8
Minority interest	(0.2)	(0.0)	(0.2)	(0.0)	(0.2)	(0.0)

Net income (loss)	(119.3)	(9.6)	49.2	3.6	6.7	0.5

(1)	Includes foreign exchange gains (losses), net, other income (expenses), net, and share of net gains (losses) of unconsolidated affiliates.

Net sales

The following table shows net sales and change in net sales for each of our four segments for the periods shown.

	Fiscal year ended September 30,			% Change
	2005	2004	2003	2004/2005	2003/2004
	(euro in millions)
SAW components	369.5	449.7	403.8	(17.8)	11.4
Ceramic components	361.3	374.3	355.8	(3.5)	5.2
Capacitors	336.2	353.7	350.4	(4.9)	0.9
Inductors and Ferrites	170.5	184.5	161.6	(7.6)	14.2
Less intersegment sales	—	—	—	—	—

Total	1,237.5	1,362.2	1,271.6	(9.2)	7.1

In fiscal year 2005, an unexpectedly long period of weak demand resulting from inventory adjustments among our customers and the general weakness in the economy weighed on the business development of the passive electronic components in the first half. This in turn was a result of the recovery of demand for passive electronic components in the first half of fiscal year 2004. However, we, along with other passive electronic component manufacturers, were not able to utilize production capacity as planned, which had a negative effect on prices. Price erosion in the first half of fiscal year 2005 was also intensified by the unfavorable dollar/euro exchange rate. In the second half of the year, demand stabilized somewhat and we were able to increase our sales. On a quarterly basis, sales rose continually over each quarter in fiscal year 2005, albeit at a lower rate in the first half due to the weak demand for passive electronic components.

The following table shows the development in net sales for each of our four segments on a quarterly basis in fiscal year 2005:

	2005 net sales by quarter (unaudited)
	Q1	Q2	Q3	Q4	Total
SAW components	95.7	85.6	87.1	101.1	369.5
Ceramic components	75.1	86.6	91.8	107.8	361.3
Capacitors	80.4	80.6	87.4	87.8	336.2
Inductors and Ferrites	37.5	44.7	43.7	44.6	170.5

Total	288.7	297.5	310.0	341.3	1,237.5

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

SAW components. In fiscal year 2005, sales in the SAW components segment decreased sharply, mainly due to the reduced demand in the first half of fiscal year 2005, especially by manufacturers of mobile phones and consumer electronics products. In this adverse business climate, sales in the first three quarters of fiscal year 2005 were well below the previous year’s figures. Toward the end of the fourth quarter, however, demand for SAW filters for mobile phones in particular increased significantly.

In fiscal year 2004, sales in the SAW components segment increased in particular due to the positive trend in business in radio-frequency modules for mobile phones. Sales of filters for multimedia applications and automotive electronics also increased, while sales of filters for mobile phones remained stable against previous year despite severe price erosion. On a quarterly basis, net sales in this segment were relatively stable throughout fiscal year 2004, with a peak in the first quarter due to Christmas business.

Ceramic components. In fiscal year 2005, sales in the ceramic components segment decreased, primarily due to the weak business with multilayer ceramic capacitors. Demand for these products was much weaker in the consumer electronics and mobile communications industries in particular. Realignment of our portfolio of multilayer ceramic capacitors was a further factor that caused sales to decrease. Sales of thermistors and varistors also declined as a result of the weak demand from household electronics manufacturers. Sales of piezo actuators for diesel injection systems nearly doubled in 2005, whereas demand for sensors and sensor systems remained stable, as did demand for surge arresters.

In fiscal year 2004, sales in the ceramic components segment increased primarily due to strong demand for sensors and sensor systems, which are used, among other things, to measure the temperature of operating fluids in appliances and motor vehicles. Sales of piezo actuators for diesel injection systems also picked up sharply, as did business with surge voltage arresters. Thermistors and varistors also experienced strong demand. In multilayer ceramic capacitors, however, disproportionately severe price erosion led to decreased revenues in fiscal year 2004. Net sales in this segment as a whole increased slightly over the four quarters of fiscal year 2004, with a peak of €97.2 million in the third quarter.

Capacitors. In fiscal year 2005, sales in the capacitors segment decreased mainly due to declining sales of tantalum capacitors. Business with these products was again burdened by overcapacity in the components industry and persistent severe price erosion. Sales of aluminum electrolytic capacitors remained stable overall, whereas higher sales to automotive electronics customers and distributors made up for declining business with manufacturers of consumer electronics products. Lower demand for film capacitors was to some extent offset by stronger demand for power capacitors.

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

Inductors and Ferrites. In fiscal year 2005, sales dropped as all product groups in this segment were affected by weak demand, with inductive components for telecommunications and consumer electronics applications suffering the most. Sales of ferrites were down primarily due to the realignment of the product portfolio. Business with EMC components remained fairly stable despite a generally weak market.

In fiscal year 2004, the inductors and ferrites segment posted the sharpest rise in sales. Inductors for industrial electronics and digital service line applications for high-speed Internet access experienced strong demand. Sales of inductive components for automotive electronics also revived. Business in inductors and ferrites supplied to distributors likewise picked up. Net sales in this segment as a whole increased over the first three quarters of fiscal year 2004, while remaining relatively stable over the fourth quarter.

Cost of goods sold

The following table shows our cost of goods sold and change in our cost of goods sold, as well as cost of goods sold as a percentage of our net sales, for the periods shown:

	Cost of goods sold
	Fiscal year ended September 30,			% Change
	2005	2004	2003	2004/2005	2003/2004
	(euro in millions, except percentages)
Cost of goods sold	1,116.5	1,091.7	1,059.2	2.3	3.1
(as a percent of net sales)	90.2%	80.1%	83.3%

In fiscal year 2005, cost of goods sold increased despite a reduction of net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales increasing to 90.2%. This increase was primarily due to the sale of our tantalum activities. In the course of negotiating the sale, our tantalum business was valued below the book value of the assets applied to this business. This necessitated the recording of an impairment charge of €46 million. Additionally, ramp-up costs for new products of €33 million and inventory write-downs at our ceramic capacitors segment of €6 million also burdened our cost of goods sold. These negative effects as well as the negative price erosion could not be compensated by the positive effects of our cost savings in the amount of about €110 million. Cost of goods sold included restructuring charges of €5.6 million taken mainly in respect for the closure of our ferrites plant in Bordeaux, France of €5 million in the inductors and ferrites segment and, to a lesser extent, in the ceramic components segment and the capacitors segment.

In fiscal year 2004, cost of goods sold increased less than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales decreasing to 80.1%. This decrease was due to cost savings of about €150 million and certain economies of scale following from higher production volumes. These effects more than offset the negative impact of price erosion in fiscal year 2004. Cost of goods sold included restructuring charges of €4.4 million taken in respect of the SAW components and, to a lesser extent, the inductors and ferrites segment.

SAW components. In fiscal year 2005, cost of goods sold in the SAW components segment decreased by €39.7 million, to €272.3 million, primarily due to the lower volumes and cost savings resulting from process optimization and purchasing savings.

In fiscal year 2004, cost of goods sold in the SAW components segment decreased slightly by €10.1 million, to €312.0 million, due to cost savings resulting from process optimization and purchasing savings as well as certain economies of scale following from higher production volumes. In addition, restructuring charges were reduced from €6.5 million in fiscal year 2003 to €3.5 million in fiscal year 2004. These effects more than offset the negative impact of price erosion in fiscal year 2004.

Ceramic components. In fiscal year 2005, cost of goods sold in the ceramic components segment increased by €34.4 million to €330.4 million, largely due to high ramp-up costs for new products, inventory write-downs at our multilayer ceramic capacitors and price adjusted volume. Cost savings resulting from process optimization and purchasing savings could not offset these effects.

In fiscal year 2004, cost of goods sold in the ceramic components segment increased by €18.5 million to €296.0 million, while cost of goods sold as a percentage of net sales remained stable. On a percentage basis, savings resulting from process optimization and purchasing savings as well as certain economies of scale following from higher production volumes balanced out the negative impact of price erosion in fiscal year 2004.

Capacitors. In fiscal year 2005, cost of goods sold in the capacitors segment increased by €40.1 million to €358.7 million, mainly due to high ramp-up costs for our tantalum polymer capacitors. In addition, an impairment of €46 million for assets employed in our tantalum business was necessary. These negative effects could not be compensated by cost savings resulting from process optimization and purchasing savings in fiscal year 2005.

In fiscal year 2004, cost of goods sold in the capacitors segment increased by €13.5 million to €318.6 million, largely due to higher production volumes. The increase of cost of good sold expressed as a percentage of net sales to 90.1% was due to higher price erosion, which could not be offset by cost savings resulting from process optimization and purchasing savings.

Inductors and Ferrites. In fiscal year 2005, cost of goods sold in the inductors and ferrites segment decreased by €9.9 million to €155.2 million, while cost of goods sold as a percentage of net sales remained stable. The decrease of cost of goods sold is mainly due to the lower sales volume decreasing proportionately to the volume reduction. Cost of goods sold for this segment was also affected by the unexpected expenditures of €5 million for the final closure of the ferrites plant in Bordeaux, France.

In fiscal year 2004, cost of goods sold in the inductors and ferrites segment increased by €10.6 million to €165.1 million. However, cost of goods sold as a percentage of net sales decreased from 95.7% in fiscal year 2003 to 89.5% in fiscal year 2004. This relative reduction was due to cost savings resulting from process optimization and purchasing savings, lower restructuring charges as well as certain economies of scale following from higher production volumes. Price erosion in fiscal year 2004 remained at about the same level compared with fiscal year 2003.

Operating expenses

The following table shows our operating expenses and change in operating expenses for the periods shown:

	Operating expenses Fiscal year ended September 30,			% Change
	2005	2004	2003	2004/2005	2003/2004
	(euro in millions)
Research and development expenses	70.3	74.6	69.4	(5.7)	7.5
Marketing and selling expenses	116.3	122.1	120.9	(4.7)	1.0
General administrative expenses	13.3	14.8	14.0	(10.1)	5.7

Total	199.9	211.5	204.3	(5.5)	3.5

Research and development expenses. In fiscal year 2005, research and development expenses decreased by €4.3 million to €70.3 million, mainly in response to lower sales in fiscal year 2005. We nevertheless stepped up our work on key innovation projects such as modules for power factor correction for electric drive systems in industrial plants, bulk acoustic wave filters for mobile phones and multilayer serial ceramic capacitors for automotive electronics applications. In fiscal year 2005, research and development expenses accounted for 5.7% of net sales, remaining at about the previous year’s level.

In fiscal 2004, research and development expenses increased by €5.2 million to €74.6 million, due to startup costs for new products such as piezo actuators for fuel injection systems, modules for mobile phones and automotive applications, and tantalum polymer capacitors for computers. With research and development expenditures at 5.5% of net sales, EPCOS believes to be well positioned to hold and extend its leading market position. The main focus of these expenses was on the SAW components segment, the ceramic components segment, as well as on the capacitors segment.

SAW components. In fiscal year 2005, research and development expenses in the SAW segment decreased by €3.6 million to €27.5 million, comprising the major share of our total research and development expenses. Amounting to 7.5% of net sales for the SAW components segment, spending was concentrated on film bulk acoustic wave resonators, CeraDiodes and ESD/EMI modules.

Research and development expenses in the SAW components segment increased by €2.3 million to €31.1 million in fiscal year 2004, amounting to 6.9% of net sales for the segment. The SAW components segment thus accounted for the major share of our total research and development expenses. Spending focused on multilayer modules based on low-temperature co-fired ceramic technology for mobile phones and automotive applications and film bulk acoustic wave resonators.

Ceramic components. In fiscal year 2005, research and development expenses in the ceramic components segment decreased by €3.8 million to €19.2 million, amounting to 5.3% of net sales for the ceramic components segment. The main focus of these expenses was on piezo actuators for diesel injection systems and multilayer serial ceramic capacitors for automotive electronics applications, as well as on multilayer ceramic modules for mobile communication applications.

Research and development expenses in the ceramic components segment increased by €2.9 million, to €23.0 million, in fiscal year 2004, amounting to 6.2% of net sales in the ceramic components segment. Spending was concentrated on piezo actuators for fuel injection systems.

Capacitors. Research and development expenses in the capacitors segment increased by €3.6 million to €16.2 million, amounting to 4.8% of net sales in the capacitors segment. Expenditures focused on tantalum polymer capacitors, modules for power factor correction used in electric drive systems in industrial plants and ultra-capacitors for automotive applications.

In fiscal year 2004, research and development expenses decreased slightly by €0.4 million to €12.6 million, amounting to 3.6% of net sales for the capacitors segment. These expenditures were focused on the further development of tantalum polymer capacitors. Offering the advantage of maximum volumetric capacitance with low internal resistance, tantalum polymer capacitors can be used for buffering in the power supplies of personal computers and notebooks with fast processors of the latest generation.

Inductors and Ferrites. In fiscal year 2005, research and development expenses for this segment decreased by €0.6 million to €7.3 million, amounting to 4.3% of net sales in the inductors and ferrites segment. Spending was concentrated on transponders for keyless entry systems and immobilizers as well as on helical power inductors used in power supplies.

Research and development expenses in the inductors and ferrites segment increased slightly by €0.5 million, to €7.9 million, in fiscal year 2004, amounting to 4.3% of net sales in the inductors and ferrites segment. Expenditures focused on power inductors, inductors for high-temperature applications and high permeability materials for EMC applications at elevated temperatures mainly used for automotive applications.

Marketing and selling expenses.

In fiscal year 2005, marketing and selling expenses decreased by €5.8 million to €116.3 million compared with fiscal year 2004. As these expenses decreased proportionally less than net sales, marketing and selling expenses as a percentage of net sales increased from 9.0% in fiscal year 2004 to 9.4% in fiscal year 2005. In fiscal year 2004, marketing and selling expenses increased slightly by €1.2 million to €122.1 million compared with fiscal year 2003. The increase in these expenses therefore remained significantly below the rise in net sales, with the result that marketing and selling expenses as a percentage of net sales fell from 9.5% in fiscal year 2003 to 9.0% in fiscal year 2004.

General administrative expenses. In fiscal year 2005, general and administrative expenses decreased by €1.5 million to €13.3 million, compared with fiscal year 2004. This decrease mainly reflects the lower variable cash components of the compensation paid to senior management and members of the management board compared with fiscal year 2004.

In fiscal year 2004, general and administrative expenses increased by €0.8 million, to €14.8 million, compared with fiscal year 2003. This increase reflects the higher variable cash components of the compensation paid to senior management and members of the management board compared with fiscal year 2003.

Earnings before interest, taxes and minority interest (EBIT)

We use EBIT as a measure because that is the basis on which our management evaluates the operating performance for each of our segments and for the Company as a whole, and on which it establishes budgets and operational goals. We believe that EBIT is a better measure of operating performance of our segments than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes, whereas EBIT permits investors to examine the performance of each business segment and the Company as a whole between years with a higher degree of comparability. We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus interest income plus interest expense. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours. The EBIT of our segments differs from our net income and you should not consider them to be the same. Note 21 to our Consolidated Financial Statements shows a reconciliation of segment EBIT to segment income before income taxes and minority interest. For a reconciliation of EBIT to net income, see Item 3. “Key Information – Selected Consolidated Financial and Statistical Data.”

The following table sets forth EBIT as well as EBIT as a percentage of net sales for each of our segments for the periods shown:

Earnings before interest, taxes and minority interest

	Fiscal year ended September 30,
	2005	2004	2003
	(euro in millions, except percentages)
SAW components	28.7	57.2	16.7
(as a percent of net sales)	7.8%	12.7%	4.1%
Ceramic components	(24.3)	19.4	15.9
(as a percent of net sales)	(6.7)%	5.2%	4.5%
Capacitors	(74.2)	(11.3)	(10.8)
(as a percent of net sales)	(22.1)%	(3.2)%	(3.1)%
Inductors and ferrites	(18.6)	(0.4)	(16.3)
(as a percent of net sales)	(10.9)%	(0.2)%	(10.1)%

In fiscal year 2005, our EBIT fell by €153.3 million, to minus €88.4 million in fiscal year 2005. This reduction was primarily due to an impairment for our tantalum activities in the amount of €46 million and an impairment on goodwill on our ferrites business in the amount of €12 million. EBIT was also burdened by high ramp-up costs for new products in the amount of €33 million, as well as by an inventory write-down at our ceramic capacitors segment in the amount of €6 million and additional costs for the final closure of our ferrites plant in Bordeaux, France in the amount of €5 million. Our EBIT was further negatively impacted by the lower sales volumes and a less favorable product mix than in the previous year. Cost savings resulting from process optimization and purchasing savings were able to more than offset the negative impact of price erosion in fiscal year 2005.

In fiscal year 2004, we increased our EBIT by €59.4 million to €64.9 million compared with €5.5 million in fiscal year 2003. This increase was due to cost savings resulting from process optimization and purchasing savings as well as certain economies of scale following from higher production volumes. These effects more than offset the negative impact of price erosion in fiscal year 2004. Our EBIT was burdened by €4.4 million restructuring charges in fiscal year 2004 and by €15.1 million restructuring charges in 2003.

The following table shows the development of EBIT for each quarter of fiscal year 2005:

	EBIT by quarter, and reconciliation 2005 EBIT by quarter
	Q1	Q2	Q3	Q4	Total
	(unaudited, euro in millions)
Net income	(0.4)	(48.7)	(7.6)	(62.6)	(119.3)
Minority interest	0.0	0.1	0.1	0.1	0.2
Provision (benefit) for income taxes	(0.2)	20.1	4.2	(2.1)	22.0
Interest income	(0.4)	(0.9)	(0.5)	(1.4)	(3.2)
Interest expense	2.4	2.5	2.9	4.0	11.8
EBIT	1.4	(26.9)	(0.9)	(62.0)	(88.4)
Thereof:
SAW components	10.4	3.9	5.9	8.5	28.7
Ceramic components	(3.0)	(4.4)	(2.2)	(14.7)	(24.3)
Capacitors	(3.8)	(8.7)	(5.0)	(56.7)	(74.2)
Inductors and ferrites	(2.2)	(17.7)	0.4	0.9	(18.6)

SAW components. In fiscal year 2005, EBIT in the SAW components segment decreased by €28.5 million, to €28.7 million, compared to fiscal year 2004. This reduction was mainly due to the lower sales volume and persistent price erosion, whereas the latter was only partly offset by cost savings resulting from process optimization and purchasing savings.

In fiscal year 2004, we managed to increase EBIT in the SAW components segment by €40.5 million to €57.2 million, on a year-on-year basis. The persistent severe price erosion in SAW filters for mobile phones was more than offset by cost savings resulting from process optimization and purchasing savings, as well as by certain economies of scale following from higher production volumes. EBIT in the SAW components segment in fiscal year 2003 was burdened by restructuring costs of €6.6 million and the adverse consequences of the SARS epidemic on the key mobile phone market.

Ceramic components. In fiscal year 2005, EBIT in the ceramic components segment decreased by €43.7 million, to minus €24.3 million, on a year-on-year basis. The segment’s EBIT was burdened primarily by high ramp-up costs for new products, the lower sales volume and inventory write-downs at our multilayer ceramic capacitors.

In fiscal year 2004, EBIT in the ceramic components segment increased by €3.5 million, to €19.4 million, compared with fiscal year 2003. Despite persistent severe price erosion, efforts to cut costs and improve process and product quality for multilayer ceramic capacitors in particular had a positive effect on EBIT.

Capacitors. In fiscal year 2005, EBIT in the capacitors segment decreased by €62.9 million to minus €74.2 million compared with fiscal year 2004. High ramp-up costs for our tantalum polymer capacitors and the persistent erosion in the price of manganese oxide capacitors burdened the segment’s EBIT. These negative effects could not be offset by cost savings resulting from process optimization and purchasing savings in fiscal year 2005. Additionally, in the course of negotiating the sale of our tantalum capacitors unit, our tantalum business was valued below the book value of the assets applied to this business. This necessitated the recording of an impairment charge for long-lived assets relating to the tantalum business of €46 million.

In fiscal year 2004, EBIT of the capacitors segment fell by €0.5 million to minus €11.3 million, compared with minus €10.8 million in fiscal year 2003. This segment’s EBIT was still burdened by adverse market conditions for our tantalum capacitors business, which continues to be characterized by overcapacity and persistent severe price erosion. This was made even worse by the weak U.S. dollar. To improve EBIT in the capacitors segment, we are stepping up efforts to improve yields and ramping up production of our new tantalum polymer capacitors.

Inductors and Ferrites. In fiscal year 2005, EBIT in the inductors and ferrites segment decreased by €18.2 million, to minus €18.6 million, compared with minus €0.4 in fiscal year 2004. The reduction in the segment’s EBIT was mainly due to the additional expenditures of €5 million for the final closure of the ferrites plant in Bordeaux, France and an impairment of goodwill of €12 million. Lower sales volume and persistent price erosion also burdened the EBIT of the inductors and ferrites segment. These negative effects could not be compensated by cost savings resulting from process optimization and purchasing savings in fiscal year 2005.

In fiscal year 2004, EBIT in the inductors and ferrites segment improved by €15.9 million to minus €0.4 million, mainly as a result of our restructuring measures undertaken in recent years. In addition, the streamlining and realigning of our portfolio for ferrite products also had a positive effect on EBIT.

Interest, other income (expense) and foreign exchange

Our net interest expense amounted to €8.6 million in fiscal year 2005, €5.9 million in fiscal year 2004, and €8.8 million in fiscal year 2003. The increase in net interest expense in fiscal year 2005 reflects the increase in the level of our financial debt as well as the decrease in the level of our cash and cash equivalents. In fiscal year 2005, net other income of €7.0 million mainly consisted of grants for research and further education in Austria in the amount of €4.9 million and investment grants in Czech Republic in the amount of €1.3 million. Our net foreign exchange losses were mainly due to hedging costs for foreign exchange financing activities in the amount of €4.7 million, as well as currency losses.

The decrease in net interest expense in fiscal year 2004 reflected increased interest income attributable to the increase in the level of our cash and cash equivalents. In fiscal year 2004, net other income of €12.2 million mainly consisted of Portuguese government grants in the amount of €7.6 million and of grants for research in the amount of €3.9 million for our Austrian affiliate. Our net foreign exchange losses are mainly due to hedging costs for foreign exchange financing activities in the amount of €5.7 million, as well as currency losses.

Income taxes

Tax calculations reflect the current legal structure and the applicable tax laws of the respective countries in which we have operations. The following table shows income taxes as well as income taxes as a percentage of income before income taxes and minority interests for the periods shown:

	Fiscal year ended September 30,
	2005	2004	2003
Benefit/(Provision) for income taxes (euro in millions)	(22.0)	(9.6)	10.2
Income taxes (as a percent of (loss) income before income taxes and minority interests)	(22.6)%	16.3%	309.7%

In fiscal year 2005, profits were recorded in legal entities benefiting from tax incentives, such as our subsidiary in Singapore. The Singapore tax incentive contributed to our net income in the amounts of €0.8 million in fiscal year 2005, €9.9 million in fiscal year 2004, and €9.4 million in fiscal year 2003. The negative tax rate in fiscal year 2005 was mainly caused by valuation allowances on tax assets. The decrease of our tax rate in fiscal year 2004 is based on the higher amount of our group income before taxes in the amount of €59.1 million compared with fiscal year 2003 where we had a relatively small amount of minus €3.3 million group income before taxes. Benefit for income taxes in fiscal year 2003 mainly comprised deferred tax benefits. The third table in Note 15 to our Consolidated Financial Statement reconciles our expected and actual provision for income taxes.

At September 30, 2005, EPCOS had consolidated net operating loss (NOL) carry forwards of €258.8 million. The NOL relates mainly to the German, Austrian, French, Indian and Spanish operations. Additionally, the subsidiary in Spain has a tax credit in the amount of €2.7 million at its disposal.

EPCOS AG changed its pension scheme in fiscal year 2003. Liabilities were transferred to and payments will be made by a so-called relief fund named “Unterstützungskasse der EPCOS AG (UK EPCOS) e.V.”. Taxable income of €7.0 million in fiscal year 2005, €3.4 million in fiscal year 2004 and of €95.6 million in fiscal year 2003 was generated from the conversion at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has thus arisen between the book value and the tax basis, which led to a deferred tax asset of €42.4 million at September 30, 2005, €39.6 million at September 30, 2004, and of €38.2 million at September 30, 2003.

Deferred tax assets (net) amounted to €56.7 million at September 30, 2005 and to €63.2 million at September 30, 2004. Valuation allowances were the main reason for the decrease of the tax assets in fiscal year 2005. As a result of a tax reform enacted in Austria in fiscal year 2004, we had to revalue the deferred tax items, which has led to a tax expense of €5.1 million in fiscal year 2004.

The Company’s valuation allowance increased from fiscal year 2004 to fiscal year 2005 by €34.7 million, in fiscal year 2003 to fiscal year 2004 by €3.5 million and from fiscal year 2002 to fiscal year 2003 by €9.5 million. The valuation allowances reduced the deferred tax assets to a net amount that will more likely than not be realized based on our estimate of future earnings and the expected timing of temporary difference reversals.

Net income

In fiscal year 2005, we recorded a net loss of €119.3, following net income of €49.2 million in fiscal year 2004 and of €6.7 million in fiscal year 2003.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2005, this amount was €49.2 million.

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

In fiscal year 2005, we had cross currency and interest rate swaps with a nominal value of €32 million allocated to transactions with an average size of €2.9 million. The swaps have various maturities up to October 5, 2007. At March 1, 2006, we had cross currency and interest rate swaps with a nominal volume of €32 million allocated to transactions with an average size of €2.9 million. The swaps have various maturities up to October 5, 2007.

Our short- and long-term borrowing arrangements are described in more detail below under “Capital Resources.”

Working capital. Our working capital (current assets (including cash and cash equivalents) less current liabilities) amounted to €288.5 million at September 30, 2005, €314.0 million at September 30, 2004 and €228.3 million at September 30, 2003. The decrease in fiscal year 2005 was mainly due to a decrease of cash and cash equivalents of €44.9 million reflecting the negative cash flow. Additionally, as a result of the deteriorating business development in the passive electronics component industry, especially in the first half of fiscal year 2005, accounts receivable, net, decreased by €10.1 million. Furthermore, inventories, net, decreased by €14.2 million mainly due to a physical reduction of inventories of about €20 million, which was partly offset by an increase of inventory value of approximately €7 million due to foreign exchange influences. Prepaid expenses and other current assets decreased slightly by €1.0 million. These effects were partly offset by a decrease of accounts payable of €26.0 million, a decrease of accrued expenses and other current liabilities of €21.8 million as well as a decrease of deferred income tax of €2.2 million. The current portion of long-term debt remained fairly stable on a year-on-year basis.

Cash flows from operating activities. Net cash provided by operating activities amounted to €88.1 million in fiscal year 2005, €155.5 million in fiscal year 2004 and €135.8 million in fiscal year 2003. The decrease in fiscal year 2005 mainly reflects the significant decrease in net income during the period, a decrease in accounts payable as well as a decrease in accrued expenses and other current liabilities, which was partly offset by a decrease in inventories, net, and a decrease in accounts receivable, net, reflecting the weak demand for passive electronic components as well as a higher depreciation and amortization than in the previous year including the impairment charge for the long-lived assets in the tantalum business.

Cash flows used in investing activities. Net cash used in investing activities consists mainly of capital expenditures. Net cash used in investing activities amounted to €153.4 million in fiscal year 2005, €107.9 million in fiscal year 2004 and €91.0 million in fiscal year 2003. The increase of net cash used in investing activities in fiscal year 2005 was mainly due to a higher level of funds channeled into production capacity for new products, including piezo actuators and tantalum polymer capacitors, as well as for SAW filters in CSSP technology and for multilayer modules.

Cash flows from financing activities. In fiscal year 2005, net cash provided by financing activities amounted to €18.2 million, compared with net cash used in financing activities of €2.9 million in fiscal year 2004 and net cash provided by financing activities of €122.5 million, which was mainly a result of the issuance of a convertible bond in July 2003. In fiscal year 2004, short-term borrowings increased by €9.3 million, while long-term debt decreased by a net €12.1 million during the year. In fiscal year 2005, short-term borrowings decreased by €1.6 million, while long-term debt increased by a net €19.9 million during the year.

Contractual obligations

The following table gives you an overview of our contractual cash obligations for the periods shown:

	Payments due by period at September 30, 2005
Contractual cash obligations	Total	<1 year	1-3 years	4-5 years	>5 years
	(euro in thousands)
Long-term debt	231,071	24,944	47,251	153,101	5,775
Capital lease obligations	16	16	—	—	—
Operating lease obligations	61,344	15,886	22,758	9,944	12,756

Total contractual cash obligations	292,431	40,846	70,009	163,045	18,531

We did not have a material amount of other financial commitments during the periods shown.

Capital resources

As of September 30, 2005, we had cash and cash equivalents of €193.4 million and short-term financial debt (including the current portion of long-term debt) of €132.4 million. This amount included short-term borrowings of €107.5 million and €24.9 million of the current portion of long-term debt. The short-term borrowings consisted principally of unsecured bank loans and export financing. The export financing amounted to €52.0 million at the end of fiscal year 2005 and bore interest at a rate of 1.85% in fiscal year 2005. Other short-term borrowings consisted of various working capital loans with various banks in currencies of the countries where we operate and had a weighted average interest rate of 8.18% in fiscal year 2005.

As of September 30, 2005, we had long-term debt in the amount of €231.1 million, which bore interest at a weighted average rate of 2.895% in fiscal year 2005. This debt (including current installments) consisted of:

Principal amount	Euro equivalent	Interest rate	Maturity	Lender
(in millions)	(in millions)
€ 124.6	124.6	2.5%	2010	Convertible Bond
€ 32.0	32.0	4.2375%	2006 through 2009	KfW
€ 54.2	54.2	0.669-4.00%	2005 through 2011	Austrian banking syndicate and government institutions
€ 2.7	2.7	0%	2005 through 2010	Agência Portuguesa para o Investimento
INR 0.4	0.0	0%	2006 through 2007	ICICI Bank
BRL 20.0	7.5	14.75%-18.75%	2005 through 2009	Banco Nacional de Desenvolvimento Econômico e Social
HUF 2,500.0	10.0	6.61%	2008	HVB Bank

On July 16, 2003, the Company (as guarantor), through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of €126.425 million at an interest rate of 2.5%. At September 30, 2005, deferred debt issuance costs were €1.805 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of €19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control, in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008, the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below €20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003, EPCOS AG entered into a loan of €40.0 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and is repaid since March 31, 2005, in equal semi-annual installments. For further information on our long-term debt arrangements, see Note 9 to our Consolidated Financial Statements.

We have arranged approximately €444.45 million in lines of credit as of September 30, 2005. These lines of credit include a syndicated facility for €250 million led by Bayerische Hypo- und Vereinsbank, The Royal Bank of Scotland and HSBC. This credit facility was unused as of September 30, 2005 and carries an interest rate of either EURIBOR or LIBOR plus 0.30%. For the unused part of the borrowing arrangement a commitment fee is paid to the syndicate of 0.105% per year. The new facility will expire in November 2009. In addition, we have negotiated a series of bilateral credit facilities with international and national banks for an aggregate of €194.45 million, of which €51.46 million were used at September 30, 2005. These facilities bear floating rates of interest based on interbank rates of interest plus margins ranging from 0.25% to 0.75%. We believe these facilities will enable us to meet our obligations as they come due.

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

Capital Expenditures

The following table sets forth our capital expenditures by segment for fiscal years 2005, 2004 and 2003:

	Fiscal year ended September 30,
	2005	2004	2003
	(euro in millions)
SAW components	30.4	41.5	37.0
Ceramic components	71.0	30.6	25.9
Capacitors	35.8	26.3	18.8
Inductors and ferrites	12.7	10.0	12.2

SAW components. In fiscal year 2005, capital expenditures for the SAW components segment were reduced by €11.1 million to €30.4 million and were primarily used to expand production capacity for multilayer modules and SAW filters in CSSP technology.

Capital expenditures for the SAW components segment amounted to €41.5 million in fiscal year 2004 and were primarily channeled into the expansion of production capacity for SAW filters in CSSP technology and for radio-frequency modules. In fiscal year 2003, capital expenditures for the SAW components segment amounted to €37.0 million. These funds were largely spent on new filter technologies and integrated radio frequency modules.

Ceramic components. Capital expenditures for the ceramic components segment amounted to €71.0 million in fiscal year 2005, an increase of €40.4 million compared to fiscal year 2004. These funds were mainly channeled to ramp up production of piezo actuators.

In fiscal year 2004, the major share of capital expenditures for the ceramic components in the amount of €30.6 million was used to purchase production machinery and expand production capacity for piezo actuators. Capital expenditures for the ceramic components segment increased to €25.9 million in fiscal year 2003. The major part of this amount was used for production of new piezo actuators and high-capacitance ceramic capacitors.

Capacitors. In fiscal year 2005, capital expenditures for the capacitors segment increased by €9.5 million to €35.8 million and were largely channeled into launching the production of tantalum polymer capacitors. We also invested in modernizing the production of film capacitors and expanding our production of aluminum electrolytic capacitors.

Capital expenditures for the capacitors segment increased to €26.3 million in fiscal year 2004. These funds were mainly invested into machinery for new products, such as tantalum polymer capacitors, and expansion of production capacity for aluminum electrolytic capacitors at our plant in Gravataí, Brazil. In fiscal year 2003, capital expenditures amounted to €18.8 million and were mainly channeled into the development of new capacitor technologies.

Inductors and Ferrites. In fiscal year 2005, capital expenditures for the inductors and ferrites segment amounted to €12.7 million, a slight increase over the previous year. The major part of this amount was mainly used to expand production capacity at our plants in China and Hungary.

In the inductors and ferrites segment, capital expenditures amounted to €10.0 million in fiscal year 2004. These funds were mainly channeled into building up production capacity at locations in Asia and Eastern Europe. Capital expenditures in the inductors and ferrites segment were scaled back to €12.2 million in fiscal year 2003, compared with €21.3 million in fiscal year 2002. This amount was mainly devoted to the ongoing expansion of our plant in the Czech Republic.

Our budgeted capital expenditures are expected to be below depreciation in fiscal year 2006. In the coming years, we are planning further capital expenditures to develop our production capacity for aluminum electrolytic capacitors in the capacitors segment. In ceramic components, we will emphasize capital expenditures for multilayer ceramics and piezo actuators. In the SAW components segment, we intend to invest in innovative filtering solutions such as film bulk acoustic wave resonators and multilayer ceramic module technologies. In the inductors and ferrites segment, the most important capital expenditures are planned for expanding production capacity at our production facilities in Asia and Eastern Europe.

Our planned capital expenditures include capital expenditures for environmental compliance. Environmental considerations, including energy and materials consumption and satisfying emissions standards, contribute to the cost of improvements and expansions of our production facilities. We do not budget separately for capital expenditures relating to environmental compliance, and few of our capital expenditures are made solely for this purpose. New or more stringent environmental regulations, including any relating to the European Union’s directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment described under Item 8. “Financial Information – Legal matters – Environment,” could require us to increase our capital expenditures budget or reallocate resources.

We intend to finance our capital expenditures program from operating cash flow.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements except for our operating leases, under which we lease manufacturing, sales and administrative facilities and various types of equipment. Rental expenses for operating leases amounted to €23.5 million in fiscal year 2005, €23.6 million in fiscal year 2004 and €24.4 million in fiscal year 2003. Our operating leases include mainly the following items:

•	The lease for our German premises in the amount of €9.7 million, which mainly includes lease payments for our production and sales facilities as well as the lease of our headquarters in the amount of €8.0 million,

•	the lease of a facility in Austria from Siemens for the ceramic components segment. The lease has a term of 10 years and provides for annual lease payments of €1.2 million,

•	the lease by our Austrian subsidiary of a factory building. This lease has a term of 15 years and provides for annual lease payments of €2.2 million,

•	the lease of our production and sales facilities, and of production equipment, in France in the amount of €1.3 million, including €0.7 million in payments under leases for buildings leased from Siemens,

•	the lease of our production and sales facilities in the U.S. amounting to €1.3 million, and

•	the lease for our facility in Singapore in the amount of €2.1 million, mainly comprising lease payments for our buildings.

We have not issued any guarantees or other substantial commitments to third parties.

Effect of New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS No. 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005 and EPCOS adopted SFAS No. 123R in the first quarter of fiscal year 2006. For its equity-classified awards, the Company applied the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS No. 123R and related costs are recognized in the income statement. The adoption of SFAS No. 123R did not have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB No. 20 and FASF Statement No. 3. This statement changes the requirements for the accounting for and reporting of a change in accounting principles. It applies to all voluntary changes in accounting principles, error corrections and required changes due to new accounting pronouncements that do not specify a certain transition method. The Statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principles be limited to the direct effects of the change. It also requires that a change in depreciation, amortization or deletion method for long-lived, non-financial assets be accounted for on a prospective basis. The adoption of SFAS No. 154 is not expected to have material impact on the Company’s consolidated financial statements.

In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms specified in Altersteilzeit Early Retirement Arrangements). “Altersteilzeit” (ATZ) in Germany is an incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the employee’s active service period. Accruals for Company granted bonuses are to be recorded ratably from the date the individual employee enrolls in the ATZ arrangement until the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have material impact on the Company’s consolidated financial statements.

First Quarter Results of Fiscal Year 2006 and Recent Developments

First quarter results (unaudited)

The following table provides key information about the results for the first quarter of fiscal year 2006 (October 1, 2005 to December 31, 2005) and for the first quarter of fiscal year 2005. Effective as of the first quarter of fiscal year 2006, the sale of EPCOS’s tantalum capacitors business to KEMET has necessitated the following changes to our financial reporting practices:

•	although the sale will not close until Spring 2006, EPCOS will report income from its tantalum capacitor activities as discontinued operations; in accordance with U.S. GAAP, the tantalum capacitor activities for comparable periods will be reported in a comparable manner;

•	the capacitors segment has been combined with the inductors and ferrites segment to form the new reportable segment “capacitors and inductors.”

As a result, the following data regarding the first quarter of fiscal year 2006 is presented on a basis that is different from the annual financial data presented elsewhere in this annual report.

	Three months ended December 31,
	2005	2004
	(euro in millions, except share and per share data, unaudited)
Consolidated statement of income data:
Net sales	304.8	267.3
Gross profit	49.7	47.8
Operating income	1.9	5.3
Income before income taxes and minority interest	0.5	1.2
Net income of continuing operations	0.8	0.8
Net loss of discontinued operations, net of income taxes	(4.0)	(1.3)
Net loss	(3.2)	(0.4)
Basic and diluted earnings per share of continuing operations	0.01	0.01
of discontinued operations	(0.06)	(0.02)
Basic and diluted weighted average number of shares	65,300,000	65,300,000

Net sales by segment:
Capacitors and inductors	109.3	96.5
SAW components	98.4	95.7
Ceramic components	97.1	75.1
Less inter-segment sales	—	—

Total	304.8	267.3

Earnings (loss) before interest and taxes by segment (reconciled to net income (loss)):
Net loss	(3.2)	(0.4)
Net loss of discontinued operations, net of income taxes	(4.0)	(1.3)
Net income of continuing operations	0.8	0.8
Minority interest	0.1	0.0
Provision (benefit) for income taxes	(0.4)	0.4
Interest income	(0.7)	(0.4)
Interest expenses	3.5	2.2
EBIT (continuing operations)	3.3	3.0
(as a percent of net sales)	1.1%	1.1%
thereof:
Capacitors and inductors	(6.4)	(4.4)
(as a percent of net sales)	(5.9)%	(4.6)%
SAW components	12.4	10.4
(as a percent of net sales)	12.6%	10.9%
Ceramic components	(2.7)	(3.0)
(as a percent of net sales)	(2.8)%	(4.0)%

Capital expenditures by segment:
Capacitors and inductors	2.8	11.8
SAW components	7.6	7.8
Ceramic components	7.7	16.8
Eliminations	0.5	0.2

Total	18.6	36.6

Our net sales increased by 14.0%, from €267.3 million in the three months ended December 31, 2004 to €304.8 million in the three months ended December 31, 2005. Net sales of products to the automotive electronics industry and to component distributors increased significantly, reflecting the strong demand in these areas. Net sales to the consumer electronics and to industrial electronics customers also grew substantially, although net sales of telecom products decreased slightly due to price erosion. Despite the increase in net sales on a year-to-year basis, EBIT increased only slightly, to €3.3 million in the first quarter of fiscal year 2006 compared with €3.0 million in the first quarter of fiscal year 2005, due to ramp-up costs for new products and the strength of the Brazilian real. Net income from continuing operations was €0.8 million in the three months ended December 31, 2005, remaining at the same level as in the previous year for the reasons described above. As a result, earnings per share (basic and diluted) from continuing operations was €0.01 for the three months ended December 31, 2005, also remaining at the same level as in the first quarter of fiscal year 2005.

Capacitors and inductors. Net sales in the capacitors and inductors segment increased by 13.3% to €109.3 million in first quarter of fiscal year 2006 compared with €96.5 million in the first quarter of fiscal year 2005 due to the strong demand for power capacitors, which are mostly used in industrial electronics. In particular, demand for aluminum electrolytic capacitors rose among component distributors. Net sales of inductors increased in nearly all target industries, although growth was strongest in products for automotive electronics applications. Segment EBIT decreased to minus €6.4 million in the first quarter of fiscal year 2006, compared with minus €4.4 million in the first quarter of fiscal year 2005 due to the negative impact of the strong Brazilian real, which appreciated by approximately 35% compared to the same period in the previous year. This currency effect caused the cost situation of our heavily export-oriented capacitor plant in Brazil to decline appreciably. Residual costs associated with the tantalum activities we have agreed to sell continue to burden earnings in the capacitors and inductors segment. Substantial up-front investments for the development of ultracapacitors also negatively affected earnings.

SAW components. Net sales in the SAW components segment increased by 2.8%, to €98.4 million in the three months ended December 31, 2005, compared with €95.7 million in the three months ended December 31, 2004. The trend in net sales of SAW products for use in consumer electronics equipment was positive. Net sales of multilayer modules for mobile communications applications also increased. Segment EBIT increased to €12.4 million in the first quarter of fiscal year 2006, compared with €10.4 million in the previous year.

Ceramic components. Net sales in the ceramic components segment increased by 29.3%, from €75.1 million in the first quarter of fiscal year 2005 to €97.1 million in the first quarter of fiscal year 2006. Piezo actuators accounted for the largest share of this growth. At the same time, business with thermistors and varistors developed well in all target industries, as did net sales of sensors and sensor systems. EBIT in this segment increased slightly from minus €3.0 million in the first quarter of fiscal year 2005 to minus €2.7 million in the first quarter of fiscal year 2006. Due to high startup costs for new products, earnings did not improve despite the growth in net sales for piezo actuators against the same quarter in fiscal year 2005.

Recent developments

The business development for the first three months ended December 31, 2005 was mixed. Although new orders increased throughout the first quarter of fiscal year 2006, net sales did not, decreasing instead by 4.2%, from €318.2 million in the last quarter of fiscal year 2005 to €304.8 million. This decline was influenced by factors such as the Christmas holiday season and the end of the fiscal year for many customers. Net sales to customers in automotive electronics and industrial electronics as well as sales through component distribution channels were most affected by these factors.

The market for passive electronic components has always been characterized by cyclical demand patterns and volatility, and we expect these factors to continue to affect our business in the future. Additionally, global competition has become even fiercer. We are responding to these market challenges with strict cost and cash flow management. In fiscal year 2006, capital expenditures are expected to be significantly lower than in the previous year and are expected to be below depreciation.

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

Further principles of good corporate governance are included in the German Corporate Governance Code, which came into force with the Transparency and Disclosure Act (Transparenz- und Publizitätsgesetz) in July 2002 and was last updated in June 2005 by a commission established by the German government. It includes recommendations and suggestions for the organization and functioning of the management and supervisory boards and for the cooperation between the two boards. German stock corporations are obliged to issue once a year a declaration regarding their compliance with the recommendations of the German Corporate Governance Code. For further information on the German Corporate Governance Code and our Declaration of Conformity dated December 13, 2005, see Item 10. “Additional Information – Articles of Association and Relevant Provisions of German Law.”

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

The supervisory board meets at least once during each quarter. In fiscal year 2005, the supervisory board met 5 times. Its main functions are:

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

The following table sets forth, as of September 30, 2005, the names of the members of our supervisory board, their ages and principal occupations. The terms of office of all members of our supervisory board expired at the end of the annual general meeting for fiscal year 2004, which was held on February 16, 2005, except for Mr. Ischler, whose term will expire at the end of the annual general meeting for fiscal year 2006 if not removed earlier by Siemens according to its respective delegation right described above. The annual general meeting for fiscal year 2004 reelected Mr. Klaus Ziegler, Dr. Jürgen Heraeus and Prof. Dr. Anton Kathrein for an additional term of five years. Our employees reelected Mr. Peter Hoffmann, Mr. Francis Oppenauer and Mr. Andreas Strobel for the same term. In addition, our shareholders and our employees elected five new members. The new supervisory board reelected Klaus Ziegler as chairman and Peter Hoffmann and Prof. Dr. Anton Kathrein as deputy chairmen of the supervisory board.

The members of our supervisory board, their ages and positions were as follows as of September 30, 2005:

Name	Age	Principal occupation and other business activities
Klaus Ziegler (Chairman)	70	Member of the Advisory Council of EPCOS do Brasil Ltda., Gravataí, Brazil

Dr. Wolf-Dieter Bopst	66	Member of the Supervisory Board of OSRAM GmbH

Peter Geschka*	56	Full-time Councillor of EPCOS AG Works Council, Munich facility

Dr. Jürgen Heraeus	69	Chairman of the Supervisory Boards of Heraeus Holding GmbH, GEA Group AG and Messer Group GmbH; Chairman of the Board of Directors of Argor-Heraeus S.A., Mendrisio, Switzerland; Member of the Supervisory Boards of Heidelberger Druckmaschinen AG and Lafarge Roofing GmbH

Peter Hoffmann* (Deputy Chairman)	43	Deputy Chairman of EPCOS AG Works Council, Heidenheim facility

Burkhard Ischler	43	Managing Director, Corporate Finance Mergers & Acquisition, Siemens AG, Non-Executive Member of the Board of Directors of Demag Holding S.à.r.l., Luxembourg

Prof. Dr. Anton Kathrein (Deputy Chairman)	54	Managing Director and General Partner, KATHREIN-Werke KG; Chairman of the Supervisory Board of Erste Rosenheimer Privatbank AG

Francis Oppenauer*	57	General Counsel of IG Metall, Munich; Member of the Representatives’ Assembly, BG Feinmechanik and Elektrotechnik; Member of the Management Committee, Labor Agency, Munich

Joachim Reinhart	59	President and Chief Operating Officer, Panasonic Europe Ltd., UK; Executive Officer of Matsushita Electric Industrial Co., Ltd., Japan; Member of the Supervisory Board of EquityGate AG

Claus Ryschawy*	46	Chairman of EPCOS AG Central Works Council and EPCOS AG Works Council, Munich facility; Member of the European Employee Council of the EPCOS Group

Andreas Strobel*	52	First Authorized Representative, IG Metall, Heidenheim; Member of the Supervisory Board of Voith AG, Voith Paper Verwaltungs GmbH and Voith Turbo Beteiligungs GmbH

Winfried Wolff*	55	Corporate Director of RF Chokes Business Unit, EPCOS AG

*	Elected by employees.

The supervisory board has formed an executive committee and a mediation committee, the latter of which is required by German law. In September 2002, the supervisory board formed an audit committee.

•	The executive committee is entitled to take urgent decisions on behalf of the supervisory board. Further, the executive committee assumes some of the responsibilities of the supervisory board, such as the conclusion of the employment agreements between the members of the management board and our corporation. It consists of the chairman, the first deputy chairman and the second deputy chairman of the supervisory board. The executive committee met three times in fiscal year 2005.

•	The sole function of the mediation committee is to act as a mediator between the shareholder representatives and the employee representatives on the supervisory board in finding a suitable candidate for the management board, in case a first candidate failed to get the necessary majority of votes on the supervisory board. The mediation committee consists of the chairman, the first deputy chairman and two further members of the supervisory board (Mr. Francis Oppenauer and Prof. Dr. Anton Kathrein) elected for the mediation committee. The mediation committee did not have to be convened in the fiscal year 2005.

•	The audit committee assumes some of the responsibilities of the supervisory board with respect to, among other things, the auditing of our books and financial statements. In particular, it has direct responsibility for the compensation and oversight of our auditors. The audit committee consists of the chairman of the supervisory board and two further members of the supervisory board (Mr. Oppenauer and Dr. Heraeus). The audit committee met five times in fiscal year 2005.

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

The members of our management board, their ages, positions and terms of appointment were as follows as of September 30, 2005:

Name	Age	Position	Term expires
Gerhard Pegam	44	Chief Executive Officer	July 30, 2009
Dr. Wilfried Backes	62	Chief Financial Officer	September 30, 2006
Josef Unterlass	56	Chief Operating Officer	March 31, 2006

Mr. Pegam was appointed August 4, 1999, Mr. Unterlass effective April 1, 2001 and Dr. Backes effective April 1, 2002. Effective March 31, 2003, Dr. Backes took the position as CFO.

Effective November 1, 2005, Dr. Werner Faber was appointed as Chief Technology Officer. Mr. Faber is 57 years old. His term will expire on October 31, 2008.

On March 31, 2006, Mr. Unterlass will leave the board.

Effective April 1, 2006, Mr. Helmut König was appointed as Chief Financial Officer beginning July 1, 2006, thus succeeding Dr. Backes. He is 45 years old. Dr. Backes will be responsible for special projects from July 1, 2006 until September 30, 2006, when he will retire.

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

Dr. Werner Faber has been president of our business division for surface acoustic wave components since 2001. Since 2004, he has also been responsible for our capacitors business division, as he was from 1999 to 2001. From 1996 to 1999 he served as head of our business division for film capacitors in Málaga, Spain. Prior to 1996, Dr. Faber held various positions in the surface acoustic wave filter operations of Siemens Matsushita Components.

Mr. Helmut König has held a number of leading positions at Panasonic AVC Networks Germany GmbH since 1988. From 2002 on, he was sole managing director, having overall responsibility for both the Panasonic production facility in Peine, Germany, and its wholly owned subsidiary in Slovakia.

Compensation of Officers and Directors

The members of our supervisory board receive reimbursement of their actual out-of-pocket expenses and an annual payment. Pursuant to the Articles of Association, the members of the supervisory board receive fixed compensation plus an attendance fee for every meeting of the supervisory board or of a supervisory board committee attended during the period under review. Each member of the supervisory board was entitled to receive €20,000 as fixed compensation for fiscal year 2005, with the chairman to receive €40,000 and each deputy chairman €30,000. Individual fixed compensation is calculated according to the period served as a member, chairman or deputy chairman of the supervisory board during the fiscal year. Total compensation, including reimbursement of expenses, paid to the members of our supervisory board amounted to €376,000 in fiscal year 2005 compared with €391,000 in fiscal year 2004. The following table shows an individualized breakdown of the compensation paid to members of our supervisory board in fiscal year 2005:

	Compensation
in €	Fixed	Attendance fees	Total
Klaus Ziegler (chairman)	40,000	26,000	66,000
Dr. Wolf-Dieter Bopst (since February 16, 2005)	12,384	3,000	15,384
Peter Geschka (since February 16, 2005)	12,384	3,000	15,384
Dr. Jürgen Heraeus	20,000	8,000	28,000
Peter Hoffmann (deputy chairman)	30,000	10,500	40,500
Konrad Hollerieth (until February 16, 2005)	7,616	1,000	8,616
Burkhard Ischler	20,000	5,000	25,000
Prof. Dr. Anton Kathrein (deputy chairman)	30,000	9,500	39,500
Hans Lux (until February 16, 2005)	7,616	2,000	9,616
Francis Oppenauer	20,000	10,000	30,000
Werner Pietsch (until February 16, 2005)	7,616	2,000	9,616
Joachim Reinhart (since February 16, 2005)	12,384	2,000	14,384
Claus Ryschawy (since February 16, 2005)	12,384	3,000	15,384
Andreas Strobel	20,000	5,000	25,000
Andreas Strohmayr (until February 16, 2005)	7,616	2,000	9,616
Kunihisa Tachiiri (until February 16, 2005)	7,616	1,000	8,616
Winfried Wolff (since February 16, 2005)	12,384	3,000	15,384

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

The management board members are also granted options for shares of EPCOS AG under the EPCOS stock option plans as a variable component with a long-term incentive effect and risk elements. For further information, see “— Options to Purchase Securities from Registrant or Subsidiaries” below and Note 12 to our Consolidated Financial Statements.

The compensation package also includes a company pension and transitional payments, a company car, which may also be used privately, and business and personal liability, accident, disability and term life insurance cover. Total cash compensation paid to the management board amounted to €1,473,000 in fiscal year 2005, (€2,632,000 in fiscal year 2004). This amount was composed of fixed components (including social security contributions, leasing payments for company cars and the cash value of insurance cover) totaling €1,011,000 in fiscal year 2005, (€987,000 in fiscal year 2004) and variable components totaling €462,000 in fiscal year 2005, (€1,645,000 in fiscal year 2004). In addition, a total of 115,000 stock options were granted (39,000 stock options in fiscal year 2004). The weighted average fair value on the date of issue amounted to €3.90 per option.

An individualized breakdown of management board compensation for the last fiscal year is given in the following table (rounded to thousands of euros):

	Cash compensation			Stock options
in €	Fixed	Variable	Total	Number	Exercise price
Gerhard Pegam	382,000	180,000	562,000	50,000	13.74
Wilfried Backes, Dr.	341,000	150,000	491,000	25,000	13.74
Josef Unterlass	288,000	132,000	420,000	40,000	13.74

Pensions for our former members of the management board and their surviving dependents are being paid by Siemens AG or have already been settled. Our accruals for pensions and transitional payments for the active members of the management board amounted to approximately €4.6 million as of September 30, 2005.

Options to Purchase Securities from Registrant or Subsidiaries

As part of a stock option plan adopted on September 28, 1999 (the “1999 SOP”) for members of our management board, directors of subsidiaries and affiliates and other eligible employees, the Company was authorized to distribute non-transferable options exercisable for up to 2,480,000 shares over a five-year period. In connection with the 1999 SOP, our shareholders approved a capital increase in the form of conditional capital (Bedingte Kapitalerhöhung) in an amount not to exceed €2,480,000. With the consent of the supervisory board, management may authorize the use of existing shares instead of conditional capital to satisfy option exercises.

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

The first option grant under the 1999 SOP was made in October 1999 in connection with our initial public offering; additional option grants have been made since then. The following table sets forth the terms of our currently outstanding options under the 1999 SOP:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date	Expiration date
October 1999	158,000	147,250	35.65	October 15, 2001	October 16, 2006
November 2000	394,500	368,000	105.04	November 30, 2002	November 29, 2007
February 2001	60,000	60,000	90.90	February 23, 2003	February 22, 2008
November 2001	463,500	420,000	64.11	November 28, 2003	November 27, 2008
November 2002	698,500	637,500	15.23	November 22, 2004	November 23, 2009
December 2003	495,000	449,000	21.76	December 12, 2005	December 13, 2010

*	Neither expired nor exercised.

As of March 1, 2006, members of our management board together held options to purchase a total of 347,000 shares under the 1999 SOP, while members of our supervisory board held options to purchase a total of 113,750 shares under the 1999 SOP.

To date, a total of 2,269,500 options have been granted under the 1999 SOP. On February 11, 2004, the 1999 SOP was terminated pursuant to a resolution adopted by the Annual General Meeting of EPCOS AG. No further options will be issued under this plan.

At the same Annual General Meeting, a new stock option plan (the “2004 SOP”) was adopted, which basically has the same key terms as the 1999 SOP: Under the 2004 SOP, the Company is authorized to distribute non-transferable options exercisable for up to 2,480,000 shares to members of our management board, directors of subsidiaries and affiliates and other eligible employees over a three-year period. In connection with the 2004 SOP, our shareholders approved an additional capital increase in the form of conditional capital 2004 II in an amount not to exceed €2,480,000. Instead of shares issued from this conditional capital 2004 II, holders of options may, at the discretion of the Company, also be granted treasury shares or paid cash settlements.

During the three-year duration period of the 2004 SOP, decisions about the grant of options may be taken within a period of three months after the annual results for each fiscal year have been published. The supervisory board may decide how many options to grant to the management board and the management board may decide how many options to grant to other eligible employees of the EPCOS Group. The exercise price for options distributed pursuant to the 2004 SOP is 115% of the average opening market price of our shares on the German Xetra system during the five-day trading period immediately before the option issuance date. Holders of options may exercise them during the five-year period starting after the expiration of a vesting period but only within fixed time periods following publication of our quarterly or annual results. The vesting period begins one week after the grant date and runs for at least two years. In the event of extraordinary, unforeseen developments, the supervisory board and management board are authorized to introduce a cap on possible gains from stock options.

The first option grant under the 2004 SOP was made in December 2004. The following table sets forth the terms of our currently outstanding options under the 2004 SOP:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date	Expiration date
December 2004	340,000	316,000	13.74	December 21, 2006	December 20, 2011
December 2005	339,000	339,000	13.05	December 21, 2007	December 20, 2012

*	Neither expired nor exercised.

As of March 1, 2006, members of our management board together held options to purchase a total of 210,000 shares under the 2004 SOP, while members of our supervisory board held no options under the 2004 SOP.

For further information on our stock option plans, see Note 12 to our Consolidated Financial Statements.

Employees

As of September 30, 2005, we had 16,085 employees worldwide (compared with 15,587 as of September 30, 2004 and 13,283 as of September 30, 2003). The increase in fiscal year 2005 was attributable to headcount rise in low-labor-cost countries, which was partially offset by headcount reductions in high-labor-cost countries made in response to market conditions, mainly in Germany. Approximately 13% of our employees work in Germany.

The following table shows a breakdown of our employees by business segments and region as of the dates indicated. It does not include employees in our Munich headquarters or sales offices at our business segments.

	As of September 30,
	2005	2004	2003
Employees by business segment

SAW components	2,119	2,204	2,231
Ceramic components	3,215	2,828	2,701
Capacitors	4,075	4,143	3,594
Inductors and ferrites	5,963	5,699	4,036

	As of September 30,
	2005	2004	2003
Employees by regions

Asia	7,673	7,206	5,333
Europe without Germany	4,562	4,504	4,222
Germany	2,064	2,188	2,295
Americas	1,786	1,689	1,433

We believe that a significant portion of our employees belong to an organized labor union. We have experienced no significant work stoppages in recent years, and we consider our employee relations to be very good.

Share Ownership

No member of our management board or our supervisory board individually holds shares or options representing 1% or more of our shares outstanding. As of March 1, 2006, as a group, members of our management board held 1,328 shares and 557,000 options for shares, representing 0.855% of our nominal share capital, and members of our supervisory board, as a group, held 13,613 shares and 113,750 options for shares, representing 0.195% of our nominal share capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the current beneficial ownership of our company’s share capital by the principal shareholders (each person or entity who owns beneficially 5% or more of our shares):

Identity of person or group	Title of class	Amount owned		Percent owned
Siemens AG	Ordinary shares, no par value, notional value €1	8,162,501		12.5%
Matsushita Electronic Components (Europe) GmbH	Ordinary shares, no par value, notional value €1	8,162,501		12.5%
AXA S.A.	Ordinary shares, no par value, notional value €1	3,291,120	**	5.04%*

*	According to notification sent by AXA S.A. to us and to the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in October 2004. For details see below under “Other Major Shareholders.”
**	Amount calculated from the percentages notified by AXA S.A.

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

We are parties to agency and distributorship agreements with 10 Siemens affiliates in various territories worldwide as of September 30, 2005. Each such Siemens agent or distributor has non-exclusive rights to solicit and mediate sales in its respective assigned territory. We agree separately with most agents and distributors on sales margins for our products in their territory for sales made for their own accounts. We decide whether commission-based sales may take place. We determine commissions on a case-by-case basis for our agents. These commissions are based on the agent’s contribution, the nature and volume of the transaction and the price realized. In fiscal year 2005, we paid sales commissions in the amount of €6.6 million to Siemens. For further information on agreements with Siemens, see Item 10. “Additional Information — Material Contracts” and Note 10 to our Consolidated Financial Statements.

We have also entered into a number of intellectual property licensing and development agreements with Matsushita Electronic Components Co., Ltd. These include a license agreement entered into in fiscal year 2000 on certain know-how of Matsushita relating to tantalum capacitors, for which we have agreed to make specified lump-sum payments and pay specified licensing fees. A license agreement with Matsushita on know-how relating to ultra capacitors made in fiscal year 2001 was terminated later by common consent. In fiscal year 2002 we entered into a know-how cross-license agreement that grants to us and to Matsushita non-exclusive and non-transferable licenses for reciprocal use of certain know-how relating to the production of surface acoustic wave components. These mutual licenses are not royalty bearing. As of June 1, 2002 and as of November 20, 2003 we entered into two development agreements with Matsushita regarding certain SAW devices. We do not believe that any of these agreements are material either to us or to Matsushita. In connection with these agreements, we had total expenses, consisting of license and service fees as well as purchases of inventories and services charged to cost of goods sold, to Matsushita Electronic Components Co., Ltd.

in the amount of €2.4 million in fiscal year 2005. For further information on agreements with Matsushita, such as in particular the patent cross license agreement with Matsushita Electric Industrial Co., Ltd. and the frame agreements on technical cooperation with Matsushita Electronic Components Co., Ltd. as well as with Matsushita Electric Industrial Co., Ltd., which were renewed and extended with effect from June 30, 2004, see Item 10. “Additional Information — Material Contracts.”

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See Item 3. “Key Information” as well as Item 18. “Financial Statements”, pages F-1 through F-47.

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

Dividend Policy

We expect to reinvest most of our earnings in the next few years to finance our continued growth. The level of dividends in each year will depend on general business conditions, our current and expected future financial performance, our funding requirements and other relevant factors. We will pay any dividends on our shares in euro. We have not paid any dividend in respect of the fiscal years 2001 through 2005.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of September 30, 2005, this amount was negative (€49,203), and a distribution of dividends was therefore not possible. As of September 30, 2004, the distributable amount was €46.392 million. As of September 30, 2003, the distributable amount was €6.234 million. As of September 30, 2002, this amount was negative (€32.465 million), therefore a distribution of dividends was not possible in respect of fiscal year 2002.

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

Item 9. The Offer and Listing

Nature of Trading Market

Prior to our initial public offering in October 1999, there was no public market for our shares or ADSs. Our ADSs, each representing the right to receive one ordinary share, no par value, notional value €1, are listed on the New York Stock Exchange, and our shares are listed on the Frankfurt Stock Exchange. JP Morgan Chase Bank, as successor of Morgan Guaranty Trust Company of New York, is the depositary for our ADSs. The Frankfurt Stock Exchange is the principal trading market for our ordinary shares.

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

Our shares are included in the Tec-DAX established in March 2003 with 30 companies focusing on future technologies, electronics and similar businesses.

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

The table below sets forth, for the periods indicated, reported closing high and low quoted prices for our ordinary shares on the Frankfurt Stock Exchange:

Frankfurt Stock Exchange*

	High	Low
	(in euro)
Monthly:
September 2005	10.87	10.06
October 2005	11.24	9.99
November 2005	10.70	10.01
December 2005	11.44	10.95
January 2006	12.91	11.06
February 2006	12.04	11.40

Quarterly:

October through December 2003	19.80	14.32
January through March 2004	22.63	16.82
April through June 2004	19.69	15.24
July through September 2004	17.13	11.20

October through December 2004	13.35	10.98
January through March 2005	11.45	9.36
April through June 2005	10.93	8.78
July through September 2005	12.45	9.93
October through December 2005	11.44	9.99

Yearly:
Financial year ended September 30, 2001	117.39	32.20
Financial year ended September 30, 2002	62.98	7.19
Financial year ended September 30, 2003	17.83	5.66
Financial year ended September 30, 2004	22.63	11.20
Financial year ended September 30, 2005	13.35	8.78

*	Source: Xetra, Deutsche Börse AG

On March 22, 2006 the closing sales price per ordinary share on the Frankfurt Stock Exchange was €11.20, as reported by Deutsche Börse AG.

Trading on the New York Stock Exchange

As of March 14, 2006, 302,539 of our American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 302,539 of our ordinary shares or approximately 0.5% of our outstanding share capital, and there were 513 beneficial holders and 25 holders of record of ADRs.

The table below sets forth, for the periods indicated, the reported high and low quoted prices for the ADRs on the New York Stock Exchange:

New York Stock Exchange*

	High	Low
	(in U.S. dollar)
Monthly:
September 2005	13.51	12.40
October 2005	13.20	12.08
November 2005	12.71	11.94
December 2005	13.67	12.65
January 2006	15.52	13.49
February 2006	14.41	13.63

Quarterly:

October through December 2003	23.68	16.70
January through March 2004	28.09	20.45
April through June 2004	23.94	18.22
July through September 2004	20.83	13.76
October through December 2004	16.38	14.78
January through March 2005	15.54	12.06
April through June 2005	13.83	11.30
July through September 2005	15.21	12.01
October through December 2005	13.67	11.94

Yearly:
Financial year ended September 30, 2001	102.50	29.55
Financial year ended September 30, 2002	55.70	7.80
Financial year ended September 30, 2003	19.02	5.70
Financial year ended September 30, 2004	28.09	13.76
Financial year ended September 30, 2005	15.54	11.30

*	Source: Dow Jones & Company, Inc.

On March 21, 2006, the closing sales price per ADR on the New York Stock Exchange was $13.49, as reported by Dow Jones & Company, Inc.

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

Objects and purposes

According to Section 2 of our Articles of Association, the object of our company is direct or indirect activity in the area of research, development, manufacture and marketing of electronic components, electronic systems and software, as well as the performance of services related thereto.

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

In July 2002, the German Securities Trading Act was amended to require the reporting of certain directors’ dealings. These requirements were expanded in October 2004 by the Investor Protection Improvement Act (Gesetz zur Verbesserung des Anlegerschutzes). Persons having regular access to insider information and being entrusted with the direction of an issuer whose securities are admitted to trading on a domestic stock exchange, such as in particular members of the management and supervisory boards of the issuer, have to notify both the issuer and the German Federal Financial Services Authority of acquisitions and sales of shares of the issuer or of other financial instruments relating to the issuer or its shares. This obligation also applies to certain relatives of the persons concerned, such as their spouses and dependent children, as well as certain companies and institutions affiliated with them. As a de-minimis exception, transactions are exempted from the notification obligations if the total value of all relevant transactions of one of these persons and its relatives and affiliates within one calendar year does not exceed €5,000. In addition, the issuer has to publish on its website all notifications it has received for at least a period of one month. In fiscal year 2005, one management board member notified us of a purchase of 1,000 shares.

Authorized and contingent capital and issuance of convertible bond

As resolved at the annual general meeting of shareholders on February 11, 2004, our management board is authorized, with the approval of the supervisory board, to increase, once or in partial amounts, in the period until February 10, 2009, the registered share capital by a total of up to €13,020,000 by issuing new ordinary registered no-par shares against cash or in-kind contributions (authorized capital 2004). The shareholders are principally entitled to preemptive rights, however, under certain conditions, as determined in the Articles of Association, the Management board is authorized to exclude such preemptive rights with consent of the supervisory board. The formerly existing authorized capital was cancelled. For a description of our contingent capital increase, see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrants or Subsidiaries.”

Based on the authorization of the shareholder meeting from March 6, 2002, we issued a €126,425,000 convertible bond due 2010 with a coupon of 2.5% through our Dutch subsidiary EPCOS Finance B.V. guaranteed by EPCOS AG in June 2003. The convertible bond was placed with institutional investors outside the U.S., Canada and Japan in reliance on Regulation S and is listed on the Luxemburg Stock Exchange. We issued the convertible bond to benefit from the attractive financing opportunities in the then-current convertible market given the low interest rate and high volatility environment. The offering has allowed us to increase our financial flexibility.

After the authorization to issue convertible and/or warrant linked bonds of the year 2002 has been exhausted, our shareholder meeting decided on February 11, 2004 to authorize the management board to issue, with the consent of the supervisory board, once or several times until February 10, 2009 convertible and/or warrant-linked bonds with an aggregate face value of up to €500 million and a maximum term of fifteen years and to grant holders or creditors of bonds conversion or option rights for our shares with a proportional interest in the share capital of up to a total of €6.5 million. For this purpose, the shareholder meeting adopted a resolution to conditionally increase our share capital by up to €6.5 million through the issue of up to €6.5 million new ordinary registered shares of no par value in case the conversion or option rights are exercised (conditional capital 2004).

Repurchase of our own shares

We may not acquire our own shares unless authorized by a resolution duly adopted at the shareholder meeting or in other limited circumstances set forth in the German Stock Corporation Act, such as for the purpose of offering those treasury shares to employees. The shareholders’ authorization to repurchase shares may extend for a period of no more than 18 months. The German Stock Corporation Act generally limits share repurchases to 10% of our nominal share capital. Additional limitations (e.g., regarding the daily volume repurchased) and certain disclosure requirements (prior to and after the repurchase) resulting from European law must be observed in order to benefit from a safe harbor that ensures that the repurchase cannot constitute market manipulation. Any resale of repurchased shares must be effected on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. Shares that are repurchased may be reissued without preemptive rights and without shareholder approval as long as they are used for the acquisition of a business or participation in a business.

In fiscal year 2002, we repurchased 51,410 shares at an average purchase price of €40.10 per share and reissued 26,416 shares to our employees. The repurchase took place pursuant to a stock buy back program in order to offer discounted shares to our employees as described under Item 6. “Directors, Senior Management and Employees.” As of September 30, 2003, we held 25,000 shares in preparation for such an offer to our employees for fiscal year 2003, but in October 2003, the management board decided to stop the employee share purchase plans so that we do not plan to offer an employee share purchase plan for fiscal year 2004 and the years thereafter. In accordance with German law, we sold these shares into the market outside the United States in November 2003. We did not repurchase additional shares in fiscal years 2005 and 2004.

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

The German Corporate Governance Code

In February 2002, a Government Commission established by the Ministry of Justice published a German Corporate Governance Code (the “CGC”), which summarizes the fundamental guidelines of corporate governance in Germany. The CGC was updated in May 2003 and in June 2005.

The CGC comprises a set of best-practice guidelines for the governance of German companies listed on a stock exchange. The full text of the CGC, including an English translation thereof, is available on the Internet at http://www.corporate-governance-code.de. In addition to restating various corporate governance-related provisions of German law, the CGC contains approximately 50 ”recommendations”, which reflect widely recognized and well-established standards of corporate governance, and approximately 25 ”suggestions”, which reflect additional standards for the sound and responsible management and supervision of a company. Topics covered by the CGC include:

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

Although the CGC does not have the force of law and compliance with the recommendations and suggestions set forth in the CGC is voluntary, Section 161 of the German Stock Corporation Act requires that the management board and the supervisory board of a covered company declare annually either that the company has complied, and will continue to comply, with the recommendations set forth in the CGC or, alternatively, which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” system). There is no similar requirement to issue a declaration with respect to the suggestions contained in the CGC. On December 13, 2005, our management board and supervisory board issued the revised, annual declaration of conformity stating that we have been, since the last declaration of conformity issued on December 13, 2004, and are in compliance with all of the recommendations set forth in the CGC, with the following exceptions (see Exhibit 15 to this annual report for a copy of this declaration):

(i)	The supervisory board made an exception from its decision not to nominate candidates to the supervisory board who would exceed the age of 71 at the end of their term in office given the unique knowledge and experience of Mr. Klaus Ziegler and Dr. Juergen Heraeus. Based on the supervisory board’s proposal, the annual general meeting on February 16, 2005 elected Mr. Klaus Ziegler and Dr. Juergen Heraeus, who were 70 and 68 years old respectively, to the supervisory board. Furthermore, the supervisory board proposed, and the annual shareholders meeting followed the proposal, to elect Mr. Joachim Reinhart to the supervisory board. Even though Mr. Reinhart belongs to the executive management of Matsushita, one of our competitors, we believe that his representation on the board will not give rise to issues of conflicts of interest and that the outstanding qualifications of Mr. Reinhart will be very valuable to us. Should against our expectation any conflict of interest arise with respect to Mr. Reinhart in isolated circumstances, any such conflict can be avoided if he does not take part in the relevant supervisory board consultations or abstains from voting on relevant decisions.

(ii)	While the election of supervisory board members by the annual general meeting on February 16, 2005 was conducted on an individual basis as recommended by the CGC, the November 2005 election of the six supervisory board members who represent the employees had to be carried out in three rounds of elections in accordance with the Third Voting Order under the German Co-Determination Act. One vote was held to elect the representative of executive employees and one to elect the two representatives of the workforce. Mr. Klaus Ziegler was re-elected as chairman of the supervisory board at the supervisory board meeting on February 16, 2005. His renewed candidacy for that office had not been formally announced to shareholders as recommended by the CGC, given that this recommendation only became a part of the CGC on June 2, 2005.

(iii)	Our directors’ and officers’ liability insurance policies for the members of our management and supervisory board do not provide for any deductibles. By waiving any deductibles, we recognize that a deductible is not common outside of Germany and that our senior management below the board level, both in and outside of Germany, is covered by a group insurance policy without deductible, which would mean a different treatment of management board members and other high-level personnel.

(iv)	Compensation of the members of the supervisory board does not contain any variable component linked to the Company’s success. This exception is intended to avoid any conflicts of interest with the supervisory board’s monitoring functions by aligning the compensation to the company’s performance.

(v)	The stock option plan approved by the Annual General Meeting on February 11, 2004 is not based on comparative parameters, as for example, performance of stock indices or achievement of a specified share price since, in our view, it would be impossible for EPCOS to objectively define a relative performance target based on a comparative index given that no index for the passive electronic components industry is available on the market and an independent attempt to compile an industry index suitable for comparison would not work due to the small number of listed competitors.

In addition, the 1999 SOP did not include a possibility for the limitation (cap) for extraordinary, unforeseen developments in connection with stock options granted to the management board as provided for in the current CGC. However, the 2004 SOP approved by the annual general meeting on February 11, 2004, expressly authorizes the supervisory board to introduce a cap corresponding to the CGC’s recommendation. The supervisory board made use of this authorization when it issued stock options based on the 2004 SOP to members of the management board.

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

Although German law does not explicitly require that the management or supervisory board members of a German company must be independent, a certain degree of independence of the supervisory board members is assured by the fact that, subject to a limited exception currently not applicable to us, no person may concurrently serve on the management board and the supervisory board of the same company. See Item 6. “Directors, Senior Management and Employees — Overview”

and “—Supervisory Board” for more information on our practice. In addition, the CGC recommends that the supervisory board include a sufficient number of board members that the supervisory board considers independent. A supervisory board member is considered independent if he or she has no business or personal relatives within the Company or its management board that causes a conflict of interest. Under the German rules of co-determination as applicable to us, four out of the six employee representatives on our supervisory board are employees of us or one of our domestic subsidiaries.

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

Under German law, the only committee required by law is the mediation committee, which is a supervisory board committee that must be formed in all companies that are subject to the principle of co-determination. The mediation committee consists of the chairman of the supervisory board, the deputy chairman, one shareholder representative and one employee representative. The committee convenes when the supervisory board as a whole is unable to reach the required supermajority of votes for the appointment or dismissal of members of the management board. For more information on the mediation committee see Item 6. “Directors, Senior Management and Employees — Supervisory Board.”

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

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements, became applicable also to non-U.S. listed companies such as ourselves.

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

We lease a number of properties from Siemens subsidiaries, including our corporate headquarters building in Munich, our facility in Berlin, our North American sales division facilities in Iselin, New Jersey and our Latin American sales force facilities in São Paolo, Brazil. We lease our corporate headquarters in Munich from a Siemens subsidiary. We can terminate our lease with effect from September 30, 2008, on twelve months’ notice. Otherwise, the lease will run until December 31, 2010. Either party can terminate the lease for our Berlin facility on twelve months’ notice after September 30, 2002.

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

For further information on our relationship with Matsushita Electronic Components Co., Ltd., see Note 10 to our Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

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

This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders.

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

Beginning in fiscal year 2004, the deduction for a taxable loss carryforward of an amount exceeding €1.0 million is limited to 60% of the taxable income for the fiscal year. Unused loss carryforwards can be carried forward indefinitely, and subject to the 60%-limitation referred to in the preceding sentence, may offset future taxable income.

Imposition of withholding tax

German withholding tax is imposed at a rate of 20% for dividend distributions made by EPCOS plus a solidarity surcharge of 5.5% on the withholding tax. The aggregate withholding tax rate with respect to dividends is thus 21.1% of the declared dividend.

For many Non-German Holders (e.g., U.S. shareholders) the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To benefit from the reduced rate of withholding tax under an applicable income tax treaty, a Non-German Holder generally is required to apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany; http: //www.bzst.bund.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Refund procedure for eligible U.S. shareholders

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

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder’s name, taxpayer identification number, tax return form number and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue

Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Capital gains

Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if the Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the 5-year period immediately preceding the disposition. Capital gains from the sale of shares received by a corporation are tax exempted under German domestic law. In general, according to the participation exemption rules, 5% of the capital gain is considered as nondeductible expenses.

Eligible U.S. holders are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares of ADSs.

Inheritance and gift tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a holder at death or by way of gift only if

•	the decedent or donor, or the heir, donee or other transferee has his residence in Germany at the time of the transfer;

•	the shares or ADSs are part of the business property of a permanent establishment in Germany;

•	the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

•	the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

Interest Rate Risks

During fiscal year 2004 and fiscal year 2005, changes in interest rates did not have a material impact on our results of operations, capital resources or liquidity. The syndicated credit facility of €250 million, provided by twelve international banks, was not used at the end of fiscal year 2005. It is thus available in full and, in any event, does not provide for an interest rate risk above market standard. The convertible bond we issued in fiscal year 2003 carries a fixed rate and therefore reduces overall interest rate risk. For further information on our liquidity risks, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Liquid assets available within our group are invested in the money market to ensure our solvency at all times.

In the current fiscal year 2006, we are continuing to invest parts of our liquid assets in certain securities, which do not carry any material price risk and may be sold any time.

Due to our liquidity situation, our future net interest expenses would not be materially increased by a substantial increase in interest rates. A sustained increase in interest rates would not increase the cost of financing our capital expenditures and would not require us to reassess some of our planned investments.

Foreign Exchange Risks

The global nature of our business leads to payment flows in various currencies other than the euro, of which the U.S. dollar, the Japanese yen and the Singapore dollar are most important to EPCOS. Our U.S. dollar revenues normally exceed our U.S. dollar expenses. Our yen expenses, on the other hand, normally exceed our yen revenues because we purchase a significant amount of materials from Japanese suppliers at yen-denominated prices.

Since this exposes our companies to foreign exchange risks, exchange rate hedging is an essential part of our risk management practice. One further factor is that exchange rate fluctuations improve the cost position of other passive electronic component manufacturers and can thus affect market prices. In recent years, we have increasingly relocated our value chain and materials sourcing activities from Central Europe to countries with lower labor costs. The currencies in many of these countries are more or less closely tied to the U.S. dollar. A significant proportion of our value added is now generated in the extended U.S. dollar area. This has significantly reduced our net risk exposure. Existing foreign exchange risks are constantly recorded in our central foreign exchange management system. Appropriate instruments are then used to hedge net amounts denominated in the various currencies, usually for a period of three months.

Hedging is executed in permanent consultation with our management board. We have implemented a value-at-risk model to monitor risks resulting from foreign exchange risks outstanding. The following table indicates the strain that a 15% upward revaluation of the euro in 2006 would impose in connection with foreign exchange contracts concluded up to January 31, 2006:

Sensitivity to exchange rates in 2006

(euro in million)

	U.S. $	Yen	Singapore dollar
Net foreign exchange volume at risk	131	(25)	(23)
Result of 15% revaluation of the euro*	(17)	3	3

*	Impact on net cash flow adjusted for forward foreign exchange contracts.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures. EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2005. Based on that evaluation, the CEO and the CFO concluded that, as of September 30, 2005, EPCOS’ disclosure controls and procedures were effective and designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management.

Changes in Internal Control Over Financial Reporting. There has not been any change in our internal control over financial reporting during fiscal year 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On February 3, 2003, the supervisory board determined that Dr. Heraeus qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. The supervisory board also determined that Dr. Heraeus is independent within the meaning of the SEC and New York Stock Exchange Rules.

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

	Fiscal year ended September 30,
	2005	2004
	(euro in millions)
Audit Fees	1.0	1.0
Audit-Related Fees	0.2	0.1
Tax Fees	0.1	0.1
All Other Fees	0.0	0.0

Total	1.3	1.2

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

EPCOS does not currently avail itself of any exemption from the listing standards for its audit committee.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2005, EPCOS AG or any of its affiliates has not purchased any of its equity securities.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of EPCOS AG

We have audited the accompanying consolidated balance sheets of EPCOS AG and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPCOS AG and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each in the three-year period ended September 30, 2005 in conformity with U.S. generally accepted accounting principles.

Munich, Germany, November 25, 2005

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

EPCOS AG

Consolidated Statements of Operations

For the years ended September 30, 2005, 2004 and 2003

(€ thousand, except per share data)

	Note	2005	2004	2003
Net sales
Third parties		1,045,720	1,137,193	1,043,455
Related parties	10	191,796	225,026	228,153

Total net sales		1,237,516	1,362,219	1,271,608

Cost of goods sold	10	1,116,535	1,091,721	1,059,249
Gross profit		120,981	270,498	212,359
Research and development expenses	10	70,295	74,569	69,423
Marketing and selling expenses	10	116,280	122,067	120,894
General and administrative expenses	10	13,262	14,822	14,029

		199,837	211,458	204,346

Operating (loss) income		(78,856)	59,040	8,013
Interest income		3,171	4,299	1,879
Interest expense	10	(11,824)	(10,179)	(10,714)
Foreign exchange losses, net		(4,702)	(6,392)	(6,295)
Impairment on goodwill	7	(11,800)	—	—
Other income, net	14	6,958	12,201	4,359
Share of net (losses) income of unconsolidated affiliates and at equity companies		(6)	102	(534)
(Loss) income before income taxes and minority interest		(97,059)	59,071	(3,292)
(Provision) benefit for income taxes	15	(21,969)	(9,620)	10,194
Minority interest		(234)	(223)	(158)

Net (loss) income		(119,262)	49,228	6,744

Basic (loss) earnings per share in €	16	(1.83)	0.75	0.10
Diluted (loss) earnings per share in €		(1.83)	0.71	0.10

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Balance Sheets

As of September 30, 2005 and 2004 (€ thousand, except share data)

	Note	2005	2004
ASSETS
Current assets
Cash and cash equivalents	4	193,438	238,386
Accounts receivable, net	5, 10	201,991	212,078
Inventories, net	6	226,802	240,996
Prepaid expenses and other current assets		46,579	47,540
Deferred income taxes	15	8,708	9,366

Total current assets		677,518	748,366

Property, plant and equipment, net	7	576,284	604,406
Intangible assets, net	7, 22	19,141	34,195
Deferred income taxes	15	70,169	72,561
Other assets	7	33,822	26,684

Total assets		1,376,934	1,486,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	10	133,904	159,941
Accrued expenses and other current liabilities	8	119,065	140,834
Short-term borrowings	9	107,467	103,001
Current portion of long-term debt	9	24,944	24,778
Deferred income taxes	15	3,629	5,847

Total current liabilities		389,009	434,401

Long-term debt, excluding current installments	9	206,127	192,745
Pension liabilities	17	165,768	126,567
Deferred income taxes	15	18,503	12,908
Other liabilities		40,270	39,322
Minority interest		764	705

Total liabilities		820,441	806,648

Commitments and contingencies	20

Shareholders’ equity	11
Share capital – 96,280,000 shares authorized, 65,300,000 shares issued in 2005 and 2004 and 65,300,000 outstanding in 2005 and in 2004		65,300	65,300
Additional paid-in capital		254,833	254,833
Retained earnings		287,248	406,510
Accumulated other comprehensive loss		(50,888)	(47,079)
Total shareholders’ equity		556,493	679,564

Total liabilities and shareholders’ equity		1,376,934	1,486,212

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the years ended September 30, 2005, 2004 and 2003 (€ thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total Shareholders’ equity
Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178
Comprehensive Loss:
Net income	—	—	6,744	—	—	6,744
Currency translation adjustment	—	—	—	(8,415)	—	(8,415)
Unrealized gains on securities	—	—	—	219	—	219
Reclassification of losses from securities to net income	—	—	—	207	—	207
Cash flow hedges (net of tax of 373)	—	—	—	722	—	722
Additional minimum pension liabilities (net of tax of 2,060)	—	—	—	(2,979)	—	(2,979)
Total comprehensive loss						(3,502)

Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net income	—	—	49,228	—	—	49,228
Currency translation adjustment	—	—	—	(4,491)	—	(4,491)
Unrealized gains on securities (net of tax 36)	—	—	—	508	—	508
Reclassification of gains from Cash flow hedges to net income (net of tax 373)	—	—	—	(722)	—	(722)
Cash flow hedges (net of tax of 475)	—	—		(1,425)	—	(1,425)
Additional minimum pension liabilities (net of tax of 1,797)	—	—	—	(2,696)	—	(2,696)
Total comprehensive income						40,402
Sale of treasury shares	—	(392)	—	—	878	486

Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net loss	—	—	(119,262)	—	—	(119,262)
Currency translation adjustment	—	—	—	13,133	—	13,133
Reclassification of gains from securities to net income (net of tax of 6)	—	—	—	(43)	—	(43)
Unrealized gains on securities (net of tax of 23)	—	—	—	877	—	877
Reclassification of losses from Cash flow hedges to net income (net of tax of 475)	—	—	—	1,425	—	1,425
Cash flow hedges (net of tax of 138)	—	—		416	—	416
Additional minimum pension liabilities (net of tax of 13,024)	—	—	—	(19,617)	—	(19,617)
Total comprehensive loss						(123,071)

Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	—	556,493

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Cash Flows

For the years ended September 30, 2005, 2004 and 2003 (€ thousand)

	2005	2004	2003
Cash flows from operating activities
Net (loss) income	(119,262)	49,228	6,744
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	208,086	155,299	157,270
Provision for doubtful accounts	1,387	(165)	(872)
(Gain) Loss on sale of property, plant and equipment	(222)	(1,635)	1,106
Share of net losses (income) of unconsolidated affiliates and at equity companies	6	(102)	534
Minority interest	234	223	158
Deferred income tax	18,805	(1,795)	(18,040)
Changes in assets and liabilities, excluding effects of acquisitions
Decrease (Increase) in accounts receivable	11,770	(27,968)	5,468
Decrease (Increase) in inventories	20,549	(38,089)	(1,172)
(Increase) Decrease in prepaid expenses and other current assets	(2,914)	(8,615)	15,509
(Decrease) Increase in accounts payable	(30,000)	29,903	(576)
Decrease in accrued expenses and other current liabilities	(23,397)	(7,125)	(29,635)
Increase in other assets	(3,134)	(1,813)	(4,683)
Increase in pension liabilities	6,085	5,571	9,449
Increase (Decrease) in other liabilities	100	2,550	(5,508)

Net cash provided by operating activities	88,093	155,467	135,752

Cash flows from investing activities
Proceeds from sale of equipment	1,419	4,132	17,956
Acquisitions of businesses, net of cash acquired	—	—	(9,703)
Capital expenditures	(152,589)	(111,426)	(98,391)
Investments in unconsolidated affiliates and at equity companies	(2,249)	(616)	(877)

Net cash used in investing activities	(153,419)	(107,910)	(91,015)

Cash flows from financing activities
Net (decrease) increase in short-term borrowings	(1,582)	9,344	(26,267)
Extinguishment of long-term debt	(893)	(127)	(9,548)
Proceeds from issuance of long-term debt	46,118	3,074	176,254
Principal payments on long-term debt	(25,348)	(15,041)	(17,332)
Principal payments under capital lease obligations	(47)	(637)	(581)
Sale of treasury stock	—	486	—

Net cash provided by (used in) financing activities	18,248	(2,901)	122,526

Effect of exchange rate changes on cash and cash equivalents	2,130	(2,067)	(3,173)
Net (decrease) increase in cash and cash equivalents	(44,948)	42,589	164,090
Cash and cash equivalents at beginning of year	238,386	195,797	31,707

Cash and cash equivalents at end of year	193,438	238,386	195,797

See Notes to Consolidated Financial Statements

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company and basis of presentation

EPCOS AG (the “Company”) is a leading producer and supplier of passive electronic components, with headquarters in Munich/Germany. The Company has research and design centers and manufacturing facilities in Europe, Asia and the Americas, and a worldwide sales network. Passive electronic components are used in all types of electronic circuitry. The Company designs its product offerings to meet the needs of its principal customer groups, such as the telecommunication, automotive, consumer and industrial electronics industries and the information technology industry. Customers consist of equipment manufacturers and other companies that make modules or subsystems for equipment manufacturers, and distributors.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2. Summary of significant accounting policies

(a) Principles of consolidation

All significant companies over which the Company has legal and effective control are consolidated in accordance with U.S. GAAP. In addition, variable interest entities (VIEs) are consolidated where the Company can be regarded as the primary beneficiary.

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

(c) Consolidated Group

The consolidated financial statements include all material German and foreign subsidiaries which EPCOS AG directly or indirectly controls. As of September 30, 2005, 2004 and 2003, the following number of companies was consolidated alongside EPCOS AG:

	2005	2004	2003
Consolidated
Germany	2	2	2
Foreign	27	27	27

	29	29	29
At Equity	1	—	1

	30	29	30

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

(f) Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives or increase capacity and also includes interest costs associated with construction in progress. Maintenance and repairs are charged directly to expense as incurred. Renewal or improvement costs are capitalized, insofar as they enhance the value of the related asset. On disposal, historical acquisition or production costs and accumulated depreciation are written off, and the difference between this net book value and the disposal proceeds is recorded in the statement of operations as a gain or loss.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units is reviewed at least annually or when circumstances indicate potential impairment and, if necessary, is written down to fair value.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(m) Financial instruments and risk management

Derivative financial instruments are utilized by the Company in principle to reduce foreign exchange and interest rate risks and fluctuations of market prices of precious metals. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company enters into forward foreign exchange contracts, interest rate contracts and commodity contracts to reduce its exposure to certain risks inherent within its business.

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

For hedging of currency and interest rate risks, the Company entered into interest rate and cross-currency swaps.

The market value of the financial instruments including derivatives is disclosed in Note 19.

(n) Securities

The Company classifies its existing marketable securities as available for sale in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value with unrealized gains or losses reported in shareholder’s equity as a component of other comprehensive income (loss), unless impaired. Gains or losses on securities sold or impaired are booked in the statement of operations.

(o) Foreign currencies

Transactions in foreign currencies

Purchases and sales in foreign currencies are converted using the daily rate of exchange at the time of the transaction. Monetary assets and liabilities denominated in non functional currencies are converted into the functional currency at the rate applying at the balance sheet date. The resulting foreign currency gains and losses are included in the statement of operations.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Translation of financial statements into euros

The Group’s reporting currency is the euro (€). The balance sheet items of subsidiary companies whose functional currency is not the euro are translated at the exchange rate applying on the balance sheet date. Statement of operations items are converted at the weighted average exchange rate for the respective year. The resulting translation differences are reported as separate components of equity under other comprehensive income or loss.

(p) Use of estimates

The Company’s management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

(q) Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the year. In calculating the diluted earnings per share, the weighted average number of outstanding shares is increased by the number of additional shares that would potentially dilute ordinary shares had they been issued. For computations of basic and diluted earnings per share, see Note 16.

(r) Stock-based compensation

On September 30, 2005 the Company has two stock based compensation plans for employees and members of the Management Board. For further details of stock-based compensation, see Note 12. Stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25 Accounting for Stock Issued to Employees, and its related interpretations at present. Accordingly, compensation expense for stock option plans for employees is measured as the excess of the quoted market price of the Company’s ordinary shares at the measurement date over the amount the employee must pay. The compensation expense in the statements of operations is nil for the years 2003 to 2005 because the exercise price on the measurement date was identical with the market value of the corresponding shares.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Net income (loss) and earnings (loss) per share

Year ended September 30 (€ thousand)	2005	2004	2003
Net income (loss)
As reported	(119,262)	49,228	6,744

Less: total compensation expense for stock options (calculated by the fair value method)	(2,320)	(4,983)	(9,617)

Pro forma	(121,582)	44,245	(2,873)

Basic and diluted earnings (loss) per share (in €)
Basic
As reported	(1.83)	0.75	0.10
Pro forma	(1.86)	0.68	(0.04)

Diluted
As reported	(1.83)	0.71	0.10
Pro forma	(1.86)	0.65	(0.04)

For those options resulting from the Stock Option Plan 2004, the corresponding compensation expense is also accounted as difference between market value and exercise price under SFAS No. 123. A reliable fair value can not be generated because the Supervisory Board and the Management Board are authorized to introduce a cap in the case of unforeseen developments. For further details to stock option plans, see Note 12.

3. Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS No. 123R is effective as of the beginning of the first fiscal year that begins after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS No. 123R and related costs are recognized in the statement of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB No. 20 and FASB Statement No. 3. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

method. The Statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for on a prospective basis. The adoption of SFAS No. 154 is not expected to have material impact on the Company’s consolidated financial statements.

In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an incentive and benefit program for early retirement. Companies are required to recognize the salary under the ATZ program ratably over the employee’s active service period. Accruals for Company-granted bonuses are recorded ratably from the date the individual employee enrolls in the ATZ arrangement to the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have material impact on the Company’s consolidated financial statements.

4. Cash and cash equivalents

Under cash and cash equivalents, €1.053 million is listed as restricted funds. These assets serve as security for partial retirement funds.

5. Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The following table presents changes to the allowance for doubtful accounts for the years ended September 30, 2005, 2004 and 2003:

•	Allowance for doubtful accounts

(€ thousand)	2005	2004	2003
Allowance for doubtful accounts, beginning of year	3,006	4,354	6,667
Additions (reductions) charged to bad debt expense	1,387	(165)	(872)
Write-offs charged against the allowance	(429)	(1,088)	(1,172)
Recoveries of amounts previously written-off	1	9	20
Foreign exchange translation adjustment	217	(104)	(289)

Allowance for doubtful accounts, end of year	4,182	3,006	4,354

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The amount of factored accounts receivables for the years ended September 30, 2005, 2004 and 2003, respectively was €101.787 million, €126.936 million and €139.788 million, respectively. Total interest expense on these transactions amounted to €0.191million, €0.247 million and €0.336 million for the years ended September 30, 2005, 2004 and 2003, respectively.

6. Inventories, net

•	Net inventories

As of September 30 (€ thousand)	2005	2004
Raw materials and supplies	59,356	62,496
Work in process	58,028	72,224
Finished products	109,418	106,276

Total inventories, net	226,802	240,996

Amounts appearing in the preceding table are presented net of valuation allowances of €32.823 million and €28.038 million as of September 30, 2005 and 2004 respectively.

7. Fixed assets, net

Fixed asset schedule

Information with respect to changes to the Company’s intangible assets, property, plant and equipment and long-term financial assets is presented in the following fixed asset schedule:

•	Acquisition and manufacturing costs

As of September 30 (€ thousand)	2004	Additions	Reclassification	Disposals	Translation adjustment	2005
Goodwill	23,191	—	—	—	57	23,248
Other intangible assets	43,756	3,325	—	—	64	47,145

Intangible assets	66,947	3,325	—	—	121	70,393

Land	9,516	—	—	(188)	147	9,475
Buildings	147,206	3,074	(4,097)	(365)	3,615	149,433
Technical equipment, machinery and other equipment	1,350,539	101,864	63,878	(37,044)	25,251	1,504,488
Construction in progress	53,346	44,326	(59,781)	—	2,262	40,153

Property, plant and equipment	1,560,607	149,264	—	(37,597)	31,275	1,703,549

Investments	1,423	2,269	551	(423)	196	4,016
Investment securities	15,095	14,814	—	(12,082)	—	17,827
Other financial assets	1,518	161	(551)	(106)	26	1,048

Long-term financial assets	18,036	17,244	—	(12,611)	222	22,891

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Accumulated depreciation and amortization

As of September 30 (€ thousand)	2004	Additions	Reclassification	Disposals	Translation adjustment	2005
Goodwill	3,103	11,800	—	—	7	14,910
Other intangible assets	29,649	6,633	—	—	60	36,342

Intangible assets	32,752	18,433	—	—	67	51,252

Land	246	40	—	—	14	300
Buildings	71,978	4,667	(3,473)	(320)	1,254	74,106
Technical equipment, machinery and other equipment	883,977	184,946	3,473	(35,988)	16,451	1,052,859
Construction in progress	—	—	—	—	—	—

Property, plant and equipment	956,201	189,653	—	(36,308)	17,719	1,127,265

Investments	—	—	—	—	—	—
Investment securities	245	—	—	—	—	245
Other financial assets	—	—	—	—	—	—

Long-term financial assets	245	—	—		—	245

•	Net book value

As of September 30 (€ thousand)	2005	2004
Goodwill	8,338	20,088
Other intangible assets	10,803	14,107

Intangible assets	19,141	34,195

Land	9,175	9,270
Buildings	75,327	75,228
Technical equipment, machinery and other equipment	451,629	466,562
Construction in progress	40,153	53,346

Property, plant and equipment	576,284	604,406

Investments	4,016	1,423
Investment securities	17,582	14,850
Other financial assets	1,048	1,518

Long-term financial assets	22,646	17,791

Long-term financial assets shown above are included in the consolidated balance sheets under other long-term assets.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The investment securities mainly consist of shares in funds. These securities are defined as available for sale securities under SFAS No. 115. The shares in funds do not have a specified time to maturity.

The unrealized gains are as follows for the years ended September 30, 2005 and 2004:

•	Unrealized gains/losses resulting from securities

As of September 30 (€ thousand)	2005		2004
	Gains	Losses	Gains	Losses
Available for sale securities	1,395	—	544	—

The realized gains resulting from securities were €0.739 million, €0.342 million and €0.252 million for the years ended September 30, 2005, 2004 and 2003, respectively.

Proceeds from disposal of securities amounted €12.821 million, €11.883 million and €11.288 million for fiscal 2005, 2004 and 2003, respectively.

Depreciation expense on property, plant and equipment was €189.653 million, €148.299 million and €150.074 million for the years ended September 30, 2005, 2004 and 2003, respectively. For the years ended September 30, 2004 and 2003, depreciation includes an impairment charge for the Surface Acoustic Wave (SAW) business segment in the amount of €2.680 million and €1.693 million, respectively. In fiscal 2005 there was no requirement for impairment in this business segment. In the business segment Inductors and Ferrites there was an impairment of fixed assets in the amount of €0.100 million for fiscal year 2005 and €0.927 million for the previous year. In the business segment Capacitors impairment arose in amount of €46.540 million, triggered mainly by the planned disposal of the tantalum business. The result of the valuation showed a market value of the corresponding assets that was smaller than the net book value of these assets. The impairment concerns property, plant and equipment at the locations in Évora/Portugal, and Heidenheim/Germany. The corresponding expenses are reported in cost of goods sold.

Interest expense capitalized on construction projects amounted to €1.629 million in fiscal 2005, €1.444 million in fiscal 2004 and €1.629 million in fiscal 2003, respectively.

Goodwill

On October 1, 2001, the Company adopted SFAS No. 142. This standard requires that amortization of goodwill cease and that the carrying amount of goodwill be evaluated for recoverability, at least annually, or when circumstances indicate possible impairment. Accordingly, the Company has not recorded any goodwill amortization since fiscal 2002. Furthermore, the Company has performed its annual impairment test of goodwill and has concluded that there was no impairment in fiscal 2004 and 2003.

EPCOS performed an impairment test on the goodwill associated with the ferrites reporting unit during the second quarter of fiscal 2005 due to a significant adverse change of expected ferrite core sales volume, combined with higher than originally estimated expenses associated with the closing-down of the ferrite manufacturing facility in Bordeaux/France. During the

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

first two quarters of fiscal 2005 and since the last annual impairment test for fiscal 2004, the Company experienced a much longer than expected decrease in demand for its ferrite cores. This development, coupled with the higher costs associated with closing down of the manufacturing facility, resulted in a revision to the earnings and cash flow forecasts for the ferrites reporting unit. Based on these circumstances, a goodwill impairment of €11.800 million was recognized in the ferrites reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

The carrying amount of goodwill as of September 30, 2005 and 2004, is as follows:

•	Segmental analysis of goodwill

As of September 30 (€ thousand)	2005	2004
Capacitors	1,871	1,865
Ceramic Components	4,104	4,097
SAW Components	299	291
Inductors and Ferrites	2,064	13,835

Total	8,338	20,088

Other intangible assets

Included in the other intangible assets as of September 30, 2005 and 2004, are the following categories of acquired other intangible assets:

•	Other intangible assets (finite lives)

As of September 30 (€ thousand)	2005		2004
	Gross	Net	Gross	Net
Patents, licenses and similar rights	42,888	8,670	39,596	11,550
Customer lists	3,200	1,707	3,200	2,026
Other	1,057	426	960	531

Other intangible assets (finite lives)	47,145	10,803	43,756	14,107

Amortization related to other intangible assets amounted to €6.633 million, €7.000 million and €6.951 million for fiscal 2005, 2004 and 2003, respectively. In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in fiscal 2005. There were no changes to such lives and there are no expected residual values associated with these intangible assets.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The development of the estimated fiscal year amortization expense is as follows:

•	Estimated amortization expense

Fiscal years (€ thousand)
2006	3,474
2007	2,927
2008	1,685
2009	1,356
2010	1,132

8. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities as of September 30, 2005 and 2004, are as follows:

•	Accrued expenses and other current liabilities

As of September 30 (€ thousand)	2005	2004
Accrued employee-related costs	57,773	66,730
Salaries and payroll taxes payable	20,784	22,135
Taxes payable	9,608	21,304
Purchase without invoice	7,678	909
Accruals for warranties	5,146	7,946
Loss on contracts	5,059	3,558
Derivatives	1,333	2,457
Freight and transport	899	2,969
Royalty accruals	500	3,654
Other	10,285	9,172

Total accrued expenses and other current liabilities	119,065	140,834

The accruals for product warranties developed as follows:

•	Accruals for product warranties

(€ thousand)	2005	2004
Product warranties, beginning of year	7,946	4,267
Product warranties issued during reporting period	2,913	5,463
Utilization of accruals	(2,429)	(2,529)
Change in estimates	(3,387)	754
Foreign exchange translation adjustment	103	(9)

Accrual as of end of period	5,146	7,946

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9. Short-term borrowings and long-term debt

Financing

As of September 30, 2005 the Company can call on a €250.000 million credit facility granted until November 2009 by a bank syndicate under the leadership of Bayerische Hypo- und Vereinsbank, The Royal Bank of Scotland and HSBC. The credit facility carries an interest rate of EURIBOR or LIBOR plus 0.30%. For the unused part of the borrowing arrangement a commitment fee is paid to the syndicate of 0.105% per year. Under the credit facility, the Company is required to meet or exceed financial key data. Further members of the bank syndicate are ABN Amro Bank, Barclays Bank, BNP Paribas, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank, DZ Bank, and SEB. The credit facility was unused as of September 30, 2005. In addition, the Company has entered into a number of bilateral borrowing arrangements by international and national banks totalling €194.450 million. These borrowing arrangements were used in the amount of €51.460 million as of September 30, 2005. In addition, the Company has loans from state aid to exports and investing activities that are not included in the borrowing arrangements already mentioned.

Short-term borrowings

Short-term borrowings as of September 30, 2005 and 2004, were €107.467 million and €103.001 million, respectively. These short-term borrowings as of September 30, 2005 consisted of unsecured bank loans and export financing in amount of €52.000 million. The export financing bears an interest rate of 1.85%. Other short-term borrowings consist of various working capital bank loans with a weighted average interest rate of 8.18% in fiscal 2005 and 5.28% in fiscal 2004.

Long-term debt

Long-term debt consists of the following:

•	Long-term debt

As of September 30 (€ thousand)	2005	2004
Debentures	124,620	124,240
Long-term debt with third parties	106,451	93,283
Total long-term debt	231,071	217,523
Less current installments	(24,944)	(24,778)
Long-term debt excluding current installments	206,127	192,745

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Details of currencies, interest rates, maturities and lenders of the long-term debt are given in the following table:

•	Long-term Debt including current installments (loans and debentures)

As of September 30, 2005 (Currencies in millions)

Principal	Euro equivalent	Interest rate	Maturity (calendar year)	Lender
EUR 124.6	124.6	2.50%	2010	Convertible Bond
EUR 32.0	32.0	4.2375%	2006-2009	KfW
EUR 54.2	54.2	0.669% - 4.00%	2005-2011	Austrian banking syndicate and government institutions
EUR 2.7	2.7	0%	2005-2010	Agência Portuguesa para o Investimento
INR 0.4	0.0	0%	2006-2007	ICICI Bank
BRL 20.0	7.5	14.75% - 18.75%	2005-2009	Banco Nacional de Desenvolvimento Econômico e Social
HUF 2,500.0	10.0	6.61%	2008	HVB Bank

In addition there were obligations under capital leases of €0.014 million and €0.067 million as of September 30, 2005 and 2004, respectively.

On July 16, 2003 the Company (as guarantor) through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of €126.425 million at an interest rate of 2.5%. At September 30, 2005, deferred debt issuance costs were €1.805 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of €19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008, the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below €20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003 EPCOS AG entered into a loan of €40.000 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and is being repaid, from March 31, 2005, in equal semi-annual installments.

At September 30, 2005, long-term debt with third parties included €54.246 million held by the Company’s Austrian subsidiary EPCOS OHG. An amount of €5.668 million of this debt is secured by investment securities and €39.184 million by liens on land. The weighted average interest rate of all the Austrian long-term third-party debt as of September 30, 2005 and 2004, was 1.91% and 2.31%, respectively. The loans are due in semi-annual installments over a period of up to six years.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of September 30, 2005, long-term debt with third parties also included €2.696 million in non-interest-bearing loans guaranteed by the government of Portugal. For one part of this amount the repayment is in quarterly installments until December 2007 and for the other part the repayment is in semi-annual installments beginning June 2007 until December 2010.

The Indian subsidiary EPCOS Ferrites Private Ltd. (EFPL) has a non-interest-bearing loan in the amount of Indian rupees (INR) 0.372 million (€0.007 million). The loan is to be repaid by January 2007.

The Brazilian subsidiary EPCOS do Brazil Ltda. has two loans with nominal amount of BRL 17.763 million (€6.649 million) to finance capital expenditure. The loans bear interest at rates as of September 30, 2005 of 14.75% and 18.75%. The loans are to be repaid including interest in monthly installments through June 2009.

The Hungarian subsidiary EPCOS Elektronikai Alkatrész Kft. has a bank loan in the amount of Hungarian forint (HUF) 2,500.000 million (€10.015 million) with a variable interest rate of 6.61%. The loan is to be repaid in full in August 2008.

The credit lines of group subsidiaries are partly secured by letters of support or guarantees provided by EPCOS AG.

The aggregate amounts of long-term debt maturities as of September 30, 2005, are, in repayment date order, as follows:

•	Long-term debt maturities

As of September 30, 2005 (€ thousand)
Fiscal year due
2006	24,944
2007	19,693
2008	27,558
2009	19,224
2010	133,877
Thereafter	5,775

10. Related party and related persons transactions

Total sales to Siemens for both internal usage and resale were 15.0%, 16.0% and 17.3% of total consolidated net sales for the years ended September 30, 2005, 2004 and 2003, respectively. Resales by Siemens to third parties accounted for 1.0%, 2.6% and 2.8% of total consolidated net sales for the years ended September 30, 2005, 2004 and 2003 respectively, whereas sales directly to Siemens for internal usage accounted for 14.0%, 13.4% and 14.5% of total consolidated net sales, respectively.

In a few countries, EPCOS does not have sales organizations established to distribute products. In these countries, EPCOS utilizes agency or distributor agreements with Siemens. EPCOS is in the process of building up its own sales operations in these countries, which has resulted in the termination of most agency or distributor agreements.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Siemens sales-companies receive a monthly turnover-based sales commission. Sales promotion measures of the Siemens sales companies must comply with the requirements of the Company.

The Company and its subsidiaries make use of various services provided by Siemens. These agreements are either for fixed terms or can be terminated within one to three years. Under these agreements, Siemens provides the Company with a range of personnel and administrative services. Siemens administers pension plans for the Company, part of its payroll accounting and the Company’s data processing systems. Siemens also provides the Company with library and information services, as well as specific purchasing, procurement, sourcing and transportation services.

The Company also purchases IT services from Siemens. In fiscal 2005 Siemens performed IT services for the Company, which consisted primarily of the following: operating, servicing and development of IT systems and programs, network and telecommunications services. This business relationship between Siemens and EPCOS is based on general and specific agreements.

Effective April 1, 1999, the Company entered into a lease with Siemens for the Company’s headquarters in Munich. The lease was modified in September 2005, expires on December 31, 2010, and can be terminated with twelve months’ prior notice from September 30, 2008, at the earliest. The annual rent in fiscal 2005 was €1.370 million. The Surge Arresters business unit, Berlin, holds a lease from Siemens for production facilities and office buildings. The contract can be terminated at the end of any calendar quarter with twelve months’ prior notice. The annual rent was €0.182 million in fiscal 2005. The Ceramic Components segment entered into an agreement with Siemens to lease a production building in Austria effective October 1, 1999. For further details see Note 20.

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

Effective January 1, 2001, the Company acquired from Siemens the operating activity for the development of specialized applications of radio-frequency surface acoustic wave technology. The acquisition price was €5.000 million and the activity purchased is mainly recorded as intangible assets.

In autumn 2004 the Company signed a strategic supplier contract to Siemens VDO. This contract replaces or supersedes other contracts, including the supplier contract for piezo actuators for unit injector diesel injection systems.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

made an initial payment. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective June 30, 1999, the Company entered into an agreement on technical cooperation with Matsushita Electronic Components Co., Ltd. (“MACO”). This agreement is the basis for a project-by-project exchange of technical know-how, advice, and shared development work between the parties. All costs are to be borne by the party which incurs them, unless a contrary written agreement exists. To cover MACO’s costs, the Company paid an annual fee for the period until June 30, 2004; since then, the Company and MACO have continued the agreement without making payments to each other. Insofar as MACO and the Company enter into specific technical cooperation and technical projects on the basis of this agreement, the Company is required to pay a one-time license fee or an annual fee based on sales of the related product. It is possible to combine these alternatives.

On the basis of the aforementioned agreement, the Company and MACO have entered into a license agreement effective April 5, 2000, for the use of know-how pertaining to tantalum capacitors, which grants the Company certain nonexclusive and nontransferable licenses for the use of the respective know-how. Additionally, MACO advises the Company on technical matters concerning the use of this know-how. In consideration of the licenses granted to the Company, the Company agreed to make initial payments to MACO. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries.

Effective July 25, 2001, the Company entered into a know-how license agreement with MACO, granting the Company certain nonexclusive, nontransferable licenses to use know-how relating to the production of multilayer ceramic capacitors. In consideration of the rights and licenses granted to the Company, the Company has agreed to pay one-time license fees to MACO. A license agreement concluded between the Company and MACO as of September 1, 2001, for the use of know-how pertaining to ultracapacitors, was later terminated by common consent.

Further, the Company and MACO have entered into a SAW know-how cross-license agreement based on the technical cooperation agreement as mentioned above. This agreement has been in force since January 1, 2002, and grants the Company and MACO certain nonexclusive and nontransferable licenses for reciprocal use of their respective know-how. Additionally, the Company and MACO advise each other on technical matters concerning the use of this know-how. The mutual granted licenses are not royalty-bearing. As of June 1, 2002 and as of November 20, 2003, respectively, the Company and MACO entered into two development agreements regarding certain SAW devices. These development agreements grant the Company and MACO certain nonexclusive and nontransferable licenses for use of the development results achieved by the other party within the framework of the joint development. The Company and MACO make no payments to each other for the development work and the granted licenses.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

EPCOS (Xiaogan) Co., Ltd. in China has rented office and production space from the minority shareholder Hanguang Electron Device Factory for an annual rental of €0.070 million. It also purchased materials and services from this company for €1.005 million in fiscal 2005 and €0.999 million in fiscal 2004.

Transactions with related parties were as follows for the years ended September 30:

•	Transactions with related parties

Year ended September 30 (€ thousand)	2005	2004	2003
Net sales to
Siemens (including resales to third parties)	185,233	217,599	220,032
Matsushita and others	6,563	7,427	8,121

	191,796	225,026	228,153

Purchases of inventories and services charged to cost of goods sold
Siemens	(22,709)	(21,981)	(23,266)
Matsushita and others	(1,322)	(6,247)	(3,584)

	(24,031)	(28,228)	(26,850)

Research and development expenses
Siemens	(2,083)	(1,098)	(1,887)
Matsushita and others	(84)	(25)	(19)

	(2,167)	(1,123)	(1,906)

Marketing, selling, general and administrative expenses
Siemens	(7,502)	(12,786)	(8,293)
Matsushita and others	—	—	(114)

	(7,502)	(12,786)	(8,407)

Interest expense
Siemens	—	—	(58)

Additionally the Company paid sales commissions to Siemens sales companies in the amount of €6.611 million for fiscal 2005, €9.715 million for fiscal 2004 and €11.856 million for fiscal 2003.

Furthermore, expenses for licences and service fees paid to the Matsushita group for fiscal year 2005, 2004 and 2003 amounted to €0.964 million, €1.306 million and €1.402 million, respectively.

In fiscal 2004, the American affiliate Crystal Technology, Inc., purchased an interest of 10% in the American company Siemens Subscriber Networks, Inc. for an amount of €0.689 million. The Siemens company was transformed into a Limited Liability Company in fiscal 2005.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts due from and to related parties included in the consolidated balance sheets at September 30 were as follows:

•	Amounts due from and to related parties

As of September 30 (€ thousand)	2005	2004
Siemens
Trade accounts receivable	13,630	43,742
Trade accounts payable	(4,296)	(6,219)
Matsushita and others
Trade accounts receivable	510	809
Trade accounts payable	(565)	(1,691)

Transactions with related persons were as follows for the years ended September 30:

•	Transactions with related persons

Year ended September 30 (€ thousand)	2005	2004	2003
Net sales to
Members of Supervisory Board	3,208	2,431	1,172

Purchases of inventories and services charged to cost of goods sold
Members of Supervisory Board	(8,001)	(10,253)	(7,706)

Purchases from those companies that are directly or indirectly owned by members of the Supervisory Board are conducted on arm’s length basis. Purchases in fiscal 2003, 2004 and 2005 were not considered material for either EPCOS AG or those companies that are directly or indirectly owned by members of the Supervisory Board.

•	Amounts due from and to related persons

As of September 30 (€ thousand)	2005	2004
Members of Supervisory Board
Trade accounts receivable	386	854
Trade accounts payable	(922)	(1,547)

11. Shareholders’ equity

At September 30, 2005, the Company had share capital amounting to €65.300 million divided into 65,300,000 ordinary registered shares of no par value with a notional value of €1 per share.

The Management Board is authorized, with the consent of the Supervisory Board, to increase share capital on or before February 10, 2009 by up to a total of €13.020 million (Authorized Capital 2004). This Authorized Capital can be utilized to issue new ordinary registered shares of up to €13.020 million for cash or in-kind contributions.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

No cash dividends were declared and paid in the years ended September 30, 2005, 2004 and 2003.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the HGB. Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings as shown in the Company’s annual German statutory accounts. As of September 30, 2005, the distributable amount was €49.203 million. As of September 30, 2004, this amount was €46.932 million.

The German Stock Corporation Act also defines the rules for acquisition of treasury shares. The Company does not require authorization or shareholder approval to acquire treasury shares for the purpose of transferring them to employees as part of an employee share purchase plan. In fiscal 2005, the Company neither purchased shares nor reissued shares to its employees. In fiscal 2004 the Company sold the 25,000 shares owned at September 30, 2003, to third parties (see Note 12).

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

12. Stock-based compensation

Stock option plans

EPCOS Stock Option Plan 1999

Effective October 13, 1999, an extraordinary shareholders’ meeting adopted a stock option plan (EPCOS Stock Option Plan 1999). The plan had a term of five years. Under this plan, which was terminated by the shareholders’ meeting on February 11, 2004, members of the Management Board, directors of subsidiaries and other eligible key employees could be granted non-transferable options to purchase up to 2,480,000 shares at 115% of the average closing market price of the Company’s shares during the five-day period immediately before the date of grant. For options granted immediately before the Company’s initial public offering, the exercise price was 115% of the subscription price of €31 per share. The Supervisory Board of the Company decided annually on the number of options to be granted to the Management Board. In turn, the Management Board and the governing bodies of the group companies decided annually on the number of shares to be granted to the other eligible employees. Options granted under the plan can be exercised during the five-year period starting two years after the options are granted, provided that the share price has reached or exceeded the exercise price on at least one day since the grant date. In connection with the EPCOS stock option plan 1999, Conditional Capital of the Company in the amount of up to €2.480 million was created for the issuance of up to 2,480,000 additional shares with no par value and a notional value of €1 each. The Conditional Capital became effective on October 13, 1999, when it was recorded in the German Commercial Register.

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

The following table summarizes stock option activity:

•	Stock option activity

	Number of options	Weighted average exercise price per share (in €)
Balance as of September 30, 2002	1,069,750	76.47

Granted	698,500	15.23
Exercised	—	—
Forfeited	30,500	66.51

Balance as of September 30, 2003	1,737,750	52.03

Granted	495,000	21.76
Exercised	—	—
Forfeited	50,500	40.54

Balance as of September 30, 2004	2,182,250	45.43

Granted	340,000	13.74
Exercised	—	—
Forfeited	35,500	24.36

Balance as of September 30, 2005	2,486,750	41.40

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes all stock options issued by the Company and exercisable as of September 30, 2005:

•	Options outstanding and exercisable

As of September 30, 2005

								Options exercisable
Range of exercise prices (in €)	Granted options	Forfeited options	Remaining granted options	Options outstanding weighted average remaining contractual life (in years)	Weighted average exercise price per granted option (in €)	Weighted average exercise price per forfeited option (in €)	Weighted average exercise price per remaining granted option (in €)	Number	Weighted average exercise price (in €)
13.74	340,000	-8,000	332,000	6	13.74	13.74	13.74	—	—
15.23	698,500	-33,000	665,500	4	15.23	15.23	15.23	665,500	15.23
21.76	495,000	-25,500	469,500	5	21.76	21.76	21.76	—	—
35.65	158,000	-7,750	150,250	1	35.65	35.65	35.65	150,250	35.65
64.11	463,500	-28,500	435,000	3	64.11	64.11	64.11	435,000	64.11
90.90-105.04	454,500	-20,000	434,500	2	103.17	105.04	103.09	434,500	103.09

13.74-105.04	2,609,500	-122,750	2,486,750	4	41.51	43.76	41.40	1,685,250	52.32

The Company has adopted the disclosure provisions of SFAS No. 123 Accounting for Stock-Based Compensation and SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure, but continues to account for stock-based compensation in accordance with APB No. 25 and its related interpretations. These personnel costs were nil in fiscal years ended September 30, 2005, 2004 and 2003.

After 158,000 options had been granted at a weighted average fair value of €21.25 per option on October 14, 1999, another 454,500 options were granted in fiscal 2001 in two tranches on November 29, 2000, and February 22, 2001. The weighted average fair value for the first tranche was €40.41 and for the second tranche €31.26 per option, measured at the respective grant date. For all options granted in fiscal 2001, the weighted average fair value amounted to €39.20 per option. On November 27, 2001, another 463,500 options were granted at a weighted average fair value of €25.45 per option. On November 21, 2002, additional 698,500 options were granted in fiscal 2003. The weighted average fair value amounted to €6.87 per option. On December 11, 2003, 495,000 options were granted at a weighted average fair value of €7.76 per option. On December 14, 2004, 340,000 options were granted. The fair value amounted to €3.90 per option (without taking into account the cap on possible gains as defined in the Stock Option Plan 2004).

All forfeited options concern employees who left the Company.

The fair value of the Company’s stock options of fiscal 2005, 2004 and 2003 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2005, 2004 and 2003 at the corresponding grant date:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Average values of stock options

Year ended September 30	2005	2004	2003
Risk-free interest rate	3.16%	4.13%	4.03%
Expected life of options (in years)	5	5	5
Expected volatility	43.4%	41%	50%
Average expected dividend yield	1.73%	1.24%	—

Employee share purchase plan

In fiscal years 2000 through 2002, EPCOS AG adopted yearly employee share purchase plans under which employees, depending on their function, could purchase a number of shares, determined annually, at a certain discount. During fiscal 2002, the Company purchased 25,000 of its ordinary shares in preparation for such an offer to its employees in fiscal 2003, but in October 2002, the Management Board decided not to offer an employee share purchase plan so that no shares were sold to employees. The Company sold its ordinary shares in the market in fiscal 2004. The amount of minus €0.392 million, by which the sales price was below the purchase price, is booked as a decrease of additional paid-in capital.

13. Restructuring

Due to the considerable changes in market conditions for passive electronic components since fiscal 2001, it was necessary for the Company to undertake restructuring measures to reduce its workforce, dispose of certain equipment and speed up relocation of manufacturing operations to countries with lower labor costs. On the basis of various restructuring plans in fiscal 2005, worldwide measures were taken, which resulted in the following personnel costs and impairments:

•	Restructuring costs, net

Year ended September 30 (€ thousand)	2005	2004	2003
Personnel costs, net	4,726	828	13,848
Impairment of property, plant and equipment (see Note 7)	404	3,607	—
Other	484	—	—

Total restructuring costs	5,614	4,435	13,848

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The split of restructuring costs by segment was as follows:

•	Segmental analysis of restructuring costs, net

Year ended September 30 (€ thousand)	2005	2004	2003
Capacitors	914	(925)	2,921
Ceramic Components	1,091	(89)	312
SAW Components	(958)	3,461	6,461
Inductors and Ferrites	4,567	1,988	3,826
Other	—	—	328

Total restructuring costs	5,614	4,435	13,848

These restructuring costs mainly impact cost of goods sold. In fiscal 2005 EPCOS paid €12.300 million to employees.

Parts of accruals were canceled because of structural changes compared with the planned reduction of manpower and fluctuation of employees.

The development of accruals and liabilities for personnel restructuring costs during fiscal 2005 and 2004 is as follows:

•	Development of accruals and liabilities

	Number of employees	Accruals and liabilities (€ thousand)
As of September 30, 2003	839	30,838

Increase in accruals/liabilities, net	12	828
Usage	(197)	(8,550)

As of September 30, 2004	654	23,116

Increase in accruals/liabilities, net	99	4,726
Usage	(356)	(13,220)

As of September 30, 2005	397	14,622

14. Other income, net

Net other income of €6.958 million in fiscal 2005 mainly consisted of grants for research and further education in Austria (€4.934 million) and investment grants in Czech Republic (€1.264 million). The net other income of €12.201 million in fiscal 2004 mainly consisted of Portuguese government grants in amount of €7.577 million and of grants for research in amount of €3.852 million for an Austrian affiliate.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15. Income taxes

Consolidated income (loss) before income taxes and minority interests was attributable based on taxation aspects to domestic and foreign sources as follows:

•	Income (loss) before income taxes

Year ended September 30 (€ thousand)	2005	2004	2003
Germany	(35,831)	1,257	(32,957)
Foreign	(61,228)	57,814	29,665

	(97,059)	59,071	(3,292)

The provision (benefit) for income taxes consisted of the following:

•	Provision (benefit) for income taxes

Year ended September 30 (€ thousand)	2005	2004	2003
Current taxes
Germany	1,036	3,087	1,683
Foreign	2,128	8,328	6,163
Deferred taxes
Germany	13,587	274	(12,259)
Foreign	5,218	(2,069)	(5,781)

	21,969	9,620	(10,194)

The Company’s subsidiary in Singapore was granted a tax holiday by the government of Singapore relating to production of SAW components there until 2013. Based on the pre-tax income of €3.788 million, €49.425 million, and €42.718 million for the years ended September 30, 2005, 2004 and 2003, respectively, relating to this production facility, and the statutory tax rate of 20% for 2005 and 2004 and 22% for 2003 in Singapore, the effect of the tax holiday for the years ended September 30, 2005, 2004 and 2003 on net income amounted to €0.758 million, €9.885 million and €9.398 million, respectively, and the effect on basic net income per share was €0.01, €0.15 and €0.14, respectively.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A reconciliation of income taxes follows for the years ended September 30, 2005, 2004 and 2003 based on consolidated statutory rate of 40% (2005 and 2004) and 41% (2003), which represents the German corporate tax rate plus the after federal tax benefit rate for trade taxes:

•	Reconciliation of income taxes

Year ended September 30 (€ thousand)	2005	2004	2003
Expected provision (benefit) for income taxes	(38,823)	23,629	(1,350)
Foreign tax rate differential	23,516	(20,410)	(21,234)
Change in valuation allowance	34,683	3,539	9,456
Change in deferred taxes resulting from a change in German tax rate	—	—	179
Non-deductible expenses Germany	735	2,177	1,881
Foreign withholding tax	329	633	527
Tax expense prior years Germany	523	24	491
Trade tax differential Germany	390	339	(273)
Other	616	(311)	129
Actual provision (benefit) for income taxes	21,969	9,620	(10,194)

The statutory corporate income tax rate in Germany was 25%. The solidarity surcharge of 5.5% was calculated on the federal corporate tax, so that the total federal corporate tax rate amounted to 26.4% in fiscal year 2005 and 2004. The statutory corporate income tax rate was temporarily raised in fiscal year 2003 to 26.5% (plus the solidarity surcharge of 5.5%), in order to aid the victims of the flood in Germany. The effective rate for trade tax was 13.6% for fiscal 2005, 2004 and 2003.

In December 2003, the German parliament passed new tax legislation. Among other things, new regulations for the utilization of net operating losses were introduced. As an effect of this, longer periods are needed for the utilization of tax loss carryforwards.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred income tax assets and liabilities as of September 30, 2005 and 2004, are summarized as follows:

•	Deferred income tax assets and liabilities

As of September 30 (€ thousand)	2005	2004
Inventories	5,026	4,925
Fixed assets	12,955	14,362
Net operating loss and tax credit carryforwards	84,732	66,362
Accrued expenses	10,466	12,065
Pension liabilities	67,160	51,844
Other liabilities	1,620	8,690
Other	3,344	2,207
Gross deferred tax assets	185,303	160,455
Deferred tax asset valuation allowance	(52,126)	(17,443)
Net deferred tax assets	133,177	143,012
Receivable provisions	(2,173)	(1,846)
Inventories	(1,461)	(814)
Fixed assets	(47,998)	(53,532)
Accrued expenses	(8,110)	(15,660)
Other	(16,690)	(7,988)
Gross deferred tax liabilities	(76,432)	(79,840)
Deferred tax assets, net	56,745	63,172

The net operating loss carryforwards relate mainly to the German, Austrian, French, Indian and Spanish operations. The evaluation of the deferred tax assets showed a longer period required for recoverability than previously assumed especially for the net operating losses. Therefore, in addition to the valuation allowance already recognized in prior years, a partial valuation allowance on deferred tax assets resulting from net operating losses particularly for the Austrian and German operations has been made. The pension scheme of EPCOS is accomplished by a relief fund (UK EPCOS e.V). Taxable income of €6.982 million in fiscal 2005 and of €3.400 million in fiscal 2004 has been generated at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has arisen between the book value and the tax basis, which has led to a deferred tax asset of €42.388 million at September 30, 2005 and of €39.595 million at September 30, 2004.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Net deferred tax assets and liabilities are recorded in the consolidated balance sheets as of September 30, 2005 and 2004, as follows:

•	Deferred income tax assets and liabilities in consolidated balance sheets

As of September 30 (€ thousand)	2005	2004
Deferred tax assets
Current	8,708	9,366
Non-current	70,169	72,561
Deferred tax liabilities
Current	(3,629)	(5,847)
Non-current	(18,503)	(12,908)

	56,745	63,172

As of September 30, 2005, the Company had consolidated net operating loss (NOL) carryforwards amounting to €258.790 million, of which €3.519 million expire by 2010 and €255.271 million expire later than 2011 or have no expiry date. These figures show the gross amount of the available NOLs. In addition, the subsidiary in Spain has a tax credit amount of €2.717 million at its disposal which will not expire until 2015. The Company’s valuation allowances increased from 2004 to 2005 by €34.683 million, in 2003 to 2004 by €3.539 million and from 2002 to 2003 by €9.456 million. The valuation allowance reduced the deferred tax asset to a net amount that will more likely than not be realized, based on the Company’s estimate of future earnings and the expected timing of temporary difference reversals.

At September 30, 2004 the Company made provisions for income taxes of €2.802 million and at September 30, 2005 of €2.695 million on retained earnings of foreign subsidiaries. Income taxes on the remaining earnings of €56.685 million at September 30, 2005 of foreign subsidiaries have not been provided, because such earnings are intended to be indefinitely reinvested in those operations. It is not economically practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16. Earnings per share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2005, 2004 and 2003:

•	Earnings (loss) per share

Year ended September 30	2005	2004	2003
Net (loss) income (€ thousand)	(119,262)	49,228	6,744
Income impact of assumed conversion convertible bond (net of tax)	—	2,125	—

Adjusted net (loss) income	(119,262)	51,353	6,744

Denominator for basic earnings per share (weighted average shares)	65,300,000	65,296,107	65,275,000
Effect of dilutive shares - stock options	—	74,386	—
Effect of dilutive shares - convertible bond	—	6,500,000	—
Denominator for diluted earnings per share (weighted average shares)	65,300,000	71,870,493	65,275,000
Earnings (loss) per common share (in €)
basic	(1.83)	0.75	0.10
diluted	(1.83)	0.71	0.10

For fiscal years 2003 and 2005, 6,500,000 potential dilutive shares resulting from the convertible bonds were not considered, because the inclusion would be antidilutive.

17. Pensions

The Company provides pension benefits principally under several defined benefit pension plans. September 30 is the measurement date of the leading plans. Both in Germany and also in Brazil employees are covered under two defined benefit pension plans each. Both U.S. subsidiaries, EPCOS Inc., Iselin/New Jersey, and Crystal Technology, Inc., Palo Alto/California, provide defined benefit pension plans, the largest of which is funded.

Moreover, in Germany there is a deferred compensation plan, which gives German employees the opportunity to convert part of their compensation to a pension based on amounts contributed, including the interest earned on them up until retirement age. The provision for future payments to retired staff is determined by an actuary.

The liability is recorded at the maximum of the market value of the plan assets and the actuarial present value of the guaranteed financial funds.

In fiscal year 2003 the Company transferred its accumulated benefit obligation relating to the vested and non-vested portions of its defined benefit pension plan in Spain to an external pension fund for a payment of €0.632 million. This amount was paid in November 2002. The transaction was accounted for as a settlement and curtailment since the defined benefit plan was settled and replaced by a defined contribution plan.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Payments for defined contribution plans amounted to €2.038 million in fiscal 2005, €1.639 million in fiscal 2004 and €1.941 million in fiscal 2003. The estimated value for fiscal 2006 amounts to €1.900 million.

Consolidated information regarding all of the Company’s pension plans at the dates indicated is presented in the following tables.

The following table presents the changes in projected benefit obligations (“PBO”) during the years indicated:

•	Changes in projected benefit obligations

Year ended September 30 (€ thousand)	2005	2004	2003
Projected benefit obligations (“PBO”) at beginning of year	161,827	150,575	142,797
Service cost	5,830	5,334	4,910
Interest cost	8,906	8,579	8,478
Actuarial losses	38,038	4,631	3,836
Foreign exchange rate changes	2,245	(1,104)	(2,706)
Benefits paid	(5,935)	(5,626)	(5,905)
Curtailments	—	(36)	(120)
Settlements	(158)	(526)	(715)
Projected benefit obligations (“PBO”) at end of year	210,753	161,827	150,575

The accumulated benefit obligation at end of fiscal year 2005 amounts to €192.195 million.

The following table presents the changes in plan assets during the fiscal years indicated:

•	Changes in plan assets

Year ended September 30 (€ thousand)	2005	2004	2003
Fair value of plan assets at beginning of year	16,486	15,351	16,320
Actual return on plan assets	1,294	1,505	409
Foreign exchange rate changes	1,471	(780)	(2,169)
Employer contributions	1,808	1,158	1,536
Benefits paid	(932)	(748)	(745)
Fair value of plan assets at end of year	20,127	16,486	15,351

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The plan asset allocation is as follows:

•	Plan assets allocation

Year ended September 30 (in %)	2005	2004
Investment in stocks	40.9	58.3
Bonds	58.4	40.4
Other	0.7	1.3
Total	100.0	100.0

The investment managers of the plan assets seek to reduce volatility by their investment strategy. Thus the exposure of corporate bonds, which are held in USA, is limited to 50%. The bonds require a minimum rating of Standard & Poor’s or Moody’s of A or better at the date of purchase. The exposure to equity instruments is limited to 60%. The stock investment in any corporation is limited to 5% of total equity assets within the plan assets.

A reconciliation of the funded status with the amounts recognized in the consolidated balance sheets is as follows:

•	Reconciliation of funded status with consolidated balance sheets

As of September 30 (€ thousand)	2005	2004
Funded status of plans *)	(190,626)	(145,341)
Unrecognized prior service cost	723	756
Unrecognized actuarial net losses	58,300	20,285
Intangible assets	(540)	(552)
Additional minimum liability	(42,173)	(9,532)
Net amount reported in the consolidated balance sheets	(174,316)	(134,384)
Less current portion	8,548	7,817
Long-term portion of pension liability	(165,768)	(126,567)

*)	Difference between projected benefit obligations and fair value of plan assets.

The additional minimum pension liability increased by €32.641 million from the previous year. This change effected other comprehensive loss in the amount of €19.617 million (net of tax) in fiscal 2005.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the components of net pension cost for the years ended September 30, 2005, 2004 and 2003:

•	Net pension cost

Year ended September 30 (€ thousand)	2005	2004	2003
Service cost	5,830	5,334	4,910
Interest cost	8,906	8,579	8,478
Expected return on plan assets	(1,328)	(1,149)	(1,153)
Amortization of unrecognized obligation	—	—	888
Amortization of unrecognized actuarial gains or losses	349	265	—
Unrecognized prior service cost	78	82	82
Curtailment losses (gains)	32	(36)	—
Net periodic pension cost	13,867	13,075	13,205

Assumed discount rates and rates of increase in compensation used in calculating the PBO together with long-term rates of return on plan assets vary with the economic conditions of the country in which the retirement plans apply. The weighted average assumptions used in calculating the actuarial values for the principal pension plans were 4.00% for the discount rate in fiscal 2005, 5.25% in fiscal 2004 and 5.50% in fiscal 2003. The compensation increases were assumed to be 2.00% in fiscal 2005, 2.00% in fiscal 2004 and 2.75% in fiscal 2003. The expected return on plan assets for the USA funded pension plan in fiscal 2005 was 7.00% (previous year: 7.00%). The expected return on plan assets of the Brazilian subsidiary amounts to 13.00% (previous year: 13.00%).

The following table presents the estimated pension payment for the next ten years:

•	Forecast payment of pensions

Year ended September 30 (€ thousand)
2006	7,398
2007	6,744
2008	7,104
2009	8,107
2010	8,955
2011 till 2015	45,426

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18. Supplemental cash flow information

Cash payments for income taxes, dividends and interest for the years ended September 30, 2005, 2004 and 2003, were as follows:

•	Payments for income taxes, interest, and non-cash transactions

Year ended September 30 (€ thousand)	2005	2004	2003
Payments for
Income taxes	10,355	9,268	35,589
Interest net of amounts capitalized	9,846	11,045	10,249
Non-cash transactions
Acquisition of equipment under capital lease	—	—	585

19. Financial instruments and risk management

Foreign currency forward contracts and options

To reduce its exposure to certain risks inherent in its business, the Company enters into forward foreign exchange and options contracts based on forecast foreign currency transaction exposures. Contracts generally extend for a period of less than one year. These contracts are marked to market and included in accrued expenses or other assets. The change in market value of instruments other than hedges that are designated as cash flow hedges is included in currency gains or losses within the consolidated statements of operations. The Management Board believes that the credit risk in these transactions is minimal, and is involved on a daily basis in risk management decisions, operating under rules adopted by the Supervisory Board. The inherent risks are monitored using a value-at-risk model.

Commodity contracts

The Company shows gains or losses due to commodity contracts that are designated as cash flow hedges to hedge anticipated future cash flows in other comprehensive income/loss. These hedging contracts are commodity contracts to hedge price fluctuations for palladium over a period of one to ten months.

The gains or losses are reclassified in the statements of operations as soon as the underlying transactions materialize, while the ineffective portion of these hedging contracts is recorded directly in the statements of operations. The statement of operations as of the fiscal year ending on September 30, 2005, was influenced by reclassification of losses from other comprehensive income/loss in amount of €1.900 million gross and €1.425 million net of tax respectively. The statements of operations were not affected by any changes in the market values due to the ineffective portion of the hedges. The unrealized losses due to commodity contracts will be reported in total within the statement of operations of the next fiscal year because of the maturity date.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Interest rate and cross-currency swaps

For hedging of currency and interest rate risks, the Company has entered into cross-currency and interest rate swaps with an aggregate notional amount of €32.000 million. The swaps have several maturities up to October 5, 2007.

These swaps are marked to market and included in accrued expenses or other assets.

Fair value of financial instruments

The carrying amounts of the Company’s significant financial instruments as of September 30, 2005 and 2004, are summarized here. The carrying values of the Company’s cash and cash equivalents, trade accounts receivable and payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair market values as of September 30, 2005 and 2004, due to their short-term maturity. The carrying amounts of the Company’s variable rate debt likewise approximate fair value because the interest rates are based on floating rates that reflect market rates. The fair value of the Company’s long-term fixed rate debt is estimated using discounted cash flow analysis based on the Company’s current borrowing rates for debt with similar maturities. Because considerable judgment is required in interpreting market data to develop estimates of fair value, the estimates do not necessarily indicate the amounts that could be realized or would be paid in a current market transaction. The effect of using different market assumptions or estimate methodologies may be material to the estimated fair value amounts.

The following table summarizes the carrying amount and fair value of the Company’s fixed rate long-term debt and derivative financial instruments:

•	Carrying amount and fair value

As of September 30 (€ thousand)	2005			2004
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Convertible bonds	—	124,620	126,046	—	124,240	132,203
Fixed rate long-term debt	—	83,970	81,972	—	88,803	86,835
Forward exchange contracts	193,274	428	428	217,077	231	231
Cross-currency and Interest rate swaps	32,000	(408)	(408)	32,000	1,319	1,319
Commodity contracts	8,995	90	90	7,899	(1,721)	(1,721)

Concentrations of risk

The Company has business relationships with numerous customers and affiliates around the world. From a risk standpoint, apart from Siemens (see Note 10), there have been no other major customers in fiscal 2005, 2004 and 2003. Although the Company has a large volume of receivables from a limited number of customers, such receivables are managed under standard commercial terms. Consequently, in management’s opinion, any concentration of credit risk relating to these customers is appropriately monitored. The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing requirements.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

20. Commitments and contingencies

(a) Leases

The Company currently leases manufacturing, executive and administrative facilities, and various types of equipment under operating lease agreements. In addition, the Company has entered into capital lease agreements for certain office equipment that expire during the next year. Many lease agreements include renewal or purchase options. In most cases, management expects that in the normal course of business, lease agreements will be renewed or replaced by other agreements. Rental expense for all operating lease agreements charged against earnings amounted to €23.503 million, €23.559 million and €24.443 million for the years ended September 30, 2005, 2004 and 2003, respectively. These amounts include lease payments to Siemens of €4.984 million, €4.685 million and €5.325 million for the three years respectively. No contingent lease agreements exist.

Assets under capital lease agreements are included in the consolidated balance sheets as follows:

•	Capital lease assets

As of September 30 (€ thousand)	2005	2004
Technical equipment, machinery and other equipment	113	113
Less accumulated depreciation	—	—

Net assets under capital lease	113	113

Depreciation on assets under capital lease amounted to €0.023 million and €0.144 million for the years ended September 30, 2004 and 2003 respectively. For fiscal 2005 there was no depreciation on assets under capital lease.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following is a summary of future minimum lease payments under capital and operating lease agreements that had initial or remaining periods of notice of more than one year:

•	Future minimum lease payments

As of September 30, 2005 (€ thousand)	Capital lease	Operating lease
2006	16	15,886
2007	—	14,836
2008	—	7,922
2009	—	5,592
2010	—	4,352
Thereafter	—	12,756

Total minimum lease payment	16	61,344

Less amount representing interest	(2)
Present value of net minimum capital lease payments	14
Less current portion of obligations under capital lease	(14)
Obligations under capital lease, excluding current portion	—

Effective October 1, 1999, the Ceramic Components Division entered into a lease with Siemens for a facility in Austria. Annual lease payments for the ten-year term of the contract amount to €1.193 million. The Company’s Austrian subsidiary also has an operating lease agreement for a factory building with annual lease payments of €2.154 million and €2.150 million in fiscal 2005 and fiscal 2004 respectively. The contract, beginning January 2001, cannot be terminated during its 15-year term. The resulting commitments are included in the above table.

(b) Other commitments and contingencies

The Company and its subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Management Board, based on the advice of counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company’s consolidated financial condition or results of operations.

The Company is subject to extensive environmental regulation in the jurisdictions in which it operates, including requirements governing emissions into the air, effluents, and storage of hazardous materials and waste. These requirements will continue to be significant to its future operations. In the past, the Company has been exposed to liability for the remediation of soil or groundwater contamination at its facilities. The Company may also face liability for remediation of its sites located in the United States, where it could be designated a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or other federal, state or local environmental remediation laws for its U.S. locations.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events, and those expenditures could adversely affect the Company’s financial condition or results of operations.

For September 30, 2005 and 2004 the following contingent liabilities exist:

•	Contingent liabilities

As of September 30 (€ thousand)	2005	2004
Acceptance liability/discounted bills of exchange	177	—
Other contingent liabilities	328	—

Total	505	—

21. Segment reporting

The Company has four reportable operating segments, which are regularly evaluated by the Management Board in deciding how to allocate resources. The segments are managed separately because of differences in the nature of their respective products. The four reportable operating segments are Capacitors, Ceramic Components, Surface Acoustic Wave (SAW) Components, and Inductors and Ferrites.

The Company manufactures capacitors with diverse technologies using a range of insulating materials as dielectrics. The various capacitor technologies make use of the different properties of these materials and offer unique physical and electrical performance characteristics that make them suitable for particular applications. The Ceramic Components segment, using advanced ceramic technologies, produces thermistors, varistors, sensors, multilayer ceramic capacitors and piezo actuators. This segment also includes gas-filled surge voltage arresters, which share many of the same protective applications and are usually used together with varistors. The SAW Components segment focuses on surface acoustic wave technology, which has diverse signal filtering and frequency control applications in the radio-frequency spectrum. This segment also includes business with microwave ceramic filters and multilayer ceramic modules. The technology used by the Company to manufacture SAW components has much in common with advanced semiconductor fabrication. The Inductors and Ferrites segment produces cores for inductors made of soft magnetic ferrite, an iron-oxide-based synthetic material. This segment also includes transformers, components for electromagnetic compatibility (EMC) and other inductive ferrite components made by winding ferrite cores with wire, plus matching accessories.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information on the business segments is presented in the following table:

•	Financial information on business segments

(€ million)	Capacitors	Ceramic Components	SAW Components	Inductors and Ferrites	Elimi- nations	Conso- lidated total
2005
Net sales to third and related parties	336.2	361.3	369.5	170.5	—	1,237.5
EBIT	(74.2)	(24.3)	28.7	(18.6)	—	(88.4)
Interest result, net						(8.7)
Loss before income taxes and minority interest						(97.1)
Depreciation and amortization	79.1	37.0	63.2	26.2	2.6	208.1
Capital expenditures on fixed assets (without long-term financial assets)	35.8	71.0	30.4	12.7	2.7	152.6

Total assets	400.1	398.3	385.9	192.6	—	1,376.9

2004
Net sales to third and related parties	353.7	374.3	449.7	184.5	—	1,362.2
EBIT	(11.3)	19.4	57.2	(0.4)	—	64.9
Interest result, net						(5.9)
Income before income taxes and minority interest						59.1
Depreciation and amortization	30.3	33.0	74.5	15.4	2.1	155.3
Capital expenditures on fixed assets (without long-term financial assets)	26.3	30.6	41.5	10.0	3.0	111.4

Total assets	447.4	393.3	418.7	226.8	—	1,486.2

2003
Net sales to third and related parties	350.4	355.8	403.8	161.6	—	1,271.6
EBIT	(10.8)	15.9	16.7	(16.3)	—	5.5
Interest result, net						(8.8)
Loss before income taxes and minority interest						(3.3)
Depreciation and amortization	31.3	30.2	78.5	14.5	2.8	157.3
Capital expenditures on fixed assets (without long-term financial assets)	18.8	25.9	37.0	12.2	4.5	98.4

Total assets	419.9	375.6	411.9	221.6	—	1,429.0

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information on the principal geographical areas, net sales and identifiable assets for the years ended September 30, 2005, 2004 and 2003, are presented in the following table:

•	Financial information on geographical areas

	2005		2004		2003
As of September 30 (€ million)	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets	Net sales	Identifiable tangible assets
Europe
Germany	360.5	191.0	366.3	233.5	351.5	234.5
Austria	16.7	117.7	33.6	83.2	30.1	84.5
Other	357.6	130.0	401.0	151.6	417.1	161.5
Asia	346.5	91.3	393.8	103.3	328.9	138.6
United States	70.6	9.6	78.6	10.7	75.6	13.2
Other	85.6	36.7	88.9	22.1	68.4	17.2

Total	1,237.5	576.3	1,362.2	604.4	1,271.6	649.5

22. Acquisitions

During the year ended September 30, 2003 the Company made a number of relatively small acquisitions, all of which were accounted for under the purchase accounting method and included in the consolidated financial statements.

The Company adopted SFAS No. 141 Business Combinations, which was effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations have to be accounted for by the purchase method and requires separate recognition of intangible assets apart from goodwill, if they meet contractual-legal criteria or a separability criterion. None of the Company’s acquisitions during the fiscal years ended September 30, 2005, 2004 and 2003 were significant to the Company’s results of operations for the respective periods.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In total the Company paid €9.703 million in fiscal 2003 net of cash acquired for acquisitions of consolidated companies. Goodwill of €8.909 million in fiscal 2003 arose on these transactions.

23. Discontinued Operations

On December 12, 2005, EPCOS signed a contract to sell of its Tantalum Capacitor Business Unit to KEMET Corp. based in the United States of America. The sale includes the plants in Évora, Portugal and parts of the activities in Heidenheim and Munich, Germany. Closing is expected to take place in Spring 2006.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1	Articles of Association of EPCOS AG (English translation), as amended in February 2004 (as registered with the commercial register of the lower court of Munich in April 2004)

2.1	Form of Deposit Agreement between EPCOS AG, Morgan Guaranty Trust Company of New York and Owners and Holders of American Depositary Receipts (incorporated by reference to exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

2.2	Form of Share Certificate (English Translation) (incorporated by reference to exhibit 4.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

2.3	Form of American Depositary Receipt (incorporated by reference to exhibit 4.3 included in exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 - 10844), filed on September 20, 1999).

4.1	Contribution Agreement between Siemens Aktiengesellschaft, Matsushita Electronic Components (Europe) GmbH and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 29, 1999 (incorporated by reference to exhibit 10.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.2	Shareholders’ Agreement by and between Siemens AG and Matsushita Electric Industrial Co., Ltd., Matsushita Electronic Components Co., Ltd. and Matsushita Electronic Components (Europe) GmbH, dated June 29, 1999 (incorporated by reference to exhibit 10.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.3	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 30, 1999 (incorporated by reference to exhibit 10.3 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.4	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and EPCOS AG, effective on June 30, 2004 (incorporated by reference to Exhibit 4.4 of EPCOS’ Annual Report for fiscal year 2004 on Form 20-F, filed on March 17, 2005, as subsequently amended).

4.5	Technical Cooperation Agreement between Matsushita Electronic Components Co. Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.6	Amendment Agreement to the Technical Cooperation Agreement between Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999), effective on June 30, 2004.

4.7	Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.8	Amendment Agreement to the Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999), effective on June 30, 2004 (incorporated by reference to Exhibit 4.8 of EPCOS’ Annual Report for fiscal year 2004 on Form 20-F, filed on March 17, 2005, as subsequently amended).

4.9	Rental Contract for Commercial Business Space between Industrieverwaltungsgesellschaft Aktiengesellschaft and Siemens Matsushita Components GmbH & Co. KG, effective as of July 1, 1994 (as supplemented and amended) (as example of form of rental contract relating to 11 properties leased by SAW components product group) (incorporated by reference to exhibit 10.6 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.10	Rental Contract for Commercial Business Space between Siemens Immobilien Management GmbH & Co. oHG, represented by Siemensstadt-Grundstücksverwaltung GmbH & Co. oHG, and Siemens Matsushita Components GmbH, dated July 16, 1999 (incorporated by reference to exhibit 10.9 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.11	Rental Contract for Commercial Business Space between Siemens Aktiengesellschaft and Siemens Matsushita Components GmbH, dated August 6, 1999 (incorporated by reference to exhibit 10.10 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.12	Framework Agreement between Siemens AG and EPCOS AG Regarding Technical Developments of Siemens Central Technical Division, effective July 1, 1999 (incorporated by reference to exhibit 10.11 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.13	Memorandum by and between Ceramics Division of Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Components oHG, made and entered into as of July 7, 1998 (incorporated by reference to exhibit 10.12 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.14	Technical Know-How Agreement between EPCOS oHG and Matsushita Electronic Components Co., Ltd., made and entered into as of July 25, 2001 (incorporated by reference to Exhibit 4.11 of EPCOS’ Annual Report for fiscal year ended September 30, 2002 on Form 20-F, filed on March 24, 2003).

4.15	Know-How License Agreement by and between Matsushita-Kotobuki Electronics Industries, Ltd. and Siemens Matsushita Components GmbH & Co. KG, made and entered into as of January 15, 1999 (incorporated by reference to exhibit 10.13 of EPCOS’ Registration Statement on Form F-1 (File No. 333 – 10844), filed on September 20, 1999).

4.16	Form of Management Contract (incorporated by reference to Exhibit 4.16 of EPCOS’s Annual Report for fiscal year ended September 30, 2004 on Form 20-F, filed on March 17, 2005).

8	List of Subsidiaries of EPCOS AG at September 30, 2005.

12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Declaration of Conformity pursuant to the German Corporate Governance Code, dated December 13, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG
(Registrant)

By:	/s/ WILFRIED BACKES
Dr. Wilfried Backes Chief Financial Officer

Date: March 23, 2006