Form 20-F
period 2006-09-30
EPCOS AG
filed 2007-03-22
CIK 1095409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934  ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934  ☒

For the fiscal year ended September 30, 2006

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2006: 65,300,000 ordinary shares, no par value, notional value €1.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐    Not applicable  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐

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

For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information – Exchange Rates.” On March 19, 2007, the noon buying rate for the euro was €1.00 = $ 1.3299, translated from euros at the official fixed exchange rate. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. We discuss the impact of exchange rate fluctuations on our business below under Item 5. “Operating and Financial Review and Prospects” and Item 3. “Key Information.”

The consolidated financial statements for each of the years in the three-year period ended September 30, 2006 (the “Consolidated Financial Statements”) included in this Form 20-F, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our beliefs about our market shares and market growth rates are based on both external and internal market research. External sources include both public sector institutions, such as national and international trade and production institutions, and private organizations, such as independent market research institutions. Internal market research is based on customer communications, review of annual and business reports and press releases of competitors, direct communication with competitors and information gathered from our former joint venture partners, Siemens AG (“Siemens”) and Matsushita Electronic Components (Europe) GmbH (together with its affiliates “Matsushita”).

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

-ii-

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

The selected consolidated financial data for the fiscal years ended September 30, 2004 through 2006 appearing in the tables below under the headings “Consolidated statement of income data” and “Consolidated balance sheet data” are derived from our Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements and related notes included herein and in Item 5. “Operating and Financial Review and Prospects.” As a result of the sale of our tantalum capacitors business in April 2006, we show our tantalum capacitors business as discontinued operations. Financial data are shown, except as otherwise stated, for our continuing operations, and prior years have been restated accordingly.

The selected financial data presented below for the three-month periods ended December 31, 2006 and 2005 are unaudited and, in the opinion of the management, reflect all adjustments (consisting of normal recurring items) which are necessary to present a fair statement of results for the interim periods. The interim results do not purport to be and are not indicative of the operating results to be expected for the entire fiscal years.

The consolidated financial information presented below may not be indicative of our future performance. We describe some of the relevant risk factors below under “Risk Factors.”

	Quarter ended December 31,		Fiscal year ended September 30,
	2006	2005	2006	2005	2004	2003	2002
	(unaudited)
	(euro in millions, except per share amounts)
Consolidated statement of income data:
Net sales of continuing operations	334.4	304.8	1,309.4	1,150.0	1,255.3	1,154.6	1,192.5
Gross profit	61.1	49.7	226.4	170.8	268.8	193.6	149.3
Operating income/(loss)	15.7	1.9	37.2	(17.6)	68.7	4.7	(75.4)
Net income (loss) of continuing operations	13.1	0.8	35.2	(66.3)	51.0	4.4	(39.8)
Net income (loss) of discontinued operations	(0.0)	(4.0)	(14.0)	(53.0)	(1.8)	2.3	1.3
Net income/(loss)	13.1	(3.2)	21.2	(119.3)	49.2	6.7	(38.5)
Basic earnings/(loss) per share
of continuing operations	0.20	0.01	0.54	(1.02)	0.78	0.07	(0.61)
of discontinued operations	0.00	(0.06)	(0.21)	(0.81)	(0.03)	0.04	0.02
Diluted earnings/(loss) per share
of continuing operations	0.19	0.01	0.52	(1.02)	0.74	0.07	(0.61)
of discontinued operations	0.00	(0.06)	(0.21)	(0.81)	(0.03)	0.04	0.02

	As of September 30,
	2006	2005	2004	2003	2002
	(unaudited)
	(euro in millions)
Consolidated balance sheet data:
Working capital	356.6	288.5	314.0	228.3	26.9
Property, plant and equipment, net	493.4	576.3	604.4	649.5	737.1
Total assets	1,414.5	1,376.9	1,486.2	1,429.0	1,343.6
Short-term borrowings	89.3	107.5	103.0	96.7	126.4
Long-term debt, excluding current installments	194.8	206.1	192.7	215.0	65.5
Shareholders’ equity	575.7	556.5	679.6	638.7	642.2

	Quarter ended December 31,		Fiscal Year ended September 30,
	2006	2005	2006	2005	2004	2003	2002
	(unaudited)
	(euro in millions, except per share amounts)
Other data:
Earnings/(loss) before interest, taxes and minority interest (“EBIT”) of continuing operations	17.1	3.3	46.8	(26.9)	67.5	0.6	(74.8)
Capital expenditures	24.5	18.6	107.1	135.0	102.4	93.9	112.0
Depreciation and amortization	28.5	31.5	126.6	145.8	138.6	139.6	157.6
Dividends per share	n/a	n/a	—	—	—	—	—

At September 30, 2006, we had 65,300,000 ordinary shares outstanding. Our basic earnings per share are calculated on the basis of the weighted average shares outstanding of 65,300,000 for fiscal years 2006 and 2005, 65,296,107 for fiscal year 2004, 65,275,000 for fiscal year 2003 and 65,288,838 for fiscal year 2002. For potentially dilutive securities outstanding during the fiscal year ended September 30, 2006, see Note 19 to our Consolidated Financial Statements. Under two stock option plans adopted by our shareholders on September 28, 1999 (the “1999 SOP”) and February 11, 2004 (the “2004 SOP”), respectively, we granted to our management and some of our employees:

•	options to purchase a total of 2,269,500 shares under the 1999 SOP;

•	in December 2004, options to purchase a further 340,000 shares under the 2004 SOP;

•	in December 2005, options to purchase a further 339,000 shares under the 2004 SOP; and

•	in December 2006, options to purchase a further 559,000 shares under the 2004 SOP.

For further information, see Item 6. “Directors, Senior Management and Employees – Options to Purchase Securities from Registrant or Subsidiaries.” We did not pay any dividends for the fiscal years 2002 through 2005. With respect to fiscal year 2006, a dividend of €0.20 per share was paid on February 15, 2007. For further information on statutory limitations to our ability to pay dividends, see Item 8. “Financial Information – Dividend Policy.”

EBIT is not a measure of financial performance under U.S. GAAP. However, we present EBIT because that is the basis on which our management evaluates the operating performance of our three reportable segments and of the Company as a whole and on which it establishes budgets and operational goals. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance and especially about the performance of our separate business segments. We believe that EBIT is a better measure of operating performance than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes, whereas EBIT permits investors to examine the performance of each business segment and the Company as a whole between years with a higher degree of comparability.

We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus (plus) interest result. The following table reconciles EBIT for each year shown in the table above to the net income reported for such year:

Reconciliation of EBIT to net income

	Quarter ended December 31,		Fiscal Year ended September 30,
	2006	2005	2006	2005	2004	2003	2002
	(euro in millions)
Net income (loss)	13.1	(3.2)	21.2	(119.3)	49.2	6.7	(38.5)
Net income (loss) of discontinued operations	(0.0)	(4.0)	(14.0)	(53.0)	(1.8)	2.3	1.3
Net income (loss) of continuing operations	13.1	0.8	35.2	(66.3)	51.0	4.4	(39.8)
Minority interest	0.0	0.1	0.4	0.2	0.2	0.2	0.0
Provision (benefit) for income taxes	2.4	(0.4)	2.2	31.5	10.9	(12.4)	(41.5)
Interest result	(1.6)	(2.8)	(9.0)	(7.7)	(5.4)	(8.4)	(6.5)
EBIT of continuing operations	17.1	3.3	46.8	(26.9)	67.5	0.6	(74.8)

Exchange Rates

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or American Depositary Shares (“ADS”) on conversion of dividends, if any, paid in euro on the shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown:

Average exchange rates of U.S. dollars per euro

Average
Quarter ended December 31, 2006	1.3077
Fiscal year ended September 30, 2006	1.2522
Fiscal year ended September 30, 2005	1.2727
Fiscal year ended September 30, 2004	1.2199
Fiscal year ended September 30, 2003	1.0919
Fiscal year ended September 30, 2002	0.9208

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2006 through March 2007:

Recent exchange rates of U.S. dollars per euro

	High	Low
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007 (through March 19, 2007)	1.3307	1.3094

The noon buying rate for euro on September 29, 2006 was €1.00 = $ 1.2687. The noon buying rate on March 19, 2007 was €1.00 = $ 1.3299.

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

If the current growth in the global economy and in the electronics industry is weaker or shorter than expected, demand in the electronic components and modules industry may decline again, which could lead to increased price erosion and adversely affect our results of operations. After a prolonged downturn in the global economy in general and the electronic components and modules industry in particular, we experienced a global upturn in the first half of fiscal year 2004, accompanied by a generally positive trend in demand for electronic components and modules from all industries and regions. However, this recovery slowed quickly and was followed by a further downturn, especially in our home market Europe, lasting until the second quarter of fiscal year 2005. During the periods of economic downturn, we suffered from declining demand in the electronic components and modules industry, which caused a significant drop in our average sales prices, resulting in a reduction in our gross margins and operating profits. Although demand for electronic components and modules stabilized somewhat in the second half of fiscal year 2005 and was strong throughout fiscal year 2006, the future development of the global economy and the demand of the electronic components and modules industry remain uncertain, which makes it more difficult for us to predict our future sales and manage our operations. If the current economic recovery is weaker or shorter than expected, such developments may recur, which could adversely impact our results of operations.

We must consistently reduce the total costs of our products to combat the impact of downward price trends and may incur additional restructuring costs in future. Our industry is intensely competitive and prices for existing products tend to decrease steadily over their life cycle. Pricing pressure was notably pronounced in fiscal years 2002 and 2003 as demand declined. Even though prices stabilized in the second half of fiscal year 2004, there was substantial and continuing pressure from customers to reduce the total cost of using our components and modules. In the first half of fiscal year 2005, orders for electronic components and modules dropped again due to weak demand in the industry, causing price pressure. This trend was intensified by an unfavorable USD/euro exchange rate. As demand stabilized somewhat in the second half of fiscal year 2005 and was strong throughout 2006, pressure on prices for electronic components and modules eased. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are. For a more complete discussion of the competitive factors affecting our major markets, see Item 4. “Information on the Company – Competition.” In response to the competition in the electronic components and modules market, we have taken significant steps to streamline our operations and have incurred substantial restructuring costs, including, in fiscal year 2006, significant restructuring charges in connection with the sale of our tantalum capacitors business and the discontinuation of our UltraCap activities in that year. We may incur additional restructuring costs in future.

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

Exchange rate fluctuations could affect our ability to price our products competitively. The persistent weakness of the U.S. dollar vis-à-vis the euro has had a negative effect on our results of operations in recent fiscal years since the market prices for our products are essentially dollar-based around the world, even within the euro zone. Additionally, our business will suffer if we are unable to compensate for any competitive advantage competitors based in Japan, the United States or Asia (especially China) may derive from having a substantial portion of their costs based in a currency other than the euro if this currency should weaken vis-à-vis the euro. In recent years, we have tried to reduce our exchange rate exposure by relocating our value chain and materials-sourcing activities from Central Europe to countries with lower labor costs and currencies that are more or less closely tied to the U.S. dollar. If our competitors benefit from weakening currencies by offering their products at prices that are lower than ours, we may need to reduce our prices to make our products competitive, lowering our profit margins. This was the case in particular in fiscal year 2004 as well as in the first quarter of fiscal year 2005, when the increasing devaluation of the U.S. dollar and Yen against the euro intensified price erosion for our products. In fiscal year 2006, the devaluation of the U.S. dollar and Yen against the euro continued to give our Japanese and U.S. competitors cost and competitive advantages and resulted in increased price pressure for us. If the weakness of the U.S. dollar and Yen continues, it could intensify price erosion for our products further and our competitive position and profitability may suffer. In 2006, the strength of the Brazilian real (up almost 20% against the euro since 2005) also negatively impacted us, in particular resulting in lower profitability in our capacitors and inductors segment.

Cyclical changes in our customers’ industries have resulted, and may in future result, in significant fluctuations in demand for our products, increasing our unit costs and reducing our profitability. Most of our customers are in cyclical industries. Their requirements for electronic components and modules fluctuate significantly as a result of changes in general economic activity and other factors. During periods of increasing demand they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products has peaked and begins to decline, as happened in the second half of fiscal year 2004 and in the first half of fiscal year 2005, they tend to decrease rapidly or even cancel orders for our products while they use up accumulated stocks. During the first half of 2005 in particular, persistent price erosion reduced our profitability because reduction of these inventories lasted unexpectedly long and we were not able to utilize production capacity as planned. In fiscal year 2006, pressure on component and module prices eased from quarter to quarter as demand for electronic components and modules remained strong throughout the year. Business cycles vary somewhat in different geographical regions and customer industries. Significant fluctuations in sales of our products increase our unit costs and reduce our potential profitability by making it more difficult for us to predict our production, raw materials and shipping needs. We are also vulnerable to general economic events or trends beyond our control, and our sales and profits may suffer in periods of weak demand.

We must continue to develop innovative products and production techniques to combat downward price pressure for our products and to meet market requirements. EPCOS operates primarily in markets that are subject to very rapid technological change. Sustaining and improving our profitability depends a great deal on our ability to develop new products quickly and successfully to customer specifications. Pressure on the prices of our products increases with the age of the product. Non-customized commodity products are especially vulnerable to price pressure, but customized products have also experienced severe price pressure in the last fiscal years. We have traditionally avoided downward pricing trends in part by offering products with new technologies or applications that offer our customers advantages over older products. We also seek to maintain profitability by developing products to our customers’ specifications that are not readily available from competitors’ stocks. Developing and marketing these products requires continuous efforts and high start-up costs that may not be recouped if those new products or production techniques are not successful. If we are unable to develop innovative products and production techniques, our competitive position and profitability will suffer. Additionally, if EPCOS is not able to respond as quickly as competitors to new market trends or technologies, we may lose market share.

Our efforts to expand our business in Asia and elsewhere may lead to increased competition with Matsushita and harm our growth and our cooperation with them. Matsushita is one of the world’s largest manufacturers of electronic components and modules. We expect to face increased competition with Matsushita as we continue our expansion in Asia, where Matsushita has especially strong market positions. Increased competition with Matsushita may harm our growth. Although we have entered into cross license and technical cooperation agreements to govern our cooperation with Matsushita, the possibility of more intense competition between the two companies may also hinder cooperation. Difficulties in this relationship may harm our ability to jointly develop some of our products resulting in higher research and development expenses.

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

Shortages and price increases in some of our raw materials as well as defective incoming raw materials may increase our costs and reduce our profitability. For some of our product lines, we require raw materials that only a limited number of suppliers can provide in sufficient quality or amount to meet our needs. The most significant of these materials include silver/palladium powder and foils for ceramic capacitors, ceramic packaging materials and wafers made of lithium niobate, lithium tantalate and quartz for SAW components. We describe our use of these materials in more detail in Item 4. “Information on the Company – Description of Business – Raw Materials and Sources of Supply.” In fiscal year 2006, we experienced a significant increase in prices for raw materials, in particular for copper wire and aluminum foil, burdening the profitability of our capacitors and inductors segment. If we are not able to pass on the price increase of our raw materials to our customers, our results of operations may suffer. To reduce the risk of supply interruptions or price increases of our significant raw materials, we generally try to maintain alternative sources and seek to reduce our needs of those that are expensive or subject to shortages through technical innovation. Despite these measures, we could experience shortages in the availability of these and other raw materials or a higher volume of defective incoming raw materials that would increase our costs, limit our business volume and hurt our margins.

Environmental laws and regulations may expose us to liability and increase our costs. Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In the past, we have incurred costs in connection with liability for remediation of soil and groundwater contamination.

Directives and regulations of the European Union call for minimizing the energy consumption of electronic products throughout the product’s lifetime or regulating the use of certain substances are under preparation or already in force. Other foreign countries including China have announced their intention to establish the same kind of regulations. These laws and regulations could adversely affect our manufacturing costs or product sales because they may force us to change production processes or use more costly materials for our products. In particular, the EU regulation on the registration, evaluation, and authorization of chemical substances (REACH) may result in a restriction of the use of raw materials that are important for our production and may cause suppliers to withdraw such raw materials as the costs imposed by REACH may exceed the level of economic production. Thus REACH could adversely affect our manufacturing costs or product sales because it may force us to change production processes, the design of our products or to use more costly materials. For further details, see Item 8. “Financial Information – Legal Matters – Environment.”

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

Because we and most of our directors and officers are located in Germany, it may be difficult for you to sue these persons in the United States or to enforce judgments by U.S. courts against them. We are a corporation organized under the laws of the Federal Republic of Germany and most of our directors and executive officers are residents of Germany. In addition, most of our assets owned and those of the aforesaid individuals are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process upon us or any of the aforesaid persons within the United States with respect to matters arising under the U.S. federal securities laws or to enforce against us or any of such persons judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by counsel that it is doubtful as to whether original actions of liabilities predicated on the U.S. federal securities laws may be enforced in Germany and that in Germany both recognition and enforcement of U.S. court judgments with respect to the civil liability provisions of the U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung or ZPO). In some cases, especially when the relevant statutory provisions of German law do not recognize the international jurisdiction of a U.S. court or the judgment conflicts with certain basic principles of German law (e.g., the prohibition against punitive damages and limited pre-trial discovery), a U.S. judgment might not be recognized by a German court. Service of process in U.S. proceedings on persons in Germany, however, is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.

Item 4. Information on the Company

History and Development of the Company

History

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

To prepare for our initial public offering in October 1999, Siemens and Matsushita converted the limited partnership into a stock corporation and Siemens contributed to the Company essentially all of its electronic components operations that had not been a part of the joint venture. In connection with our pre-IPO reorganization, Siemens also sold us its 51% interest in Xiaogan, a Chinese joint venture, and the electronic components assets and liabilities of one of its Singapore subsidiaries. Until March 2006, Siemens and Matsushita together owned 25% of our share capital. Siemens sold its entire shareholding of 12.5% in EPCOS on March 29, 2006 and Matsushita sold its entire shareholding of 12.5% in EPCOS on October 23, 2006.

EPCOS is headquartered in Munich, Germany. The address and telephone number of our registered office is St.-Martin Strasse 53, D-81669 Munich, Germany, +49-89-63609.

Recent Developments

Effective April 13, 2006, EPCOS sold its tantalum capacitors business to Kemet Corporation for an aggregate purchase price of €86.5 million. Kemet acquired EPCOS’s plant in Évora, Portugal and took on the employees of this production facility. Additionally, Kemet took on some, but not all, of our tantalum capacitor-related research and development as well as of our marketing and sales staff from Heidenheim and Munich, Germany. EPCOS closed the deal transferring its tantalum capacitors business to Kemet on September 30, 2006. For more information on this transaction, see Item 5. “Operating and Financial Review and Prospects – Results of Operations – Discontinued operations.”

As a result of this sale, EPCOS now reports income from its tantalum capacitor activities, formerly included in the capacitors segment, as discontinued operations and shows, in accordance with U.S. GAAP, the tantalum capacitor activities for previous periods in a comparable manner. Also effective as of the first quarter of fiscal year 2006, the capacitors segment has been combined with the inductors and ferrites segment to form the new reportable segment “Capacitors and Inductors” because of the substantial economic and other similarities between these operating segments after the disposal of the tantalum capacitors business.

In February 2007, we acquired Aktiv Sensor GmbH. For more information, see Item 5. “Operating and Financial Review and Prospects – First Quarter Results of Fiscal Year 2007 and Recent Developments.”

Description of Business

EPCOS is one of the world’s leading producers and suppliers of electronic components and modules. Electronic components and modules process electrical signals, control power supplies and protect electronic circuitry, among other things.

The main categories of electronic components and modules that we manufacture are capacitors, thermistors and varistors, sensors, surge voltage arresters, switching spark gaps, piezo actuators, filters, integrated radio frequency modules, soft ferrite cores and inductors. Electronic components and modules are used in every electronic circuit and are found in equipment and systems marketed by all sectors of the electrical and electronics industries. With our broad range of products, we supply customers across a wide spectrum of industries and applications with a comprehensive line of standardized electronic components and modules as well as customer or application-specific solutions. We manufacture our products using an extensive array of proprietary processes in advanced facilities in eleven countries on four continents.

In fiscal year 2006, we report our business from continuing operations in the following three reportable segments:

1.	Capacitors and Inductors: Capacitors and inductors are components that are used throughout electrical engineering and electronics. They store electric charges and filter or regulate current and voltage in electronic circuitry. Our product spectrum covers aluminum electrolytic capacitors, film capacitors, power capacitors and solutions for power factor correction. Applications for capacitors range from automotive and industrial electronics to high speed trains. Inductors fulfill two basic electrical functions at the same time: they filter current and store electromagnetic energy. Inductors are used, among other things, in switch-mode power supplies for industrial, automotive and entertainment electronics, as well as for information and communications. Our portfolio also includes ferrites, which are the heart of inductors and which concentrate electromagnetic fields to transmit electrical signals and power. Electromagnetic compatibility (EMC) components, which also belong to this segment, suppress high frequency electromagnetic radiation in electronic devices. The segment also includes transformers and other finished inductors made by winding ferrite cores with wire, as well as some accessories.

2.	Ceramic Components: Ceramic components are indispensable in automotive electronics and appliances as well as in telecommunications and entertainment electronics. They filter electrical signals, measure physical quantities, such as temperature, and protect electronic circuitry against overvoltage and overcurrent. Our product portfolio in this segment covers surge arresters and switching spark gaps, sensors and sensor systems, thermistors, varistors and a wide range of multilayer ceramic components, including piezo actuators and capacitors. They are used for applications in the mobile communications, automotive, industrial consumer and household electronics markets.

3.	Surface Acoustic Wave (SAW) Components: SAW components, together with integrated radio frequency modules and microwave ceramic components, are key components for modern information and communications technologies. SAW components filter frequencies and have a decisive impact on picture and sound quality in TV and audio equipment as well as in mobile phones. Our subsidiary Crystal Technology, Inc. in Palo Alto, California, is the world market leader in lithium niobate crystals and wafers, which are the raw materials for many SAW components.

We explain the basic functionalities of these different categories of electronic components and modules below under “– The Electronic Components and Modules Industry.” You can find more specific information about the types of products we make and their typical applications below under “– Products.”

The following table shows the total sales from continuing operations by segment in each of the last three fiscal years:

Total sales by segment

	Fiscal year ended September 30,
	2006	2005	2004
	(euro in millions)
Capacitors and inductors	479.4	419.2	431.3
Ceramic components	421.0	361.3	374.3
SAW components	409.0	369.5	449.7

Our production and design facilities are located throughout Europe, the Asian region and the Americas, and our sales network covers about 90 countries worldwide, either directly or through partners such as Siemens and independent agents. The table below shows net sales from continuing operations by region in each of the last three fiscal years:

Total sales by region

	Fiscal year ended September 30,
	2006	2005	2004
	(euro in millions)
Europe	753.5	676.4	728.5
Asia	388.0	325.1	366.1
United States	79.6	64.2	73.5
Other	88.3	84.3	87.2

The European market for electronic components and modules, which is characterized largely by telecommunications and automotive and industrial electronics, experienced moderate growth both in Germany as well as in the other European markets in fiscal year 2004. In fiscal year 2005, however, sales in Europe decreased. EPCOS attributes this mainly to inventory reductions in mobile phones and entertainment electronics products, while business in Germany remained more or less stable due to our strong position in industrial and automotive electronics. In fiscal year 2006, EPCOS’s sales in the European market for electronic components and modules increased again, largely on the basis of increased demand from customers in the automotive and industrial electronics industries.

Production of mass-market consumer goods and electronic data processing equipment has increasingly shifted to the Asian region over the last twenty years, with many European companies transferring production to remain competitive with local producers. Electronic components and modules markets in the Asian region witnessed strong growth rates through 2004. In fiscal year 2005, inventory reductions by manufacturers of mobile phones and entertainment electronics products, many of which are based in or manufacture in Asia, were principal factors contributing to a decline in sales. In fiscal year 2006, EPCOS again experienced strong growth rates in the Asian region resulting from brisker business with manufacturers of mobile phones and entertainment electronics equipment. In the coming years we expect sales to continue to grow in this fast growing market. Consequently, we have expanded our presence in this key growth region.

Following a decline in sales in fiscal year 2005, EPCOS experienced an increase in sales in the North American market in fiscal year 2006. Although this region contributes a relatively small amount to our total sales, our business activities in this region remain very important as many American customers still develop most of their new products and systems in this region.

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

We structure our product offering to meet the needs of the principal industry groups that we serve: telecommunications, automotive, and consumer and industrial electronics. Some of these industries have a strong presence in our European home market and require increasing amounts of the technologically advanced electronic components and modules that form the core of our business. For instance, in industrial electronics, greater use is being made of renewable energy sources, such as wind and solar energy, and demand for electronic components for the associated generators and control systems is rising.

Our customers include equipment manufacturers, as well as other companies that make component modules for equipment manufacturers. To satisfy customers that increasingly seek to reduce the number of their suppliers, our strategy has traditionally been to offer one of the most comprehensive product lines in the industry. However, in recent years we have shifted our focus for certain products to customer- and application-specific solutions and have thus reduced our business with standard components. By streamlining our product portfolios, we are gradually withdrawing from providing unprofitable standard products and increasingly seeking to offer new products, which usually have higher margins. See “Strategy.” By achieving a more balanced portfolio of products by industries, we hope to become less dependent on any particular industry.

EPCOS produces an increasing number of products in cooperation with joint venture partners as part of its strategy to achieve sustainable profitability and strengthen its market position. In January 2006, EPCOS established a joint venture with the Chinese conglomerate Xiamen Xindeco Co., Ltd. to manufacture aluminum electrolytic capacitors, strengthening our position in the Chinese market. The capacitors manufactured by this joint venture will be marketed exclusively via the EPCOS sales organization. In August 2006, we entered into a cooperation agreement with TAIYO YUDEN Co., Ltd., under which we obtain unfinished ceramic capacitors produced by Taiyo Yuden, process them further and sell them under the EPCOS brand. We expect that this cooperation will enable us to offer a more competitive range of ceramic capacitors to customers in the automotive industry. Taiyo Yuden and EPCOS also plan to exchange know-how in specific areas of technology on the basis of licensing agreements.

We sell our products through our own sales network in most of Europe, North America, the Asian region and Brazil. Since October 2000, we have gradually assumed from Siemens sales companies the responsibility for sales of our products in China, Finland, France, India, Japan, Sweden and the United Kingdom. In fiscal years 2002 and 2003, we expanded our sales network in Asia by establishing new EPCOS subsidiaries in China and in Taiwan. In October 2004, we fully assumed the Siemens sales activities in Austria, Czech Republic and Hungary that focus on sales of our products in the South-East European markets. In some countries we continue to use the Siemens group sales network. Sales to Siemens sales companies for resale have declined, from 38.0% of our net sales in fiscal year 2000 to 2.6% in fiscal year 2004, 1.0% in 2005 and 1.0% in 2006. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 10.1% of our net sales in fiscal year 2006, 12.1% in fiscal year 2005 and 9.8% in fiscal year 2004. The impact of Siemens’s sale of the mobile device business is minor.

Sales to Siemens for use in its own products accounted for 13.2% of our net sales in fiscal year 2006, 14.0% in fiscal year 2005 and 13.4% in fiscal year 2004. No other customer accounted for more than 10% of our net sales in fiscal year 2006. Our ten largest customers in fiscal year 2006 were (in alphabetical order) Arrow (U.S.), Bosch (Germany), Flextronics (Singapore), Jabil (U.S.), LG (Korea), Motorola (U.S.), Nokia (Finland), Samsung (Korea), Siemens (Germany) and Sony Ericsson (Sweden). These customers accounted for about 43% of our net sales in fiscal year 2006. For many of our customers, some or even most of our sales are to one or more of their subsidiaries.

The Electronic Components and Modules Industry

The fundamental categories of electronic components include resistors, capacitors, inductors and filters. All of these are devices or combinations of devices that offer resistance to an electric current. The resistance may depend on voltage, as in a varistor, or temperature, as in a thermistor. The resistance of an electronic component may also vary with the frequency of alternating current applied to the device. As the frequency increases, the resistance may go down, as in a capacitor, or it may go up, as in an inductor. In a filter, it is lowest (or highest) around a specified frequency and higher (or lower) for other frequencies.

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

Modules are electronic circuits containing various kinds and quantities of discrete electronic components and, for specific units, also integrated circuits in one surface-mountable package.

Virtually all electrical and electronic equipment contain electronic components or modules of several of these types. As more and more systems, machinery and equipment become even more sophisticated, the need for electronic components and modules is expected to increase. The automobile industry, for example, has steadily increased the amount of electronics used in a vehicle. The growth in mobile telecommunications has also increased consumption of electronic components and modules over the last several years as mobile phones are equipped with an increasing number of applications such as cameras, Bluetooth and navigation functions. In the industrial electronics industry, demand is generally increasing for factory automation and measuring, testing, analyzing, process control and networking of production equipment. The demand for consumer electronics, such as entertainment and household electronics, has also increased due to the sustained trend toward digital products for entertainment appliances and superior convenience offered by household appliances.

Makers of electronic components and modules comprise companies with diverse worldwide operations such as EPCOS and smaller companies that concentrate on a particular geographic region or a particular product family or group. Very few of the other global companies produce a broad range of products covering all or nearly all of the categories mentioned above. Most producers instead focus on a limited range of technologies or component types. Some companies that use electronic components and modules in their applications produce a portion of their own requirements in-house. Competition among electronic components and modules makers is based on many factors, including price, design capabilities, quality and performance, service and ability to satisfy volume requirements on schedule. The most important competitive factor, however, has become total cost of ownership, which means the total cost to the customer of using a particular manufacturer’s products. This concept includes not only the price of the component or module but also the cost and timeliness of delivery, the impact on customers’ design activities and all other factors that affect customers’ costs relating to the use of the component or module. We believe that the range of technologies available to electronic components and modules manufacturers is becoming increasingly important as a competitive factor, as it facilitates the development of new products integrating different technologies, thereby reducing the size and cost for particular modules or subsystems.

Customers for electronic components and modules mainly comprise manufacturers of electronic equipment for a broad variety of industries ranging from telecommunications to automobiles, consumer goods and industrial equipment. Some products are further processed by third parties before being sold to equipment manufacturers. For example, producers of ferrite cores typically sell most of their output to other companies that process them into transformers and other types of inductors.

Increasingly, electronic equipment vendors are outsourcing all or part of their manufacturing activities to electronic manufacturing service (EMS) providers. Since such vendors typically continue to develop their own products, they rather than the EMS providers still determine the specifications for the electronic components and modules these products will contain. The EMS providers then place orders for and receive deliveries of such components and modules. We have adapted our sales and logistic processes to this important trend and intend to take further measures in this regard in future.

Although consumption of electronic components and modules has been increasing over time, the market has experienced periods of decline, reflecting the cyclicality of the markets for all the types of products that use electronic components and modules. As demand begins to decline in a downturn, purchases of electronic components and modules tend to fall rapidly because equipment manufacturers wish to reduce their own inventories of components and modules as their needs decline. On the other hand, as equipment manufacturers perceive increases in demand for their own products, they tend to increase their stocks of electronic components and modules rapidly so as not to risk being caught short as their suppliers come under pressure. This cycle is similar to the semiconductor cycle since a significant portion of the demand for electronic components and modules is for products that are based on or incorporate semiconductors.

Throughout fiscal year 2006, demand for electronic components and modules from all regions and industries remained strong. Pressure on component and module prices eased from quarter to quarter as manufacturing capacity in the components and modules industry was better utilized. In fiscal year 2005, the electronic components and modules industry experienced weak demand, especially in the first half. EPCOS attributes this development in part to customers’ relatively high inventory levels resulting from very strong demand in the first half of 2004. Orders for components and modules dropped sharply as a result, keeping capacity utilization in the electronic components and modules industry below satisfactory levels, which in turn drove prices down, before demand rebounded in the second half of 2005. In 2004, the global economy improved on a broad front from the very weak market in 2002 and 2003, accompanied by a generally positive trend in demand for electronic components and modules from all industries and regions. This led also to a better capacity utilization in our industry.

Most of the fundamental technologies used in the electronic components and modules industry have been available for a long time. The market is nonetheless typified by rapid changes in product designs and technological advances allowing for better performance and/or lower cost. New applications are frequently found for existing technologies, and new technologies occasionally replace existing technologies for some applications or open up new business opportunities in other areas of application. Successful innovation is critical for maintaining profitability in the face of chronic erosion of prices for existing products. Since new generations of electronic equipment demand new and improved electronic components and modules, it is common for components, modules and equipment manufacturers to work together on the design of new equipment. Manufacturers of electronic components and modules offer these services to promote the sale and use of their products.

One of the most important developments in the electronic components industry in the past twenty years has been the shift to surface-mounted devices. This trend has been driven by the semiconductor industry’s dramatic success in reducing chip size while increasing the number of transistors or other devices on a single chip. Their success in miniaturization has put pressure on the electronic components industry to make smaller components, arrays and modules. Increasing automation in electronic equipment manufacturing at the same time has increased demand for sturdier and more easily mountable products. Advances in materials and manufacturing technologies over the last twenty-five years have made it possible to produce sturdier and smaller electronic components that can be mounted rapidly and at high density directly on printed circuit boards using short electrodes in place of fragile wire leads. These features are especially useful in mobile telephones, laptop computers and other applications that place a premium on small size, mass production and low cost. The increasing functionality of these devices may also call for a larger number of electronic components as well as further miniaturization. Therefore, electronic equipment manufacturers are working closely together with electronic components and modules manufacturers to develop integrated electronic devices and system packages that are made up of a multitude of single electronic components or component functions in one surface-mounted device (modules).

Strategy

We are a leading global designer and manufacturer of a broad range of electronic components and modules. Our business objectives are to maintain and enhance our strong position in Europe and to further improve our position in the Americas and especially in the expanding markets of the Asian region. We seek to achieve competitiveness in the global marketplace and sustainable profitability. To achieve these goals we have implemented an integrated strategy incorporating the following main elements:

Further increase profitability by restructuring and relocating manufacturing operations. It is our goal to achieve long-term profitability. Part of this strategy involves streamlining our product portfolio to eliminate loss-makers and relocating manufacturing operations for labor-intensive processes and products to lower-cost countries in Eastern Europe, India, Singapore, Malaysia and China. We are on an ongoing basis evaluating all of our manufacturing operations for cost-savings potential. In fiscal year 2006, we completed the sale of our loss-making tantalum capacitors business, decided to discontinue our UltraCap activities, restructure our plant in Malaga and transfer production of capacitors from Spain and Brazil to China, India and Hungary. In the second quarter of fiscal year 2005, we closed our facility in Bordeaux, France. In our capacitor and inductors segment, the main relocations in the past were from Heidenheim, Germany, to Szombathely, Hungary, and Gravataí, Brazil (aluminum electrolytic capacitors) and from Germany and France to the Czech Republic, India and Hungary (inductors and ferrites). In ceramic components, we are relocating parts of our manufacturing operations from Deutschlandsberg, Austria, to Zhuhai, China and to the Czech Republic. In addition, manufacturing capacity was transferred from Germany to Singapore (SAW components).

Continue to focus on the fastest growing and technologically most sophisticated sectors within the electronic components and modules industry. We intend to build on and further improve our technological competence and traditional strengths in designing and manufacturing electronic components and modules for the automotive, telecommunications, high-end industrial, and consumer electronics industries. We also continuously seek to intensify our customer relationships with electronic manufacturing service (EMS) providers by, for example, offering outstanding logistical services. To gain market share and to take advantage of the further need for miniaturization in the mobile telecommunications industry, we are improving our product offering for SAW components and modules. To capitalize on the trend towards increased use of electronics in the automotive industry, we are increasing the performance of a variety of our capacitors and ceramic components and are offering new solutions, such as for fuel injection and various sensor applications. We are enhancing our product offerings for applications in the evolving markets for digital media and optical communication networks. We intend to continue to identify and exploit opportunities in these and other rapidly growing markets. We explain these products and applications in more detail below under “– Products.”

Develop advanced components, modules and integrated solutions. Our business is characterized by an increasing rate of technological change. New products are increasingly important contributors to our sales volumes. In fiscal year 2006, sales of new products increased by 30%. We believe that the diversity of our product portfolio, the applications and industries we serve, the technologies we master and our intense and ongoing dialogue with customers help us to identify promising development opportunities and to act on them quickly. For example, we offer ceramic technologies that allow us to put increasing numbers of electronic components on and in a single small module, which is known as “integration”. Combined products and integrated solutions are becoming increasingly important to our business. These modules generally tend to be considerably more reliable than the large number of discrete components used in the past and fewer components also mean more efficient production and logistical processes. Our multilayer ceramic technology has enabled us to develop a whole series of new multilayer ceramic components and modules. We have also expanded our production of piezo ceramic components for diesel fuel-injection systems and commenced shipment of piezo actuator for gasoline injection systems. Our product development efforts also include new temperature-sensing systems for automotive applications and new materials for capacitors and ferrites. We intend to continue to focus our research and development efforts on adapting quickly to new technological trends and on improving our position in high growth markets. We describe the products and technologies that we believe have particularly promising market potential in greater detail under “– Research and Development” below.

Strengthen market positions in growth regions and traditional markets. We are especially focused on expansion in sales in the world’s growth regions, particularly China, India and the Southeast Asian region. We have been increasing both the size and the level of professional qualification of our sales force as a means of improving sales growth. In tandem with our customers, we are increasingly globalizing our production by shifting some of our operations to Asia and Eastern Europe. In addition to this relocation process, we have continued our efforts to train our personnel and our subcontractors and to increase our engineering staff and know-how at our lower-cost sites. At the same time, however, we seek to continue to grow in the traditional markets in which we are already well established and occupy strong market positions. Accordingly, we plan to continue our expansion into Eastern Europe.

Strengthen position with joint ventures and strategic partnerships. EPCOS seeks to compete successfully in the global marketplace by producing an increasing number of products in cooperation with other companies. These projects are intended to help EPCOS gain a stronger foothold in Asia and reinforce its position in certain technology sectors. In 2004, we set up a joint venture with the Chinese components manufacturer Jiangsu Baotong Electronic & Technology Co., Ltd. to manufacture SAW filters mainly for use in television sets, strengthening our position in China’s rapidly expanding consumer electronics market. In January 2006, we established a joint venture with the Chinese conglomerate Xiamen Xindeco Co., Ltd. to manufacture aluminum electrolytic capacitors. This joint venture reinforces our presence in the fast growing Chinese market. Capacitors manufactured by this joint venture will be marketed exclusively via the EPCOS sales organization. In August 2006, we entered into a cooperation agreement with TAIYO YUDEN Co., Ltd., under which EPCOS obtains unfinished ceramic capacitors produced by Taiyo Yuden, processes them further and sells them under the EPCOS brand. EPCOS intends to further strengthen its position in Asia by acquiring companies, launching new joint ventures and pursuing new strategic partnerships.

Deliver customer-oriented innovation and service and develop application-specific products. We strive to anticipate our customers’ needs faster than our competition through continuous dialog and close collaboration during all stages of the design and production process. To satisfy the high technical performance requirements of our customers, we focus on innovative products tailored to meet their needs. Most of our sales force consists of qualified engineers, and their understanding of our products and customers’ design needs forms a significant part of our close technical cooperation with our customers. We believe that application-specific products may be more resistant to price erosion than standardized components. By focusing on this higher margin business, we also seek to capitalize on our strengths in innovation and design.

Improve customer satisfaction. Customer satisfaction is an important element in improving our market position and competitiveness. Quality is key to our success, in particular in the growing market for automobile electronics due to the risk of vehicle failure. The automobile industry sets increasingly higher quality standards, which are passed on to suppliers to the industry. In response to this development, in fiscal year 2004, we launched a company-wide quality program which aims to make EPCOS a zero-defect company. In fiscal year 2005 the quality program began to show positive results, and in fiscal year 2006 further progress was made, moving us closer, we believe, to our goal of becoming a zero-defect company.

Accelerate our cost reduction program. Success in our business requires a continuous focus on cost reduction and productivity improvement. In Spring 2001, in response to deteriorating conditions in our industry, we introduced a cost-cutting program. We intensified this program during fiscal years 2002 and 2003 as the world economy and electronic equipment market failed to recover. In fiscal year 2003, we combined all of our cost-cutting activities under the program COMPETE, which also includes a company-wide campaign to deploy the six sigma methodology. In 2004, we completed the implementation of this campaign at all major EPCOS sites worldwide. In addition, we further reduced the number of our employees in countries with relatively high labor costs in the past three fiscal years. To maintain our competitive strength, we continue to optimize our advanced manufacturing processes, intensify our efforts to reduce the cost of materials and to reduce costs by further increasing the efficiency of our production and logistics processes at all our facilities and throughout the supply chain.

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

Products

We offer an extensive line of electronic components and modules, aimed at providing our customers with both standardized and custom products for a wide range of applications across different industries. The following sections describe the main product families for each of our three segments and some of their typical applications. We discuss the major customers and markets for each segment in more detail under “– Customers and Markets” and the key manufacturing locations for each segment under “– Description of Property.”

Capacitors and Inductors

Our capacitors and inductors segment includes three capacitor product families (film capacitors, power capacitors and aluminum electrolytic capacitors) and a broad range of soft ferrite cores for inductors, transformers, other finished inductors and EMC components.

The various capacitor product families are distinguished mainly by how they are manufactured and the material they use as a dielectric, although power capacitors, which use a variety of dielectrics, differ from other families mainly in their applications.

Our inductor products include a broad range of standardized and custom-made soft ferrite cores for inductors, transformers and other finished inductors made by winding ferrite cores with wire (e.g., copper-wire), as well as EMC components. Ferrite is a versatile magnetic material made from iron oxide and other metallic oxides. Ferrite cores concentrate electromagnetic energy and thereby improve efficiency and reduce weight in transformers and other electrical devices using inductors. In contrast to hard ferrites, which are permanent magnets, soft ferrites are magnetic only when exposed to an alternating electric current. EMC components consist of specialized inductors and capacitors or filters combining inductors and capacitors. EMC components are generally used to enhance the performance of electronic equipment, to reduce electromagnetic interference generated by electronic equipment and to protect electronic equipment and electrical circuits from interference.

As part of our efforts to streamline our product portfolio in fiscal year 2006, we sold our tantalum capacitors business to Kemet Corporation, a U.S. manufacturer of capacitors (see above under “– Description of Business”) and decided to discontinue our UltraCaps activities by March 31, 2007. Ultra capacitors (UltraCaps) are storage devices that possess extremely high capacitance values combined with relatively low internal resistances. They have applications in power supplies, automotive electronics, and industrial applications. Our decision to withdraw from these activities was triggered by deteriorating prospects for successful high-volume marketing of these double-layer capacitors. Furthermore, the need for significant additional investment for the development of these products was foreseeable, but no longer economically justifiable.

We believe that we are the world’s largest manufacturer of power electronic capacitors and that we have the largest market share for aluminum electrolytic and film capacitors in Europe. In 2003, we entered into a cooperation agreement with Continental Temic for the development of components for power electronics in future hybrid vehicles. We believe that this cooperation will enable us to attain a good position for the delivery of power capacitors to the automobile industry.

We believe that in terms of technology, we are one of the leading manufacturers of ferrite cores worldwide and, in terms of sales and technology, the leader for EMC components in our European home market. We emphasize high-performance products that make use of our traditional strengths in materials design. Our high-performance products include cores for telecommunications applications.

The following table shows some examples of the industries that use our capacitors, ferrite cores and inductive ferrite components and typical applications for each product family, and are listed in order of their contribution to our fiscal year 2006 net sales.

Product family	Industries	Applications
Aluminum electrolytic capacitors	Industrial electronics	Drives, inverters, uninterruptible power supplies (UPS) and switch-mode power supplies.
	Automotive electronics	Diesel and gasoline injection, electronic power steering, airbag and fan control.
	Consumer electronics	TV, video, audio and white goods.
	Lighting	Energy-saving lamps, electronic ballasts, high intensity discharge (HID) lamps and fluorescent lamps.

Film capacitors	Lighting	Energy saving lamps, electronic ballasts and fluorescent lamps.
	Consumer electronics	Multimedia and switch-mode power supplies.
	Automotive electronics	Motor management systems, EMC protection and high intensity discharge (HID) lamps.
	Industrial electronics	Drives, inverters, uninterruptible power supplies (UPS) and switch-mode power supplies.

Power capacitors	Traction systems	Electric locomotives.
	Electrical power distribution	Power-factor correction.
	Consumer electronics/Home appliances	Air conditioners, washing machines and refrigerators.

EMC components	Automotive electronics	Engine management, airbags and antilock braking systems.
	Industrial and consumer electronics and appliances	Switch-mode power supplies, EMC protection and lighting systems.
	Telecommunications	Base stations and xDSL.

Ferrites	Telecommunications	Advanced digital transmission technologies.
	Industrial electronics	Switch-mode power supplies.
	Lighting equipment	Transformers for electronic ballasts.
	Automotive electronics	Theft protection systems.

Our aluminum electrolytic capacitors have many industrial applications in the power supply and power electronics fields. The substantial majority of our aluminum electrolytic capacitors are designed for use in drives and switch-mode power supplies for the industrial and consumer electronics industries, as well as for other applications in traction systems and lighting. In automotive electronics, aluminum electrolytic capacitors are suitable, among other things, for electronic power steering and fan control. Aluminum electrolytic capacitors use thin foils of very pure aluminum as their positive electrodes. The specific electrode surface area is increased by electrochemical etching. This large surface area, combined with an ultra thin aluminum oxide dielectric, enables us to produce very compact, light-weight and especially reliable capacitors. In January 2006, we started a joint venture with Xiamen Xindeco Co., Ltd. for the manufacture of aluminum electrolytic capacitors in Xiamen, China. EPCOS holds a 60% stake in the joint venture, and we expect that the joint venture will enable us to accelerate our progress in sourcing and improve our competitiveness and market position in the rapidly growing local Chinese market.

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

Our power capacitors are used in electric locomotives and other traction systems that convert electrical power into mechanical energy on a large scale in industrial equipment. Power capacitors are also used to improve the power quality and reduce energy losses and consequently the cost of power distribution (power-factor correction). AC film capacitors are used for home appliances in air conditioners, washing machines and refrigerators, among other things. They are also used in modern high intensity discharge (HID) lamps for street, tunnel, and industrial lighting as well as in fluorescent lamps. We are also developing capacitors for hybrid vehicles.

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

Ceramic components

The main product types of our ceramic components segment are thermistors, multilayer ceramic capacitors, varistors, piezo stacks, switching spark gaps and surge voltage arresters. The first four product families comprise components that make use of the physical properties of ceramics, while our switching spark gaps and surge voltage arresters are mainly made of gas-filled ceramic tubes. Like varistors, when voltage exceeds a safe level they divert power surges away from electronic equipment to protect it from damage.

Our ceramic components segment is one of the global market leaders in the design and production of ceramic electronic devices. We believe that our ceramic components product line is one of the industry’s most comprehensive, and we cover all of the most significant applications for each of our markets, including the mobile communications and automotive, industrial, consumer, and household electronics industries. We believe that in terms of market share we are the leading global manufacturer of thermistors, varistors and gas-filled surge voltage arresters and the sole large scale manufacturer of piezo stacks. We support our customers intensively by designing products to meet their specific needs and aiding them with product applications. We believe that our expertise in mixing our own ceramic powders as well as our in-house powder manufacturing give us an important financial and technical advantage over most of our competitors.

Important developments in the ceramic components segment include the development of Cera Diodes, which protect sensitive electronic components and modules in televisions, DVD players and notebooks against electrostatic charges, thermistors that can control evaporation in systems such as automotive air conditioners, and multilayer varistor arrays for applications requiring miniaturization. Using surge voltage arrester technology, we have developed switching spark gaps for use in high-intensity discharge automobile headlights and high-intensity xenon professional projectors. Our surface-mounted product range includes multilayer ceramic capacitors, thermistors and varistors. We are especially strong in energy varistors, which are used to protect power lines from lightning.

The following table shows some examples of the industries that use our ceramic components and surge voltage arresters and typical applications for each type of product:

Product family	Industries	Applications
Piezo stacks	Automotive electronics	Fuel injection systems.

Surge voltage arresters	Automotive electronics	High intensity headlights.

Thermistors	Automotive electronics Home appliances	Heating systems, Sensors.

Varistors	Automotive electronics Telecommunications Power transmission	Airbags and engine control units. Telephone line protection. Lightning protection.

Multilayer ceramic capacitors	Automotive electronics Telecommunications	Engine management. Mobile telephones: decoupling and EMI protection.

Switching spark gaps	Automotive electronics Telecommunications Industrial electronics	High intensity discharge (HID) lamps. Telephone exchanges. Surge protection.

Our piezo stacks belong to the family of multilayer ceramic components. If a voltage is applied to a piezoelectric crystal, its dimensions change. Piezo stacks boost the efficiency of modern common rail diesel injection systems. They are currently mainly used in injection systems made by Siemens AG – Siemens VDO Automotive and Bosch in Germany. We believe that they may become an industry standard within a relatively short period of time. Advantages are improved combustion of fuel, higher efficiency and 15% lower fuel consumption, substantially reduced exhaust emission and reduced noise emission. It is anticipated that the number of units to be supplied will increase significantly through 2008. We started production of piezo actuators for Bosch gasoline injection systems in 2004, and for Siemens gasoline injection systems in fiscal year 2006.

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

Our thermistors include ceramic temperature sensors, heating elements, overload protectors and switching elements. Ceramic temperature sensors are known as NTCs, which stands for negative temperature coefficient, since their resistance decreases as temperature increases. The decrease of the resistance of the NTC ceramic material results from the increasing number of conductive electrons correlating to the temperature. PTC stands for positive temperature coefficient, since the relationship is the opposite to NTCs. For PTCs, with increasing temperature, the resistivity is rising. Thermistors are used for measuring and controlling temperature in automobile engines and home appliances, to restrict temperature variations in sensitive electronic equipment and to demagnetize color television picture tubes to maintain picture quality. Moreover, PTC thermistors are widely used as resettable fuses and as motor start PTCs in compressor motors. Many thermistors are custom-designed and application-specific.

Our multilayer ceramic capacitors, or MLCCs, are high-volume, high-quality commodity products that are manufactured mainly as surface-mounted devices for applications requiring small size, low cost and durability. For example, MLCCs are used in mobile communications and consumer electronics applications requiring miniaturization. In automotive electronics, however, MLCCs are suitable for high-temperature applications near the engine or transmission. Our customers also use them in large numbers to protect semiconductors and to filter signals for processing by semiconductors. Multilayer technology may be used to create new innovative and potentially successful products such as multilayer ceramic modules called Low Temperature Co-fired Ceramics (LTCC) and piezo stacks. In fiscal year 2005, we realigned our product portfolio of multilayer ceramic capacitors and are gradually withdrawing from more unprofitable standard products. We are now focusing instead on automotive electronics and on our home region in Europe. In fiscal year

2006, we entered into a cooperation agreement with Taiyo Yuden, a Japanese company that is the world’s third-largest manufacturer of these products and one of the innovation leaders in the field. We expect that this cooperation will enable us to expand our portfolio of ceramic capacitors, especially for automotive applications.

Our varistors are used mainly to protect electronic devices and infrastructure as well as electronic circuits against power surges or electrostatic discharge. Lightning, uneven power transmission or the startup of heavy equipment can cause damaging power surges. Electrostatic discharge is the sudden discharge of static electricity, and can cause damage to all kinds of electronic circuits.

Switching spark gaps are powerful switches which can transmit energy stored in capacitors with low losses. They can be used in all applications where a high voltage impulse needs to be generated, mostly for high intensity discharge (HID) lamps in automotive applications and overhead projectors.

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

BAW resonators use acoustic waves that propagate between the top and bottom surfaces of a thin-film piezoelectric structure and then traverse the entire thickness of the piezoelectric bulk. The waves are excited by metal electrodes attached to both sides of the piezoelectric layer. BAW filters and duplexers are based on thin-film deposition technologies. We utilize SMR-technology (Solidly Mounted Resonator), a layer stacking concept which is similar to the Bragg reflector technique used in optics, as this allows us to use standard thin-film technology from semiconductor fabrication. The carrier substrate for BAW devices is silicon wafers of high ohmic resistance and a protective passivation layer of dielectric material covers the top surface of the resonator.

BAW technology combines the benefits of SAW and microwave ceramic filters and duplexers, offering more performance in less space. BAW filters have lower electrical losses in the passband (the portion of the spectrum that is transmitted with minimum relative loss by a filter) than SAW filters, with values comparable to those of larger microwave ceramic filters. However, BAW filters have a degree of miniaturization similar to that of SAW filters, significantly smaller than microwave ceramic filters. BAW filters also have a substantially higher power compatibility than in SAW filters and have extremely steep slopes.

To support our customers’ efforts toward further miniaturization and functional integration, we have developed devices with multiple filter functions in a single package, such as dual-band and triple-band filters and duplexers. Duplexers are combinations of filters that enable mobile phones to transmit and receive simultaneously without a switch. The SAW components segment also produces modules for application in mobile telephones that integrate switches, radio frequency filters and electronic components on multilayer ceramic modules called Low Temperature Co-fired Ceramics (LTCC), which are manufactured in-house by our ceramic components segment. Furthermore, radio frequency modules are developed and produced for the use in various applications ranging from mobile communications applications to wireless LAN modules for notebooks.

EPCOS is the world market leader in the design and production of SAW devices. We believe that we design and manufacture the broadest product range of any company manufacturing SAW devices and that our products cover most price and performance levels for nearly all existing applications. We pioneered the widespread application of SAW technology in consumer electronics. We have generated an increasingly significant portion of our net sales by entering new markets for our products, including keyless automobile locks and alarm systems in 1990, mobile telephones in 1992, mobile communications base stations in 1996 and wireless tire pressure monitoring systems in 2001. In the last three fiscal years, we have focused on combining our integrated electronic circuits with our SAW technology to provide complete solutions, such as ESD/EMI front-end modules for the use ranging from mobile communications applications to wireless LAN modules for notebooks. Future applications are expected to include multimedia and mobile communications applications such as mobile phones, digital cameras, MP3 players and gaming consoles. Our competitive strength in the area of fast design and our reputation for consistently high technical performance have enabled us to become the market leader in several of the applications for which we manufacture SAW devices. With our production and design facilities in Munich (Germany), Singapore, Deutschlandsberg (Austria), and Wuxi (China) we are able to work closely with our customers to quickly design products to their specifications and produce them in locations close to our customers and at lower cost. This allows us to customize products and to deliver them more quickly than many of our competitors.

In July 2004, we set up a joint venture with the Chinese components manufacturer Jiangsu Baotong Electronic & Technology Co., Ltd. to manufacture SAW filters mainly for use in television sets. This joint venture strengthens our position in China’s rapidly expanding consumer electronics market. In addition, this cooperation will enable us to take greater advantage of the significant growth potential of local Chinese consumer electronics manufacturers.

The following table shows some examples of the principal industries and applications that use our SAW components:

Industries	Applications
Telecommunications	Mobile telephones and base stations for cellular networks, cordless telephones and wireless LAN applications.
Consumer electronics	Television sets, video and digital video disk recorders, digital set-top boxes and tuners.
Automotive electronics	Keyless entry devices and tire pressure monitoring systems.

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

Sales and Marketing

We sell our products through our own sales network in Austria, Czech Republic, Germany, Hungary, Scandinavia, the United Kingdom, France, Turkey, North America, the ASEAN (Southeast Asian) region, Japan, India, China, Taiwan and Brazil. In other countries in Europe and around the world (e.g., Belgium, Italy, Spain, Poland, the states of the former Soviet Union, and Egypt), we use the Siemens group sales network. The portion of our sales handled by Siemens sales companies has, however, been decreasing in recent years. Sales to Siemens sales companies for resale accounted for 1.0% of our net sales in fiscal year 2006. In addition, sales made directly to third-party customers but through the agency of Siemens sales agents accounted for 10.1% of our net sales in fiscal year 2006. The majority of Siemens sales personnel responsible for selling our products are dedicated exclusively to this activity.

The majority of our sales force are qualified engineers and have the expertise to understand both our products and processes and those of our customers. Typically, a substantial portion of their compensation is performance-based. We also sell our products to smaller customers and in regions where business volume is limited through independent distributors, agents and representatives. Sales through distributors represent less than 15% of our net sales. Each of our segments has its own marketing organization, which is responsible for pricing and strategy and identification of trends and innovations. Our headquarters in Munich coordinates our worldwide sales operations, and we provide key account coordination for multinational customers.

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

Our worldwide sales and marketing network enables our customers to save time and money by consolidating their electronic components and modules purchases. Using a single sales network for all our products helps us to identify cross-selling opportunities and develop close customer relationships that help us stay informed of customers’ needs and design products to their specifications. We believe that our reputation for quality service and technical support are important factors for our customers in selecting our products.

For additional information on our segments and the sales allocable to them, see Note 24 to the Consolidated Financial Statements.

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

Our ten largest customers accounted for about 43% of our net sales in fiscal year 2006. Purchases by the Siemens group for use in its own products accounted for 13.2% of our net sales for fiscal year 2006. As noted above under “Sales and Marketing,” sales to Siemens sales companies for resale accounted for an additional 1.0% of our net sales in fiscal year 2006. In addition, sales made directly to third-party customers but through Siemens sales agents accounted for 10.1% of our net sales in fiscal year 2006. No other customer accounted for more than 10% of our net sales in fiscal year 2006. The following table shows the most significant customers for each segment. However, they may vary considerably from product family to product family within the segments.

Segment	Principal customers (in alphabetical order)
Capacitors and inductors	Arrow (U.S.), Bosch (Germany), Ericsson (Sweden), Hella (Germany), Nokia (Finland), Osram (Germany), Philips (Netherlands), Pulse (U.S.), Siemens (Germany), Toshiba (Japan) and Valeo (France).
Ceramic components	Arrow (U.S.), Behr (Germany), Bosch (Germany), David & Baader (Germany), Delphi (U.S.), Nokia (Finland), Siemens (Germany) and Valeo (France).
SAW components	Elcoteq (Finland), Ericsson (Sweden), Flextronics (Singapore), LG (Korea), Motorola (U.S.), Murata (Japan), Nokia (Finland), Philips (Netherlands), Samsung (Korea), Sony (Japan) and Vestel (Turkey).

Capacitors and inductors. With regard to our aluminum electrolytic capacitors business, we have our highest market shares in Europe, where industrial electronics markets have traditionally been strong. Our sales of EMC components are also strongest in Europe, due to the traditional strength of the European automotive electronics market. We expect much of our future growth in the business to come from automotive electronics applications.

Finished products incorporating our ferrite cores are used predominantly in the telecommunications and industrial electronics industries. While our ferrite core market shares vary by region and product family, we are strongest in Europe. To expand our ferrite core market share in Asia, we are increasing our production at our facilities in India and China.

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

Competition

We face intense competition in our markets from many companies based throughout the world, most specializing in certain technologies, regions or product lines and applications. Competition is particularly dispersed for ceramic components, which encompasses a wide variety of product families and applications. Very few of our competitors are global in scope or offer as broad a line of electronic components and modules as we do. We are one of the few companies in the industry to offer one-stop shopping opportunities. Our current and potential competitors also include some customers who use our components in the manufacture of their products and who have or may develop the ability to produce electronic components internally.

While the weighting of the relevant factors affecting competition varies by product family and application, we believe that competition in our markets is driven primarily by the ability to design and deliver a broad range of price-competitive, high quality, innovative, high-performance products in sufficient quantities and in a timely manner. Other factors affecting competition include the quality of customer service and technical support and the ability to design products rapidly to customer specifications. Innovation in product design is an important competitive factor in most of our product families. Film and multilayer ceramic capacitors and products in some of our other product families tend to be more standardized, making cost and speed of delivery the most significant competitive factors. As for the remaining standard products in our portfolio after the sale of the tantalum business,

EPCOS intends to focus more on specific markets and application-specific products, for example, for automotive electronics customers. Since many of our competitors are based in Japan, the United States and Asia (especially China), the value of the Japanese yen and of the U.S. dollar versus the euro has a significant impact on our competitiveness. In this context, the persistent weakness of the U.S. dollar plays an important role since the market for electronic components and modules is essentially dollar-based around the world, even within the euro zone. This factor has had a negative impact on market prices. In fiscal year 2006, the devaluation of the U.S. dollar and the Japanese yen against the euro continued to give our Japanese and U.S. competitors cost and competitive advantages and resulted in increased price pressure for us.

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

The intense competition of Asian (in particular, Chinese) manufacturers offering aggressive pricing in our European home-market continued in 2006. Some of these manufacturers offered their products at extremely low cost causing a drastic price erosion. This trend may continue in the coming years.

Our principal competitors vary by segment, by product family and application within the segments. The following table shows our key competitors for each segment.

Segment	Competitors (in alphabetical order)
Capacitors and inductors	Arcotronics (Italy), AVX (U.S.), Ferroxcube (Netherlands), Nichicon (Japan), Panasonic (Japan), Pulse (U.S.), Rubycon (Japan), Schaffner (Switzerland), Taiyo Yuden (Japan), TDK (Japan) and Vishay (U.S.).
Ceramic components	AVX (U.S.), Murata (Japan), Panasonic (Japan), Shibaura (Japan), Taiyo Yuden (Japan) and TDK (Japan).
SAW components	Fujitsu (Japan), Murata (Japan), Panasonic (Japan) and Sawtek (U.S.).

Research and Development

We believe that innovation is the foundation for our company’s success. Our customers will, we believe, continue to demand improved product performance, products designed to their specifications, and lower product costs. We believe that our success depends on our ability to successfully meet those demands and to identify new markets and applications and to implement the necessary technologies and processes quickly. Our research and development departments cooperate closely with many renowned research institutions and universities around the world.

Our research and development efforts are based on the following principles:

•	close cooperation with customers that are the technological leaders in their own field;

•	focus on specific applications for sophisticated key markets with high growth potential; and

•	development of new technologies for new business areas.

In fiscal year 2006, research and development expenditures with respect to our continuing operations amounted to €71.2 million. This level of expenditure reflects our commitment to new innovative projects such as piezo stacks, various modules and systems. At 5.4% of net sales, research and development expenditures remained close to our long-term average between 4% and 5%. With this, we believe that we continue to spend more for research and development in terms of percentage of net sales than the average in our industry segment. In addition to our own research and development efforts, we work closely together with the research and development facilities of our former parent companies Siemens and Matsushita, as well as with research institutions and universities around the world. We stepped up our research and development partnership with Matsushita in June 2004, when our cooperation agreements with Matsushita were renewed. In 2005, we extended our cooperation agreement on our research and development partnership with Matsushita regarding SAW components.

We endeavor to align our research and development efforts to the specific needs of our customers and to take into consideration the current trends towards miniaturization, integration, increased complexity and the use of components at increasingly higher temperatures and frequencies. We continue to focus our research and development efforts on reduction of costs, miniaturization and increased performance of our products, as well as on more efficient manufacturing techniques and high performance raw materials with reduced environmental impact. In fiscal year 2006, we continued to concentrate on the following research and development areas:

•

Our piezo-ceramic technology was developed for stacks applicable in high-speed injection valves for diesel and gasoline engines; we have further improved and adapted the technology to the needs of new customers and applications and have ramped up mass production of new types and designs.

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

•

Mobile phones and portable entertainment electronics products use increasing amounts of electronic components and modules. The resulting applications boast ever greater functionality but still remain as small as ever. However, as electronic components and modules become ever more densely packed on the printed circuit board, greater protection is needed against electromagnetic interference and electrostatic discharge. We have developed new products that combine a variety of individual components. Our CeraDiodes and ESD/EMI modules – both of which were developed on the basis of multilayer ceramic capacitors and varistors – are much smaller than conventional solutions. CeraDiodes can also replace the more expensive semiconductor solutions used to date.

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

The European Union’s directive on the restriction of the use of certain hazardous substances (RoHS) in electrical and electronic equipment, which became effective on July 1, 2006, bans lead in electronic products for RoHS applications. We provide more information on the directive under Item 8. “Financial Information – Legal Proceedings – Environment.” With a few exceptions, all of our products are being offered as lead-free terminations and in a form suitable for lead-free soldering processes. For certain lines of our electronic components and modules, we still have to use lead-based materials in the production, depending on market demand.

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

Capacitors and inductors. Our main raw materials for capacitors and inductors are aluminum foil, plastic films, copper wire, aluminum casings and ferrite cores. Ferrite cores consist mainly of high-purity iron oxide, standard iron oxide, manganese oxide and zinc oxide. In fiscal year 2006, we experienced steep increases in the price of some raw materials such as aluminum foil and copper wire. In order to improve our cost structure and to secure the volumes needed, we have developed alternative sources for raw materials. Currently, we purchase our raw materials for ferrite cores from European and Asian suppliers depending on the price and quality offered. We have successfully achieved price reductions for iron oxide, while increasing demand for manganese oxide worldwide, especially from the steel industry, has led to price increases.

Ceramic components. Our ceramic powder manufacturing facility has helped us to counter continuous price erosion as benchmarking has demonstrated its cost effectiveness. The focus is now shifting towards the introduction of more advanced materials allowing the implementation of miniaturized products.

SAW components. We use mainly two types of raw materials in manufacturing SAW components, wafers (made of lithium niobate, lithium tantalate or quartz crystals) and ceramic materials (used for packaging). We also use plastics and metals for mounting and packaging. Prices for ceramics have steadily decreased during the last four years. Our Palo Alto, California, subsidiary Crystal Technology, Inc. manufactures our entire supply of lithium niobate crystals for SAW devices and also sells a portion of its output to third parties. We believe that our Palo Alto site is the technological leader for the manufacture of lithium niobate crystals.

Intellectual Property

The development and production of electronic components and modules requires innovation in product design and the use of advanced technologies in production. Our success depends in large part on our ability to obtain patents, to maintain trade secret protection and to operate our business without infringing on the intellectual property rights of other parties. As of September 30, 2006, our portfolio contained approximately 1560 patents and patent applications, comprising about 650 patent families. In the course of fiscal year 2006, we again improved the quality of our portfolio by adding 300 new patents and patent applications while about 390 older patents and patent applications with low levels of relevance for our current and future business were dropped, expired or sold (about 100 patents were sold with the tantalum business). In addition to our own portfolio, we also hold licenses to use product designs and production processes developed or patented by third parties.

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

Description of Property

Our facilities consist of manufacturing plants, research and design centers, sales offices and other properties throughout the world. We generally locate our manufacturing facilities to serve our principal markets and to provide accessibility to labor resources. The following table provides key information about corporate headquarters and our manufacturing facilities as of September 30, 2006:

Location	Area	Owned or leased	Principal activities
Germany
Munich	40,898 m²	Leased	Headquarters, SAW components
Heidenheim	54,455 m²	Owned/Leased	Film capacitors, EMC components
Berlin	3,033 m²	Leased	Surge voltage arresters
Berlin (Herrmann)	2,274 m²	Leased	Ceramic components

Other Europe
Deutschlandsberg, Austria	67,789 m²	Owned/Leased	Ceramic components, SAW components
Málaga, Spain	11,296 m²	Owned	Film capacitors
Szombathely, Hungary	34,282 m²	Owned/Leased	EMC components, Aluminum electrolytic capacitors
Sumperk, Czech Republic	42,544 m²	Owned/Leased	Ferrites, Ceramic components

Asia
Singapore	16,451 m²	Leased	SAW components
Malaysia	8,540 m²	Leased	Surge voltage arresters
Kalyani, India	36,263 m²	Owned	Ferrites
Nashik, India	15,604 m²	Owned/Leased	Film capacitors
Wuxi, China	8,773 m²	Leased	SAW components
Zhuhai, China	40,852 m²	Owned/Leased	Ceramic components, Film capacitors, Inductors
Xiaogan, China	3,856 m²	Owned/Leased	Surge voltage arresters
Xiamen, China	2,500 m²	Leased	Aluminum electrolytic capacitors

Americas
Gravataí, Brazil	43,293 m²	Owned/Leased	Film and aluminum electrolytic capacitors
Palo Alto, CA, USA	5,335 m²	Owned/Leased	Lithium niobate for SAW Components

We lease a number of properties from Siemens subsidiaries, including our corporate headquarters building in Munich and the Berlin surge voltage arrester facility. We lease our Singapore facility from a regional authority. One of our Chinese subsidiaries leases the Xiaogan facility from our Chinese joint venture partner Hanguang Electron Device Factory and another of our Chinese subsidiaries leases office and production space from our joint venture partner Jiangsu Baotong Electronic & Technology Co., Ltd.

In addition to manufacturing products at our own facilities, we also subcontract some fine tuning, attachment of leads, coating, packaging, testing and other back-end finishing processes to manufacturers in China, Croatia, Hungary, India, Indonesia, Malaysia and Nepal. We subcontracted the manual winding and soldering of inductors for EMC components to manufacturers in China and Nepal. Taking into account our planned measures to relocate certain production activities, we believe that our facilities will meet our foreseeable design and production needs. Our manufacturing capacity has historically been sufficient to meet our needs. We also own or in some cases lease technologically sophisticated design and manufacturing equipment, materials handling and data processing equipment, warehouses and vehicles. We lease office space in Munich for our headquarters and other administrative and sales staff from a Siemens subsidiary. We describe the terms of our leases with Siemens companies under Item 10. “Additional Information – Material Contracts – Agreements with Siemens.”

Organizational Structure

Our principal subsidiaries and associated companies are listed in the table below. The most significant subsidiaries are in Deutschlandsberg, Austria, and in Singapore. The following table provides key information about our principal subsidiaries and associated companies as of, and for the fiscal year ended, September 30, 2006:

	Equity	Earnings	% Equity interest
	(euro in millions)
Germany
Ernst Herrmann Ingenieur AG & Co. KG, Berlin	4.428	2.628	100

Other Europe
EPCOS oHG, Deutschlandsberg, Austria	51.149	(30.254)	100
EPCOS Electronic Components S.A., Málaga, Spain	2.220	(6.264)	100
EPCOS s.r.o., Sumperk, Czech Republic	8.428	(0.125)	100
EPCOS SAS, Saint Denis, France	0.491	(0.662)	100
EPCOS Elektronikai Alkatrész Kft., Szombathely, Hungary	30.973	13.405	100
EPCOS UK Ltd., Bracknell, United Kingdom	1.877	0.108	100
EPCOS Nordic AB, Kista, Sweden	0.784	0.480	100
EPCOS Nordic OY, Espoo (Helsinki), Finland	0.400	0.243	100
EPCOS Finance B.V., Amsterdam, Netherlands	2.271	0.117	100
EPCOS 2 Portugal LDA, Évora, Portugal	0.305	0.300	100

Asia
EPCOS PTE LTD, Singapore	133.600	48.839	100
EPCOS (China) Investment Ltd., Shanghai, China	47.172	3.350	100
EPCOS India Private Ltd., Nashik, India	4.356	2.785	100
EPCOS (Zhuhai FTZ) Co., Ltd., Zhuhai, China	17.129	8.955	100
EPCOS Technology (Wuxi) Co., Ltd., Wuxi, China	30.062	16.373	100
EPCOS (Xiaogan) Co., Ltd., Xiaogan, China	3.514	1.439	76
EPCOS KK, Yokohama, Japan	1.703	0.181	100
EPCOS (Zhuhai) Co., Ltd., Zhuhai, China	2.066	(1.887)	100
EPCOS SDN. BHD., Johore Bahru, Malaysia	20.100	10.688	100
EPCOS (Shanghai), Ltd., Shanghai, China	0.392	(0.266)	100
EPCOS Limited, Hong Kong, China	3.909	0.444	100
Baoke Electronic (Wuxi) Co., Ltd., Wuxi, China	2.618	0.160	53.60

Americas
EPCOS do Brasil Ltda., Gravataí, Brazil	35.458	(6.511)	100
EPCOS Inc., Iselin, New Jersey, U.S.	13.523	(0.494)	100
Crystal Technology, Inc., Palo Alto, California, U.S.	14.199	2.503	100

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

Overview

Exceptional growth in the year 2000 was followed by several years of difficult conditions in the electronic components and modules markets due to a prolonged downturn in the global economy. After a slow recovery in the first half of fiscal year 2004, the market for electronic components and modules slowed down again in the second half of fiscal year 2004 and the first half of fiscal year 2005, burdened by inventory adjustments among our customers as a result of the recovery in the first half of fiscal year 2004. Because weak demand lasted unexpectedly long, we, along with other electronic components and modules manufacturers, were not able to utilize production capacity as planned. This led to ongoing price erosion that was intensified by the unfavorable dollar/euro exchange rate. In the second half of fiscal year 2005, demand for electronic components and modules stabilized somewhat as the global economy began to recover. A more favorable business climate supported our business development in fiscal year 2006, as demand for electronic components and modules was good from all regions and industries served. As manufacturing capacity utilization in the components and modules industry improved, price pressure for components and modules eased from quarter to quarter.

In general, the electronic components and modules market is subject to price erosion. In our segments, we strive to compensate for the adverse impact of falling unit prices on our net sales through higher sales volumes as a result of market growth and our efforts to improve our market share. In recent years, we have also been able to reduce the impact of lower unit prices for existing products on our profit margins through productivity improvements, the introduction of many new products and cost reductions. Once they are fully ramped up, new products designed to customer specifications are typically more profitable for us on a per-unit basis than older products and commodity-type products. We have also increased our production capacity in countries where labor costs are lower and have more systematically exploited our purchasing power to obtain better terms from our suppliers through global coordination of our materials procurement. To reduce our manufacturing costs further and to increase our flexibility to react to market cycles, we subcontract selected manufacturing processes to other manufacturers.

In fiscal year 2006, as demand for electronic components and modules remained strong, we were able to post an increase in net sales. The growing share of sales accounted for by new products likewise had a positive impact. The significantly higher sales volume and further cost savings led to an improvement in earnings despite one-time charges incurred for the discontinuation of the UltraCap activities.

Responding to the dramatic changes in the electronic components and modules market and the economic climate over the past years, we continue to focus on the fastest-growing and technologically most demanding markets, customer orientation, innovation, and, more than ever before, rigorous cost management. Our cost management efforts include cost-cutting programs, such as our purchasing offensive in conjunction with streamlining processes and procedures throughout the Company, as well as a restructuring involving the relocation of production facilities to low-cost countries.

With effect from October 1, 2005, the business segments “Capacitors” and “Inductors and Ferrites” were combined to a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the tantalum capacitor business, which had been part of the operating segment “Capacitors”. Previously reported figures have been restated for comparative purposes to reflect the change in the segmentation.

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

Restructuring charges. In fiscal years 2006, 2005 and 2004, we recorded restructuring charges for the continuing operations in the amount of €4.7 million, €6.2 million and €4.4 million, respectively, in connection with our reduction of staff levels, disposal of equipment and acceleration of the transfer of production to countries with lower labor costs. Total restructuring costs as they relate to our business segments were as follows:

	Fiscal year ended September 30,
	2006	2005	2004
	(euro in millions)
Capacitors and inductors	6.6	6.1	1.0
Ceramic components	0.8	1.1	(0.1)
SAW components	(2.7)	(1.0)	3.5

Total restructuring costs	4.7	6.2	4.4

The net restructuring costs for the continuing operations of €4.7 million for fiscal year 2006 included gross restructuring costs of €7.4 million, of which personnel costs accounted for €4.0 million. This gross figure was partly offset by €2.7 million of reversals, which resulted from a revision of previous year’s estimates. Total net restructuring costs include restructuring costs of €5.5 million for the discontinuation of our UltraCap activities. This amount consisted of €2.9 million in connection with the reduction of staff levels and €2.6 million of write-offs which were recorded due to production equipment no longer needed. For information on the restructuring costs relating to our discontinued operations, see “– Results of Operations – Discontinued operations.”

The net restructuring costs of €6.2 million for fiscal year 2005 included gross restructuring costs of €7.2 million, of which personnel costs accounted for €6.4 million. This gross figure was partly offset by €1.0 million of reversals, which resulted from a revision of previous years’ estimates.

The net restructuring costs of €4.4 million for fiscal year 2004 included gross restructuring costs of €5.7 million, of which personnel costs accounted for €2.1 million. This gross figure was partly offset by €1.3 million of reversals, including previously charged restructuring costs in the amount of €0.9 million for the capacitors and inductors segment and €0.1 million for the ceramic components segment. These reversals resulted from a revision of the previous year’s estimate.

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

Related parties. Historically, we have made sales to Siemens AG and its subsidiaries for their own internal usage and have relied on Siemens regional sales representation for resale to other customers. Total sales to the Siemens group as a related party for both internal usage and resale to other customers represented 6.3% of our net sales in fiscal year 2006 (until March 29, 2006), 15.0% in fiscal year 2005 and 16.0% in fiscal year 2004. Of our total consolidated sales, 6.0% of our net sales in fiscal year 2006 (until March 29, 2006), 14.0% in fiscal year 2005 and 13.4% in fiscal year 2004 were sales directly to Siemens for internal usage. In addition, sales made directly to third-party customers but through Siemens sales agents accounted for 4.8% of our net sales in fiscal year 2006 (until March 29, 2006), 12.1% in fiscal year 2005 and 9.8% in fiscal year 2004. These lower 2006 rates reflect the fact that sales through Siemens are only designated as related party transactions for the period up to its sale of the EPCOS shares on March 29, 2006. The portion of our net sales to the Siemens group for resale to other customers has declined to 0.3% in fiscal year 2006 (until March 29, 2006) since our initial public offering in October 1999, mainly because we no longer use the Siemens sales network for resale to other customers in Germany and as a result of switching our sales activities from Siemens sales companies in Austria, China, Czech Republic, Finland, France, Hungary, India, Japan, Sweden and the United Kingdom to our own sales companies. We expect, however, that a significant portion of our net sales will continue to be to the Siemens group for their internal usage.

In connection with our initial public offering, Siemens, Matsushita and EPCOS AG entered into agreements providing for the separation of our business from Siemens and Matsushita, including agency and distributorship agreements, lease agreements and research and development agreements with Siemens and cross license and other technology agreements with Matsushita. In June 2004, we extended our technical cooperation with Matsushita (see Item 10. “Additional Information — Material Contracts”) and in January 2006 we acquired the right to sublease the know-how pertaining to tantalum capacitors to Kemet Corporation and its subsidiaries in exchange for certain lump-sump payments (see Note 12 to the financial statements). Before the reorganization of the group, the Siemens group also provided us with a variety of services and functions including professional and administrative assistance such as legal advice, administration of intellectual property, treasury and cash management, human resources management, data processing and purchasing and logistics planning. The Siemens group provided us with some of these services at cost and charged us a management fee to cover the other services. We have replaced some of these services and functions with services from third parties or by establishing these functions internally. The Siemens group continues to provide us with some of these services under new contracts. The overall cost to us of these services and functions that Siemens used to provide has not increased to any significant extent as a result of our separation from the Siemens group. Neither the sales and distribution agreements with Siemens nor with Matsushita were materially affected by the sales of Siemens and Matsushita of their entire stakes in EPCOS in 2006.

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

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our accounting policies requiring significant management judgment are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements. We have identified the following as our accounting policies requiring significant management judgment:

•	valuation of inventories;

•	estimating the accruals for product warranties;

•	valuation of pension obligations;

•	accounting for income taxes;

•	valuation of long-lived and intangible assets (excluding goodwill); and

•	valuation of goodwill.

Valuation of inventories

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

Our inventories are valued at the lower of cost or market. We apply various assumptions, estimates and methods to address this subjective and complex topic to arrive at the net inventory amount. As part of these procedures, which collectively comprise a critical accounting policy, we first examine the inventory items that may have some form of obsolescence due to non-conformance with industry and customer standards as identified by our quality assurance departments. Second, we consider market prices of raw materials and finished goods in view of competitive situations in the marketplace driving the outlook for the future price levels of our products. Third, the inventory is compared to an assessment of product history and forecasted demand. Finally, we compare the result of this methodology against the prospects for the consumption of the inventory and the appropriateness of the resulting inventory levels. As of September 30, 2006, we had inventory balances of €213.8 million, net of write-downs of €25.9 million, resulting from the application of this policy.

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

Assumptions are required both for determining the likelihood of unfavorable outcomes of warranty disputes and the cost incurred when replacing defective products and compensating our customers for damages caused by our products. First, we collect all information available regarding potential warranty claims. Second, we evaluate the probability of the Company being required to replace products or make payments. Third, we estimate the cost of products to be replaced and the amount of payments to be made based on information from our sales and technical departments as well as inhouse and outside counsel. We have recorded warranty accruals of €10.5 million at September 30, 2006. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish additional accruals for product warranties which could materially impact our financial position and results of operations.

Valuation of pension obligations

The valuation of our pension plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. The major part of our pension accruals are not funded, and we had a net unfunded status of our pension plans in the amount of €192.3 million on September 30, 2006. Accordingly, changes in assumptions for future investment returns do not have a material impact on our pension expenses and related funding requirements.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of €66.2 million on gross deferred tax assets of €210.3 million (net deferred tax assets: €69.2 million) as of September 30, 2006. €110.3 million of these gross deferred tax assets related to our net operating loss and tax credit carryforwards. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. We also consider expiration dates and other restrictions regarding the utilization of net operating loss carryforwards. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of long-lived and intangible assets (excluding goodwill)

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

In the capacitors and inductors segment, we recorded an impairment of fixed assets in the amount of €2.8 million and an impairment of intangible assets in the amount of €0.6 million in fiscal year 2006. In fiscal year 2005, we also recorded an impairment of €46.5 million in this segment (effective only for the discontinued operations) relating to property, plant and equipment at the locations in Évora, Portugal, as well as in Munich and Heidenheim, Germany. The main triggering event was a market valuation made in connection with the planned disposal of the tantalum business that showed a market value of the applicable assets that was smaller than the net book value of those assets. Additionally, an impairment of fixed assets in the amount of €0.1 million arose in this segment in fiscal year 2005 and in the amount of €0.9 million in fiscal year 2004. In the SAW components segment, we recorded impairment charges of €2.7 million in fiscal year 2004, which related to production equipment no longer needed in that segment. No impairments were recorded in this segment in fiscal years 2005 and 2006.

The accuracy of our recoverability assessment and the measurement of fair value is based on our ability to accurately predict certain key variables such as sales volumes, prices, raw material costs and other economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. The assumptions and conditions reflect our best assumptions and estimates, but these items involve inherent uncertainties which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods. In our opinion, the identifiable intangible assets and long-lived assets are appropriately valued as of September 30, 2006.

Valuation of goodwill

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At September 30, 2006, we had no other intangible assets with indefinite lives.

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

The results of our goodwill impairment tests did not indicate any impairment in 2004 and 2006. In fiscal year 2005, we have recorded an impairment charge of €11.8 million relating to our ferrites unit resulting from a significant adverse change of expected ferrite core sales volumes, combined with higher than originally estimated expenses associated with the final closure of the ferrite manufacturing facility in Bordeaux, France. As of September 30, 2006 and 2005 we had total goodwill of €8.2 and €8.3 million, respectively. For additional information on this impairment charge, please refer to Note 9 of the Consolidated Financial Statements.

Results of Operations

The following table sets forth consolidated statement of operations data of EPCOS for each of the past three fiscal years both in absolute terms and as a percentage of net sales in the relevant year, except as otherwise stated, for our continuing operations; prior years have been restated accordingly:

	Fiscal year ended September 30,
	2006		2005		2004
	(euro in millions)	(%)	(euro in millions)	(%)	(euro in millions)	(%)

Net sales	1,309.4	100.0	1,150.0	100.0	1,255.3	100.00
Cost of goods sold	(1,083.0)	(82.7)	(979.2)	(85.2)	(986.5)	(78.6)

Gross profit	226.4	17.3	170.8	14.8	268.8	21.4
Research and development expenses	(71.2)	(5.4)	(63.9)	(5.6)	(69.3)	(5.5)
Marketing and selling expenses	(104.6)	(8.0)	(111.3)	(9.7)	(116.2)	(9.3)
General and administrative expenses	(13.4)	(1.0)	(13.2)	(1.1)	(14.6)	(1.2)

Operating income (loss)	37.2	2.9	(17.6)	(1.6)	68.7	5.4
Interest income (expense), net	(9.0)	(0.7)	(7.7)	(0.7)	(5.5)	(0.4)
Impairment of goodwill	—	—	(11.8)	(1.0)	—	—
Other income (loss)(1)	9.6	0.7	2.5	0.2	(1.1)	(0.1)
Benefit (Provision) for income taxes	(2.2)	(0.2)	(31.5)	(2.7)	(10.9)	(0.8)
Minority interest	(0.4)	(0.0)	(0.2)	(0.0)	(0.2)	(0.0)

Net income/(loss) of continuing operations	35.2	2.7	(66.3)	(5.8)	51.0	4.1

Loss of discontinued operations	(14.0)	(1.1)	(53.0)	(4.6)	(1.8)	(0.2)

Net income (loss)	21.2	1.6	(119.3)	(10.4)	49.2	3.9

(1)	Includes foreign exchange gains (losses), net, other income (expenses), net, and share of net gains (losses) of unconsolidated affiliates.

Discontinued operations

As a result of the sale of our tantalum capacitors business, we show our tantalum capacitors business as discontinued operations. Effective April 13, 2006, EPCOS sold its tantalum capacitors business to Kemet Corporation for an aggregate purchase price of €86.5 million. Kemet acquired EPCOS’s plant in Évora, Portugal and took on the employees of this production facility. Additionally, Kemet took on some, but not all of our tantalum capacitor-related research and development as well as of our marketing and sales staff from Heidenheim and Munich, Germany. As a further component of this transaction, a Manufacturing and Supply Agreement was signed, pursuant to which EPCOS continued to produce tantalum capacitors in Heidenheim for sale to Kemet. Assets and liabilities related to the tantalum capacitors business, and not yet transferred at the balance sheet date, are classified as held for sale at September 30, 2006. These assets and liabilities are used for the ongoing support under the supply agreement which is expected to expire on March 31, 2007. This ongoing support agreement serves to help ensure the transition of customers and sales infrastructure to Kemet. Financial data are shown, except as not stated otherwise, for our continuing operations, and prior years have been restated accordingly.

Gains and losses of discontinued operations for the years ended September 30, 2006, 2005 and 2004 are as follows:

Consolidated Statements of Operations from Discontinued Operations

	For the years ended September 30,
	2006	2005	2004
	(euro in thousands)
Total net sales from discontinued operations	89,466	87,497	106,912
Cost of goods sold	(97,273)	(137,273)	(105,187)

Gross profit	(7,807)	(49,776)	1,725
Research and development expenses	(9,382)	(6,367)	(5,273)
Marketing and selling expenses	(4,083)	(4,990)	(5,834)
General and administrative expenses	(990)	(92)	(238)

Operating loss	(22,262)	(61,225)	(9,620)
Interest income	106	7	8
Interest expense	(740)	(918)	(429)
Other income (expense), net	4,259	(315)	7,007

Loss before income taxes and minority interest	(18,637)	(62,451)	(3,034)
Provision for income taxes	4,654	9,510	1,279

Net loss from discontinued operations	(13,983)	(52,941)	(1,755)

The net result of the sale of the tantalum capacitor business unit in fiscal year 2006 amounted to €0.1 million. In fiscal year 2006, costs of goods sold included net restructuring costs of €9.1 million. Cost of goods sold during fiscal year 2005 includes an impairment on non-current assets in the amount of €46.5 million in the tantalum capacitor business unit.

Cash flow relating to the discontinued operations for fiscal year 2006 amounted to €48.5 million. Cash provided by operating activities amounted to minus €11.9 million, while cash provided by investing activities amounted to €60.4 million (including €68.0 million, net, from the sale).

Net sales

The following table shows net sales and change in net sales from continuing operations for each of our three segments for the periods shown.

	Fiscal year ended September 30,			% Change
	2006	2005	2004	2005/2006	2004/2005
	(euro in millions)
Capacitors and inductors	479.4	419.2	431.3	14.4	(2.8)
Ceramic components	421.0	361.3	374.3	16.5	(3.5)
SAW components	409.0	369.5	449.7	10.7	(17.8)
Less intersegment sales	—	—	—	—	—

Total	1,309.4	1,150.0	1,255.3	13.9	(8.4)

Throughout fiscal year 2006, demand for electronic components and modules from all industries and regions remained strong in conjunction with the ongoing general recovery of the global economy. Pressure on component and module prices eased from quarter to quarter as we, along with other electronic components and modules manufacturers, were able to better utilize manufacturing capacity. On a quarterly basis, sales rose continually over each quarter in fiscal year 2006.

The following table shows the development in net sales for each of our three segments on a quarterly basis in fiscal year 2006:

	2006 net sales by quarter (unaudited)
	Q1	Q2	Q3	Q4	Total
Capacitors and inductors	109.3	121.0	123.8	125.3	479.4
Ceramic components	97.1	103.2	106.3	114.4	421.0
SAW components	98.4	99.8	100.4	110.4	409.0

Total	304.8	324.0	330.5	350.1	1,309.4

In fiscal year 2005, an unexpectedly long period of weak demand resulting from inventory adjustments among our customers and the general weakness in the economy weighed on the business development of the electronic components and modules industry in the first half. This in turn was a result of the recovery of demand for electronic components and modules in the first half of fiscal year 2004. However, we, along with other electronic components and modules manufacturers, were not able to utilize production capacity as planned, which had a negative effect on prices. Price erosion in the first half of fiscal year 2005 was also intensified by the unfavorable dollar/euro exchange rate. In the second half of the year, demand stabilized somewhat and we were able to increase our sales. On a quarterly basis, sales rose continually over each quarter in fiscal year 2005, albeit at a lower rate in the first half due to the weak demand for electronic components and modules.

Capacitors and inductors. In fiscal year 2006, sales in the capacitors and inductors segment increased, with all capacitor and inductor product groups contributing to this growth. Demand for aluminum electrolytic capacitors used in industrial electronics applications was particularly strong. Sales to automotive electronic manufacturers and distributors increased, too. Makers of lighting systems and consumer electronics contributed significantly to demand for film capacitors in fiscal year 2006. In the power capacitors business, we were able to increase sales of components for power factor correction in particular. Sales for inductive components, especially for communication applications such as DSL for high-speed Internet access, also developed well, as did demand for EMC components.

In fiscal year 2005, sales in the capacitors and inductors segment decreased mainly due to the weak demand for inductive components for telecommunications and consumer electronics applications. Sales of ferrites were down primarily due to the realignment of the product portfolio. Business with EMC components remained fairly stable despite a generally weak market. Sales of aluminum electrolytic capacitors remained stable overall, whereas higher sales to automotive electronics customers and distributors made up for declining business with manufacturers of consumer electronics products. Lower demand for film capacitors was to some extent offset by stronger demand for power capacitors.

Ceramic components. In fiscal year 2006, all product groups in this segment contributed to the sales growth. The most pronounced increase in sales was posted for piezo actuators sold for diesel injection systems in auto engines. Sales of thermistors and varistors rose as demand for these temperature- and voltage-dependent resistors was strong among distributors and industrial electronics customers. We also achieved sales growth for sensor and sensor systems as demand was strong in the automotive electronics industry as well as from household appliance manufacturers. Sales for surge arresters increased too, as did demand for multilayer ceramic components.

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

SAW components. In fiscal year 2006, all product groups accounted for the sales growth in the SAW components segment as well. Among SAW mobile communication filters, demand is growing especially for duplexers, which are mainly used by mobile phone manufacturers. EPCOS’s SAW multimedia filters posted an increase in sales, too, as the accelerating worldwide migration from analog to digital TV standards provided positive stimulus. Moreover, the Soccer World Cup and the Winter Olympics also contributed to the good demand. Sales of SAW products for automotive electronics likewise increased in fiscal year 2006.

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

Cost of goods sold

The following table shows our cost of goods sold and change in our cost of goods sold, as well as cost of goods sold as a percentage of our net sales, for the periods shown:

	Cost of goods sold
	Fiscal year ended September 30,			% Change
	2006	2005	2004	2005/2006	2004/2005
	(euro in millions, except percentages)
Cost of goods sold	1,083.0	979.2	986.5	10.6	(0.7)
(as a percent of net sales)	82.7	85.2	78.6

In fiscal year 2006, cost of goods sold increased less than net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales decreasing to 82.7%. This decrease was due to cost savings and certain economies of scale resulting from higher production volumes. Cost of goods sold included net restructuring expenses of €4.7 million for continuing operations, mainly incurred in respect of the discontinuation of the UltraCap activities in the capacitors and inductors segment.

In fiscal year 2005, cost of goods sold decreased slightly in conjunction with a reduction of net sales on a year-on-year basis, with the cost of goods sold expressed as a percentage of net sales increasing to 85.2%. This increase was primarily due to ramp-up costs for new products and inventory write-downs at our ceramic capacitors segment of €6 million. These negative effects as well as the negative price erosion could not be compensated by the positive effects of our cost savings. Cost of goods sold included restructuring charges of €6.2 million for the continuing operations taken mainly in respect of the closure of our ferrites plant in Bordeaux, France of €5 million in the capacitors and inductors segment and, to a lesser extent, in the ceramic components segment.

Capacitors and inductors. In fiscal year 2006, cost of goods sold increased by €53.5 million to €430.0 million. Cost of goods sold as a percentage of net sales decreased slightly to 89.7% compared to the previous year’s level of 89.8%, mainly due to certain economies of scale resulting from higher production volumes. Additionally, cost of goods sold includes restructuring cost for the discontinuation of the UltraCap activities of about €6 million.

In fiscal year 2005, cost of goods sold in the capacitor and inductors segment decreased slightly by €2.0 million to €376.5 million, while cost of goods sold as a percentage of net sales increased. The decrease of cost of goods sold is mainly due to the lower sales volume decreasing proportionately to the volume reduction, although cost of goods sold for this segment was also affected by the unexpected additional expenditures of €5 million for the final closure of the ferrites plant in Bordeaux, France. These negative effects could not be compensated by cost savings resulting from process optimization and purchasing savings in fiscal year 2005.

Ceramic components. In fiscal year 2006, cost of goods sold in the ceramic components segment increased by €31.3 million to €361.7 million. However, cost of goods sold as a percentage of net sales decreased from 91.5% in fiscal year 2005 to 85.9%, mainly due to economies of scale resulting from higher volumes and to cost savings resulting from process optimization and purchasing savings.

In fiscal year 2005, cost of goods sold in the ceramic components segment increased by €34.4 million to €330.4 million, largely due to high ramp-up costs for new products, inventory write-

downs at our multilayer ceramic capacitors and price adjusted volume. Cost savings resulting from process optimization and purchasing savings could not offset these effects.

SAW components. In fiscal year 2006, cost of goods sold in this segment increased by €19.0 million to €291.3 million. Cost of goods sold as a percentage of net sales decreased to 71.2% compared to the previous year’s level of 73.7%, mainly due to certain economies of scale following from higher production volumes. Cost savings resulting from process optimization and purchasing savings also contributed to this effect.

In fiscal year 2005, cost of goods sold in the SAW components segment decreased by €39.7 million, to €272.3 million, primarily due to the lower volumes and cost savings resulting from process optimization and purchasing savings.

Operating expenses

The following table shows our operating expenses and change in operating expenses for the periods shown:

	Operating expenses
	Fiscal year ended September 30,			% Change
	2006	2005	2004	2005/2006	2004/2005
	(euro in millions)
Research and development expenses	71.2	63.9	69.3	11.4	(7.8)
Marketing and selling expenses	104.6	111.3	116.2	(6.0)	(4.2)
General administrative expenses	13.4	13.2	14.6	1.5	(9.6)

Total	189.2	188.4	200.1	0.4	(5.8)

Research and development expenses.

In fiscal year 2006, research and development expenses increased by €7.3 million to €71.2 million. By maintaining research and development expenses at a level of 5.4% of net sales, EPCOS underscores the importance of research and development to its business model. The vast majority of these expenses are used to help EPCOS follow technological trends and service market demand, such as for miniaturization and integrated solutions. These trends are moving us from discrete components to modules and systems. For EPCOS, combined products and integrated solutions are therefore becoming increasingly important. The main focus of our research and development expenses was on the SAW components segment as well as on the ceramic components segment.

In fiscal year 2005, research and development expenses decreased by €5.4 million to €63.9 million, mainly in response to lower sales in fiscal year 2005. We nevertheless stepped up our work on key innovation projects such as modules for power factor correction for electric drive systems in industrial plants, bulk acoustic wave filters for mobile phones and multilayer serial ceramic capacitors for automotive electronics applications. In fiscal year 2005, research and development expenses accounted for 5.6% of net sales, remaining at about the previous year’s level.

Capacitors and inductors. In fiscal year 2006, research and development expenses in the capacitors and inductors segment rose by €3.6 million to €19.0 million, amounting 4.0% of net sales. The main focus of these expenditures was on the further development of aluminum electrolytic capacitors for automotive applications, on modules for power factor correction used in electric drive systems as well as on transponders for keyless entry systems and immobilizers.

In fiscal year 2005, research and development expenses in the capacitors and inductors segment increased by €0.2 million to €15.4 million, amounting to 3.7% of net sales in this segment. Expenditures focused on modules for power factor correction used in electric drive systems in industrial plants, on transponders for keyless entry systems and immobilizers, as well as on helical power inductors used in power supplies.

Ceramic components. In fiscal year 2006, research and development expenses in the ceramic components segment increased by €0.9 million to €23.1 million, amounting to 5.5% of net sales for the ceramic components segment. The main focus of these expenses was on the further development of piezo actuators and multilayer ceramic capacitors for automotive electronics applications.

In fiscal year 2005, research and development expenses in the ceramic components segment decreased by €0.8 million to €22.2 million, amounting to 6.1% of net sales for the ceramic components segment. The main focus of these expenses was on piezo actuators for diesel injection systems and multilayer serial ceramic capacitors for automotive electronics applications, as well as on multilayer ceramic modules for mobile communication applications.

SAW components. Research and development expenses in the SAW components segment increased by €2.8 million to €29.1 million, amounting to 7.1% of net sales. Expenditures were concentrated on film bulk acoustic wave resonators, chip sized SAW packages and wafer level SAW packages mainly used in mobile phone applications, on radio-frequency modules (e.g. WLAN modules), and on low-temperature co-fired ceramics for automotive applications.

In fiscal year 2005, research and development expenses in the SAW components segment decreased by €4.8 million to €26.3 million, comprising the major share of our total research and development expenses. Amounting to 7.1% of net sales for the SAW components segment, spending was concentrated on film bulk acoustic wave resonators, CeraDiodes and ESD/EMI modules.

Marketing and selling expenses.

In fiscal year 2006, marketing and selling expenses decreased by €6.7 million to €104.6 million compared with fiscal year 2005. As these expenses decreased compared to an increase in net sales, marketing and selling expenses as a percentage of net sales decreased from 9.7% in fiscal year 2005 to 8.0% in fiscal year 2006. The reduction in marketing and selling expenses mainly reflects savings due to organizational optimizations and general cost savings.

In fiscal year 2005, marketing and selling expenses decreased by €4.9 million to €111.3 million compared with fiscal year 2004. As these expenses decreased proportionally less than net sales, marketing and selling expenses as a percentage of net sales increased from 9.3% in fiscal year 2004 to 9.7% in fiscal year 2005.

General administrative expenses.

In fiscal year 2006, general and administrative expenses increased slightly by €0.2 million to €13.4 million, compared with fiscal year 2005. This increase mainly reflects the higher variable cash components of the compensation paid to senior management and members of the management board compared with fiscal year 2005. These effects could not be compensated for by various cost saving measures.

In fiscal year 2005, general and administrative expenses decreased by €1.4 million to €13.2 million, compared with fiscal year 2004. This decrease mainly reflects the lower variable cash components of the compensation paid to senior management and members of the management board.

Earnings before interest, taxes and minority interest (EBIT)

EBIT is not a measure of financial performance under U.S. GAAP. However, we use EBIT as a measure because that is the basis on which our management evaluates the operating performance for each of our segments and for the Company as a whole, and on which it establishes budgets and operational goals. We believe that EBIT is a better measure of operating performance of our segments than net income since the latter includes interest income (expenses) and benefit (provision) for income taxes, whereas EBIT permits investors to examine the performance of each business segment and the Company as a whole between years with a higher degree of comparability. We calculate EBIT as net income (loss) plus (minus) minority interest minus (plus) benefit (provision) for income taxes minus (plus) interest result. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours. The EBIT of our segments differs from our net income and you should not consider them to be the same. Note 24 to our Consolidated Financial Statements shows a reconciliation of segment EBIT to segment income before income taxes and minority interest. For a reconciliation of EBIT to net income, see Item 3. “Key Information – Selected Consolidated Financial and Statistical Data.”

The following table sets forth EBIT for continuing operations as well as EBIT as a percentage of net sales for each of our segments for the periods shown:

Earnings before interest, taxes and minority interest

	Fiscal year ended September 30,
	2006	2005	2004
	(euro in millions, except percentages)
Capacitors	(12.8)	(31.3)	(9.1)
(as a percent of net sales)	(2.7)%	(7.5)%	(2.1)%
Ceramic components	7.0	(24.3)	19.4
(as a percent of net sales)	1.7%	(6.7)%	5.2%
SAW components	52.6	28.7	57.2
(as a percent of net sales)	12.9%	7.8%	12.7%
EBIT	46.8	(26.9)	67.5

In fiscal year 2006, EBIT increased by €73.7 million to €46.8 million in our continuing operations. This improvement was mainly the result of a significantly higher sales volume. Cost savings resulting from process optimization and purchasing savings were able to nearly compensate the negative impact of price erosion. Our EBIT was further impacted by restructuring costs of about €6 million taken in respect of the discontinuation of the UltraCap activities in the capacitors and inductors segment.

In fiscal year 2005, EBIT fell by €94.4 million, to minus €26.9 million, and was burdened by an impairment on goodwill on our ferrites business in the amount of €12 million, high ramp-up costs for new products, as well as by an inventory write-down at our ceramic capacitors segment in the amount of €6 million and additional costs for the final closure of our ferrites plant in Bordeaux, France in the amount of €5 million. Our EBIT was further negatively impacted by the lower sales volumes and a less favorable product mix than in the previous year. Cost savings resulting from process optimization and purchasing savings were able to more than offset the negative impact of price erosion in fiscal year 2005.

The following table shows the development of EBIT for continuing operations for each quarter of fiscal year 2006:

	EBIT by quarter, and reconciliation 2006 EBIT by quarter
	Q1	Q2	Q3	Q4	Total
	(unaudited, euro in millions)
Net income	0.8	8.3	13.9	12.2	35.2
Minority interest	0.1	0.1	0.1	0.1	0.4
Provision (benefit) for income taxes	(0.4)	0.6	(1.0)	3.0	2.2
Interest result	(2.8)	(2.7)	(2.0)	(1.5)	(9.0)
EBIT	3.3	11.7	15.0	16.8	46.8
Thereof:
Capacitors and inductors	(6.4)	(1.8)	(0.4)	(4.2)	(12.8)
Ceramic components	(2.7)	1.4	3.0	5.3	7.0
SAW components	12.4	12.1	12.4	15.7	52.6

Capacitors and inductors. In fiscal year 2006, EBIT in the capacitors and inductors segment improved by €18.5 million to minus €12.8 million compared with fiscal year 2005. The segment’s EBIT was burdened by restructuring charges of about €6 million taken in respect of the discontinuation of the UltraCap activities. Our EBIT was further impacted by increases in the price of some materials such as aluminum foil and copper wire. A higher coverage of fix cost resulting from higher production volumes and cost savings resulting from process optimization and purchasing savings more than offset the negative effects of the ongoing price erosion.

In fiscal year 2005, EBIT in the capacitors and inductors segment decreased by €22.2 million, to minus €31.3 million compared with minus €9.1 million fiscal year 2004. The reduction in the segment’s EBIT was mainly due to the additional expenditures of €5 million for the final closure of the ferrites plant in Bordeaux, France and an impairment of goodwill of €12 million. Lower sales volume and persistent price erosion also burdened the EBIT of this segment. These negative effects could not be compensated by cost savings resulting from process optimization and purchasing savings in fiscal year 2005.

Ceramic components. In fiscal year 2006, EBIT in the ceramic components segment increased by €31.3 million to €7.0 million. A higher sales volume was the main reason for this improvement, while the streamlining of our portfolio of multilayer ceramic capacitors also began taking effect. In addition, the EBIT in this segment was negatively impacted by a less favorable product mix due to the ongoing increased demand for piezo actuators, for which the earnings situation remains unsatisfactory. Cost savings resulting from process optimization and purchasing savings offset the negative effects of the ongoing price erosion.

In fiscal year 2005, EBIT in the ceramic components segment decreased by €43.7 million, to minus €24.3 million, on a year-on-year basis. The segment’s EBIT was burdened primarily by high ramp-up costs for new products, the lower sales volume and inventory write-downs at our multilayer ceramic capacitors.

SAW components. In fiscal year 2006, EBIT in the SAW components segment increased by €23.9 million to €52.6 million. This improvement was mainly the result of a significantly higher sales volume. Cost savings resulting from process optimization and purchasing savings offset the negative effects of the ongoing price erosion.

In fiscal year 2005, EBIT in the SAW components segment decreased by €28.5 million, to €28.7 million, compared to fiscal year 2004. This reduction was mainly due to the lower sales volume and persistent price erosion, whereas the latter was only partly offset by cost savings resulting from process optimization and purchasing savings.

Interest, other income (expense) and foreign exchange

Our net interest expense amounted to €9.0 million in fiscal year 2006, €7.7 million in fiscal year 2005, and €5.5 million in fiscal year 2004. The increase in net interest expense in fiscal year 2006 reflects the worldwide increase in interest rates, although we were able to decrease the level of our financial debt during the year.

In fiscal year 2006, net other income of €6.7 million mainly consisted of grants for research in Austria in the amount of €3.9 million and investment grants in Czech Republic and Germany in the amount of €0.4 million. Our net foreign exchange gains in the amount of €1.5 million were mainly due to gains resulting from the forward hedging for palladium powder, which were partly offset by hedging costs for foreign exchange activities. In fiscal year 2005, net other income of €7.3 million mainly consisted of grants for research and continuing education in Austria in the amount of €4.9 million and investment grants in Czech Republic in the amount of €1.3 million. Our net foreign exchange losses were mainly due to hedging costs for foreign exchange financing activities in the amount of €4.7 million, as well as currency losses.

Income taxes

Tax calculations reflect the current legal structure and the applicable tax laws of the respective countries in which we have operations. The following table shows income taxes as well as income taxes as a percentage of income before income taxes and minority interests of the continuing operations for the periods shown:

	Fiscal year ended September 30,
	2006	2005	2004
Benefit/(Provision) for income taxes (euro in millions)	(2.2)	(31.5)	(10.9)
Income taxes (as a percent of (loss) income before income taxes and minority interests)	5.8%	(91.0)%	17.5%

The low tax rate in fiscal year 2006 relates to the regional distribution of our income. Profits were generated in entities benefiting from relatively low tax rates, while we recorded losses in jurisdictions with higher tax rates. In fiscal year 2006, profits were recorded in legal entities benefiting from tax incentives, such as our subsidiary in Singapore. The Singapore tax incentive contributed to our net income in the amounts of €6.5 million in fiscal year 2006, €0.8 million in fiscal year 2005, and €9.9 million in fiscal year 2004. The negative tax rate in fiscal year 2005 was mainly caused by valuation allowances on tax assets and the total group loss. The tax rate in fiscal year 2004 is based on the positive group income before taxes. The third table in Note 18 to our Consolidated Financial Statement reconciles our expected and actual provision for income taxes.

At September 30, 2006, EPCOS had consolidated net operating loss (NOL) carry forwards of €337.1 million. The NOL relates mainly to the German, Austrian, French, Brazilian, Indian and Spanish operations. Additionally, the subsidiary in Spain has a tax credit in the amount of €3.2 million at its disposal.

EPCOS AG changed its pension scheme in fiscal year 2003. Liabilities were transferred to and payments will be made by a fund named “Unterstützungskasse der EPCOS AG (UK EPCOS) e.V.”. Taxable income of €3.1 million in fiscal year 2006, €7.0 million in fiscal year 2005 and of €3.4 million in fiscal year 2004 were generated from the conversion at EPCOS AG, because indirect pension obligations can not be considered for tax purposes. A temporary difference has thus arisen between the book value and the tax basis, which led to a deferred tax asset of €43.7 million at September 30, 2006, €42.4 million at September 30, 2005 and of €39.6 million at September 30, 2004.

Deferred tax assets (net) amounted to €69.2 million at September 30, 2006 and to €56.7 million at September 30, 2005. The increase of the tax assets in fiscal year 2006 was mainly caused by creating an additional tax asset on net operating losses at EPCOS AG. Management expects that net operating losses will be able to be utilized.

The Company’s valuation allowance increased from fiscal year 2005 to fiscal year 2006 by €14.1 million, in fiscal year 2004 to fiscal year 2005 by €34.7 million and from fiscal year 2003 to fiscal year 2004 by €3.5 million. The valuation allowances reduced the deferred tax assets to a net amount that will more likely than not be realized based on our estimate of future earnings and the expected timing of temporary difference reversals.

Net income

In fiscal year 2006, we recorded a net profit from continuing operations of €35.2, following net loss from continuing operations of €66.3 million in fiscal year 2005 and net profit from continuing operations of €51.0 million in fiscal year 2004. In fiscal year 2006, EPCOS recorded a net profit of €21.2 million for the total Group business including a loss of €14.0 million posted by the discontinued tantalum capacitor business. For the fiscal years 2005 and 2004, we recorded for the total Group business a net loss of €119.3 million and a net profit of €49.2 million, respectively.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with U.S. GAAP. As of September 30, 2006, this amount was €54.4 million.

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

In fiscal year 2006, we had cross currency and interest rate swaps with a nominal value of €16.1 million allocated to transactions with an average size of €2.68 million. The swaps have various maturities up to March 30, 2009. At March 1, 2007, we had cross currency and interest rate swaps with a nominal volume of €12.1 million and USD 5.3 million allocated to transactions with an average size of €2.42 million and USD 2.65 million. The swaps have various maturities up to January 5, 2010.

Our short- and long-term borrowing arrangements are described in more detail below under “Capital Resources.”

Working capital. Our working capital (current assets (including cash and cash equivalents) less current liabilities) amounted to €356.6 million at September 30, 2006, €288.5 million at September 30, 2005 and €314.0 million at September 30, 2004. The increase in fiscal year 2006 was mainly due to an increase of cash and cash equivalents of €75.4 million reflecting the positive cash flow, including the proceeds of approximately €68 million from the sale of our tantalum capacitors business. Additionally, as a result of the strong business development in the electronic components and modules industry throughout fiscal year 2006, accounts receivable, net, increased by €15.1 million. Furthermore, net inventories decreased by €13.0 million mainly due to certain inventories being reclassified under “assets held for sale” resulting from our activities as a temporary tantalum sales partner to Kemet. Prepaid expenses and other current assets decreased slightly by €1.3 million. These effects were partly offset by an increase of accounts payable of €19.6 million, a decrease of accrued expenses and other current liabilities of €5.2 million, a decrease of short-term borrowings of €18.2 million as well as an increase of deferred income tax of €10.8 million. The current portion of long-term debt remained fairly stable on a year-on-year basis.

Cash flows from operating activities. Net cash provided by operating activities amounted to €145.8 million in fiscal year 2006, €88.1 million in fiscal year 2005 and €155.5 million in fiscal year 2004. The increase in fiscal year 2006 mainly reflects the significant improvement in net income during the period and an increase in accounts payable, which was partly offset by an increase in inventories, net, and an increase in accounts receivable, net, reflecting the brisk demand for electronic components and modules as well as a lower depreciation and amortization than in the previous year. Depreciation and amortization for the fiscal year 2005 was impacted by the impairment charge for the long-lived assets in the tantalum business.

Cash flows used in investing activities. Net cash used in investing activities consists mainly of capital expenditures. Net cash used in investing activities amounted to €47.4 million in fiscal year 2006, €153.4 million in fiscal year 2005 and €107.9 million in fiscal year 2004. Net cash used in investing activities decreased in fiscal year 2006 mainly due to the proceeds of the sale of the tantalum capacitors business in the amount of € 68 million. Additionally, lower levels of funds channeled into production capacity for new products (including piezo actuators) and the expansion of production capacity for SAW multimedia and mobile communication filters, BAW duplexers and wireless LAN modules had a positive effect on net cash used in investing activities.

Cash flows from financing activities. In fiscal year 2006, net cash used in financing activities amounted to €21.4 million, compared with net cash provided by financing activities of €18.2 million in fiscal year 2005 and net cash used in financing activities of €2.9 million in fiscal year 2004. In fiscal year 2006, net cash used in financing activities mainly consisted of a decrease of short-term borrowings of €14.9 million and principal payments on long-term debt of €23.1 million, which were partly offset by proceeds from the issuance of long-term debt of €16.6 million. In fiscal year 2005, short-term borrowings decreased by €1.6 million, while long-term debt increased by a net €19.9 million during the year.

Contractual obligations

The following table gives you an overview of our contractual cash obligations for the periods shown:

Contractual cash obligations	Total	Payments due by period at September 30, 2006
		<1 year	1-3 years	4-5 years	>5 years
	(euro in thousands)
Long-term debt*	219,742	24,990	53,090	134,568	7,094
Operating lease obligations	59,169	15,226	15,515	17,224	11,204

Total contractual cash obligations	278,911	40,216	68,605	151,792	18,298

*	Principal amount; does not include interest payable on principal amount.

We did not have a material amount of other financial commitments during the periods shown.

Capital resources

As of September 30, 2006, we had cash and cash equivalents of €268.9 million and short-term financial debt (including the current portion of long-term debt) of €114.3 million. This amount included short-term borrowings of €89.3 million and €25.0 million of the current portion of long-term debt. The short-term borrowings consisted principally of unsecured bank loans and export financing. The export financing amounted to €43.0 million at the end of fiscal year 2006 and bore interest at a rate of 2.8% in fiscal year 2006. Other short-term borrowings consisted of working capital loans with various banks in currencies of the countries where we operate and had a weighted average interest rate of 10.82% in fiscal year 2006.

As of September 30, 2006, we had long-term debt in the amount of €219.7 million, which bore interest at a weighted average rate of 3.1216% in fiscal year 2006. This debt (including current installments) consisted of:

Principal amount		Euro equivalent	Interest rate	Maturity	Lender
(in millions)		(in millions)		(calendar year)
	€125.0	125.0	2.5%	2010	Convertible Bond
	€24.0	24.0	4.2375%	2007 through 2009	KfW
	€46.8	46.8	1.00-4.00%	2006 through 2011	Austrian banking syndicate and government institutions
USD	1.8	1.4	9.70%	2008	Banco Nacional de Desenvolvimento Econômico e Social
BRL	36.9	13.4	8.35%-15.85%	2006 through 2009	Banco Nacional de Desenvolvimento Econômico e Social
HUF	2,500.0	9.1	7.94%	2008	HVB

On July 16, 2003, the Company (as guarantor), through its subsidiary EPCOS Finance B.V. (as issuer), issued a convertible bond due 2010 with a nominal amount of €126.425 million at an interest rate of 2.5%. At September 30, 2006, deferred debt issuance costs were €1.425 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of €19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or a part of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003 and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control, in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008, the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below €20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003, EPCOS AG entered into a loan of €40.0 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and is being repaid since March 31, 2005, in equal semi-annual installments. For further information on our long-term debt arrangements, see Note 11 to our Consolidated Financial Statements.

We have arranged approximately €361.10 million in lines of credit as of September 30, 2006. These lines of credit include a syndicated facility for €250 million led by Bayerische Hypo- und Vereinsbank, The Royal Bank of Scotland and HSBC. This credit facility was unused as of September 30, 2006 and carries an interest rate of either EURIBOR or LIBOR plus 0.25%. For the unused part of the borrowing arrangement a commitment fee is paid to the syndicate of 0.0875% per year. The new facility will expire in November 2009. In addition, we have negotiated a series of bilateral credit facilities with international and national banks for an aggregate of €111.10 million, of which €37.0 million were used at September 30, 2006. These facilities bear floating rates of interest based on interbank rates of interest plus margins ranging from 0.50% to 1.20%. We believe these facilities will enable us to meet our obligations as they come due.

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

Capital Expenditures

The following table sets forth our capital expenditures by segment for fiscal years 2006, 2005 and 2004:

	Fiscal year ended September 30,
	2006	2005	2004
	(euro in millions)
Capacitors and inductors	20.7	31.2	27.4
Ceramic components	20.4	71.0	30.6
SAW components	62.1	30.4	41.5

Capacitors and inductors. Capital expenditures for the capacitors and inductors segment decreased by €10.5 million to €20.7 million in fiscal year 2006. These funds were mainly used to expand production capacity for inductors in Hungary and film capacitors in China.

In fiscal year 2005, capital expenditures for the capacitors and inductors segment increased by €3.8 million to €31.2 million and were largely invested in modernizing the production of film capacitors, expanding our production of aluminum electrolytic capacitors and our production capacity for inductive components at our plants in China and Hungary.

Ceramic components. In fiscal year 2006, capital expenditures for the ceramic components segment decreased significantly by €50.6 million to €20.4 million as most of the production ramp up for piezo actuators was done in fiscal year 2005. As in fiscal year 2005, the major part of the capital expenditures in fiscal year 2006 was again devoted to ramping up production of piezo actuators.

Capital expenditures for the ceramic components segment amounted to €71.0 million in fiscal year 2005, an increase of €40.4 million compared to fiscal year 2004. These funds were mainly used to ramp up production of piezo actuators.

SAW components. Capital expenditures for the SAW components segment amounted to €62.1 million in fiscal year 2006, an increase of €31.7 million compared to fiscal year 2005. The major part of this amount was mainly used to expand production capacity for SAW multimedia and mobile communication filters. Funds were also invested to ramp up production of BAW duplexers and wireless LAN modules.

In fiscal year 2005, capital expenditures for the SAW components segment were reduced by €11.1 million to €30.4 million and were primarily used to expand production capacity for multilayer modules and SAW filters in CSSP technology.

In the coming years, we are planning further capital expenditures to develop our production capacity for aluminum electrolytic capacitors in the capacitors segment and to further expand production capacity for inductors. In ceramic components, we will emphasize capital expenditures for multilayer ceramics and piezo actuators. In the SAW components segment, we intend to invest in innovative filtering solutions such as film bulk acoustic wave resonators and multilayer ceramic module technologies.

Our planned capital expenditures include outlays for environmental compliance. Environmental considerations, including energy and materials consumption and satisfying emissions standards, contribute to the cost of improvements and expansions of our production facilities. We do not budget separately for capital expenditures relating to environmental compliance, and few of our capital expenditures are made solely for this purpose. New or more stringent environmental regulations, including any relating to the European Union’s directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment described under Item 8. “Financial Information – Legal matters – Environment,” could require us to increase our capital expenditures budget or reallocate resources.

We intend to finance our capital expenditures program from operating cash flow.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements except for our operating leases, under which we lease manufacturing, sales and administrative facilities and various types of equipment. Rental expenses for operating leases amounted to €22.9 million in fiscal year 2006, €23.5 million in fiscal year 2005 and €23.6 million in fiscal year 2004. Our operating leases include mainly the following items:

•

The lease for our German premises in the amount of €9.9 million, which mainly includes lease payments for our production and sales facilities as well as the lease of our headquarters in the amount of €7.9 million,

•	the lease of a facility in Austria from Siemens for the ceramic components segment. The lease has a term of 10 years and provides for annual lease payments of €1.2 million,

•	the lease by our Austrian subsidiary of a factory building. This lease has a term of 15 years and provides for annual lease payments of €2.2 million,

•	the lease of our production and sales facilities in the U.S. amounting to €1.5 million, and

•	the lease for our facility in Singapore in the amount of €1.6 million, mainly comprising lease payments for our buildings.

We have not issued any guarantees or other substantial commitments to third parties.

Effect of New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN No. 48), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 as of fiscal year

2008 as required. The Company is currently evaluating the effects, if any, the adoption of FIN No. 48 will have on the Company’s financial position and results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Financial Accounting Standards Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement requires companies with one or more single-employer defined benefit plans, among other things, to

a. Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position.

b. Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs.

c. Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position.

The Company will adopt SFAS No. 158 as of fiscal year 2007 as required. As of September 30, 2006, for the principal pension benefit plans and other postretirement plans, the net amount of actuarial gains and losses and prior service cost and benefits not recognized in equity before related taxes, amounted to €15 million.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions, such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The effect of the first remeasurement of fair value of eligible items existing will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption. EPCOS is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the Group’s consolidated financial statements.

First Quarter Results of Fiscal Year 2007 and Recent Developments

First quarter results (unaudited) compared to previous year

The following table provides key information about the results for the first quarter of fiscal year 2007 (October 1, 2006 to December 31, 2006) and for the first quarter of fiscal year 2006 (October 1, 2005 to December 31, 2005).

	Three months ended December 31,
	2006	2005
	(euro in millions, except share and per share data, unaudited)
Consolidated statement of income data:
Net sales	334.4	304.8
Gross profit	61.1	49.7
Operating income	15.7	1.9
Income before income taxes and minority interest	15.5	0.5
Net income of continuing operations	13.1	0.8
Net loss of discontinued operations, net of income taxes	(0.0)	(4.0)

Net income (loss)	13.1	(3.2)
Basic earnings per share of continuing operations	0.20	0.01
of discontinued operations	0.00	(0.06)
Basic weighted average number of shares	65,300,000	65,300,000
Diluted earnings per share of continuing operations	0.19	0.01
of discontinued operations	0.00	(0.06)
Diluted weighted average number of shares	71,806,568	65,300,000

Net sales by segment:
Capacitors and inductors	121.6	109.3
Ceramic components	111.0	97.1
SAW components	101.8	98.4
Less inter-segment sales	—	—

Total	334.4	304.8

Earnings (loss) before interest and taxes by segment (reconciled to net income (loss)):
Net income (loss)	13.1	(3.2)
Net loss of discontinued operations, net of income taxes	(0.0)	(4.0)
Net income of continuing operations	13.1	0.8
Minority interest	0.0	0.1
Provision (benefit) for income taxes	2.4	(0.4)
Interest result	1.6	2.8
EBIT (continuing operations)	17.1	3.3
(as a percent of net sales)	5.1%	1.1%
thereof:
Capacitors and inductors	2.1	(6.4)
(as a percent of net sales)	1.7%	(5.9)%
Ceramic components	0.3	(2.7)
(as a percent of net sales)	0.3%	(2.8)%
SAW components	14.7	12.4
(as a percent of net sales)	14.4%	12.6%

Capital expenditures by segment:
Capacitors and inductors	2.8	2.8
Ceramic components	6.8	7.7
SAW components	13.2	7.6
Eliminations	1.7	0.5

Total	24.5	18.6

In the first quarter of fiscal year 2007, sales increased by 9.7% to €334.4 million, from €304.8 million in the first quarter of fiscal year 2006. Net sales of products to the automotive electronics industry and to the industrial electronics customers rose significantly, reflecting the strong demand in these areas. Net sales of telecom products and to components distributors also grew substantially. Sales to consumer electronics customers decreased on a year-to-year basis, however, as manufacturers of TV tuners scaled back production to adjust their inventories. Additionally, the first quarter of fiscal year 2006 was positively influenced by the expectations in relation to major sporting events such as the Winter Olympic Games and the soccer World Cup. EBIT rose from €3.3 million in the three months ended December 31, 2005 to €17.1 million in the three months ended December 31, 2006, mainly due to the higher production volume on a year-to-year basis, cost savings resulting from process optimization and purchasing savings, whereas the latter could not completely offset ongoing price erosion. Net income of continuing operations increased from €0.8 million in the first quarter of fiscal year 2006 to €13.1 million in the first quarter of fiscal year 2007 for the reasons described above. As a result, basic earnings per share from continuing operations was €0.20 for the three months ended December 31, 2006 compared to €0.01 in the three months ended December 31, 2006.

Capacitors and inductors. Net sales in the capacitors and inductors segment increased by €12.3 million to €121.6 million in the first quarter of fiscal year 2007 compared with €109.3 million in the first quarter of fiscal year 2006 due to the strong demand for components used in industrial electronics applications. In this industry, net sales of aluminum electrolytic capacitors and inductors increased significantly. Demand was also strong for film capacitors for use in energy-saving lamps, for instance. Segment EBIT increased to €2.1 million in the first quarter of fiscal year 2007, compared with minus €6.4 million in the first quarter of fiscal year 2006 as steps to reduce resources (e.g. resulting from the discontinuation of the UltraCap activities) were already beginning to improve earnings. Furthermore, our ongoing relocation of production activities in this segment from Málaga, Spain and Gravataí, Brazil to Hungary, China and India are also beginning to yield positive results.

Ceramic components. Net sales in the ceramic components segment increased by €13.9 million to €111.0 million in the three months ended December 31, 2006, compared with €97.1 million in the three months ended December 31, 2005. Piezo actuators accounted for the largest share of this growth. At the same time, business with sensors and sensor systems used in household appliances as well as in automotive electronics applications also increased. EBIT in this segment increased by €3.0 million from minus €2.7 million in the first quarter of fiscal year 2006 to €0.3 million in fiscal year 2007. However, EBIT has not yet improved as expected despite the growth in net sales due to a less favorable product mix (strong demand in our piezo actuator business for which earnings are unsatisfactory).

SAW components. Net sales in the SAW components segment increased slightly by €3.4 million from €98.4 million in the first quarter of fiscal year 2006 to €101.8 million in the first quarter of fiscal year 2007. In particular, demand for SAW filters for mobile communications devices increased and more than offset the drop in net sales of SAW filters for multimedia applications. The decline in net sales of SAW filters for multimedia applications was caused by lower sales to consumer electronics customers on a year-to-year basis as manufacturers of TV tuners scaled back production to adjust their inventories. Additionally, the first quarter of fiscal year 2006 was positively influenced by the expectations in relation to major sporting events such as the Winter Olympic Games and the soccer World Cup.

First quarter results (unaudited) compared to previous quarter

In the first quarter of fiscal year 2007 net sales decreased by 4.5% from €350.1 million in the last quarter of fiscal year 2006 to €334.4 million. Net sales to consumer electronics and telecommunications applications as well as to distributors decreased mainly due to customers’ year-end inventory adjustments. However, higher net sales of products sold to the automotive electronics industry did not offset this trend.

The market for electronic components and modules has always been characterized by cyclical demand patterns and volatility, and we expect these factors to continue to affect our business in the future. Additionally, global competition has become even fiercer.

Recent developments

In February 2007, we acquired Aktiv Sensor GmbH, a medium-sized electronics company headquartered in Berlin, Germany, which possesses comprehensive competence in development, production and applications of pressure sensors and systems. Within the scope of expanding and complementing our technology and product portfolio, this acquisition will enable us, as one of the leading manufacturers of sensors and sensor systems for temperature measurement, to offer temperature and pressure sensors from a single source.

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

Further principles of good corporate governance are included in the German Corporate Governance Code, which came into force with the Transparency and Disclosure Act (Transparenz- und Publizitätsgesetz) in July 2002 and was last updated in June 2006 by a commission established by the German government. It includes recommendations and suggestions for the organization and functioning of the management and supervisory boards and for the cooperation between the two boards. German stock corporations are obliged to issue once a year a declaration regarding their compliance with the recommendations of the German Corporate Governance Code. For further information on the German Corporate Governance Code and our Declaration of Conformity dated December 14, 2006, see Item 10. “Additional Information – Articles of Association and Relevant Provisions of German Law.”

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

Supervisory Board

Our supervisory board consists of twelve members. Six were elected by our employees, including one by our management staff and six were elected by our shareholders.

Until September 2, 2004, each of Siemens and Matsushita had the right under our Articles of Association to appoint one of the members who come up for appointment by our shareholders, provided Siemens and Matsushita held at least 10% of our shares at the time of such appointment. This right of each of Siemens and Matsushita expired on September 2, 2004. The last member appointed by Matsushita withdrew from the supervisory board with effect from the end of the annual general meeting for fiscal year 2004. The term of the last member appointed by Siemens expired at the end of the annual general meeting for fiscal year 2006.

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

The supervisory board meets at least once during each quarter. In fiscal year 2006, the supervisory board met six times. Its main functions are:

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

The following table sets forth, as of September 30, 2006, the names of the members of our supervisory board, their ages and principal occupations. The terms of office of all members of our supervisory board expired at the end of the annual general meeting for fiscal year 2004, which was held on February 16, 2005, except for Mr. Ischler, whose term expired at the end of the annual general meeting for fiscal year 2006. The annual general meeting for fiscal year 2004 reelected Mr. Klaus Ziegler, Dr. Jürgen Heraeus and Prof. Dr. Anton Kathrein for an additional term of five years. Our employees reelected Mr. Peter Hoffmann, Mr. Francis Oppenauer (who was replaced by Mr. Leppek in July 2006) and Mr. Andreas Strobel for the same term. In addition, our shareholders and our employees elected five new members. The new supervisory board reelected Klaus Ziegler as chairman and Peter Hoffmann and Prof. Dr. Anton Kathrein as deputy chairmen of the supervisory board.

The members of our supervisory board, their ages and positions were as follows as of September 30, 2006:

Name	Age	Principal occupation and other business activities
Klaus Ziegler (Chairman)	71	Member of the Advisory Council of EPCOS do Brasil Ltda., Gravataí, Brazil

Dr. Wolf-Dieter Bopst	67	Member of the Supervisory Board of OSRAM GmbH, Member of the Advisory Board of Fr. Jacob Söhne GmbH & Co.

Peter Geschka*	57	Product Technology Manager at the Surface Acoustic Wave Components Division of EPCOS AG, Member of EPCOS AG Works Council, Munich facility

Dr. Jürgen Heraeus	70	Chairman of the Supervisory Boards of Heraeus Holding GmbH, GEA Group AG and Messer Group GmbH; Chairman of the Board of Directors of Argor-Heraeus S.A., Mendrisio, Switzerland; Member of the Supervisory Boards of Heidelberger Druckmaschinen AG and Lafarge Roofing GmbH

Peter Hoffmann* (Deputy Chairman)	44	Deputy Chairman of EPCOS AG Works Council, Heidenheim facility

Burkhard Ischler	44	Managing Director, Corporate Finance Mergers & Acquisition, Siemens AG, Non-Executive Member of the Board of Directors of Demag Holding S.à.r.l., Luxembourg

Prof. Dr. Anton Kathrein (Deputy Chairman)	55	Managing Director and General Partner, KATHREIN-Werke KG; Chairman of the Supervisory Board of Erste Rosenheimer Finanzservice AG

Michael Leppek	35	Secretary of IG Metall, Munich

Joachim Reinhart	60	President and Chief Operating Officer, Panasonic Europe Ltd., UK; Executive Officer of Matsushita Electric Industrial Co., Ltd., Japan; Member of the Supervisory Board of EquityGate AG

Claus Ryschawy*	47	Chairman of EPCOS AG Central Works Council; Deputy Chairman of EPCOS AG Works Council, Munich facility; Member of the European Employee Council of the EPCOS Group

Andreas Strobel*	53	First Authorized Representative, IG Metall, Heidenheim; Member of the Supervisory Board of Voith AG, Voith Paper Verwaltungs GmbH and Voith Turbo Beteiligungs GmbH

Winfried Wolff*	56	Corporate Director of RF Chokes Business Unit, EPCOS AG

*	Elected by employees.

Dr. Juergen Heraeus resigned from his position as member of the supervisory board with effect from the end of the annual general meeting for fiscal year 2006 which was held on February 14, 2007. As successors to him and Mr. Ischler, the annual general meeting for fiscal year 2006 elected Dr. Bodo Luettge and Prof. Dr. Claus Weyrich. These new members, their ages and positions as of February 23, 2007 were as follows:

Name	Age	Principal occupation and other business activities
Dr. Bodo Luettge	67	Deputy Chairman of the Supervisory Board of Messer Group GmbH

Prof. Dr. Claus Weyrich	63	Member of the Supervisory Board of Heraeus Holding GmbH

The supervisory board has formed an executive committee and a mediation committee, the latter of which is required by German law. In September 2002, the supervisory board formed an audit committee.

•

The executive committee is entitled to take urgent decisions on behalf of the supervisory board. Further, the executive committee assumes some of the responsibilities of the supervisory board, such as the conclusion of the employment agreements between the members of the management board and our corporation. It consists of the chairman, the first deputy chairman and the second deputy chairman of the supervisory board. The executive committee met two times in fiscal year 2006.

•

The sole function of the mediation committee is to act as a mediator between the shareholder representatives and the employee representatives on the supervisory board in finding a suitable candidate for the management board, in case a first candidate failed to get the necessary majority of votes on the supervisory board. The mediation committee consists of the chairman, the first deputy chairman and two further members of the supervisory board (Mr. Leppek (who replaced Mr. Oppenauer in this function in July 2006) and Prof. Dr. Anton Kathrein) elected for the mediation committee. The mediation committee did not have to be convened in the fiscal year 2006.

•

The audit committee assumes some of the responsibilities of the supervisory board with respect to, among other things, the auditing of our books and financial statements. In particular, it has direct responsibility for the compensation and oversight of our auditors. The audit committee consists of the chairman of the supervisory board and two further members of the supervisory board (Mr. Strobel (who replaced Mr. Oppenauer in this function in June 2006) and Dr. Luettge (who replaced Dr. Heraeus in this function in February 2007). The audit committee met six times in fiscal year 2006.

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

The members of our management board, their ages, positions and terms of appointment were as follows as of September 30, 2006:

Name	Age	Position	Term expires
Gerhard Pegam	44	Chief Executive Officer	July 30, 2009
Mr. Helmut König	46	Chief Financial Officer	March 31, 2009
Dr. Werner Faber	58	Chief Technology Officer	October 31, 2008

Mr. Pegam was appointed August 4, 1999, Dr. Faber effective November 1, 2005, and Mr. König effective April 1, 2006. Mr. Helmut König was appointed as Chief Financial Officer beginning July 1, 2006, succeeding Dr. Backes. Dr. Backes remained responsible for special projects from July 1, 2006 until September 30, 2006, when he retired.

On March 31, 2006, Mr. Unterlass left the board after having served as Chief Operating Officer.

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

Dr. Wilfried Backes served on the board from April 1, 2002, to September 30, 2006. From 1992 to 2002, he was Executive Vice President, Chief Financial Officer and Treasurer of Osram Sylvania, Inc., USA. From 1982 to 1992, he held various management positions in the former Siemens Components Group and Siemens Components, Inc. Prior to that, he worked for the Business Administration and Corporate Planning Division of Siemens AG.

Josef Unterlass served on the management board until March 31, 2006. From 1996 to 2001, he was as Chief Executive Officer of EPCOS OHG, Deutschlandsberg, Austria. Prior to 1996, he was head of our business division for film capacitors in Málaga, Spain.

Dr. Werner Faber has served as president of our business division for surface acoustic wave components since 2001, before becoming a member of the management board and Chief Technology Officer as of November 1, 2005. Since 2004, he had also been responsible for our capacitors business division, as he was from 1999 to 2001. From 1996 to 1999 he served as head of our business division for film capacitors in Málaga, Spain. Prior to 1996, Dr. Faber held various positions in the surface acoustic wave filter operations of Siemens Matsushita Components.

Mr. Helmut König became Chief Financial Officer as of July 1, 2006. Prior to that, he had held a number of leading positions at Panasonic AVC Networks Germany GmbH since 1988. From 2002 on, he was sole managing director, having overall responsibility for both the Panasonic production facility in Peine, Germany, and its wholly owned subsidiary in Slovakia.

Compensation of Officers and Directors

Pursuant to the Articles of Association, the members of the supervisory board received fixed compensation plus an attendance fee for every meeting of the supervisory board or of a supervisory board committee attended during the period under review. Each member of the supervisory board was entitled to receive €20,000 as fixed compensation for fiscal year 2006, with the chairman to receive €40,000 and each deputy chairman €30,000. Individual fixed compensation is calculated according to the period of service as a member, chairman or deputy chairman of the supervisory board during the fiscal year (§11 Paragraph 2 of the Articles of Association). Compensation paid to the members of our supervisory board amounted to €388,000 in fiscal year 2006 compared with €376,000 in fiscal year 2005. The following table shows an individualized breakdown of the compensation paid to members of our supervisory board in fiscal year 2006:

	Compensation
in €	Fixed	Attendance fees	Total
Klaus Ziegler (chairman)	40,000	28,000	68,000
Dr. Wolf-Dieter Bopst	20,000	6,000	26,000
Peter Geschka	20,000	6,000	26,000
Dr. Jürgen Heraeus	20,000	10,000	30,000
Peter Hoffmann (deputy chairman)	30,000	11,000	41,000
Burkhard Ischler	20,000	5,000	25,000
Prof. Dr. Anton Kathrein (deputy chairman)	30,000	9,500	39,500
Francis Oppenauer (until May 31, 2006)	13,315	10,000	23,315
Michael Leppek (since July 4, 2006)	4,877	1,000	5,877
Joachim Reinhart	20,000	4,000	24,000
Claus Ryschawy	20,000	6,000	26,000
Andreas Strobel	20,000	7,000	27,000
Winfried Wolff	20,000	6,000	26,000

The system of management board compensation aims to provide members of the management board with appropriate remuneration for their activities and responsibilities, taking into account not only the individual member’s personal performance, but also the performance of the Company as a whole.

Management board compensation is made up of the following components:

1.	“Non-performance-related cash compensation”, which normally makes up about 40% of annual target compensation, comprises a fixed monthly salary, social security contributions, a company car that can also be used privately, as well as business and personal liability and accident insurance coverage. Moreover, the company normally takes out policies for occupational disability and term life insurance.

2.	“Variable cash compensation” normally makes up about 60% of annual target compensation. Half of this performance-related cash compensation is calculated by multiplying a contractually stipulated basic amount by a corporate factor determined annually by the supervisory board in light of business development. The other half is linked to reaching a target based on the economic value added in the EPCOS Group.

3.	The management board members are also granted options for shares of EPCOS AG under the EPCOS stock option plans as a “variable long-term incentive containing risk elements,” as outlined in Note 15 to the consolidated financial statements.

4.	The “company pension” (retirement and surviving dependants’ provision), the legal structure of which differs only negligibly from that for other above-tariff employees, contains both retirement and surviving dependants’ provision. Retirement pay is agreed individually as a fixed amount.

In addition, members of the management board who leave the Company are normally entitled to transitional payments that are disbursed as a lump sum. In principle, this amount corresponds to the fixed salary paid over the last 12 months before the member left, plus the sum of the target bonus amount and the annual payment effected in the fiscal year before the member’s departure.

Total cash compensation paid to all five members of the management board (three in fiscal year 2005) amounted to €2,748,000 in fiscal year 2006 (€1,473,000 in fiscal year 2005). This amount was composed of non-performance-related components totaling €1,161,000 (€1,011,000 in fiscal year 2005) and performance-related components totaling €1,587,000 in fiscal year 2006 (€462,000 in fiscal year 2005).

In addition, a total of 75,000 stock options were granted to members of the management board in fiscal year 2006 (115,000 in fiscal year 2005). The weighted average fair value on the date of issue amounted to €2.20 per option.

Pension commitments made to the five members of the management board (three in fiscal year 2005) at September 30, 2006 (or on the dates when they left the Company) totaled €445,000 (€317,000 at September 30, 2005).

An individualized breakdown of management board compensation for fiscal year 2006 is given in the following table (rounded to thousands of euros):

	Cash compensation			Stock options
in €	Non-performance- related	Performance- related	Total	Number	Exercise price
Gerhard Pegam	383,000	558,000	941,000	30,000	13.05
Dr. Wilfried Backes	343,000	495,000	838,000	15,000	13.05
Dr. Werner Faber (1)	173,000	279,000	452,000	30,000	13.05
Mr. Helmut König(2)	103,000	50,000	153,000	—	—
Josef Unterlass (3)	159,000	205,000	364,000	—	—

(1)	The figures for Dr. Werner Faber relate to the period from November 1, 2005 through September 30, 2006.
(2)	The figures for Helmut König relate to the period from April 1, 2006 through September 30, 2006.
(3)	The figures for Josef Unterlass relate to the period from October 1, 2005 through March 31, 2006.

Approximately €1,737,000 was appropriated to pension accruals for members of the management board in fiscal year 2006.

At September 30, 2006, accruals for pension commitments to former members of the management board amounted to €1,505,000. Amounts totaling €649,000 were paid to this group in fiscal year 2006. Additional entitlements were either met by Siemens AG or have already been settled.

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

The first option grant under the 1999 SOP was made in October 1999 in connection with our initial public offering; additional option grants have been made since then. The following table sets forth the terms of our options outstanding under the 1999 SOP as of March 1, 2007:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date	Expiration date
October 1999	158,000	0	35.65	October 15, 2001	October 16, 2006
November 2000	394,500	363,000	105.04	November 30, 2002	November 29, 2007
February 2001	60,000	60,000	90.90	February 23, 2003	February 22, 2008
November 2001	463,500	414,000	64.11	November 28, 2003	November 27, 2008
November 2002	698,500	620,500	15.23	November 22, 2004	November 23, 2009
December 2003	495,000	421,500	21.76	December 12, 2005	December 13, 2010

*	Neither expired nor exercised.

As of March 1, 2007, members of our management board together held options to purchase a total of 194,500 shares under the 1999 SOP, while members of our supervisory board held options to purchase a total of 217,500 shares under the 1999 SOP.

To date, a total of 2,269,500 options have been granted under the 1999 SOP, although the first grant of October 1999 has expired. On February 11, 2004, the 1999 SOP was terminated pursuant to a resolution adopted by the Annual General Meeting of EPCOS AG. No further options will be issued under this plan.

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

The first option grant under the 2004 SOP was made in December 2004. The following table sets forth the terms of our currently outstanding options under the 2004 SOP:

Date of option grant	Options granted	Options outstanding*	Exercise price per share (in €)	Earliest possible exercise date	Expiration date
December 2004	340,000	306,000	13.74	December 21, 2006	December 20, 2011
December 2005	339,000	324,000	13.05	December 21, 2007	December 20, 2012
December 2006	559,000	559,000	16.31	December 22, 2008	December 23, 2013

*	Neither expired nor exercised.

As of March 1, 2007, members of our management board together held options to purchase a total of 250,000 shares under the 2004 SOP, while members of our supervisory board held no options under the 2004 SOP.

For further information on our stock option plans, see Note 15 to our Consolidated Financial Statements.

Employees

As of September 30, 2006, we had 17,948 employees worldwide (compared with 16,085 as of September 30, 2005, and 15,587 as of September 30, 2004). The increase in fiscal year 2006 was attributable to a headcount rise in low-labor-cost countries, which was partially offset by headcount reductions in high-labor-cost countries made in response to market conditions, mainly in Germany. Approximately 11% of our employees work in Germany.

The following table shows a breakdown of our employees by business segments and region as of the dates indicated. It does not include employees in our Munich headquarters or sales offices at our business segments.

	As of September 30,
	2006	2005	2004
Employees by business segment

Capacitors and inductors	10,970	10,038	9,811
Ceramic components	3,740	3,215	2,911
SAW components	2,547	2,119	2,166

	As of September 30,
	2006	2005	2004
Employees by regions

Asia	9,823	7,673	7,206
Europe without Germany	4,360	4,562	4,504
Germany	1,934	2,064	2,188
Americas	1,831	1,786	1,689

We believe that a significant portion of our employees belong to an organized labor union. We have experienced no significant work stoppages in recent years, and we consider our employee relations to be very good.

Share Ownership

No member of our management board or our supervisory board individually holds shares or options representing 1% or more of our shares outstanding. As of February 23, 2007, as a group, members of our management board held 1,328 shares and 444,500 options for shares, representing 0.683% of our nominal share capital, and members of our supervisory board, as a group, held 15,213 shares and 217,500 options for shares, representing 0.356% of our nominal share capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the beneficial ownership of our company’s share capital by the principal shareholders (notified to us according to disclosure requirements under the German Securities Act, whereby with a change in legislation in Germany (Transparenzrichtlinien-Umsetzungsgesetz) effective January 20, 2007 also the acquisition of shareholdings exceeding 3% have to be notified) as of March 15, 2007:

Identity of person or group	Title of class	Amount owned		Percent owned
Dodge & Cox International Stock Fund	Ordinary shares, no par value, notional value €1	3,456,500	*	5.29	%*
Vauban Fund	Ordinary shares, no par value, notional value €1	3,420,892	*	5.24	%*
AXA, S.A.	Ordinary shares, no par value, notional value €1	3,291,120	**	5.04	%*
Odey Asset Management LLP	Ordinary shares, no par value, notional value €1	3,206,005	*	4.91	%*
UBS AG	Ordinary shares, no par value, notional value €1	2,095,255	*	3.21	%*
AQR Capital Management	Ordinary shares, no par value, notional value €1	2,090,426	*	3.20	%*

*	According to notification sent to us and to the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). For further details see below under “Other Major Shareholders.”
**	Amount calculated from the percentages notified by AXA S.A.

AXA S.A. On October 21, 2004, AXA S.A. notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of October 11, 2004, an amount of our ordinary shares representing 5.04% of our share capital. The notification was amended on November 13, 2006, clarifying that beneficial ownership extends only to AllianceBernstein Corporation and AlianceBernstein LP and not to other subsidiaries of AXA S.A.

Dodge & Cox Investment Managers. On March 24, 2006, Dodge & Cox Investment Managers notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of March 22, 2006, an amount of our ordinary shares representing 5.29% of our share capital.

Odey Asset Management LLP. On January 8, 2007, Odey Asset Management notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of January 3, 2007, an amount of our ordinary shares representing 4.91% of our share capital. Earlier disclosures by Odey Asset Management during 2006 related to exceeding 5% ownership (November 17, 2006, holding of 5.56%, May 5, 2006, holding of 5.09%) and going below the level of 5% in July (July 11, 2006, holding of 4.33%).

Alken Asset Management LLP and Vauban Fund, Sicav. On February 13, 2007 Alken Asset Management (formerly Vauban AM) and Vauban Fund, Sicav notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that they hold, as of February 6, 2007, an amount of our ordinary shares representing 5.24% of our share capital.

AQR Capital Management LLC. On February 28, 2007 AQR Capital Management notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of February 21, 2007, an amount of our ordinary shares representing 3.20% of our share capital.

UBS AG. On March 2, 2007 UBS AG notified us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) according to disclosure requirements under the German Securities Act that it holds, as of February 26, 2007, an amount of our ordinary shares representing 3.21% of our share capital.

Siemens and Matsushita. Until March 2006, Siemens and Matsushita owned together 25% of our share capital. They were parties to a shareholders’ agreement dated June 29, 1999 with a term to June 30, 2004, under which both of them had agreed to maintain its EPCOS shareholdings within a band of 12.5% (plus one share) and 20% of our issued share capital as of the completion of our 1999 initial public offering. Siemens sold its entire shareholding of 12.5% in EPCOS on March 29, 2006 and Matsushita sold its entire shareholding of 12.5% in EPCOS on October 23, 2006.

Related Party Transactions

Each of Siemens and Matsushita held a shareholding of 12.5% in EPCOS until they sold their shareholdings in March 2006 and October 2006, respectively. For more information on our relationship with Siemens and Matsushita, see Item 4. “Information on the Company — History and Development of the Company — History” and above under “— Major Shareholders.”

We are parties to agency and distributorship agreements with 7 Siemens affiliates in various territories worldwide as of September 30, 2006. Each such Siemens agent or distributor has non-exclusive rights to solicit and mediate sales in its respective assigned territory. We agree separately with most agents and distributors on sales margins for our products in their territory for sales made for their own accounts. We decide whether commission-based sales may take place. We determine commissions on a case-by-case basis for our agents. These commissions are based on the agent’s contribution, the nature and volume of the transaction and the price realized. In fiscal year 2006, we paid sales commissions in the amount of €2.9 million to Siemens up to the date of sale of its EPCOS shares. For further information on agreements with Siemens, see Item 10. “Additional Information — Material Contracts” and Note 12 to our Consolidated Financial Statements.

We have also entered into a number of intellectual property licensing and development agreements with Matsushita Electronic Components Co., Ltd. These include a license agreement entered into in fiscal year 2000 on certain know-how of Matsushita relating to tantalum capacitors, for which we have agreed to make specified lump-sum payments and pay specified licensing fees. In January 2006, Matsushita granted to us, against payment of certain lump sum fees, the right to sublicense to a certain extent to Kemet Corporation and certain of its subsidiaries the know-how pertaining to tantalum capacitors licensed to us under the aforementioned agreement and patents relating thereto. In fiscal year 2002 we entered into a know-how cross-license agreement with Matsushita that grants to us and to Matsushita non-exclusive and non-transferable licenses for reciprocal use of certain know-how relating to the production of surface acoustic wave components. These mutual licenses are not royalty bearing. As of June 1, 2002 and as of November 20, 2003 we entered into two development agreements with Matsushita regarding certain SAW devices. We do not believe that any of these agreements are material either to us or to Matsushita. In connection with these agreements, we had total expenses, consisting of license and service fees as well as purchases of inventories and services charged to cost of goods sold, to Matsushita Electronic Components Co., Ltd. in the amount of €4.3 million in fiscal year 2006. For further information on agreements with Matsushita, such as the patent cross license agreement with Matsushita Electric Industrial Co., Ltd. and the frame agreements on technical cooperation with Matsushita Electronic Components Co., Ltd. as well as with Matsushita Electric Industrial Co., Ltd., which were renewed and extended with effect from June 30, 2004, see Item 10. “Additional Information — Material Contracts” and Note 12 to our Consolidated Financial Statements.

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

The banning of certain hazardous substances has become a global issue. The EU directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment were to be implemented in the EU member states on July 1, 2006. We are in particular affected by the ban on lead (subject to exceptions for certain applications) required by these directives. China now enforces a law on Management Methods for Controlling Pollution by Electronic Information Products (EIP) that is equivalent to the bans enforced in the EU, but the marking and product certification requirements exceed the requirement of the EU directives. Furthermore, the scope of this legislation is broader than the European ones, covering even medical devices and measurement instruments. We anticipate higher demands from our customers for material information, compliance declaration and analytical testing. This will raise our costs for certification and documentation. The risk of environmental liability is inherent in our current and historical manufacturing activities, but will now increase as other countries such as Korea, Australia, parts of USA, etc. enact and enforce similar laws.

In addition, we expect to incur significant environmental capital expenditures over the next several years. Imminent EU regulation such as the registration, evaluation, and authorization of chemical substances (REACH) will extend the responsibility for product safety and making available information on application and exposure to all manufacturers, importers and downstream users. In a first step all chemicals imported into or manufactured in the EU in an amount exceeding one metric ton will be required to be registered. An evaluation of the chemicals by EU authorities based on test results and other available information might be a second step. As EPCOS is both a downstream user or importer of chemicals and preparations, we are required to register and evaluate materials used for production to a certain extent. If there are concerns about carcinogenic, mutagenic etc. properties of these materials and substances we have to undergo an authorization procedure, which may result in a restriction of the use of these materials. There is also a certain risk that raw materials may be withdrawn by suppliers as the costs imposed by REACH may exceed the level of economic production. Thus REACH could adversely affect our manufacturing costs or product sales because it may force us to change production processes, the design of our products or to use more costly materials.

On July 6, 2005, the European Parliament issued a directive establishing a framework for the setting of ecodesign requirements for energy-using products. The initial focus will be on electric motor systems, water heaters, domestic appliances, consumer electronics, office equipment, and lighting because these products have been identified as having high potential for a cost-effective reduction in greenhouse gasses. Over time, implementation will expand to include all energy-using products, defined as any product that is dependent on energy input (electricity, fossil fuels, and renewable energy sources) to work as intended. Relevant information on material and energy consumption of our electronic components and modules is to be provided to our customers on request. Even more, there might be a strong request for reworking the design and material selection of our products. This could also harm our business by forcing us to increase research and development expenditures shortening the useful sales lives of our products.

Although environmental considerations such as energy and materials consumption and reduction of emissions make us spend more on improvements and expansions of our facilities than might otherwise be necessary if regulations were less stringent, only minimal amounts of our investments are solely related to environmental compliance up to now. However, additional investments for environmental compliance could, either individually or in the aggregate, adversely affect our business or financial condition.

Dividend Policy

We expect to reinvest most of our earnings in the next few years to finance our continued growth. The level of dividends in each year will depend on general business conditions, our current and expected future financial performance, our funding requirements and other relevant factors. We will pay any dividends on our shares in euro. We have not paid any dividend in respect of the fiscal years 2002 through 2005. With respect to fiscal year 2006, a dividend of €0.20 per share was paid on February 15, 2007.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (Handelsgesetzbuch). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings (after deduction of certain reserves) as shown in the Company’s annual German statutory accounts. This amount differs from the total retained earnings as shown in the accompanying financial statements prepared in accordance with U.S. GAAP. As of September 30, 2006, the distributable amount was €54.443 million. As of September 30, 2005, the distributable amount was €49.203 million. As of September 30, 2004, the distributable amount was €46.392 million. As of September 30, 2003, the distributable amount was €6.234 million.

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

Frankfurt Stock Exchange*

	High	Low
	(in euro)
Monthly:
September 2006	12.01	10.50
October 2006	12.89	11.82
November 2006	14.00	12.55
December 2006	15.33	13.60
January 2007	15.72	13.65
February 2007	13.36	12.22

Quarterly:
October through December 2004	13.35	10.98
January through March 2005	11.45	9.36
April through June 2005	10.93	8.78
July through September 2005	12.45	9.93

October through December 2005	11.44	9.99
January through March 2006	12.91	10.68
April through June 2006	12.73	10.37
July through September 2006	12.01	10.10

October through December 2006	15.33	10.50

Yearly:
Financial year ended September 30, 2002	62.98	7.19
Financial year ended September 30, 2003	17.83	5.66
Financial year ended September 30, 2004	22.63	11.20
Financial year ended September 30, 2005	13.35	8.78
Financial year ended September 30, 2006	12.91	9.99

*	Source: LexisNexis.

On March 19, 2007 the closing sales price per ordinary share on the Frankfurt Stock Exchange was €12.97, as reported by Deutsche Börse AG.

Trading on the New York Stock Exchange

As of March 1, 2007, 246,485 of our American Depositary Receipts (ADRs) were outstanding, evidencing ADSs representing 246,485 of our ordinary shares or approximately 0.4% of our outstanding share capital, and there were 482 beneficial holders and 23 holders of record of ADRs.

The table below sets forth, for the periods indicated, the reported closing high and low quoted prices for the ADRs on the New York Stock Exchange:

New York Stock Exchange*

	High	Low
	(in U.S. dollar)
Monthly:
September 2006	15.25	13.35
October 2006	16.22	15.08
November 2006	18.13	15.96
December 2006	18.05	20.23
January 2007	20.59	17.69
February 2007	17.77	16.10

Quarterly:
October through December 2004	16.38	14.78
January through March 2005	15.54	12.06
April through June 2005	13.83	11.30
July through September 2005	15.21	12.01

October through December 2005	13.67	11.94
January through March 2006	15.52	12.76
April through June 2006	16.29	12.83
July through September 2006	15.25	12.80

October through December 2006	20.23	15.08

Yearly:
Financial year ended September 30, 2002	55.70	7.80
Financial year ended September 30, 2003	19.02	5.70
Financial year ended September 30, 2004	28.09	13.76
Financial year ended September 30, 2005	15.54	11.30
Financial year ended September 30, 2006	16.29	11.94

*	Source: LexisNexis.

On March 19, 2007, the closing sales price per ADR on the New York Stock Exchange was $ 17.41, as reported by LexisNexis.

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

Disclosure requirements

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. The German Securities Trading Act (Wertpapierhandelsgesetz), as amended in January 2007, however, requires each holder of our voting shares whose holding reaches, exceeds, or falls below either 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of our outstanding voting rights to notify us and the German Federal Financial Services Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing at the latest within four trading days after she or he has reached, exceeded or fallen below such a threshold. In this notification, the shareholder must also state the percentage of the share capital she or he holds. Such holder cannot derive any rights from those shares until this disclosure requirement is satisfied. The German Securities Trading Act also contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) sets forth a threshold of 30% or more of the voting rights at which a person is deemed to have gained “control” of a publicly listed company. In such a case, this controlling person is required to publish the acquisition of “control” and to launch a public tender offer for the outstanding shares.

In July 2002, the German Securities Trading Act was amended to require the reporting of certain directors’ dealings. These requirements were expanded in October 2004 by the Investor Protection Improvement Act (Gesetz zur Verbesserung des Anlegerschutzes). Persons having regular access to insider information and being entrusted with the direction of an issuer whose securities are admitted to trading on a domestic stock exchange, such as in particular members of the management and supervisory boards of the issuer, have to notify both the issuer and the German Federal Financial Services Authority of acquisitions and sales of shares of the issuer or of other financial instruments relating to the issuer or its shares. This obligation also applies to certain relatives of the persons concerned, such as their spouses and dependent children, as well as certain companies and institutions affiliated with them. As a de-minimis exception, transactions are exempted from the notification obligations if the total value of all relevant transactions of one of these persons and its relatives and affiliates within one calendar year does not exceed €5,000. In addition, the issuer has to publish all notifications it has received. In fiscal year 2006, we received no notifications regarding directors dealings in our shares. On November 13, 2006, one supervisory board member notified us of a purchase of 5,500 shares.

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

In fiscal year 2002, we repurchased 51,410 shares at an average purchase price of €40.10 per share and reissued 26,416 shares to our employees. The repurchase took place pursuant to a stock buy back program in order to offer discounted shares to our employees as described under Item 6. “Directors, Senior Management and Employees.” As of September 30, 2003, we held 25,000 shares in preparation for such an offer to our employees for fiscal year 2003, but in October 2003, the management board decided to stop the employee share purchase plans so that we do not plan to offer an employee share purchase plan for fiscal year 2004 and the years thereafter. In accordance with German law, we sold these shares into the market outside the United States in November 2003. We did not repurchase additional shares in fiscal years 2006, 2005 or 2004.

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

The German Corporate Governance Code

In February 2002, a Government Commission established by the Ministry of Justice published a German Corporate Governance Code (the “CGC”), which summarizes the fundamental guidelines of corporate governance in Germany. The CGC was updated in May 2003, in June 2005 and in June 2006.

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

Although the CGC does not have the force of law and compliance with the recommendations and suggestions set forth in the CGC is voluntary, Section 161 of the German Stock Corporation Act requires that the management board and the supervisory board of a covered company declare annually either that the company has complied, and will continue to comply, with the recommendations set forth in the CGC or, alternatively, which recommendations the company has not complied, or does not comply, with (so-called “comply or explain” system). There is no similar requirement to issue a declaration with respect to the suggestions contained in the CGC. On December 14, 2006, our management board and supervisory board issued the revised, annual declaration of conformity stating that we have been, since the last declaration of conformity issued on December 13, 2005, and are in compliance with all of the recommendations set forth in the CGC, with the following exceptions (see Exhibit 15 to this annual report for a copy of this declaration):

(i)	Our directors’ and officers’ liability insurance policies for the members of our management and supervisory board do not provide for any deductibles. This coverage is provided under a Group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, deductibles are not customary outside Germany.

(ii)	The stock option plans approved by the annual general meeting in 1999 and 2004 are not based on comparative parameters such as the performance of stock indices. It would be impossible for EPCOS to define objectively a relative performance target based on a comparative index because no index for manufacturers with comparable product portfolios is available on the market. Furthermore, independent attempts to compile an industry index suitable for comparison would not work due to the small number of listed competitors. In addition, the 1999 SOP did not provide for a limitation (cap) in case of extraordinary, unforeseen developments in connection with stock options granted to the management board as provided for in the current CGC. However, the 2004 SOP approved by the annual general meeting on February 11, 2004, expressly authorizes the supervisory board to introduce a cap corresponding to the CGC’s recommendation. The supervisory board made use of this authorization each time it issued stock options based on the 2004 SOP to members of the management board.

(iii)

On February 14, 2007, the supervisory board nominated and the annual general meeting elected Dr. Bodo Luettge to the supervisory board for a five-year term of office, although at the end of his term Dr. Luettge will be about a year older than the age limit of 71 years previously defined by the supervisory board. The main reason for this contravention of the age limit is the wealth of experience that qualifies Dr. Luettge especially well for a position on our supervisory board. Since 1991, Dr. Luettge was Chief Financial Officer at Siemens Matsushita Components – EPCOS’ legal predecessor – and up until March 2003 he was Chief Financial Officer at EPCOS. Prior

to these engagements, he had spent two decades in positions of responsibility in corporate planning, accounting and finance at Siemens.

(iv)	The annual shareholder meeting on February 16, 2005 elected Mr. Joachim Reinhart to the supervisory board. Even though Mr. Reinhart belongs to the executive management of Matsushita, one of our competitors, we believe that his representation on the board will not give rise to issues of conflicts of interest and that the outstanding qualifications of Mr. Reinhart will be very valuable to us. Any conflict of interest that might arise for Mr. Reinhart can be avoided if he does not take part in the relevant supervisory board consultations or abstains from voting on relevant decisions.

(v)	Compensation of the members of the supervisory board does not contain any variable component linked to the Company’s performance. This exception is intended to avoid any conflicts of interest with the supervisory board’s monitoring functions by aligning the compensation to the Company’s performance.

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

Under German law, the only committee required by law is the mediation committee, which is a supervisory board committee that must be formed in all companies that are subject to the principle of co-determination. The mediation committee consists of the chairman of the supervisory board, the deputy chairman, one shareholder representative and one employee representative. The committee convenes when the supervisory board as a whole is unable to reach the required supermajority of votes for the appointment or dismissal of members of the management board. For more information on the mediation committee see Item 6. “Directors, Senior Management and Employees —Supervisory Board.”

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

For further information on our relationship with Siemens, see Note 12 to our Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

For further information on our relationship with Matsushita Electronic Components Co., Ltd., see Note 12 to our Consolidated Financial Statements and Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Zimbabwe, Sudan, Somalia and Iraq. The German Central Bank (Deutsche Bundesbank) publishes information concerning financial sanctions programs at: http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.en.php.

For statistical purposes, there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euro and other currencies made through financial institutions, as well as netting and clearing arrangements.

German residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a non-resident. Further details on reporting requirements may be obtained at: http://www.bundesbank.de/meldewesen/mw.en.php.

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

For many Non-German Holders (e.g., U.S. shareholders) the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To benefit from the reduced rate of withholding tax under an applicable income tax treaty, a Non-German Holder generally is required to apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany; www.bzst.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the electronic foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Taxation of capital gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Interest Rate Risks

During fiscal year 2005 and fiscal year 2006, changes in interest rates did not have a material impact on our results of operations, capital resources or liquidity. The syndicated credit facility of €250 million, provided by twelve international banks, was not used at the end of fiscal year 2006. It is thus available in full and, in any event, does not provide for an interest rate risk above market standard. The convertible bond we issued in fiscal year 2003 carries a fixed rate and therefore reduces overall interest rate risk. For further information on our liquidity risks, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Liquid assets available within our group are invested in the money market to ensure our solvency at all times.

In the current fiscal year 2007, we are continuing to invest parts of our liquid assets in certain securities, which do not carry any material price risk and may be sold any time.

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

Since this exposes our companies to foreign exchange risks, exchange rate hedging is an essential part of our risk management practice. One further factor is that exchange rate fluctuations improve the cost position of other electronic components and modules manufacturers and can thus affect market prices. In recent years, we have increasingly relocated our value chain and materials sourcing activities from Central Europe to countries with lower labor costs. The currencies in many of these countries are more or less closely tied to the U.S. dollar. A significant proportion of our value added is now generated in the extended U.S. dollar area. This has significantly reduced our net risk exposure. Existing foreign exchange risks are constantly recorded in our central foreign exchange management system. Appropriate instruments are then used to hedge net amounts denominated in the various currencies, usually for a period of three months.

Hedging is executed in permanent consultation with our management board. We have implemented a value-at-risk model to monitor risks resulting from foreign exchange risks outstanding. The following table indicates the strain that a 15% upward revaluation of the euro in 2007 would impose in connection with foreign exchange contracts concluded for the period from September 30, 2006, through December 31, 2006:

Sensitivity to exchange rates

(based on exchange rates on September 30, 2006)

(euro in million)

	U.S. $	Yen	Singapore dollar
Net foreign exchange volume at risk	127	(31)	(34)
Result of 15% revaluation of the euro*	(17)	4	4

*	Impact on net cash flow adjusted for forward foreign exchange contracts.

Investments in our foreign subsidiaries are not protected against exchange rate fluctuations. Valuation differences between balance sheet dates directly affect our group’s equity capital.

We believe that changes in exchange rates have not generally had a direct material impact on our results of operations, capital resources or liquidity, in part due to our foreign currency hedging policy. As we explain under Item 4. “Information on the Company – Description of Business – Competition,” the value of the Japanese yen and U.S. dollar versus the euro may affect our competitiveness. A strengthening of the yen could help our competitiveness vis-à-vis Japanese producers, despite the negative financial statement impact resulting from the unhedged portion of the excess of our yen denominated expenses over revenues. On the other hand, a weakening of the U.S. dollar would benefit our U.S.-based competitors while reducing our operating income since our U.S. dollar denominated revenues exceed our expenses. In fiscal year 2006, the devaluation of the U.S. dollar and Yen against the euro continued to give our Japanese and U.S. competitors cost and competitive advantages and place increasing pressure on prices for EPCOS. We do not expect that future changes in foreign exchange rates would have a material impact on our liquidity or capital resources since most of our funding is denominated in euro.

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures. EPCOS, under the participation and supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2006. Based on that evaluation, the CEO and the CFO concluded that, as of September 30, 2006, EPCOS’ disclosure controls and procedures were effective and designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed in documents filed or submitted with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe our pre-existing disclosure controls and procedures were adequate to enable us to comply with these disclosure obligations, we implemented some changes responding to recent legislation and regulations, primarily to formalize and document procedures already in place. We also established a disclosure committee which consists of certain members of the Company’s senior management.

Management’s Annual Report on Internal Control Over Financial Reporting. Management of EPCOS AG is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. GAAP.

As of the end of 2006 fiscal year, management conducted an assessment of the effectiveness of internal control over financial reporting in accordance with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management has determined that the Company’s internal control over financial reporting as of September 30, 2006 was effective.

The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorization of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006 has been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report appearing below.

Attestation Report of the Registered Public Accounting Firm. “We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that EPCOS AG maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). EPCOS AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that EPCOS AG maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, EPCOS AG maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EPCOS AG and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, cash flows, and changes in shareholder’ equity and comprehensive income (loss) for each of the years in the three-year period ended September 30, 2006, and our report dated December 29, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

December 29, 2006”

Changes in Internal Control Over Financial Reporting. There has not been any change in our internal control over financial reporting during fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On February 3, 2003, the supervisory board determined that Dr. Heraeus qualifies as a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. The supervisory board also determined that Dr. Heraeus is independent within the meaning of the SEC and New York Stock Exchange Rules. Dr. Heraeus resigned from his position as a member of the supervisory board with effect from the end of the annual general meeting for fiscal year 2006. Subsequently, the supervisory board determined on February 14, 2007 that the newly elected supervisory board member Dr. Luettge would replace Dr. Heraeus in the audit committee and that he qualifies as a financial expert within the meaning of Section 407 of the Sabarnes-Oxley Act of 2002. The supervisory board also determined that Dr. Luettge is independent within the meaning of the SEC and New York Stock Exchange Rules.

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

Item 16C. Principal Accountant Fees and Services

The following table shows, in respect of each of the last two fiscal years, information concerning the fees incurred for professional services rendered by KPMG, EPCOS’ principal accountant.

	Fiscal year ended September 30,
	2006	2005
	(euro in millions)
Audit Fees	1.2	1.0
Audit-Related Fees	0.1	0.2
Tax Fees	0.1	0.1
All Other Fees	0.0	0.0

Total	1.4	1.3

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In fiscal year 2006, EPCOS AG or any of its affiliates has not purchased any of its equity securities.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of EPCOS AG

We have audited the accompanying consolidated balance sheets of EPCOS AG and subsidiaries (the Company) as of September 30, 2006 and 2005, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EPCOS AG and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 29, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of, and the effective operation of, internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

December 29, 2006

EPCOS AG

Consolidated Statements of Operations

For the years ended September 30, 2006, 2005 and 2004

(€ thousand, except per share data)

	Note	2006	2005	2004
Net sales from continuing operations
Third parties		1,208,680	958,223	1,025,290
Related parties	12	100,801	191,796	230,017

Total net sales		1,309,481	1,150,019	1,255,307

Cost of goods sold	12	1,083,035	979,262	986,534
Gross profit		226,446	170,757	268,773
Research and development expenses	12	71,177	63,928	69,296
Marketing and selling expenses	12	104,648	111,290	116,233
General and administrative expenses	12	13,394	13,170	14,584

		189,219	188,388	200,113

Operating (loss) income		37,227	(17,631)	68,660
Interest income		4,710	3,164	4,291
Interest expense		(13,740)	(10,906)	(9,750)
Foreign exchange gains (losses), net		1,494	(4,702)	(6,086)
Impairment on goodwill	9	—	(11,800)	—
Other income, net	17	6,678	7,273	4,888
Share of net income (losses) of unconsolidated affiliates and at equity companies		1,420	(6)	102
Income (Loss) before income taxes and minority interest		37,789	(34,608)	62,105
Provision for income taxes	18	(2,210)	(31,479)	(10,899)
Minority interest		(419)	(234)	(223)

Net income (loss) from continuing operations		35,160	(66,321)	50,983
Loss from discontinued operations, net of income taxes	8	(13,983)	(52,941)	(1,755)

Net income (loss)		21,177	(119,262)	49,228

Basic (loss) earnings per share in €	19
Net income (loss) from continuing operations		0.54	(1.02)	0.78
Net loss from discontinued operations		(0.21)	(0.81)	(0.03)
Diluted (loss) earnings per share in €
Net income (loss) from continuing operations		0.52	(1.02)	0.74
Net loss from discontinued operations		(0.21)	(0.81)	(0.03)

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Balance Sheets

As of September 30, 2006 and 2005 (€ thousand, except share data)

	Note	2006	2005
ASSETS
Current assets
Cash and cash equivalents	4	268,851	193,438
Accounts receivable, net	5, 12	217,074	201,991
Inventories, net	6	213,808	226,802
Prepaid expenses and other current assets	7	45,264	46,579
Deferred income taxes	18	6,446	8,708
Assets held for sale	8	15,572	—

Total current assets		767,015	677,518

Property, plant and equipment, net	9	493,378	576,284
Intangible assets, net	9	15,436	19,141
Deferred income taxes	18	94,036	70,169
Other assets	9	44,678	33,822

Total assets		1,414,543	1,376,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	12	153,460	133,904
Accrued expenses and other current liabilities	10	113,911	119,065
Short-term borrowings	11	89,265	107,467
Current portion of long-term debt	11	24,990	24,944
Deferred income taxes	18	14,424	3,629
Liabilities held for sale	8	14,322	—

Total current liabilities		410,372	389,009

Long-term debt, excluding current installments	11	194,752	206,127
Pension liabilities	20	168,816	165,768
Deferred income taxes	18	16,827	18,503
Other liabilities	13	46,027	40,270
Minority interest		2,055	764

Total liabilities		838,849	820,441

Shareholders’ equity	14
Share capital – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding in 2006 and in 2005		65,300	65,300
Additional paid-in capital		256,127	254,833
Retained earnings		308,425	287,248
Accumulated other comprehensive loss		(54,158)	(50,888)
Total shareholders’ equity		575,694	556,493

Total liabilities and shareholders’ equity		1,414,543	1,376,934

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the years ended September 30, 2006, 2005 and 2004 (€ thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total Shareholders’ equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net income	—	—	49,228	—	—	49,228
Currency translation adjustment	—	—	—	(4,491)	—	(4,491)
Unrealized gains on securities (net of tax of 36)	—	—	—	508	—	508
Reclassification of gains from Cash flow hedges to net income (net of tax of 373)	—	—	—	(722)	—	(722)
Cash flow hedges (net of tax of 475)	—	—	—	(1,425)	—	(1,425)
Additional minimum pension liabilities (net of tax of 1,797)	—	—	—	(2,696)	—	(2,696)

Total comprehensive income						40,402

Sale of treasury shares	—	(392)	—	—	878	486

Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net loss	—	—	(119,262)	—	—	(119,262)
Currency translation adjustment	—	—	—	13,133	—	13,133
Reclassification of gains from securities to net income (net of tax of 6)	—	—	—	(43)	—	(43)
Unrealized gains on securities (net of tax of 23)	—	—	—	877	—	877
Reclassification of losses from Cash flow hedges to net income (net of tax of 475)	—	—	—	1,425	—	1,425
Cash flow hedges (net of tax of 138)	—	—		416	—	416
Additional minimum pension liabilities (net of tax of 13,024)	—	—	—	(19,617)	—	(19,617)

Total comprehensive loss						(123,071)

Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	—	556,493

Comprehensive Income:
Net income	—	—	21,177	—	—	21,177
Currency translation adjustment	—	—	—	(6,086)	—	(6,086)
Reclassification of gains from securities to net income (net of tax of 5)	—	—	—	(40)	—	(40)
Unrealized gains on securities (net of tax of 11)	—	—	—	1,065	—	1,065
Reclassification of gains from Cash flow hedges to net income (net of tax of 138)	—	—	—	(416)	—	(416)
Cash flow hedges (net of tax of 145)	—	—	—	(432)	—	(432)
Additional minimum pension liabilities (net of tax of 1,702)	—	—	—	2,639	—	2,639

Total comprehensive income						17,907

Share based payment	—	1,294	—	—	—	1,294

Balances as of September 30, 2006	65,300	256,127	308,425	(54,158)	—	575,694

See Notes to Consolidated Financial Statements

EPCOS AG

Consolidated Statements of Cash Flows

For the years ended September 30, 2006, 2005 and 2004 (€ thousand)

	2006	2005	2004
Cash flows from operating activities
Net income/(loss)	21,177	(119,262)	49,228
Adjustment to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	127,357	208,086	155,299
Provision for doubtful accounts	484	1,387	(165)
Loss/(Gain) on sale of property, plant and equipment and businesses	76	(222)	(1,635)
Share of net losses/(income) of unconsolidated affiliates and at equity companies	(1,420)	6	(102)
Minority interest	419	234	223
Deferred income tax	(14,555)	18,805	(1,795)
Non-cash item	1,294	—	—
Changes in assets and liabilities, excluding effects of acquisitions
(Increase)/Decrease in accounts receivable	(34,993)	11,770	(27,968)
(Increase)/Decrease in inventories	(9,237)	20,549	(38,089)
Decrease/(Increase) in prepaid expenses and other current assets	2,085	(2,914)	(8,615)
Increase/(Decrease) in accounts payable	45,127	(30,000)	29,903
Increase/(Decrease) in accrued expenses and other current liabilities	286	(23,397)	(7,125)
Increase in other assets	(7,009)	(3,134)	(1,813)
Increase in pension liabilities	8,866	6,085	5,571
Increase in other liabilities	5,863	100	2,550

Net cash provided by operating activities	145,820	88,093	155,467

Cash flows from investing activities
Proceeds from sale of equipment	3,480	1,419	4,132
Capital expenditures	(115,656)	(152,589)	(111,426)
Investments in unconsolidated affiliates and at equity companies	(3,271)	(2,249)	(616)
Net proceeds from sale/disposition of businesses	68,038	—	—

Net cash used in investing activities	(47,409)	(153,419)	(107,910)

Cash flows from financing activities
Net (decrease)/increase in short-term borrowings	(14,865)	(1,582)	9,344
Extinguishment of long-term debt	—	(893)	(127)
Proceeds from issuance of long-term debt	16,578	46,118	3,074
Principal payments on long-term debt	(23,130)	(25,348)	(15,041)
Principal payments under capital lease obligations	(19)	(47)	(637)
Sale of treasury stock	—	—	486

Net cash provided by (used in) financing activities	(21,436)	18,248	(2,901)

Effect of exchange rate changes on cash and cash equivalents	(1,562)	2,130	(2,067)
Net increase/(decrease) in cash and cash equivalents	75,413	(44,948)	42,589
Cash and cash equivalents at beginning of year	193,438	238,386	195,797

Cash and cash equivalents at end of year	268,851	193,438	238,386

See Notes to Consolidated Financial Statements

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company and basis of presentation

EPCOS AG (the “Company”) is a leading producer and supplier of electronic components and modules with headquarters in Munich/Germany. The Company has research and design centers and manufacturing facilities in Europe, Asia and the Americas, and a worldwide sales network. Electronic components and modules are used in all types of electronic circuitry. The Company designs its product offerings to meet the needs of its principal customer groups, such as the telecommunication, automotive, consumer and industrial electronics industries and the information technology industry. Customers consist of equipment manufacturers and other companies that make modules or subsystems for equipment manufacturers, and distributors.

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

After the IPO in October 1999, and after the public sale of shares of EPCOS AG, Siemens and Matsushita group each held 12.5% plus one share of the Company’s outstanding share capital. At the end of the second quarter of fiscal 2006 Siemens sold its interest in EPCOS AG.

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

(c) Consolidated Group

The consolidated financial statements include all material German and foreign subsidiaries which EPCOS AG directly or indirectly controls. As of September 30, 2006, 2005 and 2004, the following number of companies was consolidated alongside EPCOS AG:

	2006	2005	2004
Consolidated
Germany	2	2	2
Foreign	27	27	27

	29	29	29
At Equity	2	1	—

	31	30	29

The consolidated financial data for these companies is derived from their individual financial statements as of September 30 of each respective year.

Entities valued at equity are accounted for according to the equity method. Intercompany gains and losses resulting from transactions with entities valued at equity were not eliminated in the consolidated financial statements; transactions with entities valued at equity were performed in accordance with customary market practices. These inventories at the balance sheet date are not material.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e) Inventories

Inventories are stated at the cost of acquisition or production or at the market price, after applying the “lower-of-cost-or-market” principle. The cost of production is principally determined by the weighted average method and comprises direct material and labor costs plus applicable manufacturing overheads, including depreciation charges.

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

(g) Equipment under capital leases

The Company leased some of its office equipment under capital lease agreements in prior periods. The assets and liabilities under capital leases are recorded at the present value of aggregate future minimum lease payments or at the fair value of the assets leased, whichever is lower. Assets under capital leases are amortized over the lease term or useful life of the asset, whichever is shorter.

(h) Intangible assets

Intangible assets other than goodwill are carried at acquisition cost net of accumulated amortization, calculated under the straight-line method over the respective useful life of the asset.

Intangible assets other than goodwill, which is the excess of purchase price over fair value of net assets of companies acquired, consist of customer lists, patents and licenses. Patents are amortized over the term of the patent. Customer lists are amortized over a maximum of 10 years. Licenses are amortized over the term of the licensing agreement.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value.

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

(j) Revenue recognition

Revenues resulting from sales of products are recognized under SEC Staff Accounting Bulletin (“SAB”) No. 104 Revenue Recognition only when corresponding agreements exist, the purchase price is fixed or clearly defined, products are shipped and the payment of the customer is reasonably predictable. Revenue from sales is recognized net of discounts, customer bonuses and rebates granted.

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

For hedging of currency and interest rate risks, the Company entered into interest rate and cross-currency swaps. The market value of the financial instruments including derivatives is disclosed in Note 22.

(n) Securities

The Company classifies its existing marketable securities as available for sale in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value with unrealized gains or losses reported in shareholder’s equity as a component of other comprehensive income (loss), unless impaired. Gains/losses on securities sold or impaired are booked in the statements of operations.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Translation of financial statements into euros

The Group’s reporting currency is the euro (€). The balance sheet items of subsidiary companies whose functional currency is not the euro are translated at the exchange rate applying on the balance sheet date. Income statement items are converted at the weighted average exchange rate for the respective year. The resulting translation differences are reported as separate components of equity under other comprehensive income/loss.

(p) Use of estimates

The Company’s management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP. Actual results may differ from those estimates.

(q) Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. In calculating the diluted earnings per share, the weighted average number of outstanding shares is increased by the number of additional shares that would potentially dilute common shares had they been issued. For computations of basic and diluted earnings per share, see Note 19.

(r) Stock-based compensation

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value at the grant date, whereas related compensation cost is recognized based on the estimated number of instruments to be issued. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2006 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to October 1, 2005, based on grant date fair value estimated in accordance with SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, stock options were accounted for under the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Therefore compensation expenses for granted share options are calculated by comparing the exercise price with the market value at the measurement date. The statements of operations of both prior periods do not include any compensation expenses from stock based compensation because the exercise price on the measurement date was identical with the market value of corresponding share.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On September 30, 2006, the Company has two stock based compensation plans for employees and members of the Management Board. For further details of stock-based compensation, see Note 15.

The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123R:

Net income (loss) and earnings (loss) per share

For the years ended September 30 (€ thousand)	2006	2005	2004
Net income (loss)
As reported	21,177	(119,262)	49,228
Less: total compensation expense for stock options (calculated using the fair value method, except share data)	—	(2,320)	(4,983)

Pro forma	21,177	(121,582)	44,245

Basic and diluted earnings (loss) per share (in €)
Basic
as reported	0.32	(1.83)	0.75
pro forma	0.32	(1.86)	0.68

Diluted
as reported	0.32	(1.83)	0.71
pro forma	0.32	(1.86)	0.65

For further details to stock option plans, see Note 15.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3. Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN No. 48), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 as of fiscal year 2008 as required. The Company is currently evaluating the effects, if any, the adoption of FIN No. 48 will have on the Company’s financial position and results of operations.

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standards No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement requires companies with one or more single-employer defined benefit plans, among other things, to

a. Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position.

b. Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs.

c. Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position.

The Company will adopt SFAS No. 158 as of fiscal 2007 as required. The adoption is expected to have a material impact on the consolidated statements of the Company (see Note 20. Pensions).

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4. Cash and cash equivalents

Under cash and cash equivalents, €2.775 million is listed as restricted funds for September 30, 2006 (September 30, 2005: €1.053 million). These assets are a security for partial retirement funds.

5. Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The following table presents changes to the allowance for doubtful accounts for the years ended September 30, 2006, 2005 and 2004:

Allowance for doubtful accounts

For the years ended September 30 (€ thousand)	2006	2005	2004
Allowance for doubtful accounts, beginning of year	4,182	3,006	4,354
Additions (reductions) charged to bad debt expense	484	1,387	(165)
Write-offs charged against the allowance	(589)	(429)	(1,088)
Recoveries of amounts previously written-off	—	1	9
Foreign exchange translation adjustment	(105)	217	(104)

Allowance for doubtful accounts, end of year	3,972	4,182	3,006

The amount of factored accounts receivable for the years ended September 30, 2006, 2005 and 2004, was €90.201 million, €101.787 million and €126.936 million, respectively. Total interest expense on these transactions amounted to €0.202 million, €0.191 million and €0.247 million, respectively, for the years ended September 30, 2006, 2005 and 2004.

6. Inventories, net

Net inventories

As of September 30 (€ thousand)	2006	2005
Raw materials and supplies	56,730	59,356
Work in process	64,015	58,028
Finished products	93,063	109,418

Total inventories, net	213,808	226,802

Amounts appearing in the preceding table are presented net of valuation allowances of €25.852 million and €32.823 million as of September 30, 2006 and 2005, respectively.

For September 30, 2006 and 2005, €17.202 million and €17.996 million of the above-mentioned inventories are in consignment stocks at customers.

7. Prepaid expenses and other current assets

The Prepaid expenses and other current assets as of September 30, 2006 and 2005, include tax receivables in amount of €15.358 million and €22.745 million and prepaid expenses in amount of €3.479 million and €2.279 million, respectively.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8. Discontinued operations/assets and liabilities held for sale

Discontinued operations

On December 12, 2005, EPCOS signed a contract to sell its Tantalum Capacitor Business Unit to Kemet Corporation, Greenville/USA (“Kemet”). The sale includes the plants in Évora, Portugal and parts of the activities in Munich and Heidenheim, Germany. EPCOS closed the deal transfering its Tantalum Capacitor Business on September 30, 2006. The results of the Tantalum Capacitor Business are shown as discontinued operations for all periods presented. Both German sites are split in accordance with the share of the sold activities; the Portuguese entity is included in discontinued operations completely. The information for prior years has been adjusted.

Gains and losses of discontinued operations for the years ended September 30, 2006, 2005 and 2004 are as follows:

Consolidated Statements of Operations from discontinued operations

For the years ended September 30 (€ thousand)	2006	2005	2004
Total net sales from discontinued operations	89,466	87,497	106,912
Cost of goods sold	(97,273)	(137,273)	(105,187)

Gross profit	(7,807)	(49,776)	1,725

Research and development expenses	(9,382)	(6,367)	(5,273)
Marketing and selling expenses	(4,083)	(4,990)	(5,834)
General and administrative expenses	(990)	(92)	(238)

	(14,455)	(11,449)	(11,345)

Operating loss	(22,262)	(61,225)	(9,620)

Interest income	106	7	8
Interest expense	(740)	(918)	(429)
Other income (expense), net	4,259	(315)	7,007

Loss before income taxes and minority interest	(18,637)	(62,451)	(3,034)

Provision for income taxes	4,654	9,510	1,279

Net loss from discontinued operations	(13,983)	(52,941)	(1,755)

Cash flow relating to the discontinued operations for fiscal 2006 amounted to €48.5 million. Cash provided by operating activities amounted to minus €11.9 million and cash provided by investing activities amounted to €60.4 million (including €68.0 million, net, from the sale).

The net result of the sale of the Tantalum Capacitor Business Unit in fiscal 2006 amounted to €0.1 million. Cost of goods sold during fiscal 2005 includes an impairment on non-current assets in amount of €46.5 million in the Tantalum Capacitor Business Unit.

Assets held for sale

As a further component of the sale a Manufacturing and Supply Agreement was signed. Per agreement EPCOS continued to produce Tantalum Capacitors in Heidenheim for sale to Kemet. The related production equipment was sold to Kemet at the end of the contract period. Assets and liabilities related to the Tantalum Capacitors Business, and not yet transferred at the balance sheet date, are classified as held for sale at September 30, 2006. These assets and liabilities result from the ongoing support of the supply agreement which is expected to expire on March 31, 2007. The ongoing support serves to help ensure the transition of customers and sales infrastructure to the buyer.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Assets and liabilities held for sale as of September 30, 2006, are as follows:

Assets and liabilities held for sale

As of September 30, 2006 (€ thousand)
Inventories, net	4,047
Accounts receivable, net	11,525

Assets held for sale	15,572

Accounts payable	14,322

Liabilities held for sale	14,322

Assets classified as held for sale are not to be depreciated in compliance with SFAS No. 144. No impairment was recognized relating to assets held for sale in fiscal 2006. In fiscal 2005 an impairment charge relating to these assets was recorded in consideration of the pending disposal of the Tantalum Capacitor Business Unit. The result of the valuation showed a market value of the corresponding assets that was smaller than the net book value of these assets. The impairment concerned property, plant and equipment at the locations in Évora/Portugal and Munich and Heidenheim/Germany.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9. Fixed assets, net

Fixed asset schedule

Information with respect to changes to the Company’s intangible assets, property, plant and equipment and long-term financial assets is presented in the following fixed asset schedule:

Acquisition and manufacturing costs

As of September 30 (€ thousand)	2005	Additions	Reclassification	Disposals	Translation adjustment	2006
Goodwill	23,248	—	—	(150)	(29)	23,069
Other intangible assets	47,145	728	—	(4,138)	(119)	43,616

Intangible assets	70,393	728	—	(4,288)	(148)	66,685

Land	9,475	187	—	(1,101)	(264)	8,297
Buildings	149,433	901	1,977	(25,711)	(1,408)	125,192
Technical equipment, machinery and other equipment	1,504,488	76,208	25,236	(200,654)	(11,537)	1,393,741
Construction in progress	40,153	38,928	(27,213)	(17,712)	(474)	33,682

Property, plant and equipment	1,703,549	116,224	—	(245,178)	(13,683)	1,560,912

Investments	4,016	2,087	2,150	(1,487)	(102)	6,664
Investment securities	17,827	2,047	—	(621)	—	19,253
Other financial assets	1,048	1,407	(2,150)	(116)	(36)	153

Long-term financial assets	22,891	5,541	—	(2,224)	(138)	26,070

Accumulated depreciation and amortization

As of September 30 (€ thousand)	2005	Additions	Reclassification	Disposals	Translation adjustment	2006
Goodwill	14,910	—	—	(12)	(2)	14,896
Other intangible assets	36,342	4,241	—	(4,127)	(103)	36,353

Intangible assets	51,252	4,241	—	(4,139)	(105)	51,249

Land	300	46	—	—	(12)	334
Buildings	74,106	3,597	—	(7,520)	(582)	69,601
Technical equipment, machinery and other equipment	1,052,859	119,473	—	(167,937)	(6,796)	997,599
Construction in progress	—	—	—	—	—	—

Property, plant and equipment	1,127,265	123,116	—	(175,457)	(7,390)	1,067,534

Investments	—	—	—	—	—	—
Investment securities	245	—	—	—	—	245
Other financial assets	—	—	—	—	—	—

Long-term financial assets	245	—	—	—	—	245

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Net book value

As of September 30 (€ thousand)	2006	2005
Goodwill	8,173	8,338
Other intangible assets	7,263	10,803

Intangible assets	15,436	19,141

Land	7,963	9,175
Buildings	55,591	75,327
Technical equipment, machinery and other equipment	396,142	451,629
Construction in progress	33,682	40,153

Property, plant and equipment	493,378	576,284

Investments	6,664	4,016
Investment securities	19,008	17,582
Other financial assets	153	1,048

Long-term financial assets	25,825	22,646

Long-term financial assets shown above are included in the consolidated balance sheets under other long-term assets.

The investment securities mainly consist of shares in funds. These securities are defined as available for sale securities under SFAS No. 115. The shares in funds do not have a specified time to maturity.

The unrealized gains are as follows for the years ended September 30, 2006 and 2005:

Unrealized gains/losses resulting from securities, net

For the years ended September 30 (€ thousand)	2006		2005
	Gains	Losses	Gains	Losses
Available for sale securities	2,414	—	1,395	—

The realized gains resulting from securities were €0.049 million, €0.739 million and €0.342 million for the years ended September 30, 2006, 2005 and 2004.

Proceeds from disposal of securities amounted €0.670 million, €12.821 million and €11.883 million for fiscal 2006, 2005 and 2004.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Depreciation expense on property, plant and equipment was €123.116 million, €189.653 million and €148.299 million for the years ended September 30, 2006, 2005 and 2004. For the year ended September 30, 2004, depreciation includes an impairment charge for the Surface Acoustic Wave (SAW) business segment in the amount of €2.680 million. In fiscal 2005 and 2006 there was no requirement for impairment in this segment. In the business segment Capacitors and Inductors there was an impairment of fixed assets in the amount of €0.100 million for fiscal year 2005 and €0.927 million for fiscal year 2004. Additionally, in the business segment Capacitors and Inductors impairment arose in amount of €46.540 million in fiscal 2005. The triggering event was mainly the disposal of the Tantalum Capacitor Business. The result of the valuation showed a market value of the corresponding assets that was smaller than the net book value of these assets. The impairment concerns property, plant and equipment at the locations in Évora/Portugal, and Munich and Heidenheim/Germany. The corresponding expenses are reported in cost of goods sold. In fiscal 2006 depreciation expense for property, plant and equipment includes impairment in amount of €2.784 million belonging to the Capacitors and Inductors business segment. In this segment an additional impairment was recorded for intangible assets in amount of €0.644 million. The impairment in fiscal 2006 was calculated based upon fair market value, derived from potential buyer’s offers.

Interest expense capitalized on construction projects amounted to €1.580 million in fiscal 2006, €1.629 million in fiscal 2005 and €1.444 million in fiscal 2004, respectively.

Goodwill

On October 1, 2001, the Company adopted SFAS No. 142. This standard requires that amortization of goodwill ceases and that the carrying amount of goodwill be evaluated for recoverability, at least annually, or when circumstances indicate possible impairment. Accordingly, the Company has not recorded any goodwill amortization since fiscal 2002. Furthermore, the Company has performed its annual impairment test of goodwill and has concluded that there was no impairment in fiscal 2004 and fiscal 2006.

EPCOS performed an impairment test on the goodwill associated with the inductors reporting unit during the second quarter of fiscal 2005 due to a significant adverse change of expected ferrite core sales volume, combined with higher than originally estimated expenses associated with the closing-down of the ferrite manufacturing facility in Bordeaux/France. During the first two quarters of fiscal 2005 and since the last annual impairment test for fiscal 2004, the Company experienced a much longer than expected decrease in demand for its ferrite cores. This development, coupled with the higher costs associated with closing-down of the manufacturing facility, resulted in a revision to the earnings and cash flow forecasts for the former segment Inductors and Ferrites. Based on these circumstances, a goodwill impairment of €11.800 million was recognized in the former segment Inductors and Ferrites in fiscal year 2005. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

The carrying amount of goodwill as of September 30, 2006 and 2005, is as follows:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Segmental analysis of goodwill

As of September 30 (€ thousand)	2006	2005
Capacitors and Inductors	3,798	3,935
Ceramic Components	4,092	4,104
SAW Components	283	299

Total	8,173	8,338

With effect beginning October 1, 2005, the business segments “Capacitors” and “Inductors and Ferrites” were combined to form a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the Tantalum Capacitor Business, which was part of the operating segment “Capacitors”. Balances reported previously have been restated for comparative purposes given the change in the segmentation.

Other intangible assets

Included in the other intangible assets as of September 30, 2006 and 2005, are the following categories of acquired other intangible assets:

Other intangible assets (finite lives)

As of September 30 (€ thousand)	2006		2005
	Gross	Net	Gross	Net
Patents, licenses and similar rights	39,226	5,556	42,888	8,670
Customer lists	3,200	1,387	3,200	1,707
Other	1,190	320	1,057	426

Other intangible assets (finite lives)	43,616	7,263	47,145	10,803

Amortization related to other intangible assets amounted to €4.241 million, €6.633 million and €7.000 million for fiscal 2006, 2005 and 2004. In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in fiscal 2006. There were no changes to such lives and there are no expected residual values associated with these intangible assets.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The development of the estimated fiscal year amortization expense is as follows:

Estimated amortization expense

Fiscal years (€ thousand)
2007	2,639
2008	1,677
2009	1,449
2010	1,142
2011	250

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities as of September 30, 2006 and 2005, are as follows:

Accrued expenses and other current liabilities

As of September 30 (€ thousand)	2006	2005
Accrued employee-related costs	57,819	57,773
Salaries and payroll taxes payable	17,865	20,784
Accruals for warranties	10,484	5,146
Taxes payable	10,040	9,608
Derivatives	2,130	1,333
Freight and transport	1,592	899
Other	13,981	23,522

Total accrued expenses and other current liabilities	113,911	119,065

The accruals for product warranties developed as follows:

Accruals for product warranties

As of September 30 (€ thousand)	2006	2005	2004
Product warranties, beginning of year	5,146	7,946	4,267
Product warranties issued during reporting period	8,499	2,913	5,463
Utilization of accruals	(2,413)	(2,429)	(2,529)
Change in estimates	(702)	(3,387)	754
Foreign exchange translation adjustment	(46)	103	(9)

Accrual as of end of period	10,484	5,146	7,946

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11. Short-term borrowings and long-term debt

Financing

As of September 30, 2006, the Company can call on a €250.000 million credit facility granted until November 2009 by a bank syndicate under the leadership of Bayerische Hypo- und Vereinsbank, The Royal Bank of Scotland and HSBC. The credit facility carries an interest rate ranging from EURIBOR or LIBOR plus 0.25%. For the unused part of the borrowing arrangement a commitment fee is paid to the syndicate of 0.0875% per year. This credit facility is bound to adherence with specific financial key data. Further members of the bank syndicate are ABN Amro Bank, Barclays Bank, BNP Paribas, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank, DZ Bank, and SEB. The credit facility was unused as of September 30, 2006. In addition, the Company has entered into a number of bilateral borrowing arrangements with international and national banks totaling €111.100 million. These borrowing arrangements were used in the amount of €37.000 million as of September 30, 2006. In addition, the Company has loans from state programs intended to foster exports and investing activities, which are not included in the borrowing arrangements already mentioned.

Short-term borrowings

Short-term borrowings as of September 30, 2006 and 2005, were €89.265 million and €107.467 million, respectively. These short-term borrowings as of September 30, 2006, consisted of unsecured bank loans and export financing in amount of €43.000 million. The export financing bears an interest rate of 2.80%. Other short-term borrowings consist of various working capital bank loans with a weighted average interest rate of 10.82% in fiscal 2006 and 8.18% in fiscal 2005.

Long-term debt

Long-term debt consists of the following:

Long-term debt

As of September 30 (€ thousand)	2006	2005
Debentures	125,000	124,620
Long-term debt with third parties	94,742	106,451

Total long-term debt	219,742	231,071
Less current installments	(24,990)	(24,944)

Long-term debt excluding current installments	194,752	206,127

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Details of currencies, interest rates, maturities and lenders of the long-term debt are given in the following table:

Long-term debt including current installments (loans and debentures)

As of September 30, 2006 (Currencies in millions)

Principal	Euro equivalent	Interest rate (in %)	Maturity (calendar year)	Lender
EUR 125.0	125.0	2.50	2010	Convertible Bond
EUR 24.0	24.0	4.2375	2007 to 2009	KfW
EUR 46.8	46.8	1.00 to 4.00	2006 to 2011	Austrian banking syndicate and government institutions
BRL 36.9	13.4	8.35 to 15.85	2006 to 2009	Banco Nacional de Desenvolvimento Econômico e Social
USD 1.8	1.4	9.70	2008	Banco Nacional de Desenvolvimento Econômico e Social
HUF 2,500.0	9.1	7.94	2008	HVB

In addition there were obligations under capital leases of €0.000 million and €0.014 million as of September 30, 2006 and 2005, respectively.

On July 16, 2003, the Company (as guarantor) through its subsidiary EPCOS Finance B.V. (as issuer) issued a convertible bond due 2010 with a nominal amount of €126.425 million at an interest rate of 2.5%. At September 30, 2006, deferred debt issuance costs were €1.425 million. The bond is convertible, at the option of the holders of the notes, into a maximum of 6,500,000 ordinary shares of the Company, at a conversion price of €19.45 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or some of the shares. The bond is unsecured and ranks pari passu with all present and future unsecured subordinated obligations of the issuer. The conversion right may be exercised by the bondholder during the period commencing on September 1, 2003, and ending on July 1, 2010. The bond holders have an early redemption option in the event of a change of control in which case each bondholder may demand from the issuer redemption of any or all of its bonds at the principal amount plus interest accrued thereon. Beginning July 17, 2008, the Company may redeem the convertible bond at the principal amount plus interest accrued thereon if the Company’s share price exceeds 150% of the conversion price on ten trading days during a period of 20 days. If the aggregate principal amount of bonds outstanding falls below €20.000 million the Company may redeem the remaining parts of the convertible bond.

On April 1, 2003, EPCOS AG entered into a loan of €40.000 million with KfW, carrying an interest rate of 4.2375%. The loan matures on September 30, 2009 and is being repaid in equal semi-annual installments, beginning March 31, 2005.

As of September 30, 2006, long-term debt with third parties includes €46.790 million held by the Company’s Austrian subsidiary EPCOS OHG. An amount of €8.684 million of this debt is secured by investment securities and €32.057 million by liens on land. The weighted average

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

interest rate of all the Austrian long-term third-party debt as of September 30, 2006 and 2005, was 1.49% and 1.91%, respectively. The loans are due in semi-annual installments over a period of up to six years.

In fiscal 2006 the Brazilian subsidiary EPCOS do Brazil Ltda. received further loans to finance capital expenditures. As per September 30, 2006, the five loans were as follows:

BRL 4.621 million (€1.675 million) with a variable interest rate currently of 15.85%	repayable including interest in monthly installments until December 2006

BRL 15.340 million (€5.562 million) with a variable interest rate currently of 8.35%	repayable including interest on May 15, 2007

BRL 15.625 million (€5.666 million) with a variable interest rate currently of 9.85%	repayable including interest in monthly installments from November 2007 until March 2008

USD 1.810 million (€1.430 million) with an interest rate currently of 9.70%	repayable including interest in monthly installments from November 2007 until March 2008

BRL 1.268 million (€0.460 million) with a variable interest rate currently of 11.85%	repayable including interest in monthly installments until July 2009

The Hungarian subsidiary EPCOS Elektronikai Alkatrész Kft. has a bank credit in the amount of Hungarian forint (HUF) 2,500.000 million (€9.158 million), with a variable interest rate currently of 7.94% payable in August 2008.

Further the Indian subsidiary EPCOS Private Ltd. (EPL) has a non-interest-bearing loan in the amount of Indian rupees (INR) 0.033 million (€0.001 million). The loan will be repaid by January 2007. The credit lines of group subsidiaries in some cases are secured by guarantee letters provided by EPCOS AG.

The aggregate amounts of long-term debt as of September 30, 2006, are, in maturity date order, as follows:

Long-term debt maturities

As of September 30, 2006 (€ thousand)
Fiscal year due
2007	24,990
2008	33,794
2009	19,296
2010	134,568
2011	7,094
Thereafter	—

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. Related party and related persons transactions

Siemens is included in the related party transactions only for the period up to its sale of the EPCOS shares. Date of sale was March 29, 2006.

Total sales to Siemens for both internal usage and resale were 6.3%, 15.0% and 16.0% of total consolidated net sales for the years ended September 30, 2006, 2005 and 2004, respectively. Resale by Siemens to third parties accounted for 0.3%, 1.0% and 2.6% of total consolidated net sales for the years ended September 30, 2006, 2005 and 2004, respectively, whereas sales directly to Siemens for internal usage accounted for 6.0%, 14.0% and 13.4% of total consolidated net sales respectively. Sales concerning Siemens are reported only for the period up to its sale for fiscal 2006.

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

The Company and its subsidiaries make use of various services provided by Siemens. These agreements are either for fixed terms or can be terminated within one to three years. Under these agreements, Siemens provides the Company with a range of personnel and administrative services. Siemens administers pension plans for the Company, as well as portions of the payroll accounting and the Company’s personnel data processing systems. Siemens also provides the Company with library and information services, as well as specific sourcing and transportation services.

The Company also purchases IT services from Siemens. In the just completed financial year Siemens performed IT services for the Company, which consisted primarily of the following: operating, servicing and development of IT systems and programs, network and telecommunications services. This business relationship between Siemens and EPCOS is based on framework and specific agreements.

Effective April 1, 1999, the Company entered into a lease with Siemens for the Company’s headquarters in Munich. The lease expires on December 31, 2010, and can be terminated with twelve months’ prior notice beginning September 30, 2008, at the earliest. The total rent in fiscal 2006 was €1.370 million. The Surge Arresters business unit, Berlin, holds a lease from Siemens for production facilities and office buildings. The contract can be terminated at the end of any quarter with twelve months’ prior notice. Total rent was €0.223 million for fiscal 2006, of which €0.113 million was incurred up to the point Siemens sold its interests in EPCOS AG. The Ceramic Components segment entered into an agreement with Siemens to lease a production building in Austria effective October 1, 1999. For further details see Note 23.

Effective July 1, 1999, the Company entered into an agreement with Siemens which allows the Company to commission Siemens with research and development projects on a project-

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

by-project basis. The agreement grants the Company all patents and rights issuing from such research and development projects. Siemens has the non-exclusive, worldwide and royalty-free right to use these patents and rights for its own business purposes.

Effective January 1, 2001, the Company acquired from Siemens the operating activity for the development of specialized applications of radio-frequency surface acoustic wave technology. The acquisition price was €5.000 million and is primarily recorded as intangible assets.

In autumn 2004 the Company signed a strategic supplier contract with Siemens VDO. This contract replaces or supersedes other contracts, like the supplier contract for piezo actuators for unit injector diesel injection systems.

Effective June 15, 1999, the Company entered into a know-how license agreement with Matsushita-Kotobuki Electronics Industries, Ltd. (“Matsushita-Kotobuki”). This agreement grants the Company a non-exclusive, non-transferable worldwide license to use Matsushita-Kotobuki’s know-how and information relating to low-temperature co-fired multilayer ceramic substrates. Matsushita-Kotobuki has agreed to provide the Company with technical advice and guidance relating to the manufacture of products that use this technology. In consideration for the rights and licenses granted to the Company, the Company made a one time payment. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products sold using this technology by the Company or its subsidiaries.

Effective June 30, 1999, the Company entered into a technical cooperation agreement with Matsushita Electronic Components Co., Ltd. (“MACO”). This agreement is the basis for a project-by-project exchange of technical know-how, advice, and shared development work. All costs are to be borne by the party which incurs them, unless otherwise agreed upon in writing. To cover MACO’s costs, the Company paid an annual fee for the period until June 30, 2004; since then, the Company and MACO continue the agreement without payments to each other. Insofar as MACO and the Company enter into specific technical cooperation and technical projects resulting from this agreement, the Company must pay either a one-time license fee or an annual fee based on sales of the affected product. It is possible to combine these alternatives.

On the basis of the aforementioned agreement, the Company and MACO entered into a license agreement effective April 5, 2000, for the use of know-how pertaining to Tantalum Capacitors, which grants the Company certain non-exclusive and non-transferable licenses for the use of the respective know-how. Additionally, MACO advises the Company on technical matters concerning the use of this know-how. In consideration of the licenses granted to the Company, the Company agreed to make initial payments. The Company also pays ongoing royalties fixed at a percentage of the net sales price of products manufactured using this technology and sold or otherwise disposed of by the Company or its subsidiaries. In January 2006, MACO, under its new name Panasonic Electronic Devices Co., Ltd., as well as Matsushita Electric Industrial Co., Ltd. granted to the Company, against payment of certain lump sum fees, the right to sublicense to a certain extent to Kemet Corporation and its subsidiaries the know-how pertaining to Tantalum Capacitors licensed to the Company under the aforementioned agreement and patents relating thereto.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Effective July 25, 2001, the Company entered into a know-how license agreement with MACO, granting the Company certain non-exclusive, non-transferable licenses to use know-how relating to the production of multilayer ceramic capacitors. In consideration for the rights and licenses granted to the Company, the Company has agreed to pay one-time license fees. A license agreement concluded between the Company and MACO as of September 1, 2001, for the use of know-how pertaining to ultracapacitors, was terminated later by common consent.

Further, the Company and MACO have entered into a SAW know-how cross-license agreement based on the technical cooperation agreement mentioned above. This agreement has been in force since January 1, 2002, and grants the Company and MACO certain non-exclusive and non-transferable licenses for reciprocal use of the respective know-how. Additionally, the Company and MACO advise each other on technical matters concerning the use of this know-how. The mutually granted licenses are royalty-free. As of June 1, 2002, and as of November 20, 2003, respectively, the Company and MACO entered into two development agreements regarding specific SAW devices. These development agreements grant the Company and MACO certain non-exclusive and non-transferable licenses for use of the development results achieved by the other party within the framework of the joint development. The Company and MACO make no payments to each other for the development work and the granted licenses.

Effective June 30, 1999, the Company entered into a patent cross-license agreement with Matsushita Electric Industrial Co., Ltd. (“MEI”). Under this agreement, both parties grant each other non-exclusive, non-transferable, worldwide licenses to their respective patents relating to both parties’ major product families. As of June 30, 2004, this agreement was renewed. The Company has agreed to pay MEI a fixed annual fee until the year 2009, at which time the Company and MEI will mutually agree to a new fee schedule.

EPCOS (Xiaogan) Co., Ltd. in China has rented office and production space from the minority shareholder Hanguang Electron Device Factory for an annual amount of €0.074 million. It also purchased materials and services from this company for €1.175 million in fiscal 2006 and €1.005 million in fiscal 2005.

The Chinese subsidiary Baoke Electronic (Wuxi) Co., Ltd., has rented office and production space from the minority shareholder Jiangsu Paotong Electronic & Technology Co., Ltd. The expenses in fiscal 2006 amount to €0.119 million.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transactions with related parties were as follows for the years ended September 30:

Transactions with related parties

For the years ended September 30 (€ thousand)	2006*	2005	2004
Net sales to
Siemens (including resale to third parties)	88,617	185,233	217,599
Matsushita and others	8,403	6,563	7,427

	97,020	191,796	225,026

Purchases of inventories and services charged to cost of goods sold
Siemens	(10,523)	(22,709)	(21,981)
Matsushita and others	(3,393)	(1,322)	(6,247)

	(13,916)	(24,031)	(28,228)

Research and development expenses
Siemens	(1,081)	(2,083)	(1,098)
Matsushita and others	—	(84)	(25)

	(1,081)	(2,167)	(1,123)

Marketing, selling, general and administrative expenses
Siemens	(3,152)	(7,502)	(12,786)

*	Siemens until March 29, 2006

Additionally the Company paid sales commissions to Siemens sales companies until the date of sale of the EPCOS shares in the amount of €2.856 million for fiscal 2006, €6.611 million for fiscal 2005 and €9.715 million for fiscal 2004.

Furthermore, expenses to the Matsushita group for licenses and service fees amounted to €0.892 million, €0.964 million and €1.306 million for fiscal years 2006, 2005 and 2004, respectively.

In addition to the above mentioned research and development expenses there are further Matsushita lump sum fees in the amount of €4.320 million in fiscal 2006.

In fiscal 2004 the Company’s U.S. subsidiary Crystal Technology, Inc., purchased an interest of 10% in the U.S. company Siemens Subscriber Networks, Inc., for an amount of €0.689 million. The Siemens company was converted into a Limited Liability Company in fiscal 2005. In fiscal 2006 the equity interest was increased to 29%. The corresponding purchase amount was €1.509 million.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts due from and to related parties included in the consolidated balance sheet as of September 30 were as follows:

Amounts due from and to related parties

As of September 30 (€ thousand)	2006	2005
Siemens
Trade accounts receivable	—	13,630
Trade accounts payable	—	(4,296)
Matsushita and others
Trade accounts receivable	917	510
Trade accounts payable	(3,197)	(565)

Transactions with related persons were as follows for the years ended September 30:

Transactions with related persons

For the years ended September 30 (€ thousand)	2006	2005	2004
Net sales to
Members of Supervisory Board	3,781	3,208	2,431
Purchases of inventories and services charged to cost of goods sold
Members of Supervisory Board	(2,928)	(8,001)	(10,253)

Purchases from companies directly or indirectly owned by members of the Supervisory Board are conducted on an arm’s length basis. Purchases in fiscal 2006, 2005 and 2004 were not considered material for either EPCOS AG or those companies that are directly or indirectly owned by members of the Supervisory Board.

Amounts due from and to related persons

As of September 30 (€ thousand)	2006	2005
Members of Supervisory Board
Trade accounts receivable	284	386
Trade accounts payable	(115)	(922)

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. Other liabilities

Other liabilities as of September 30, 2006 and 2005, are as follows:

Other liabilities

As of September 30 (€ thousand)	2006	2005
Employee-related costs	33,199	28,258
Accrual for restoration cost	5,579	5,067
Government loans	3,441	3,531
Other	3,808	3,414

Total other liabilities	46,027	40,270

14. Shareholders’ equity

At September 30, 2006, the Company had common stock amounting to €65.300 million divided into 65,300,000 registered shares of no par value with a nominal value of €1 per share.

The Management Board is authorized, with the consent of the Supervisory Board, to increase common stock on or before February 10, 2009, by up to a total of €13.020 million (Authorized Capital 2004). This Authorized Capital can be utilized to issue new ordinary registered shares of up to €13.020 million for cash or in-kind contributions.

No cash dividends were declared and paid in the years ended September 30, 2006, 2005 and 2004.

Under the German Stock Corporation Act, the amount of income available for distribution to shareholders is based upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code (HGB). Accordingly, the Annual General Meeting decides only on the dividends payable from the retained earnings as shown in the Company’s annual German statutory accounts. As of September 30, 2006, the distributable amount was €54.443 million. As of September 30, 2005, this amount was €49.203 million.

The German Stock Corporation Act also defines the rules for acquisition of treasury shares. The Company does not require authorization or shareholder approval to acquire treasury shares for the purpose of transferring them to employees as part of an employee share purchase plan. In fiscal 2006, the Company neither purchased shares nor reissued shares to its employees. In fiscal 2004 the Company sold the 25,000 shares owned at September 30, 2003, to third parties. The amount of minus €0.392 million, by which the sales price was below the purchase price, was booked as decrease of the additional paid-in capital.

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

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15. Stock-based compensation

Stock option plans

EPCOS Stock Option Plan 1999

Effective October 13, 1999, an extraordinary shareholders’ meeting adopted a stock option plan (EPCOS Stock Option Plan 1999). The plan had a term of five years. Under this plan that was terminated by the shareholders’ meeting on February 11, 2004, members of the Management Board, directors of subsidiaries and other eligible key employees could be granted non-transferable options to purchase up to 2,480,000 shares at 115% of the average closing market price of the Company’s shares during the five-day period immediately before the date of grant. For options granted immediately before the Company’s initial public offering, the exercise price was 115% of the subscription price of €31 per share. The Supervisory Board of the Company decided annually on the number of options to be granted to the Management Board. In turn, the Management Board and the governing bodies of the group companies decided annually on the number of shares to be granted to the other eligible employees. Options granted under the plan can be exercised during the five-year period starting two years after the options are granted, provided that the share price has reached or exceeded the exercise price on at least one day since the grant date. In connection with the EPCOS stock option plan 1999, Conditional Capital of the Company in the amount of up to €2.480 million was created for the issuance of up to 2,480,000 additional shares with no par value and a nominal value of €1 each. The Conditional Capital became effective on October 13, 1999, when it was recorded in the German Commercial Register.

EPCOS Stock Option Plan 2004

In the shareholders’ meeting of February 11, 2004, the shareholders approved the current EPCOS Stock Option Plan 2004.

Under this plan a maximum of 2,480,000 options may be issued to the members of the Management Board of EPCOS AG, to managing directors of EPCOS affiliates and to other selected executives until February 10, 2007. The Supervisory Board of EPCOS AG decides on the number of options to be granted to the Management Board, and the Management Board on the number of options to be granted to the other eligible persons. The exercise price amounts to 115% of the base price, i. e. the average opening market price of EPCOS AG shares on the five trading days before the grant date. The exercise price is also the performance hurdle. The options may only be exercised after the expiration of a vesting period. This vesting period begins one week after the grant date and runs for at least two years. The option rights may be exercised during the five years following the vesting period. Instead of shares issued from Conditional Capital 2004 II of €2.480 million created for this purpose, the eligible persons may, at the discretion of the Company, be granted treasury shares repurchased from the stock market or paid cash settlement. The shares, to be issued from the Conditional Capital 2004 II, have no par value and their nominal amount is €1 each. In the event of extraordinary, unforeseen developments, the Supervisory Board and the Management Board are authorized to introduce a cap on possible gains from stock options.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes stock option activity:

Stock option activity

	Number of options	Weighted average exercise price per share (in €)
Balance as of September 30, 2003	1,737,750	52.03

Granted	495,000	21.76
Exercised	—	—
Forfeited	50,500	40.54

Balance as of September 30, 2004	2,182,250	45.43

Granted	340,000	13.74
Exercised	—	—
Forfeited	35,500	24.36

Balance as of September 30, 2005	2,486,750	41.40

Granted	339,000	13.05
Exercised	—	—
Forfeited	129,250	33.51

Balance as of September 30, 2006	2,696,500	38.21

The following table summarizes all stock options issued by the Company and exercisable as of September 30, 2006:

Options outstanding and exercisable

As of September 30, 2006

								Options exercisable
Range of exercise prices (in €)	Granted options	Forfeited options	Remaining granted options	Options outstanding weighted average remaining contractual life (in years)	Weighted average exercise price per granted option (in €)	Weighted average exercise price per forfeited option (in €)	Weighted average exercise price per remaining granted option (in €)	Number	Weighted average exercise price (in €)
13.05	339,000	—	339,000	6	13.05	13.05	13.05	—	—
13.74	340,000	(24,000)	316,000	5	13.74	13.74	13.74	—	—
15.23	698,500	(73,000)	625,500	3	15.23	15.23	15.23	625,500	15.23
21.76	495,000	(62,000)	433,000	4	21.76	21.76	21.76	433,000	21.76
35.65	158,000	(12,000)	146,000	—	35.65	35.65	35.65	146,000	35.65
64.11	463,500	(49,500)	414,000	2	64.11	64.11	64.11	414,000	64.11
90.90 to 105.04	454,500	(31,500)	423,000	1	103.17	105.04	103.03	423,000	103.03

13.05 to 105.04	2,948,500	(252,000)	2,696,500	3	38.24	38.49	38.21	2,041,500	46.18

The intrinsic value of the options exercisable is zero.

After 158,000 options had been granted at a weighted average fair value of €21.25 per option on October 14, 1999, another 454,500 options were granted in fiscal 2001 in two tranches on

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

November 29, 2000, and February 22, 2001. The weighted average fair value for the first tranche was €40.41 and for the second tranche €31.26 per option, measured at the respective grant date. For the entire options granted for fiscal 2001, the weighted average fair value amounted to €39.20 per option. On November 27, 2001, another 463,500 options were granted at a weighted average fair value of €25.45 per option. On November 21, 2002, an additional 698,500 options were granted in fiscal 2003. The weighted average fair value amounted to €6.87 per option. On December 11, 2003, 495,000 options were granted at a weighted average fair value of €7.76 per option. On December 14, 2004, 340,000 options were granted. The fair value amounted to €3.90 per option (without considering the cap on possible gains as defined in the Stock Option Plan 2004). On December 14, 2005, 339,000 options were granted at a weighted average fair value of €2.20 per option. In 2006, 2005 and 2004 433,000, 665,500 and 438,500 options vested with a fair value of €7.76, €6.87 and €25.45 per option respectively. In fiscal 2006 compensation expense of €1.294 million from stock based compensation was recorded. The expected cost of the stock options for fiscal year 2007 and fiscal year 2008 are €0.483 million and €0.062 million, respectively. For fiscal year 2006 the effect on earnings per share, for both basic and diluted, amounts to €0.02. Results for prior period have not been restated. There is no cash flow effect on the granted options.

All forfeited options concern employees who left the Company.

The fair value of the Company’s stock options of fiscal 2006, 2005 and 2004 was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2006, 2005 (without consideration of the cap in the case of extraordinary gains) and 2004 at the corresponding grant date:

Average values of stock options

As of September 30	2006	2005	2004
Risk-free interest rate	3.14%	3.16%	4.13%
Expected life of options (in years)	5	5	5
Expected volatility	26.0%	43.4%	41.0%
Average expected dividend yield	1.73%	1.73%	1.24%

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16. Restructuring

Due to the considerable changes in market conditions for electronic components since fiscal 2001, it was necessary for the Company to undertake restructuring measures to reduce the workforce, dispose of certain equipment and speed up relocation of manufacturing operations to countries with lower labor costs. On the basis of various restructuring plans - amongst others caused by the sale of Tantalum Capacitors Business to Kemet - in fiscal 2006, worldwide measures were taken, which resulted in the following personnel costs and impairments:

Restructuring costs, net

For the years ended September 30 (€ thousand)	2006	2005	2004
Personnel costs, net	10,401	4,726	828
Impairment of property, plant and equipment (see Note 9)	3,404	404	3,607
Other	—	484	—

Total restructuring costs	13,805	5,614	4,435

Restructuring costs booked in fiscal 2006 include an amount of €9.086 million that concerns discontinued operations. The split of restructuring costs by segment was as follows:

Segmental analysis of restructuring costs, net

For the years ended September 30 (€ thousand)	2006	2005	2004
Capacitors and Inductors	15,680	5,481	1,063
Ceramic Components	828	1,091	(89)
SAW Components	(2,703)	(958)	3,461

Total restructuring costs	13,805	5,614	4,435

With effect from October 1, 2005, the business segments “Capacitors” and “Inductors and Ferrites”, were combined to a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the Tantalum Capacitor Business, which was part of the operating segment “Capacitors”. Balances reported previously have been restated for comparative purposes given the change in the segmentation.

These restructuring costs mainly impact cost of goods sold. In fiscal 2006 EPCOS paid out €6.781 million.

Parts of accruals were canceled because of structural changes compared with the planned reduction of manpower and fluctuation of employees.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The development of accruals and liabilities for personnel restructuring costs during fiscal 2006 and 2005 is as follows:

Development of accruals and liabilities

	Number of employees	Accruals and liabilities (€ thousand)
As of September 30, 2003	839	30,838

Increase in accruals/liabilities, net	12	828
Usage	(197)	(8,550)

As of September 30, 2004	654	23,116

Increase in accruals/liabilities, net	99	4,726
Usage	(356)	(13,220)

As of September 30, 2005	397	14,622

Increase in accruals/liabilities, net	44	10,401
Usage	(173)	(8,706)

As of September 30, 2006	268	16,317

17. Other income, net

Net other income of continuing operations in amount of €6.678 million mainly consists of grants for research at an Austrian subsidiary in amount of €3.875 million. Net other income of €7.273 million in fiscal 2005 mainly consists of grants for research and further education in Austria (€4.934 million) and investment grants in Czech Republic (€1.264 million). The net other income of €4.888 million in fiscal 2004 mainly consists of grants for research in amount of €3.852 million for an Austrian affiliate.

18. Income taxes

Consolidated income (loss) before income taxes and minority interests for the continuing operations split according to taxation criteria into domestic and foreign sources was as follows:

Income (loss) before income taxes

For the years ended September 30 (€ thousand)	2006	2005	2004
Germany	(24,949)	(10,553)	12,180
Foreign	62,738	(24,055)	49,925

Total	37,789	(34,608)	62,105

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The income tax provision (benefit) consisted of the following:

Provision (benefit) for income taxes

For the years ended September 30 (€ thousand)	2006	2005	2004
(a) Current taxes
Germany	911	882	2,925
Foreign	11,070	1,638	7,492

(b) Deferred taxes
Germany	(10,992)	23,640	4,628
Foreign	1,221	5,319	(4,146)

Total	2,210	31,479	10,899

The Company’s subsidiary in Singapore was granted a tax holiday by the government of Singapore relating to production of SAW components there until 2013. Based on the pre-tax income of €32.457 million, €3.788 million, and €49.425 million for the years ended September 30, 2006, 2005 and 2004, respectively, relating to this production facility, and the statutory tax rate of 20% for 2006, 2005 and 2004 in Singapore, the effect of the tax holiday for the years ended September 30, 2006, 2005 and 2004 on net income amounts to €6.491 million, €0.758 million and €9.885 million, respectively. The effect on basic net income per share is €0.10, €0.01 and €0.15, respectively.

A reconciliation of income taxes follows for the years ended September 30, 2006, 2005 and 2004 based on the consolidated statutory rate of 40% for 2006, 2005 and 2004 which represents the German corporate tax rate plus the after federal tax benefit rate for trade taxes:

Reconciliation of income taxes

For the years ended September 30 (€ thousand)	2006	2005	2004
Expected provision (benefit) for income taxes	15,116	(13,842)	24,842
Foreign tax rate differential	(29,553)	8,259	(20,167)
Change in valuation allowance	14,082	34,683	3,539
Non-deductible expenses Germany	1,718	677	2,139
Foreign withholding tax	921	236	536
Tax expense (benefit) prior years Germany	(13)	523	24
Trade tax differential Germany	326	390	339
Other	(387)	553	(353)

Actual provision (benefit) for income taxes	2,210	31,479	10,899

The statutory corporate income tax rate in Germany was 25%. The solidarity surcharge of 5.5% was calculated on the federal corporate tax, so that the total federal corporate tax rate amounted to 26.4% in fiscal year 2006, 2005 and 2004. The effective rate for trade tax was 13.6% for fiscal 2006, 2005 and 2004. The Company is continuously under audit by tax authorities in different countries. In the Company’s opinion the tax provisions adequately cover possible expenses for all open years.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred income tax assets and liabilities as of September 30, 2006 and 2005, are summarized as follows:

Deferred income tax assets and liabilities

As of September 30 (€ thousand)	2006	2005
Inventories	4,889	5,026
Fixed assets	11,040	12,955
Net operating loss and tax credit carryforwards	110,315	84,732
Accrued expenses	10,314	10,466
Pension liabilities	67,595	67,160
Other liabilities	1,671	1,620
Other	4,489	3,344

Gross deferred tax assets	210,313	185,303
Deferred tax asset valuation allowance	(66,208)	(52,126)

Net deferred tax assets	144,105	133,177
Receivable provisions	(540)	(2,173)
Inventories	(1,462)	(1,461)
Fixed assets	(35,724)	(47,998)
Accrued expenses	(12,023)	(8,110)
Other	(25,125)	(16,690)

Gross deferred tax liabilities	(74,874)	(76,432)

Deferred tax assets, net	69,231	56,745

The net operating loss carryforwards relate mainly to the German, Austrian, French, Brazilian, Indian and Spanish operations. Evaluation of the deferred tax assets showed a longer period of recoverability than previously assumed especially for the net operating losses. Therefore, in addition to the valuation allowance already recognized in prior years, a partial valuation allowance on deferred tax assets particularly for the Austrian, Spanish and Brazilian operations has been made. The evaluation of the deferred tax assets in Germany has not led to a necessity for an additional valuation allowance. Management assumes that net operating losses can be utilized because of earnings improving activities.

The Company pension plan is managed through a relief fund (UK EPCOS e.V). A taxable income of €3.123 million in fiscal 2006 and of €6.982 million in fiscal 2005 has been generated at EPCOS AG, because indirect pension obligations cannot be considered for tax purposes. A temporary difference has arisen between the book value and the tax basis, which has led to a deferred tax asset of €43.655 million at September 30, 2006, and of €42.388 million at September 30, 2005.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Net deferred tax assets and liabilities are recorded in the consolidated balance sheets as of September 30, 2006 and 2005, as follows:

Deferred income tax assets and liabilities in consolidated balance sheets

As of September 30 (€ thousand)	2006	2005
Deferred tax assets
Current	6,446	8,708
Non-current	94,036	70,169
Deferred tax liabilities
Current	(14,424)	(3,629)
Non-current	(16,827)	(18,503)

Total	69,231	56,745

As of September 30, 2006, the Company had consolidated net operating loss (NOL) carryforwards amounting to €337.055 million, of which €4.680 million expire by 2012 and €332.375 million expire later than 2013 or have no expiry date. These figures show the gross amount of the available NOLs. In addition, the subsidiary in Spain has a tax credit amount of €3.237 million at its disposal which will expire starting from 2012. The Company’s valuation allowances increased from 2005 to 2006 by €14.082 million, in 2004 to 2005 by €34.683 million and from 2003 to 2004 by €3.539 million. The valuation allowance reduced the deferred tax asset to a net amount that will more likely than not be realized, based on the Company’s estimate of future earnings and the expected timing of temporary difference reversals.

At September 30, 2006, the Company made provisions for income taxes of €1.530 million and at September 30, 2005, of €2.695 million on retained earnings of foreign subsidiaries. Income taxes on the remaining earnings of €73.755 million at September 30, 2006, of foreign subsidiaries have not been provided, because such earnings are intended to be indefinitely reinvested in those operations. It is not economically practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19. Earnings per share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30, 2006, 2005 and 2004:

Earnings/(Loss) per share from continuing operations

For the years ended September 30 (€ thousand, except per share data)	2006	2005	2004
Net income/(loss) from continuing operations - basic	35,160	(66,321)	50,983
Interest expense on convertible bonds (net of tax)	2,125	—	2,125

Net income/(loss) - diluted	37,285	(66,321)	53,108

Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,296,107
Effect of dilutive shares – stock options	—	—	74,386
Effect of dilutive shares – convertible bonds	6,500,000	—	6,500,000
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	71,800,000	65,300,000	71,870,493

Basic earnings per common share, €	0.54	(1.02)	0.78

Diluted earnings per common share, €	0.52	(1.02)	0.74

Earnings/(Loss) per share from discontinued operations
For the years ended September 30 (€ thousand, except per share data)	2006	2005	2004
Net loss from discontinued operations - basic	(13,983)	(52,941)	(1,755)
Interest expense on convertible bonds (net of tax)	—	—	—

Net loss - diluted	(13,983)	(52,941)	(1,755)

Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,296,107
Effect of dilutive shares – stock options	—	—	—
Effect of dilutive shares – convertible bonds	—	—	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	65,300,000	65,296,107

Basic earnings per common share, €	(0.21)	(0.81)	(0.03)

Diluted earnings per common share, €	(0.21)	(0.81)	(0.03)

In fiscal 2006 and 2004, 6,500,000 potential dilutive shares resulting from the convertible bonds were considered in continuing operations. For discontinued operations these shares were not considered, because the inclusion would be antidilutive. For fiscal year 2005, 6,500,000 potential dilutive shares resulting from the convertible bonds were neither considered in continuing operations nor in discontinued operations, because the inclusion would be antidilutive.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20. Pensions

The Company provides pension benefits principally under several defined benefit pension plans. September 30 is the measurement date of the leading plans. Both in Germany and also in Brazil employees are covered under two defined benefit pension plans each. Both US subsidiaries, EPCOS Inc., Iselin/New Jersey, and Crystal Technology, Inc., Palo Alto/California, provide defined benefit pension plans, the largest of which is funded.

Moreover, in Germany there is a deferred compensation plan, which gives German employees the opportunity to convert part of their compensation to a pension based on amounts contributed, including the interest earned on them up until retirement age. The provision for future payments to retired staff is determined actuarially.

The liability is recorded at the maximum of the market value of the plan assets and the actuarial present value of the guaranteed financial funds.

Payments for defined contribution plans amounted to €1.785 million in fiscal 2006, €2.038 million in fiscal 2005 and €1.639 million in fiscal 2004. The estimated value for fiscal 2007 amounts to €1.900 million.

Consolidated information regarding all of the Company’s pension plans at the dates indicated is presented in the following tables.

The following table presents the changes in projected benefit obligations (“PBO”) during the years indicated:

Changes in projected benefit obligations

As of September 30 (€ thousand)	2006	2005	2004
Projected benefit obligations (“PBO”) at beginning of year	210,753	161,827	150,575
Sale of Tantalum Capacitor Business	(1,210)	—	—
Service cost	6,530	5,830	5,334
Interest cost	9,161	8,906	8,579
Actuarial (gains)/losses	(2,608)	38,038	4,631
Foreign exchange rate changes	(1,451)	2,245	(1,104)
Benefits paid	(7,297)	(5,935)	(5,626)
Curtailments	20	—	(36)
Settlements	(69)	(158)	(526)

Projected benefit obligations (“PBO”) at end of year	213,829	210,753	161,827

The accumulated benefit obligation at end of fiscal year 2006 amounts to €196.844 million.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the changes in plan assets during the fiscal years indicated:

Changes in plan assets

As of September 30 (€ thousand)	2006	2005	2004
Fair value of plan assets at beginning of year	20,127	16,486	15,351
Actual return on plan assets	1,772	1,294	1,505
Foreign exchange rate changes	(917)	1,471	(780)
Employer contributions	1,292	1,808	1,158
Benefits paid	(779)	(932)	(748)

Fair value of plan assets at end of year	21,495	20,127	16,486

The plan asset allocation is as follows:

Plan assets allocation

As of September 30 (in %)	2006	2005
Investment in stocks	43.1	40.9
Bonds	55.4	58.4
Other	1.5	0.7

Total	100.0	100.0

The investment managers of the plan assets seek to reduce volatility by their investment strategy. Thus the exposure of corporate bonds, which are held in USA, is limited to 50%. The bonds require a minimum rating of Standard & Poor’s or Moody’s of A or better at the date of purchase. The exposure to equity instruments is limited to 60%. The stock investment in any corporation is limited to 5% of total equity assets within the plan assets. The expected contribution in 2007 to the plan assets can not be estimated.

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A reconciliation of the funded status with the amounts recognized in the consolidated balance sheets is as follows:

Reconciliation of funded status with consolidated balance sheets

As of September 30 (€ thousand)	2006	2005
Funded status of plans *)	(192,334)	(190,626)
Unrecognized prior service cost	599	723
Unrecognized actuarial net Losses	52,551	58,300
Intangible assets	(431)	(540)
Accumulated other changes in equity	(37,650)	(42,173)

Net amount to be reported in the consolidated balance sheets	(177,265)	(174,316)
Less current portion	8,449	8,548

Long-term portion of pension liability	(168,816)	(165,768)

*)	Difference between projected benefit obligations and fair value of plan assets.

The additional minimum pension liability decreased by €4.341 million from the previous year. This change effected other comprehensive loss in the amount of €2.639 million (net of tax) in fiscal year 2006.

The following table presents the components of net pension cost for the years ended September 30, 2006, 2005 and 2004:

Net pension cost

For the years ended September 30 (€ thousand)	2006	2005	2004
Service cost	6,530	5,830	5,334
Interest cost	9,161	8,906	8,579
Expected return on plan assets	(1,649)	(1,328)	(1,149)
Amortization of unrecognized actuarial gains or losses	2,747	349	265
Unrecognized prior service cost	81	78	82
Curtailment losses/(gains)	14	32	(36)

Net periodic pension cost	16,884	13,867	13,075

Assumed discount rates and rates of increase in compensation used in calculating the PBO together with long-term rates of return on plan assets vary with the economic conditions of the country in which the retirement plans apply. The weighted average assumptions used in calculating the actuarial values for the principal pension plans were 4.25% for the discount rate in fiscal 2006, 4.00% in fiscal 2005 and 5.25% in fiscal 2004. The compensation increases were assumed to be 2.00% in fiscal 2006, 2.00% in fiscal 2005 and 2.00% in fiscal 2004. The expected return on plan assets for the USA funded pension plan in fiscal 2006 was 7.00% (previous year: 7.00%). The expected return on plan assets of the Brazilian subsidiary amounts to 13.00% (previous year: 13.00%).

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the estimated pension payment for the next ten years:

Forecast payment of pensions

Years ended September 30 (€ thousand)
2007	7,714
2008	7,434
2009	8,666
2010	8,549
2011	8,715
2012 till 2016	48,505

21. Supplemental cash flow information

Cash payments for income taxes and interest for the years ended September 30, 2006, 2005 and 2004, were as follows:

Payments for income taxes and interest

For the years ended September 30 (€ thousand)	2006	2005	2004
Payments for
Income taxes	9,578	10,355	9,268
Interest net of amounts capitalized	16,486	9,846	11,045

22. Financial instruments and risk management

Foreign currency forward contracts and options

To reduce its exposure to certain risks inherent in its business, the Company enters into forward foreign exchange and options contracts based on forecast foreign currency transaction exposures. Contracts generally extend for a period of less than one year. These contracts are marked to market and included in accrued expenses or other assets. The change in market value of instruments other than hedge, which are designated as cash flow hedges, is included in currency gains or losses within the consolidated statements of operations. The Management Board believes that the credit risk in these transactions is minimal, and is involved on a daily basis in risk management decisions, operating under rules adopted by the Supervisory Board. The inherent risks are monitored using a value at risk model.

Commodity contracts

The Company shows gains or losses due to commodity contracts which are designated as cash flow hedges to hedge anticipated future cash flows in other comprehensive income/loss. These hedging contracts are commodity contracts to hedge price fluctuations for palladium over a period of one to twelve months.

The gains or losses are reclassified in the statements of operations, as soon as the underlying transactions materialize, while the ineffective portion of these hedging contracts is recorded directly in the statements of operations. The statement of operations as of the fiscal year ending on September 30, 2006, was influenced by reclassification of gains from other comprehensive income/loss in amount of €0.554 million gross and €0.416 million net of tax

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

respectively. As there were no ineffective portion of the hedges, the statements of operations were not affected by any changes in the market values. The unrealized losses due to commodity contracts will be reported in total within the statement of operations of the next fiscal year because of the maturity date.

Interest rate and cross-currency swaps

For hedging of currency and interest rate risks, the Company has entered into cross-currency and interest rate swaps in the amount of €16.100 million. The swaps bear durations with differing maturities up to March 30, 2009.

These swaps are marked to market and included in accrued expenses or other assets.

Fair value of financial instruments

The carrying amounts of the Company’s significant financial instruments as of September 30, 2006 and 2005, are summarized here. The carrying values of the Company’s cash and cash equivalents, trade accounts receivable and payable, short-term borrowings and accrued expenses and other current liabilities approximate their fair market values as of September 30, 2006 and 2005, due to their short-term maturity. The carrying amounts of the Company’s variable rate debt likewise approximate fair value because the interest rates are based on floating rates that reflect market rates. The fair value of the Company’s long-term fixed rate debt is estimated using discounted cash flow analysis based on the Company’s current borrowing rates for debt with similar maturities. Because considerable judgment is required in interpreting market data to develop estimates of fair value, the estimates do not necessarily indicate the amounts that could be realized or would be paid in a current market transaction. The effect of using different market assumptions or estimate methodologies may be material to the estimated fair value amounts.

The following table summarizes the carrying amount and fair value of the Company’s fixed rate long-term debt and derivative financial instruments:

Carrying amount and fair value

	2006			2005
As of September 30 (€ thousand)	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Convertible bonds	—	125,000	123,580	—	124,620	126,046
Fixed rate long-term debt	—	66,417	63,633	—	83,970	81,972
Forward exchange contracts	222,686	(559)	(559)	193,274	428	428
Cross-currency swaps and interest rate swaps	16,100	866	866	32,000	(408)	(408)
Commodity contracts	25,070	(518)	(518)	8,995	90	90

Concentrations of risk

The Company has business relationships with numerous customers and affiliates around the world. From a risk concentration standpoint apart from Siemens (see Note 12), there have been no other major customers in fiscal 2006, 2005 and 2004. Although the Company has a large volume of receivables from a limited number of customers, such receivables are

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

managed under standard commercial terms. Consequently, in management’s opinion, any concentration of credit risk relating to these customers is appropriately monitored. The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing requirements. The Company purchases a significant amount of raw materials and supplies from single sources on grounds of technology, availability, price, quality and other criteria. Should a major delivery from such a single-source supplier be delayed or curtailed, the Company’s ability to ship the related product in the desired quantity on time may be impaired. The Company attempts to mitigate these risks by working closely with key suppliers on product plans, strategic inventory levels and coordinated product launches.

23. Commitments and contingencies

(a) Leases

The Company currently leases manufacturing, executive and administrative facilities, and various types of equipment under operating lease agreements. In addition, the Company had capital lease agreements for certain office equipment in prior periods. Rental expense for all operating lease agreements charged against earnings amounted to €22.911 million, €23.503 million and €23.559 million for the years ended September 30, 2006, 2005 and 2004, respectively. These amounts include lease payments to Siemens of €2.170 million, €4.984 million and €4.685 million for the three years respectively (in fiscal 2006 Siemens is reported individually until the sale of EPCOS shares). No contingent lease agreements exist.

Assets under capital lease agreements are included in the consolidated balance sheets as follows:

Capital lease assets

As of September 30 (€ thousand)	2006	2005
Technical equipment, machinery and other equipment	—	113
Less accumulated depreciation	—	—

Net assets under capital lease	—	113

The following is a summary of future minimum lease payments under operating lease agreements that had initial or remaining periods of notice of more than one year:

Future minimum lease payments

As of September 30, 2006 (€ thousand)	Operating lease
2007	15,226
2008	9,131
2009	6,384
2010	12,698
2011	4,526
Thereafter	11,204

Total minimum lease payment	59,169

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Effective October 1, 1999, the Ceramic Components segment entered into a lease with Siemens for a facility in Austria. Annual lease payments for the period until the sale of the EPCOS shares amount to €0.625 million. The Company’s Austrian subsidiary also has an operating lease agreement for a factory building with annual lease payments of €2.227 million and €2.154 million in fiscal 2006 and fiscal 2005, respectively. The contract, beginning January 2001, cannot be terminated during its 15-year term. The resulting commitments are included in the above table.

(b) Other commitments and contingencies

The Company and its subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Management Board, based on the advice of in-house counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company’s consolidated financial condition or results of operations.

The Company is subject to extensive environmental regulation in the jurisdictions in which it operates, including requirements governing air emissions, effluents, and storage of hazardous materials and waste. These requirements will continue to be significant to its future operations. In the past, the Company has been exposed to liability for the remediation of soil or groundwater contamination at its facilities. The Company may also face liability for remediation of its sites located in the United States, where it could be designated a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or other federal, state or local environmental remediation laws for its U.S. locations.

The Company has not incurred any significant penalties for environmental violations and liability for damage to natural resources, property damage and environmental exposure claims to date, but the Company could incur some or all of these types of liabilities in the future. Because some facilities are closely located to or shared with those of other companies, including those of Siemens subsidiaries, the Company may have to answer claims relating to environmental contamination not originating from the operations of the Company.

Significant financial reserves or additional compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other events, and those expenditures could adversely affect the Company’s financial condition or results of operations.

As of September 30, 2006 and 2005, the following contingent liabilities exist:

Contingent liabilities

As of September 30 (€ thousand)	2006	2005
Acceptance liability/discounted bills of exchange	—	177
Other contingent liabilities	513	328

Total	513	505

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24. Segment reporting

The Company has three reportable operating segments that are regularly evaluated by the Management Board in deciding how to allocate resources. The segments are managed separately because of differences in the nature of their respective products. The three reportable operating segments are Capacitors and Inductors, Ceramic Components and Surface Acoustic Wave (SAW) Components.

The business segment Capacitors and Inductors comprises products which are used throughout electrical engineering and electronics. They store electric charges and filter or regulate current and voltage in electronic circuitry. The product spectrum of the business segment covers aluminum electrolytic capacitors, film capacitors, power capacitors, and solutions for power factor correction. Inductors fulfill two basic electrical functions at the same time: they filter current and store electromagnetic energy. The portfolio also includes ferrites, which are the heart of inductors and concentrate electromagnetic fields to transmit electrical signals and power. Moreover, EPCOS also manufactures components that ensure electromagnetic compatibility for the interference-free operations of electrical equipment and devices of all kinds.

The business segment Ceramic Components manufactures products that are indispensable in automotive electronics and appliances as well as in telecommunications and entertainment electronics. They filter electrical signals, measure physical quantities, such as temperature, and they protect electronic circuitry against overvoltage and overcurrent. The product portfolio covers surge arresters and switching spark gaps, sensors and sensor systems, thermistors, varistors, and a wide range of multilayer ceramic components, including piezo actuators and capacitors.

Besides surface acoustic wave filters, resonators and duplexers, the business segment SAW Components produces integrated radio frequency modules and microwave ceramic components. All of these are key components for modern information and communications technologies. They filter frequencies and have a decisive impact on picture and sound quality in audio and TV equipment as well as in mobile phones. The subsidiary Crystal Technology, Inc., in Palo Alto, California, is the world market leader in lithium niobate crystals and wafers, which are the raw materials for many SAW components.

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

Information on the business segments is presented in the following table:

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial information on business segments

(€ million)	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
2006
Net sales to third and related parties from continuing operations	479.4	421.0	409.0	—	1,309.4
EBIT from continuing operations	(12.8)	7.0	52.6	—	46.8
Interest result, net from continuing operations	—	—	—	—	(9.0)
Income from continuing operations before income taxes and minority interest	—	—	—	—	37.8
Provisions for income taxes	—	—	—	—	(2.2)
Minority interest	—	—	—	—	(0.4)
Net Income from continuing operations					35.2
Loss from discontinued operations	—	—	—	—	(14.0)
Net Income	—	—	—	—	21.2
Depreciation and amortization from continuing operations	36.4	38.0	49.8	2.4	126.6
Capital expenditures on fixed assets (without long-term financial assets) from continuing operations	20.7	20.4	62.1	3.9	107.1

Total assets inclusive asset held for sale	530.5	445.0	439.0	—	1,414.5

Thereof assets held for sale	15.6	—	—	—	15.6

2005
Net sales to third and related parties from continuing operations	419.2	361.3	369.5	—	1,150.0
EBIT from continuing operations	(31.3)	(24.3)	28.7	—	(26.9)
Interest result, net from continuing operations	—	—	—	—	(7.7)
Loss from continuing operations before income taxes and minority interest	—	—	—	—	(34.6)
Provisions for income taxes	—	—	—	—	(31.5)
Minority interest	—	—	—	—	(0.2)
Net Loss from continuing operations					(66.3)
Loss from discontinued operations	—	—	—	—	(53.0)
Net loss	—	—	—	—	(119.3)
Depreciation and amortization from continuing operations	43.3	37.0	63.2	2.3	145.8
Capital expenditures on fixed assets (without long-term financial assets) from continuing operations	31.2	71.0	30.4	2.4	135.0

Total assets	592.7	398.3	385.9	—	1,376.9

2004
Net sales to third and related parties from continuing operations	431.3	374.3	449.7	—	1,255.3
EBIT from continuing operations	(9.1)	19.4	57.2	—	67.5
Interest result, net from continuing operations	—	—	—	—	(5.4)

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income from continuing operations before income taxes and minority interest	—	—	—	—	62.1
Provisions for income taxes	—	—	—	—	(10.9)
Minority interest	—	—	—	—	(0.2)
Net Income from continuing operations					51.0
Loss from discontinued operations	—	—	—	—	(1.8)
Net Income	—	—	—	—	49.2
Depreciation and amortization from continuing operations	29.1	33.0	74.5	2.0	138.6
Capital expenditures on fixed assets (without long-term financial assets) from continuing operations	27.4	30.6	41.5	2.9	102.4

Total assets	674.2	393.3	418.7	—	1,486.2

With effect from October 1, 2005, the business segments “Capacitors” and “Inductors and Ferrites”, were combined to make a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the Tantalum Capacitor Business, which was part of the operating segment “Capacitors”. Balances reported previously have been restated for comparative purposes given the change in the segmentation.

Information on the principal regions, net sales and identifiable assets as of September 30, 2006, 2005 and 2004, are presented in the following table:

Financial information by regions

As of September 30 (€ million)	2006		2005		2004
	Net sales (continuing)	Identifiable tangible assets	Net sales (continuing)	Identifiable tangible assets	Net sales (continuing)	Identifiable tangible assets
Europe
Germany	393.3	184.9	338.0	191.0	337.9	233.5
Austria	16.9	103.3	15.0	117.7	19.5	83.2
Other	343.3	73.3	323.4	130.0	371.1	151.6
Asia	388.0	91.4	325.1	91.3	366.1	103.3
United States	79.6	8.8	64.2	9.6	73.5	10.7
Other	88.3	31.7	84.3	36.7	87.2	22.1

Total	1,309.4	493.4	1,150.0	576.3	1,255.3	604.4

EPCOS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. Acquisitions

The Company adopted SFAS No. 141 Business Combinations which was effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations have to be accounted for by the purchase method and requires separate recognition of intangible assets apart from goodwill, if they meet contractual-legal criteria or a separability criterion. None of the Company’s acquisitions during the fiscal years ended September 30, 2006, 2005 and 2004 were significant to the Company’s results of operations for the respective periods.

26. Subsequent events

Panasonic Electronic Devices Europe GmbH, Lüneburg, Germany (“PEDEU”), formerly Matsushita Electronic Components (Europe) GmbH, as well as its parent companies, Panasonic Europe Ltd., Uxbridge, UK, formerly Matsushita Electric Europe (Headquarters) Ltd., and Matsushita Electric Industrial Co., Ltd., Osaka, Japan, informed the Company of the sale of its 12.5% (plus one share) stake in EPCOS AG in October 2006.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1	Articles of Association of EPCOS AG (English translation), as amended in February 2006 (as registered with the commercial register of the lower court of Munich in April 2006).

2.1	Form of Deposit Agreement between EPCOS AG, Morgan Guaranty Trust Company of New York and Owners and Holders of American Depositary Receipts (incorporated by reference to exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

2.2	Form of Share Certificate (English Translation) (incorporated by reference to exhibit 4.2 of EPCOS’ Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

2.3	Form of American Depositary Receipt (incorporated by reference to exhibit 4.3 included in exhibit 4.1 of EPCOS’ Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

4.1	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, dated June 30, 1999 (incorporated by reference to exhibit 10.3 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.2	Patent Cross License Agreement between Matsushita Electric Industrial Co., Ltd. and EPCOS AG, effective on June 30, 2004 (incorporated by reference to Exhibit 4.4 of EPCOS’ Annual Report for fiscal year 2004 on Form 20-F, filed on March 17, 2005, as subsequently amended).

4.3	Technical Cooperation Agreement between Matsushita Electronic Components Co. Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to Exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999).

4.4	Amendment Agreement to the Technical Cooperation Agreement between Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Verwaltungsgesellschaft mbH, effective on June 30, 1999 (incorporated by reference to Exhibit 10.4 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999), effective on June 30, 2004 (incorporated by reference to Exhibit 4.6 of EPCOS’ Annual Report for fiscal year 2004 on Form 20-F, filed on March 17, 2005, as subsequently amended).

4.5	Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to Exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.6	Amendment Agreement to the Technical Cooperation Agreement between Matsushita Electric Industrial Co., Ltd. and Siemens Matsushita Components Verwaltungsgesellschaft mbH, made on July 14, 1999, with effect as of June 30, 1999 (incorporated by reference to exhibit 10.5 of EPCOS’ Registration Statement on Form F-1 (File No. 333-10844), filed on September 20, 1999), effective on June 30, 2004 (incorporated by reference to Exhibit 4.8 of EPCOS’ Annual Report for fiscal year 2004 on Form 20-F, filed on March 17, 2005, as subsequently amended).

4.7	Rental Contract for Commercial Business Space between Industrieverwaltungsgesellschaft Aktiengesellschaft and Siemens Matsushita Components GmbH & Co. KG, effective as of July 1, 1994 (as supplemented and amended) (as example of form of rental contract relating to 11 properties leased by SAW components product group) (incorporated by reference to Exhibit 10.6 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.8	Rental Contract for Commercial Business Space between Siemens Immobilien Management GmbH & Co. oHG, represented by Siemensstadt-Grundstücksverwaltung GmbH & Co. oHG, and Siemens Matsushita Components GmbH, dated July 16, 1999 (incorporated by reference to Exhibit 10.9 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.9	Rental Contract for Commercial Business Space between Siemens Aktiengesellschaft and Siemens Matsushita Components GmbH, dated August 6, 1999 (incorporated by reference to Exhibit 10.10 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.10	Framework Agreement between Siemens AG and EPCOS AG Regarding Technical Developments of Siemens Central Technical Division, effective July 1, 1999 (incorporated by reference to Exhibit 10.11 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.11	Memorandum by and between Ceramics Division of Matsushita Electronic Components Co., Ltd. and Siemens Matsushita Components oHG, made and entered into as of July 7, 1998 (incorporated by reference to Exhibit 10.12 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

4.12	Technical Know-How Agreement between EPCOS oHG and Matsushita Electronic Components Co., Ltd., made and entered into as of July 25, 2001 (incorporated by reference to Exhibit 4.11 of EPCOS’ Annual Report for fiscal year ended September 30, 2002 on Form 20-F, filed on March 24, 2003).

4.13	Know-How License Agreement by and between Matsushita-Kotobuki Electronics Industries, Ltd. and Siemens Matsushita Components GmbH & Co. KG, made and entered into as of January 15, 1999 (incorporated by reference to Exhibit 10.13 of EPCOS’ Registration Statement on Form F-1 (File No. 333–10844), filed on September 20, 1999).

8	List of Subsidiaries of EPCOS AG at September 30, 2006.

12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Declaration of Conformity pursuant to the German Corporate Governance Code, dated December 14, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPCOS AG (Registrant)

By:	/S/ HELMUT KÖNIG
Helmut König Chief Financial Officer

Date: March 20, 2007